Form 20-F
period 2018-12-31
Powerbridge Technologies Co., Ltd.
filed 2019-04-30
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

  ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

  ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

for the transition period from ____________to ____________

Commission file number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of principal executive offices)

Ban Lor, Chief Executive Officer

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.00166667	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, the issuer had 6,905,248 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, and its subsidiaries and affiliated companies.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	“Controlling Shareholders” refers collectively to Ban Lor and Stewart Lor.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” is to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Technologies Co., Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Zhuhai Powerbridge Technology Co., Ltd., a PRC company.

●	“Powerbridge Beijing” refers to Beijing Powerbridge Technology Co., Ltd., a PRC company.

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong.

●

“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

●	“R&D” refers to research and development.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Ordinary Shares, par value $0.00166667 per share.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“IPO” or “Offering” means the initial public offering by the Company of 1,750,000 Ordinary Shares consummated on April 4, 2019.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2018 and 2017.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.8755 to USD1.00, the noon buying rate on December 31, 2018, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2018, 2017 and 2016, and balance sheet data as of December 31, 2018 and 2017, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2018 and 2017, respectively.

Selected Consolidated Statement of Income and Comprehensive Income

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

	For the Years Ended
	December 31,
	2018	2017	2016
Revenues	23,152,267	21,628,554	21,174,801
Cost of revenues	15,318,661	13,539,829	13,646,569
Gross profit	7,833,606	8,088,725	7,528,232

Operating expenses:
Sales and marketing	2,144,588	1,614,237	1,516,126
General and administrative	2,684,183	1,462,901	1,324,485
Research and development	1,992,228	1,151,985	947,506
Total operating expenses	6,820,999	4,229,123	3,788,117
Operating income from operations	1,012,607	3,859,602	3,740,115
Other income	584,209	553,475	250,249
Income before income taxes	1,596,816	4,413,077	3,990,364
Provision for income taxes	43,190	434,882	536,387
Net income	1,553,626	3,978,195	3,453,977
Less: Income (loss) attributable to non-controlling interests	7,336	(6,671)	-
Net income attributable to Powerbridge’s shareholders	1,546,290	3,984,866	3,453,977
Comprehensive income	1,214,388	4,199,327	3,464,421

Basic earnings per common share*	$0.22	$0.58	$0.50

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of December 31, 2018 and 2017.

	As of December 31,
	2018	2017
Cash and cash equivalents	$4,348,635	$2,958,674
Total Current Assets	$22,107,482	$17,608,882
Total Assets	$27,767,508	$21,784,791
Total Liabilities	$21,341,628	$16,573,299
Total Powerbirdge’s Shareholders’ Equity	$6,425,880	$5,218,420
Non-controlling Interests	$-	$(6,928)
Total Shareholders’ Equity	$6,425,880	$5,211,492
Total Liabilities and Shareholders’ Equity	$27,767,508	$21,784,791

Exchange Rate Information

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 19, 2019, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.7032 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2017	6.9430	6.6400	6.9580	6.9580
2018	6.5063	6.7569	6.9575	6.9575
2019	6.8755	6.6080	6.9737	6.9737
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April 19, 2019	6.7039	6.7106	6.6870	6.7223

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business

The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

The market for our services is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depends significantly on our ability to anticipate developments in technologies, and develop and offer new services to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

If we do not succeed in attracting new customers for our services and or growing revenues from existing customers, we may not achieve our revenue growth goals.

We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Obtaining new customers is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing customers by identifying and selling additional services to them. Our ability to attract new customers, as well as our ability to grow revenues from existing customers, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new customers or to grow revenues from our existing customers, we may not be able to grow our revenues as quickly as we anticipate or at all.

We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have expanded our operations recently for the anticipated growth. The number of our total employees grew from 154 in fiscal 2016 to 168 in fiscal 2017 and further to 299 in fiscal 2018. As of the date of this Annual Report, we have 299 full-time employees. We maintain five branches, of which are located in China (Beijing, Changsha, Wuhan, Nanning, and Hangzhou) to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

●	recruiting, training, developing and retaining sufficient industry and technology talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in a greater number of locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving our service quality and process execution standards and maintaining high levels of customer satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We face risks associated with having an extended selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

We have an extended selling cycle for certain of our software applications and technology services, which requires significant investment of capital, human resources and time by both our customers and us. Before committing to use our services, potential customers require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our customers’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes. Implementing our services, particularly for our application development services also involves a significant commitment of resources over an extended period of time ranging from three months to three years from both our customers and us. Our customers may experience delays in obtaining internal approvals or delays associated with our services, thereby further delaying the implementation process. Our current and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

The software application and technology service industry is particularly sensitive to the economic environment, both in China and globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our customers operate. During an economic downturn, our customers may cancel, reduce or defer their technology spending or change their technology strategy, and reduce their purchases from us. The recent global economic slowdown, any future economic slowdown, and the resulting diminution in technology spending, could also lead to increased pricing pressure from our customers. The trade war between the U.S. and China which may lead to higher percentage of tariff to be placed on Chinese and American goods and services could also lead to a reduction of import and export volume for some of our customers resulting in reduced purchases of our services from these customers. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2018, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2017, two customers accounted for 17.2% and 13.1% of the Company’s total revenues. For the year ended December 31, 2016, three customers accounted for 16.0%, 12.2%, and 10.0% of the Company’s revenues.

Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive technology services provider and we do not have long-term commitments from any of our customer to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a customers, and these factors are not predictable. These factors may include organization restructuring, pricing pressure, changes to its technology strategy, switching to another services provider or returning work in-house. The loss of any of our major customers could adversely affect our financial condition and results of operations.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The software application and technology service industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services, all of which could lead to reduced revenues and profitability.

A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A portion of our income is generated, and will continue to be generated, from fees we receive for our projects at a fixed price. Our projects often involve complex technologies, utilizing workforces with different skill sets and competencies, and must be completed within compressed timeframes and meet customer requirements that are subject to changes and increasingly stringent. In addition, some of our fixed-price projects are multi-year projects that require us to undertake significant projections and planning related to resource utilization and costs. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial condition could be adversely affected.

Our revenues and results of operations are affected by seasonal trends.

Our business is affected by seasonal trends. In particular, our revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their technology and software budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2018 and 2017, our accounts receivable balance, net of allowance, amounted to approximately $15,479,437 million and $13,071,065 million, respectively. As of December 31, 2018, two customers accounted for 12.2% and 10.7% of the Company’s accounts receivable. As of December 31, 2017, four customers accounted for 18.7%, 15.9%, 13.5%, and 10.8% of our accounts receivable, respectively. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

We face a number of risks in our strategy to target larger organizations for sales of our services, and if we do not manage these efforts effectively, our business and results of operations could be adversely affected.

A portion of our sales and marketing efforts is focusing on larger corporate and government organizations. As a result, we face a number of risks with respect to this strategy. For example, we expect to incur higher costs and longer sales cycles for larger organizations, and we may be less effective at predicting when we will complete these sales. In our industry, the decision to invest in our services may require a great number of product evaluations and multiple approvals within a potential customer’s organization, which may require us to invest more time educating these potential customers. In addition, larger organizations may demand more features and professional services. As a result, these sales opportunities would likely lengthen our typical sales cycle and may require us to devote greater research and development, sales, support, and professional services resources to individual customers. This could strain our resources and result in increased costs. Moreover, larger customers may demand discounts in pricing, which could lower the amount of revenue we generate from any particular service we offer. If an expected transaction is delayed until a subsequent period, or if we are unable to close one or more expected significant transactions with larger customers or potential new customers in a particular period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected. Our investments in marketing and selling to large organizations may not be successful, which could harm our results of operations and our overall ability to grow our customer base.

Our business depends, in part, on services to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have an adverse effect on our business.

We derive a large portion of our revenue from our services to government organizations, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts, include:

●	changes in fiscal or contracting policies;

●	decreases in available government funding;

●	changes in government programs or applicable requirements;

●	the adoption of new laws or regulations or changes to existing laws or regulations; and

●	potential delays or changes in the government appropriations or other funding authorization processes.

The occurrence of any of the foregoing could cause governmental organizations to delay or refrain from purchasing our services in the future or otherwise have an adverse effect on our business, results of operations and financial condition.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers.

Our ability to retain existing customers and attract new customers depends on our ability to maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our services effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to hire and train sufficient support resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting to our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

Incorrect or improper implementation or use of our services could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our services are deployed in a wide variety of increasingly complex technology environments, including on premises, in the cloud or in hybrid environments. We believe our future success will depend on our ability to increase sales of our services for use in such deployments. We must often assist our customers in achieving successful implementations of our services, which we do through our professional consulting and technical support services. If our customers are unable to implement our services successfully, or unable to do so in a timely manner, customer perceptions of our services may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services or not to expand their use of our services. Our customers may need training in the proper use of and the variety of benefits that can be derived from our services to maximize their benefits. If our services are not effectively implemented or used correctly or as intended, or if we fail to adequately train customers on how to efficiently and effectively use our services, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

If our new enhancements to our services do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new enhancements of our services to incorporate additional features, improve functionality or other enhancements in order to meet our customers’ rapidly evolving demands. When we develop an enhancement to our services, we typically incur expenses and expend resources upfront to develop, market and promote the new enhancements. Therefore, when we develop and introduce new enhancements to our services, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. If our new enhancements to our services do not garner widespread market adoption and implementation, our growth prospects, future financial results and competitive position could suffer.

If we cause disruptions to our customers’ businesses or provide inadequate service, our customers may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If we make errors in the course of delivering services to our customers or fail to consistently meet service requirements of a customer, these errors or failures could disrupt the customer’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our customers’ businesses. We generally provide customer support after our customized application is delivered. Certain of our customer contracts require us to comply with security obligations including maintaining system security, ensuring our system is virus-free, maintaining business continuity procedures, and verifying the integrity of employees that work with our customers by conducting background checks. Any failure in a customer’s system or breach of security relating to the services we provide to the customer could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our systems could impede our ability to provide services to our customers, have a negative impact on our reputation, cause us to lose customers, reduce our revenues and harm our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business, results of operations, and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our SaaS services, at any time and within an acceptable amount of time. We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our SaaS services become more complex. If our services are unavailable or if our customers are unable to access features of our services within a reasonable amount of time or at all, our business would be negatively affected.

We currently provide our SaaS services via designated data centers and we intend to outsource our cloud infrastructure to commercial available cloud infrastructure as a service providers (“IaaS”), which can host our services. Our customers need to be able to access our services at any time, without interruption or degradation of performance. IaaS providers run their own platforms that we access, and we are, therefore, vulnerable to service interruptions. We expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of IaaS providers, is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, especially during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base and otherwise harm our business, results of operations, and financial condition.

The market for our BaaS (blockchain-as-a-service) services is new and unproven, which could result in limited customer adoption of our services, limited customer retention, or weaker customer expansion.

We recently introduced our BaaS services as pilot projects on a limited basis to selected customers. While we believe that, over time, the concept of a BaaS services will become fundamental to an organization’s core operations involving global trade, the market for BaaS services is largely unproven and is subject to a number of risks and uncertainties.

The market for BaaS services is new and less mature than traditional on-premises software applications, and the adoption rate for BaaS services may be slower among customers with business practices requiring highly customizable application software. Our success with BaaS services will depend to a substantial extent on the widespread adoption of BaaS services in general, but we cannot be certain that the trend of adoption of BaaS services will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating traditional software into their businesses over time, and some may be reluctant or unwilling to migrate to BaaS. It is difficult to predict customer adoption rates and demand for our BaaS services, the future growth rate and size of the BaaS services market or the entry of competitive applications. The expansion of the BaaS services market depends on a number of factors, including the cost, performance and perceived value associated with BaaS. Our current cost for BaaS’s research and development is approximately $700,000 per annum. If BaaS services do not continue to achieve market acceptance, or there is a reduction in demand for BaaS services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and services or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

It is difficult to predict our future operating results.

Our ability to accurately forecast our future operating results is limited and subject to a number of uncertainties, including planning for and modeling future growth. We have encountered, and will continue to encounter, risks, and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change due to industry or market developments, or if we do not address these risks successfully, our operating results could differ materially from our expectations and our business could suffer.

If we have overestimated the size of our total addressable market, our future growth rate may be limited.

We have estimated the size of our total addressable market based on data published by third parties and internally generated data and assumptions. We have not independently verified any third-party information and cannot be assure of its accuracy or completeness. While we believe our market size estimates are reasonable, such information is inherently imprecise. In addition, our projections, assumptions and estimates of opportunities within our market are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this Annual Report. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of our total addressable market included in this Annual Report should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this Annual Report, see the sections titled “Industry Background” and “Business—Our Opportunity.”

We face intense competition from onshore and offshore software application and technology service providers, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software application and technology services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are domain knowledge and industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of technology infrastructure and price. In the software application and technology services market, customers tend to engage multiple service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that customers obtain services from other competing providers. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to customer needs. Therefore, we cannot assure you that we will be able to retain our customers while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. Since December 31, 2018, we have increased the size of our workforce to 299 employees, and we expect to continue to hire as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. All of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to generate new business may be negatively affected and our revenues could decline.

The software application and technology service industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. There is significant competition for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our customers. Increased competition for these personnel, in the software application and technology service industry or otherwise, could have an adverse effect on us. We have established certain programs to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on customer projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our customer contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of human resources as well as our ability to increase our productivity levels. We have expanded our operations in recent years through organic growth, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization. Although we try to use all commercially reasonable efforts to accurately estimate service and resource requirements from our customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are specially trained to work for specific customers or on specific projects and some of our sales are dedicated to specific customers or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals and project staffs appropriately and optimize our mix of services and delivery methods. If we experience a slowdown or stoppage of service for any customer or on any project for which we have dedicated professionals or project staffs, we may not be able to efficiently reallocate these professionals and project staffs to other customers and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

If we are not able to maintain a strong brand for our services and increase market awareness of our company and our services, then our business, results of operations and financial condition may be adversely affected.

We believe that we have a strong brand in our industry and the continuing success of our services will depend in part on our ability to develop and sustain a strong brand identity for our services and to increase the market awareness of our services and their capabilities. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to offer high quality services to our customers. Our brand promotion activities may not be successful or produce increased revenue. In addition, independent industry analysts may provide reviews of our services and of competing products and services, which may significantly influence the perception of our services in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or incremental revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued strategic alliances and intend to pursue strategic acquisition opportunities to increase our scale and geographic presence, expand our service offerings and capabilities and enhance our industry and technical expertise. However, it is possible that in the future we may not succeed in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Challenges we face in the potential acquisition and integration process include:

●	integrating operations, services and personnel in a timely and efficient manner;

●	unforeseen or undisclosed liabilities;

●	generating sufficient revenue and net income to offset acquisition costs;

●	potential loss of, or harm to, employee or customer relationships;

●	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

●	retaining key senior management and key sales and marketing and research and development personnel;

●	potential incompatibility of solutions, services and technology or corporate cultures;

●	consolidating and rationalizing corporate, information technology and administrative infrastructures;

●	integrating and documenting processes and controls;

●	entry into unfamiliar markets; and

●	increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of China.

Furthermore, many of our competitors are likely to be seeking to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the acquisition targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

Some of our technology incorporates “open source” software, which could negatively affect our ability to sell our services and subject us to possible litigation.

Some aspects of our technology platforms from which we develop our services, are built using open source software, and we intend to continue to use open source software in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S., China or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, results of operations and financial condition.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential customer data in connection with the services we provide. Under the terms of our customer contracts, we are required to keep such information strictly confidential. We use system and network security technologies and other methods to protect sensitive and confidential customer data. We also require our employees and subcontractors to enter into confidentiality agreements to limit access to and distribution of our customers’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customers’ confidential information. If our customers’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our customers may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Our patent applications may not issue as patents or may not issue as patents that provide meaningful protection against third parties. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We use third-party licensed software in or with our services, and the inability to maintain these licenses or errors in the software services we provide could result in increased costs or reduced service levels, which would adversely affect our business.

Our services incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Such third-party companies may discontinue their products, go out of business or otherwise cease to make support available for such third-party software. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our services depends upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our services, delay new feature introductions, result in a failure of our services and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In the event that we are not able to maintain our licenses to third-party software, or cannot obtain licenses to new software as needed to enhance our services, our business and results of operations may be adversely affected.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash and cash flow from operations would be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, in order to capitalize on the growing needs of global trade software applications and technology services as a result of the growth in China’s global trade and rapid advancement of the B&R, we intend to expand to capture additional market shares. Thus, we may however, require additional cash resources for our research and development, sales and market and potential strategic alliances and acquisitions. If these cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services outsourcing companies;

●	conditions of the U.S. and other global markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	PRC government regulation of foreign investment in China;

●	economic, political and other conditions in China; and

●	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

In the event that we are in need of additional financing, such financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our solution and service offerings to respond to market demand or competitive challenges.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws in China and various other jurisdictions. From time to time, we leverage third party partners and intermediaries, including channel partners, to sell our services. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated organizations and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of services could damage our relationships with our customers and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our customers to terminate their contracts with us. We currently do not have insurance against business interruptions.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the Ordinary Shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiary and branches, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from the IPO into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we received from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

As we plan to expand internationally, our business will become more susceptible to risks associated with international operations.

Historically, we have generated all of our revenue from customers in PRC. We plan to expand our market coverage internationally, with a focus on B&R countries, including countries in Asia and Eastern Europe, Middle East, Africa and South America. Conducting international operations subjects us to risks that we have not generally faced in the PRC. These risks include:

●	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

●	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

●	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

●	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

●	new and different sources of competition;

●	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

●	management communication and integration problems resulting from cultural differences and geographic dispersion;

●	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

●	the uncertainty and limitation of protection for intellectual property rights in some countries;

●	increased financial accounting and reporting burdens and complexities;

●	lack of familiarity with locals laws, customs and practices, and laws and business practices favoring local competitors or partners; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

Any of these risks could adversely affect our business. For example, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In addition, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or applicable PRC laws and regulations. As we grow, we continue to implement compliance procedures designed to prevent violations of these laws and regulations. There can be no assurance that all of our employees, contractors, resellers, and agents will comply with the formal policies we will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, contractors, resellers, or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the import or export of our software and services, and could have a material adverse effect on our business and results of operations.

Further, our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, or in a timely manner, our business and results of operations will suffer.

Our international operations may subject us to potential adverse tax consequences.

We plan to expand our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different countries and jurisdictions may depend on the application of the tax laws of the various countries and jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the countries and jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Risks Relating to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (Revised) (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, the majority of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2019. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We believe that any disclosure controls and procedures, or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm and due to a transition period established by rules of the SEC for newly public companies, we are not required to include a report of management’s assessment regarding internal control over financial reporting in this annual report. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the years ended December 31, 2018 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2018. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to providing trainings to staff, changing to a new and well-established accounting system, and continuing to monitor the internal control over financial reporting. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Due to the material weakness in our internal controls over financial reporting, we conclude that our internal controls over financial reporting are ineffective and therefore investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. We have never declared a dividend. There is no assurance that our board of directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Our business may be materially and adversely affected if our Chinese subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our Chinese subsidiary holds certain assets that are important to our business operations. If our Chinese subsidiary undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Prior to the completion of the IPO, our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Even if the over-allotment option is exercised in full, we may continue to be a “controlled company.”  Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Currently, all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiary established in China. This subsidiary is generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

Currently, all of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the IPO of our shares.

On February 3, 2015, the PRC State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7.For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, China’s State Administration of Foreign Exchange (“SAFE”) has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiaries of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

Our controlling shareholders Messrs. Ban Lor and Stewart Lor are not PRC resident, thus, they are not subject to SAFE Circular 37. We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. As of the date of this Annual Report, all of those shareholders have completed the Circular 37 registration. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the IPO to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from the IPO or any future offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of the IPO and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from the IPO and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiary to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiary are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiary may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Powerbridge is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Powerbridge, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. These M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the China’s Commerce Ministry (“MOC”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan are subject to these regulations as our company has become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. Our failure in making contributions to various mandatory social security plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because there is lack of clarity with respect to the implementation and potential penalties and fines provided in the Labor Contract Law and tis implementing rules, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

If the chops of our PRC company and branches are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are a provider of software application and technology solutions and services to corporate and government customers primarily located in China. We introduced global trade software applications when we launched our operations in 1997 with a vision to make global trade operations easier for our customers. Since our inception, we have continued to innovate by developing technologies that enable us to successfully deliver a series of solutions and services that address the evolving and changing needs of our corporate and government customers. Our mission is to make global trade easier by empowering all players in the ecosystem.

Our customers are corporate and government organizations engaged in global trade. Our corporate customers are import and export companies, manufacturers engaged in international trade, as well as logistics and other service providers. Our government customers include customs and other government agencies that oversee the flow of goods and services across borders, as well as government authorities and organizations that manage and operate free trade and bonded trade zones, ports and terminals, and other international trade facilities.

Global trade involves complicated and cumbersome processing, manual handling of voluminous documents, extended and complex cross-organization workflows as well as a great number of business and government players in the global trade ecosystem. We estimated that a typical process for an export shipment in China may involve 1 exporter, 8 government agencies and authorities and 12 various logistics and financial service providers with more than 60 persons engaged in 13 different work processes that generate more than 55 regulatory compliance and trade logistics documents and 150 information or message exchanges.

Our customers are facing increasing challenges as the world’s trade ecosystems continue to grow in size and complexity. Costs associated with global trade, such as logistics performance, border control and international connectivity remain high. Potential savings from more collaborative and efficient trade processes could reduce the costs of global trade significantly. The need for greater efficiency and cost savings are driving the transformative shift for participants in global trade to become more connected and collaborative.

Our comprehensive and robust solutions and services include Powerbridge System Solutions and Powerbridge SaaS Services with more than 15 solutions and services deployable on premise and in the cloud. Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

We provide Powerbridge System Solutions to our corporate and government customers engaged in global trade, including businesses and manufacturers across a broad range of industries, government agencies and regulatory authorities, as well as global trade logistics and other service providers. Powerbridge System Solutions enable our customers to streamline their trade operations, trade logistics and regulatory compliance, consisting of Trade Enterprise Solutions and Trade Compliance Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

We began offering our Powerbridge SaaS Services (software-as-a-service) in 2016 and are continually developing and expanding our SaaS services that provide our corporate and government customers with significant benefits, including better use of resources, a lower cost of operations, easier document handling, faster processing time as well as higher logistics and compliance connectivity and efficiency. Powerbridge SaaS Services include Logistics Service Cloud and Trade Zone Operations Cloud which are in service, and Inward Processed Manufacturing Cloud, Cross-Border eCommerce Cloud and Import & Export Loan and Insurance Processing Service Cloud which are in development.

We are currently designing and developing our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) that is intended for all players in the global trade ecosystem. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service will include Compliance Blockchain Services, Logistics Blockchain Services, Supply Chain Blockchain Services, and Import & Export Loan and Insurance Processing Blockchain Services.

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms include Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform is in development.

Powerbridge System Platform consists of modular technology and business components that enable us to provide mission critical applications and solutions in trade operations, trade logistics and regulatory compliance to our corporate and government customers.

Powerbridge SaaS Platform is the technology infrastructure upon which we are developing our SaaS services designed to provide on-demand services in trade operations, trade logistics and regulatory compliance with a multi-tenant and microservice architecture.

Our BaaS services will be built on top of our Powerbridge Blockchain Platform that is designed to provide high scalability and performance characteristics, consisting of multiple technology engines that support the various business component models specific for trade transaction, trade logistics and regulatory compliance in global trade.

We intend to continue leveraging our industry expertise and product knowledge with the best use of emerging and disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 86.5% and 89.5% of total revenue in fiscal 2018 and 2017, respectively. Revenue from consulting and technical support services represented 10.3% and 6.6% of total revenue in fiscal 2018 and 2017, respectively. Revenue from subscription services represented 3.1% and 3.9% of total revenue in fiscal 2018 and 2017, respectively. For the fiscal years ending December 31, 2018 and 2017, our revenues were US$23.2 million and US$21.6 million, respectively.

Our corporate and government customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers. For the fiscal year ended December 31, 2018, we generated revenue from a total of 1,683 customers, of which 1,012 are international trade businesses and manufacturers, 36 are government agencies and authorities, and 635 are logistics and other service providers.

We generate a significant portion of our revenues from a relatively small number of major customers. For the year ended December 31, 2018, none of individual government customer represented over 10% of our total revenue. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively.

As of the date of this Annual Report, we had a total of 299 full-time employees, of which 111 are in research and development, 51 are in sales and marketing, 109 are in technical and customer services, and 28 are in general and administration.

Corporate History and Background

Powerbridge is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries, is a provider of software application and technology services to corporate and government customers engaged in global trade.

For the purpose of the IPO and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiary, Powerbridge HK, a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company. Powerbridge Zhuhai was incorporated on October 30, 1997 in Zhuhai, Guangdong province under the laws of the People’s Republic of China. Powerbridge Zhuhai is an operating subsidiary that provides global trade software application and technology services to corporate and government customers located in China. Powerbridge Beijing, a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge. After the reorganization, Powerbridge owns 100% equity interests of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge as in Powerbridge Zhuhai prior to the reorganization.

As of the date of this Annual Report, Powerbridge Zhuhai has five branch offices located in Beijing, Changsha, Wuhan, Nanning, and Hangzhou in China.

Corporate Information

Our principle executive offices are located at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China. Our telephone number is +86-756-339-5666. Our principle website address is www.powerbridge.com. The information on our website is not part of this Annual Report.

The following diagram illustrates our corporate structure as of the date of this Annual Report.

Controlled Company

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we will be a “controlled company” as defined under NASDAQ Marketplace Rules.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See – Risk Factor “As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”)

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018 and came into effect on the same day. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of Powerbridge Zhuhai are entirely and indirectly held by our company through Powerbridge HK. Therefore, Powerbridge Zhuhai, a wholly foreign-owned enterprise (“WFOE”) of Powerbridge HK, should be regarded as a foreign-invested enterprise and comply with both the Company Law and other applicable foreign investment laws.

With respect to the establishment and operation of WFOEs, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue (2017 Version), as amended on June 28, 2017, which came into effect on August 28, 2017. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Catalogue and the Negative List, IT services, the main business that our PRC subsidiary presently conduct, are neither restricted nor prohibited.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands. More than 50% of our outstanding voting securities are held by U.S. residents and none of the following three circumstances applies: the majority of our executive officers or directors are U.S. citizens or residents; more than 50% of our assets are located in the United States; or our business is administered principally in the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

The Initial Public Offering

On April 4, 2019, the Company completed its initial public offering of 1,750,000 Ordinary Shares, $0.00166667 par value per share. The Ordinary Shares were sold at an offering price of $5.00 per share, generating gross proceeds of approximately $8.75 million, and net proceeds of approximately $7.8 million  . The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 122,500 Ordinary Shares. Each five-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $5.50 per share and is not be exercisable for a period of 180 days from March 28, 2019. Our Ordinary Shares began trading on the NASDAQ Capital Market on April 2, 2019 under the ticker symbol “PBTS”.

B. Business Overview

Overview

We are a provider of software application and technology solutions and services to corporate and government customers primarily located in China. We introduced global trade software applications when we launched our operations in 1997 with a vision to make global trade operations easier for our customers. Since our inception, we have continued to innovate by developing technologies that enable us to successfully deliver a series of solutions and services that address the evolving and changing needs of our corporate and government customers. Our mission is to make global trade easier by empowering all players in the ecosystem.

Our customers are corporate and government organizations engaged in global trade. Our corporate customers are import and export companies, manufacturers engaged in international trade, as well as logistics and other service providers. Our government customers include customs and other government agencies that oversee the flow of goods and services across borders, as well as government authorities and organizations that manage and operate free trade and bonded trade zones, ports and terminals, and other international trade facilities.

Global trade involves complicated and cumbersome processing, manual handling of voluminous documents, extended and complex cross-organization workflows as well as a great number of business and government players in the global trade ecosystem. We estimated that a typical process for an export shipment in China may involve 1 exporter, 8 government agencies and authorities and 12 various logistics and financial service providers with more than 60 persons engaged in 13 different work processes that generate more than 55 regulatory compliance and trade logistics documents and 150 information or message exchanges.

Our customers are facing increasing challenges as the world’s trade ecosystems continue to grow in size and complexity. Costs associated with global trade, such as logistics performance, border control and international connectivity remain high. Potential savings from more collaborative and efficient trade processes could reduce the costs of global trade significantly. The need for greater efficiency and cost savings are driving the transformative shift for participants in global trade to become more connected and collaborative.

Our comprehensive and robust solutions and services include Powerbridge System Solutions and Powerbridge SaaS Services with more than 15 solutions and services deployable on premise and in the cloud. Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

We provide Powerbridge System Solutions to our corporate and government customers engaged in global trade, including businesses and manufacturers across a broad range of industries, government agencies and regulatory authorities, as well as global trade logistics and other service providers. Powerbridge System Solutions enable our customers to streamline their trade operations, trade logistics and regulatory compliance, consisting of Trade Enterprise Solutions and Trade Compliance Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

We began offering our Powerbridge SaaS Services (software-as-a-service) in 2016 and are continually developing and expanding our SaaS services that provide our corporate and government customers with significant benefits, including better use of resources, a lower cost of operations, easier document handling, faster processing time as well as higher logistics and compliance connectivity and efficiency. Powerbridge SaaS Services include Logistics Service Cloud and Trade Zone Operations Cloud which are in service, and Inward Processed Manufacturing Cloud, Cross-Border eCommerce Cloud and Import & Export Loan and Insurance Processing Service Cloud which are in development.

We are currently designing and developing our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) that is intended for all players in the global trade ecosystem. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service will include Compliance Blockchain Services, Logistics Blockchain Services, Supply Chain Blockchain Services, and Import & Export Loan and Insurance Processing Blockchain Services.

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms include Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform is in development.

Powerbridge System Platform consists of modular technology and business components that enable us to provide mission critical applications and solutions in trade operations, trade logistics and regulatory compliance to our corporate and government customers.

Powerbridge SaaS Platform is the technology infrastructure upon which we are developing our SaaS services designed to provide on-demand services in trade operations, trade logistics and regulatory compliance with a multi-tenant and microservice architecture.

Our BaaS services will be built on top of our Powerbridge Blockchain Platform that is designed to provide high scalability and performance characteristics, consisting of multiple technology engines that support the various business component models specific for trade transaction, trade logistics and regulatory compliance in global trade.

We intend to continue leveraging our industry expertise and product knowledge with the best use of emerging and disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

Industry Background

China’s Global Trade is Growing Driven by the Belt & Road Initiative

According to China Customs, China’s import and export or global trade volume continues to grow at a rapid pace. China’s global trade volume was US$4.41 trillion (approximately RMB27.79 trillion) in 2017, representing an increase of 14.2% over 2016. China’s trade volume with EU countries, USA, and ASEAN countries increased in 2017 from 2016 by 15.5%, 15.2% and 16.6%, respectively, and with Russia, Poland, and other Eastern European countries increased by 23.9%, 23.4% and 40.7%, respectively1. According to Prospective Industry Research Institute, an industry research firm, cross-border eCommerce trade volume for consumer-packaged merchandise showed the largest increase in 2017, accounted for 27.3% of the total trade with an increase of 20.6% over 20162.

1 General Administration of Customs of The People’s Republic of China, http://fangtan.customs.gov.cn/tabid/539/InterviewID/119/Default.aspx, January 12, 2018, Press Conference of General Administration of Customs on Import and Export in 2017

2 https://bg.qianzhan.com/report/detail/459/180503-71bff72f.html

The B&R is a China-based initiative to increase cooperation and development with partnering countries for unimpeded trade, facility connectivity and financial integration as well as other bilateral exchanges. Since its inception in 2015, more than 70 countries around the world have joined the B&R. According to China Customs, import and export volume with the B&R countries which includes substantially all of Asian and Eastern European countries as well as several African and Latin American countries3, was US$1.17 trillion (approximately RMB7.4 trillion) in 2017 with an increase of 17.8% over 2016, direct investment by Chinese organizations in the B&R countries was US$14.4 billion in 20174, and the total infrastructure and other project contracts amounted to US$144.3 billion in 20175. The B&R trade and direct investment are expected to grow at an even faster pace in the next few years.

As a continuing effort to support global trade and the B&R, the Chinese government has introduced and implemented a series of significant policies and initiatives to further enhance the business and operations environments, as evidenced in the massive development of trade related infrastructures in recent years in China. According to China Customs, there are currently a total of 12 free trade zones6 and 122 regulated trade zones such as bonded trade zones around the country with more in development7. These trade zones have driven and contributed significantly to the growth of imports and exports as well as B&R trade volumes. In addition, as of 2017, China has signed free trade agreements with over 20 B&R countries and has built or are building more than 75 international trade infrastructures8 including trade facilities and trade zones in these countries.

The B&R has brought an unprecedented opportunity for Chinese organizations such as infrastructure builders, logistics service providers and financial institutions. These organizations directly benefit from the B&R as they continue to bring their expertise, products and services to the B&R markets. For examples, the infrastructure builders are building ports, railways, highways and free trade zones while the logistics firms are offering transportation and logistics services and the financial institutions are providing loans and setting up banking operations. Technology service companies from China are following the paths of these Chinese organizations to enter the B&R markets to address the information technology need for supporting and managing the trade infrastructures, trade logistics and finance processing.

Disruptive Technologies are Enabling the Global Trade Organizations

Global trade is a process that involves complicated and cumbersome processing, manual handling of voluminous documents, extended and complex cross-organization workflows and a great number of business and government participants in the global trade ecosystem. Corporate and government organizations engaged in global trade today are facing increasing challenges as the world’s trade ecosystems continue to grow in size and complexity. Costs associated with global trade such as logistics performance, border control, and international connectivity remains high. We believe potential savings from more collaborative and efficient trade processes could reduce the costs of global trade significantly.

The need for better efficiency and lower cost is driving the transformative shift for participants in global trade to become more connected and collaborative. In this regard, governments are implementing a series of initiatives to enhance trade collaboration such as building smart ports and integrating the single window operations. China Customs has established collaborative partnerships with customs authorities in over 50 countries to facilitate compliance synchronization, information exchange and enforcement cooperation, aiming to reduce customs processing time and cost. Global trade businesses, logistics and other service providers are increasingly embracing and adapting to the collaborative model to become more productive and efficient.

The convergence of disruptive technologies such as big data, artificial intelligence, Internet of Things, and cloud computing is disrupting the global trade industry and driving organizations to capitalize on the opportunity. Businesses and government authorities involved in global trade are investing heavily and increasingly adapting to these new technologies in order to streamline regulatory compliance processes, reduce workflow complexities and processing time, maximize use of insightful data for better decision makings, increase service reliability at lower costs, and even create entirely new business models. This has created an exciting opportunity to the technology service providers to leverage disruptive technologies to offer a broader product and service portfolio.

3 https://www.yidaiyilu.gov.cn/wcm.files/upload/CMSydylgw/201805/201805080457024.pdf

4 http://fangtan.customs.gov.cn/tabid/539/InterviewID/119/Default.aspx

5 http://www.mofcom.gov.cn/article/tongjiziliao/dgzz/201801/20180102699459.shtml

6 http://finance.ifeng.com/a/20180414/16070649_0.shtml

7 http://www.customs.gov.cn/publish/portal0/tab49564/info773027.htm

8 http://www.mofcom.gov.cn/article/zt_qmcyzd/zyjs/bdpl/201801/20180102705424.shtml

In addition, blockchain technology is rapidly emerging and is regarded as a major disruptive force to government authorities and business organizations across many industries. Blockchain technology is still new but the impact on global trade could be immense. It has the potential to enable corporate and government organizations to operate in a more synchronized and collaborative way to significantly reduce trade cost and increase transaction efficiency. Global trade blockchain applications are currently being developed and piloted with limited use cases to increase transparency and visibility across the supply chain, automate document exchange and processing, prove authenticity and origin of import and export goods, and accelerate flow of goods and cargos across international borders.

Our Opportunity

We believe the need for global trade software application and technology services will continue to grow, driven by the continuing growth in China’s global trade volume and the rapid advancement of the Belt & Road Initiative (“B&R”). The convergence of disruptive technologies and emergence of blockchain technology will accelerate the drive for organizations engaged in global trade to increasingly adapt at scale to new technologies as they mature and become more widely available.

We intend to address the subsets of three technology markets: the traditional enterprise software market in China which we have been servicing since our inception, the SaaS application market in China which we began servicing in 2016, and the blockchain applications market for which we are designing and developing a series of BaaS services to target both China and the international markets.

According to iResearch, an industry research and consulting firm in China, the traditional enterprise software market in China is expected to grow from US$4.4 billion (approximately RMB28.5 billion) in 2017 to US$5.2 billion (approximately RMB33.8 billion) in 2020 and the SaaS application market in China is expected to reach US$7.3 billion (approximately RMB47.3 billion) in 20209.

According to the market report entitled “Global Blockchain Market Size Analysis and Industry Opportunity 2018-2028” published in April 2018 by Bekryl Market Analysts, a capital market research and consulting service firm, the global blockchain market size is estimated at US$702.3 million in 2018 and will reach US$16.3 billion by 2025, registering a CAGR of 56.7% to create high revenue opportunity for industry players during 2018 to 202810.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Global Trade Software Application Pioneer. We introduced software applications for international trade companies when we launched our operations in 1997. Since our inception, we have continued to innovate by developing technologies that enable us to consistently and successfully deliver a series of solutions and services that address the evolving and changing needs of our customers.

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, government agencies and authorities as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Product Portfolio. Our proven track record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to service a wider range of customers.

●	Mission-Critical System That is Difficult to Replace. Because our solutions and services address the mission-critical needs in global trade, our customers depend on our solutions and services for managing their regulatory compliance and trade logistics operations. Once deployed, our solutions and services become a mission-critical system that is often deeply entrenched into their core technology and operational infrastructures.

9 http://report.iresearch.cn/report_pdf.aspx?id=3122

10 https://bekryl.com/industry-trends/blockchain-market-size-analysis

●	Extensive Experience for the Belt & Road. The B&R has catalyzed substantial development for improving regulatory compliance and trade logistics in China. We have been providing our solutions and services to help our customers achieve their objectives in this regard. Our extensive experience will enable us to efficiently expand into international markets which we intend to target as B&R accelerates in these markets[11].

●	Strong Brand Recognition and Industry Resources. We have built a trusted brand with a long history and a proven track record of delivering value to our customers. We believe our brand, reputation and scale as well as our extensive network of industry and government resources enable us to capture substantial growth potential as our corporate and government customers continue to grow and evolve.

●	Solid Foundation for Developing Blockchain Applications. Blockchain technology is promising for business but its adoption is challenging. It requires not only technology and product expertise but also the ability to integrate and bring all players to adapt and participate. We believe we are capable of utilizing blockchain for global trade by leveraging our strong domain knowledge, product expertise and industry resources.

●	Scalable Business Model with a Prudent Approach. Our solutions and services are highly adaptable, scalable and supported by our flexible technology infrastructures, enabling us to efficiently expand our customer base. In addition, we are taking a prudent approach by combining traditional technologies and disruptive technologies because we believe the adoption and transformation of new technologies will take considerable time and effort.

●	Experienced and Visionary Management Team. Our success is attributable to the deep industry expertise and proven track-record of our experienced management. We were founded twenty years ago with a vision to make global trade operations easier, and since then, we have successfully demonstrated our abilities. We believe our management’s strong execution capability is among the best in our industry.

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Increase Revenue with Existing Customers. We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue by leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services; and solving more problems for them by providing new solutions and services.

●	Accelerate Research and Development. We used a portion of the proceeds from the IPO towards our research and development to accelerate the development of disruptive technology-enabled global trade software application and technology solutions and services. We believe disruptive technology-enabled applications such as SaaS and BaaS services will enable us to capture significant market share in China and abroad.

●	Expand Our Solution and Service Offerings. Global trade involves complex and cumbersome processes in trade operations, trade logistics and regulatory compliance with many players in the global trade ecosystem. Each player is operating in different settings and with different objectives. We plan to expand our offerings and focus on solutions and services that enable our customers to better connect and collaborate.

●	Increase Market Penetration. We plan to leverage our deep domain knowledge, industry experience and product expertise to increase our market penetration with a deeper market coverage and a broader geographical reach in China. We intend to continually strengthen our sales and marketing capabilities and build strategic partnerships with government and corporate organizations to further drive sales.

●	Expand into International Markets. China’s B&R has brought significant opportunities for Chinese organizations such as infrastructure builders and logistics service providers. We plan to expand into international markets by “piggybacking” on these organizations as they bring their products and services to the B&R countries. We believe this approach will mitigate risk, reduce cost and minimize time-to-market for entering new markets.

●	Pursue Strategic Acquisitions and Investments. We plan to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position.

11 Belt and Road Portal, https://eng.yidaiyilu.gov.cn

Our Solutions

We provide software applications and technology solutions and services to corporate and government organizations involved in global trade. We introduced our first global trade software application in 1998 and have since substantially expanded the scope of our solutions and services to address deeper and broader customer needs.

Our solutions and services currently include Powerbridge System Solutions and Powerbridge SaaS Services; we are also designing and developing Powerbridge BaaS Services.

We have been servicing our corporate and government customers with Powerbridge System Solutions since our introduction of this solution series twenty years ago. Our comprehensive solutions and services address the mission critical needs in global trade for our customers, enabling them to optimize and streamline their trade operations, trade logistics and regulatory compliance.

In 2016, we introduced Powerbridge SaaS Services and are continually expanding the scope our SaaS services. Powerbridge SaaS Services is a software-as-a-service designed to enable businesses and government organizations with significant benefits, including better use of resources, lower cost of operations, easier documentation handling, faster processing time as well as higher logistics and compliance and connectivity and efficiency.

We are currently continuing to designing and developing Powerbridge Baas Services and recently introduced our BaaS services as pilot projects on a limited bases to selective customers. Powerbridge BaaS Services is a cloud-based blockchain-as-a-service designed for all players in the global trade ecosystem, empowering them to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade cost across the global trade supply chain.

Our solutions and services are built from our multiple proprietary technology platforms: Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform is in development.

Powerbridge System Solutions

Overview of Powerbridge System Solutions

We provide Powerbridge System Solutions to our corporate and government customers engaged in global trade, including import and export businesses, manufacturers, government agencies and regulatory authorities, as well as trade logistics and other service providers.

Powerbridge System Solutions include Trade Compliance Solutions and Trade Enterprise Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

Trade Compliance Solutions and Trade Enterprise Solutions are implemented and deployed on premises largely as customized services capable of integrating with applications, systems, equipment and facilities from customers and third-party providers.

Import & Export Loan and Insurance Processing are deployed on browser/server and client/server environments.

Strengths of Powerbridge System Solutions:

We believe Powerbridge System Solutions provide the following core benefits for our customers:

●	Our Trade Compliance Solutions enable government agencies and regulatory authorities greater control and security, better use of resources, higher duty collection, faster processing time and higher compliance efficiency in servicing global trade businesses and logistics service providers.

●	Import and export businesses and manufacturers in diverse vertical industries use our Trade Enterprise Solutions to manage business operations, simplify trade processes, reduce document handling, minimize operational cost and increase overall productivity.

●	Our newly introduced Import & Export Loan and Insurance Processing is designed to facilitate and streamline global trade related loan and insurance processes. It enables businesses, financial and insurance service involved in global trade to reduce workflow complexity, processing time and operational cost while increase processing efficiency.

Trade Compliance Solutions

Trade Compliance Solutions are a series of regulatory compliance solutions and services for government agencies and regulatory authorities for managing trade zones, optimizing port control, streamlining customs clearance, accelerating cross-border processing, and expanding Chinaport services, which include the following:

Trade Zone Compliance. We provide Trade Zone Compliance to government agencies and authorities such as customs for regulating cross-border flow of goods and services and trade facility authorities for managing the trade zones, including bonded traded zones, free trade zones and other regulated trade zones. Our solution allows our government customers to streamline compliance and business processes and automate document processing and exchange as well as manage and regulate all operational activities in the trade zones, including goods and cargo flows, logistics and warehousing, and inward processing manufacturing.

Port Compliance & Logistics. Import and export ports include ocean, air, rail, river, highway and cross-border ports. Port operations involve complex and cumbersome processes with many players involved, including port and terminal authorities, customs and other government agencies, import and export businesses and cargo owners, transport vessels and vehicle operators, customs and forwarding agents and various logistics service providers. We provide Port Compliance & Logistics to all players to streamline compliance and logistics processes, which enables rapid and efficient handling of goods and documents.

Customs Clearance. We provide Customs Clearance to customs and other government agencies such as customs and inspections to regulate cross-border flow of goods and services for regulatory compliance operations and control. Our solution enables our government customers to streamline customs clearance processes, increase fraud detection capabilities, and enhance duty collections, with featured applications including single window operations, clearance compliance and processing, import and export goods inspection, inward processed manufactured goods clearance, cross-border clearance as well as risk and security control and duty processing.

Cross-Border Processing. We provide Cross Border Processing to the customs agency, quarantine and inspection agency and other government agencies and authorities for managing and regulating commodity and merchandise trades at designated trade markets or areas at cross-borders between China and its neighboring countries. Our solution enables government agencies and authorities to effectively and efficiently manage all cross-border trade operations, including trader registration, merchandise inspection, customs processing, vehicle control and checkpoint operations.

Chinaport Services. Chinaport is an import and export technology and data platform supported by sixteen major government ministries and bureaus, including China Customs, MOC, Ministry of Industry and Information Technology, Ministry of Transportation and State Administration of Foreign Exchange. Chinaport provides services to port authorities for data sharing and online verifications and to trade businesses for import and export processing. We offer customized solutions and services to Chinaport organizations at national and local levels, engaging in project designing and planning, system and platform development, system maintenance and customer service for multiple Chinaport strategic initiatives and programs.

Smart Command. Government agencies and authorities such as customs and trade facility authorities use Smart Command for more effective managing and regulating trade compliance and trade logistics activities under their supervision. Our smart command dashboard integrates key performance data from structured and unstructured data sources. Our visualization applications enable data display in real time on a single large multi-screen interface with three-dimensional features. Our solution provides intelligent data in an intuitive and timely manner to enable the operators and decision makers to make informed decisions.

Trade Enterprise Solutions

We provide Trade Enterprise Solutions to businesses, manufacturers and inward processed manufacturing companies involved in global trade. Our solutions provides a suite of enterprise management applications that allow our customers to streamline their global trade business and operations with features and functionalities including business and process operations, inventory and warehousing control, project execution and management, customs clearance processing and all other compliance and logistics processing.

Inward processed manufacturing companies use imported raw materials, components and parts, packing and other materials to produce finished products for exporting. Inward processed manufacturing is a complicated and extended process that is highly regulated. We provide a series of applications specific to inward processed manufacturing companies to help streamline and automate their operations with features and functionalities including bonded goods verification, bonded logistics record keeping, digital manual processing and customs data management.

Import & Export Loan and Insurance Processing

We are introducing Loan Processing Service to import and export businesses, financial institutions such as commercial banks and technology-enabled financial service providers to facilitate and expedite the transaction and execution process for trade related loans. Our service are designed for document handling, loan application and approval, contract management, lending and repayment processing, and collateralized asset processing. The various types of loan processing services include trade credit loans, factoring loans, bonded goods loans, and duty refund loans.

Our Insurance Processing Service is newly introduced to facilitate and streamline the import and export related insurance processing and executing process for businesses and trade insurance providers involved in global trade. Our service facilitates the processing for insurance selection, insurance estimation, application processing and approval, customs declaration verification, insurance policy issuance, and policy modification and cancellation for a variety of global trade insurance policies including trade duty guarantee insurance, export risk insurance, transportation and logistics insurance.

Powerbridge SaaS Services

Overview of Powerbridge SaaS Services

In 2016, we introduced Powerbridge SaaS Services (software-as-a-service) designed for corporate and government organizations involved in global trade, including import and export businesses and manufacturers, government agencies and regulatory authorities, cross-border eCommerce operators, as well as logistics and other service providers.

Our services are designed to be deployed rapidly via internet browsers and mobile devices, and can be supported through designated data centers and commercially available cloud platform services that provide infrastructure as a service for servers, storage, networking and database.

Strengths of Powerbridge SaaS Services

We believe our services encompass the following core advantages:

●	Lower total cost of ownership. Unlike the traditional software model, our on-demand services enable our customers to have access anytime and anywhere without the upfront spending in software and hardware.

●	Rapid deployment and configuration. Our services are designed to be deployed and configured rapidly through our application programming interfaces.

●	Flexible and scalable. Our flexible and extensible architecture enables us to offer services that are scalable and adjustable to quickly address the different needs of our diverse group of customers.

●	Reliable and secure. Our multi-tenant and microservice technology architectures allow us to design our services to provide our customers with a high level of performance, reliability and security.

●	Intuitive and ease of use. Our services are designed be intuitive and easy to use with interfaces that are simple and user friendly. Our users are able to learn and use our services without specialized training.

Logistics Service Cloud

Logistics Service Cloud services are used by import and export logistics service providers such as freight forwarding agent companies who organize and arrange for air, ocean or land shipments. Our services allow our logistics service customers to minimize paperwork handling, reduce processing time, simplify workflow and increase performance efficiency by streamlining the import and export freight forwarding process and by facilitating digital exchange of information and documents among all players engaged in the freight forwarding process.

Our services enable our customers to connect and synchronize with the applications and systems of cargo owners, cargo depots and terminals, transportation and carrier companies and regional customs agencies for rapid exchange and sharing of information and data. Our customers can complete the freight arrangement process to minimize paper document handling that is often tedious, error-prone and time consuming. Electronic processing of customs declaration, reporting and approval through our data exchange system further expedites the freight forwarding process.

We are continually expanding the features and functionalities of our services to reach a broader range of our logistics service customers. Our core services provide features and functionalities including digital document exchange and processing among freight forwarders, cargo owners, cargo terminals, transportation carriers and local customs for a variety of tasks, including transport booking confirmation, cargo manifests and waybills processing, cargo status reporting at regulated depots and terminals, unloading and loading reporting, document receipt and message handling.

Trade Zone Operations Cloud

Our newly introduced Trade Zone Operations Cloud is designed for all businesses operating in regulated bonded and free trade zones, including importers and exporters, manufacturers engaged in global trade, inward processed manufacturers, cross-border eCommerce operators and logistics service providers as well as government zone management authorities. Our services are designed to enable businesses to streamline their operations in the zones and allow authorities to effectively manage the zones. Our services are integrated with the systems from businesses, government authorities, logistics service providers and other third parties.

Businesses and logistics service providers use our services to run and manage their daily operational, compliance and logistics activities, including commodity flows of bonded and non-bonded goods, operations record declaration and verification, goods display and business transaction, bonded to non-bonded conversion, inward processed operations and materials management, zone in-and-out processing, cross-border eCommerce operations and compliance as well as customs declaration and clearance processing.

Our services are provided to government zone management and operating authorities as a supplement to their management and operations systems for a variety of regulatory and management operations, including checkpoint verification and release, logistics planning and allocation, contract and settlement management as well as document handling and performance data analysis. We are expanding our services using artificial intelligence and IoT technologies and applications to enhance the government’s capabilities in checkpoint and zone security, vehicle monitoring and control, and smart command operations.

Inward Processed Manufacturing Cloud

We are developing our Inward Processed Manufacturing Cloud services designed for inward processed manufacturing and trade companies who use imported raw materials, components and parts, packing and other materials to produce finished products for exporting. Our services are being developed to allow our customers to streamline and optimize their logistics and compliance operations in bonded or non-bonded environments. Our services are being designed to integrate with the systems from inward processed businesses, government authorities and agencies, and logistics service providers. Our services have recently been made available to selected customers.

Inward processed manufacturing and trade businesses may use our services to perform a variety core logistics and compliance works, including digital handbook and manual declaration, material and component usage management, customs code revision and update, ledger maintenance, authorized economic operators services, production related work order based declaration, import and export customs declaration and processing, bonded goods operations and compliance as well as material and warehousing logistics management.

Our services are designed to connect and synchronize with regional customs and other authorities through their localized single window platforms, customs compliance and clearance systems, and Chinaport systems and applications, allowing us not only service our inward processed and trade businesses effectively, but also offer value-added services to the government authorities by streamlining the work order based manufacturing data verification process as well as providing insightful inward processed manufacturing related operational and compliance analytics using big data technologies.

Cross-Border eCommerce Cloud

Our Cross-Border eCommerce Cloud is being developed for cross-border eCommerce operators, logistics service providers and payment and settlement service providers for rapid and efficient handling of the import and export process for couriered consumer merchandise and products. Our services are aimed at addressed the unique and challenging logistics, compliance and settlement needs of our customers, allowing them to reduce workflow complexities, minimize processing time all the while increase customs clearance and overall productivity. Our services will be available to our customers the second quarter of 2019.

Our services are being designed to integrate with the platforms, systems and applications from all players involved in the cross-border eCommerce process, including those from cross-border eCommerce operators, logistics service providers, payment and settlement service providers as well as government agencies and authorities. Our services should enable the players to exchange and share information and data for streamlining the cross-border process as well as to derive intelligent insight from the trade data for better performance and decision making.

Our services are being designed to encompass all core steps throughout the entire cross-border eCommerce process with features and functionalities, including identity authentication of eCommerce operators, customs declaration and verification, merchandise inspection and approval, data verification and exchange, customs clearance declaration and processing, logistics handling and tracking, compliance status inquiry and notification via mobile devices, duty payment and tariff refund processing, government data analytics as well as regulatory information announcements.

Import & Export Loan and Insurance Processing Cloud

Import & Export Loan and Insurance Processing Cloud is being designed and developed for import and export businesses, commercial banks, technology-enabled financial service providers and trade insurance providers. Our services will enable us to facilitate and simplify the trade related loan and insurance processes as well as optimize the value of matching trade businesses to financial and insurance products to provide credit and risk assessment services for the financial service providers. We plan to incorporate the use of big data, artificial intelligence and other technologies into our services.

Global trade businesses, financial service providers, and trade insurance companies may use our services to streamline the entire loan and insurance approval and execution process. Our services will enable our customers to save time and effort in handling the complicated and cumbersome processing tasks for a variety of trade related loans and insurances, with features and functionalities including identity verification and authentication, document exchange and handling, application and approval, and contract execution and management, among other tasks.

We are developing our matching services designed to service businesses by recommending financial products based on the product offerings and risk appetite of the financial service providers and the credit worthiness and profiles of the businesses engaged in global trade. We intend to use big data and artificial intelligence technologies to provide analytics from government and trade data sources. We will provide credit and risk analysis to financial service providers by bringing proof and validation to the assessment of the trade businesses, which provides critical insights for the financial service providers in making informed loan decisions.

Powerbridge BaaS Services

Overview of Powerbridge BaaS Services

We are currently designing and developing Powerbridge BaaS Services as cloud-based blockchain-as-a service designed for corporate and government organizations engaged in global trade, empowering them to synchronize and collaborate in unprecedented ways that can make doing business in global trade easier.

Global trade is generally characterized by its extended workflows with complicated compliance and logistics processes, voluminous documentation and time-consuming paper handling, cumbersome and costly peer-to-peer messaging and a great number of players from many different disciplines.

We estimated that a typical process for an export shipment in China may involve 1 exporter, 8 government agencies and authorities and 12 various logistics and financial service providers with more than 60 persons involved in 13 different work processes that generate more than 55 trade compliance and logistics documents and 150 information or message exchanges.

Conventional and traditional applications have enhanced the functional performance of global trade organizations, but are limited at establishing trusted relationships, allowing transparency because of inconsistent information sharing, and enabling collaboration across organizational boundaries among all players.

We believe blockchain technologies can not only address the shortfalls of conventional and traditional applications, but will disrupt the global trade industry and change how global trade is conducted with a collaborative model that can drastically enhance overall efficiency and reduce trade cost for all players in the global trade ecosystem.

Strengths of Powerbridge BaaS Services

We are designing and developing our Powerbridge BaaS Services to provide corporate and government organizations involved in global trade with significant improvements in workflow performance, reduction in document handling, optimization of synchronized peer-to-peer exchange of information, and enhancement of overall productivity and efficiency, with the following potential core attributes and advantages:

●	Distributed and shared ledgers of immutable data and records for transactions are on trusted and secured global trade blockchain networks that are made accessible only to permissioned trading partners and peers.

●	Encoded smart contract execution are validated and automated based on pre-defined business rules and contractual conditions for global trade peer-to-peer transactions or executions that are authenticated and verifiable in real time.

●	End-to-end visibility and transparency throughout the global trade supply chain ensures real time exchange of events and documents among all trading parties and peers in the ecosystem.

●	Provenance and traceability are enabled with time-stamped records or documents and immutable provenance records of import and export goods that ensure accuracy for audit and regulatory compliance purposes.

●	Extensible and interoperable capabilities enable the blockchain networks to connect and integrate with multiple other blockchain networks and with applications and systems of the permissioned members.

●	Lower total cost of ownership with services offered in the cloud with minimum investment in software and hardware for rapid deployment as well as intuitive, easy-to-use user interface on the internet and via mobile devices.

We intend to offer our cloud-based BaaS services through commercial cloud platform services that provide infrastructure as a service for servers, storage, networking and database. We plan to generate our revenue on a subscription basis with single use, group and enterprise editions and from professional service fees.

We began designing and developing our Powerbridge BaaS Services infrastructure and services in 2017. We have our own development teams and work with third-party providers of infrastructure technologies. We recently introduced our services as pilot projects on a limited basis to selected customers.

We used a portion of the proceeds from the IPO to accelerate our R&D in order to expedite our service offerings to drive product adoption. We believe our domain knowledge, product expertise and customer relationships will enable us to capture significant market share with Powerbridge BaaS Services.

Our BaaS Services

Corporate and government organizations involved in global trade are facing increasing challenges with existing available technology and applications which hinder their productivity and efficiency. Conventional and traditional applications are inadequate and ineffective in addressing challenges which include:

●	Conventional and traditional software systems used by each global trade participant is largely disjointed with inefficient integration and synchronization.

●	Information across organizational boundaries is inconsistent and not fully transparent with many “blind spots” on the global trade supply chain.

●	Peer-to-peer messaging or information exchanges among global trade players are complex, cumbersome, time-consuming and costly.

●	Manual handling of paper-based global trade documents is time consuming, resource draining and error-prone.

●	Compliance risk assessment and control are ineffective and costly due to lack of sufficient and credible information.

We believe our Powerbridge BaaS Services will address the imminent challenges faced by corporate and government organizations in global trade. Our services are being developed to offer potential benefits including:

●	Trusted and secured blockchain networks where all permissioned players in the global trade ecosystem can synchronize and collaborate.

●	End-to-end visibility and transparency of goods and documents throughout the global trade supply by all permissioned players.

●	Synchronized cross-organizational workflows and secured exchange of transaction events and messages among global trade players.

●	Digitized and automated exchange of global trade documents in real time with assurance of authenticity and immutability.

●	Enhanced compliance risk assessments with increased level of information transparency and assured provenance of import and export goods and services.

Our services will be provided as consortium blockchain networks designed for all players in the global trade ecosystem including import and export businesses and manufacturers, logistics service providers, financial service providers, and government agencies and authorities with the following potential benefits to each group of players:

●	Businesses can benefit from full transparency of a streamlined supply chain that allows for greater predictability, earlier detection of problems, enhanced inventory management and better overall resources allocation.

●	Logistics service providers can benefit from increased visibility on the supply chain, enhanced document processing and shorter processing time, improved service reliability and lower cost to trade businesses.

●	Financial service providers can benefit from increased visibility into key trade events which mitigate risks and increase assurances, and automated document exchange and processing for loan, insurance and settlement services.

●	Government agencies can benefit from enhanced monitoring and control on flow of goods, more effective risk assessments and interventions, increased sharing of information among agencies, and higher overall compliance efficiency.

●	Government authorities for trade zones and ports can benefit from increased operational efficiency driven by increased transparency, improved document flow and faster processing time, and higher throughput for goods and cargos.

Our services are designed to be built on an open and extensible blockchain infrastructure. This will enable us to efficiently add and expand our services over time. We intend to offer our services in sequence starting with regional or functional blockchain networks with fewer players and gradually expanding to larger ones and eventually covering the entire global trade supply chain.

We believe this approach of targeting subsets of the global trade ecosystem by leveraging our deep domain knowledge and strong customer relationships will allow us to continually test and fine-tune our services and incrementally drive product and market adoption which may take considerable time and effort. We plan to initially offer the following services on a regional or functional basis:

●	Compliance Blockchain Services are intended for government agencies including customs, inspections and quarantines, cross-border control, maritime affairs, foreign exchange, tax and duty, and trade commerce, and government authorities such as free trade and bonded trade zone authorities, port and terminal authorities and operators, and other trade regulated zone authorities. Our services will provide multiple government agencies and authorities a single view of trade events and documents on designated global trade blockchain networks, which allow them to synchronize and streamline their regulatory compliance activities with enhanced compliance effectiveness and operational efficiency.

Government agencies will be able to use our services to increase the effectiveness of risk assessments and interventions in monitoring and controlling the flow of goods and documents with increased level of transparency and assurance of provenance. Trade zone and port authorities will be able to increase their service and operations efficiency with enhanced transparency and visibility, faster processing time and higher cargo throughput. Our blockchain services will be capable of integrating with the software systems from government agencies and authorities for real time monitoring and synchronization and from global trade businesses and logistics service providers for the government agencies and authorities to better service them.

●	Logistics Blockchain Services are being designed for businesses and manufactures involved in global trade as well as customs and freight forwarding service providers. The customs and freight forwarding processes are complicated and cumbersome with multiple parties involved and many voluminous documents to handle. Customs and freight forwarders represent the businesses to take on a number of tasks including making import and export declarations with customs and inspection agencies, arranging for cargo shipments with the shippers and carriers, and handling logistics and compliance works in the regulated trade zones. These processes generate large sets of documents and require constant communication among the involved parties.

Our services will allow all involved participants operating in the customs and freight forwarding process to better connect and synchronize on the blockchain networks. Our customers will use our services to streamline cross-organizational workflows and have real time access to monitor and manage progress throughout the process. Our blockchain networks will be capable of connecting and integrating with the software systems from permissioned trade businesses and logistics service providers, with features and functionalities including automated contract execution, expedited service remittance, streamlined document handling, and synchronized information exchange.

●	Supply Chain Blockchain Services are being designed to provide end-to-end visibility and transparency to all stakeholders or players throughout the cross-border global trade supply chain, including import and export businesses and manufacturers, logistics service providers, transportation shippers and carriers, financial service providers, insurance companies, settlement service providers, government agencies and authorities, and all other players. Our services will enable real time sharing of trade data and events on distributed and trusted blockchain networks for broad synchronization and collaboration among all players in the global trade ecosystem in which the entire trade process is facilitated and optimized.

Our services will provide secured information and message exchanges on the blockchain networks that enable all players to have real time access to flows of documents and goods along the supply chain, allowing them to synchronize and collaborate across organizational boundaries in order to efficiently handle the complicated and cumbersome compliance and logistics processes. Our customers can use our services to track goods and documents, identity and manage milestone exceptions, trace the provenance of goods, and share information with their trade partners and customers. We intend to first offer our services in China and subsequently expand to integrate the international players on the global trade supply chain.

●	Import & Export Loan and Insurance Processing Blockchain Services are being designed for businesses and financial service providers involved in global trade. Our blockchain services will empower businesses with easier and faster processing for loans, insurance and settlements with lower financing cost. Financial service providers can have improved visibility on key events on the blockchain-enabled trade supply chain, resulting in better and more assured loan decisions that mitigate financing risks. Insurance companies and settlement service providers will be able issue trade insurances and provide settlement services with more streamlined workflows and higher processing efficiency with our blockchain services.

Through our services, transaction events or activities among businesses on the global supply chain, such as sales and invoicing, purchasing and ordering, and shipping and receiving are programmed or encoded with pre-defined business rules and contractual conditions, allowing for validated and automated transactions to occur. These transaction events and records on the secured blockchain networks will be authenticated and time-stamped, thus bringing substantial proof and immutable evidence to the financial service providers for effective credit and risk assessment when offering their loans and other services to the businesses.

Our Technology

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms are designed for high performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our global trade customers.

Our technology platforms include Powerbridge System Platform for our Powerbridge System Solutions, Powerbridge SaaS Platform for our Powerbridge SaaS Services, and Powerbridge BaaS Platform for our Powerbridge BaaS Services.

We are developing our own technologies as well as working with other third-party technology infrastructure partners to expand the scope of our solutions and services with the best use of big data, artificial intelligence and Internet of Things.

Powerbridge System Platform

Powerbridge System Platform is our proprietary technology platform from which we develop our Powerbridge System Solutions. Our platform is built on Java Spring and Microsoft .Net frameworks as well as other open source technologies.

Powerbridge System Platform consists of modular technology and business components that enable us to provide mission critical applications and solutions in trade operations, trade logistics and regulatory compliance to our corporate and government customers. Our platform’s core capabilities include:

●	Scalable Modular Architecture. Our scalable architecture consists of a robust set of modular technology and business components that allows for rapid and efficient development and deployment to support complex mission-critical business processes and transactions in global trade.

●	Flexible Configuration Modeling. Leveraging our deep domain knowledge, product expertise and customer experience in global trade applications, we have developed a flexible system configuration modeling that minimize development resources and time without repetitive coding for common or special business and operations use cases.

●	Reliable Enterprise Grade Performance. Our platform provides the infrastructure for reliable and high performance that can be built with multiple programing languages, support all commonly used databases, operate with web browser/server or client/server models, and generate dynamic interactive user interfaces.

●	Diverse Industry Applications Supported. Our platform supports product applications and system solutions that are used by global trade businesses in a wide variety of industries such as automotive, pharmaceutical and consumer goods and involving different government agencies and authorities.

Powerbridge SaaS Platform

Powerbridge SaaS Platform is built based on the open source Spring Cloud and other industry leading technologies for developing, deploying and operating our software-as-a-service. It is capable of running in multiple designated data centers and cloud environments on commercially available infrastructure as a service platforms.

Powerbridge SaaS Platform is the technology infrastructure upon which we are developing our Powerbridge SaaS Services designed to provide on-demand services in trade operations, trade logistics and regulatory compliance with a multi-tenant and microservice architecture. Our core technology capabilities include:

●	Secured Multi-Tenant Architecture. Our multi-tenant architecture is designed to operate a single instance of a software application simultaneously for multiple organizations or tenants. Each tenant is operating in virtual isolation from each other. Our multi-tenancy architecture ensures and maintains data security and integrity for our customers.

●	Scalable Microservice Architecture. Our microservice architectural approach allows us to provide scalable and reliable application services as a suite of independently deployable, modular services in which each service can run a unique business or transaction process based on a lightweight mechanism with well-defined business rules and logic.

●	Ease of Integration and Configuration. We provide a set of application programming interfaces that is designed to enable our customers to integrate and configure our services quickly and seamlessly with their systems and applications, as well as with third-party’s systems.

●	Extensible Technology Platform. Our application services are built on a single platform that leverages the shared business and technology components, enabling us to rapidly expand our product features and functionalities without disruption and seamlessly integrate our services with one another.

Powerbridge BaaS Platform

We are designing and developing our proprietary Powerbridge BaaS Platform based on the open source Hyperledger Fabric framework and other third-party frameworks that provide the blockchain infrastructure for shared ledger, smart contract, consensus algorithm, distributed storage, encryption and security, and network operations.

Powerbridge BaaS Services are built on top of our blockchain platform that is designed to provide high scalability and performance characteristics, consisting of multiple technology engines that support the various business component models specific for trade transaction, trade logistics and regulatory compliance in global trade:

●	Smart Contract Engine is designed to provide a complete and automated blockchain service for the coding, registering, authorizing, releasing, triggering, executing, updating and cancelling of the business contracts or transactions based on pre-defined contractual conditions or pre-defined business rules that are encoded into the smart contracts between trading or transactional parties.

●	Member Service Engine is intended for authenticating and managing the identity of the blockchain network members or participants with encrypted public or private key generation and maintenance as well as managing member accounts, maintaining multi-level permission access control and conducting risk monitoring and compliance auditing on selective member transactions.

●	Network Service Engine is designed for managing network connectivity with applications, programing interfaces and structured query languages, member consensus via consensus algorithms and permission mechanisms, secured and authenticated peer-to-peer data transmissions and exchanges, and transaction record storage with key value and Merkel hash value on distributed shared ledgers and/or in cloud-based database environments.

●	Network Operations Engine is intended to monitor, manage and maintain the blockchain network operations, including network configuration, throughput and time consumption, hardware resource and allocation, fraud and emergency situation detection, network system update and announcement, and other network functions and operations as well as network performance and trend analysis and reporting.

We are continuing to enhance the technology capabilities of Powerbridge BaaS Platform while it is under development. We believe our platform offers all of the governance and operations benefits derived from blockchain technology with the following differentiated and distinctive advantages:

●	Global Trade Centric Business Components. We believe our domain knowledge, product expertise and customer experience will allow us to develop a platform that forms a strong and powerful foundation for continually offering and expanding our services to drive product adoption with this new and exciting technology.

Our BaaS services will be supported by our business components which are stacked on top of and driven by our technology engines. Our business components will include trade transaction, trade operations, trade logistics and regulatory compliance, which are designed to address the mission critical needs of global trade businesses, government agencies and authorities, and logistics and other service providers with comprehensive services from document handling to customs processing to transaction processing.

●	Data Separation Modeling. Global trade transaction processes typically generate voluminous data to which organizations have different needs and ways to handle them. Some organizations may choose not to have their sensitive data stored on the blockchain networks. We are developing a data separation model that can allow data to be recorded and stored on the shared ledgers, but also have more sensitive data securely stored off the blockchains, which has the added benefit of minimizing data storage space.

We intend to further separate the smart contract blockchains and workflow blockchains. Smart contract blockchains and the corresponding contract codes and hash values are recorded and stored on the shared ledgers as the contract codes can be called and used numerous times. Data generated from the workflow blockchains and the smart contract blockchains can be designated as on or off the shared ledgers. This further ensures data security and reduce data storage on the blockchains.

Other Technologies and Applications

We intend to continue leveraging our industry expertise and product knowledge with the use of disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

●	Big Data. We are developing our big data technology and applications designed to acquire, store, process, analyze and visualize large scaled structured and unstructured global trade transaction and compliance data. Our technology is intended to augment our solutions and services in trade operations, trade logistics and regulatory compliance in global trade, including regulatory risk control, compliance command operations, cross-border trades and processing, logistics matching services, among others.

We intend to use ETL (extract, transform and load) technologies for acquiring and processing massive volumes of data such as customs declarations and shipping manifests from various government and commercial sources. We intend to build our big data platform based on a distributed data warehouse architecture using the open source Hadoop and Spark frameworks, allowing for high performance in multi-dimensional correlation analytics, real-time complex event processing, and distributed data query and retrieval.

Our correlation analytics are being designed for multi-dimensional and real-time correlation of large quantities of structured, semi-structured and unstructured data from different data sources. Our complex event processing technology is designed to monitor and track data relating to events as they occur in real time and provide data insights based on pre-defined business rules. Our data query and retrieval is intended to support query and retrieval from multiple data sets and provide multi-dimensional data displays.

Our data visualization and interactive data mining technologies is designed to provide intuitive and interactive visualization tools and dashboards that are easy to use and can be customized for displaying critical business performance data or metrics. Our visualization tools and dashboards are designed to support interactive data mining and a variety of display formats including charts, graphs and tables as well as three-dimensional displays and geographic information system mappings.

●	Artificial Intelligence. We work with third party artificial intelligence technology providers to enhance our solutions and services in global trade. Our artificial intelligence applications facilitate and support biometric facial and fingerprint recognitions as well as object recognition for transportation vehicles and shipping containers. We plan to develop our machine learning capabilities to provide optimized matching and recommendation services for global trade logistics and processing.

Our biometric face recognition application is used for security and enforcement measures typically at checkpoints of cross-border trade operations and regulated trade zone facilities for identifying and verifying a person from a digital image or a video frame by comparing distinct facial features with given facial images extracted from our database. Our applications are designed to support concurrent processing of multiple persons. Our fingerprint recognition application is also applied for security measures in some cross-border trade settings.

Our object recognition application is designed to identify and verify transportation vehicles at ports and terminals, regulated trade zones and cross-border checkpoints by capturing, processing, and identifying still images and video images. Further, through machine learning computation, transportation vehicles in these facilities can be automatically directed with optimized routes to their designated destinations such as a warehouse or a container depot.

We plan to enhance our technology capabilities in machine learning algorithms that learn from experience, identify patterns and make predictions driven by a large set of global trade data. We intend to leverage our domain knowledge and industry experience to design and develop machine learning algorithms and distributed computing that can optimize the efficiency in the matching of trade logistics services among trade businesses and service providers.

●	Internet of Things. Internet of Things or IoT refers to the network of physical objects embedded with sensors, electronics, and network connectivity that allow these objects to collect and exchange data. We work with third-party technology companies to provide IoT applications to process, store, and analyze IoT data from trade related trucking vehicles, weighting stations, and shipping containers. Our applications are integrated with the target object’s IoT systems and software systems of government authorities.

Trucking vehicles, weighting stations and shipping containers are tightly regulated at ports and terminals, regulated trade facilities and cross-border facilities. Our IoT applications are used by government authorities to monitor and control these objects. Our applications are able to authenticate objects, facilitate data exchanges, connect through gateways and application programming interfaces, and provide event-based IoT data processing, analysis and visualization.

Our IoT applications allows fast and accurate identification of trucking vehicles as they pass through the checkpoints at regulated areas with a high throughput capacity and rapid data transmission, which facilitates efficient control and fast checkpoint release. Our IoT applications can combine with the use of global positioning systems, global system for mobile communication and global information system to enable government authorities complete monitoring and control of the trucking vehicles.

Our IoT applications are capable of acquiring and processing a high volume of IoT enabled data from radio frequency identification and other types of sensor devices installed on intermodal shipping containers operating in many different trade facilities or settings such as container yards, shipping ports, bonded warehouses and air terminals. Our IoT applications can also process IoT data from electronic locks on the containers for automated container lock handling.

Our Customers

Our customers are international trade businesses and manufacturers, government agencies and authorities, logistics service and other providers, primarily located in China.

Our international trade business and manufacturer customers are import and export companies, manufacturers engaged in import and export, inward processed manufacturers who use imported raw materials, components and parts, packing and other materials to produce finished products for exporting, and cross-border eCommerce operators who conduct cross-border business for air packaged consumer products.

Our government customers are provincial and regional government agencies, government authorities and government-owned organizations. Government agencies include customs, inspection and quarantine, border enforcement, maritime affair, transportation and commerce. Government authorities include authorities for ports, bonded and free trade zones and government-owned organizations include Chinaport and other international trade related organizations.

Our logistics service and other provider customers include freight forwarding and shipping agent firms, customs and inspection brokers, warehouse operators, transportation companies and other international trade related service organizations as well as financial and insurance service providers engaged in global trade services.

Our customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. For the fiscal year ended December 31, 2017, we generated revenue from a total of 1,633 customers, of which 936 are international trade businesses and manufacturers, 70 are government agencies and authorities, and 627 are logistics and other service providers. For the fiscal year ended December 31, 2018, we generated revenue from a total of 1,683 customers, of which 1,012 are international trade businesses and manufacturers, 36 are government agencies and authorities, and 635 are logistics and other service providers.

We generate a significant portion of our revenues from a relatively small number of major customers. For the year ended December 31, 2017, two government customers accounted for 17.2% and 13.1% of our total revenues, respectively. For the year ended December 31, 2018, none of our government customer represented over 10% of our total revenues.

We plan to expand our market coverage to international markets to service customers in different B&R countries. We also intend to provide our solutions and services to corporate and government customers in the countries or markets we intend to target.

Sales and Marketing

Our sales and marketing teams work closely together to drive market awareness, develop and manage leads, and develop and build customer relationships to increase revenue growth. We sell our solutions and services to corporate and government customers through our direct sales organization, indirect channel partners and strategic government partners.

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 51 full-time sales and marketing personnel respectively. During years fiscal 2018 and 2017, our sales and marketing expense were approximately $2.1 million and $1.6 million, respectively, representing 9.3% and 7.5% of our total revenues for fiscal years 2018 and 2017, respectively.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target management and technology executives of global trade businesses, government agencies and authorities, and various service providers, including user conferences, sponsored events and product promotions.

We continue to develop strategic partnerships with provincial and local government agencies, technology organizations, trade zone authorities and other government organizations, i.e., regional customs and commerce agencies, bonded and other trade facilities, and Chinaport and other state-owned entities, to drive sales by leveraging their strengths and resources in targeted customer base, strong regional market influence and extensive government and industry resources.

As part of our overall strategy, we plan to expand into international markets to provide global trade software solutions and services by “piggybacking” with the infrastructure builders and other Chinese organizations who participate in the B&R’s development of global trade infrastructures in the B&R partnering countries.

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 111 full-time R&D personnel. We incurred expenses of $1,151,985 and $1,992,228 in R&D in fiscal year 2017 and 2018, respectively.

The majority of our R&D team is based in our Zhuhai office and to a lesser degree in our branch offices. Our team is further apportioned into smaller agile development groups to foster continuous innovation and rapid delivery.

We believe we have a strong R&D culture that rapidly and consistently delivers high quality products. We plan to continue to invest substantial resources in R&D to drive core technology innovation and bring new solutions and services to market.

Competition

The market for global trade software application and system integration services is highly competitive and fragmented. We face intensive competition. Our main sources of current and potential competition fall into the following categories:

●	Regional global trade application providers offering regulatory compliance, trade logistics and trade processing software and systems.

●	Software vendors providing online or cloud-based single point or single feature functional global trade application products and services.

●	Online global trade hubs or portals offering specific global trade transactional and processing application products and services.

●	Enterprise resource planning, supply chain and logistics software application companies offering global trade software, systems and services.

●	Government organizations providing global trade related regulatory compliance and trade logistics applications and systems.

●	Emerging blockchain, artificial intelligence and IoT technology providers offering technologies and software for global trade applications.

We believe the following competitive attributes are necessary for us to compete successfully in our industry:

●	Deep domain knowledge, industry experience and product expertise in global trade software applications and system integration to address customer needs.

●	Enablement of emerging and disruptive technologies to develop and provide global trade software applications and services

●	Enterprise grade performance level in scalability, reliability and security as well as cost of ownership and ease of deployment.

●	Breadth, depth and quality of application features and functionalities that are able to operate in multiple infrastructures such as in cloud, on premises or both.

●	Capability of technology platforms in integrating and interoperating with legacy and other enterprise infrastructures and third party applications.

●	Strength of sales and marketing as well as customer support in service responsiveness and level of customer satisfaction.

●	Brand awareness and reputation, size of customer base and level of user adoption to new and disruptive technologies and applications.

●	Ability to capture market share in China and expand into international markets to operate as a global player in servicing multiple markets and countries.

We believe we compete favorably on the basis of the competitive factors listed above. Some of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution channels and larger or more intellectual property portfolios.

Intellectual Property

The PRC has domestic laws for the protection of rights in copyrights, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other patent jurisdictions, as well as contractual restrictions, to protect our intellectual property. We entered into comprehensive confidentiality agreements with our management and consultants. We have standard confidentiality terms with all other employees. We also control access to and distribution of our documentation and other licensed information.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our products. Policing unauthorized use of our technology and intellectual property rights is difficult. Our patent applications may not issue as patents, and if they do issue as patents, they may not provide meaningful protection against competitors. We expect that software in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time. We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

We have 28 patent pending applications, 62 registered software copyrights, 5 registered trademarks, and 2 pending trademarks. In addition to trademark protection, we own five URL designations and domain names, including powerbridge.com, erp-china.com, pbtcloud.com, pbtyun.com, and pbtco.cn.

We have registered for the following trademarks:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhuhai Powerbridge Technology Co., Ltd	32673249	Pending	Class 38: Information transmission; Computer terminal
communication; Computer-aided information and image
transmission; Information transmission equipment rental;
Provide telecommunications link services to connect with
the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service;
					Digital file transfer; Teleconference call service	N/A	China
2	Zhuhai Powerbridge Technology Co., Ltd		32670567	Pending	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhuhai Powerbridge Technology Co., Ltd	A method and device for voice activation and logic control of eliminating network reverberation	201810670524.X	Pending	2018062602326070	June 26, 2018	China
2	Zhuhai Powerbridge Technology Co., Ltd	A method and device for automatic inspection of customs clearance data	201810670525.4	Pending	2018062602326160	June 26, 2018	China
3	Zhuhai Powerbridge Technology Co., Ltd	A method and device for decoupling an application’s page from the back end	201810670907.7	Pending	2018062700010540	June 27, 2018	China
4	Zhuhai Powerbridge Technology Co., Ltd	An automatic document distribution method and device based on text rules	201810670929.3	Pending	2018062700016140	June 27, 2018	China
5	Zhuhai Powerbridge Technology Co., Ltd	A cross-platform application of generation methods and devices that is based on configuration	201810671224.3	Pending	2018062700050900	June 27, 2018	China
6	Zhuhai Powerbridge Technology Co., Ltd	A method and device for to realize the single table maintenance function	201810671225.8	Pending	2018062700050930	June 27, 2018	China
7	Zhuhai Powerbridge Technology Co., Ltd	A method for quickly generating WEB projects that is based on configuration	201810680192.3	Pending	2018062702332210	June 27, 2018	China
8	Zhuhai Powerbridge Technology Co., Ltd	A method and system for quickly generating HTML code	201810680847.7	Pending	2018062800046630	June 27 2018	China
9	Zhuhai Powerbridge Technology Co., Ltd	A template method and device for describing mobile APP	201810681493.8	Pending	2018062800264320	June 27 2018	China
10	Zhuhai Powerbridge Technology Co., Ltd	A method and device for quickly verifying the identity of residents	201810681905.8	Pending	2018062800486440	June 27 2018	China
11	Zhuhai Powerbridge Technology Co., Ltd	Authentication method based on gateway routing and forwarding	201810644346.3	Pending	2018062101730090	June 21 2018	China
12	Zhuhai Powerbridge Technology Co., Ltd	Real-time dynamic forwarding method based on gateway infrastructure service	201810644350.X	Pending	2018062101730150	June 21 2018	China
13	Zhuhai Powerbridge Technology Co., Ltd	An integrated automatic packaging method based on iOS system	201810803035.7	Pending	2018072001505740	July 20, 2018	China
14	Zhuhai Powerbridge Technology Co., Ltd	An invocation method for HTTP dynamic request service	201810804414.8	Pending	2018072001711340	July 20, 2018	China
15	Zhuhai Powerbridge Technology Co., Ltd	A method for single page application which is based on configuration and references to remote page components	201810805226.7	Pending	2018072001829640	July 20, 2018	China

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
16	Zhuhai Powerbridge Technology Co., Ltd	A method of virtual identity verification	201810806089.9	Pending	2018072001941550	July 20, 2018	China
17	Zhuhai Powerbridge Technology Co., Ltd	Data distribution and processing method based on micro-service architecture	201810806520.X	Pending	2018072100042730	July 21, 2018	China
18	Zhuhai Powerbridge Technology Co., Ltd	An integrated automatic packaging method based on Android system	201810806545.X	Pending	2018072100044220	July 21, 2018	China
19	Zhuhai Powerbridge Technology Co., Ltd	A micro service architecture service distribution system and mode optimization method	201810813541.4	Pending	2018072301833290	July 23, 2018	China
20	Zhuhai Powerbridge Technology Co., Ltd	An inter-service authentication system and optimization method for micro service architecture	201810814095.9	Pending	2018072301929670	July 23, 2018	China
21	Zhuhai Powerbridge Technology Co., Ltd	Method, device and system for tracing cargo information	201810832789.5	Pending	2018072601368070	July 26, 2018	China
22	Zhuhai Powerbridge Technology Co., Ltd	Transmission method, installation and system of international trade documents	201810832790.8	Pending	2018072601368580	July 26, 2018	China
23	Zhuhai Powerbridge Technology Co., Ltd	Transaction data verification methods, devices and systems	201810832808.4	Pending	2018072601378170	July 26, 2018	China
24	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based trade synergy method and trade synergy system	201810832809.9	Pending	2018072601366890	July 26, 2018	China
25	Zhuhai Powerbridge Technology Co., Ltd	Blockchain-based methods and devices for trade supply chain recommendation	201810832906.8	Pending	2018072601380310	July 26, 2018	China
26	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based method and device for evaluating trade finance	201810832909.1	Pending	2018072601425440	July 26, 2018	China
27	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based method for contract drafting	201810872545.X	Pending	2018080201802660	August 2, 2018	China
28	Zhuhai Powerbridge Technology Co., Ltd	An identity authentication method based on blockchain	201810872552.X	Pending	2018080201802710	August 2, 2018	China

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

The following is a list of our copyrights that have been approved:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2004SR01879	Powerbridge CRM – Foreign Trade Sales Service System V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 15, 2003	March 3, 2004
2	2004SR01989	Powerbridge EIP – Enterprise Information Portal V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 7, 2003	March 5, 2004
3	2004SR01988	Powerbridge eMC/ Enterprise Collaborative Management System	Zhuhai Powerbridge Technology Co., Ltd	China	September 1, 2003	March 5, 2004
4	2005SR06176	Powerbridge CDS – Customs Data Submission Management System V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 15, 2003	June 10, 2005
5	2006SR04098	Powerbridge Customs Management System V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 23, 2006	April 4, 2006
6	2006SR05090	Powerbridge IBS – Foreign Trade Business Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	March 20, 2000	April 25, 2006
7	2006SR06093	Powerbridge AMS – Foreign Trade Financial Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	December 12, 2005	May 16, 2006
8	2006SR09790	Powerbridge ERP – Foreign Trade Enterprise Resource Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	March 20, 2000	July 24, 2006
9	2006SR14930	Powerbridge CCS – Commodities Pre-classification System [Abbreviation: CCS] V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	July 28, 2006	October 27, 2006
10	2006SR14929	Powerbridge eMSP – Enterprise Appliance System Platform [Abbr.: eMSP]	Zhuhai Powerbridge Technology Co., Ltd	China	August 1, 2006	October 27, 2006
11	2007SR08385	Powerbridge TAS – Foreign Trade Assisting System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 22, 2007	June 6, 2007
12	2009SR01884	ZHITSP-SME Information Service System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 25, 2007	January 9, 2009
13	2009SR02664	Powerbridge EMA – Foreign Trade Mail Management System V1.2	Zhuhai Powerbridge Technology Co., Ltd	China	September 10, 2008	January 13, 2009
14	2009SR03205	Liquid Commodities Online Supervision System [Abbr.: LCS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 6, 2008	January 14, 2009
15	2009SR07351	Powerbridge JOB – Human Resource Network System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 11, 2008	February 24, 2009

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
16	2009SR027012	Powerbridge BLS – Bonded Logistics System [Abbr.: BLS] V2.1	Zhuhai Powerbridge Technology Co., Ltd	China	May 26, 2009	July 8, 2009
17	2009SR035903	Powerbridge DEP – Data Integration System [Abbr.: DepSYS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 2, 2009	September 1, 2009
18	2010SR000320	Powerbridge PBNET – Technology Development Platform System [Abbr.: PBNET] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 1, 2009	January 5, 2010
19	2010SR061127	Powerbridge CMS – Manifest Filing Management System [Abbr.: CMS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 15, 2009	November 15, 2010
20	2011SR035553	Powerbridge Customs Management Software V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 9, 2010	June 8, 2011
21	2011SR087837	Powerbridge BLD Supply Chain Data Management Software V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 15, 2011	November 28, 2011
22	2012SR000902	Powerbridge BW – Bonded Warehouse Management Software [Abbr.: BW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2011	January 9, 2012
23	2011SR093904	Powerbridge DES – Data Exchange Software [Abbr.: DES] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 5, 2011	December 12, 2011
24	2011SR093894	Powerbridge BSNET – Technology Development Software [Abbr.: BSNET] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 16, 2011	December 12, 2011
25	2012SR055413	Custom Data Appliance Support Platform V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2011	June 26, 2012
26	2012SR059673	Processing Trade Comprehensive Service Platform V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	November 20, 2011	July 5, 2012
27	2014SR088676	Powerbridge Freight Forwarders Software [Abbr.: FFE] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 8, 2014	July 1, 2014
28	2014SR185065	Powerbridge Customs Clearance Comprehensive Service Management Software [Abbr.:CCS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 22, 2014	December 1, 2014
29	2014SR184333	Powerbridge Customs Clearance Data Management Software [Abbr.: CDS] V4.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 11, 2014	November 29, 2014
30	2014SR178366	Powerbridge Inspection and Quarantine Supervision Software V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 25, 2014	November 21, 2014
31	2014SR183937	Powerbridge Bonded Logistics Management Software [Abbr.: BLS] V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 13, 2014	November 29, 2014
32	2015SR056785	Powerbridge Manifest Management Software [Abbr.: MMS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 9, 2015	March 30, 2015

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
33	2015SR056922	Customs Uniformly Regulated Logistics Platform [Abbr.: RLP] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 6, 2015	March 30, 2015
34	2015SR064317	Powerbridge Comprehensive Bonded Zone Regulation Software [Abbr.: BZR] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 11, 2015	April 17, 2015
35	2015SR068252	Powerbridge Border Trade Management Software [Abbr.: BTW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 12, 2015	April 24, 2015
36	2015SR124592	Powerbridge Export Supervised and Bonded Warehouses Reporting Regulation Software [Abbr.: BWR]	Zhuhai Powerbridge Technology Co., Ltd	China	May 15, 2015	July 6, 2015
37	2016SR028205	Powerbridge Electronic Account Integrated Customs Clearance Management Software [Abbr.: EAD] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 10, 2015	February 5, 2016
38	2016SR028729	Powerbridge Railway Port Management Software [Abbr.: RAW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 23, 2015	February 14, 2016
39	2016SR035280	Powerbridge Customs Inspection “Three System” Management Software [Abbr.: ILS]	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2015	February 22, 2016
40	2016SR035405	Powerbridge Bonded Commodities Exhibitions and Trade Management Software [Abbr,: ETC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 28, 2015	February 22, 2016
41	2016SR035407	Powerbridge Cross-border E-commerce Service Management Software [Abbr.: CEC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 24, 2015	February 22, 2016
42	2016SR312081	Powerbridge Integrated Foreign Trade Service Platform [Abbr.: ITS]	Zhuhai Powerbridge Technology Co., Ltd	China	July 20, 2016	October 31, 2016
43	2016SR332320	Powerbridge Enterprise Integrated Service System [Abbr.: EIS] V2.1	Zhuhai Powerbridge Technology Co., Ltd	China	August 25, 2016	November 16, 2016
44	2016SR332338	Powerbridge Inspection and Quarantine Service System [Abbr.: INQ] V1.6	Zhuhai Powerbridge Technology Co., Ltd	China	May 6, 2016	November 16, 2016
45	2016SR332326	Powerbridge Campus Management Information System [Abbr.: PDI] V1.5	Zhuhai Powerbridge Technology Co., Ltd	China	May 20, 2016	November 16, 2016
46	2016SR332333	Powerbridge Customs Aided Management System [Abbr.: CSM] V2.7	Zhuhai Powerbridge Technology Co., Ltd	China	September 10, 2016	November 16, 2016
47	2016SR332624	Powerbridge Foundational Support Platform [Abbr.: FSP] V1.5	Zhuhai Powerbridge Technology Co., Ltd	China	September 21, 2016	November 16, 2016

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
48	2017SR099054	Powerbridge Unified Bayonet Management Software [Abbr.: UBM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
49	2017SR096831	Powerbridge Command and Monitor Center Management Software [Abbr.: CMC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 30, 2017
50	2017SR099053	Powerbridge Single Window Management Software [Abbr.: SWM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
51	2017SR099068	Powerbridge Road Port Management Software [Abbr.: RPM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
52	2017SR099058	Powerbridge Bonded Processing Account Management Software [Abbr,: BPA] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
53	2017SR099066	Powerbridge Airport Logistics Service Management Software [Abbr.: APS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
54	2017SR099043	Powerbridge Water Transport Logistics Management Software [Abbr,: WTL] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
55	2017SR428911	Powerbridge Cross-border E-commerce Platform [Abbr.: CBEP] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 24, 2015	August 7, 2017
56	2017SR428901	Powerbridge Special Controlled Area Campus Aided Management System [Abbr.: CAS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 10, 2016	August 7, 2017
57	2018SR094315	Powerbridge Electronic Account Management Software [Abbr.: EMS] V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 15, 2017	February 6, 2018
58	2018SR094263	Powerbridge Express Package Management Software [Abbr.: EPS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 15, 2017	February 6, 2018
59	2018SR122274	Powerbridge Special Monitoring Area National Inspection Assistant Management Software [Abbr.: QSIQ] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2017	February 24, 2018
60	2018SR122298	Powerbridge Material Level Check and Write Management Software [Abbr.: SNV] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 31, 2017	February 24, 2018
61	2018SR223184	Powerbridge Customs Uniform Bonded Supervision Software	Zhuhai Powerbridge Technology Co., Ltd	China	November 30, 2017	March 30, 2018
62	2018SR406080	Powerbridge Post Declaration Management Software	Zhuhai Powerbridge Technology Co., Ltd	China	February 28, 2017	May 31, 2018

Facilities

Our headquarters and executive offices are located in Zhuhai, China and consist of approximately 1,200 square meter of office space under one lease which will expire in December of 2021. In addition to our headquarters, we lease space in Beijing, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $183,998 and $331,904 for the years ended December 31, 2017 and 2018, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (㎡)

Beijing Office	Suite 415, Lanbao Tower, Shenggu Road Central Dongcheng, Beijing 100029, China	650 square meters

Wuhan Office	Suite 805, Block 5, Fanhai Central Business District, Soho City Jianghan, Wuhan, Hubei 430014, China	388 square meters

Changsha Office	Suite 458, 12th Fl, Lanwan International, Shuyan & Nanhu Road Tianxin, Changsha, Hunan 410015, China	305 square meters

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389 square meters

Hangzhou Office	Suite 1301, Building 1, Jiliang Tower, 252 Wantang Road Xihu, Hangzhou, Zhejiang 310012, China	86 square meters

Employees

As of the date of this Annual Report, we had a total of 299 full-time employees, of which 111 are in research and development, 51 are in sales and marketing, 109 are in technical and customer services, and 28 are in general administration.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industries, which was promulgated by MOFCOM and the National Development and Reform Commission, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Regulations Relating to PRC Information Technology Service Industry

According to the Catalog on Foreign Invested Industries (2017 Revision) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. In 2018, The National Development and Reform Commission and the Ministry of Commerce launched Special Administrative Measures for Access of Foreign Investment (Negative List) (Version 2018)(“the 2018 Negative List”) to replace part of the Catalog on Foreign Invested Industries (2017 Revision) in respect of the category of industries in which foreign investment is restricted or prohibited, and foreign investment in IT services is neither restricted nor prohibited according to the 2018 Negative List. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates.

Companies in China engaging in information systems integration were used to be required to obtain qualification certificates from the Ministry of Industry and Information Technology. “Information systems integration” means plan, design, development, implementation, service and safeguard of computer system and network system. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In June 2015, the China Information Technology Industry Federation (CITIF) promulgated the Appraisal Condition for Qualification Grade of Information Systems Integration (Provisional) to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake.

In 2009, the Ministry of Commerce and the Ministry of Industry and Information Technology jointly promulgated a rule aiming to protect a fair competition environment in the PRC service outsourcing industry. This rule requires that each of the domestic enterprises which provides IT and technological BPO services and each of its shareholders, directors, supervisors, managers and employees should not violate the service outsourcing contract to disclose, use or allow others to use the confidential information of its customer. Such enterprises are also required to establish an information protection system and take various measures to protect customers’ confidential information, including causing their employees and third parties who have access to customers’ confidential information to sign confidentiality agreements and or non-competition agreements.

Regulations Related to Labor and Social Security

Pursuant to the Labor Law, promulgated by National People’s Congress in January 1995, and the Labor Contract Law, promulgated by Standing Committee of the National People’s Congress in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the labor administrative department of the State Council. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatching promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatching require employers which are not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. Our PRC operating entities have not made adequate employee benefit payments and we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risks Related to Doing Business in China--Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties”.

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments.

The dividends paid by the subsidiaries to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior Enterprise Law (1986), as amended in 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014 respectively.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed. PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations, that the corporate structure of the Group Companies shall not be deemed as “a foreign investor’s merger and acquisition of a domestic enterprise” as specified in the Article 2 of the New M&A Rule, so the Company is not required to obtain approval from the CSRC for listing and trading of its shares. However, uncertainties still exist as to how the New M&A Rule will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC subsidiary

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiary are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiary shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiary, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiary, both of which are subject to the governmental approval.

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview

Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

Mr. Ban Lor, our Chairman of the Board, President, and CEO, together with his brother, Mr. Stewart Lor, our CFO are the Controlling Shareholders of the Company holding 92.13% of the outstanding shares prior to the IPO.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 86.5% and 89.5% of total revenue in fiscal 2018 and 2017, respectively. We also generate revenue from consulting and technical support services, which represent 10.3% and 6.6% of our revenue in fiscal 2018 and 2017, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS. For the years ended December 31, 2018 and 2017, our revenues were approximately $23.2 million and $21.6 million, respectively.

Reorganization

For the purpose of the IPO and listing on the NASDAQ Capital market, a reorganization of our legal structure was completed on August 27, 2018 after the 2018 Reverse Split (as defined below) and before the 2019 Reverse Split (as defined below). The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiary, Powerbridge HK, a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, we issued 11,508,747 (pre-2018 Reverse Split 115,087,470 ordinary shares, par value $0.0001 per share) ordinary shares, par value $0.001 per share, to the former shareholders of Powerbridge Zhuhai.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company. The Controlling Shareholders owned 84.9% of equity interest of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 in Zhuhai, Guangdong province under the laws of PRC. Powerbridge Beijing, a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders of Powerbridge Zhuhai transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge. After the reorganization, we own 100% equity interest of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge as in Powerbridge Zhuhai prior to the reorganization.

Since our businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Reverse Split

Our original authorized number of Ordinary Shares was 500,000,000 shares with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, our board of directors approved a reverse stock split of the Company’s authorized number of shares at a ratio of 10-1 (the “2018 Reverse Split”). After the 2018 Reverse Split, our authorized number of shares became 50,000,000 shares with par value of $0.001 per share.

On February 10, 2019, our board of directors approved another reverse stock split of the Company’s authorized number of shares at a ratio of 0.6-1 (the “2019 Reverse Split”). After the 2019 Reverse Split, our authorized number of Ordinary Shares became 30,000,000 shares with par value of $0.00166667 per share and the 11,508,747 shares issued and outstanding became 6,905,248 Ordinary Shares. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Completion of Initial Public Offering

On April 4, 2019, the Company consummated its IPO of 1,750,000 Ordinary Shares at a price of $5.00 per share. The gross proceeds from IPO was approximately $8.8 million. Immediately following the consummation of the IPO, there were an aggregate of 8,655,248 Ordinary Shares issued and outstanding. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results.

We intend to expand the scope of our offerings to service existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing global trade software application and technology services requires highly skilled professionals with specialized domain knowledge and technology expertise in order to develop and perform the services offered to our customers. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Results of Operations

For the years ended December 31, 2018 and 2017

The following table summarizes the results of our operations for the years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2018	2017	Change	% Change

REVENUE:
Application development services	$20,037,861	$19,362,813	$675,048	3.5%
Consulting and technical support services	2,390,948	1,418,110	972,838	68.6%
Subscription services	723,458	847,631	(124,173)	(14.6)%
Total revenue	23,152,267	21,628,554	1,523,713	7.0%

COST OF REVENUE:
Application development services	14,140,094	13,206,606	933,488	7.1%
Consulting and technical support services	1,093,631	236,154	857,477	363.1%
Subscription services	84,936	97,069	(12,133)	(12.5)%
Total cost of revenue	15,318,661	13,539,829	1,778,832	13.1%

GROSS PROFIT	7,833,606	8,088,725	(255,119)	(3.2)%

OPERATING EXPENSES:
Selling and marketing	2,144,588	1,614,237	530,351	32.9%
General and administrative	2,684,183	1,462,901	1,221,282	83.5%
Research and development	1,992,228	1,151,985	840,243	72.9%
Total operating expenses	6,820,999	4,229,123	2,591,876	61.3%
OPERATING INCOME FROM OPERATIONS	1,012,607	3,859,602	(2,846,995)	(73.8)%

OTHER INCOME	584,209	553,475	30,734	5.6%

INCOME BEFORE INCOME TAXES	1,596,816	4,413,077	(2,816,261)	(63.8)%

PROVISION FOR INCOME TAXES	43,190	434,882	(391,692)	(90.1)%

NET INCOME	$1,553,626	$3,978,195	$(2,424,569)	(60.9)%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services. Please refer to the Revenue portion of the table above for the dollar and percentage increase or (decrease) of our revenues by our service lines ended December 31, 2018 and 2017, respectively.

The Company is focusing on developing global trade applications and solutions equipped with the Company’s new technology in SaaS platform, Big Data, AI and IoT applications and BaaS platform. The Company believes these new technology development is the key driver for the Company’s future growth. In fiscal 2018, our revenue related to deploying our new technology including SaaS and big data analysis services accounted for 17.4% of our total revenue (or approximately $4.0 million) compared to only a few related revenue in fiscal 2017.

For the year ended December 31, 2018, our total revenue was approximately $23.2 million as compared to $21.6 million for the year ended December 31, 2017. The Company’s total revenue increased by approximately $1.5 million, or 7.0%. The overall increase in total revenue was primarily attributable to $1.0 million increase in revenue from consulting and technical support services.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as the service is performed using the percentage of completion method of accounting.

For the year ended December 31, 2018, our application development service revenue was approximately $20.0 million as compared to $19.4 million for the year ended December 31, 2017. The slight increase in application development service revenue was approximately $0.7 million or 3.5%. For the year ended December 31, 2018, in some application development service arrangements for big data projects, the Company sold certain IT equipment on standalone basis prior to the delivery of the services. The related revenue of approximately $8.1 million was included in the application development service revenue for year ended December 31, 2018. Overall, in fiscal 2018, 15.6% (or approximately $3.1 million) of revenue from application development service were related to SaaS platform development and big data analysis applications and the Company expects continuous growth for these services.

Revenue from consulting and Technical Support Services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Revenue is recognized on a straight-line basis as earned over the terms of the respective contracts, which is typically 12 to 24 months.

For the year ended December 31, 2018, our consulting and technical support service revenue was approximately $2.4 million as compared to $1.4 million for the year ended December 31, 2017, representing an increase of $1.0 million or 68.6%, which was due to the increased customer demands for our SaaS and trading platform services. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s SaaS applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses by the customers. Revenue from subscription services is recognized in the period in which they are earned.

For the year ended December 31, 2018, our subscription service revenue was approximately $0.7 million as compared to $0.8 million for the year ended December 31, 2017. We introduced our SaaS services in fiscal 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost and travel expenses related to revenue contracts. Please refer to the Cost of Revenue portion of the table above for the dollar and percentage increase or (decrease) of our cost of revenues ended December 31, 2018 and 2017, respectively.

Our cost of revenues increased by $1.8 million or 13.1% to approximately $15.3 million in fiscal 2018 from approximately $13.5 million in fiscal 2017, which was mainly attributable to an increase of $0.9 million in both of cost of revenue from application development services and cost of consulting and technical support services.

Our cost of revenue from application development services was approximately $14.1 million in fiscal 2018 as compared to $13.2 million in fiscal 2017, primarily as a result of more headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business.

Our cost of revenue from consulting and technical support services was approximately $1.1 million in fiscal 2018, representing an increase of $0.9 million from $0.2 million in fiscal 2017. The increase was primarily due to more headcount in the expanded technical service team to support the related growth in revenue.

Our cost of revenue from subscription services was approximately $0.1 million in both fiscal 2018 and 2017. We have established a stable SaaS development and service team and expect to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts.

Gross profit

	For the Years Ended
	December 31,
	2018		2017
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$5,897,767	29.4%	$6,156,207	31.8%
Consulting and technical support services	1,297,317	54.3%	1,181,956	83.3%
Subscription services	638,522	88.3%	750,562	88.5%
Total gross profits	$7,833,606	33.8%	$8,088,725	37.4%

Our gross profits decreased by $0.3 million or 3.2% from $8.1 million in 2017 to $7.8 million in fiscal 2018. Gross margin as a percent of overall revenue for fiscal 2018 and 2017 was 33.8% and 37.4%, respectively. The decrease in gross margin was primarily attributable to recruiting more experienced software developers and technical support consultants to expand our SaaS and big data related business.

Operating Expenses

	For the Years Ended
	December 31,
	2018	2017	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$2,144,588	$1,614,237	$530,351	32.9%
General and administrative	2,684,183	1,462,901	1,221,282	83.5%
Research and development	1,992,228	1,151,985	840,243	72.9%
Total operating expenses	$6,820,999	$4,229,123	$2,591,876	61.3%

Our operating expenses consist of selling and marketing, general and administrative, and research and development (“R&D”) expenses. Operating expenses increased by approximately $2.6 million, or 61.3%, from approximately $4.2 million for the year ended December 31, 2017 to $6.8 million for the year ended December 31, 2018. The increase in our operating expenses was primarily due to $1.2 million increase in general and administrative expense, $0.8 million increase in R&D expense and $0.5 million increase in selling and marketing expense.

 From December 31, 2017 to December 31, 2018, the Company had an increase of 131 or 78% in our total number of employees, of which an increase of 63 or 131% are in research and development, an increase of 21 or 70% are in sales and marketing, an increase of 41 or 60% are in technical and customer services, and an increase of 6 or 27% are in general and administration. We had increased our personnel headcounts in fiscal year 2018 and resulted in significant increase in operating expenses in anticipation for the expected growth.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Sales and marketing expenses increased by $0.5 million or 32.9% from $1.6 million in fiscal 2017 to $2.1 million in fiscal 2018. The increase was primarily attributable to our expansion of the pre-sales, sales and marketing teams to support our operations.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $1.2 million or 83.5% from approximately $1.5 million in fiscal 2017 to approximately $2.7 million in fiscal 2018, substantially all of which is attributable to the increasing headcount and related staff costs as well as an increase of $0.3 million in bad debt provision. As a percentage of revenues, general and administrative expenses were 11.6% and 6.8% of our total revenue in fiscal 2018 and 2017, respectively.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $0.8 million from $1.2 million in fiscal 2017 to $2.0 million in fiscal 2018, representing 8.6% and 5.3% of our total revenues for fiscal 2018 and 2017, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Other Income (Expense)

Other income (expense) primarily consists of government subsidy income, interest income net of interest expense and other expenses. Our net other income was approximately $0.6 million in both fiscal 2018 and fiscal 2017.

Provision for Income Taxes

Our provision for income tax was approximately $0.1 million in fiscal 2018, decreased by $0.3 million comparing to approximately $0.4 million in fiscal 2017 due to less income before taxes in fiscal 2018. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, we obtained the “high-tech enterprise” tax status in 2015, which reduced its statutory income tax rate to 15%. In fiscal 2017, we obtained the PRC Software Association’s “Key Software Enterprise” status and further reduced our income tax rate to 10% in fiscal 2017. For fiscal 2018, the provision for income tax is calculated based on a reduced statutory income rate of 15%. Due to significant R&D efforts, the Company received more R&D tax credit in fiscal 2018, which reduced the Company’s effective tax rate to 2.7% in fiscal 2018.

Net Income

As a result of the foregoing, net income decreased by approximately $2.4 million, or 60.9%, to approximately $1.6 million for fiscal 2018, from approximately $4.0 million for fiscal 2017.

Other comprehensive income

Foreign currency translation adjustments amounted to a loss of approximately $0.3 million and a gain of $0.2 million for the years ended December 31, 2018 and 2017, respectively. The balance sheet amounts with the exception of equity as of December 31, 2018 were translated at RMB6.8755 to USD1.00 as compared to RMB6.5074 to USD1.00 as of December 31, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2018 and 2017 were RMB6.6090 to USD1.00 and RMB6.7578 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended December 31, 2017 and 2016

The following table summarizes the results of our operations for the years ended December 31, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2017	2016	Change	% Change

REVENUE:
Application development services	$19,362,813	$19,133,676	$229,137	1.2%
Consulting and technical support services	1,418,110	1,095,457	322,653	29.5%
Subscription services	847,631	945,668	(98,037)	(10.4)%
Total revenue	21,628,554	21,174,801	453,753	2.1%

COST OF REVENUE:
Application development services	13,206,606	12,865,280	341,326	2.7%
Consulting and technical support services	236,154	361,294	(125,140)	(34.6)%
Subscription services	97,069	419,995	(322,926)	(76.9)%
Total cost of revenue	13,539,829	13,646,569	(106,740)	(0.8)%

GROSS PROFIT	8,088,725	7,528,232	560,493	7.4%

OPERATING EXPENSES:
Selling and marketing	1,614,237	1,516,126	98,111	6.5%
General and administrative	1,462,901	1,324,485	138,416	10.5%
Research and development	1,151,985	947,506	204,479	21.6%
Total operating expenses	4,229,123	3,788,117	441,006	11.6%
OPERATING INCOME FROM OPERATIONS	3,859,602	3,740,115	119,487	3.2%

OTHER INCOME	553,475	250,249	303,226	121.2%

INCOME BEFORE INCOME TAXES	4,413,077	3,990,364	422,713	10.6%

PROVISION FOR INCOME TAXES	434,882	536,387	(101,505)	(18.9)%

NET INCOME	$3,978,195	$3,453,977	$524,218	15.2%

Revenues

For the year ended December 31, 2017, our total revenue was approximately $21.6 million as compared to $21.2 million for the year ended December 31, 2016. Total revenue increased by approximately $0.5 million, or 2.1%. The overall increase in total revenue was primarily attributable to $0.3 million increase in revenue from consulting and technical support services and $0.2 million increase in revenue from customized application development services, but offset by 10.4% decrease in subscription revenue.

Revenue from application development services

For the year ended December 31, 2017, our application development service revenue was approximately $19.4 million as compared to $19.1 million for the year ended December 31, 2016. The increase in application development service revenue was approximately $0.2 million or 1.2%, which was primarily because of the stable demand from our corporate and government customers.

Revenue from consulting and Technical Support Services

For the year ended December 31, 2017, our consulting and technical support service revenue was approximately $1.4 million as compared to $1.1 million for the year ended December 31, 2016, representing an increase of $0.3 million or 29.5%, which was due to the increased number of consulting and technical support service contracts from 390 service contracts in fiscal 2016 to 475 service contract in fiscal 2017. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

Revenue from subscription services

For the year ended December 31, 2017, our subscription service revenue was approximately $0.8 million as compared to $0.9 million for the year ended December 31, 2016. The decrease in subscription revenue was approximately $0.1 million, or 10%. We introduced our SaaS services in fiscal 2016 and focus on improving the functionality our SaaS applications in fiscal 2017 with limited marketing efforts, which resulted in lower revenue in fiscal 2017. As we continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Cost of Revenues

Our cost of revenues decreased by $0.1 million or 0.8% to approximately $13.5 million in fiscal 2017 from approximately $13.6 million in fiscal 2016, which was mainly attributable to a decrease of $0.1 million in cost of revenue from consulting and technical support services and a decrease of $0.3 million cost of revenue from subscription services, offset by an increase of $0.3 million cost of revenue from application development services.

Our cost of revenue from application development services was approximately $13.2 million in fiscal 2017 as compared to $12.9 million in fiscal 2016, primarily as a result of more headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business.

Our cost of revenue from consulting and technical support services was approximately $0.2 million in fiscal 2017, representing a decrease of $0.1 million from $0.4 million in fiscal 2016. The decrease was primarily due to improved operational efficiency and less material cost incurred for the consulting and technical support contracts.

Our cost of revenue from subscription services was approximately $0.1 million in fiscal 2017, representing a decrease of $0.3 million from $0.4 million in fiscal 2016. We outsourced certain workload of our services to a third party provider in fiscal year 2016, while we fully utilized our own staff instead of outsourcing in providing our services in fiscal 2017, which resulted in less subcontract cost incurred.

Gross profit

	For the Years Ended
	December 31,
	2017		2016
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$6,156,207	31.8%	$6,268,396	32.8%
Consulting and technical support services	1,181,956	83.3%	734,163	67.0%
Subscription services	750,562	88.5%	525,673	55.6%
Total gross profits	$8,088,725	37.4%	$7,528,232	35.6%

Our gross profits increased by $0.6 million or 7.4% from $7.5 million in 2016 to $8.1 million in fiscal 2017. Gross margin as a percent of overall revenue for fiscal 2017 and 2016 was 37.4% and 35.6%, respectively. The increase in gross margin was primarily attributable to the improved development efficiency and less outsourced subcontract cost in providing our consulting and technical support services and SaaS services.

Operating Expenses

	For the Years Ended
	December 31,
	2017	2016	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$1,614,237	$1,516,126	$98,111	6.5%
General and administrative	1,462,901	1,324,485	138,416	10.5%
Research and development	1,151,985	947,506	204,479	21.6%
Total operating expenses	$4,229,123	$3,788,117	$441,006	11.6%

Our operating expenses consist of selling and marketing, general and administrative, and R&D expenses. Operating expenses increased by approximately $0.4 million, or 11.6%, from approximately $3.8 million for the year ended December 31, 2016 to $4.2 million for the year ended December 31, 2017. The increase in our operating expenses was primarily due to $0.2 million increase in R&D expense and $0.1 million increase in general and administrative expense.

Sales and marketing expenses increased by $0.1 million or 6.5% from $1.5 million in fiscal 2016 to $1.6 million in fiscal 2017. The increase was primarily attributable to our expansion of the pre-sales and marketing teams to support our operations.

General and administrative expenses increased by $0.1 million or 10.5% from approximately $1.3 million in fiscal 2016 to approximately $1.5 million in fiscal 2017, substantially all of which is attributable to the increasing headcount and related staff costs. As a percentage of revenues, general and administrative expenses were 6.8% and 6.3% of our total revenue in fiscal 2017 and 2016, respectively.

Our R&D expenses increased by $0.2 million from $0.9 million in fiscal 2016 to $1.2 million in fiscal 2017, representing 5.3% and 4.5% of our total revenues for fiscal 2017 and 2016, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Other Income (Expense)

Our net other income was approximately $0.6 million in fiscal 2017, an increase of approximately $0.3 million, or approximately 121.2%, as compared to approximately $0.3 million in fiscal 2016, which was primarily due to $0.3 million increase in value added tax exemption income and government subsidy income received during fiscal 2017.

Provision for Income Taxes

Our provision for income tax was approximately $0.4 million in fiscal 2017, decreased by $0.1 million comparing to approximately $0.5 million in fiscal 2016. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, we obtained the “high-tech enterprise” tax status in 2015, which reduced its statutory income tax rate to 15%. In fiscal 2017, we obtained the PRC Software Association’s “Key Software Enterprise” status and further reduced our income tax rate to 10% in fiscal 2017, which resulted in lower provision for income taxes in fiscal 2017.

Net Income

As a result of the foregoing, net income increased by approximately $0.5 million, or 15.2%, to approximately $4.0 million for fiscal 2017, from approximately $3.5 million for fiscal 2016.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of approximately $0.2 million and $10,000 for the years ended December 31, 2017 and 2016, respectively. The balance sheet amounts with the exception of equity as of December 31, 2017 were translated at RMB6.5074 to USD1.00 as compared to RMB6.9448 to USD1.00 as of December 31, 2016. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2017 and 2016 were RMB6.7578 to USD1.00 and RMB6.6441 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2018, cash of approximately $4.3 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2018, we had cash of approximately $4.3 million. Our current assets were approximately $22.0 million, and our current liabilities were approximately $21.3 million. For years ended December 31, 2018 and 2017, our operating cash flow was positive. To support our working capital, on October 8, 2018, Powerbridge Zhuhai entered into an unsecured loan agreement with Bank of Communication to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 5.4%. On December 3, 2018, Powerbridge Zhuhai entered into an unsecured loan agreement with Dongguan Bank to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 7.0%. On December 18, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $727,220 for a term of one year and at a fixed annual interest rate of 5.2%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $109,083 as of December 31, 2018. Furthermore, on February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $436,332 for a term of one year and at a fixed annual interest rate of 4.8%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $65,450. On April 17, 2019, the Company obtained a line of credit in the maximum amount of $1,454,440 from Bank of Communication for working capital purpose. The line of credit is available for the period from April 17, 2019 to April 8, 2020. The interest and payment term will be determined at each individual withdraw. On April 19, 2019, the Company withdrew $683,957 from the line of credit with interest rate of 5.04% and due on April 18, 2020.

We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2018 and 2017.

	For the Years Ended
	December 31,
	2018*	2017*

Net cash provided by operating activities	$2,773,025	$1,332,254
Net cash used in investing activities	(1,317,831)	(2,221,182)
Net cash provided by (used in) financing activities	755,761	(530,129)
Effect of exchange rate change on cash and restricted cash	(249,345)	(175,873)
Net increase (decrease) in cash and restricted cash	$1,961,610	$(1,243,184)

*	On January 1, 2018, the Company adopted ASU 2016-18, Statement of Cash Flow on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2017.

Operating Activities

Net cash provided by operating activities was approximately $2.8 million for the year ended December 31, 2018, as compared to approximately $1.3 million for the same period in 2017. Cash provided by operating activities for the year ended December 31, 2018 mainly consisted of approximately $1.6 million of net income, the increase of approximately $4.9 million of accounts payable, offset by the increase of approximately $3.6 million in accounts receivable due to increase of revenue, the payments of approximately $0.8 million of prepayments, deposits and other assets.

Cash provided by operating activities for the year ended December 31, 2017 mainly consisted of approximately $4.0 million of net income, the collection of approximately $0.3 million of prepayments, deposits and other assets, the increase of approximately $4.0 million of accounts payable, $0.4 million of tax payable, and $0.3 million of deferred revenue offset by the increase of approximately $7.3 million in accounts receivable due to increase of revenue, and decrease of approximately $0.8 million of advanced payments from customers.

Our accounts payable balance significantly increased from approximately $12.1 million as of December 31, 2017 to $16.2 million as of December 31, 2018. The increase in accounts payable was mainly due to increase purchase from our suppliers and subcontractors for the ongoing projects with our customers. 53.4% and 67.8% of our accounts payable balances with suppliers are due when the Company received customer payment on the projects as of December 31, 2018 and 2017, respectively. Based on the long term relationship, we might be able to slow down payments based on the Company’s working capital. As of December 31, 2018 and 2017, 88.8% and 98.2% of accounts payable balance were aged within one year, respectively. We have never entered into any long term financing arrangements with our suppliers.

The significant account receivable balances as of December 31, 2018 and 2017 was because of the increasing contract volume and contract progress for certain large contracts with our customers. During fiscal 2018, the Company recognized revenue from 128 major contracts, increased by 91.0% from 67 major contracts in fiscal 2017.

Most of large contracts are government related customized application development service contracts. The Company enters into fixed-fee arrangements in standard multiple-phase customized application development service contracts with government related agencies and state-owned companies. The billing term can vary depending on each specific project. Generally speaking, the Company bills the customer 20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form. The Company does not specify the payment term in all contracts with customers, but, in practice, the Company’s billing term with customers are generally within 90 days. For these large government related customized application development service contracts, the government’s acceptance and payment process requires multiple levels of government officials’ approvals, including but not limited to approvals from ten national government bureaus at national level then final approval from local government level. The timing of receiving the final approval and payment might be longer than the Company’s expectation. The billing terms are typically agreed by the parties at the inception of the contract, not subsequently negotiated or modified. In most cases, the Company are entitled to payments for the work performed and such payment are not conditioned on the final acceptance by our customer while under certain contracts with government related agencies and stated-owned companies, customer acceptance is a condition to final payments. Nevertheless, in practice, the Company tends to satisfy customers and is willing to perform additional work to receive a final acceptance from customers. Additional performance is considered inconsequential or perfunctory, because the Company always implements the customized applications at the customers’ sites and complete the testing prior to the customers’ acceptance. From past experience, the Company has never received rejections from its customers.

The Company assesses that its government customers, consisting of government related agencies and state owned companies, generally have good credit-worthiness and believe that these customers have intention and ability to fulfill the payment obligation at the point of revenue recognition. From past experience, the Company has never experienced any significant losses on collection nor experienced any significant bad debts from these customers.

The aging of accounts receivables are as follows:

	December 31, 2018	December 31, 2017

0-90 days	$5,216,095	$4,168,586
90-180 days	38,256	33,092
180-360 days	196,957	47,331
over one year	329,988	325,142
Sub total	5,781,296	4,574,151

Current (billed accounts receivable within payment terms)	5,216,095	4,168,586
Past due	565,201	405,565
Sub-total billed accounts receivable	5,781,296	4,574,151
Unbilled accounts receivable	10,090,674	8,533,199
Allowance	(392,533)	(36,285)
Total accounts receivable, net	$15,479,437	$13,071,065

The Company has never entered into extended payment terms or concessions with any of its customers for the years ended December 31, 2018 and 2017. From past experience, the Company has never had any significant loss in collection of the contract amount. The significant outstanding accounts balances were mainly related to certain government customers and considered collectable from the perspective of the customers’ ability to pay. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from government customers. As of December 31, 2018 and 2017, the unbilled accounts receivable balance related to contracts where customer is past due on their billed accounts receivable approximately amounted to nil and $1.7 million, respectively. With increasing communication with our customers and improved collection efforts, we believe we are able to successfully collect the balances.

Those above customers are mainly comprised of large government organizations and related agencies with good credit history. They generally negotiated to pay us in three or less phases through the contract term and a significant portion (50%) of contract amount usually is billed in the last phase upon the completion of the related projects. For the year ended December 31, 2018, the Company had more contract with government and related agency customers and those projects were under progress. As a result, the Company’s account receivable balance increased to $15.5 million as of December 31, 2018 from $13.1 million as of December 31, 2017. The average accounts receivable turnover in days for the years ended December 31, 2018 and 2017 was 225 days and 154 days, respectively.

Our management reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. As of December 31, 2018 and 2017, the unbilled receivable of $10,090,674 and $8,533,199 were included in accounts receivable, respectively.

As of April 26, 2019, approximately $2.4 million (or 15.4%) of total accounts receivable as of December 31, 2018 was collected. It represented 28.9% of billed accounts receivable balance and 8.0% of unbilled accounts receivable balance as of December 31, 2018 were subsequently collected, respectively.

Investing Activities

Net cash used in investing activities was approximately $1.3 million for fiscal 2018, as compared to approximately $2.2 million for fiscal 2017. Cash used in investing activities for fiscal 2018 was mainly due to approximately $2.2 million spending on capitalized development costs and purchase of office equipment and furniture, offset by approximately $0.8 million collection on loan to others. Cash used in investing activities for fiscal 2017 was mainly due to approximately $1.8 million spending for purchase of office equipment and furniture and $0.4 million investments in loans to others.

Financing Activities

Net cash from financing activities was approximately $0.8 million for fiscal 2018, as compared to approximately $0.5 million net cash used in financing activities for fiscal 2017. Net cash from financing activities for the year ended December 31, 2018 was mainly due to proceeds from bank loan of $1.6 million offset by repayment of bank loan of $0.2 million and repayment of related party advance of $0.6 million. Net cash used in financing activities for fiscal 2017 was mainly due to the repayment of related party balance of $0.8 million offset by net proceed from bank loan of $0.2 million.

Capital Expenditures

The Company made capital expenditures of $2.2 million and $1.8 million for the years ended December 31, 2018 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had an outstanding bank loan of approximately $1.5 million as of December 31, 2018. The Company has also entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2021.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$286,352	$176,204	$110,148	$-	$-
Bank loan	1,527,162	1,527,162	-	-	-
Total	$1,813,514	$1,703,366	$110,148	$-	$-

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$165,155	$132,028	$33,127	$-	$-
Bank loan	230,507	230,507	-	-	-
Total	$395,662	$362,535	$33,127	$-	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2018 and 2017 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition, provision for contingent liabilities, and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, salaries and benefits payables, and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Past-due balances over 90 days are reviewed individually for collectability. In evaluating the collectability of individual accounts receivable balances, the Company considers several factors, including the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed and collected within one year, are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.

Prepayments, deposit and other assets, net

Prepayment, deposit and other assets primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees and loan receivables from business partners. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment, net, are mainly comprising furniture and furniture, vehicles, computer and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures, and furniture	3-10 years
Automobiles	5-8 years
Capitalized development costs	5 years
Computer equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income.

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software.” ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount.

Revenue recognition

The Company derives its revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services.

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery of goods and service have occurred, the sales price is fixed or determinable, and collectability is reasonably assured. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis.

Multiple Deliverable Arrangements

The Company generally enters into arrangements with multiple deliverables for customized application development services contracts. If the deliverables have standalone value at contract inception, the Company accounts for each deliverable separately. The Company determines application development service, PCS or specific service, if applicable, as separated deliverables in the fixed-fee application development service contract. The Company allocates contract revenue to the identified separate units based on their relative selling prices. In accordance with ASC 605-25-30, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”. The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. The Company has not established VSOE for application development service and PCS due to lack of pricing consistency and variety of different service provided. In addition, the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its BESP of application development services, hardware, consulting and technical support services and subscription services, if applicable, as the basis of revenue allocation. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices.

Revenue allocated to customized application development services is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total cost to date bears to the total expected costs. The Company considers labor costs and related material costs for the input measurement as the best available indicator of the progress, pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the labor costs and related material costs expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of labor costs and related material costs incurred to date relative to total estimated labor costs and related material costs at completion. Estimated contract costs are based on the budgeted labor costs and related material costs, which are updated based on the progress toward completion on a monthly basis.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. Since sale of equipment can be distinguished, and is separately identifiable from other promises in the contract and it is distinct within the context of the contract, the sale of equipment is considered a separate unit of accounting. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. The fixed-priced application development contracts provide customers with rights to specified PCS or to unspecified PCS that is if and when available.

The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training. Revenue allocated to specified PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecified PCS component is deferred and recognized on a straight-line basis over the PCS period.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Revenue is recognized on a straight-line basis as earned over the terms of the respective contracts, which is typically 12 to 24 months.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses by the customers. Revenue from subscription services is recognized in the period when services are occurred. Because our customers purchase the services on a periodic basis and do not have the right to take possession of the software, we consider these arrangements to be service contracts and are not within the scope of Industry Topic 985, Software.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 17% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018 and 2017. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Recently issued accounting pronouncements

In May 2014, August 2015, April 2016, May 2016 and December 2016, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016-10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12 (ASC Topic 606) Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 (ASC Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard may be applied retrospectively to all prior periods presented, or retrospectively with a cumulative adjustment to retained earnings in the year of adoption (“modified retrospective transition approach”). As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC Topic 606 on January 1, 2019 using the modified retrospective transition method and has evaluated the impact of ASC 606 and has determined that the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC Topic 606, therefore, the impact of the adoption is immaterial on its consolidated financial statements and disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The Company intends to make this election. The amendments in these update are effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s consolidated financial position and results of operations for the Company’s leases, which primarily consist of operating leases for office space and equipment. Based on that assessment, the Company has established that the adoption of Topic 842 will result in the recognition of a significant increase to the balance sheet for right-of-use assets and lease liabilities based on the present value of future minimum lease payments. Also, the impacts from the adoption of Topic 842 to the Company’s accumulated deficit and to consolidated results of operations are not expected to be material.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in ASU 2017-11 change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The adoption of ASU 2017-11 which will become effective for annual periods beginning after December 15, 2018 and for interim periods within those annual periods. The Company does not expect that the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

G. Safe Harbor

This Annual Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned branches;

●	statements regarding the capabilities of our business operations;

●	assumptions underlying statements regarding us or our business;

●	statements regarding competition in our market; and

●	statements of expected future economic performance.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

Name	Age	Position
Ban Lor	61	President, CEO and Chairman of the Board
Stewart Lor	56	CFO and Director
Nanfang Li	54	Chief Strategy Officer
Xiuhe Jiang	62	Chief Product Officer
Tianfei Feng	44	Chief Research and Development Officer
Yuping Ouyang (1) (4)	45	Independent Director
Guoquan Wang (2)	62	Independent Director
Bo Wu (3)	62	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Ban Lor is a founder of our Company and Powerbridge Zhuhai. He serves as our President, CEO and Chairman of the Board. Prior to founding our Company in 1997, Mr. Lor was a founder and served as CEO and Chairman of the Board at Lorons International Corporation, a global trade and manufacturing company from August 1988 to October 1995. Mr. Lor holds a B.S. in Electrical Engineering from State University of New York at Stony Brook and a M.B.A in General Management from New York Institute of Technology. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our CEO as well as his extensive experience managing global trade application and technology service business.

Stewart Lor is a co-founder of our Company and serves on our board of directors and as our CFO since August 2018. Previously, he served on our board of directors and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our cofounder and CFO.

Nanfang Li has been serving as our Chief Strategy Officer since August 2018. Prior to joining us, he served in various executive and management positions from June 1991 to April 2018, including CEO at SK C&C China, Senior Vice President at SK China, CEO at Rootnet Technology and Senior Vice President at Capinfo. Mr. Li holds a B.S. in Electrical Engineering from University of Science and Technology of China and a M.S. in Computer Networks from University of Electronic Science and Technology of China.

Xiuhe Jiang has been serving as our Chief Product Officer since August 2018. He joined the company in 1998 and has held various technology management and product development positions, including Chief System Architect and Vice President of Applications Development. Prior to joining us, Mr. Jiang served engineering management and development positions in system design and software engineering in various organizations. He holds a M.S. in Computer Engineering and a B.S. in Computer Science from China Northeastern University.

Tianfei Feng has been serving as our Chief Research & Development Officer since August 2018. Prior to joining us, he served as Vice President of Technology at Digital China Golden Vista and Bangtai United from June 2010 to September 2017, Director of Technology and Development at Ali Health from November 2008 to May 2010, and Chief System Architect at Chinaport from April 2003 to October 2008. Mr. Feng holds a Ph.D. in Aerospace and Astronavigation Engineering from Beihang University.

Yuping Ouyang is an independent director of the Company. Ms. Oyang has been serving as Chief Financial Officer at China Techfaith Wireless Communication Technology Limited, a NASDAQ listed company (CNTF) from August 2008 to present. She held various financial and accounting management positions at CNTF from September 2004 to July 2008. Prior to CNTF, she served as an auditor at Guangdong Kaowick CPAs and an account manager at Guangzhou Metro Corporation. Ms. Oyang is a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accounts. She holds a B.A. in Management from Guangdong University of Foreign Studies and a MBA from Sun Yet-Sen University.

Guoquan Wang is an independent director of the Company. Mr. Wang served various managerial positions including Vice President of the international trade group of agrichemical and aquatic products at China National Fisheries, an ocean fishery product and service company operating in multiple countries from December 1994 to July 2017. Previously, he held various operational and managerial positions for import and export of agrichemical and fishery products at Huanong, a subsidiary of China National Fisheries as well as chemical and textile products at Sinochem Group and Sinochem (England) from December 1985 to November 1994. Mr. Wu holds a B.A. in International Trade Management from Liaoning Finance and Trade College.

Bo Wu is an independent director of the Company. Mr. Wu served as Vice President at Capinfo, a provider of “digital and smart city” technology services from September 2008 to September 2017. He served as General Manager at Credit & Risk Management, a provider of consumer and corporate credit and risk information systems from March 2003 to August 2008. Mr. Wu held various management positions at Capinfo from October 2000 to February 2003. He holds a B.E. and M.S. in Optical Engineering from Huazhong University of Science and Technology and a PhD in Optical Instrumentation from a joint Ph.D program by Institute of Applied Physics at Dalian University of Science and Technology and University of Bonn.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which the Third Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Third Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2018 to each of the following named executive officers. The total amount was $0.3 million in 2018. No options were awarded in 2018.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Ban Lor/CEO (1)	2018	$151,057	$-	$-	$151,057	(6)

Stewart Lor/CFO (2)	2018	$60,423	$-	$-	$60,423	(7)

Nanfang Li/Chief Strategy Officer (3)	2018	$40,785	$-	$4,079	$44,864

Xiuhe Jiang/Chief Product Officer (4)	2018	$46,767	$-	$3,474	$50,242

Tianfei Feng/Chief Research and Development Officer (5)	2018	$47,704	$-	$5,287	$52,991

(1)	Appointed Chairman, President and CEO effective as of August 2018.

(2)	Appointed CFO effective as of August 2018.

(3)	Appointed Chief Strategy Officer effective as of August 2018.

(4)	Appointed Chief Product Officer effective as of August 2018.

(5)	Appointed Chief Research and Development Officer as of August 2018.

(6)	The Company will pay $112,405 to Ban Lor after the IPO.

(7)	The Company will pay $173,766 to Stewart Lor after the IPO.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without notice or penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

Ban Lor Employment Agreement

On August 18, 2018, we entered into an employment agreement with Ben Lor pursuant to which he agreed to serve as our CEO. The agreement provides for an annual base salary of RMB1,800,000 (approximately USD$263,462) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2021, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 3-months’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 3-months’ advanced notice or payment of 3-months’ salary in lieu of the notice. Ban Lor has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Stewart Lor Employment Agreement

On August 18, 2018, we entered into an employment agreement with Stewart Lor pursuant to which he agreed to serve as our CFO. The agreement provides for an annual base salary of RMB1,600,000 (approximately USD$234,189) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2021, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 3-months’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 3-months’ advanced notice or payment of 3-months’ salary in lieu of the notice. Stewart Lor has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Nanfang Li Employment Agreement

On August 18, 2018, we entered into an employment agreement with Nanfang Li pursuant to which he agreed to serve as our Chief Strategy Officer. The agreement provides for an annual base salary of RMB540,000 (approximately USD$79,039) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2019, which term will automatically extend for additional 3-month periods unless a party to the agreement terminates it upon 30-days’ notice or proposes to re-negotiate the terms of the employment with the other party within 30 days prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 30-days’ advanced notice or payment of 1-month’s salary in lieu of the notice. Nanfang Li has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Xiuhe Jiang Employment Agreement

On August 18, 2018, we entered into an employment agreement with Xiuhe Jiang pursuant to which he agreed to serve as our Chief Product Officer. The agreement provides for an annual base salary of RMB360,000 (approximately USD$52,692) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2019, which term will automatically extend for additional 3-month periods unless a party to the agreement terminates it upon 30-days’ notice or proposes to re-negotiate the terms of the employment with the other party within 30 days prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 30-days’ advanced notice or payment of 1-month’s salary in lieu of the notice. Xiuhe Jiang has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Tianfei Feng Employment Agreement

On August 18, 2018, we entered into an employment agreement with Tianfei Feng pursuant to which he agreed to serve as our Chief Research and Development Officer. The agreement provides for an annual base salary of RMB480,000 (approximately USD$70,257) payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 17, 2019, which term will automatically extend for additional 3-month periods unless a party to the agreement terminates it upon 30-days’ notice or proposes to re-negotiate the terms of the employment with the other party within 30 days prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 30-days’ advanced notice or payment of 1-month’s salary in lieu of the notice. Tianfei Feng has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors are entitled to receive $4,500 payable quarterly for their services. Non-employee directors are entitled to receive stock option to purchase certain amount of Ordinary Shares under Company’s 2018 Stock Option Plan.

2018 Stock Option Plan

We have adopted a 2018 Stock Option Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,035,787 Ordinary Shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the Committee. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option. In the event of a spin-off transaction, the board of director or the Committee may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Options under the Plan.

Eligibility. All persons as the board of directors or the Committee may select from among the employees, directors, and consultants of the Company.

Stock Options. The board of directors or Committee shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that stock options qualify as “performance based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Stock Options and Withholding Taxes. The board of directors or Committee may make one or more of the following methods available for payment of an option, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cheque; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Ordinary Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Ordinary Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

No Ordinary Shares shall be delivered under the Plan to any optionee or other person until such optionee or other person has made arrangements acceptable to the board of directors or Committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations. Upon exercise of an option the Company shall have the right, but not the obligation (except as required by applicable law), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan has become effective on the date of the effectiveness of Company’s initial public offering. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

Notwithstanding the foregoing, neither the Plan nor any outstanding option agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.)

On April 4, 2019, the Board of Directors approved several restricted stock options grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 1,050,500 stock options to key employees and directors under the Plan. No grants were made in fiscal 2018. Stock options granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. Stock options are valid for a period of 10 years from April 4, 2019 to April 5, 2029. As at the grant date of April 4, 2019, the weighted-average fair value per share was $5.00 and the estimated total fair value of the restricted shares granted was $5,252,500.

C. Board Practices

Composition of Board; Risk Oversight

Our board of directors presently consists of five (5) directors. Pursuant to our Third Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the board of directors shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the board until the next annual meeting of the Company. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”) immediately prior to the consummation of Company’s IPO. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Third Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The initial members of Class I Directors are Yuping Ouyang, Guoquan Wang, and Bo Wu. The initial members of Class II Directors are Ban Lor and Stewart Lor. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. Except for the sibling relationship between Mr. Ben Lor and Mr. Stewart Lor, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

Under the NASDAQ rules, we are required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least three members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Exchange Act. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Under our Third Amended and Restated Memorandum and Articles of Association, we shall hold an annual general meeting in each year other than the year in which the Third Amended and Restated Memorandum and Articles of Association were adopted and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the board of directors shall appoint.

While we may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, we intend to comply with all applicable NASDAQ corporate governance requirements irrespective of its “foreign private issues” status.

Our board plays a significant role in our risk oversight. The board makes all relevant company decisions. As such, it is important for us to have our CEO serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Yuping Ouyang, Guoquan Wang and Bo Wu are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of 3 members, Guoquan Wang, Bo Wu  and Yuping Ouyang, with Yuping Ouyang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Yuping Ouyang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of 3 members, Yuping Ouyang, Bo Wu and Guoquan Wang, with Guoquan Wang serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management

Our Nominating Committee consists of consists of 3 members, Yuping Oyang, Guoquan Wang and Bo Wu, with Bo Wu serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Third Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	giving to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	giving to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

●	resolving that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Companies Law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. For the services rendered by the independent director in any capacity the company will a cash fee in the amount of USD$1,500 per month. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

D. Employees

As of the date of this Annual Report, we had a total of 299 full-time employees, of which 111 are in research and development, 51 are in sales and marketing, 109 are in technical and customer services, and 28 are in general administration.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

E. Share Ownership

See Item 7 below.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Ordinary Shares held by them are located in the United States. Applicable percentage ownership is based on 6,905,248 Ordinary Shares outstanding as of April 30, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Percentage
Ban Lor (1)	5,665,144	65.45%
Stewart Lor (2)	696,571	8.05%
Xiuhe Jiang (1)(3)*	30,007	0.35%
Nanfang Li	0	-
Tianfei Feng	0	-
Yuping Ouyang **	0	-
Guoquan Wang **	0	-
Bo Wu **	0	-

All directors and executive officers as a group (5 persons)	6,361,715	73.50%

Hybridge Holdings Ltd. (1)	4,650,981	53.74%
Hogstream International Ltd. (2)	696,571	8.05%
5% or greater beneficial owners as a group	5,347,552	61.79%

*	Less than 1%.

**	Ms. Yuping Ouyang has been appointed and accepted appointment as our independent director, effective as of October 23, 2018. Messrs. Gouquan Wang and Bo Wu have been appointed and accepted appointments as our independent directors, effective as of October 22, 2018.

(1)	Consists of 4,650,981 Ordinary Shares held by Hybridge Holding Ltd., a British Virgin Islands company (“Hybridge”) which is 100% owned by Ban Lor; 339,680 Ordinary Shares held by Sunbrook One Ltd., a British Virgin Islands company (“Sunbrook”) which Ban Lor, together with his spouse, Mrs. Lor, owns and controls 65.35% equity interest and voting power; 338,082 Ordinary Shares held by Bitlakes Holdings Ltd., a British Virgin Islands company (“Bitlakes”) which Ban Lor owns and controls 50.75% equity interest and voting power; and 336,401 Ordinary Shares held by Foxbit Holdings Ltd., a British Virgin Islands company (“Foxbit”) which Ban Lor owns and controls 50.98% equity interest and voting power. The principal office address for Hybridge, Sunbrook, Bitlakes and Foxbit is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(2)	Includes 696,571 Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 30,007 Ordinary Shares beneficially owned by Xiuhe Jiang through his 8.92% equity interest in Foxbit Holdings Ltd.

As of the date of this Annual Report, there were 13 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

The following is a description of transactions since 2016, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Due from related party. From time to time, the Company advances funds to Mr. Stewart Lor, CFO of the Company, for business purposes. The advance is short term in nature, which are recorded in prepayment, deposits and other current assets. The balance due from Mr. Stewart Lor was $3,073 and $46,078 as of December 31, 2017 and 2016, respectively. As of August 22, 2018, the balance due from related party, Mr. Stewart Lor, in the amount of $3,073 had been collected in full by the Company. The advances were not intended to be loans to Mr. Lor, but for business and other business purposes.

From time to time, the Company also advances funds to Mr. Ban Lor, Chairman and CEO of the Company, for business purposes. The advance is short term in nature. The balance due from Mr. Ban Lor was $102,567 as of December 31, 2018. The advances were fully repaid in April 2019.

For the year ended December 31, 2018, the Company loaned $51,516 to a related party controlled by Mr. Ban Lor’s family. The loan is due in September 2019 with annual interest rate of 5.35%, but Mr. Ban Lor fully repaid the loan balance in March 2019.

Due to related party. Due to related party mainly represents the unpaid wages and other benefits to Mr. Ban Lor, Chairman, President and CEO of the Company. The balance of due to Mr. Ban Lor was $615,481 and $1,308,566 as of December 31, 2017 and 2016, respectively, which is non-interest bearing, non-collateralized and due on demand. As of August 21, 2018, the balance due to related party, Mr. Ban Lor, in the amount of $615,481 had been paid in full by the Company.

Short term bank loan. An outstanding balance of short-term bank loan consisted an unsecured bank loan from China Construction Bank, in the amount of $230,507 with an interest rate of 6.3% per annum due on January 12, 2018. The unsecured bank loan was guaranteed by Mr. Ban Lor, Chairman, president and CEO of the Company, and his family member. For the years ended December 31, 2017 and 2016, the interest expense was $13,111 and $3,665, respectively. The loan was fully repaid upon maturity.

On March 2, 2018, Powerbridge Zhuhai entered into a loan agreement with China Construction Bank to obtain a loan of $218,166 for a term of one year and at a fixed annual interest rate of 7.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member.

On October 8, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 5.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member.

On December 7, 2018, Powerbridge Zhuhai entered into another loan agreement with Bank of China to obtain a loan of $727,220 for a term of one year and at a fixed annual interest rate of 5.2%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $109,083 as of December 31, 2018.

On December 3, 2018, Powerbridge Zhuhai entered into a loan agreement with Dongguan Bank to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 7.0%. The bank loan was guaranteed by a third party guarantee company and Mr. Ban Lor and his family.

On February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $436,332 for a term of one year and at a fixed annual interest rate of 4.8%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $65,450.

Advisory Agreement with Tripoint Capital Advisors, LLC. We entered into an advisory agreement with Tripoint Capital Advisors, LLC (“Advisor”), dated as of January 18, 2018, and its amendment, dated as of August 16, 2018, pursuant to which, (i) Advisor agrees to represent us to assist with our current business and corporate development in U.S. capital markets and our contemplated marketing and development as a U.S. public company; and (ii) we agree to provide a flat fee of US$10,000 per month for Advisor’s services and up to an aggregate of 300,000 options to purchase shares of the Ordinary Shares upon the fulfillment of certain conditions (the “Tripoint Options”). The Tripoint Options have a strike price equal to 75% of the offering price of the Ordinary Shares offered in the IPO. The agreement is for a term of 12 months. Louis Taubman, a partner with our counsel, Hunter Taubman Fischer & Li LLC, is also an indirect minority owner of Tripoint Capital Advisors.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement became effective on March 28, 2019. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol PBTS.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol PBTS.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Third Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.1 to the first amendment to the Registration Statement filed on February 19, 2019 and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in in our Registration Statement, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax rate of 25% on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Powerbridge is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Powerbridge, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Material U.S. Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (or “PFIC”), rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Ordinary Shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. With respect to corporate U.S. Holders, dividends on our shares will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on our shares will be taxed at the lower long-term capital gains rate applicable to qualified dividend income (see “— Taxation on the Disposition of Ordinary Shares” below), provided that (1) our Ordinary Shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. U.S. Holders should consult their own tax advisors regarding the tax treatment of any dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

If PRC taxes apply to dividends paid to a U.S. Holder on our Ordinary Shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our Ordinary Shares, and subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized in U.S. dollars and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exceeds one year. The deductibility of capital losses is subject to various limitations. If PRC taxes would otherwise apply to any gain from the disposition of our Ordinary Shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder with respect to such gain may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations that could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on our current composition and assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. As such, our PFIC status, will not be determinable until after the end of each taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the IPO, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund (or “QEF”), election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our Ordinary Shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our Ordinary Shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of a PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Ordinary Shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares

Dividends paid to a Non-U.S. Holder in respect to its Ordinary Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Ordinary Shares, unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Ordinary Shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our Ordinary Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Individual U.S. Holders may be required to report ownership of our Ordinary Shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if (1) the Ordinary Shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution” or (2) the Ordinary Shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds US$50,000 during a taxable year. For avoidance of doubt, this reporting requirement should not apply to Ordinary Shares held in an account with a U.S. brokerage firm. Failure to comply with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply, and U.S. Holders of our Ordinary Shares are advised to consult with their own tax advisors concerning all such reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the Registration Statement with the SEC.

Documents concerning us that are referred to in this document may be inspected at c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. While interest-earning instruments carry a degree of interest rate risk, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.7% in fiscal year 2017 and further depreciated by 5.7% in fiscal year 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, in relation to our initial public offering of 1,750,000 Ordinary Shares. The Ordinary Shares were sold at an offering price of $5.00 per share, generating gross proceeds of approximately $8.75 million, and net proceeds of approximately $7.8 million  . The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 122,500 Ordinary Shares.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $2.2 million for research and development; approximately $2.2 million for sales and marketing effort; approximately $1.5 million for strategic alliances and acquisitions; and approximately $1.4 million for working capital and general corporate purposes. We used a portion of the proceeds from the IPO to accelerate our R&D in order to expedite our service offerings to drive product adoption. We believe our domain knowledge, product expertise and customer relationships will enable us to capture significant market share with Powerbridge BaaS Services.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2018 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2018 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2018. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to providing trainings to staff, changing to a new and well-established accounting system, and continue to monitor the internal control over financial reporting. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information—D. Risk Factors— If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

We also did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yuping Ouyang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: www.powerbridge.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Friedman LLP for the periods indicated:

	December 31, 2018	December 31, 2017	December 31, 2016
Audit Fees	$205,000	$125,000	$125,000
Audit Related Fees		30,105	30,104
Tax Fees
All Other Fees
Total Fees	$205,000	$155,105	$155,104

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information..

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Powerbridge Technologies Co., Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Form of Underwriting Agreement*

3.1	Third Amended and Restated Memorandum and Articles of Association*

4.1	Specimen Ordinary Share Certificate****

4.2	Form of Underwriter Warrant****

10.1	2018 Equity Incentive Plan***

10.2	Form of Employment Agreement**

10.3	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017**

10.4	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016**

10.5	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017**

10.6	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016**

10.7	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016**

10.8	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016**

10.9	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016**

10.10	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015**

10.11	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017**

10.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016**

10.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015**

10.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014**

10.15	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018**

10.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018**

10.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018**

10.18	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of October 23, 2018**

10.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018**

10.20	Employment Agreement between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of August 18, 2018**

10.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018**

10.22	Employment Agreement between Powerbridge Technologies Co., Ltd. and Xuehe Jiang dated as of August 18, 2018**

10.23	Employment Agreement between Powerbridge Technologies Co., Ltd. and Tianfei Feng dated as of August 18, 2018**

10.24	Employment Agreement between Powerbridge Technologies Co., Ltd. and Nanfang Li dated as of August 18, 2018**

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Conduct and Ethics**

21.1	List of Subsidiaries of the Registrant****

24.1	Power of Attorney (included on signature page)*

99.1	Charter of the Audit Committee**

99.2	Charter of the Compensation Committee**

99.3	Charter of the Nominating and Corporate Governance Committee**

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

***	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

****	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Ban Lor
Name:	Ban Lor
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 30, 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Powerbridge Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Powerbridge Technologies Co., Ltd. and Subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 30, 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash	$4,348,635	$2,958,674
Restricted cash	669,525	-
Notes receivable	309,796	-
Accounts receivable, net	15,479,437	13,071,065
Due from related parties	154,083	3,073
Prepayments, deposits and other current assets, net	1,146,006	1,576,070
Total Current Assets	22,107,482	17,608,882

Property and equipment, net	4,707,112	3,432,569
Restricted cash	-	97,876
Prepayments, deposits and other assets, net	865,498	624,093
Deferred tax assets	87,416	21,371
Total Assets	$27,767,508	$21,784,791

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loan	$1,527,162	$230,507
Notes payable	467,806	-
Accounts payable	16,231,682	12,123,486
Customer deposits	142,359	442,424
Deferred revenue	1,268,451	803,271
Salaries and benefits payable	836,558	1,104,885
Due to related party	-	615,481
Taxes payable	867,610	1,253,245
Total Current Liabilities	21,341,628	16,573,299
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.00166667 par value; 30,000,000 shares authorized; 6,905,248 shares issued and outstanding as of December 31, 2018 and 2017*	11,509	11,509
Shares subscription receivable*	(11,509)	(11,509)
Additional Paid-in Capital	5,519,507	5,519,507
Retained earnings (accumulated deficit)	806,002	(740,288)
Accumulated other comprehensive income	100,371	439,201
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	6,425,880	5,218,420
Non-controlling interest	-	(6,928)
Total Equity	6,425,880	5,211,492
Total Liabilities and Equity	$27,767,508	$21,784,791

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2018	2017	2016
REVENUES:
Application development services	$20,037,861	$19,362,813	$19,133,676
Consulting and technical support services	2,390,948	1,418,110	1,095,457
Subscription services	723,458	847,631	945,668
Total revenues	23,152,267	21,628,554	21,174,801

COST AND EXPENSES:
Cost of revenues:
Cost of application development services	14,140,094	13,206,606	12,865,280
Cost of consulting and technical support services	1,093,631	236,154	361,294
Cost of subscription services	84,936	97,069	419,995
Total cost of revenues	15,318,661	13,539,829	13,646,569

GROSS PROFIT	7,833,606	8,088,725	7,528,232

Operating expenses:
Sales and marketing	2,144,588	1,614,237	1,516,126
General and administrative	2,684,183	1,462,901	1,324,485
Research and development	1,992,228	1,151,985	947,506
Total operating expenses	6,820,999	4,229,123	3,788,117

OPERATING INCOME FROM OPERATIONS	1,012,607	3,859,602	3,740,115

OTHER INCOME (EXPENSE)
Interest (expense) income	(21,446)	20,740	(18,201)
Other income	612,188	540,149	272,812
Other expense	(6,533)	(7,414)	(4,362)
Total other income, net	584,209	553,475	250,249

INCOME BEFORE INCOME TAXES	1,596,816	4,413,077	3,990,364

PROVISION FOR INCOME TAXES	43,190	434,882	536,387

NET INCOME	1,553,626	3,978,195	3,453,977

Less: Income (loss) attributable to non-controlling interests	7,336	(6,671)	-
NET INCOME ATTRIBUTABLE TO POWERBRIDGE	1,546,290	3,984,866	3,453,977

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(339,238)	221,132	10,444
COMPREHENSIVE INCOME	1,214,388	4,199,327	3,464,421
Less: Comprehensive income (loss) attributable to non-controlling interest	6,928	(6,928)	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO POWERBRIDGE	$1,207,460	$4,206,255	$3,464,421

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	6,905,248	6,905,248	6,905,248

EARNINGS PER SHARE
Basic and diluted	$0.22	$0.58	$0.50

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Share subscription receivable	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Non-controlling interest	Accumulated other comprehensive income	Total equity
Balance, December 31, 2015	6,905,248	$11,509	$(11,509)	$5,519,507	$(8,179,131)	$-	$207,368	$(2,452,256)

Net income for the year					3,453,977			3,453,977
Foreign currency translation adjustment							10,444	10,444
Balance, December 31, 2016	6,905,248	11,509	$(11,509)	$5,519,507	(4,725,154)	-	217,812	1,012,165

Net income (loss) for the year	-	-	-	-	3,984,866	(6,671)	-	3,978,195
Foreign currency translation adjustment	-	-	-	-	-	(257)	221,389	221,132

Balance, December 31, 2017	6,905,248	11,509	(11,509)	5,519,507	(740,288)	(6,928)	439,201	5,211,492
Net income for the year	-	-	-	-	1,546,290	7,336		1,553,626
Foreign currency translation adjustment	-	-	-	-	-	(408)	(338,830)	(339,238)
Balance, December 31, 2018	6,905,248	$11,509	$(11,509)	$5,519,507	$806,002	$-	$100,371	$6,425,880

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,553,626	$3,978,195	$3,453,977
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation and amortization	643,265	313,554	134,350
Provision for doubtful accounts	368,125	27,200	19,012
Loss from disposal of property and equipment	1,994	7,414	4,362
Deferred tax provision (benefit)	(69,898)	27,907	(7,527)
Changes in assets and liabilities:
Notes receivable	(322,288)	-	-
Accounts receivable	(3,606,159)	(7,328,948)	(3,116,816)
Amount due from related parties	(157,270)	44,393	-
Prepayments, deposits and other assets	(766,322)	241,028	187,086
Accounts payable	4,949,114	4,018,111	4,076,070
Notes payable	486,669	-	-
Salaries and benefits payable	(217,606)	22,248	(126,173)
Taxes payable	(331,381)	445,865	674,611
Deferred revenue	528,679	319,604	2,699
Customer deposits	(287,523)	(784,317)	(171,004)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,773,025	1,332,254	5,130,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Other assets -loans to others	844,554	(439,409)	(171,263)
Purchases of property and equipment	(2,162,385)	(1,835,643)	(1,243,062)
Proceeds from disposal of property and equipment	-	53,870	486
NET CASH USED IN INVESTING ACTIVITIES	(1,317,831)	(2,221,182)	(1,413,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	1,588,742	221,965	150,509
Repayments on bank loan	(226,963)	-	(150,509)
Repayments of related party advances	(606,018)	(752,094)	(735,310)
NET CASH PROVIDE BY (USED IN) FINANCING ACTIVITIES	755,761	(530,129)	(735,310)

EFFECT OF EXCHANGE RATE CHANGES	(249,345)	175,873	(229,889)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	1,961,610	(1,243,184)	2,751,609)

CASH AND RESTRICTED CASH- beginning of year	3,056,550	4,299,734	1,548,125

CASH AND RESTRICTED CASH - end of year	$5,018,160	$3,056,550	$4,299,734

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$19,385	$22,134	$3,665
Income taxes	$296,487	$106,454	$41,330
NON-CASH TRANSACTIONS OF INVESTING ACTIVITY
Unpaid Furniture and fixture costs accrued	$-	$108,458	$29,371

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$4,348,635	$2,958,674	$4,299,734
Restricted cash	669,525	97,876	-
Total cash and restricted cash	$5,018,160	$3,056,550	$4,299,734

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”), is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries, is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Ban Lor, the Company’s Chairman of the Board, President and Chief Executive Officer (“CEO”), together with his brother, Mr. Stewart Lor, the Company’s Chief Financial Officer (“CFO”) are the ultimate Controlling Shareholders of the Company.

Reorganization

For the purpose of this Offering and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiaries, Powerbridge Technologies Co., Limited (“Powerbridge HK”), a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Zhuhai Powerbridge Technology Co., Ltd. (“Powerbridge Zhuhai”) to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, the Company issued 11,508,747 shares of the Company with par value 0.001 per share to the former shareholders of Powerbridge Zhuhai. On February 10, 2019, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 30,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding accordingly. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Prior to the reorganization, Powerbridge Zhuhai’s equity interests were held by the former shareholders through an investment holding company, of which the Controlling Shareholders owned 84.9% of equity interest of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 in Zhuhai, Guangdong province under the laws of the People’s Republic of China (the “PRC” or “China”). Powerbridge Zhuhai is an operating subsidiary that provides global trade software application and technology services to corporate and government customers located in the PRC. Beijing Powerbridge Technology Co., Ltd. (“Powerbridge Beijing”), a company conducting engineering and IT research and development activities, was incorporated on September 28, 2017 in Beijing under the laws of PRC, with Powerbridge Zhuhai owning 55% and Mr. Tianfei Feng owning 45% of equity interest. Since inception, Powerbridge Zhuhai and Mr. Tianfei Feng have only made nominal investments in Powerbridge Beijing and no substantial business operations have occurred; as a result, Powerbridge Zhuhai and Mr. Tianfei Feng agreed to deregister the entity. Mr. Tianfei Feng later became the Company’s Chief Research and Development Officer and the technology research and development activities originally conducted in Powerbridge Beijing are now conducted through the Beijing branch of Powerbridge Zhuhai. Powerbridge Beijing was deregistered on October 25, 2018.

On August 7, 2018, the former shareholders transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge. After the reorganization, Powerbridge owns 100% equity interests of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge as in Powerbridge Zhuhai prior to the reorganization.

Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

   Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition, provision for contingent liabilities, and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operates. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, salaries and benefits payables, and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2018 and 2017, cash balances were $4,348,635 and $2,958,674. The Company maintains bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash mainly represents security deposits as required by certain customers on the Company’s projects. The deposits in restricted bank accounts cannot be withdrawn until the Company completes the related projects. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements. As of December 31, 2018 and 2017, the restricted cash balance related to security deposits required by customers was $92,636 and $97,876, respectively. In addition, restricted cash also consists of cash equivalents of $467,806 and $109,083 used as collateral to secure short-term bank notes payable (Note 7) and bank borrowings (Note 8), respectively. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The bank notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, the related restricted cash is classified as a current asset.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, the Company adopted this guidance on a retrospective basis and have applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2016.

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Past-due balances over 90 days are reviewed individually for collectability. In evaluating the collectability of individual accounts receivable balances, the Company considers several factors, including the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed within one year are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.

Prepayments, deposits and other assets, net

Prepayment, deposit and other assets, net, primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees and loan receivables from business partners. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment, net, mainly comprise furniture and furniture, vehicles, computer and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net - continued

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	3-10 years
Automobiles	5-8 years
Capitalized development costs	5 years
Computer equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income and comprehensive income.

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software.” ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended December 31, 2018, 2017 and 2016, the Company recognized nil impairment for the long-lived assets.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company derives its revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services.

The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery of goods and services have occurred, the sales price is fixed or determinable, and collectability is reasonably assured. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis.

Multiple Deliverable Arrangements

The Company generally enters into arrangements with multiple deliverables for customized application development services contracts. If the deliverables have standalone value at contract inception, the Company accounts for each deliverable separately. The Company determines application development service, PCS or specific service, if applicable, as separated deliverables in the fixed-fee application development service contract. The Company allocates contract revenue to the identified separate units based on their relative selling prices. In accordance with ASC 605-25-30, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”. The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. The Company has not established VSOE for application development service and PCS due to lack of pricing consistency and variety of different service provided. In addition, the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its BESP of application development services, hardware, consulting and technical support services and subscription services, if applicable, as the basis of revenue allocation. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the size and volume of the transactions, the geographic area where services are sold, historical standalone sales and contract prices.

Revenue allocated to customized application development services is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total cost to date bears to the total expected costs. The Company considers labor costs and related material costs for the input measurement as the best available indicator of the progress, pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the labor costs and related material costs expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of labor costs and related material costs incurred to date relative to total estimated labor costs and related material costs at completion. Estimated contract costs are based on the budgeted labor costs and related material costs, which are updated based on the progress toward completion on a monthly basis.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. Since sale of equipment can be distinguished, and is separately identifiable from other promises in the contract and it is distinct within the context of the contract, the sale of equipment is considered a separate unit of accounting. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. The fixed-priced application development contracts provide customers with rights to specified PCS or to unspecified PCS that is if and when available.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training. Revenue allocated to specified PCS or other services is recognized as the related services are rendered. Revenue allocated to unspecified PCS component is deferred and recognized on a straight-line basis over the PCS period.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Revenue is recognized on a straight-line basis as earned over the terms of the respective contracts, which is typically 12 to 24 months.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses by the customers. Revenue from subscription services is recognized in the period when services are occurred. Because our customers purchase the services on a periodic basis and do not have the right to take possession of the software, we consider these arrangements to be service contracts and are not within the scope of Industry Topic 985, Software.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 17% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Deferred revenue

Deferred revenue primarily consists of payments received from customers in relation to the service to be provided by the Company but for which not all of the revenue recognition criteria are met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met. Deferred revenue to be recognized in the succeeding 12 months period is included in the current deferred revenue with the remaining amounts included in noncurrent deferred revenue.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2018, 2017 and 2016. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Segment reporting

The Company’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2018 and December 31, 2017, the aggregate amount of cash and restricted cash of $5,006,037 and $2,905,965, respectively, were held at major financial institutions in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks - continued

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 1.7% in fiscal year 2017 and further depreciated by 5.7% in fiscal year 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

(c)	Significant customers

For the year ended December 31, 2018, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2017, two customers accounted for 17.2% and 13.1% of the Company’s total revenues. For the year ended December 31, 2016, three customers accounted for 16.0%, 12.2%, and 10.0% of the Company’s revenues. As of December 31, 2018, two customers accounted for 12.2% and 10.7% of the Company’s accounts receivable. As of December 31, 2017, four customers accounted for 18.7%, 15.9%, 13.5%, and 10.8% of the Company’s accounts receivable.

(d)	Significant suppliers

For the year ended December 31, 2018, three suppliers accounted for 12.9%, 11.2% and 10.3% of the Company’s total purchases. For the year ended December 31, 2017, two suppliers accounted for 16.6% and 12.1% of the Company’s total purchases. For the years ended December 31, 2016, two suppliers accounted for 20.8% and 10.0% of the Company’s total purchases. As of December 31, 2018, two suppliers accounted for 10.6% and 10.0% of the Company’s total accounts payable. As of December 31, 2017, four suppliers accounted for 23.0%, 16.9%, 13.4% and 11.4% of the Company’s prepayments; and one supplier accounted for 13.5% of the Company’s total accounts payable.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

In May 2014, August 2015, April 2016, May 2016 and December 2016, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers, ASU 2015-14 (ASC Topic 606) Revenue from Contracts with Customers, Deferral of the Effective Date, ASU 2016-10 (ASC Topic 606) Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing, ASU 2016-12 (ASC Topic 606) Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 (ASC Topic 606) Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. ASC Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard may be applied retrospectively to all prior periods presented, or retrospectively with a cumulative adjustment to retained earnings in the year of adoption (“modified retrospective transition approach”). As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC Topic 606 on January 1, 2019 using the modified retrospective transition method and has evaluated the impact of ASC 606 and has determined that the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC Topic 606, therefore, the impact of the adoption is immaterial on its consolidated financial statements and disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The Company intends to make this election. The amendments in these update are effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s consolidated financial position and results of operations for the Company’s leases, which primarily consist of operating leases for office space and equipment. Based on that assessment, the Company has established that the adoption of Topic 842 will result in the recognition of a significant increase to the balance sheet for right-of-use assets and lease liabilities based on the present value of future minimum lease payments. Also, the impacts from the adoption of Topic 842 to the Company’s accumulated deficit and to consolidated results of operations are not expected to be material.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements - continued

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in ASU 2017-11 change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The adoption of ASU 2017-11 which will become effective for annual periods beginning after December 15, 2018 and for interim periods within those annual periods. The Company does not expect that the adoption of this guidance will have a material impact on its audited consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820):  Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”).  The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement.  In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its audited consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31
	2018	2017

Accounts receivable	$15,871,970	$13,107,350
Less: Allowance for doubtful accounts	(392,533)	(36,285)
Total accounts receivable, net	$15,479,437	$13,071,065

Unbilled accounts receivable included in accounts receivable above amounted to $10,929,884 and $8,533,199 as of December 31, 2018 and 2017, respectively. The unbilled accounts receivables as of December 31, 2018 are expected to be billed within one year and collected over one year. The billed accounts receivable are expected to be collected within one year.

As of April 26, 2019, approximately $2.4 million (or 15.4%) of total accounts receivable as of December 31, 2018 was collected. It represented 28.9% of billed accounts receivable balance and 8.0% of unbilled accounts receivable balance as of December 31, 2018 were subsequently collected, respectively.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2018	2017	2016

Beginning balance	$36,285	$15,083	$8,068
Provision for doubtful accounts	372,635	19,440	7,883
Foreign currency translation adjustments	(16,387)	1,762	(868)
Ending balance	$392,533	$36,285	$15,083

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2018	2017

Advances to suppliers	$138,464	$310,808
Security deposits *	857,676	624,093
Advances to employees	248,191	262,682
Prepaid expense	222,862	12,772
Loan to others **	47,997	908,453
Deferred offering cost	400,640	-
Others	109,721	100,777
	2,025,551	2,219,585
Less: Long term portion	(865,498)	(624,093)
Allowance for doubtful accounts	(14,047)	(19,422)
Prepayments, deposits and other assets – current portion	$1,146,006	$1,576,070

*	Security deposits represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

**	The Company had unsecured, non-interest-bearing loan receivables from various vendors. The maturity of these loans are generally within one or two years.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2018	2017	2016

Beginning balance	$19,422	$10,648	$-
(Recovery) provision for doubtful accounts	(4,510)	7,760	11,129
Foreign currency translation adjustments	(865)	1,014	(481)
Ending balance	$14,047	$19,422	$10,648

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,
	2018	2017

Computer equipment	$320,406	$218,918
Office equipment, fixtures and furniture	2,077,831	2,053,556
Capitalized development cost	3,307,285	1,657,689
Automobiles	129,301	58,828
Subtotal	5,834,823	3,988,991
Less: accumulated depreciation and amortization	(1,127,711)	(556,422)
Total	$4,707,112	$3,432,569

Depreciation and amortization expense for the years ended December 31, 2018, 2017 and 2016 amounted to $272,458, $126,580 and $85,640, respectively.

The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions for internal use incurred during the application development stage. The amortization expense for the years ended December 31, 2018, 2017 and 2016 totaled $370,807, $186,974 and $48,746, respectively.

The estimated amortization of capitalized development cost is as follows:

Twelve months ending December 31,	Estimated amortization expense
2019	$642,124
2020	661,457
2021	614,351
2022	477,683
2023	324,356
Total	$2,719,971

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Related party balances and transactions

Related party transactions and balances

a.	Due from related party:

From time to time, the Company advances funds to Mr. Ban Lor, Chairman and CEO of the Company, for business purposes. The advance is short term in nature. The balance due from Mr. Ban Lor was $102,567 as of December 31, 2018. The advances were fully repaid in April 2019.

For the year ended December 31, 2018, the Company loaned $51,516 to a related party controlled by Mr. Ban Lor’s family. The loan is due in September 2019 with annual interest rate of 5.35%. Subsequently, the loan balance was fully repaid by Mr. Ban Lor in March 2019.

The Company advances funds to Mr. Stewart Lor, CFO of the Company, for business purposes. The advance is short term in nature. The balance due from Mr. Stewart Lor was $3,073 as of December 31, 2017. The advances were fully repaid in August 2018.

b.	Due to related party:

Due to related party mainly represents the unpaid wages and other benefit to Mr. Ban Lor, Chairman and CEO of the Company. The balance due to Mr. Ban Lor was Nil and $615,481 as of December 31, 2018 and December 31, 2017, respectively, which is non-interest bearing, non-collateralized and due on demand.

Note 7 — Notes payable

The Company’s notes payable consisted of the following:

	December 31, 2018	December 31, 2017

Bank notes payable from Bank of Communication	$467,806	$-

Certain suppliers request the Group to pay by means of bank note so as to ensure they can receive payments on time. Bank notes payable represent short-term notes payable issued by banks to the Company’s suppliers. Upon maturity of the notes, the suppliers receive the face amount of the notes from banks and the Company pays the same amount plus a bank charge of approximately 0.05% to 0.10% of the face amount to the Bank. The Company was also required to deposit of $467,806 as restricted cash to guarantee this bank notes. The bank notes payable was fully repaid upon maturity in March 2019.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Bank loan

Outstanding balance of short-term bank loan consisted of the following:

	December 31, 2018	December 31, 2017

Loan from China Construction Bank	$218,166	$230,507
Loan from Bank of Communication	290,888	-
Loan from Bank of China	727,220	-
Loan from Dongguan Bank	290,888	-
	$1,527,162	$230,507

The loan from China Construction Bank of $230,507 outstanding as of December 31, 2017 with annual interest rate of 6.3% was fully repaid upon maturity in January 2018. On March 2, 2018, Powerbridge Zhuhai entered into a loan agreement with China Construction Bank to obtain a loan of $218,166 for a term of one year and at a fixed annual interest rate of 7.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid upon maturity on March 4, 2019.

On October 8, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 5.4%. The bank loan was guaranteed by Mr. Ban Lor and his family.

On December 7, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $727,220 for a term of one year and at a fixed annual interest rate of 5.2%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $109,083 as of December 31, 2018.

On December 3, 2018, Powerbridge Zhuhai entered into a loan agreement with Dongguan Bank to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 7.0%. The bank loan was guaranteed by a third party guarantee company and Mr. Ban Lor and his family. In addition, the Company’s account receivable in the amount of $847,696 was pledged to the third party guarantee Company to support the guarantee. From January 28, 2019 to the end of April, 2019, the Company repaid $58,178 in aggregate.

For the years ended December 31, 2018, 2017 and 2016, interest expense was $19,385, $13,111 and $3,665, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Taxes

(a)	Income tax

Cayman Islands

Powerbridge was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Company’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2017, which reduced its statutory income tax rate to 15%. In 2017, Powerbridge Zhuhai obtained the PRC Software Association’s “Key Software Enterprise” status and further reduced its income tax rate to 10%.

The impact of the tax holidays noted above decreased income taxes by $174,774, $655,889 and $339,036 for the fiscal year 2018, 2017 and 2016, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.03, $0.09 and $0.05 for the years ended December 31, 2018, 2017 and 2016, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2018	2017	2016

Current	113,088	406,975	543,914
Deferred	(69,898)	27,907	(7,527)
Total provision for income taxes	$43,190	$434,882	$536,387

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Taxes (continued)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2018	2017	2016

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	(9.9)%	(15.0)%	(10.0)%
R&D credits	(12.7)%	(2.0)%	(1.8)%
Permanent difference and others	0.3%	2.0%	0.2%
Effective tax rate	$2.7%	$10.0%	$13.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2018	2017

Deferred tax assets:
Provision for doubtful accounts	$37,042	$5,571
Depreciation and amortization	50,374	15,800
Total deferred tax assets	$87,416	$21,371

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at December 31, 2018 and 2017.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Taxes (continued)

(b)	Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 6% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Company’s technology development business is exempted from VAT. Tax savings resulted from the VAT exemption amounted to $233,345, $540,149 and $272,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

(c)	Tax payable

Taxes payable consists of the following:

	As of December 31,
	2018	2017

Income taxes payable	$642,215	$864,807
VAT and other tax payable	225,395	388,438
Totals	$867,610	$1,253,245

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018 and 2017. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2018.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Equity

Ordinary Shares

Powerbridge was established under the laws of Cayman Islands on July 27, 2018. The original authorized number of Ordinary Shares was 500,000,000 share with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 10-1. After the reverse stock split, the Company’s authorized number of Ordinary Shares became 50,000,000 shares with par value of $0.001 per share and 11,508,747 shares were issued on August 27, 2018 at par value to the original shareholders of Powerbridge Zhuhai, the equivalent to share capital of $11,509. On February 10, 2019, the board of directors further approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 30,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding accordingly. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (“Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,035,787 shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’ completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions.

 The Company believes the options contain an explicit service condition and a performance condition. Under ASC 718-10-55-76, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an initial public offering generally is not considered to be probable until the initial public offering is effective, no compensation cost will be recognized until the initial public offering occurs.

The Company has elected to recognize stock based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date. Upon successful completion of a Qualified IPO on April 4, 2019, the Company will recognize stock based compensation for the portion of the requisite service that has been rendered as of that date for the portion for the period from August 2018 to the date of the Completion of Qualified IPO. On April 4, 2019, the Board approved to issue 1,050,500 stock options under 2018 stock option plan.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Equity (continued)

Additional paid-in capital

As of December 31, 2018 and 2017, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

Statutory reserve

Under PRC law, the Company’s subsidiary located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

Powerbridge Zhuhai’s registered capital was $5,516,719 and Powerbridge Beijing’s registered capital was $1,510,620. Both Powerbridge Zhuhai and Powerbridge Beijing had accumulated deficits for the years ended December 31, 2018 and 2017, as a result, the statutory reserve balances were Nil as of December 31, 2018 and 2017.

Note 11 — Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The two leases are expiring through 2020. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2018 are as follow:

Twelve months ending December 31,	Minimum lease payment
2019	$176,204
2020	58,741
2021	51,407
Total	$286,352

Rent expense for the years ended December 31, 2018, 2017 and 2016 were $331,904, $183,998 and $171,572, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Segment reporting

For the years ended December 31, 2018 and 2017, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended
	December 31,
	2018	2017	2016
REVENUES:
Application development services*	$20,037,861	$19,362,813	$19,133,676
Consulting and technical support services	2,390,948	1,418,110	1,095,457
Subscription services	723,458	847,631	945,668
Total revenues	$23,152,267	$21,628,554	$21,174,801

*	For the year ended December 31, 2018, in some application development service arrangements, the Company sold certain IT equipment on standalone basis prior to the delivery of the services. Such revenue of $8,069,594 was included in the application development service revenue for year ended December 31, 2018.

Note 13 — Subsequent events

On February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $436,332 for a term of one year and at a fixed annual interest rate of 4.8%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $65,450.

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 1,750,000 Ordinary Shares at a price of $5.00 per share. The gross proceeds from IPO was approximately $8.8 million. Immediately following the consummation of the IPO, there were an aggregate of 8,655,248 Ordinary Shares issued and outstanding. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

On April 17, 2019, the Company obtained a line of credit in the maximum amount of $1,454,440 from Bank of Communication for working capital purpose. The line of credit is available for the period from April 17, 2019 to April 8, 2020. The interest and payment term will be determined at each individual withdraw. On April 19, 2019, the Company withdrew $647,338 from the line of credit with interest rate of 5.04% and due on April 18, 2020.