Form 20-F
period 2019-12-31
Powerbridge Technologies Co., Ltd.
filed 2020-06-24
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

As of December 31, 2019, the issuer had 8,967,748 shares outstanding.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

i

RELIANCE ON SEC ORDER

Powerbridge Technologies Co., Ltd., or the Company, is filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, or the 2019 Annual Report, pursuant to the Securities and Exchange Commission’s, or SEC, order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 4, 2020 (Release No. 34-88318), which was modified and superseded by a new SEC order (Release No. 34-88465) on March 25, 2020 (the “Order”). The Order provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak.

As set forth in the Company’s Form 6-K furnished to the SEC on April 28, 2020, the Company was unable to file the 2019 Annual Report within the prescribed time period because, as a result of the outbreak of the COVID-19, the Company was unable to mobilize fully the internal personnel necessary to complete the disclosures in its 2019 Annual Report. Zhuhai, Beijing, Wuhan, Changsha, Nanning, and Hangzhou, China, where the Company’s corporate headquarter and operations are currently located, were both adversely affected by COVID-19. The Company followed the recommendations of local health authorities to minimize exposure risk for its staff during the outbreak in China, including the temporary suspension of its business activities and having staff work remotely, and, as a result, the 2019 Annual Report was not completed by the initial filing deadline, due to insufficient time to complete its financial data and facilitate the internal and external review process.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, and its subsidiaries and affiliated companies.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	“Controlling Shareholders” refers collectively to Ban Lor and Stewart Lor.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” is to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Technologies Co., Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Zhuhai Powerbridge Technology Co., Ltd., a PRC company.

●	“Powerbridge Beijing” refers to Beijing Powerbridge Technology Co., Ltd., a PRC company.

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

●	“R&D” refers to research and development.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Ordinary Shares, par value $0.00166667 per share.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“IPO” or “Offering” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019 and 2018.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.9618 to USD1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2019 and 2018, and balance sheet data as of December 31, 2019 and 2018, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2019 and 2018, respectively.

Selected Consolidated Statement of Income and Comprehensive Income

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

	For the Years Ended
	December 31,
	2019	2018	2017
Revenues	20,095,058	23,152,267	21,628,554
Cost of revenues	14,030,347	15,318,661	13,539,829
Gross profit	6,064,711	7,833,606	8,088,725

Operating expenses:
Sales and marketing	3,562,425	2,144,588	1,614,237
General and administrative	5,945,576	2,316,058	1,435,701
Provision for doubtful accounts	3,293,600	368,125	27,200
Research and development	2,163,658	1,992,228	1,151,985
Share based compensation	2,351,890	-	-
Total operating expenses	17,317,149	6,820,999	4,229,123
Operating (loss) income from operations	(11,252,438)	1,012,607	3,859,602
Other income	252,109	584,209	553,475
(Loss) income before income taxes	(11,000,329)	1,596,816	4,413,077
Provision (benefits) for income taxes	(213,347)	43,190	434,882
Net (loss) income	(10,786,982)	1,553,626	3,978,195
Less: (Loss) income attributable to non-controlling interests	(145)	7,336	(6,671)
Net (loss) income attributable to Powerbridge’s shareholders	(10,786,837)	1,546,290	3,984,866
Comprehensive (loss) income	(10,888,839)	1,214,388	4,199,327

Basic (loss) earnings per common share*	$(1.29)	$0.22	$0.58

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2018.

	As of December 31,
	2019	2018
Cash	$5,699,106	$4,348,635
Total Current Assets	$23,047,816	$22,107,482
Total Assets	$30,680,964	$27,767,508
Total Liabilities	$24,769,917	$21,341,628
Total Powerbridge’s Shareholders’ Equity	$5,911,062	$6,425,880
Non-controlling Interests	$(15)	$-
Total Shareholders’ Equity	$5,911,047	$6,425,880
Total Liabilities and Shareholders’ Equity	$30,680,964	$27,767,508

Exchange Rate Information

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On June 5, 2020, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.0808 to $1.00.

	Spot Exchange Rate
	Period Ended	Average	Low	High
Period	(RMB per US$1.00)
2017	6.5063	6.7569	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
2019	6.9618	6.9014	6.6912	7.1543
2020
January	6.9161	6.9184	6.8589	6.9749
February	6.9906	6.9967	6.9650	7.0286
March	7.0808	7.0205	6.9244	7.1099
April	7.0622	7.0708	7.0341	7.0989
May	7.1348	7.1016	7.0622	7.1681
June 1, 2020 to June 5, 2020	7.0808	7.1051	7.0808	7.1263

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm.

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

Risks Related to Our Business

The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Zhuhai, China with operation offices located in Beijing, Wuhan, Changsha, Nanning and Hangzhou, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the local government imposed travel restrictions and quarantines order to help control the spread of COVID-19. Since May, 2020, the situation in China has appeared to be on a path of slow recovery from the impact. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease

The Company primarily engages in providing software application and technology solutions and services to corporate and government customers primarily located in China. Our customers are corporate and government organizations engaged in global trade, including import and export companies, manufacturers and logistics providers engaged in international trade, as well as customs, ports, terminals, and other government agencies that oversee the flow of goods and services across borders. The global outbreak of COVID -19 has significantly adversely impacted our business operations. In late January 2020, the Zhuhai government released a stop order on all activities that involved public gatherings and movement restrictions. As a result, we were forced to postpone most of our in-person business meetings. Although we were able to communicate with customers from home to provide software and cloud services, we failed to stick to the original timelines of certain on-premise projects due to strict movement restrictions. We also experienced a slowdown in our regular business activities, as a result of remote working requirements and travel restrictions. Given that the outbreak has been gradually controlled in China, all of the Company’s offices have started to resume their business. However, a recent spike in confirmed cases in Beijing could start a new outbreak as authorities say there have been several new cases in early June, all of which are connected to the Xinfadi market, Beijing’s largest wholesale food market. Beijing has gone into a "wartime" mode on a district level, with local neighborhoods instituting 24-hour security checkpoints and closing schools. As a result, we canceled all our in-person business meetings in Beijing. Our business was and has continued being adversely impacted by the outbreak of COVID-19.

The continued spread of COVID-19 globally could further adversely impact the Company’s operations and could have an adverse impact on the Company’s business and financial results.

Economic uncertainties or downturns could materially adversely affect our business.

Current or future economic uncertainties or downturns, including those caused by the ongoing COVID-19 outbreak (as discussed above), could adversely affect our business and operating results. Negative conditions in the general economy both in the China and abroad, including conditions resulting from changes in gross domestic product growth, the continued sovereign debt crisis, financial and credit market fluctuations, political deadlock, natural catastrophes, pandemics, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including corporate spending on business intelligence software in general and negatively affect the rate of growth of our business.

General worldwide economic conditions may experience significant downturns and may be unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause customers to reevaluate their decisions to subscribe to our platform, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times customers may tighten their budgets and face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

For example, the rapid spread of coronavirus globally in early 2020 has resulted in travel restrictions and in some cases, prohibitions of non-essential travel, disruption and shutdown of businesses and greater uncertainty in global financial markets. Health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our products or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus. Any prolonged contractions in the industries in which our customers or partners operate could materially and adversely impact our business, results of operations and financial condition.

To the extent subscriptions to our system solutions are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our system solutions.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition and cash flows could be adversely affected.

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

We have optimized our operations in fiscal 2019 for the anticipated growth. The number of our total employees decreased from 329 in December 2018 to 287 in December 2019. As of the date of this Annual Report, we have 248 full-time employees. We maintain six branches, of which are located in China (Beijing, Changsha, Wuhan, Nanning, Hangzhou and Jiujiang) to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

We have an extended selling cycle for certain of our software applications and technology services, which requires significant investment of capital, human resources and time by both our customers and us. Before committing to use our services, potential customers require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our customers’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes. Implementing our services, particularly for our application development services also involves a significant commitment of resources over an extended period of time ranging from three months to three years from both our customers and us. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting the Company’s selling cycle. As a result, we may have a longer selling cycle and delay in business meetings, which could materially and adversely affect our business and our financials. Our customers may experience delays in obtaining internal approvals or delays associated with our services, thereby further delaying the implementation process. Our current and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2019, two customers accounted for 21.8% and 10.7% of the Company’s total revenues. For the year ended December 31, 2018, no customer accounted for more than 10% of the Company’s total revenues.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2019 and 2018, our accounts receivable balance, net of allowance, amounted to approximately $11.4 million and $15.5 million, respectively. As of December 31, 2019, no customers accounted for more than 10% of our accounts receivable. As of December 31, 2018, two customers accounted for 12.2% and 10.7% of the Company’s accounts receivable. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. The COVID-19 pandemic created significant economic uncertainty and volatility in the credit and capital markets since December 2019. Many of customers have delayed their payments to the Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year and slow collection progress in the first half of 2020. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

The market for BaaS services is new and less mature than traditional on-premises software applications, and the adoption rate for BaaS services may be slower among customers with business practices requiring highly customizable application software. Our success with BaaS services will depend to a substantial extent on the widespread adoption of BaaS services in general, but we cannot be certain that the trend of adoption of BaaS services will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating traditional software into their businesses over time, and some may be reluctant or unwilling to migrate to BaaS. It is difficult to predict customer adoption rates and demand for our BaaS services, the future growth rate and size of the BaaS services market or the entry of competitive applications. The expansion of the BaaS services market depends on a number of factors, including the cost, performance and perceived value associated with BaaS. Our current cost for BaaS’s research and development is approximately $500,000 per annum. If BaaS services do not continue to achieve market acceptance, or there is a reduction in demand for BaaS services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and services or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

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

We believe that our culture has been and will continue to be a key contributor to our success. Since December 31, 2019, we have decreased the size of our workforce to 248 employees, and we expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2020. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm and due to a transition period established by rules of the SEC for newly public companies, we are not required to include a report of management’s assessment regarding internal control over financial reporting in this annual report. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the years ended December 31, 2019 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2019. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Prior to the completion of the IPO, our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. On May 10, 2019, the Company closed on the exercise in full of the over-allotment option to purchase an additional 262,500 Ordinary Shares of the Company by the underwriters of the IPO. After the exercise of the over-allotment option, we continue to be a “controlled company.”  Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

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

Our comprehensive and robust solutions and services include Powerbridge System Solutions and Powerbridge SaaS Services with more than 40 solutions and services deployable on premise and in the cloud.   Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

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

We have begun offering our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) with designated use case for limited government customer in June 2019 and we have not generated any revenue from it.   We continue developing our BaaS Services for market commercialization. Blockchain technology is emerging as a major disruptive force across many industries including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service  includes Compliance Blockchain Services and Supply Chain Blockchain Services.

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms include Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform became available in June 2019.

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

Our BaaS services are built on top of our Powerbridge Blockchain Platform that is designed to allow the customs agency to increase the effectiveness of risk assessments and interventions in monitoring and controlling the flow of goods, documents, and vendors for cross border trade events and transactions, with an enhanced level of regulatory information transparency and synchronization among customs agencies and other government authorities.

We intend to continue leveraging our industry expertise and product knowledge with the best use of emerging and disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 78.2% and 86.5% of total revenue in fiscal 2019 and 2018, respectively. Revenue from consulting and technical support services represented 16.5% and 10.3% of total revenue in fiscal 2019 and 2018, respectively. Revenue from subscription services represented 5.3% and 3.1% of total revenue in fiscal 2019 and 2018, respectively. For the fiscal years ending December 31, 2019 and 2018, our revenues were US$20.1 and US$23.2 million, respectively.

Our corporate and government customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. During the fiscal year ended December 31, 2019, we generated revenue from a total of 488   customers, of which 312 are international trade businesses and manufacturers, 29 are government agencies and authorities, and 147 are logistics and other service providers. During the fiscal year ended December 31, 2018, we generated revenue from a total of 589 customers, of which 104 are international trade businesses and manufacturers, 30 are government agencies and authorities, and 455 are logistics and other service providers.

As of the date of this Annual Report, we had a total of 248 full-time employees, of which 118 are in research and development, 42 are in sales and marketing, 54 are in technical and customer services, and 34 are in general administration.

Recent Development

Resignation of Chief Strategy Officer

On July 31, 2019, Mr. Nanfang Li  resigned from his position as the Chief Strategy Officer of the Company effective immediately. Mr. Li’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. Mr. Li remains engaged as an advisor to the Company to help expand its markets as well as to identify and develop strategic partners for a period of one year from August 1, 2019 to August 1, 2020 and be compensated with a monthly fee of RMB20,000 (approximately $2,837).

Appointment of Co-CEO and Co-Chairman of the Board and Change of President of the Company

On October 24, 2019, the Board the Company appointed Mr. Stewart Lor as the co-Chairman of the Board, the co-Chief Executive Officer, and the President of the Company, effective immediately. On the same day, Mr. Ban Lor resigned from his position as the President of the Company, effective immediately. Mr. Ban Lor’s resignation from such position was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices and he will continue with the Company as co-CEO and co-Chairman.

Mr. Stewart Lor, age 56, is the co-founder of the Company and serves on Board and as the Company’s Chief Financial Officer since August 2018. Previously, he served on the Board and as the Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook.

Except for Mr. Stewart Lor’s sibling relationship with Mr. Ben Lor, the co-Chief Executive Officer and co-Chairman of the Board of the Company, there are no family relationships between any of the executive officers and directors of the Company. Mr. Lor has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Notwithstanding with Mr. Stewart Lor’s appointment as the co-Chairman of the Board, the co-Chief Executive Officer, and the President of the Company, there has been no change to Mr. Stewart Lor’s existing employment agreement with the Company. Mr. Stewart Lor currently earns a salary of RMB1,600,000 (approximately USD$234,189) per year, subject to increases at the discretion of the Company.

The Company or Mr. Stewart Lor may terminate his employment by providing the other party with 3 months’ notice (or payment in lieu of notice). If his employment with the Company is terminated for any reason, the Company will pay to Mr. Stewart Lor any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under such employment agreement.

Appointment of Chief Marketing Officer

On March 27, 2020, the Board of the Company appointed Mr. Liping Shu as the Chief Marketing Officer of the Company, effective immediately.

Mr. Liping Shu, age 42, has been working at Zhuhai Powerbridge, the wholly-owned subsidiary of the Company, since April 2004. Mr. Su has been the Chief Marketing Officer of Zhuhai Powerbridge since March 2020 and the Executive Vice President of Zhuhai Powerbridge since March 2017. Before that, he served as the General Manager of Business Department for Zhuhai Powerbridge from October 2006 to March 2017. From April 2004 to October 2006, Mr. Shu worked as the Manager of Marketing Development Department for Zhuhai Powerbridge. Mr. Shu holds a bachelor degree in E-commerce from University of Zhejiang and an Executive Master of Business Administration from University of Hunan.

Mr. Liping Shu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Liping Shu has received an offer letter from the Company (the “Offer Letter”), which sets his annual compensation of US$76,000 with a target annual bonus equal to 60% of the base salary. The Offer Letter also grants Mr. Shu an option, to be issued under the Company’s 2018 Incentive Plan, to purchase an aggregate of 68,000 ordinary shares of the Company at a price no less than the market price of the Company’s ordinary shares at issuance, subject to certain vesting schedule, and establishes other terms and conditions governing his service for the Company.

Establishment of New Subsidiaries

On June 21, 2019, the Company incorporated Wuhan Honggang Technology Co. Ltd. (“Wuhan Honggang”) in Hubei province under the law of the PRC. Wuhan Honggang is 60% owned by Powerbridge Zhuhai, one of the wholly owned subsidiaries of the Company, and 40% owned by a third party. Wuhan Honggang is engaged in application development service and Internet of Things (“IOT”) system developments.

On June 28, 2019, Powerbridge Zhuhai entered into a joint venture agreement (the “JV Agreement”) with Guangdong Guangrui Network Technology Co., Ltd. (“Gaungrui”) to form the joint venture through a newly-formed corporation named Shantou Hongrui Information Technology Co., Ltd. (“Hongrui”) to undertake exploration for technology information services in the area of Shantou and Guangdong. Powerbridge Zhuhai and Guangrui each initially owned 51% and 49% equity interest in Hongrui. On July 1, 2019, Powerbridge Zhuhai, Guangrui, and Haoqing Su entered into a supplemental agreement to the JV Agreement for equity interest alternation, pursuant to which Hongrui was 51% owned by Powerbridge Zhuhai, 43% owned by Guangrui, and 6% owned by Qaoqing Su. On August 19, 2019, Hongrui was established in Guangdong province under the law of the PRC. On January 14, 2020, Haoqing Su entered into certain share transfer agreements with Xiaoyu Liu and Hengqin Baisheng Investment Partnership (General Partnership) (“Hengqin”), pursuant to each of which, Haoqing Su agreed to transfer 3% equity interest of Hongrui for RMB 150,000. On the same day, Guangrui entered into a certain share transfer agreement with Xiaoyu Liu to transfer 18% equity interest of Hongrui for RMB 900,000. As a result of the share transfer agreements, Hongrui was 51% owned by Powerbridge Zhuhai, 25% owned by Guangrui, 3% owned by Hengqin, and 21% owned by Xiaoyu Liu. On May 21, 2020, Powerbridge Zhuhai, Guangrui, Hengqin, and Xiaoyu Liu entered into another supplemental agreement to the JV Agreement for equity interest alternation, pursuant to which Hongrui is currently 38% owned by Powerbridge Zhuhai, 35% owned by Guangrui, 15% owned by Hengqin, and 12% owned by Xiaoyu Liu. Shantou Hongrui is engaged in IT system development and integration service.

On September 2, 2019, Powerbridge Zhuhai, one of the wholly owned subsidiaries of the Company, together with two unrelated entities, incorporated Chongqing Powerbridge Zhixin Technology Co., Ltd (“Chongqing Powerbridge”) with Powerbridge Zhuhai holding 45% equity interest in Chongqing Powerbridge. By the date of this report, Chongqing Powerbridge has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business. Chongqing Powerbridge is engaged in IT system development and technical consulting service.

On September 29, 2019, Powerbridge Zhuhai, one of the wholly owned subsidiaries of the Company, incorporated Ningbo Powerbridge Pet Products E-commerce Co. Ltd. (“Ningbo Powerbridge”) in Zhejiang province under the law of the PRC. Ningbo Powerbridge is 60% owned by the Powerbridge Zhuhai and 40% owned by two unrelated entities. Ningbo Powerbridge is engaged in development of e-commerce systems for pet industry.

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world, which has caused significant volatility in the PRC and international markets. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting production, creating supply chain and market disruption. The Company has experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position.

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

As of the date of this Annual Report, Powerbridge Zhuhai has six branch offices located in Beijing, Changsha, Wuhan, Nanning, Hangzhou and Jiujiang in China.

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

The Initial Public Offering

On April 4, 2019, the Company completed its initial public offering of 1,750,000 Ordinary Shares, $0.00166667 par value per share. The Ordinary Shares were sold at an offering price of $5.00 per share, generating gross proceeds of approximately $8.75 million, and net proceeds of approximately $7.8 million. The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 122,500 Ordinary Shares. Each five-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $5.50 per share and is not be exercisable for a period of 180 days from March 28, 2019. Our Ordinary Shares began trading on the NASDAQ Capital Market on April 2, 2019 under the ticker symbol “PBTS”.

On May 10, 2019, the Company closed on the exercise in full of the over-allotment option to purchase an additional 262,500 Ordinary Shares of the Company by Maxim Group LLC and The Benchmark Company, LLC, the representatives of the underwriters in connection with and the joint book running managers of the Company’s IPO (“Underwriters”), at the IPO price of $5.00 per share. As a result, the Company has raised gross proceeds of approximately $1.31 million, in addition to the IPO gross proceeds of $8.75 million, or combined gross proceeds in this IPO of approximately $10.06 million, before underwriting discounts and commissions and offering expenses.

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

Our comprehensive and robust solutions and services include Powerbridge System Solutions and Powerbridge SaaS Services with more than 40 solutions and services deployable on premise and in the cloud. Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

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

We began offering our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) with designated use case for limited government customer in June 2019 and have not generated revenue from it yet. We continue developing our BaaS Services for market commercialization. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service includes Compliance Blockchain Services and Supply Chain Blockchain Services.

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open source infrastructure technologies. Our technology platforms include Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform has started to be available in June 2019.

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

Our BaaS services are built on top of our Powerbridge Blockchain Platform that is designed to allow the customs agency to increase the effectiveness of risk assessments and interventions in monitoring and controlling the flow of goods, documents, and vendors for cross border trade events and transactions, with an enhanced level of regulatory information transparency and synchronization among customs agencies and other government authorities.

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

Industry Background

China’s Global Trade is Growing Driven by the Belt & Road Initiative

According to China Customs, China’s import and export or global trade volume continues to grow at a rapid pace. China’s global trade volume was US$4.57 trillion (approximately RMB31.5427.79 trillion) in 2019, representing an increase of 3.4% over 20181.

According to Media Research, China cross-border eCommerce market size is up to 10.8 trillion in 2019, increased in 2019 from 2018 by 18.68%, and expect to reach 12.7 trillion in 20202.

The B&R is a China-based initiative to increase cooperation and development with partnering countries for unimpeded trade, facility connectivity and financial integration as well as other bilateral exchanges. Since its inception in 2015, more than 70 countries around the world have joined the B&R. According to China Customs, import and export volume with the B&R countries which includes substantially all of Asian and Eastern European countries as well as several African and Latin American countries3, was US$1.324 trillion (approximately RMB9.27 trillion) in 2019 with an increase of 10.8% over 2018, direct investment by Chinese organizations in the B&R countries was US$15.04 billion in 20194, and the total infrastructure and other project contracts amounted to US$154.9 billion in 20195.  The B&R trade and direct investment are expected to grow at an even faster pace in the next few years.

As a continuing effort to support global trade and the B&R, the Chinese government has introduced and implemented a series of significant policies and initiatives to further enhance the business and operations environments, as evidenced in the massive development of trade related infrastructures in recent years in China. According to China Customs, there are currently a total of 18 free trade zones6 and 151 regulated trade zones such as bonded trade zones around the country with more in development7.  These trade zones have driven and contributed significantly to the growth of imports and exports as well as B&R trade volumes. In addition, as of May 2020, China has signed B&R cooperation agreements with 138 countries and collectively developed more than 2,000 cooperative projects, providing thousands of jobs in these countries.

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

[1]	General Administration of Customs of the People’s Republic of China, http://www.customs.gov.cn/customs/302249/302274/302275/2833869/index. January 14, 2020, Press Conference of General Administration of Customs on Import and Export in 2017
[2]	https://bg.qianzhan.com/trends/detail/506/200410-ede90186.html
[3]	https://www.yidaiyilu.gov.cn/wcm.files/upload/CMSydylgw/201805/201805080457024.pdf
[4]	http://fangtan.customs.gov.cn/tabid/539/InterviewID/119/Default.aspx
[5]	http://www.mofcom.gov.cn/article/tongjiziliao/dgzz/201801/20180102699459.shtml
[6]	http://finance.sina.com.cn/china/2019-08-27/doc-ihytcitn2159462.shtml
[7]	http://zms.customs.gov.cn/zms/hgtsjgqy0/hgtsjgqyndqk/3041468/index.html
[8]	https://henan.china.com/caijing/cj/2020/0525/253077828.html

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

We intend to address the subsets of three technology markets: the traditional enterprise software market in China which we have been servicing since our inception, the SaaS application market in China which we began servicing in 2016, and the blockchain applications market for which we have begun to implemented the BaaS services with designated use since June 2019.

According to Techvio, an industry research and consulting firm with offices located around the world, the market size in global trade management software of 2019 is $334.5 million and is expected to grow to $416.23 million in 2024.9

According to the market report entitled “Blockchain Technology Market Size By Providers (Infrastructure Provider, Application Provider, Operators), By Application (Smart Contract, Payment & Wallet, Digital Identity, Exchange, Compliance & Risk Management), By End-use (BFSI, Government, Healthcare, IT Service, Media & Entertainment, Transportation & Logistics) Industry Analysis Report, Regional Outlook, Growth Potential, Competitive Market Share & Forecast, 2019 – 2025” published in November 2019, blockchain technology market size surpassed USD 488 million in 2018 and is predicted to grow at more than 69% CAGR between 2019 and 202510.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Global Trade Software Application Pioneer. We introduced software applications for international trade companies when we launched our operations in 1997. Since our inception, we have continued to innovate by developing technologies that enable us to consistently and successfully deliver a series of solutions and services that address the evolving and changing needs of our customers.

[9]	https://www.technavio.com/talktous?report=IRTNTR22765&type=sample&rfs=epd&src=search

[10]	Blockchain Technology Market 2019-2025 | Global Report; Published Date: November 2019 | 259 Pages | Report ID: GMI2194 (From Global Market Insights) https://www.gminsights.com/industry-analysis/blockchain-technology-market

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, government agencies and authorities as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Product Portfolio. Our proven track record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to service a wider range of customers.

●	Mission-Critical System That is Difficult to Replace. Because our solutions and services address the mission-critical needs in global trade, our customers depend on our solutions and services for managing their regulatory compliance and trade logistics operations. Once deployed, our solutions and services become a mission-critical system that is often deeply entrenched into their core technology and operational infrastructures.

●	Extensive Experience for the Belt & Road. The B&R has catalyzed substantial development for improving regulatory compliance and trade logistics in China. We have been providing our solutions and services to help our customers achieve their objectives in this regard. Our extensive experience will enable us to efficiently expand into international markets which we intend to target as B&R accelerates in these markets[11].

●	Strong Brand Recognition and Industry Resources. We have built a trusted brand with a long history and a proven track record of delivering value to our customers. We believe our brand, reputation and scale as well as our extensive network of industry and government resources enable us to capture substantial growth potential as our corporate and government customers continue to grow and evolve.

●	Solid Foundation for Developing Blockchain Applications. Blockchain technology is promising for business but its adoption is challenging. It requires not only technology and product expertise but also the ability to integrate and bring all players to adapt and participate. We believe we are capable of utilizing blockchain for global trade by leveraging our strong domain knowledge, product expertise and industry resources.

●	Scalable Business Model with a Prudent Approach. Our solutions and services are highly adaptable, scalable and supported by our flexible technology infrastructures, enabling us to efficiently expand our customer base. In addition, we are taking a prudent approach by combining traditional technologies and disruptive technologies because we believe the adoption and transformation of new technologies will take considerable time and effort.

●	Experienced and Visionary Management Team. Our success is attributable to the deep industry expertise and proven track-record of our experienced management. We were founded twenty years ago with a vision to make global trade operations easier, and since then, we have successfully demonstrated our abilities. We believe our management’s strong execution capability is among the best in our industry.

[11]	Belt and Road Portal, https://eng.yidaiyilu.gov.cn

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Increase Revenue with Existing Customers. We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue by leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services; and solving more problems for them by providing new solutions and services.

●	Accelerate Research and Development. We used a portion of the proceeds from the IPO towards our research and development to accelerate the development of disruptive technology-enabled global trade software application and technology solutions and services. We believe disruptive technology-enabled applications such as SaaS and BaaS services will enable us to capture significant market share in China and abroad.

●	Expand Our Solution and Service Offerings. Global trade involves complex and cumbersome processes in trade operations, trade logistics and regulatory compliance with many players in the global trade ecosystem. Each player is operating in different settings and with different objectives. We plan to expand our offerings and focus on solutions and services that enable our customers to better connect and collaborate.

●	Increase Market Penetration. We plan to leverage our deep domain knowledge, industry experience and product expertise to increase our market penetration with a deeper market coverage and a broader geographical reach in China. We intend to continually strengthen our sales and marketing capabilities and build strategic partnerships with government and corporate organizations to further drive sales.

●	Expand into International Markets. China’s B&R has brought significant opportunities for Chinese organizations such as infrastructure builders and logistics service providers. We plan to expand into international markets by “piggybacking” on these organizations as they bring their products and services to the B&R countries. We believe this approach will mitigate risk, reduce cost and minimize time-to-market for entering new markets.

●	Pursue Strategic Acquisitions and Investments. We plan to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position.

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

We began offering our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) with designated use case for limited government customer in June 2019 and have not generated any revenue from it yet. We continue developing our BaaS Services for market commercialization. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service  includes Compliance Blockchain Services and Supply Chain Blockchain Services.

Our solutions and services are built from our multiple proprietary technology platforms: Powerbridge System Platform and Powerbridge SaaS Platform, which are designed for high-performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our corporate and government customers. Our Powerbridge BaaS Platform became available in June 2019.

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

Cross-Border eCommerce Cloud

Our Cross-Border eCommerce Cloud is being developed for cross-border eCommerce operators, logistics service providers and payment and settlement service providers for rapid and efficient handling of the import and export process for couriered consumer merchandise and products. Our services are aimed at addressed the unique and challenging logistics, compliance and settlement needs of our customers, allowing them to reduce workflow complexities, minimize processing time all the while increase customs clearance and overall productivity. Our services have currently been available for Zhuhai-Macao cross border trade only and we have been working to realize the commercialization of our cross-border eCommerce services.

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

Powerbridge BaaS Services

Overview of Powerbridge BaaS Services

We began offering our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) with designated use case for limited government customer in June 2019 and have not generated any revenue from it yet. We continue developing our BaaS Services for market commercialization. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service  includes Compliance Blockchain Services and Supply Chain Blockchain Services.

Our blockchain technology-enabled compliance applications and services are designed to allow the customs agency to increase the effectiveness of risk assessments and interventions in monitoring and controlling the flow of goods, documents, and vendors for cross border trade events and transactions, with an enhanced level of regulatory information transparency and synchronization among customs agencies and other government authorities.

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

We offer our cloud-based BaaS services through commercial cloud platform services that provide infrastructure as a service for servers, storage, networking and database. We currently plan to generate our revenue on a subscription basis with single use, group and enterprise editions and from professional service fees.

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

Our services are provided as consortium blockchain networks designed for all players in the global trade ecosystem including import and export businesses and manufacturers, logistics service providers, financial service providers, and government agencies and authorities with the following potential benefits to each group of players:

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

Our customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. During the fiscal year ended December 31, 2019, we generated revenue from a total of 488 customers, of which 312 are international trade businesses and manufacturers, 29 are government agencies and authorities, and 147 are logistics and other service providers.  During the fiscal year ended December 31, 2018, we generated revenue from a total of 589 customers, of which 104 are international trade businesses and manufacturers, 30 are government agencies and authorities, and 455 are logistics and other service providers.

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

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 248 full-time sales and marketing personnel respectively. During years fiscal 2019 and 2018, our sales and marketing expense were approximately $3.6 million and $2.1 million, respectively, representing 17.7% and 9.3% of our total revenues for fiscal years 2019 and 2018, respectively.

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

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 118 full-time R&D personnel. We incurred expenses of $2,163,658 and $1,992,228 in R&D in fiscal year 2019 and 2018, respectively.

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

We have 28 patent pending patents, 91 registered software copyrights, 9 registered trademarks, and 6 pending trademarks. In addition, we own five URL designations and domain names, including powerbridge.com, erp-china.com, pbtcloud.com, pbtyun.com, and pbtco.cn.

We have applied to register the following trademarks:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhuhai Powerbridge Technology Co., Ltd		32673249	Registered	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	N/A	China
2	Zhuhai Powerbridge Technology Co., Ltd		32670567	Registered	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China
3	Zhuhai Powerbridge Technology Co., Ltd		Registered	35119886	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
4	Zhuhai Powerbridge Technology Co., Ltd		Registered	15454814	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China
5	Zhuhai Powerbridge Technology Co., Ltd		Registered	15454649	Class 35: Advertising, Industry Management, Industry Management, Office Affairs	N/A	China
6	Zhuhai Powerbridge Technology Co., Ltd		Registered	12928185	Class 42: Science And Technology Services And Related Research And Design Services, Industrial Analysis And Research, Computer Hardware And Software Design And Development	N/A	China
7	Zhuhai Powerbridge Technology Co., Ltd		Registered	5910744	Class 9: Scientific, Nautical, Surveying, Photography, Film, Optical, Scale, Measuring Tool, Signal, Inspection (Supervision), Ambulance (Rescue) And Teaching Equipment And Instrument, Processing, Switching, Transmission, Accumulating, Regulating Or Controlling Electrical Instruments And Apparatus, Recording, Communication, Replay Sound And Image, Magnetic Data Carrier, Recording Disc, Vending Machine And Pay The Mechanical Structure Of The Start-Up Equipment, Cash Machine, Computing Machines, Data Processing Equipment And Computers, Fire Extinguishing Equipment	N/A	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
8	Zhuhai Powerbridge Technology Co., Ltd		Registered	3682061	Class 9: Scientific, Nautical, Surveying, Photography, Film, Optical, Scale, Measuring Tool, Signal, Inspection (Supervision), Ambulance (Rescue) And Teaching Equipment And Instrument, Processing, Switching, Transmission, Accumulating, Regulating Or Controlling Electrical Instruments And Apparatus, Recording, Communication, Replay Sound And Image, Magnetic Data Carrier, Recording Disc, Vending Machine And Pay The Mechanical Structure Of The Start-Up Equipment, Cash Machine, Computing Machines, Data Processing Equipment And Computers, Fire Extinguishing Equipment	N/A	China
9	Zhuhai Powerbridge Technology Co., Ltd		Registered	1590353	Class 9: Scientific, Nautical, Surveying, Photography, Film, Optical, Scale, Measuring Tool, Signal, Inspection (Supervision), Ambulance (Rescue) And Teaching Equipment And Instrument, Processing, Switching, Transmission, Accumulating, Regulating Or Controlling Electrical Instruments And Apparatus, Recording, Communication, Replay Sound And Image, Magnetic Data Carrier, Recording Disc, Vending Machine And Pay The Mechanical Structure Of The Start-Up Equipment, Cash Machine, Computing Machines, Data Processing Equipment And Computers, Fire Extinguishing Equipment	N/A	China
10	Zhuhai Powerbridge Technology Co., Ltd		Pending	46140391	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
11	Zhuhai Powerbridge Technology Co., Ltd		Pending	46166181	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China
12	Zhuhai Powerbridge Technology Co., Ltd		Pending	46141947	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	N/A	China
13	Zhuhai Powerbridge Technology Co., Ltd		Pending	46132606	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	N/A	China
14	Zhuhai Powerbridge Technology Co., Ltd		Pending	46164367	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	N/A	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
15	Zhuhai Powerbridge Technology Co., Ltd		Pending	46147584	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	N/A	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhuhai Powerbridge Technology Co., Ltd	A method and device for voice activation and logic control of eliminating network reverberation	201810670524.X	Pending	2018062602326070	June 26, 2018	China
2	Zhuhai Powerbridge Technology Co., Ltd	A method and device for automatic inspection of customs clearance data	201810670525.4	Pending	2018062602326160	June 26, 2018	China
3	Zhuhai Powerbridge Technology Co., Ltd	A method and device for decoupling an application’s page from the back end	201810670907.7	Pending	2018062700010540	June 27, 2018	China
4	Zhuhai Powerbridge Technology Co., Ltd	An automatic document distribution method and device based on text rules	201810670929.3	Pending	2018062700016140	June 27, 2018	China
5	Zhuhai Powerbridge Technology Co., Ltd	A cross-platform application of generation methods and devices that is based on configuration	201810671224.3	Pending	2018062700050900	June 27, 2018	China
6	Zhuhai Powerbridge Technology Co., Ltd	A method and device for to realize the single table maintenance function	201810671225.8	Pending	2018062700050930	June 27, 2018	China
7	Zhuhai Powerbridge Technology Co., Ltd	A method for quickly generating WEB projects that is based on configuration	201810680192.3	Pending	2018062702332210	June 27, 2018	China
8	Zhuhai Powerbridge Technology Co., Ltd	A method and system for quickly generating HTML code	201810680847.7	Pending	2018062800046630	June 27 2018	China
9	Zhuhai Powerbridge Technology Co., Ltd	A template method and device for describing mobile APP	201810681493.8	Pending	2018062800264320	June 27 2018	China
10	Zhuhai Powerbridge Technology Co., Ltd	A method and device for quickly verifying the identity of residents	201810681905.8	Pending	2018062800486440	June 27 2018	China

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
11	Zhuhai Powerbridge Technology Co., Ltd	Authentication method based on gateway routing and forwarding	201810644346.3	Pending	2018062101730090	June 21 2018	China
12	Zhuhai Powerbridge Technology Co., Ltd	Real-time dynamic forwarding method based on gateway infrastructure service	201810644350.X	Pending	2018062101730150	June 21 2018	China
13	Zhuhai Powerbridge Technology Co., Ltd	An integrated automatic packaging method based on iOS system	201810803035.7	Pending	2018072001505740	July 20, 2018	China
14	Zhuhai Powerbridge Technology Co., Ltd	An invocation method for HTTP dynamic request service	201810804414.8	Pending	2018072001711340	July 20, 2018	China
15	Zhuhai Powerbridge Technology Co., Ltd	A method for single page application which is based on configuration and references to remote page components	201810805226.7	Pending	2018072001829640	July 20, 2018	China
16	Zhuhai Powerbridge Technology Co., Ltd	A method of virtual identity verification	201810806089.9	Pending	2018072001941550	July 20, 2018	China
17	Zhuhai Powerbridge Technology Co., Ltd	Data distribution and processing method based on micro-service architecture	201810806520.X	Pending	2018072100042730	July 21, 2018	China
18	Zhuhai Powerbridge Technology Co., Ltd	An integrated automatic packaging method based on Android system	201810806545.X	Pending	2018072100044220	July 21, 2018	China
19	Zhuhai Powerbridge Technology Co., Ltd	A micro service architecture service distribution system and mode optimization method	201810813541.4	Pending	2018072301833290	July 23, 2018	China
20	Zhuhai Powerbridge Technology Co., Ltd	An inter-service authentication system and optimization method for micro service architecture	201810814095.9	Pending	2018072301929670	July 23, 2018	China
21	Zhuhai Powerbridge Technology Co., Ltd	Method, device and system for tracing cargo information	201810832789.5	Pending	2018072601368070	July 26, 2018	China
22	Zhuhai Powerbridge Technology Co., Ltd	Transmission method, installation and system of international trade documents	201810832790.8	Pending	2018072601368580	July 26, 2018	China
23	Zhuhai Powerbridge Technology Co., Ltd	Transaction data verification methods, devices and systems	201810832808.4	Pending	2018072601378170	July 26, 2018	China
24	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based trade synergy method and trade synergy system	201810832809.9	Pending	2018072601366890	July 26, 2018	China
25	Zhuhai Powerbridge Technology Co., Ltd	Blockchain-based methods and devices for trade supply chain recommendation	201810832906.8	Pending	2018072601380310	July 26, 2018	China

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
26	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based method and device for evaluating trade finance	201810832909.1	Pending	2018072601425440	July 26, 2018	China
27	Zhuhai Powerbridge Technology Co., Ltd	A blockchain-based method for contract drafting	201810872545.X	Pending	2018080201802660	August 2, 2018	China
28	Zhuhai Powerbridge Technology Co., Ltd	An identity authentication method based on blockchain	201810872552.X	Pending	2018080201802710	August 2, 2018	China

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

The following is a list of our copyrights that have been approved:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2004SR01879	Powerbridge CRM – Foreign Trade Sales Service System V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 15, 2003	March 3, 2004
2	2004SR01989	Powerbridge EIP – Enterprise Information Portal V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 7, 2003	March 5, 2004
3	2004SR01988	Powerbridge eMC/ Enterprise Collaborative Management System	Zhuhai Powerbridge Technology Co., Ltd	China	September 1, 2003	March 5, 2004
4	2005SR06176	Powerbridge CDS – Customs Data Submission Management System V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 15, 2003	June 10, 2005
5	2006SR04098	Powerbridge Customs Management System V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 23, 2006	April 4, 2006
6	2006SR05090	Powerbridge IBS – Foreign Trade Business Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	March 20, 2000	April 25, 2006
7	2006SR06093	Powerbridge AMS – Foreign Trade Financial Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	December 12, 2005	May 16, 2006
8	2006SR09790	Powerbridge ERP – Foreign Trade Enterprise Resource Management System V4.2	Zhuhai Powerbridge Technology Co., Ltd	China	March 20, 2000	July 24, 2006
9	2006SR14930	Powerbridge CCS – Commodities Pre-classification System [Abbreviation: CCS] V2.0	Zhuhai Powerbridge Technology Co., Ltd	China	July 28, 2006	October 27, 2006
10	2006SR14929	Powerbridge eMSP – Enterprise Appliance System Platform [Abbr.: eMSP]	Zhuhai Powerbridge Technology Co., Ltd	China	August 1, 2006	October 27, 2006
11	2007SR08385	Powerbridge TAS – Foreign Trade Assisting System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 22, 2007	June 6, 2007

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
12	2009SR01884	ZHITSP-SME Information Service System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 25, 2007	January 9, 2009
13	2009SR02664	Powerbridge EMA – Foreign Trade Mail Management System V1.2	Zhuhai Powerbridge Technology Co., Ltd	China	September 10, 2008	January 13, 2009
14	2009SR03205	Liquid Commodities Online Supervision System [Abbr.: LCS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 6, 2008	January 14, 2009
15	2009SR07351	Powerbridge JOB – Human Resource Network System V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 11, 2008	February 24, 2009
16	2009SR027012	Powerbridge BLS – Bonded Logistics System [Abbr.: BLS] V2.1	Zhuhai Powerbridge Technology Co., Ltd	China	May 26, 2009	July 8, 2009
17	2009SR035903	Powerbridge DEP – Data Integration System [Abbr.: DepSYS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 2, 2009	September 1, 2009
18	2010SR000320	Powerbridge PBNET – Technology Development Platform System [Abbr.: PBNET] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 1, 2009	January 5, 2010
19	2010SR061127	Powerbridge CMS – Manifest Filing Management System [Abbr.: CMS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 15, 2009	November 15, 2010
20	2011SR035553	Powerbridge Customs Management Software V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 9, 2010	June 8, 2011
21	2011SR087837	Powerbridge BLD Supply Chain Data Management Software V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	March 15, 2011	November 28, 2011
22	2012SR000902	Powerbridge BW – Bonded Warehouse Management Software [Abbr.: BW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2011	January 9, 2012
23	2011SR093904	Powerbridge DES – Data Exchange Software [Abbr.: DES] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	January 5, 2011	December 12, 2011
24	2011SR093894	Powerbridge BSNET – Technology Development Software [Abbr.: BSNET] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	April 16, 2011	December 12, 2011
25	2012SR055413	Custom Data Appliance Support Platform V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2011	June 26, 2012
26	2012SR059673	Processing Trade Comprehensive Service Platform V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	November 20, 2011	July 5, 2012
27	2014SR088676	Powerbridge Freight Forwarders Software [Abbr.: FFE] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 8, 2014	July 1, 2014

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
28	2014SR185065	Powerbridge Customs Clearance Comprehensive Service Management Software [Abbr.:CCS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 22, 2014	December 1, 2014
29	2014SR184333	Powerbridge Customs Clearance Data Management Software [Abbr.: CDS] V4.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 11, 2014	November 29, 2014
30	2014SR178366	Powerbridge Inspection and Quarantine Supervision Software V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	September 25, 2014	November 21, 2014
31	2014SR183937	Powerbridge Bonded Logistics Management Software [Abbr.: BLS] V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 13, 2014	November 29, 2014
32	2015SR056785	Powerbridge Manifest Management Software [Abbr.: MMS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 9, 2015	March 30, 2015
33	2015SR056922	Customs Uniformly Regulated Logistics Platform [Abbr.: RLP] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 6, 2015	March 30, 2015
34	2015SR064317	Powerbridge Comprehensive Bonded Zone Regulation Software [Abbr.: BZR] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 11, 2015	April 17, 2015
35	2015SR068252	Powerbridge Border Trade Management Software [Abbr.: BTW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	February 12, 2015	April 24, 2015
36	2015SR124592	Powerbridge Export Supervised and Bonded Warehouses Reporting Regulation Software [Abbr.: BWR]	Zhuhai Powerbridge Technology Co., Ltd	China	May 15, 2015	July 6, 2015
37	2016SR028205	Powerbridge Electronic Account Integrated Customs Clearance Management Software [Abbr.: EAD] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 10, 2015	February 5, 2016
38	2016SR028729	Powerbridge Railway Port Management Software [Abbr.: RAW] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 23, 2015	February 14, 2016

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
39	2016SR035280	Powerbridge Customs Inspection “Three System” Management Software [Abbr.: ILS]	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2015	February 22, 2016
40	2016SR035405	Powerbridge Bonded Commodities Exhibitions and Trade Management Software [Abbr,: ETC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 28, 2015	February 22, 2016
41	2016SR035407	Powerbridge Cross-border E-commerce Service Management Software [Abbr.: CEC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 24, 2015	February 22, 2016
42	2016SR312081	Powerbridge Integrated Foreign Trade Service Platform [Abbr.: ITS]	Zhuhai Powerbridge Technology Co., Ltd	China	July 20, 2016	October 31, 2016
43	2016SR332320	Powerbridge Enterprise Integrated Service System [Abbr.: EIS] V2.1	Zhuhai Powerbridge Technology Co., Ltd	China	August 25, 2016	November 16, 2016
44	2016SR332338	Powerbridge Inspection and Quarantine Service System [Abbr.: INQ] V1.6	Zhuhai Powerbridge Technology Co., Ltd	China	May 6, 2016	November 16, 2016
45	2016SR332326	Powerbridge Campus Management Information System [Abbr.: PDI] V1.5	Zhuhai Powerbridge Technology Co., Ltd	China	May 20, 2016	November 16, 2016
46	2016SR332333	Powerbridge Customs Aided Management System [Abbr.: CSM] V2.7	Zhuhai Powerbridge Technology Co., Ltd	China	September 10, 2016	November 16, 2016
47	2016SR332624	Powerbridge Foundational Support Platform [Abbr.: FSP] V1.5	Zhuhai Powerbridge Technology Co., Ltd	China	September 21, 2016	November 16, 2016
48	2017SR099054	Powerbridge Unified Bayonet Management Software [Abbr.: UBM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
49	2017SR096831	Powerbridge Command and Monitor Center Management Software [Abbr.: CMC] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 30, 2017
50	2017SR099053	Powerbridge Single Window Management Software [Abbr.: SWM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
51	2017SR099068	Powerbridge Road Port Management Software [Abbr.: RPM] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
52	2017SR099058	Powerbridge Bonded Processing Account Management Software [Abbr,: BPA] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
53	2017SR099066	Powerbridge Airport Logistics Service Management Software [Abbr.: APS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017
54	2017SR099043	Powerbridge Water Transport Logistics Management Software [Abbr,: WTL] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 22, 2016	March 31, 2017

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
55	2017SR428911	Powerbridge Cross-border E-commerce Platform [Abbr.: CBEP] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 24, 2015	August 7, 2017
56	2017SR428901	Powerbridge Special Controlled Area Campus Aided Management System [Abbr.: CAS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	May 10, 2016	August 7, 2017
57	2018SR094315	Powerbridge Electronic Account Management Software [Abbr.: EMS] V3.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 15, 2017	February 6, 2018
58	2018SR094263	Powerbridge Express Package Management Software [Abbr.: EPS] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 15, 2017	February 6, 2018
59	2018SR122274	Powerbridge Special Monitoring Area National Inspection Assistant Management Software [Abbr.: QSIQ] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2017	February 24, 2018
60	2018SR122298	Powerbridge Material Level Check and Write Management Software [Abbr.: SNV] V1.0	Zhuhai Powerbridge Technology Co., Ltd	China	October 31, 2017	February 24, 2018
61	2018SR223184	Powerbridge Customs Uniform Bonded Supervision Software	Zhuhai Powerbridge Technology Co., Ltd	China	November 30, 2017	March 30, 2018
62	2018SR406080	Powerbridge Post Declaration Management Software	Zhuhai Powerbridge Technology Co., Ltd	China	February 28, 2017	May 31, 2018
63	2018SR863650	Online Information Platform For Market Procurement And Trade	Zhuhai Powerbridge Technology Co., Ltd	China	June 15, 2018	October 29, 2018
64	2018SR863642	Market Procurement Trade Cross-Border Foreign Exchange Management Platform	Zhuhai Powerbridge Technology Co., Ltd	China	June 17, 2018	October 29, 2018
65	2018SR863725	Tax Exemption Declaration Management Platform For Market Purchase Trade	Zhuhai Powerbridge Technology Co., Ltd	China	July 1, 2018	October 29, 2018
66	2018SR863499	Market Purchase Trade Enterprise Credit Management System	Zhuhai Powerbridge Technology Co., Ltd	China	July 30, 2018	October 29, 2018
67	2018SR863634	The Market Purchase Trade Enterprise Declaration Platform	Zhuhai Powerbridge Technology Co., Ltd	China	July 30, 2018	October 29, 2018
68	2018SR863684	Price Management Platform For Market Procurement And Trading Commodities	Zhuhai Powerbridge Technology Co., Ltd	China	August 3, 2018	October 29, 2018
69	2019SR0043800	Powerbridge Mobile Inspection Software	Zhuhai Powerbridge Technology Co., Ltd	China	February 28, 2018	January 14, 2019
70	2019SR0044069	Powerbridge Bonded Business Comprehensive Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	June 30,2018	January 14, 2019
71	2019SR0044077	Powerbridge Unified Data Transmission And Exchange Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	August 10, 2018	January 14, 2019
72	2019SR0044038	Powerbridge Express Cloud Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	August 31, 2018	January 14, 2019

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
73	2019SR0044048	Powerbridge Customs Clearance Cloud Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	August 31, 2018	January 14, 2019
74	2019SR0044028	Powerbridge Cross-Border Cloud Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2018	January 14, 2019
75	2019SR0044057	Powerbridge Data Docking Platform	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2018	January 14, 2019
76	2019SR0120318	Powerbridge Plus Trade And Customs Cloud Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2018	January 31, 2019
77	2019SR0730662	Powerbridge Import And Export Enterprise Financial Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	January 31, 2019	July 16, 2019
78	2019SR0929125	Powerbridge Big Data Intelligent Display Platform	Zhuhai Powerbridge Technology Co., Ltd	China	May 31, 2019	September 6, 2019
79	2019SR0927423	Powerbridge Big Data Risk Intelligent Prediction System	Zhuhai Powerbridge Technology Co., Ltd	China	August 1, 2019	September 5, 2019
80	2019SR1099144	Powerbridge Enterprise B2B Data Exchange Platform	Zhuhai Powerbridge Technology Co., Ltd	China	October 10, 2018	October 30, 2019
81	2019SR1099160	Powerbridge Import Exhibition And Display System	Zhuhai Powerbridge Technology Co., Ltd	China	September 30, 2017	October 30, 2019
82	2019SR1098354	Powerbridge Supervisory Freight Yard Management System	Zhuhai Powerbridge Technology Co., Ltd	China	October 20, 2013	October 30, 2019
83	2019SR1099153	Powerbridge Data Exchange Platform	Zhuhai Powerbridge Technology Co., Ltd	China	September 11, 2018	October 30, 2019
84	2019SR1099730	Powerbridge Smart Logistics Mobile Management Platform	Zhuhai Powerbridge Technology Co., Ltd	China	August 9, 2019	October 30, 2019
85	2019SR1099608	Powerbridge Supervision Station Management System	Zhuhai Powerbridge Technology Co., Ltd	China	December 20, 2013	October 30, 2019
86	2020SR0331529	Powerbridge Cloud Application Development Platform	Zhuhai Powerbridge Technology Co., Ltd	China	July 3, 2019	April 14, 2020
87	2020SR0331431	Powerbridge Border Trade Block Chain System	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2019	April 14, 2020
88	2020SR0331435	Powerbridge Cloud Map Big Data Visualization Platform	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2019	April 14, 2020
89	2020SR0331439	Powerbridge Customs Special Supervision Zone Intelligent Declaration Platform	Zhuhai Powerbridge Technology Co., Ltd	China	January 1, 2020	April 14, 2020
90	2020SR0334904	Powerbridge Zhitong Cloud Service Platform	Zhuhai Powerbridge Technology Co., Ltd	China	December 31, 2019	April 15, 2020
91	2020SR0340657	Powerbridge Customs Intelligent Risk Control Big Data System	Zhuhai Powerbridge Technology Co., Ltd	China	December 20, 2019	April 16, 2020

Facilities

Our headquarters and executive offices are located in Zhuhai, China and consist of approximately 1,200 square meter of office space under one lease which will expire in December of 2021. In addition to our headquarters, we lease space in Beijing, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $412,931 and $331,904 for the years ended December 31, 2019 and 2018, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (㎡)

Beijing Office	Suite 415, Lanbao Tower, Shenggu Road Central Dongcheng, Beijing 100029, China	650 square meters

Wuhan Office	Suite 805, Block 5, Fanhai Central Business District, Soho City Jianghan, Wuhan, Hubei 430014, China	388 square meters

Changsha Office	Suite 458, 12th Fl, Lanwan International, Shuyan & Nanhu Road Tianxin, Changsha, Hunan 410015, China	305 square meters

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389 square meters

Hangzhou Office	Suite 1301, Building 1, Jiliang Tower, 252 Wantang Road Xihu, Hangzhou, Zhejiang 310012, China	86 square meters

Jiujiang Office	Gangcheng Ave.#200, Jiujiang Ecomonic Technology Development Zone, Jiujiang, China	50 square meters

Employees

As of the date of this Annual Report, we had a total of 248 full-time employees, of which 118 are in research and development, 42 are in sales and marketing, 54 are in technical and customer services, and 34 are in general administration.

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

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 78.2% and 86.5% of total revenue in fiscal 2019 and 2018, respectively. We also generate revenue from consulting and technical support services, which represent 16.5% and 10.3% of our revenue in fiscal 2019 and 2018, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS. For the years ended December 31, 2019 and 2018, our revenues were approximately $20.1 million and $23.2 million, respectively.

Coronavirus (“COVID-19”) updates

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced and are continuing experiencing delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position.

The extent of the impact on our fiscal 2020 results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues taking actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

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

Reverse Split

Our original authorized number of Ordinary Shares was 500,000,000 shares with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, our board of directors approved a reverse stock split of the Company’s authorized number of shares at a ratio of 10-1 (the “2018 Reverse Split”). After the 2018 Reverse Split, our authorized number of shares became 50,000,000 shares with par value of $0.001 per share. On February 10, 2019, our board of directors approved another reverse stock split of the Company’s authorized number of shares at a ratio of 0.6-1 (the “2019 Reverse Split”). After the 2019 Reverse Split, our authorized number of Ordinary Shares became 30,000,000 shares with par value of $0.00166667 per share and 6,905,248 Ordinary Shares outstanding immediately after the 2019 Reverse Split. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Completion of Initial Public Offering

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters' over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO was $10,062,500 and the net proceeds was $ 8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

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

Results of Operations

For the years ended December 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2019	2018	Change	% Change

REVENUES:
Application development services	$15,720,676	$20,037,861	$(4,317,185)	(21.5)%
Consulting and technical support services	3,307,662	2,390,948	916,714	38.3%
Subscription services	1,066,720	723,458	343,262	47.4%
Total revenues	20,095,058	23,152,267	(3,057,209)	(13.2)%

COST OF REVENUES:
Application development services	12,553,556	14,140,094	(1,586,538)	(11.2)%
Consulting and technical support services	1,339,133	1,093,631	245,502	22.4%
Subscription services	137,658	84,936	52,722	62.1%
Total cost of revenues	14,030,347	15,318,661	(1,288,314)	(8.4)%

GROSS PROFIT	6,064,711	7,833,606	(1,768,895)	(22.6)%

OPERATING EXPENSES:
Selling and marketing	3,562,425	2,144,588	1,417,837	66.1%
General and administrative	5,945,576	2,316,058	3,629,518	156.7%
Provision for doubtful accounts	3,293,600	368,125	2,925,475	794.7%
Research and development	2,163,658	1,992,228	171,430	8.6%
Share based compensation	2,351,890	-	2,351,890	-%
Total operating expenses	17,317,149	6,820,999	10,496,150	153.9%
OPERATING (LOSS) INCOME FROM OPERATIONS	(11,252,438)	1,012,607	(12,265,045)	(1211.2)%

OTHER INCOME	252,109	584,209	332,100	(56.8)%

(LOSS) INCOME BEFORE INCOME TAXES	(11,000,329)	1,596,816	(12,597,145)	(788.9)%

INCOME TAX (BENEFITS) EXPENSES	(213,347)	43,190	(256,537)	(594.0)%

NET (LOSS) INCOME	$(10,786,982)	$1,553,626	$(12,340,608)	(794.3)%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services. Please refer to the Revenue portion of the table above for the dollar and percentage increase or (decrease) of our revenues by our service lines ended December 31, 2019 and 2018, respectively.

The Company is focusing on developing global trade applications and solutions equipped with the Company’s new technology in SaaS platform, Big Data, AI and IoT applications and BaaS platform. The Company believes new technology development is the key driver for the Company’s future growth. In fiscal 2019, our revenue related to deploying our new technology including SaaS and big data analysis services accounted for 14.8% of our total revenue (or approximately $3.0 million) compared to 17.4% of our total revenue (or approximately $4.0 million) in fiscal 2018.

For the year ended December 31, 2019, our total revenue was approximately $20.1 million as compared to $23.2 million for the year ended December 31, 2018. The Company’s total revenue decreased by approximately $3.1 million, or 13.2%. The overall decrease in total revenue was primarily attributable to $4.3 million decrease in revenue from application development services, in which, 6.8% of revenue from application development services service is attributable to the Company’s SaaS and big data analysis related application development services in fiscal 2019, which was decreased from 15.6% in fiscal 2018.

Revenue from application development services

The Company’s application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

For the year ended December 31, 2019, our application development service revenue was approximately $15.7 million as compared to $20.0 million for the year ended December 31, 2018. The decrease in application development service revenue was approximately $4.3 million or 21.5% due to less projects completed in fiscal 2019 and reduced individual project size. In certain application development service arrangements, the Company sold IT equipment prior to the delivery of the services. Such revenue was $1,554,428 in fiscal 2019, significantly decreased from $8,069,594 of related revenue in fiscal 2018. In addition, in fiscal 2019, 6.8% (or approximately $1.1 million) of revenue from application development service were related to SaaS platform development and big data analysis applications, comparing to 15.6% (or approximately $3.1 million) of the related revenue in fiscal 2018. Despite to the temporary slowdown in SaaS platform and big data analysis related application development service revenue in fiscal 2019, we intend to continue investing for long-term growth in the SaaS development and big data analysis market and we plan to continue to expand our ability to sell our applications by investing in product development and customer support to address the business needs of local markets and continuous growth for these services.

Revenue from consulting and Technical Support Services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

For the year ended December 31, 2019, our consulting and technical support service revenue was approximately $3.3 million as compared to $2.4 million for the year ended December 31, 2018, representing an increase of $0.9 million or 38.3%, which was due to more technical consulting services requests from our existing clients. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

For the year ended December 31, 2019, our subscription service revenue was approximately $1.1 million as compared to $0.7 million for the year ended December 31, 2018. We introduced our SaaS subscription services in fiscal 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost and travel expenses related to revenue contracts. Please refer to the Cost of Revenue portion of the table above for the dollar and percentage increase or (decrease) of our cost of revenues ended December 31, 2019 and 2018, respectively.

Our cost of revenues decreased by $1.3 million or 8.4% to approximately $14.0 million in fiscal 2019 from approximately $15.3 million in fiscal 2018, which was mainly attributable to a decrease of $1.6 million in of cost of revenue from application development services in line with the reduced application development service revenue. Our cost of revenue from consulting and technical support services was approximately $1.3 million in fiscal 2019, representing an increase of $0.2 million from $1.1 million in fiscal 2018. The increase was primarily due to more headcount in the expanded technical service team to support the related growth in revenue. Our cost of revenue from subscription services was approximately $0.1 million in both fiscal 2019 and 2018. We have established a stable SaaS development and service team and expect to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts.

Gross profit

	For the Years Ended
	December 31,
	2019		2018
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$3,167,120	20.1%	$5,897,767	29.4%
Consulting and technical support services	1,968,529	59.5%	1,297,317	54.3%
Subscription services	929,062	87.1%	638,522	88.3%
Total gross profit	$6,064,711	30.2%	$7,833,606	33.8%

Our gross profit decreased by $1.8 million or 22.6% from $7.8 million in 2018 to $6.1 million in fiscal 2019. Gross margin as a percent of overall revenue for fiscal 2019 and 2018 was 30.2% and 33.8%, respectively.

Gross profit for application development services decreased by $2.7 million or 46.3% from $5.9 million in 2018 to $3.2 million in fiscal 2019 mainly due to less application development service revenue in fiscal 2019. Gross profit margin for fiscal 2019 and 2018 was 20.1% and 29.4%, respectively. The decrease in gross margin was primary due to increased headcount in developers during the year and expanded office facilities with the related expense in fiscal 2019.

Gross profit for consulting and technical support services increased by $0.7 million or 51.7% from $1.3 million in 2018 to $2.0 million in fiscal 2019 mainly due to increased revenue from growing demands for our new SaaS and big data analysis services from our existing customers. Gross profit margin for fiscal 2019 and 2018 was 59.5% and 54.3%, respectively.

Gross profit for subscription services increased by $0.3 million or 45.5% from $0.6 million in 2018 to $0.9 million in fiscal 2019, which is in line with subscription services revenue growth. Gross profit margin for fiscal 2019 and 2018 was 87.1% and 88.3%, respectively.

Operating Expenses

	For the Years Ended
	December 31,
	2019	2018	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$3,562,425	$2,144,588	$1,417,837	66.1%
General and administrative	5,945,576	2,316,058	3,629,518	156.7%
Provision for doubtful accounts	3,293,600	368,125	2,925,475	794.7%
Research and development	2,163,658	1,992,228	171,430	8.6%
Share based compensation	2,351,890	-	2,351,890	-%
Total operating expenses	$17,317,149	$6,820,999	$10,496,150	153.9%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses and stock based compensation. Operating expenses increased by approximately $10.5 million, or 153.9%, from approximately $6.8 million for the year ended December 31, 2018 to $17.3 million for the year ended December 31, 2019. The increase in our operating expenses was primarily due to $3.6 million increase in general and administrative expense, $2.9 million increase in provision for doubtful accounts, $1.4 million increase in selling and marketing expense and $2.4 million increase in share-based compensation.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses increased by $1.4 million or 66.1% from $2.1 million in fiscal 2018 to $3.6 million in fiscal 2019. The increase was primarily attributable to additional marketing consulting fees and marketing expense to support our expansion.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $3.6 million or 156.7% from approximately $2.3 million in fiscal 2018 to approximately $5.9 million in fiscal 2019, substantially all of which were attributable to the additional consulting fees was incurred relating to capital market development and promotions. As a percentage of revenues, general and administrative expenses were 29.6% and 10.0% of our total revenue in fiscal 2019 and 2018, respectively.

Provision for doubtful accounts increased by approximately $2.9 million from approximately $0.4 million in fiscal 2018 to approximately $3.3 million in fiscal 2019. In December 2019 and following in the first quarter of 2020, the COVID-19 pandemic and the actions taken by various governments and our customers to combat the spread of COVID-19 (including, in some cases, mandatory quarantines and other suspensions of non-essential business operations) have led to extensive temporary disruptions of businesses. Many of our customers have delayed their payments to us, which caused the significant increase in our aged accounts receivable balance over one year and slow collection progress in the first half of 2020. Given the uncertainties in the timing of the ultimate collection, we increased the estimated probability of default and credit loss, as a result, our provision for doubtful accounts increased to $3.3 million in 2019 and we also wrote off approximately $2.0 million accounts receivable after our exhaustive collection efforts.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $0.2 million from $2.0 million in fiscal 2018 to $2.2 million in fiscal 2019, representing 10.8% and 8.6% of our total revenues for fiscal 2019 and 2018, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Other Income (Expense)

Other income (expense) primarily consists of government subsidy income, interest income net of interest expense and other expenses. Our net other income was approximately $0.3 million in fiscal 2019, compared with a net other income of approximately $0.6 million in fiscal 2018. The decrease of other income is attributable to a $0.2 million decrease in other income offset by a $0.1 million increase in financing expense.

Provision for Income Taxes

Our provision for income tax was approximately $(0.2) million in fiscal 2019, decreased by $0.3 million comparing to fiscal 2018 due to loss before taxes in fiscal 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” and “Key Software Enterprise” status, which reduced its statutory income tax rate to 10%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net Income (Loss)

As a result of the foregoing, we incurred a net loss of approximately $10.8 million, compared with a net income of approximately $1.6 million for fiscal 2018.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to a loss of approximately $102,000 and $339,000 for the years ended December 31, 2019 and 2018, respectively. The balance sheet amounts with the exception of equity as of December 31, 2019 were translated at RMB6.9618 to USD1.00 as compared to RMB6.8755 to USD1.00 as of December 31, 2018. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2019 and 2018 were RMB6.9081 to USD1.00 and RMB6.6090 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended December 31, 2018 and 2017

The following table summarizes the results of our operations for the years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2018	2017	Change	% Change

REVENUES:
Application development services	$20,037,861	$19,362,813	$675,048	3.5%
Consulting and technical support services	2,390,948	1,418,110	972,838	68.6%
Subscription services	723,458	847,631	(124,173)	(14.6)%
Total revenues	23,152,267	21,628,554	1,523,713	7.0%

COST OF REVENUE:
Application development services	14,140,094	13,206,606	933,488	7.1%
Consulting and technical support services	1,093,631	236,154	857,477	363.1%
Subscription services	84,936	97,069	(12,133)	(12.5)%
Total cost of revenues	15,318,661	13,539,829	1,778,832	13.1%

GROSS PROFIT	7,833,606	8,088,725	(255,119)	(3.2)%

OPERATING EXPENSES:
Selling and marketing	2,144,588	1,614,237	530,351	32.9%
General and administrative	2,316,058	1,435,701	880,357	61.3%
Provision for doubtful accounts	368,125	27,200	340,925	1253.4%
Research and development	1,992,228	1,151,985	840,243	72.9%
Total operating expenses	6,820,999	4,229,123	2,591,876	61.3%
OPERATING INCOME FROM OPERATIONS	1,012,607	3,859,602	(2,846,995)	(73.8)%

OTHER INCOME	584,209	553,475	30,734	5.6%

INCOME BEFORE INCOME TAXES	1,596,816	4,413,077	(2,816,261)	(63.8)%

PROVISION FOR INCOME TAXES	43,190	434,882	(391,692)	(90.1)%

NET INCOME	$1,553,626	$3,978,195	$(2,424,569)	(60.9)%

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

For the year ended December 31, 2018, our total revenue was approximately $23.2 million as compared to $21.6 million for the year ended December 31, 2017. The Company’s total revenue increased by approximately $1.5 million, or 7.0%. The overall increase in total revenue was primarily attributable to $1.0 million increase in revenue from consulting and technical support services, in which, 21.3% of revenue from consulting and technical support service is attributable to the Company’s SaaS and big data analysis related services in fiscal 2018.

Revenue from application development services

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

Revenue from consulting and Technical Support Services

For the year ended December 31, 2018, our consulting and technical support service revenue was approximately $2.4 million as compared to $1.4 million for the year ended December 31, 2017, representing an increase of $1.0 million or 68.6%, which was due to the increased customer demands for our new SaaS and big data analysis services, which accounted for 21.3% of the revenue from consulting and technical support services. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

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

Gross profit

	For the Years Ended
	December 31,
	2018		2017
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$5,897,767	29.4%	$6,156,207	31.8%
Consulting and technical support services	1,297,317	54.3%	1,181,956	83.3%
Subscription services	638,522	88.3%	750,562	88.5%
Total gross profit	$7,833,606	33.8%	$8,088,725	37.4%

Our gross profit decreased by $0.3 million or 3.2% from $8.1 million in 2017 to $7.8 million in fiscal 2018. Gross margin as a percent of overall revenue for fiscal 2018 and 2017 was 33.8% and 37.4%, respectively. The decrease in gross margin was primarily attributable to recruiting more experienced software developers and technical support consultants to expand our SaaS and big data related business.

Operating Expenses

	For the Years Ended
	December 31,
	2018	2017	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$2,144,588	$1,614,237	$530,351	32.9%
General and administrative	2,316,058	1,435,701	880,357	61.3%
Provision for doubtful accounts	368,125	27,200	340,925	1253.4%
Research and development	1,992,228	1,151,985	840,243	72.9%
Total operating expenses	$6,820,999	$4,229,123	$2,591,876	61.3%

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

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $0.9 million or 61.3% from approximately $1.4 million in fiscal 2017 to approximately $2.3 million in fiscal 2018, substantially all of which is attributable to the increasing headcount and related staff costs. As a percentage of revenues, general and administrative expenses were 10.0% and 6.6% of our total revenue in fiscal 2018 and 2017, respectively.

Provision for doubtful accounts increased by approximately $0.3 million to approximately $0.4 million in fiscal 2018 due to the increase in the aged accounts receivables in 2018.

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

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2019, cash of approximately $5.5 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company's ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters' over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO was $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

We have historically funded our working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. The COVID-19 pandemic created significant economic uncertainty and volatility in the credit and capital markets since December 2019. Many of our customers have delayed their payments to us, which caused the significant increase in our aged accounts receivable balance over one year and slow collection progress in the first half of 2020. Given the uncertainties in the timing of the ultimate collection, we increased the estimated probability of default and credit loss, as a result, our provision for doubtful accounts increased to $3.3 million in 2019 and we also wrote off approximately $2.0 million accounts receivable after our exhaustive collection efforts. Given the ongoing COVID-19 pandemic, challenging market conditions resulting in significant spending cuts, we continue to remain focused on maintaining adequate liquidity. Over the near term, we plan to adjust our overall cost structures commensurate with our expected level of activities. We believe that our cash on hand and internally generated cash flows will be sufficient to fund our operations over at least the next 12 months from the date of this Annual Report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2019, we had cash of approximately $5.7 million. Our current assets were approximately $23.0 million, and our current liabilities were approximately $24.8 million. To support our working capital, on January 9, 2020 and March 4, 2020, the Company entered into two working capital loan agreements with Bank of China to obtain loans of $718,205 and $430,923 for a term of one year and at fixed annual interest rates of 4.45% and 4.65%, respectively. The bank loans were guaranteed by Mr. Ban Lor. On January 2, 2020 and January 10, 2020, the Company entered into two working capital loan agreements with Guangfa Bank to obtain loans in aggregated of $2,154,615 for a term of one year and at a fixed annual interest rates of 4.6%. From March 16, 2020 to April 1, 2020, the Company entered into various working capital loan agreements with Bank of Communication to obtain loans in aggregated of $1,436,377 with all maturity dates on October 8, 2020 and at a fixed annual interest rates of 5.0%.

The following summarizes the key components of our cash flows for the years ended December 31, 2019 and 2018.

	For the Years Ended
	December 31,
	2019	2018

Net cash (used in) provided by operating activities	$(3,334,110)	$2,930,295
Net cash used in investing activities	(3,594,121)	(1,317,831)
Net cash provided by financing activities	7,884,405	598,491
Effect of exchange rate change on cash and restricted cash	(102,859)	(249,345)
Net increase in cash and restricted cash	$853,315	$1,961,610

Operating Activities

Net cash used in operating activities was approximately $3.3 million for the year ended December 31, 2019, as compared to approximately $2.9 million net cash provided by operating activities for fiscal 2018. Cash used in operating activities for the year ended December 31, 2019 mainly consisted of approximately $10.8 million of net loss, adjustment of $6.4 million non-cash items, the increase of approximately $3.8 million in accounts payable due to increased purchase for our projects, offset by the increase of approximately $3.0 million in contract assets.

Cash provided by operating activities for the year ended December 31, 2018 mainly consisted of approximately $1.6 million of net income, the increase of approximately $4.9 million of accounts payable, offset by the increase of approximately $3.6 million in accounts receivable due to increase of revenue, the payments of approximately $0.8 million of prepayments, deposits and other assets.

Our accounts payable balance significantly increased from approximately $16.2 million as of December 31, 2018 to $19.8 million as of December 31, 2019. The increase in accounts payable was mainly due to increase purchase from our suppliers and subcontractors for the ongoing projects with our customers. 72.2% and 56.1% of our accounts payable balances with suppliers are due when the Company received customer payment on the projects as of December 31, 2019 and 2018, respectively. Based on the long term relationship, we might be able to slow down payments based on the Company’s working capital. As of December 31, 2019 and 2018, 94% and 88.8% of accounts payable balance were aged within one year, respectively. We have never entered into any long term financing arrangements with our suppliers.

The significant account receivable balances as of December 31, 2019 and 2018 was because of the increasing contract volume and contract progress for certain large contracts with our customers. During fiscal 2019, the Company recognized revenue from 133 major contracts, compared with 128 major contracts in fiscal 2018.

Most of large contracts are government related customized application development service contracts. The Company enters into fixed-fee arrangements in standard multiple-phase customized application development service contracts with government related agencies and state-owned companies. The billing term can vary depending on each specific project. Generally speaking, the Company bills the customer 20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form. The Company does not specify the payment term in all contracts with customers, but, in practice, the Company’s billing term with customers are generally within 90 days. For these large government related customized application development service contracts, the government’s acceptance and payment process requires multiple levels of government officials’ approvals, including but not limited to approvals from ten national government bureaus at national level then final approval from local government level. The timing of receiving the final approval and payment might be longer than the Company’s expectation. The billing terms are typically agreed by the parties at the inception of the contract, not subsequently negotiated or modified. In most cases, the Company are entitled to payments for the work performed and such payment are not conditioned on the final acceptance by our customer while under certain contracts with government related agencies and stated-owned companies, customer acceptance is a condition to final payments. Nevertheless, in practice, the Company tends to satisfy customers and is willing to perform additional work to receive a final acceptance from customers. Additional performance is considered inconsequential or perfunctory, because the Company always implements the customized applications at the customers’ sites and complete the testing prior to the customers’ acceptance. From past experience, the Company has never received rejections from its customers. The Company also has never entered into extended payment terms or concessions with any of its customers for the years ended December 31, 2019 and 2018.

The aging of accounts receivables are as follows:

	December 31, 2019	December 31, 2018

0-90 days	$1,899,936	$4,376,885
90-180 days	157,354	38,256
180-360 days	297,539	196,957
over one year	1,749,301	329,988
Sub total	4,104,130	5,781,296

Current (billed accounts receivable within payment terms)	1,899,936	4,376,885
Past due	2,204,194	565,201
Sub-total billed accounts receivable	4,104,130	5,781,296
Unbilled accounts receivable	8,986,723	10,929,884
Allowance for billed accounts receivable	(1,669,658)	(392,533)
Total accounts receivable, net	$11,421,195	$15,479,437

The significant outstanding accounts balances were mainly related to certain government customers. Due to multiple levels of the government approval process for payments, from our past experience, it could take extra time for us to collect the full proceeds from government customers. They generally negotiated to pay us in three or less phases through the contract term and a significant portion (50%) of contract amount usually is billed in the last phase upon the completion of the related projects. The average accounts receivable turnover in days for the years ended December 31, 2019 and 2018 was 212 days and 225 days, respectively.

Our management reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, we consider several factors, including the age of the balance, the customer's payment history, and current credit-worthiness, and current economic trends. Typically, the Company includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. As of December 31, 2019 and 2018, the unbilled receivable of $8,986,723 and $10,929,884 were included in accounts receivable, respectively. Due to the business disruption caused by COVID-19, many of our customers have delayed their payments to us, which caused the significant increase in our aged accounts receivable balance over one year and slow collection progress in the first half of 2020. Given the uncertainties in the timing of the ultimate collection, we increased the estimated probability of default and credit loss, as a result, our provision for doubtful accounts increased by $2.9 million in 2019 comparing to 2018 and we also wrote off approximately $2.0 million accounts receivable after our exhaustive collection efforts.

As of June 12, 2020, approximately $3.0 million (or 23.0%) of total accounts receivable as of December 31, 2019 was collected. It represented 19.0% of billed accounts receivable balance and 27.7% of unbilled accounts receivable balance as of December 31, 2019 were subsequently collected, respectively.

Investing Activities

Net cash used in investing activities was approximately $3.6 million for fiscal 2019, as compared to approximately $1.3 million for fiscal 2018. Cash used in investing activities for fiscal 2019 was mainly due to approximately $2.9 million spending on capitalized development costs and purchase of office equipment and furniture and approximately $0.7 million loan to third parties. Cash used in investing activities for fiscal 2018 was mainly due to approximately $2.2 million spending on capitalized development costs and purchase of office equipment and furniture, offset by approximately $0.8 million collection on loan to others.

Financing Activities

Net cash from financing activities was approximately $7.9 million for fiscal 2019, as compared to approximately $0.6 million net cash used in financing activities for fiscal 2018. Net cash provided by financing activities for the year ended December 31, 2019 mainly included $8.0 million net proceeds from IPO, $1.6 million proceeds from bank loan, offset by repayment of $1.6 million bank loan. Net cash from financing activities for the year ended December 31, 2018 was mainly due to proceeds from bank loan of $1.6 million offset by repayment of bank loan of $0.2 million and repayment of related party advance of $0.6 million.

Capital Expenditures

The Company made capital expenditures of $2.9 million and $2.2 million for the years ended December 31, 2019 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had an outstanding bank loan of approximately $1.6 million as of December 31, 2019. The Company has also entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2022.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$402,949	$269,414	$133,535	$-	$-
Bank loans	1,580,018	1,580,018	-	-	-
Total	$1,982,967	$1,849,432	$133,535	$-	$-

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$286,352	$176,204	$110,148	$-	$-
Bank loans	1,527,162	1,527,162	-	-	-
Total	$1,813,514	$1,703,366	$110,148	$-	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2019 and 2018 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, notes and accounts receivable, due from related parties, prepayments, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables, due to related party and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

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

Prepayments, deposit and other assets

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

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures, and furniture	3-10 years
Automobiles	5-8 years
Capitalized development costs and software acquired	5-10 years
Computer equipment	5 years

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

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the year ended December 31, 2019 were presented under ASC 606, and revenues for the years ended December 31, 2018 and 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”).To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company sometimes provides a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Company believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Company also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the company performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

The Company assesses that application development service, PCS or specific service and service-type warranty service, if applicable, are distinct performance obligations in the application development service contracts. The Company provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Company’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Company controls the IT equipment before they are transferred to the customer. The Company has the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Company considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. The Company assesses the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers does not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to $2,999,411 and Nil as of December 31, 2019 and 2018, respectively. There was no contract acquisition costs as of December 31, 2019 and 2018.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2019 and 2018, the balance of customer deposits amounted to $136,763 and $142,359, respectively. As of December 31, 2019 and 2018, the balance of deferred revenue amounted to $1,183,545 and $1,268,451, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019 and 2018. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. On November 15, 2019, the FASB issued ASU 2019-10, which amends the effective dates for certain major new accounting standards, including Topic 842, to give implementation relief to certain types of entities. As an emerging growth company, the Company can adopt Topic 842 on January 1, 2021. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. The Company does not believe that this will have an impact on its financial statements. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

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

Name	Age	Position
Ban Lor	62	Co-CEO and co-Chairman of the Board
Stewart Lor	57	Co-CEO, CFO, President, and co-Chairman of the Board
Liping Shu	42	Chief Marketing Officer
Xiuhe Jiang	63	Chief Product Officer
Tianfei Feng	45	Chief Research and Development Officer
Yuping Ouyang (1) (4)	46	Independent Director
Guoquan Wang (2)	63	Independent Director
Bo Wu (3)	63	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Ban Lor is a founder of our Company and Powerbridge Zhuhai. He serves as our co-CEO and co-Chairman of the Board. From the inception of the Company to October 2019, Mr. Lor served as our President, CEO and Chairman of the Board. Prior to founding our Company in 1997, Mr. Lor was a founder and served as CEO and Chairman of the Board at Lorons International Corporation, a global trade and manufacturing company from August 1988 to October 1995. Mr. Lor holds a B.S. in Electrical Engineering from State University of New York at Stony Brook and a M.B.A in General Management from New York Institute of Technology. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our CEO as well as his extensive experience managing global trade application and technology service business.

Stewart Lor is a co-founder of our Company and has been serving as our co-CEO, President, and co-Chairman of the Board since October 2019. Mr. Lor has been serving on our board of directors and as our CFO since August 2018. Previously, he served on our board of directors and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our cofounder and CFO.

Mr. Liping Shu has been working at Zhuhai Powerbridge, the wholly-owned subsidiary of the Company, since April 2004. Mr. Su has been the Chief Marketing Officer of Zhuhai Powerbridge since March 2020 and the Executive Vice President of Zhuhai Powerbridge since March 2017. Before that, he served as the General Manager of Business Department for Zhuhai Powerbridge from October 2006 to March 2017. From April 2004 to October 2006, Mr. Shu worked as the Manager of Marketing Development Department for Zhuhai Powerbridge. Mr. Shu holds a bachelor degree in E-commerce from University of Zhejiang and an Executive Master of Business Administration from University of Hunan.

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

Yuping Ouyang is an independent director of the Company. Ms. Ouyang has been serving as Chief Financial Officer at China Techfaith Wireless Communication Technology Limited, a NASDAQ listed company (CNTF) from August 2008 to present. She held various financial and accounting management positions at CNTF from September 2004 to July 2008. Prior to CNTF, she served as an auditor at Guangdong Kaowick CPAs and an account manager at Guangzhou Metro Corporation. Ms. Ouyang is a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accounts. She holds a B.A. in Management from Guangdong University of Foreign Studies and a MBA from Sun Yet-Sen University.

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

Bo Wu is an independent director of the Company. Mr. Wu served as Vice President at Capinfo, a provider of “digital and smart city” technology services from September 2008 to September 2017. He served as General Manager at Credit & Risk Management, a provider of consumer and corporate credit and risk information systems from March 2003 to August 2008. Mr. Wu held various management positions at Capinfo from October 2000 to February 2003. He holds a B.E. and M.S. in Optical Engineering from Huazhong University of Science and Technology and a PhD in Optical Instrumentation from a joint Ph.D. program by Institute of Applied Physics at Dalian University of Science and Technology and University of Bonn.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2019 and 2018 to each of the following named executive officers. The total amount was $0.9 million and $0.3 million in fiscal 2019 and 2018.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Ban Lor/co-CEO (1)	2018	$151,057	$-	$-	$151,057
	2019	$201,884	$5,965	$-	$207,809	(7)

Stewart Lor/co-CEO and CFO (2)	2018	$60,423	$-	$-	$60,423
	2019	$154,321	$50,704	$-	$205,025	(8)

Xiuhe Jiang/Chief Product Officer (3)	2018	$46,767	$-	$3,474	$50,242
	2019	$48,977	$11,930	$-	$60,907

Tianfei Feng/Chief Research and Development Officer (4)	2018	$47,704	$-	$5,287	$52,991
	2019	$71,847	$28,335	$-	$100,182

Liping Shu/Chief Marketing Officer (5)	2018	$-	$-	$-	$-
	2019	$93,079	$50,704	$-	$143,783

Nanfang Li/Chief Strategy Officer (6)	2018	$40,785	$-	$4,079	$44,864
	2019	$49,218	$29,826	$-	$79,044

(1)	Appointed Chairman, President and CEO effective as of August 2018 and resigned as President as of October 2019.

(2)	Appointed CFO effective as of August 2018 and appointed as co-Chairman and co-CEO as of October 2019.

(3)	Appointed Chief Product Officer effective as of August 2018.

(4)	Appointed Chief Research and Development Officer as of August 2018.

(5)	Appointed Chief Marketing Officer as of March, 2020.

(6)	Appointed as Chief Strategy Officer as of August 2018 and resigned from such position in July 2019.

(7)	The Company paid $112,405 to Ban Lor after the IPO.

(8)	The Company paid $173,766 to Stewart Lor after the IPO.

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

Liping Shu Offer Letter

Mr. Liping Shu has received an offer letter from the Company (the “Offer Letter”) on March 27, 2020, which sets his annual compensation of US$76,000 with a target annual bonus equal to 60% of the base salary. The Offer Letter also grants Mr. Shu an option, to be issued under the Company’s 2018 Incentive Plan, to purchase an aggregate of 68,000 ordinary shares of the Company at a price no less than the market price of the Company’s ordinary shares at issuance, subject to certain vesting schedule, and establishes other terms and conditions governing his service for the Company.

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

Our Nominating Committee consists of consists of 3 members, Yuping Ouyang, Guoquan Wang and Bo Wu, with Bo Wu serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

D. Employees

As of the date of this Annual Report, we had a total of 248 full-time employees, of which 118 are in research and development, 42 are in sales and marketing, 54 are in technical and customer services, and 34 are in general administration.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Ordinary Shares held by them are located in the United States. Applicable percentage ownership is based on 9,175,288 Ordinary Shares outstanding as of June 18, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Percentage
Ban Lor (1)	4,602,332	50.16%
Stewart Lor (2)	1,759,383	19.17%
Xiuhe Jiang (1)(3)*	30,007	0.33%
Yuping Ouyang **	0	-
Guoquan Wang **	0	-
Bo Wu **	0	-

All directors and executive officers as a group (5 persons)	6,361,715	69.34%

Hybridge Holdings Ltd. (1)	3,588,169	39.11%
Hogstream International Ltd. (2)	1,759,383	19.17%
5% or greater beneficial owners as a group	5,347,552	58.28%

*	Less than 1%.

**	Ms. Yuping Ouyang has been appointed and accepted appointment as our independent director, effective as of October 23, 2018. Messrs. Gouquan Wang and Bo Wu have been appointed and accepted appointments as our independent directors, effective as of October 22, 2018.

(1)	Consists of 3,588,1694 Ordinary Shares held by Hybridge Holding Ltd., a British Virgin Islands company (“Hybridge”) which is 100% owned by Ban Lor; 339,680 Ordinary Shares held by Sunbrook One Ltd., a British Virgin Islands company (“Sunbrook”) which Ban Lor, together with his spouse, Mrs. Lor, owns and controls 65.35% equity interest and voting power; 338,082 Ordinary Shares held by Bitlakes Holdings Ltd., a British Virgin Islands company (“Bitlakes”) which Ban Lor owns and controls 50.75% equity interest and voting power; and 336,401 Ordinary Shares held by Foxbit Holdings Ltd., a British Virgin Islands company (“Foxbit”) which Ban Lor owns and controls 50.98% equity interest and voting power. The principal office address for Hybridge, Sunbrook, Bitlakes and Foxbit is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(2)	Includes 1,759,383 Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 30,007 Ordinary Shares beneficially owned by Xiuhe Jiang through his 8.92% equity interest in Foxbit Holdings Ltd.

As of the date of this Annual Report, there were 21 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

The following is a description of transactions since the beginning of the Company’s preceding three financial years up to the date hereof, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Prepaid expense –related parties:

The Company incurred consulting fee prepayment of $121,144 to Guangzhou Hongqiao Blockchain Co., Ltd., which the Company has significant influence over with. The fee prepayment to Hongqiao Blockchain Co., Ltd is non- interest bearing and in short-term nature.

For the year ended December 31, 2019, the Company incurred consulting fee prepayment $685,167 to Hengqin Baisheng Investment, GP, which was a non-controlling shareholder of Powerbridge Ningbo. The fee prepayment is non-interest bearing and in short-term in nature.

Due from related party.

As of December 31, 2019, the Company advanced $370,000 to Mr. Zongbo Jiang, the legal representative of Guangzhou Hongqiao Blockchain Co., Ltd, which the Company has significant influence over with. The balance due from Mr. Zongbo Jiang is at interest bearing with annual interest rates approximately 5.3% and due on July 31, 2020.

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

Due to related party.

Due to related party mainly represents the unpaid expenses to Ling Lor, wife of CEO and director of the Company. The balance due to Ling Lor was $6,538 and Nil as of December 31, 2019 and December 31, 2018, respectively, which is non-interest bearing, non-collateralized and due on demand.

Short term bank loan.

On March 2, 2018, Powerbridge Zhuhai entered into a loan agreement with China Construction Bank to obtain a loan of $218,166 for a term of one year and at a fixed annual interest rate of 7.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the co-Chairman and co-CEO of the Company, and his family member. The loan was fully repaid upon maturity on March 4, 2019.

On October 8, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 5.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the co-Chairman and co-CEO of the Company, and his family member. The loan was fully repaid upon maturity on October 14, 2019.

On December 7, 2018, Powerbridge Zhuhai entered into another loan agreement with Bank of China to obtain a loan of $727,220 for a term of one year and at a fixed annual interest rate of 5.2%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $109,083 as of December 31, 2018. The loan was fully repaid upon maturity.

On December 3, 2018, Powerbridge Zhuhai entered into a loan agreement with Dongguan Bank to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 7.0%. The bank loan was guaranteed by a third party guarantee company and Mr. Ban Lor and his family. The loan was fully repaid upon maturity.

On February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $430,923 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $172,369. The loan was fully repaid upon maturity.

On April 25, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,149,095 for a term of one year and at a floating rate based on prime borrowing rate in PRC. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid upon maturity.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 5.7% in fiscal year 2018 and further depreciated by 1.3% in fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, in relation to our initial public offering of 2,012,500 Ordinary Shares (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019). The Ordinary Shares were sold at an offering price of $5.00 per share, generating gross proceeds of approximately $10.06 million, and net proceeds of approximately $8.0 million. The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 122,500 Ordinary Shares.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $4.0 million for research and development; approximately $1.0 million for sales and marketing effort; and approximately $3.0 million for working capital and general corporate purposes. We used a portion of the proceeds from the IPO to accelerate our R&D in order to expedite our service offerings to drive product adoption. We believe our domain knowledge, product expertise and customer relationships will enable us to capture significant market share with Powerbridge BaaS Services when we start our commercialization of such services. Powerbridge BaaS Services is currently available to limited customers with designated use case and is still under development for better use case.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2019 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2019 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting,  as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2019. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Friedman LLP for the periods indicated:

	December 31, 2019	December 31, 2018
Audit Fees	$190,000	$205,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$190,000	$205,000

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Powerbridge Technologies Co., Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Form of Underwriting Agreement*

3.1	Third Amended and Restated Memorandum and Articles of Association*

4.1	Specimen Ordinary Share Certificate****

4.2	Form of Underwriter Warrant****

10.1	2018 Stock Option Plan***

10.2	Form of Employment Agreement**

10.3	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017**

10.4	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016**

10.5	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017**

10.6	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016**

10.7	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016**

10.8	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016**

10.9	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016**

10.10	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015**

10.11	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017**

10.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016**

10.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015**

10.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014**

10.15	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018**

10.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018**

10.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018**

10.18	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of October 23, 2018**

10.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018**

10.20	Employment Agreement between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of August 18, 2018**

10.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018**

10.22	Employment Agreement between Powerbridge Technologies Co., Ltd. and Xuehe Jiang dated as of August 18, 2018**

10.23	Employment Agreement between Powerbridge Technologies Co., Ltd. and Tianfei Feng dated as of August 18, 2018**

10.24	Employment Agreement between Powerbridge Technologies Co., Ltd. and Nanfang Li dated as of August 18, 2018**

10.25	Unofficial English Translation of Technology Development Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Project Department of Guiyang Gaimao Railway Port Construction (Phase I project) of No.3 Engineering Company of China Railway No.8 Engineering Group Co., Ltd. dated as of September 1, 2019

10.26	Unofficial English Translation of Sales Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Wuhan Borui Int Technology Co., LTD. dated as of June 28, 2019

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Conduct and Ethics**

21.1	List of Subsidiaries of the Registrant****

24.1	Power of Attorney (included on signature page)*

99.1	Charter of the Audit Committee**

99.2	Charter of the Compensation Committee**

99.3	Charter of the Nominating and Corporate Governance Committee**

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

***	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

****	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Ban Lor
Name:	Ban Lor
Title:	Co-Chief Executive Officer (Principal Executive Officer)

Dated:	June 24, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Powerbridge Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Powerbridge Technologies Co., Ltd. and Subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three- year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

June 24, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash	$5,699,106	$4,348,635
Restricted cash	172,369	669,525
Notes receivable	215,462	309,796
Accounts receivable, net	11,421,195	15,479,437
Prepaid expense – related parties	806,311	-
Due from related parties	370,000	154,083
Loans to third parties	740,000	47,997
Contract costs	2,999,411	-
Prepayments, deposits and other current assets, net	623,962	1,098,009
Total Current Assets	23,047,816	22,107,482

Property and equipment, net	6,564,640	4,707,112
Prepayments, deposits and other assets, net	759,397	865,498
Deferred tax assets	309,111	87,416
Total Assets	$30,680,964	$27,767,508

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$1,580,018	$1,527,162
Notes payable	-	467,806
Accounts payable	19,773,556	16,231,682
Customer deposits	136,763	142,359
Deferred revenue	1,183,545	1,268,451
Salaries and benefits payable	1,219,584	836,558
Due to related party	6,538	-
Taxes payable	869,913	867,610
Total Current Liabilities	24,769,917	21,341,628
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.00166667 par value; 30,000,000 shares authorized, 8,967,748 and 6,905,248 shares issued and outstanding as of December 31, 2019 and 2018*	14,946	11,509
Shares subscription receivable*	-	(11,509)
Additional Paid-in Capital	15,878,438	5,519,507
Retained earnings (accumulated deficit)	(9,980,835)	806,002
Accumulated other comprehensive (loss) income	(1,487)	100,371
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	5,911,062	6,425,880
Non-controlling interest	(15)	-
Total Equity	5,911,047	6,425,880
Total Liabilities and Equity	$30,680,964	$27,767,508

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended
	December 31,
	2019	2018	2017
REVENUES:
Application development services	$15,720,676	$20,037,861	$19,362,813
Consulting and technical support services	3,307,662	2,390,948	1,418,110
Subscription services	1,066,720	723,458	847,631
Total revenues	20,095,058	23,152,267	21,628,554

COST OF REVENUES
Cost of application development services	12,553,556	14,140,094	13,206,606
Cost of consulting and technical support services	1,339,133	1,093,631	236,154
Cost of subscription services	137,658	84,936	97,069
Total cost of revenues	14,030,347	15,318,661	13,539,829

GROSS PROFIT	6,064,711	7,833,606	8,088,725

OPERATING EXPENSES
Sales and marketing	3,562,425	2,144,588	1,614,237
General and administrative	5,945,576	2,316,058	1,435,701
Provision for doubtful accounts	3,293,600	368,125	27,200
Research and development	2,163,658	1,992,228	1,151,985
Share based compensation	2,351,890	-	-
Total operating expenses	17,317,149	6,820,999	4,229,123

OPERATING (LOSS) INCOME FROM OPERATIONS	(11,252,438)	1,012,607	3,859,602

OTHER INCOME	252,109	584,209	553,475

(LOSS) INCOME BEFORE INCOME TAXES	(11,000,329)	1,596,816	4,413,077

INCOME TAX (BENEFITS) EXPENSES	(213,347)	43,190	434,882

NET (LOSS) INCOME	(10,786,982)	1,553,626	3,978,195

Less: (loss) income attributable to non-controlling interests	(145)	7,336	(6,671)
NET (LOSS) INCOME ATTRIBUTABLE TO POWERBRIDGE	(10,786,837)	1,546,290	3,984,866

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(101,857)	(339,238)	221,132
COMPREHENSIVE (LOSS) INCOME	(10,888,839)	1,214,388	4,199,327
Less: comprehensive (loss) income attributable to non-controlling interest	(144)	6,928	(6,928)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO POWERBRIDGE	$(10,888,695)	$1,207,460	$4,206,255

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	8,388,481	6,905,248	6,905,248
(LOSS) EARNINGS PER SHARE
Basic and diluted	$(1.29)	$0.22	$0.58

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Share subscription receivable	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Non-controlling interest	Accumulated other comprehensive) income (loss)	Total equity
Balance, December 31, 2016	6,905,248	$11,509	$(11,509)	$5,519,507	$(4,725,154)	$-	$217,812	$1,012,165
Net income (loss) for the year	-	-	-	-	3,984,866	(6,671)	-	3,978,195
Foreign currency translation adjustment	-	-	-	-	-	(257)	221,389	221,132

Balance, December 31, 2017	6,905,248	11,509	(11,509)	5,519,507	(740,288)	(6,928)	439,201	5,211,492
Net income for the year	-	-	-	-	1,546,290	7,336		1,553,626
Foreign currency translation adjustment	-	-	-	-	-	(408)	(338,830)	(339,238)
Balance, December 31, 2018	6,905,248	$11,509	$(11,509)	$5,519,507	$806,002	$-	$100,371	$6,425,880
Issuance of shares –initial public offering, net of issuance costs	2,012,500	3,354	11,509	8,007,124	-	-	-	8,021,987
Capital contribution by non-controlling shareholder	-	-	-	-	-	129	-	129
Restricted shares issued for services	50,000	83	-	18,347	-	-	-	18,430
Options granted for services	-	-	-	2,333,460	-	-	-	2,333,460
Net loss for the year	-	-	-	-	(10,786,837)	(145)	-	(10,786,982)
Foreign currency translation adjustment	-	-	-	-	-	1	(101,858)	(101,857)
Balance, December 31, 2019	8,967,748	$14,946	$-	$15,878,438	$(9,980,835)	$(15)	$(1,487)	$5,911,047

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$(10,786,982)	$1,553,626	$3,978,195
Adjustments to reconcile net income from operations to net cash provided by (used in)
operating activities:
Depreciation and amortization	952,204	643,265	313,554
Provision for doubtful accounts	3,293,600	368,125	27,200
Share based compensation	2,351,890	-	-
Loss from disposal of property and equipment	18,916	1,994	7,414
Deferred tax (benefit) provision	(224,511)	(69,898)	27,907
Changes in assets and liabilities:
Notes receivable	91,197	(322,288)	-
Accounts receivable	620,210	(3,606,159)	(7,328,948)
Contract costs	(3,022,727)	-	-
Prepayments, deposits and other assets	542,727	(766,322)	241,028
Accounts payable	3,772,182	4,949,114	4,018,111
Notes payable	(465,598)	486,669	-
Salaries and benefits payable	395,781	(217,606)	22,248
Prepaid expense – related parties	(812,579)	-	-
Taxes payable	13,160	(331,381)	445,865
Deferred revenue	(69,719)	528,679	319,604
Customer deposits	(3,861)	(287,523)	(784,317)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,334,110)	2,930,295	1,287,861

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to third parties	(692,230)	844,554	(439,409)
Purchases of property and equipment	(2,901,891)	(2,162,385)	(1,835,643)
Proceeds from disposal of property and equipment	-	-	53,870
NET CASH USED IN INVESTING ACTIVITIES	(3,594,121)	(1,317,831)	(2,221,182)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	1,592,300	1,588,742	221,965
Repayments of bank loans	(1,519,955)	(226,963)	-
Proceeds from Initial Public Offering	10,062,500	-	-
Payment of Initial Public Offering costs	(2,040,513)	-	-
Payments to related parties	(370,000)	(763,288)	(752,094)
Proceeds from related parties	159,944	-	44,393
Capital contribution by non-controlling shareholder	129	-	-
NET CASH PROVIDE BY (USED IN) FINANCING ACTIVITIES	7,884,405	598,491	(485,736)

EFFECT OF EXCHANGE RATE CHANGES	(102,859)	(249,345)	175,873

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	853,315	1,961,610	(1,243,184)

CASH AND RESTRICTED CASH - beginning of year	5,018,160	3,056,550	4,299,734

CASH AND RESTRICTED CASH - end of year	$5,871,475	$5,018,160	$3,056,550

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$123,278	$19,385	$22,134
Income taxes	$107,074	$296,487	$106,454
NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Unpaid Furniture and fixture costs accrued	$-	$-	$108,458
Reclassification of deferred offering costs to additional paid in capital	400,640	-	-
Warrants issued to placement agents in connection with the Company’s Initial Public Offering	356,200	-	-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$5,699,106	$4,348,635	$2,958,674
Restricted cash	172,369	669,525	97,876
Total cash and restricted cash	$5,871,475	$5,018,160	$3,056,550

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”), is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries (collectively the “Company”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Ban Lor, the Company’s Chairman of the Board and Chief Executive Officer (“CEO”), together with his brother, Mr. Stewart Lor, the Company’s Chief Financial Officer (“CFO”) are the ultimate Controlling Shareholders of the Company.

Recent developments

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters' over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO was $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

On June 21, 2019, the Company incorporated Wuhan Honggang Technology Co. Ltd. (“Wuhan Honggang”) in Hubei province under the law of the PRC. Wuhan Honggang is 60% owned by the Company and 40% owned by a third party. Wuhan Honggang is engaged in application development service and Internet of Things (“IOT”) system developments.

On August 19, 2019, Shantou Hongrui Information Technology Co. Ltd. (“Shantou Hongrui”) incorporated in Guangdong province under the law of the PRC. By the date of this report, Shantou Hongrui has not commenced its operations and is currently 38% owned by the Company and 62% owned by three minority shareholders. Shantou Hongrui is engaged in IT system development and integration service.

On September 2, 2019, the Company with two unrelated individuals incorporated Chongqing Powerbridge Zhixin Technology Co., Ltd (“Chongqing Powerbridge”) and the Company owns 45% equity interest in Chongqing Powerbridge. By the date of this report, Chongqing Powerbridge has not commenced its operations and the Company has not injected any capital to the business. Chongqing Powerbridge is engaged in IT system development and technical consulting service.

On September 29, 2019, the Company incorporated Ningbo Powerbridge Pet Products E-commerce Co. Ltd. (“Ningbo Powerbridge”) in Zhejiang province under the law of the PRC. Ningbo Powerbridge is 60% owned by the Company and 40% owned by two unrelated individuals. Ningbo Powerbridge is engaged in development of e-commerce systems for pet industry.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting production, creating supply chain and market disruption. The Company has experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position.

Reorganization

A reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiaries, Powerbridge Technologies Co., Limited (“Powerbridge HK”), a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Zhuhai Powerbridge Technology Co., Ltd. (“Powerbridge Zhuhai”) to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, the Company issued 11,508,747 shares of the Company with par value 0.001 per share to the former shareholders of Powerbridge Zhuhai. On February 10, 2019, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 30,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding immediately after the reverse stock split. The Company has retroactively adjusted all shares and per share data for all the periods presented.

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

Liquidity

For the year ended December 31, 2019, the Company had $1,722,101 negative working capital and incurred a net loss of $10,786,982. For fiscal 2019, the Company generated negative cash flow from operations of $3,334,110. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections. The COVID-19 pandemic created significant economic uncertainty and volatility in the credit and capital markets since December 2019. Many of its customers have delayed their payments to the Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year and slow collection progress in the first half of 2020. Given the uncertainties in the timing of the ultimate collection, the Company increased the estimated probability of default and credit loss, as a result, the provision for doubtful accounts increased to $3.3 million in 2019 and the Company also wrote off approximately $2.0 million accounts receivable after the exhaustive collection efforts.

Given the ongoing COVID-19 pandemic, challenging market conditions resulting in significant spending cuts, the Company continues to remain focused on maintaining adequate liquidity. Over the near term, The Company plans to adjust its overall cost structures commensurate with the expected level of activities. In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2019, the Company had cash of approximately $5.7 million. To support its working capital, on January 9, 2020 and March 4, 2020, the Company entered into two working capital loan agreements with Bank of China to obtain loans of $718,205 and $430,923 for a term of one year and at fixed annual interest rates of 4.45% and 4.65%, respectively. The bank loans were guaranteed by Mr. Ban Lor. On January 2, 2020 and January 10, 2020, the Company entered into two working capital loan agreements with Guangfa Bank to obtain loans in aggregated of $2,154,615 for a term of one year and at a fixed annual interest rates of 4.6%. From March 16, 2020 to April 1, 2020, the Company entered into various working capital loan agreements with Bank of Communication to obtain loans in aggregated of $1,436,377 with all maturity dates on October 8, 2020 and at a fixed annual interest rates of 5.0%. The Company believes that its cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operates. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, notes and accounts receivable, due from related parties, prepayments, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables, due to related party and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2019 and 2018, cash balances were $5,699,106 and $4,348,635, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Restricted cash

Restricted cash mainly represents security deposits as required by certain customers on the Company’s projects. The deposits in restricted bank accounts cannot be withdrawn until the Company completes the related projects. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements. As of December 31, 2019 and 2018, the restricted cash balance related to security deposits required by customers was $nil and $92,636, respectively. In addition, as of December 31, 2019 and 2018, restricted cash also consists of cash equivalents of $172,369 and $576,889 used as collateral to secure short-term bank notes payable (Note 8) and bank borrowings (Note 9), respectively. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The bank notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, the related restricted cash is classified as a current asset.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. On January 1, 2018, the Company adopted this guidance on a retrospective basis.

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

Notes receivable

Notes receivable represents guaranteed bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged by certain customers with the related financial institutions to settle their purchases from the Company. The carrying amount of notes receivable approximates fair value.

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

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	3-10 years
Automobiles	5-8 years
Capitalized development costs and software acquired	5-10 years
Computer equipment	5 years

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

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended December 31, 2019, 2018 and 2017, the Company recognized nil impairment for the long-lived assets.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the year ended December 31, 2019 were presented under ASC 606, and revenues for the years ended December 31, 2018 and 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”).To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

The Company’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company sometimes provides a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Company believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Company also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the company performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

The Company assesses that application development service, PCS or specific service and service-type warranty service, if applicable, are distinct performance obligations in the application development service contracts. The Company provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Company’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Company controls the IT equipment before they are transferred to the customer. The Company has the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Company considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. The Company assesses the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers does not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiary in PRC are subject to a 6% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to $2,999,411 and Nil as of December 31, 2019 and 2018, respectively. There was no contract acquisition costs as of December 31, 2019 and 2018.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2019 and 2018, the balance of customer deposits amounted to $136,763 and $142,359, respectively. As of December 31, 2019 and 2018, the balance of deferred revenue amounted to $1,183,545 and $1,268,451, respectively.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2019, 2018 and 2017, the advertising expense amounted to $61,174, $21,168 and Nil, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019, 2018 and 2017. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2019, since the company had a loss, basic and dilutive loss per share are the same. For the years ended December 31, 2018 and 2017, there were nil potential dilutive ordinary shares.

Share-Based compensation

The Company accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation, and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, for employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Company’s common stock.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2019, and December 31, 2018, the aggregate amount of cash and restricted cash of $5,533,476 and $5,006,037, respectively, were held at major financial institutions in PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 5.7% in fiscal year 2018 and further depreciated by 1.3% in fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(c)	Significant customers

For the year ended December 31, 2019, two customers accounted 21.8% and 10.7% of the Company’s total revenues. For the year ended December 31, 2018, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2017, two customers accounted for 17.2% and 13.1% of the Company’s total revenues. As of December 31, 2019, no customer accounted for more than 10% of the Company’s accounts receivable. As of December 31, 2018, two customers accounted for 12.2% and 10.7% of the Company’s accounts receivable.

(d)	Significant suppliers

For the year ended December 31, 2019, one supplier accounted for 22.7% of the Company’s total purchases. For the year ended December 31, 2018, three suppliers accounted for 12.9%, 11.2% and 10.3% of the Company’s total purchases. For the year ended December 31, 2017, two suppliers accounted for 16.6% and 12.1% of the Company’s total purchases. As of December 31, 2019, one supplier accounted for 11.4% of the Company’s total accounts payable. As of December 31, 2018, two suppliers accounted for 10.6% and 10.0% of the Company’s total accounts payable.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. The Company reclassified loan to third parties balance of $47,997 from prepayments, deposits and other current assets, net as of December 31, 2018 and reclassified provision for doubtful accounts of $368,125 and $27,200 from general and administrative expenses for the years ended December 31, 2018 and 2017, respectively, and reclassification of certain related party transactions in cash flow from operating activities to financing activities, which had no effect on the Company’s previously reported results of operations.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. In January 2018, the FASB issued ASU 2018-01, Leases: Land Easement Practical Expedient for Transition. This ASU clarifies the accounting and reporting of land easements. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” (“ASU 2018-10”), to clarify how to apply certain aspects of the new lease accounting standard. The amendments in this update, among other things, better articulates the requirement for a lessee’s reassessment of lease classification as of the effective date of a modification, clarifies that a change to an index or rate for variable lease payments does not constitute a resolution of a contingency that would result in the remeasurement of lease payments, and requires entities that apply Topic 842 retrospectively to each reporting period and do not adopt the practical expedients to write off any prior unamortized initial direct costs that do not meet the definition under Topic 842 to equity. The amendments in this update have the same effective date and transition requirements as the new lease standard summarized above. Also, in July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” (“ASU 2018-11”), to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. On November 15, 2019, the FASB issued ASU 2019-10, which amends the effective dates for certain major new accounting standards, including Topic 842, to give implementation relief to certain types of entities. As an emerging growth company, the Company can adopt Topic 842 on January 1, 2021. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

 In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. The Company does not believe that this will have an impact on its financial statements. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31
	2019	2018

Accounts receivable	$13,090,853	$15,871,970
Less: Allowance for doubtful accounts	(1,669,658)	(392,533)
Total accounts receivable, net	$11,421,195	$15,479,437

Unbilled accounts receivable included in accounts receivable above amounted to $8,986,723 and $10,929,884 as of December 31, 2019 and 2018, respectively. The unbilled accounts receivables as of December 31, 2019 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of June 12, 2020, approximately $3.0 million (or 23.0%) of total accounts receivable as of December 31, 2019 was collected. It represented 19.0% of billed accounts receivable balance and 27.7% of unbilled accounts receivable balance as of December 31, 2019 were subsequently collected, respectively.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2019	2018	2017

Beginning balance	$392,533	$36,285	$15,083
Provision for doubtful accounts	3,276,200	372,635	19,440
Written-off	(1,984,244)	-	-
Foreign currency translation adjustments	(14,831)	(16,387)	1,762
Ending balance	$1,669,658	$392,533	$36,285

For the year ended December 31, 2019, the Company wrote off $1,984,244 accounts receivable related to two customers and the related doubtful accounts after exhaustive collection efforts and the Company assessed the collectability on those accounts are remote, due to customer’s bankruptcy or final settlement reached for certain project.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2019	2018

Advances to suppliers	$31,449	$138,464
Security deposits *	755,886	857,676
Advances to employees	91,108	248,191
Prepaid expense	377,501	222,862
Deferred offering cost	-	400,640
Others	158,554	109,721
	1,414,498	1,977,554
Less: Long term portion	(759,397)	(865,498)
Allowance for doubtful accounts	(31,139)	(14,047)
Prepayments, deposits and other assets – current portion	$623,962	$1,098,009

*	Security deposits represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2019	2018	2017

Beginning balance	$14,047	$19,422	$10,648
(Recovery) provision for doubtful accounts	17,400	(4,510)	7,760
Foreign currency translation adjustments	(308)	(865)	1,014
Ending balance	$31,139	$14,047	$19,422

Note 5 — Loans to third parties

The Company had unsecured, interest-bearing loan receivables from various third parties. The maturity of these loans are generally within one year. For the years ended December 31, 2019 and 2018, the loans to third parties amounted to $740,000 and $47,997 with annual interest rates approximately 5.3% and 10%, respectively. Subsequently, the Company collected $247,063 from loans to third parties and the Company expected to fully collect the loans to third parties balance by July 2020.

Note 6 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,
	2019	2018

Computer equipment	$409,346	$320,406
Office equipment, fixtures and furniture	1,953,259	2,077,831
Capitalized development cost and software acquired	6,027,310	3,307,285
Automobiles	154,788	129,301
Subtotal	8,544,703	5,834,823
Less: accumulated depreciation and amortization	(1,980,063)	(1,127,711)
Total	$6,564,640	$4,707,112

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Property and equipment, net (continued)

Depreciation and amortization expense for the years ended December 31, 2019, 2018 and 2017 amounted to $299,959, $272,458 and $126,580, respectively. The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions for internal use incurred during the application development stage. The amortization expense for the years ended December 31, 2019, 2018 and 2017 totaled $652,245, $370,807 and $186,974, respectively.

The estimated amortization of capitalized development cost is as follows:

Twelve months ending December 31,	Estimated amortization expense
2020	$1,050,292
2021	1,132,944
2022	997,970
2023	827,450
2024	682,677
Thereafter	-
Total	$4,691,333

Note 7 — Related party balances and transactions

Related party transactions and balances

a.	Prepaid expense – related parties

The Company incurred consulting fee prepayment of $121,144 to Guangzhou Powerbridge Blockchain Co., Ltd., which the Company has significant influence over with. The fee prepayment to Powerbridge Blockchain Co., Ltd is non- interest bearing and in short-term nature.

For the year ended December 31, 2019, the Company incurred consulting fee prepayment $685,167 to Hengqin Baisheng Investment, GP, which was a non-controlling shareholder of Powerbridge Ningbo. The fee prepayment is non-interest bearing and in short-term in nature.

b.	Due from related parties:

As of December 31, 2019, the Company advanced $370,000 to Mr. Zongbo Jiang, the legal representative of Guangzhou Hongqiao Blockchain Co., Ltd, which the Company has significant influence over with. The balance due from Mr. Zongbo Jiang is at interest bearing with annual interest rates approximately 5.3% and due on July 31, 2020.

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

Due to related party mainly represents the unpaid expenses to Ling Lor, wife of CEO and director of the Company. The balance due to Ling Lor was $6,538 and $Nil as of December 31, 2019 and December 31, 2018, respectively, which is non-interest bearing, non-collateralized and due on demand.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Notes payable

The Company’s notes payable consisted of the following:

	December 31, 2019	December 31, 2018

Bank notes payable from Bank of Communication	$-	$467,806

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

Note 9 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2019	December 31, 2018

Loan from China Construction Bank	$-	$218,166
Loan from Bank of Communication	1,149,095	290,888
Loan from Bank of China	430,923	727,220
Loan from Dongguan Bank	-	290,888
	$1,580,018	$1,527,162

On March 2, 2018, Powerbridge Zhuhai entered into a loan agreement with China Construction Bank to obtain a loan of $218,166 for a term of one year and at a fixed annual interest rate of 7.4%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid upon maturity on March 4, 2019.

On October 8, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 5.4%. The bank loan was guaranteed by Mr. Ban Lor and his family. The loan was fully repaid upon maturity on October 14, 2019. On April 25, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,149,095 for a term of one year and at a floating rate based on prime borrowing rate in PRC. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid upon maturity.

On December 7, 2018, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $727,220 for a term of one year and at a fixed annual interest rate of 5.2%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $109,083 as of December 31, 2018. On February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $430,923 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $172,369 as of December 31, 2019. The loan was fully repaid upon maturity.

On December 3, 2018, Powerbridge Zhuhai entered into a loan agreement with Dongguan Bank to obtain a loan of $290,888 for a term of one year and at a fixed annual interest rate of 7.0%. The bank loan was guaranteed by a third party guarantee company and Mr. Ban Lor and his family. In addition, the Company’s account receivable in the amount of $847,696 was pledged to the third party guarantee Company to support the guarantee. The loan fully repaid upon maturity on December 11, 2019.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Bank loans (continued)

For the years ended December 31, 2019, 2018 and 2017, interest expense was $123,278, $19,385 and $13,111, respectively, with the weighted average interest rate of 4.9%, 5.9% and 6.3%, respectively.

Note 10 — Taxes

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

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Company’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2017, which reduced its statutory income tax rate to 15%. In 2017, Powerbridge Zhuhai obtained the PRC Software Association’s “Key Software Enterprise” status and further reduced its income tax rate to 10%. The rest of the Company’s subsidiaries in PRC are subject to income tax rate of 25%.

The impact of the tax holidays noted above decreased income taxes by $3,392, $174,774 and $655,889 for the fiscal year 2019, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.00, $0.03 and $0.09 for the years ended December 31, 2019, 2018 and 2017, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2019	2018	2017

Current	$11,164	$113,088	$406,975
Deferred	(224,511)	(69,898)	27,907
Total income tax (benefits) expenses	$(213,347)	$43,190	$434,882

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2019	2018	2017

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	(16.9)%	(9.9)%	(15.0)%
R&D credits	(3.4)%	(12.7)%	(2.0)%
Change in valuation allowance and others	(2.8)%	0.3%	2.0%
Effective tax rate	1.9%	2.7%	10.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2019	2018

Deferred tax assets:
Provision for doubtful accounts	$255,119	$37,042
Depreciation and amortization	53,992	50,374
Net operating loss carryforward	272,815	-
Valuation allowance	(272,815)	-
Total deferred tax assets	$309,111	$87,416

As of December 31, 2019, the Company has approximately $1.8 million net operating loss (“NOL”) carryforwards with expirations by 2024. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $272,815 and nil valuation allowance against the deferred tax assets that the Company does not expect to realize at December 31, 2019 and 2018, respectively.

(b)	Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 6% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Company’s technology development business is exempted from VAT. Tax savings resulted from the VAT exemption amounted to $185,219, $233,345 and $540,149 for the years ended December 31, 2019, 2018 and 2017, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

(c)	Tax payable

Taxes payable consists of the following:

	As of December 31,
	2019	2018

Income taxes payable	$539,437	$642,215
VAT and other tax payable	330,476	225,395
Totals	$869,913	$867,610

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019 and 2018. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2019.

Note 11 — Equity

Ordinary Shares

The Company has 30,000,000 ordinary shares authorized with 0.00166667 par value each, and 8,967,748 and 6,905,248 ordinary shares issued and outstanding as of December 31, 2019 and 2018, respectively.

●	Recapitalization

Powerbridge was established under the laws of Cayman Islands on July 27, 2018. The original authorized number of Ordinary Shares was 500,000,000 shares with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 10-1. After the reverse stock split, the Company’s authorized number of Ordinary Shares became 50,000,000 shares with par value of $0.001 per share and 11,508,747 shares were issued on August 27, 2018 at par value to the original shareholders of Powerbridge Zhuhai, the equivalent to share capital of $11,509. On February 10, 2019, the board of directors further approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 30,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding immediately after the reserve stock split. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

Ordinary Shares - continued

●	IPO

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters' over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO was $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

●	Public Offering Warrants

In connection with the IPO on April 4, 2019, the Company issued warrants totaling 122,500 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $5.50 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of December 31, 2019, the total number of warrants outstanding was 122,500 with weighted average remaining life of 4.26 years. No warrants were exercised as of December 31, 2019. The fair value of this Public Offering Warrants was $356,200, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $5.00, risk free rate of 2.2%; expected term of 5 years; exercise price of the warrants of $5.5, volatility of 71.9%; and expected future dividends of nil.

●	Restricted shares issued for consulting services

On September 30, 2019, the Company entered into a marketing development service agreement with an external consultant for service term of three years and agreed to 50,000 restricted shares as compensation. On November 28, 2019, the Company entered into a marketing development service agreement with another external consultants for service term of three years and agreed to 57,540 restricted shares as compensation. The aggregated fair value of those restricted shares was assessed at $335,469 based on the stock price of contract dates.

For the year ended December 31, 2019, the Company recorded a consulting fee expense of $18,430 included in the share based compensation expense. As of December 31, 2019, there were unrecognized share based compensation expense related to the restricted shares issued for consulting services amounted to $317,039.

As of December 31, 2019, the Company issued 50,000 restricted shares and issued the remaining 57,450 restricted shares in January 2020. For the year ended December 31, 2019, the aggregated of 107,540 restricted shares was included in the calculation of basic earning per shares in accordance with ASC 260-10-45-13.

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

On April 4, 2019, the Board approved to issue 1,050,500 stock options to its employees under 2018 stock option plan with exercise price of $5.0 per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024.

On April 4, 2019, the Board approved to issue 300,000 stock options to an external consultant under 2018 stock option plan with exercise price of $3.75 per share. These options were fully vested upon grant and will expire no later than April 3, 2029.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. For the year ended December 31, 2019, assumptions used to estimate the fair value of stock options on the grant dates are as follows:

Options granted in April 2019
Risk-free interest rate	2.3%-2.5%
Expected life of the options	5-10 years
Expected volatility	71.9%
Expected dividend yield	0%
Fair value	$4,376,500

A summary of activities of the stock options for the years ended December 31, 2019 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of January 1, 2019	-	-	-	-
Granted	1,350,500	4.72	-	-
Expired, forfeited or cancelled	-	-	-	-
Outstanding as of December 31, 2019	1,350,500	4.72	5.37	-
Exercisable as of December 31, 2019	421,500	4.11	7.82	-

For the year ended December 31, 2019, total share-based compensation expenses recognized for the share options granted were $2,333,460. As of December 31, 2019, there were $2,043,040 unrecognized share-based compensation expenses related to the share options granted.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

Additional paid-in capital

As of December 31, 2019 and 2018, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

Statutory reserve

Under PRC law, the Company’s subsidiary located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2019 and 2018, as a result, the statutory reserve balances were Nil as of December 31, 2019 and 2018.

Note 12 — Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2022. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2019 are as follow:

Twelve months ending December 31,	Minimum lease payment
2020	$269,414
2021	116,719
2022	16,816
Total	$402,949

Rent expense for the years ended December 31, 2019, 2018 and 2017 were $412,931, $331,904 and $183,998, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Segment reporting

For the years ended December 31, 2019 and 2018, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended
	December 31,
	2019	2018	2017
REVENUES:
Application development services*	$15,720,676	$20,037,861	$19,362,813
Consulting and technical support services	3,307,662	2,390,948	1,418,110
Subscription services	1,066,720	723,458	847,631
Total revenues	$20,095,058	$23,152,267	$21,628,554

*	For the year ended December 31, 2019 and 2018, in some application development service arrangements, the Company sold certain IT equipment prior to the delivery of the services. Such revenue of $1,554,428 and $8,069,594 was included in the application development service revenue for years ended December 31, 2019 and 2018, respectively.

Note 14 — Subsequent events

On March 27, 2020, the Company issued stock options to newly appointed chief Marketing officer under the Company’s 2018 Incentive Plan, to purchase an aggregated of 68,000, ordinary shares of the Company at a price no less than the market price of the Company’s ordinary shares at issuance, subject to certain vesting schedule, and establishes other terms and conditions governing his service for the Company.

On January 9, 2020 and March 4, 2020, the Company entered into two working capital loan agreements with Bank of China to obtain loans of $718,205 and $430,923 for a term of one year and at fixed annual interest rates of 4.45% and 4.55%, respectively. The bank loans were guaranteed by Mr. Ban Lor.

On January 2, 2020 and January 10, 2020, the Company entered into two working capital loan agreements with Guangfa Bank to obtain loans in aggregated of $2,154,615 for a term of one year and at a fixed annual interest rate of 4.60%.

From March 16, 2020 to April 1, 2020, the Company entered into various working capital loan agreements with Bank of Communication to obtain loans in aggregated of $1,436,377 with all maturity dates on October 8, 2020 and at a fixed annual interest rate of 5.003%.

On March 15, 2020, the Company signed a consulting agreement with an independent marketing professional with term of one year. Pursuant to the agreement, the Company agreed to pay total of 150,000 ordinary shares as compensation for the services after signing of the agreement. The Company issued 150,000 restricted ordinary shares on April 14, 2020. The fair value of those shares was assessed at approximately $332,100 based on the stock price of contract date.