Form 20-F
period 2020-12-31
Powerbridge Technologies Co., Ltd.
filed 2021-07-13
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ban Lor, Co-Chief Executive Officer

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

As of December 31, 2020, the issuer had 45,777,318 shares outstanding.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, and its subsidiaries and affiliated companies.

●	“Controlling Shareholders” refers collectively to Ban Lor and Stewart Lor.

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, and its subsidiaries and affiliated companies.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” is to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“Hongding Hong Kong” refers to Hongding Technology Co., Ltd., a Hong Kong company.

●	“Hongding Shenzhen” refers to Shenzhen Hongding Interconnect Technology Co., Ltd., a PRC company.

●	“IPO” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Technologies Co., Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Zhuhai Powerbridge Technology Co., Ltd., a PRC company.

●	“Powerbridge Beijing” refers to Beijing Powerbridge Technology Co., Ltd., a PRC company.

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

ii

●	“R&D” refers to research and development.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Ordinary Shares, par value $0.00166667 per share.

●	“United States,” “U.S.” and “US” refer to the United States of America.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB6.5250 to USD1.00, the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the years ended December 31, 2020, 2019 and 2018, and balance sheet data as of December 31, 2020 and 2019, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Selected Consolidated Statement of Income and Comprehensive Income

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

	For the Years Ended
	December 31,
	2020	2019	2018
		US$
Revenues	26,664,011	20,095,058	23,152,267
Cost of revenues	17,271,316	14,030,347	15,318,661
Gross profit	9,392,695	6,064,711	7,833,606

Operating expenses:
Sales and marketing	2,675,028	3,562,425	2,144,588
General and administrative	5,559,426	5,945,576	2,316,058
Provision for doubtful accounts	191,148	3,293,600	368,125
Research and development	2,780,944	2,163,658	1,992,228
Share based compensation	1,473,976	2,351,890	-
Total operating expenses	12,680,522	17,317,149	6,820,999
Operating (loss) income from operations	(3,287,827)	(11,252,438)	1,012,607
Other (Expenses) income	(15,152,307)	252,109	584,209
(Loss) income before income taxes	(18,440,134)	(11,000,329)	1,596,816
Provision (benefits) for income taxes	(80,532)	(213,347)	43,190
Net (loss) income	(18,359,602)	(10,786,982)	1,553,626
Less: (loss) income attributable to non-controlling interests	(105,945)	(145)	7,336
Net (loss) income attributable to Powerbridge’s shareholders	(18,253,657)	(10,786,837)	1,546,290
Comprehensive (loss) income	(17,549,930)	(10,888,839)	1,214,388

Basic (loss) earnings per common share*	$(1.13)	$(1.29)	$0.22

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of December 31, 2020 and 2019.

	As of December 31,
	2020	2019
Total Current Assets	$34,763,945	$22,867,697
Total Assets	$106,183,267	$30,500,845
Total Liabilities	$33,489,750	$24,589,798
Total Powerbridge’s Shareholders’ Equity	$72,805,544	$5,911,062
Non-controlling Interests	$(112,027)	$(15)
Total Equity	$72,693,517	$5,911,047
Total Liabilities and Shareholders’ Equity	$106,183,267	$30,500,845

Exchange Rate Information

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On June 30, 2021, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.4566 to $1.00.

	Spot Exchange Rate
	Period Ended	Average	Low	High
Period	(RMB per US$1.00)
2017	6.5063	6.7569	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
2019	6.9618	6.9081	6.6912	7.1543
2020	6.5250	6.9042	6.5208	7.1681
January	6.4282	6.4672	6.4282	6.4822
February	6.4730	6.4601	6.4344	6.4869
March	6.5518	6.5109	6.4648	6.5716
April	6.4749	6.5186	6.4710	6.5649
May	6.3674	6.4321	6.3674	6.4749
June	6.4566	6.4250	6.3796	6.4811

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

Risks Related to Our Business and Industry

The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could continue to be adversely affected by the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Zhuhai, China with operation offices located in Wuhan, Changsha, Nanning and Hangzhou, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the local government imposed travel restrictions and quarantines order to help control the spread of COVID-19 in February 2020. Since May 2020, the situation in China has appeared to be on a path of slow recovery from the impact. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease

The Company primarily engages in providing software application and technology solutions and services to corporate and government customers primarily located in China. Our customers are corporate and government organizations engaged in global trade, including import and export companies, manufacturers and logistics providers engaged in international trade, as well as customs, ports, terminals, and other government agencies that oversee the flow of goods and services across borders. The global outbreak of COVID-19 has significantly adversely impacted our business operations. In late January 2020, the Zhuhai government released a stop order on all activities that involved public gatherings and movement restrictions. As a result, we were forced to postpone most of our in-person business meetings. Although we were able to communicate with customers from home to provide software and cloud services, we failed to stick to the original timelines of certain on-premise projects due to strict movement restrictions. We also experienced a slowdown in our regular business activities, as a result of remote working requirements and travel restrictions. Given that the outbreak has been gradually controlled in China, all of the Company’s offices have started to resume their business. Our business was and has continued being adversely impacted by the outbreak of COVID-19. Any potential impact to the Company’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond the Company’s control.

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

For example, the rapid spread of coronavirus globally in 2020 and 2021 has resulted in travel restrictions and in some cases, prohibitions of non-essential travel, disruption and shutdown of businesses and greater uncertainty in global financial markets. Health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our products or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus. Any prolonged contractions in the industries in which our customers or partners operate could materially and adversely impact our business, results of operations and financial condition.

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

The market for our services is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in technologies, and develop and offer new services to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

Furthermore, our future growth and success could be adversely affected by conditions of potential business partners, which may cause delay or failure in development of the services or technologies.

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

We have optimized our operations in 2020 fiscal year for the anticipated growth. The number of our total employees decreased from 287 in December 2019 to 236 in December 2020. As of the date of this Annual Report, we have 236 full-time employees. We have five branches, of which are located in China (Changsha, Wuhan, Nanning, Hangzhou, Jiujiang, and Xiamen)  and maintain offices in Changsha, Wuhan, Naning, and Hangzhou  to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

The software application and technology service industry are particularly sensitive to the economic environment, both in China and globally, and tend to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our customers operate. During an economic downturn, our customers may cancel, reduce or defer their technology spending or change their technology strategy, and reduce their purchases from us. The recent global economic slowdown, any future economic slowdown, and the resulting diminution in technology spending, could also lead to increased pricing pressure from our customers. The trade war between the U.S. and China which may lead to higher percentage of tariff to be placed on Chinese and American goods and services could also lead to a reduction of import and export volume for some of our customers resulting in reduced purchases of our services from these customers. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2020, one customer accounted for 25.7% of the Company’s total revenues. For the year ended December 31, 2019, two customers accounted for 21.8% and 10.7% of the Company’s total revenues.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2020 and 2019, our accounts receivable balance, net of allowance, amounted to approximately $14.3 million and $11.2 million, respectively. As of December 31, 2020, no customers accounted for more than 10% of our accounts receivable . As of December 31, 2019, one customers accounted 12.8% of our accounts receivable . The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. The COVID-19 pandemic created significant economic uncertainty and volatility in the credit and capital markets since December 2019. Many of customers have delayed their payments to the Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year and slow collection progress in 2020. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

We currently provide our BaaS services as pilot projects on a limited basis to selected customers. While we believe that, over time, the concept of a BaaS services will become fundamental to an organization’s core operations involving global trade, the market for BaaS services is largely unproven and is subject to a number of risks and uncertainties.

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

We believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2020 fiscal year for the anticipated growth and the number of our total employees decreased from 287 in December 2019 to 236 in December 2020. We expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

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

The software application and technology service industry rely on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. There is significant competition for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our customers. Increased competition for these personnel, in the software application and technology service industry or otherwise, could have an adverse effect on us. We have established certain programs to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on customer projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our customer contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

Some aspects of our technology platforms from which we develop our services, are built using open source software, and we intend to continue to use open source software in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S., China or foreign courts  , and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, results of operations and financial condition.

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

We believe that our current cash and cash flow from operations would be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, in order to capitalize on the growing needs of global trade software applications and technology services as a result of the growth in China’s global trade and rapid advancement of the Belt and Road Initiative of China, or B&R, we intend to expand to capture additional market shares. Thus, we may however, require additional cash resources for our research and development, sales and market and potential strategic alliances and acquisitions. If these cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

As we may rely on dividends paid to us by our PRC subsidiaries and branches, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from offerings into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we received from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

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

Historically, we have generated all of our revenue from customers in PRC. We plan to expand our market coverage internationally, with a focus on B&R countries, including countries in Asia and Eastern Europe, Middle East, Africa and South America. Conducting international operations subjects us to risks that we have not generally faced in the PRC. These risks include:

●	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

●	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

●	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

●	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

●	new and different sources of competition;

●	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

●	management communication and integration problems resulting from cultural differences and geographic dispersion;

●	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

●	the uncertainty and limitation of protection for intellectual property rights in some countries;

●	increased financial accounting and reporting burdens and complexities;

●	lack of familiarity with locals laws, customs and practices, and laws and business practices favoring local competitors or partners;

●	uncertainties in global economy and foreign markets caused by COVID-19; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

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

We’ve provided a certain amount of working capital support to Shenzhen Kezhi Technology Co., Ltd., which will be due in two years. If we are unable to collect the loan receivable or maintain low default rate, our business and results of operations may be materially adversely affected

In October 2020, we started to implement our plan to build a network of digital displays such as LCD screens and operate an advertisement platform in Shenzhen, China, initially, and then expand to the Greater Bay Area of China. On September 25, 2020, Shenzhen Honghao Internet Technology Co. Ltd. (“Honghao”), the wholly-owned subsidiary of the Company, entered into a leasing agreement (the “Original Leasing Agreement”) with Shenzhen Kezhi Technology Co., Ltd., a company incorporated under the PRC laws (“Kezhi”), pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain advertising space it leases or controls in certain shopping centers in Shenzhen, Guangdong, to Honghao. On November 20, 2020, Honghao and Kezhi entered into a supplemental agreement to the Original Leasing Agreement (the “First Supplemental Agreement”), pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain additional advertising space it leased or controls in several urban villages in Shenzhen, Guangdong, to Honghao. However, due to uncertainties caused by COVID-19 on media business in China, the Company entered into a second and third supplemental agreement to the Original Leasing Agreement with Kezhi on May 12, 2021 and May 16, 2021 (the “Second Supplemental Agreement” and the “Third Supplemental Agreement”). Pursuant to such supplemental agreements, both parties agreed that all the prepayments paid by the Company in aggregated of approximately $68.1 million to Kezhi shall be considered as the Company’s working capital support loan to Kezhi for a term of two years with specific annual repayment plan. The repayment of loan is guaranteed by a third party. If we are unable to collect this loan receivable from Kezhi on timely basis, we might incur significant loss, which is also harmful to our liquidity and future cash flow.

Advertising is particularly sensitive to changes in economic conditions and advertising trends.

Demand for advertising time slots and advertising frame space on our networks, and the resulting advertising spending by our clients, is particularly sensitive to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our networks for a number of reasons, including:

●	a general decline in economic conditions;

●	a decline in economic conditions in the particular cities where we conduct business;

●	a decision to shift advertising expenditures to other available advertising media; or

●	a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenue from our advertising services, and our financial condition and results of operations.

Our operating results of our advertising and media business are difficult to predict and may fluctuate significantly from period to period in the future.

The operating results of advertising and media business of Kezhi are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending and corresponding advertising trends in China. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors that are likely to cause our operating results to fluctuate include the seasonality of advertising spending in China, a deterioration of economic conditions in China and potential changes to the regulation of the advertising industries in China. If Kezhi fails to return the working capital as scheduled, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our overall operating results for that quarter relative to our operating results from other quarters.

The out-of-home advertising market is intensely competitive. In addition, we might face competitive pressure from well-established internet companies, marketing agencies and traditional media.

With the introduction of new technologies and the influx of new entrants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

●	ability to deliver return on marketing expenditure at scale;

●	customer trust;

●	geographic reach;

●	breadth and depth of cooperation with publishers, ad exchanges, ad networks and other participants in the online marketing ecosystem;

●	comprehensiveness of solutions and service offerings;

●	pricing structure and competitiveness;

●	cross-channel capabilities;

●	accessibility and user-friendliness of solutions; and

●	brand awareness.

In addition, independent online marketing technology platforms face competitive pressure from large and well-established internet companies which have established stronger and broader presence across the online marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive client base, and longer operating histories and greater brand recognition than we do. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. We also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, we continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

New technologies and methods of online marketing present an evolving competitive challenge, as market participants upgrade or expand their service offerings to capture more marketing spend from marketers. In addition to existing competitors and their existing service offerings, we expect to face competition from new entrants to the online marketing technology industry and new service offerings from existing competitors. If existing or new companies develop, market or resell competitive high-value marketing technology solutions, acquire one of our competitors or strategic partners, form a strategic alliance or enter into exclusivity arrangement with one of our competitors or strategic partners, our ability to compete effectively could be significantly compromised and our business, results of operations and prospects could be materially and adversely affected.

If our advertising business do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected. And we may change our strategy in advertising business.

The market for out-of-home advertising is evolving in China and may not achieve or sustain high levels of demand and market acceptance as we expect because we may face competition from mobile and social media. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is not as well established and under quick development. The future growth of our out-of-home advertising business could be constrained by our competitors in out-of-home digital display business and competitors from emerging online marketing channels and social media.

Expansion of our outdoor advertising business depends on a number of factors, including the growth of new digital advertising channels such as mobile and social media and the cost, as well as the performance and perceived value associated with online marketing technology solutions. If we do not achieve widespread acceptance, or there is a reduction in demand for out-of-home advertising caused by weakening economic conditions, decreases in corporate spending, technological challenges, data security or privacy concerns, governmental regulation, competing technologies and solutions or otherwise, our business, growth prospects and results of operations will be materially and adversely affected, and therefore, we may seek a new business strategy in operating these out-of-door digital displays.

If Kezhi fails to maintain existing relationships or obtain new relationships, it may harm or reverse our growth potential and our ability to increase our revenues.

Kezhi’s ability to repay the working capital loans may depend on generate revenues from advertising sales depending largely upon its ability to provide large networks of flat-panel displays placed in desirable building, commercial and store locations, of advertising poster frames placed in residential complexes, to secure desirable locations of large outdoor LED digital billboards, throughout major urban areas in China. Kezhi also depend on the ability of our third-party location provider to secure desirable LED digital billboard locations for our outdoor LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and digital billboards.

We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs including for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of alternative advertising media companies;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations, financial condition and cash flows;

●	PRC governmental regulation of foreign investment in advertising services companies in China;

●	economic, political and other conditions in China; and

●	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition.

We do not maintain any business liability disruption or litigation insurance coverage for our operations, and any business liability, disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations of advertising and media business in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Any negative publicity with respect to us in general or our partners may materially and adversely affect our reputation, business and results of operations.

Complaints, litigation, regulatory actions or other negative publicity that arise about the advertising industry in general or our company in particular, including on the quality, effectiveness and reliability of privacy and security practices, and advertising content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of, our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners.

If we fail to promote or maintain our brand in a cost-efficient manner, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our platforms, and is an important element in attracting new clients and partners. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on our ability to deliver value propositions to marketers and on the effectiveness of our marketing efforts If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients and our business and results of operations can be materially and adversely affected.

We may need additional capitals for our business and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

Sales of a substantial number of shares of our ordinary shares in the public market, or the perception that these sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional ordinary shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 300,000,000 ordinary shares.

In March 2021, we filed with the SEC prospectus to issue and sell, in an at-the-market (“ATM”) offering through A.G.P./Alliance Global Partners, ordinary shares having an aggregate offering price of up to $30 million. From March 22, 2021 through May 14, 2021, we issued and sold 1,626,327 ordinary shares through the ATM offering for net proceeds of approximately $5.32 million. We may issue more ordinary shares through the ATM offering in the future and, therefore, it may cause the market price of our ordinary shares to decline.

Risks Relating to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (Revised) (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors than they would as shareholders of a U.S. public company.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2021. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm and due to a transition period established by rules of the SEC for newly public companies, we are not required to include a report of management’s assessment regarding internal control over financial reporting in this annual report. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals., as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

Due to the material weakness in our internal controls over financial reporting, we conclude that our internal controls over financial reporting are ineffective and therefore investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the NASDAQ Capital Market.

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

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our Chinese subsidiaries hold certain assets that are important to our business operations. If any of our Chinese subsidiary undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we rely on home country practice with respect to certain aspects of our corporate governance. See “Item 16G. Corporate Governance.” Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from the offerings or any future offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

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

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from the offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus supplement based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct our operations in China and our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Enforceability of Civil Liabilities.”

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report incorporated by reference in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, the recent developments would add uncertainties to our continued listing in the U.S. and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements.

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

As of the date of this Annual Report, Zhuhai Powerbridge has five branches, which are located in China (Changsha, Wuhan, Nanning, Hangzhou, Jiujiang, and Xiamen)  and maintain offices in Changsha, Wuhan, Naning, and Hangzhou  to serve different customers in various geographic locations.

Powerbridge Cayman is the sole shareholder of Powerbridge Hong Kong, incorporated in Hong Kong on July 27, 2018, and Hongding Hong Kong, incorporated in Hong Kong on August 19, 2020. Powerbridge Hong Kong is the sole shareholder of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Powerbridge Hong Kong and a wholly foreign-owned entity under the PRC laws. Hongding Shenzhen was incorporated on  October 21, 2020   under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Hongding Hong Kong and a wholly foreign-owned entity under the PRC laws. As of the date of this Annual Report, Hongding Hong Kong and Hongding Shenzhen have no business operations.

Neither Powerbridge Cayman, Powerbridge Hong Kong, nor Hongding Hong Kong is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Powerbridge Zhuhai and Hongding Shenzhen. As of the date of this Annual Report, Honding Shenzhen has no business operations.

On April 2, 2019, our ordinary shares commenced trading on Nasdaq under the symbol “PBTS.”

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

On September 2, 2019, Powerbridge Zhuhai, together with two unrelated entities, incorporated Chongqing Powerbridge Zhixin Technology Co., Ltd (“Chongqing Powerbridge”) with Powerbridge Zhuhai holding 45% equity interest in Chongqing Powerbridge. By the date of this report, Chongqing Powerbridge has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business. Chongqing Powerbridge is engaged in IT system development and technical consulting service.

On September 29, 2019, Powerbridge Zhuhai incorporated Ningbo Powerbridge Pet Products E-commerce Co. Ltd. (“Ningbo Powerbridge”) in Zhejiang province under the law of the PRC. Ningbo Powerbridge is 60% owned by the Powerbridge Zhuhai and 40% owned by two unrelated entities. Ningbo Powerbridge is engaged in development of e-commerce systems for pet industry. As of the date of this Annual Report, Ningbo Powerbridge is dormant and has no operation.

On July 28, 2020, Powerbridge Zhuhai incorporated Shenzhen Honghao Internet Technology Co., Ltd. (“Shenzhen Powerbridge”) in Guangdong province under the law of the PRC. Shenzhen Powerbridge is 100% owned by the Powerbridge Zhuhai. Shenzhen Honghao  is engaged in the outdoor advertising business. Powerbridge Hong Kong, incorporated a fully owned subsidiary -Shenzhen Hongding Interconnect Technology Co., Ltd in Guangdong province under the law of the PRC.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at www.powerbridge.com. However, information contained on our website does not constitute a part of this annual report.

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands. Less than 50% of our outstanding voting securities are held by U.S. residents   and none of the following three circumstances applies: the majority of our executive officers or directors are U.S. citizens or residents; more than 50% of our assets are located in the United States; or our business is administered principally in the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

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

Powerbridge SaaS Services

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

Powerbridge BaaS Services

We have begun offering our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) with designated use case for limited government customer in June 2019 and we have generated limited revenue from it.   We continue developing our BaaS Services for market commercialization. Blockchain technology is emerging as a major disruptive force across many industries including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service includes Compliance Blockchain Services and Supply Chain Blockchain Services.

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

Our corporate and government customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. We currently derive our revenues from three sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions, and (3) revenue from subscription services generated from Powerbridge SaaS Services. We currently generate most of our revenues from application development services, which represented 82.5% and 78.2% of total revenue in fiscal 2020 and 2019, respectively. Revenue from consulting and technical support services represented 14.2% and 16.5% of total revenue in fiscal 2020 and 2019, respectively. Revenue from subscription services represented 3.3% and 5.3% of total revenue in fiscal 2020 and 2019, respectively. For the fiscal years ending December 31, 2020 and 2019, our revenues were $26.7 million and US$20.1 million, respectively.

Expansion Into Advertising and Media

Since October 2020, we started to implement our plan to build a network of digital display such as LCD screens and operate an advertisement platform in Shenzhen, China initially, and then expand to the Greater Bay Area of China. We believe that there is a substantial market opportunity to operate an advertising and media technology platform in the Greater Bay Area of China. We will pivot on new media business with display advertising in various high traffic advertising locations such as residential and office buildings, commercial parking garages, and elevators in residential and office buildings.

As of the date of this Annual Report, we have not started the management of digital displays and have not generated any revenue under the outdoor advertising business. Due to uncertainties of COVID-19 in the media business development, the Company entered into the Second Supplemental Agreement and the Third Supplemental Agreement to the with Kezhi on May 12, 2021, and May 16, 2021. Pursuant to the Third Supplemental Agreement, both parties agreed that we would not acquire the management rights and advertising publishing rights previously granted under the relevant agreement over the outdoor advertisement space and the amount paid to Kezhi shall be deemed as the Company’s working capital loan to Kezhi over two years and the repayment of loan is guaranteed by a third party and is required to be repaid with a specific annual payment plan over two years. Nevertheless, we will continue prudently to explore any possibilities in the media segment,

As of the date of this Annual Report, we had a total of 236 full-time employees, of which 106 are in research and development, 39 are in sales and marketing, 52 are in technical and customer services, and 39 are in general administration.

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

According to Techvio, an industry research and consulting firm with offices located around the world, the market size in global trade management software of 2019 is $334.5 million and is expected to grow to $416.23 million in 2024.1

According to the market report entitled “Blockchain Technology Market Size By Providers (Infrastructure Provider, Application Provider, Operators), By Application (Smart Contract, Payment & Wallet, Digital Identity, Exchange, Compliance & Risk Management), By End-use (BFSI, Government, Healthcare, IT Service, Media & Entertainment, Transportation & Logistics) Industry Analysis Report, Regional Outlook, Growth Potential, Competitive Market Share & Forecast, 2019 – 2025” published in November 2019, blockchain technology market size surpassed USD 488 million in 2018 and is predicted to grow at more than 69% CAGR between 2019 and 20252.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Global Trade Software Application Pioneer. We introduced software applications for international trade companies when we launched our operations in 1997. Since our inception, we have continued to innovate by developing technologies that enable us to consistently and successfully deliver a series of solutions and services that address the evolving and changing needs of our customers.

[1]	https://www.technavio.com/talktous?report=IRTNTR22765&type=sample&rfs=epd&src=search
[2]	Blockchain Technology Market 2019-2025 | Global Report; Published Date: November 2019 | 259 Pages | Report ID: GMI2194 (From Global Market Insights) https://www.gminsights.com/industry-analysis/blockchain-technology-market

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, government agencies and authorities as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Product Portfolio. Our proven track record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to service a wider range of customers.

●	Mission-Critical System That is Difficult to Replace. Because our solutions and services address the mission-critical needs in global trade, our customers depend on our solutions and services for managing their regulatory compliance and trade logistics operations. Once deployed, our solutions and services become a mission-critical system that is often deeply entrenched into their core technology and operational infrastructures.

●	Extensive Experience for the Belt & Road. The B&R has catalyzed substantial development for improving regulatory compliance and trade logistics in China. We have been providing our solutions and services to help our customers achieve their objectives in this regard. Our extensive experience will enable us to efficiently expand into international markets which we intend to target as B&R accelerates in these markets[3].

●	Strong Brand Recognition and Industry Resources. We have built a trusted brand with a long history and a proven track record of delivering value to our customers. We believe our brand, reputation and scale as well as our extensive network of industry and government resources enable us to capture substantial growth potential as our corporate and government customers continue to grow and evolve.

●	Solid Foundation for Developing Blockchain Applications. Blockchain technology is promising for business but its adoption is challenging. It requires not only technology and product expertise but also the ability to integrate and bring all players to adapt and participate. We believe we are capable of utilizing blockchain for global trade by leveraging our strong domain knowledge, product expertise and industry resources.

●	Scalable Business Model with a Prudent Approach. Our solutions and services are highly adaptable, scalable and supported by our flexible technology infrastructures, enabling us to efficiently expand our customer base. In addition, we are taking a prudent approach by combining traditional technologies and disruptive technologies because we believe the adoption and transformation of new technologies will take considerable time and effort.

●	Experienced and Visionary Management Team. Our success is attributable to the deep industry expertise and proven track-record of our experienced management. We were founded twenty years ago with a vision to make global trade operations easier, and since then, we have successfully demonstrated our abilities. We believe our management’s strong execution capability is among the best in our industry.

[3]	Belt and Road Portal, https://eng.yidaiyilu.gov.cn

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Increase Revenue with Existing Customers. We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue by leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services; and solving more problems for them by providing new solutions and services.

●	Accelerate Research and Development. We used a portion of the proceeds from the IPO towards our research and development to accelerate the development of disruptive technology-enabled global trade software application and technology solutions and services. We believe disruptive technology-enabled applications such as SaaS and BaaS services will enable us to capture significant market share in China and abroad.

●	Expand Our Solution and Service Offerings. Global trade involves complex and cumbersome processes in trade operations, trade logistics and regulatory compliance with many players in the global trade ecosystem. Each player is operating in different settings and with different objectives. We plan to expand our offerings and focus on solutions and services that enable our customers to better connect and collaborate.

●	Increase Market Penetration. We plan to leverage our deep domain knowledge, industry experience and product expertise to increase our market penetration with a deeper market coverage and a broader geographical reach in China. We intend to continually strengthen our sales and marketing capabilities and build strategic partnerships with government and corporate organizations to further drive sales.

●	Expand into International Markets. China’s B&R has brought significant opportunities for Chinese organizations such as infrastructure builders and logistics service providers. We plan to expand into international markets by “piggybacking” on these organizations as they bring their products and services to the B&R countries. We believe this approach will mitigate risk, reduce cost and minimize time-to-market for entering new markets.

●	Pursue Strategic Acquisitions and Investments. We plan to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position.

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

Our customers include (i) international trade businesses and manufacturers, (ii) government agencies and authorities, and (iii) logistics and other various service providers. During the fiscal year ended December 31, 2020, we generated revenue from a total of 602 customers, of which 373 are international trade businesses and manufacturers, 33 are government agencies and authorities, and 196 are logistics and other service providers. During the fiscal year ended December 31, 2019, we generated revenue from a total of 488 customers, of which 312 are international trade businesses and manufacturers, 29 are government agencies and authorities, and 147 are logistics and other service providers.   During the fiscal year ended December 31, 2018, we generated revenue from a total of 589 customers, of which 104 are international trade businesses and manufacturers, 30 are government agencies and authorities, and 455 are logistics and other service providers.

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

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 39 full-time sales and marketing personnel respectively. During fiscal years 2020, 2019 and 2018, our sales and marketing expense were approximately $2.7 million, $3.6 million and $2.1 million, respectively, representing 10.0%, 17.7% and 9.3% of our total revenues for fiscal years 2020, 2019 and 2018, respectively.

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

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 106 full-time R&D personnel. We incurred expenses of $2,780,944 and $2,163,658 in R&D in fiscal year 2020 and 2019, respectively.

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

As of the date of this Annual Report, we have 2 registered patent, 103 registered software copyrights, and 12 registered trademarks in the PRC. In addition, we own five URL designations and domain names, including powerbridge.com, erp-china.com, pbtcloud.com, pbtyun.com, and pbtco.cn.

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

Facilities

Our headquarters and executive offices are located in Zhuhai, China and consist of approximately 1,200 square meter of office space under one lease which will expire in December of 2021. In addition to our headquarters, we lease space in Zhuhai, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $305,832 and $492,530 and $386,076 for the years ended December 31, 2020, 2019 and 2018, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. As of May 10, 2021, we maintain following facilities in China.

Facility	Address	Space (㎡)

Zhuhai Office	1st Floor, Building D2, Southern Software Park, Tangjia Bay	1190

Wuhan Office	Suite 805, Block 5, Fanhai Central Business District, Soho City Jianghan, Wuhan, Hubei 430014, China	388

Changsha Office	Suite 458, 12th Fl, Lanwan International, Shuyan & Nanhu Road Tianxin, Changsha, Hunan 410015, China	305

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389

Hangzhou Office	Suite 1301, Building 1, Jiliang Tower, 252 Wantang Road Xihu, Hangzhou, Zhejiang 310012, China	86

Jiujiang Office	Gangcheng Ave.#200, Jiujiang Ecomonic Technology Development Zone, Jiujiang, China	50

Employees

As of the date of this Annual Report, we had a total of 236 full-time employees, of which 106 are in research and development, 39 are in sales and marketing, 52 are in technical and customer services, and 39 are in general administration.

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

Government Regulation Relating to Our Business

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described “Item 4. B. Business Overview.”

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

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 82.5%, 78.2% and 86.5% of total revenue in fiscal 2020, 2019 and 2018, respectively. We also generate revenue from consulting and technical support services, which represent 14.2%, 16.5% and 10.3% of our revenue in fiscal 2020, 2019 and 2018, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS. For the years ended December 31, 2020, 2019 and 2018, our revenues were approximately $26.7 million, $20.1 million and $23.2 million, respectively.

Coronavirus (“COVID-19”) updates

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position.  Since the COVID-19 pandemic has been gradually contained in China, our revenue and gross margin for the year ended December 31, 2020 has not been adversely affected.

The extent of the impact on our 2021fiscal year results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues taking actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

Recent Developments

Since October 2020, we started to implement our plan to build a network of digital display such as LCD screens and operate an advertisement platform in Shenzhen, China initially, and then expand to the Greater Bay Area of China. Since February 2021, we found delivery of the outdoor advertising space could not be made as scheduled pursuant to the First Supplemental Agreement. Therefore, management does not expect our proposed outdoor advertisement business will be launched as previously planned. Upon intensive negotiation with Kezhi, we entered into a second supplemental agreement to the Original Leasing Agreement and Supplemental Agreement (the “March Supplemental Agreement”). Pursuant to the March Supplemental Agreement, we converted the paid leasing fees and contract bonds as a working capital support loan  to Kezhi, with 5% annual interest rate, and the Company would not acquire the management rights and advertising publishing rights under the First Supplemental Agreement and the Original Agreement. The term of the working capital support loan  was six years. On May 12, 2021, we entered into a void confirmation agreement with Kezhi, pursuant to which both parties agreed to void the March Supplemental Agreement. On May 17, 2021, Guangdong Huafa Law Firm (the “PRC Legal Counsel”) issued a legal opinion regarding the legal effect of the March Supplement Agreement and the void confirmation agreement. The PRC Legal Counsel confirmed that the parties’ rights and obligations under the March Agreement have been terminated upon the effectiveness of the void confirmation agreement.

On May 12, 2021, we entered into a second supplemental agreement to the Original Leasing Agreement (the “Second Supplemental Agreement”) with Kezhi. Pursuant to the Second Supplemental Agreement, we would not acquire the management rights and advertising publishing rights over the outdoor advertisement space and extended the paid leasing fees and contract bonds in aggregated of $68,095,019 as a secured working capital support to Kezhi with expected annual returns over six years and coupon interest rate of 5% (the “Secured Working Capital”). Additionally, Kezhi agreed to use the Secured Working Capital in its outdoor advertisement business and other investment activities approved by us. Under the Second Supplemental Agreement, Kezhi guaranteed that it would fulfill its obligation of return of the Secured Working Capital, including the coupon interest payment, through cash generated from its business with Nanjing Jinjiahu Culture Media Co., Ltd (“Nanjing Jinjiahu”) and Guangzhou Hongtan Commercial Real Estate Investment Partnership (limited partnership) (“Guangzhou Hongtan”) in the next six years. Furthermore, if Kezhi, Nanjing Jinjiahu, and Guangzhou Hongtan can meet the milestones for asset value increase, we shall have the right of first refusal to acquire the three companies at a purchase price based on an independent valuation report.

On May 16, 2021, we entered into a third supplemental agreement to the Original Leasing Agreement with Kezhi (the “Third Supplemental Agreement”), pursuant to which the Secured Working Capital will not be used in Kezhi’s business nor its business with Nanjing Jinjiahu and Guangzhou Hongtan. The Secured Working Capital shall be returned in two years. Under the Third Supplemental Agreement, in the event that Kezhi fails to return the Secured Working Capital as scheduled, Shenzhen Qinghaihuai Construction Material Co., Ltd. will provide guarantee over the return of the working capital for Kezhi. We also released the mortgage of certain chattel provided by Kezhi under the Third Supplemental Agreement.

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

Results of Operations

For the years ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2020	2019	Change	% Change

REVENUES:
Application development services	$21,985,214	$15,720,676	$6,264,538	39.8%
Consulting and technical support services	3,797,354	3,307,662	489,692	14.8%
Subscription services	881,443	1,066,720	(185,277)	(17.4)%
Total revenues	26,664,011	20,095,058	6,568,953	32.7%

COST OF REVENUES:
Application development services	15,320,446	12,553,556	2,766,890	22.0%
Consulting and technical support services	1,803,239	1,339,133	464,106	34.7%
Subscription services	147,631	137,658	9,973	7.2%
Total cost of revenues	17,271,316	14,030,347	3,240,969	23.1%

GROSS PROFIT	9,392,695	6,064,711	3,327,984	54.9%

OPERATING EXPENSES:
Selling and marketing	2,675,028	3,562,425	(887,397)	(24.9)%
General and administrative	5,559,426	5,945,576	(386,150)	(6.5)%
Provision for doubtful accounts	191,148	3,293,600	(3,102,452)	(94.2)%
Research and development	2,780,944	2,163,658	617,286	28.5%
Share based compensation	1,473,976	2,351,890	(877,914)	(37.3)%
Total operating expenses	12,680,522	17,317,149	(4,636,627)	(26.8)%
OPERATING LOSS FROM OPERATIONS	(3,287,827)	(11,252,438)	7,964,611	(70.8)%

OTHER INCOME (EXPENSES)
Other income	106,026	252,109	(146,083)	(57.9)%
Change in fair value of convertible debt	(15,258,333)	-	(15,258,333)	-%
Total other expense	(15,152,307)	252,109	(15,404,416)	(6110.2)%

LOSS BEFORE INCOME TAXES	(18,440,134)	(11,000,329)	(7,439,805)	67.6%

INCOME TAX BENEFITS	(80,532)	(213,347)	132,815	(62.3)%

NET LOSS	$(18,359,602)	$(10,786,982)	$(7,572,620)	70.2%

Revenues

We derive revenues from three sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, and (3) revenue from subscription services.

The Company is focusing on developing global trade applications and solutions equipped with the Company’s new technology in SaaS platform, Big Data, AI and IoT applications and BaaS platform. The Company believes new technology development is the key driver for the Company’s future growth. In fiscal 2020, our revenue related to deploying our new technology including SaaS and big data analysis services accounted for 5.8% of our total revenue (or approximately $1.5 million) compared to 14.8% of our total revenue (or approximately $3.0 million) in fiscal 2019.

For the year ended December 31, 2020, our total revenue was approximately $26.7 million as compared to $20.1 million for the year ended December 31, 2019. The Company’s total revenue increased by approximately $6.6 million, or 32.7%. The overall increase in total revenue was primarily attributable to $6.3 million increase in revenue from application development services.

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

For the year ended December 31, 2020, our application development service revenue was approximately $22.0 million as compared to $15.7 million for the year ended December 31, 2019. The increase in application development service revenue was approximately $6.3 million or 39.8% due to the fact that certain multiple large size project agreements secured between fiscal 2019 and 2020 was rescheduled and executed in fiscal 2020. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $6,299,982 in fiscal 2020, significantly increased from $1,554,428 of the related revenue in fiscal 2019. On the other side, 1.2% (or approximately $0.3 million) of revenue from application development service were related to SaaS platform development and big data analysis applications in fiscal 2020, comparing to 6.8% (or approximately $1.1 million) of the related revenue in fiscal 2019. Despite to the temporary slowdown in SaaS platform and big data analysis related application development service revenue in fiscal 2020, we intend to continue investing for long-term growth in the SaaS development and big data analysis market and we plan to continue to expand our ability to sell our applications by investing in product development and customer support to address the business needs of local markets and continuous growth for these services.

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

For the year ended December 31, 2020, our consulting and technical support service revenue was approximately $3.8 million as compared to $3.3 million for the year ended December 31, 2019, representing an increase of $0.5 million or 14.8%, which was due to more technical consulting services requests from our existing clients. In addition, by providing application development services, we gain extensive understanding and knowledge of each customer’s unique business needs, often resulting in opportunities for us to cross-sell our consulting and technical support services.

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

For the year ended December 31, 2020, our subscription service revenue was approximately $0.9 million as compared to $1.1 million for the year ended December 31, 2019, representing a decrease of $0.2 million or 17.4%. The slightly decrease in subscription service revenue was mainly due to delayed reopening schedule of company’s customers under the impact of COVID-19. We introduced our SaaS subscription services in fiscal 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost and travel expenses related to revenue contracts.

Our cost of revenues increased by $3.2 million or 23.1% to approximately $17.3 million in fiscal 2020 from approximately $14.0 million in fiscal 2019, which was mainly attributable to an increase of $2.8 million in cost of revenue from application development services in line with the increased application development service revenue. Our cost of revenue from consulting and technical support services was approximately $1.8 million in fiscal 2020, representing an increase of $0.5 million from $1.3 million in fiscal 2019. The increase was primarily due to extra outsourcing maintenance service expense incurred during COVID-19 pandemic. Our cost of revenue from subscription services was approximately $0.1 million in both fiscal 2020 and 2019. We have established a stable SaaS development and service team and expect to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts.

Gross profit

	For the Years Ended
	December 31,
	2020		2019
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$6,664,768	30.3%	$3,167,120	20.1%
Consulting and technical support services	1,994,115	52.5%	1,968,529	59.5%
Subscription services	733,812	83.3%	929,062	87.1%
Total gross profit	$9,392,695	35.2%	$6,064,711	30.2%

Our gross profit increased by $3.3 million or 54.9% from $6.1 million in fiscal 2019 to $9.4 million in fiscal 2020. Gross margin as a percent of overall revenue for fiscal 2020 and 2019 was 35.2% and 30.2%, respectively.

Gross profit for application development services increased by $3.5 million or 110.4% from $3.2 million in 2019 to $6.7 million in fiscal 2020 mainly due to more application development service revenue in fiscal 2020. Gross profit margin for fiscal 2020 and 2019 was 30.3% and 20.1%, respectively. The increase in gross margin was primarily due to that we completed several high-value contracts in fiscal 2020, which brought economies of scale.

Gross profit for consulting and technical support services kept constant at approximately $2.0 million for both fiscal 2020 and fiscal 2019. Mainly due to increased cost resulted from the outsourcing of maintenance service for the purpose of fulfilling scheduled maintenance and operating plan when we reducing staff and incorporating workforce optimization practices during the COVID-19 pandemic outbreak and spreading. Gross profit margin for fiscal 2020 and 2019 was 52.5% and 59.5%, respectively.

Gross profit for subscription services decreased by $0.2 million or 21.0% from $0.9 million in 2019 to $0.7 million in fiscal 2020, which is due to decreased revenue but maintaining stable level of payroll benefit packages for employees. As a result, gross profit margin for fiscal 2020 was 83.3%, decreased from 87.1% in fiscal 2019.

Operating Expenses

	For the Years Ended
	December 31,
	2020	2019	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$2,675,028	$3,562,425	$(887,397)	(24.9)%
General and administrative	5,559,426	5,945,576	(386,150)	(6.5)%
Provision for doubtful accounts	191,148	3,293,600	(3,102,452)	(94.2)%
Research and development	2,780,944	2,163,658	617,286	28.5%
Share based compensation	1,473,976	2,351,890	(877,914)	(37.3)%
Total operating expenses	$12,680,522	$17,317,149	$(4,636,627)	(26.8)%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for doubtful accounts and stock-based compensation. Operating expenses decreased by approximately $4.6 million, or 26.8%, from approximately $17.3 million for the year ended December 31, 2019 to $12.7 million for the year ended December 31, 2020. The decrease in our operating expenses was primarily due to $3.1 million decrease in provision for doubtful accounts, $0.9 million decrease in selling and marketing expense, $0.4 million decrease in general and administrative expense and $0.9 million decrease in share-based compensation.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by $0.9 million or 24.9% from $3.6 million in fiscal 2019 to $2.7 million in fiscal 2020. The decrease was primarily attributable to less marketing consulting fees and marketing and promotional activities in fiscal 2020.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by $0.4 million or 6.5% from approximately $5.9 million in fiscal 2019 to approximately $5.6 million in fiscal 2020, due to less professional and consulting fees incurred relating to capital market development. As a percentage of revenues, general and administrative expenses were 20.8% and 29.6% of our total revenue in fiscal 2020 and 2019, respectively.

Provision for doubtful accounts decreased by approximately $3.1 million from approximately $3.3 million in fiscal 2019 to approximately $0.2 million in fiscal 2020. In early 2020, Chinese government took strict and efficient measures to control and eliminate the spreading of COVID-19 pandemic and many of our customers started to reopen business and bring operation to normal level in the second half of 2020. After evaluating the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends, we reduced the provision for doubtful accounts for fiscal 2020.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $0.6 million from $2.2 million in fiscal 2019 to $2.8 million in fiscal 2020, representing 10.4% and 10.8% of our total revenues for fiscal 2020 and 2019, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Stock-based compensation decreased by approximately $0.9 million from approximately $2.4 million in fiscal 2019 to approximately $1.5 million in fiscal 2020.

Other Income (Expense)

Other income (expense) primarily consists of government subsidy income, interest income net of interest expense and other expenses. Our net other expense was approximately $15.2 million in fiscal 2020, compared with a net other income of approximately $0.3 million in fiscal 2019. The increase in net other expense is substantially attributable to a $15.3 million loss from change in the fair value of the convertible loan. The Company elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to assess the fair value of the convertible loan using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020:

2020

Opening balance	$-
Issuance of convertible loan	50,000,000
Loss on change in fair value of convertible loan	15,258,333
Conversion of convertible loan	(65,258,333)
Total	$-

Provision for Income Taxes

Income tax benefit was approximately $0.08 million in fiscal 2020, compared to income tax benefit of approximately $0.2 million in fiscal 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net Loss

As a result of the foregoing, our net loss increased by $7.6 million, or 70.2%, from $10.8 million in fiscal 2019 to $18.4 million in fiscal 2020. The increased net loss is mainly attributed to a $15.3 million loss in change of fair value of the convertible loan, offset by an increase of $3.3 million gross profit and a decrease of $4.6 million total operating expenses.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to an income of approximately $0.8 million and a loss of $0.1 million for the years ended December 31, 2020 and 2019, respectively. The balance sheet amounts with the exception of equity as of December 31, 2020 were translated at RMB6.5250 to USD1.00 as compared to RMB6.9618 to USD1.00 as of December 31, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2020 and 2019 were RMB6.9042 to USD1.00 and RMB6.9081 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Provision for doubtful accounts increased by approximately $2.9 million from approximately $0.4 million in fiscal 2018 to approximately $3.3 million in fiscal 2019. In December 2019 and following in the first quarter of 2020, the COVID-19 pandemic and the actions taken by various governments and our customers to combat the spread of COVID-19 (including, in some cases, mandatory quarantines and other suspensions of non-essential business operations) have led to extensive temporary disruptions of businesses. Many of our customers have delayed their payments to us, which caused the significant increase in our aged accounts receivable balance over one year and slow collection progress in the first quarter of 2020. Given the uncertainties in the timing of the ultimate collection, we increased the estimated probability of default and credit loss, as a result, our provision for doubtful accounts increased to $3.3 million in 2019 and we also wrote off approximately $2.0 million accounts receivable after our exhaustive collection efforts.

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

Provision for Income Taxes

Our provision for income tax was approximately $(0.2) million in fiscal 2019, decreased by $0.3 million comparing to fiscal 2018 due to loss before taxes in fiscal 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

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

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2020, cash of approximately $8.4 million were fully held by the Company and its subsidiary in mainland PRC.

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

For the year ended December 31, 2020, the Company had working capital of $1.3 million and incurred a net loss of $18.4 million. For fiscal 2020, the Company had operation cash flow of $1.1 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections. The COVID-19 pandemic created significant economic uncertainty and volatility in the credit and capital markets since December 2019. Many customers have delayed their payments to the Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year in fiscal 2019. In early 2020, Chinese government took strict and efficient measures to control and eliminate the spreading of COVID-19 pandemic and many of our customers started to reopen business and bring operation to normal level in the second half of 2020. After evaluating the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends, the Company reduced the provision for doubtful accounts for fiscal 2020.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2020, the Company had cash of approximately $8.4 million. To support its working capital, the Company entered into several securities purchase agreement in 2021. On January 8, 2021, the Company entered into a securities purchase agreement with Uptown Capital, LLC, pursuant to which the Company issued an unsecured promissory note on in the original principal amount of $1,650,000, convertible into ordinary shares, par value $0.00166667 per share, of the Company, for $1,500,000 in gross proceeds. On February 23, 2021, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners, as sales agent, pursuant to which the Company may offer and sell up to $30,000,000 of its ordinary shares, par value $0.00166667 per share. On April 9, 2021, the Company entered into a securities purchase agreement with YA II PN, LTD., pursuant to which the Company sells convertible notes in the principal amount of US$7,000,000 and a warrant to purchase 571,429 Ordinary Shares, for gross proceeds of approximately US$6,790,000. The Company believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2020 and 2019.

	For the Years Ended
	December 31,
	2020	2019	2018

Net cash provided by (used in) operating activities	$1,051,741	$(3,260,594)	$2,930,295
Net cash used in investing activities	(65,904,533)	(3,594,121)	(1,317,831)
Net cash provided by financing activities	70,043,789	7,884,405	598,491
Effect of exchange rate change on cash and restricted cash	(2,745,717)	(103,426)	(249,345)
Net increase in cash and restricted cash	$2,445,280	$926,264	$1,961,610

Operating Activities

Net cash provided by operating activities was approximately $1.1 million for the year ended December 31, 2020, as compared to approximately $3.3 million net cash used in operating activities for fiscal 2019. Cash provided by operating activities for the year ended December 31, 2020 mainly consisted of approximately $18.4 million of net loss, adjustment of $18.3 million non-cash items, an increase of approximately $3.0 million in accounts payable due to more purchase in 2020, offset by an increase of approximately $2.0 million in accounts receivable, an increase of $1.2 million prepayment, deposits and other assets due to increasing purchase from our venders, and an increase of approximately $0.8 million in contract costs incurred for the customer contracts.

Net cash used in operating activities was approximately $3.3 million for the year ended December 31, 2019. Cash used in operating activities for the year ended December 31, 2019 mainly consisted of approximately $10.8 million of net loss, adjustment of $6.4 million non-cash items, and an increase of approximately $3.0 million in contract assets, offset by an increase of approximately $3.8 million in accounts payable due to increased purchase for our projects.

Cash provided by operating activities for the year ended December 31, 2018 mainly consisted of approximately $1.6 million of net income, the increase of approximately $4.9 million of accounts payable, offset by the increase of approximately $3.5 million in accounts receivable due to increase of revenue, the payments of approximately $0.8 million of prepayments, deposits and other assets.

Our accounts payable balance significantly increased from approximately $19.8 million as of December 31, 2019 to $24.3 million as of December 31, 2020. The increase in accounts payable was mainly due to increased purchase from our suppliers and subcontractors for the ongoing projects with our customers. 84.5% and 72.2% of our accounts payable balances with suppliers are due when the Company received customer payment on the projects as of December 31, 2020 and 2019, respectively. Based on the long-term relationship, we might be able to slow down payments based on the Company’s working capital. We have never entered into any long-term financing arrangements with our suppliers.

The significant account receivable balances as of December 31, 2020 and 2019 was because of the increasing contract volume and contract progress for certain large contracts with our customers. During fiscal 2020, the Company recognized revenue from 138 major contracts, compared with 133 major contracts in fiscal 2019. Most of large contracts are government related customized application development service contracts. The Company enters into fixed-fee arrangements in standard multiple-phase customized application development service contracts with government related agencies and state-owned companies. The billing term can vary depending on each specific project. Generally speaking, the Company bills the customer 20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form. The Company does not specify the payment term in all contracts with customers, but, in practice, the Company’s billing term with customers are generally within 90 days. For these large government related customized application development service contracts, the government’s acceptance and payment process requires multiple levels of government officials’ approvals, including but not limited to approvals from ten national government bureaus at national level then final approval from local government level. The timing of receiving the final approval and payment might be longer than the Company’s expectation. The billing terms are typically agreed by the parties at the inception of the contract, not subsequently negotiated or modified. In most cases, the Company are entitled to payments for the work performed and such payment are not conditioned on the final acceptance by our customer while under certain contracts with government related agencies and stated-owned companies, customer acceptance is a condition to final payments. Nevertheless, in practice, the Company tends to satisfy customers and is willing to perform additional work to receive a final acceptance from customers. Additional performance is considered inconsequential or perfunctory, because the Company always implements the customized applications at the customers’ sites and complete the testing prior to the customers’ acceptance. From past experience, the Company has never received rejections from its customers. The Company also has never entered into extended payment terms or concessions with any of its customers for the years ended December 31, 2020 and 2019.

The aging of accounts receivables are as follows:

	December 31, 2020	December 31, 2019

0-90 days	$2,990,475	$4,546,019
90-180 days	366,786	168,864
180-360 days	2,801,315	410,510
over one year	2,211,269	1,919,441
Sub total	8,369,845	7,044,834

Current (billed accounts receivable within payment terms)	2,990,475	4,546,019
Past due	5,379,370	2,498,815
Sub-total billed accounts receivable	8,369,845	7,044,834
Unbilled accounts receivable	7,526,282	5,865,900
Allowance for billed accounts receivable	(1,581,142)	(1,669,658)
Total accounts receivable, net	$14,314,985	$11,241,076

The net total accounts receivables increased by $3.1 million, or 27.3%, from $11.2 million for the year ended December 31, 2019 to $14.3 million for the year ended December 31, 2020, which is mainly due to billings for multiple large size project contracts which was secured in prior to fiscal 2020 and rescheduled and executed in fiscal 2020.

The significant outstanding accounts receivable balances were mainly related to certain government customers. Due to multiple levels of the government approval process for payments, from our past experience, it could take extra time for us to collect the full proceeds from government customers. They generally negotiated to pay us in three or less phases through the contract term and a significant portion (50%) of contract amount usually is billed in the last phase upon the completion of the related projects. The average accounts receivable turnover in days for the years ended December 31, 2020 and 2019 was 192 days and 261 days, respectively.

As of March 31, 2021, approximately $2.1 million (or 13.5%) of total accounts receivable as of December 31, 2020 was collected. It represented 23% of billed accounts receivable balance and 3% of unbilled accounts receivable balance as of December 31, 2020 were subsequently collected, respectively.

Investing Activities

Net cash used in investing activities was approximately $65.9 million for fiscal 2020, as compared to approximately $3.6 million for fiscal 2019. Cash used in investing activities for fiscal 2020 was mainly due to $1.6 million spending on purchases of property and equipment and $64.3 million increase in working capital loan provided to Kezhi Technology Co., Ltd.(“Kezhi”) which will be repaid in two years and the repayment of the loan is guaranteed by a third party.

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

Financing Activities

Net cash from financing activities was approximately $70.0 million for fiscal 2020, as compared to approximately $7.9 million for fiscal 2019. Net cash provided by financing activities for the year ended December 31, 2020 was mainly from the proceeds of $50 million from issuance of convertible note and $17.6 million from private placement, $6.5 million proceeds from bank loan, offset by repayment of $3.8 million on bank loan, and $0.3 million repayment to related party.

Net cash provided by financing activities for the year ended December 31, 2019 mainly included $8.0 million net proceeds from IPO, $1.6 million proceeds from bank loan, offset by repayment of $1.6 million bank loan.

Net cash from financing activities for the year ended December 31, 2018 was mainly due to proceeds from bank loan of $1.6 million offset by repayment of bank loan of $0.2 million and repayment of related party advance of $0.8 million.

Capital Expenditures

The Company made capital expenditures of $1.6 million, $2.9 million and $2.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had an outstanding bank loan of approximately $4.6 million as of December 31, 2020. The Company has also entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2022.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$285,455	$204,442	$81,013	$-	$-
Bank loans	4,597,701	4,597,701	-	-	-
Total	$4,883,156	$4,802,143	$81,013	$-	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2020 and 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, loans to third parties, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, notes and accounts receivable, due from related parties, prepayments, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables, due to related party and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

The Company elected the fair value option to account for its convertible loan. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 10 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020:

2020

Opening balance	$-
Issuance of convertible loan	50,000,000
Loss on change in fair value of convertible loan	15,258,333
Conversion of convertible loan	(65,258,333)
Total	$-

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

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the year ended December 31, 2020 and 2019 were presented under ASC 606, and revenues for the years ended December 31, 2018 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”).To achieve that core principle, the Group applies the following steps:

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to $4,041,585 and $2,999,411 as of December 31, 2020 and 2019, respectively. There was no contract acquisition costs as of December 31, 2020 and 2019.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2020 and 2019, the balance of customer deposits amounted to $573,243 and $270,793, respectively. As of December 31, 2020 and 2019, the balance of deferred revenue amounted to $1,095,279 and $869,396, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2020 and 2019. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

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

Name	Age	Position
Ban Lor	63	Co-CEO and co-Chairman of the Board
Stewart Lor	58	Co-CEO, CFO, President, and co-Chairman of the Board
Liping Shu	43	Chief Marketing Officer
Tianfei Feng	46	Chief Research and Development Officer
Wei Guan (1) (4)	53	Independent Director
Bo Wu (2)	64	Independent Director
Doreen Mak (3)	38	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Compensation Committee.

(4)	Audit Committee financial expert.

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

Wei Guan is an independent director of the Company. Mr. Guan has over twenty years of diverse experience in multiple disciplines, including security brokerage service, investment banking, international trade and software applications. He has held several managerial positions at Huatai Securities, Mando Corporation, Vanke Properties, and Jiujiu Technologies. Mr. Guan holds a Bachelor’s Degree in Management from Dongbei University of Finance and Economics.

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

Doreen Mak is an independent director of the Company.Ms. Mak has over 11 years of experience in financial investment and management. From 2010 to date, she serves as the investment manager and senior investment analyst at a privately-owned investment company focusing on investment in the secondary market. From 2006 to 2010, she served as a finance and investment analyst in the aforesaid privately-owned investment company. Ms. Mak holds a bachelor’s degree in Commerce (Accounting and Finance) from the University of Melbourne, Australia.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which the Fourth Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Fourth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2020 and 2019 to each of the following named executive officers. The total amount was $0.9 million and $0.8 million in fiscal 2020 and 2019.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Ban Lor/co-CEO (1)
	2019	$201,884	$5,965	$-	$207,809
	2020	215,451	8,034		223,485

Stewart Lor/co-CEO and CFO (2)
	2019	$154,321	$50,704	$-	$205,025
	2020	198,086	68,292		266,378

Xiuhe Jiang/Chief Product Officer (3)
	2019	$48,977	$11,930	$-	$60,907
	2020	42,606	16,069		58,675

Tianfei Feng/Chief Research and Development Officer (4)
	2019	$71,847	$28,335	$-	$100,182
	2020	97,472	38,163		135,635

Liping Shu/Chief Marketing Officer (5)
	2019	$93,079	$50,704	$-	$143,783
	2020	130,564	68,292		198,856

Nanfang Li/Chief Strategy Officer (6)
	2019	$49,218	$29,826	$-	$79,044
	2020		40,171		40,171

(1)	Appointed Chairman, President and CEO effective as of August 2018 and resigned as President as of October 2019.

(2)	Appointed CFO effective as of August 2018 and appointed as co-Chairman and co-CEO as of October 2019.

(3)	Appointed Chief Product Officer effective as of August 2018. Xiuhe Jiang retired from his position as a Chief Product Officer at the Company on March 2, 2021.

(4)	Appointed Chief Research and Development Officer as of August 2018.

(5)	Appointed Chief Marketing Officer as of March, 2020.

(6)	Appointed as Chief Strategy Officer as of August 2018 and resigned from such position in July 2019.

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

2018 Stock Option Plan

We adopted the 2018 Stock Option Plan (the “2018 Plan”) on April 4, 2019 (the “Effective Date”), which was further amended by the First Amendment to the 2018 Plan (the “First Amendment”, and collectively with the 2018 Plan the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. Section 3(a) and 6(f) are amended as the following. The total number of Ordinary Shares issuable upon the exercise of all outstanding Options granted under the Plan shall not exceed 20% of the total number of outstanding Ordinary Shares.

On April 4, 2019, the Board of Directors approved several restricted stock options grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 1,050,500 stock options to key employees and directors under the Plan. Stock options granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. Stock options are valid for a period of 10 years from April 4, 2019 to April 5, 2029. As at the grant date of April 4, 2019, the weighted-average fair value per share was $5.00 and the estimated total fair value of the restricted shares granted was $5,252,500. No grants were made in fiscal year 2020.

On February 23, 2020, the Board approved to register all the shares issuable under the Company’s 2018 Amended Option Plan in a registration statement on a Form S-8, representing 9,155,464 ordinary shares issuable under our Amended 2018 Stock Option Plan. As of the date hereof, the Company has issued certain options to the employees, advisors, and consultants of the Company under Plan to purchase in an aggregate amount of 9,155,464 Ordinary Shares the grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the total number of Ordinary Shares in the capital of the Company issuable upon the exercise of all outstanding Options granted under this Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option. In the event of a spin-off transaction, the board of director or the Committee may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Options under the Plan.

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

Transferability of Option. Options shall be transferable (i) at will and by the laws of succession and distribution; (ii) during the lifetime of the Optionee, to the extent and in the manner authorized by the Administrator; and (iii) upon delivery of a written assignment of the Options duly executed by the Optionee at the principal office of the Company, along with the Options and funds sufficient to pay any transfer taxes payable upon the making of such transfer. The Optionee shall surrender its Options to the Company within seven (7) calendar days of the date on which the Optionee delivers the assignment form to the Company assigning its Options. Upon such surrender and, if required, such payment, the Company shall execute and deliver new Options in the name of the assignee and shall promptly cancel the surrendered Options. Notwithstanding the foregoing, the Optionee may designate one or more beneficiaries of the Optionee’s Option in the event of the Optionee’s death on a beneficiary designation form provided by the Administrator”

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan has become effective on the date of the effectiveness of Company’s initial public offering. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

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

C. Board Practices

Composition of Board; Risk Oversight

Our board of directors presently consists of four (4) directors. Pursuant to our Fourth Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the board of directors shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the board until the next annual meeting of the Company. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”) immediately prior to the consummation of Company’s IPO. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Fourth Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The initial members of Class I Directors are Yuping Ouyang and Bo Wu. The initial members of Class II Directors are Ban Lor and Stewart Lor. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. Except for the sibling relationship between Mr. Ben Lor and Mr. Stewart Lor, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

Under the NASDAQ rules, we are required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least three members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Exchange Act. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. However, the NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e), (ii) the requirement that a majority of the board must be independent as provided in Nasdaq Listing Rule 5615(b)(1), (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a), and (iv) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c).

Under our Fourth Amended and Restated Memorandum and Articles of Association, we shall hold an annual general meeting in each year other than the year in which the Fourth Amended and Restated Memorandum and Articles of Association were adopted and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the board of directors shall appoint.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Yuping Ouyang and Bo Wu are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Currently, our Audit Committee consists of3 members, Bo Wu, Doreen Mak and Wei Guan, with Wei Guan serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Yuping Ouyang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of 3 members, Bo Wu, Wei Guan and Doreen Mak, with Doreen Mak serving as the chair of Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of 3 members, Doreen Mak, Wei Guanand and Bo Wu, with Bo Wu serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Fourth Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

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

D. Employees

As of the date of this Annual Report, we had a total of 236 full-time employees, of which 106 are in research and development, 39 are in sales and marketing, 52 are in technical and customer services, and 39 are in general administration.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Ordinary Shares held by them are located in the United States. Applicable percentage ownership is based on 48,262,216 Ordinary Shares outstanding as of June 30, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Percentage
Ban Lor (1)	4,054,119	8.40%
Stewart Lor (2)	1,309,383	2.71%
Wei Guan	0	-
Bo Wu	0	-
Liping Shu	*	*
Tianfei Feng	0	-
Doreen Mak	0	0
All directors and executive officers as a group	5,363,502	11.11%

Hybridge Holdings Ltd. (1)	3,486,053	7.22%
5% or greater beneficial owners as a group	3,486,053	7.22%

*	Less than 1%.

(1)	Consists of (i) 3,138,169 Ordinary Shares held by Hybridge Holding Ltd., a British Virgin Islands company (“Hybridge”) which is 100% owned by Ban Lor; (ii) 173,984 Ordinary Shares held by Sunbrook One Ltd., a British Virgin Islands company (“Sunbrook”) which Ban Lor, together with his spouse, Mrs. Lor, owns and controls 87.85% equity interest and voting power; (iii) 180,569 Ordinary Shares held by Bitlakes Holdings Ltd., a British Virgin Islands company (“Bitlakes”) which Ban Lor owns and controls 67.46% equity interest and voting power; and (iv) 213,513 Ordinary Shares held by Foxbit Holdings Ltd., a British Virgin Islands company (“Foxbit”) which Ban Lor owns and controls 61.61% equity interest and voting power. The principal office address for Hybridge, Sunbrook, Bitlakes and Foxbit is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(2)	Includes 1,309,383 Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

As of the date of this Annual Report, there were 43 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Prepaid expense –related parties:

The Company had consulting fee prepayment of $121,144 to Guangzhou Powerbridge Blockchain Co., Ltd. as of December 31, 2019, which the Company has significant influence over with. In 2020, both parties negotiated to terminate the consulting service. The balance of $129,254 as of December 31, 2020 was reclassified to due from related party and fully allowanced in 2020.

For the year ended December 31, 2019, the Company incurred consulting fee prepayment $685,167 to Hengqin Baisheng Investment, GP, which was a non-controlling shareholder of Powerbridge Ningbo. The balance of $622,222 as of December 31, 2020 was reclassified to due from related party in 2020.

Due from related party.

As of December 31, 2020, the Company had $129,254 due from Guangzhou Powerbridge Blockchain Co., Ltd., which was fully allowanced in 2020. As of December 31, 2020, the Company had $622,222 due from Hengqin Baisheng Investment, GP.

As of December 31, 2020 and 2019, the Company advanced $30,651 and $370,000 to Mr. Zongbo Jiang, the legal representative of Guangzhou Hongqiao Blockchain Co., Ltd, which the Company has significant influence over with. The balance was collected in 2020.

Due to related party.

Due to related party as of December 31, 2020 amounted to $71,020, which included $8,855 unpaid expenses to Ling Lor, wife of CEO and director of the Company and $62,165 unpaid expenses to Hong Yu, shareholder of Chongqing Power.

Due to related party as of December 31, 2019 amounted to $6,538, which represents unpaid expenses to Ling Lor, wife of CEO and director of the Company.

Short term bank loan.

On April 25, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,149,095 for a term of one year and at a floating rate based on prime borrowing rate in PRC. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid upon maturity.

On March 16, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,532,532 for a term of half year and at a fixed annual interest rate of 5.003%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid October 8, 2020.

On November 5, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,532,567 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party.

On February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $430,923 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $172,369 as of December 31, 2019. The loan was fully repaid upon maturity.

On January 9, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $766,284 for a term of one year and at a fixed annual interest rate of 4.45%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $114,943 as of December 31, 2020. The loan was fully repaid on December 25, 2020.

On March 4, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $459,770 for a term of one year and at a fixed annual interest rate of 4.55%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On December 14, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $306,514 for a term of one year and at a fixed annual interest rate of 4.55%. The bank loan was guaranteed by Mr. Ban Lor.

On January 2, 2020, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,298,851 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity.

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

B. Amended and Restated Memorandum and Articles of Association

Our Fourth Amended and Restated Memorandum and Articles of Association were filed as Exhibit 10.1 of Form 6-K filed on November 6, 2020 and are hereby incorporated by reference into this Annual Report. The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our Fourth Amended and Restated Memorandum and Articles of Association, effective on September 30, 2020 (respectively, the “Memorandum” and the “Articles”). We were incorporated as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, (“Cayman Companies Law”), on July 27, 2018. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless and until the directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each shareholder shall be in uncertified book entry form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this report, the authorized share capital of the Company is US $500,000 divided into 300,000,000 shares of US $0.00166667 par value each. Subject to the provisions of the Cayman Companies Law and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares provided that if such operates to vary the rights of holders of ordinary shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Ordinary Shares

General. The unissued shares of the Company shall be at the disposal of the Board, under its absolute discretion, at such times and for such consideration and upon such terms and conditions and for any reason, without limitation, but so that no shares shall be issued at a discount to par value. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association. The board may issue options, warrants, convertible securities or other similar nature securities.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Third Amended and Restated Memorandum and Articles of Association provide that our board of directors may declare and pay dividends out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed, or out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

Voting Rights. In respect of all matters subject to a shareholders’ vote, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one vote for every share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of shareholders holding at the date of deposit of the requisition not less one-tenth of such of the paid-up share capital of our company that carries the right to vote at a general meeting, forthwith proceed to convene an extraordinary general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as making changes to our Third Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form prescribed by the NASDAQ Stock Market (the “Designated Stock Exchange”) or in or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Shares only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement. If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal. The registration of transfers of shares or of any class of shares may, subject to compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Third Amended and Restated Memorandum and Articles of Association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our memorandum of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series to be issued;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Third Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Law subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offer, or may, within a two-month period conversing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be duly effected if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Third Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our Third Amended and Restated Memorandum and Articles of Association provides that anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may be done without a meeting by written resolution in accordance with such Third Amended and Restated Memorandum and Articles of Association. A written resolution is passed when it is signed by (or in the case of a shareholder that is a corporation, on behalf of) all the shareholders, or all the shareholders of the relevant class thereof, entitled to vote thereon, or in the case of an ordinary resolution, the requisite majority, and may be signed in as many counterparts as may be necessary.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our Third Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 10% of the share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, a shareholder may give notice to the Company of business proposed to be brought before an annual general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Law but our Third Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Third Amended and Restated Memorandum and Articles of Association, directors may be removed by way of a special resolution of our shareholders at any time before the expiration of his or her period of office.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. The Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our Third Amended and Restated Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our Third Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our Third Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Third Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Third Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

Documents concerning us that are referred to in this document may be inspected at c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.3% in fiscal year 2019 and appreciated by 6.3% in fiscal year 2020.. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2020 were not effective at the reasonable assurance level due to the material weakness described below.

In connection with the audit of our financial statements for the years ended December 31, 2020, 2019 and 2018, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management made an annual assessment regarding our internal control over financial reporting. The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Remediation of Material Weaknesses

To remediate our identified material weaknesses, we intend to adopt several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; (v) setting up and maintaining a control process for the accounting implication assessment of all significant payment transactions, particularly those that are non-routine; (vi) setting up and maintaining a control process for maintaining all supporting documentation regarding non-routine transactions; (vii) updating the approval requirements for non-routine transactions to ensure that they match our transaction approval policies in place on our other accounts; and (viii) partnering with third party service providers and a custodian bank to assist with borrower bank account management.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2021. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

(d) Changes in Internal Control over Financial Reporting

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Onestop Assurance PAC, B F Borgers CPA PC, and Friedman LLP for the periods indicated:

	December 31, 2020	December 31, 2019
Audit Fees
- Onestop Assurance PAC	$220,000	$-
- B F Borgers CPA PC	150,000
- Friedman LLP	-	190,000
All Other Fees	-	-
Total Fees	$370,000	$190,000

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As described under Item 16G, we have relied on and intend to continue relying on home country practice, our audit committee consists of two members (both of whom are independent directors) instead of three members as required under NASDAQ listing rules. Other than above, we have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Friedman LLP

On September 30, 2020 we dismissed Friedman LLP (“Friedman”) as our independent registered public accounting firm, effective immediately. On October 2, 2020, BF Borgers CPA PC (“BFB”) has been engaged as our independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of Friedman and the engagement of BFB as the independent registered public accounting firm. Friedman served as the independent registered public accounting firm for us since 2018. The auditor’s report of Friedman on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and through the subsequent interim period preceding the dismissal of Friedman, there were no (i) “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Friedman would have caused Friedman to make reference to the subject matter thereof in its reports for such fiscal years and interim period, or (ii) “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of this disclosure to Friedman and have requested that Friedman furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Friedman, and a copy of the letter is filed as Exhibit 16.1 to this Form 20-F.

We file a report on Form 6-K on October 6, 2020 (the “October 2020 6-K”) to disclose the dismissal. We furnished a copy of the October 2020 6-K to Friedman which contained the verbatim statement as the immediate precedent paragraph and requested that Friedman furnish us with a letter addressed to the SEC stating whether it agrees with such statements as the immediate precedent paragraph or, if not, stating the respects in which it does not agree. We received the requested letter from Friedman, and a copy of the letter was filed as Exhibit 99.1 to the October 2020 6-K.

Dismissal of BF Borgers CPA PC

On April 19, 2021, we dismissed BFB as our independent registered public accounting firm, effective immediately. The Company engaged BFB during the period from October 2, 2020 to April 19, 2021 (the “Engagement Period”). During the Engagement Period, BFB did not issue an audit reports on the Company’s consolidated financial statements.

During the two most recent fiscal years and through the subsequent interim period preceding the dismissal of BFB, there were no (i) “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and BFB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BFB would have caused BFB to make reference to the subject matter thereof in its reports for such fiscal years and interim period, or (ii) “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e), (ii) the requirement that a majority of the board must be independent as provided in Nasdaq Listing Rule 5615(b)(1), (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a), and (iv) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Powerbridge Technologies Co., Ltd., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Form of Underwriting Agreement(1)

3.1	Fourth Amended and Restated Memorandum and Articles of Association(5)

4.1	Specimen Ordinary Share Certificate(4)

4.2	Form of Underwriter Warrant(4)

10.1	2018 Stock Option Plan

10.2	Form of Employment Agreement(2)

10.3	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017(2)

10.4	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016(2)

10.5	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017(2)

10.6	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016(2)

10.7	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016(2)

10.8	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016(2)

10.9	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016(2)

10.10	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015(2)

10.11	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017(2)

10.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016(2)

10.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015(2)

10.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014(2)

10.15	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018(2)

10.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018(2)

10.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018(2)

10.18	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of October 23, 2018(2)

10.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018(2)

10.20	Employment Agreement between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of August 18, 2018(2)

10.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018(2)

10.22	Employment Agreement between Powerbridge Technologies Co., Ltd. and Xuehe Jiang dated as of August 18, 2018(2)

10.23	Employment Agreement between Powerbridge Technologies Co., Ltd. and Tianfei Feng dated as of August 18, 2018(2)

10.24	Employment Agreement between Powerbridge Technologies Co., Ltd. and Nanfang Li dated as of August 18, 2018(2)

10.25	Unofficial English Translation of Technology Development Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Project Department of Guiyang Gaimao Railway Port Construction (Phase I project) of No.3 Engineering Company of China Railway No.8 Engineering Group Co., Ltd. dated as of September 1, 2019(6)

10.26	Unofficial English Translation of Sales Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Wuhan Borui Int Technology Co., LTD. dated as of June 28, 2019(6)

10.27	Form of Securities Purchase Agreement(7)

10.28	Form of Securities Purchase Agreement(8)

10.29	Form of Unsecured Convertible Promissory Note(8)

10.30	Unofficial English Translation of the Leasing Agreement dated September 25, 2020 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.(9)

10.31	Unofficial English Translation of the Supplemental Agreement to Leasing Agreement dated November 20, 2020 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.(10)

10.32	Sales Agreement, dated February 23, 2021, by and between Powerbridge Technologies Co., Ltd. and A.G.P./Alliance Global Partners(11)

10.33	Securities Purchase Agreement by and between Powerbridge Technologies Co., Ltd. and Uptown Capital, LLC dated as of January 8, 2021(12)

10.34	Convertible Promissory Note dated January 8, 2021(12)

10.35	Securities Purchase Agreement dated April 9, 2021 by and between the Company and the Investor(13)

10.36	Form of Convertible Note(13)

10.37	Form of Warrant(13)

10.38

Unofficial English Translation of the Supplemental Agreement to the Leasing Agreement dated March 30, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.39	Unofficial English Translation of the Void Confirmation for the Supplemental Agreement by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.40	Unofficial English Translation of the Second Supplemental Agreement to the Leasing Agreement dated May 12, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.41

Unofficial English Translation of the Third Supplemental Agreement to the Leasing Agreement dated May 16, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Conduct and Ethics(2)

15.1	Consent of Audit Onestop Assurance PAC

16.1	Letter From BF Borgers CPA PC regarding Item 16F (change in Certifying Accountant), dated May 17, 2021

21.1	List of Subsidiaries of the Registrant

24.1	Power of Attorney (included on signature page) (1)

99.1	Charter of the Audit Committee(2)

99.2	Charter of the Compensation Committee(2)

99.3	Charter of the Nominating and Corporate Governance Committee(2)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

(2)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

(3)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

(4)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

(5)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 6, 2020.

(6)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 20-F filed with the Securities and Exchange Commission on June 24, 2020.

(7)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on August 28, 2020.

(8)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on September 8, 2020.

(9)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

(10)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 25, 2020.

(11)	Previously filed; incorporated by reference to Exhibit 1.01 of the Company’s Registration Statement on Form F-3 filed with the SEC on February 23, 2021.

(12)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on February 23, 2021.

(13)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on April 9, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Ban Lor
Name:	Ban Lor
Title:	Co-Chief Executive Officer (Principal Executive Officer)

Dated:	July 13, 2021

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Powerbridge Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Powerbridge Technologies Co., Ltd. (collectively, the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit OneStop Assurance PAC

We have served as the Company’s auditor since 2021.

Singapore

July 12, 2021

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$8,389,704	$5,772,055
Restricted cash	-	172,369
Notes receivable	-	215,462
Accounts receivable, net	14,314,985	11,241,076
Prepaid expense – related parties	-	806,311
Due from related parties	652,873	370,000
Loans to third parties	5,365,517	740,000
Contract costs	4,041,585	2,999,411
Prepayments, deposits and other current assets, net	1,999,281	551,013
Total Current Assets	34,763,945	22,867,697

Property and equipment, net	7,184,101	6,564,640
Prepayments, deposits and other assets, net	385,607	759,397
Loan receivable – long term	63,434,483	-
Deferred tax assets	415,131	309,111
Total Assets	$106,183,267	$30,500,845

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$4,597,701	$1,580,018
Accounts payable	24,282,921	19,773,556
Customer deposits	573,243	270,793
Deferred revenue	1,095,279	869,396
Salaries and benefits payable	2,170,651	1,219,584
Due to related party	71,020	6,538
Taxes payable	698,935	869,913
Total Current Liabilities	33,489,750	24,589,798
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.00166667 par value; 300,000,000 shares authorized, 45,777,318 and 8,967,748 shares issued and outstanding as of December 31, 2020 and 2019	76,296	14,946
Additional Paid-in Capital	100,149,397	15,878,438
Accumulated deficit	(28,234,492)	(9,980,835)
Accumulated other comprehensive (loss) income	814,343	(1,487)
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	72,805,544	5,911,062
Non-controlling interest	(112,027)	(15)
Total Equity	72,693,517	5,911,047
Total Liabilities and Equity	$106,183,267	$30,500,845

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended
	December 31,
	2020	2019	2018
REVENUES:
Application development services	$21,985,214	$15,720,676	$20,037,861
Consulting and technical support services	3,797,354	3,307,662	2,390,948
Subscription services	881,443	1,066,720	723,458
Total revenues	26,664,011	20,095,058	23,152,267

COST OF REVENUES
Cost of application development services	15,320,446	12,553,556	14,140,094
Cost of consulting and technical support services	1,803,239	1,339,133	1,093,631
Cost of subscription services	147,631	137,658	84,936
Total cost of revenues	17,271,316	14,030,347	15,318,661

GROSS PROFIT	9,392,695	6,064,711	7,833,606

OPERATING EXPENSES
Sales and marketing	2,675,028	3,562,425	2,144,588
General and administrative	5,559,426	5,945,576	2,316,058
Provision for doubtful accounts	191,148	3,293,600	368,125
Research and development	2,780,944	2,163,658	1,992,228
Share based compensation	1,473,976	2,351,890	-
Total operating expenses	12,680,522	17,317,149	6,820,999

OPERATING (LOSS) INCOME	(3,287,827)	(11,252,438)	1,012,607

OTHER INCOME (EXPENSE)
Other income	106,026	252,109	584,209
Change in fair value of convertible debt	(15,258,333)	-	-
Total other expense	(15,152,307)	252,109	584,209

(LOSS) INCOME BEFORE INCOME TAXES	(18,440,134)	(11,000,329)	1,596,816

INCOME TAX (BENEFITS) EXPENSES	(80,532)	(213,347)	43,190

NET (LOSS) INCOME	(18,359,602)	(10,786,982)	1,553,626

Less: (loss) income attributable to non-controlling interests	(105,945	(145)	7,336
NET (LOSS) INCOME ATTRIBUTABLE TO POWERBRIDGE	(18,253,657)	(10,786,837)	1,546,290

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	809,672	(101,857)	(339,238)
COMPREHENSIVE (LOSS) INCOME	(17,549,930)	(10,888,839)	1,214,388
Less: comprehensive (loss) income attributable to non-controlling interest	(112,103)	(144)	6,928
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO POWERBRIDGE	$(17,437,827)	$(10,888,695)	$1,207,460

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	16,150,065	8,388,481	6,905,248
(LOSS) EARNINGS PER SHARE
Basic and diluted	$(1.13)	$(1.29)	$0.22

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Share subscription receivable	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Non-controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance, December 31, 2017	6,905,248	11,509	(11,509)	5,519,507	(740,288)	(6,928)	439,201	5,211,492
Net income for the year	-	-	-	-	1,546,290	7,336		1,553,626
Foreign currency translation adjustment	-	-	-	-	-	(408)	(338,830)	(339,238)
Balance, December 31, 2018	6,905,248	$11,509	$(11,509)	$5,519,507	$806,002	$-	$100,371	$6,425,880
Issuance of shares –initial public offering, net of issuance costs	2,012,500	3,354	11,509	8,007,124	-	-	-	8,021,987
Capital contribution by non-controlling shareholder	-	-	-	-	-	129	-	129
Restricted shares issued for services	50,000	83	-	18,347	-	-	-	18,430
Options granted for services	-	-	-	2,333,460	-	-	-	2,333,460
Net loss for the year	-	-	-	-	(10,786,837)	(145)	-	(10,786,982)
Foreign currency translation adjustment	-	-	-	-	-	1	(101,858)	(101,857)
Balance, December 31, 2019	8,967,748	$14,946	$-	$15,878,438	$(9,980,835)	$(15)	$(1,487)	$5,911,047
Issuance of shares for private placement	8,800,000	14,667		17,585,333	-	-	-	17,600,000
Conversion of convertible note	27,777,776	46,297	-	65,212,036	-	-	-	65,258,333
Restricted shares issued for services	231,794	386	-	486,961	-	-	-	487,347
Options granted	-	-	-	986,629	-	-	-	986,629
Capital contribution by non-controlling shareholder	-	-	-	-	-	91	-	91
Net loss for the year	-	-	-	-	(18,253,657)	(105,945)	-	(18,359,602)
Foreign currency translation adjustment	-	-	-	-	-	(6,158)	815,830	809,672
Balance, December 31, 2020	45,777,318	$76,296	$-	$100,149,397	$(28,234,492)	$(112,027)	$814,343	$72,693,517

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$(18,359,602)	$(10,786,982)	$1,553,626
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation and amortization	1,451,572	952,204	643,265
Provision (recovery) for doubtful accounts	191,148	3,293,600	368,125
Share based compensation	1,473,976	2,351,890	-
Loss from disposal of property and equipment	1,548	18,916	1,994
Deferred tax (benefit) provision	(80,641)	(224,511)	(69,898)
Change in fair value of convertible debt	15,258,333	-	-
Changes in assets and liabilities:
Notes receivable	217,259	91,197	(322,288)
Accounts receivable	(2,004,618)	714,690	(3,515,181)
Contract costs	(795,174)	(3,022,727)	-
Prepayments, deposits and other assets	(1,196,470)	616,243	(766,322)
Accounts payable	3,010,706	3,772,182	4,949,114
Notes payable	-	(465,598)	486,669
Salaries and benefits payable	860,110	395,781	(217,606)
Prepaid expense – related parties	813,038	(812,579)	-
Taxes payable	(216,624)	13,160	(331,381)
Deferred revenue	158,474	(312,305)	451,325
Customer deposits	268,706	144,245	(301,147)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	1,051,741	(3,260,594)	2,930,295

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to third parties	(64,281,291)	(692,230)	844,554
Purchases of property and equipment	(1,623,312)	(2,901,891)	(2,162,385)
Proceeds from disposal of property and equipment	70	-	-
NET CASH USED IN INVESTING ACTIVITIES	(65,904,533)	(3,594,121)	(1,317,831)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	6,517,739	1,592,300	1,588,742
Repayments of bank loans	(3,765,757)	(1,519,955)	(226,963)
Proceeds from Initial Public Offering	-	10,062,500	-
Payment of Initial Public Offering costs	-	(2,040,513)	-
Proceeds from private placement	17,600,000	-	-
Proceeds from issuance of convertible note	50,000,000	-	-
Payments to related parties	(308,284)	(370,000)	(763,288)
Proceeds from related parties	-	159,944	-
Capital contribution by non-controlling shareholder	91	129	-
NET CASH PROVIDE BY (USED IN) FINANCING ACTIVITIES	70,043,789	7,884,405	598,491

EFFECT OF EXCHANGE RATE CHANGES	(2,745,717)	(103,426)	(249,345)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	2,445,280	926,264	1,961,610

CASH AND RESTRICTED CASH - beginning of year	5,944,424	5,018,160	3,056,550

CASH AND RESTRICTED CASH - end of year	$8,389,704	$5,944,424	$5,018,160

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$203,289	$123,278	$19,385
Income taxes	$15,706	$107,074	$296,487

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Reclassification of deferred offering costs to additional paid in capital	-	400,640	-
Warrants issued to placement agents in connection with the Company’s Initial Public Offering	-	356,200	-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$8,389,704	$5,772,055	$4,348,635
Restricted cash	-	172,369	669,525
Total cash and restricted cash	$8,389,704	$5,944,424	$5,018,160

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

COVID-19

  In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting production, creating supply chain and market disruption. Substantially most of our revenues and our workforce are concentrated in China. Consequently, the Company has experienced delayed customer payments and rescheduled customer orders. Since the COVID-19 pandemic has been gradually contained in China, our revenue and gross margin for the year ended December 31, 2020 has not been adversely affected. However, any potential impact to the Company’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond the Company’s control.

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

Note 1 — Nature of business and organization (continued)

Reorganization - continued

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

 For the year ended December 31, 2020, the details of the Company's principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Technologies Co., Ltd. (“Powerbridge HK”)	100%	July 27, 2018	Hong Kong, PRC	Investment holding
Hongding Technology Co., Ltd	100%	July 28, 2020	Hong Kong, PRC	Investment holding
Zhuhai Powerbridge Technologies Co., Ltd. (“Powerbridge Zhuhai”)	100%	October 30, 1997	the PRC	software application and technology services
Shenzhen Hongding Interconnect Technology Co., Ltd	100%	October 21, 2020	the PRC	software application and technology services
Shantou Hongrui Information Tehcnology Co., Ltd. (“Shantou Hongrui”)*	38%	On August 19, 2019	the PRC	software application and technology services
Ningbo Powerbridge Pet Product Cross-border E-Commerce Service Co., Ltd. (“Ningbo Powerbridge”)	60%	September 29, 2019	the PRC	E-commerce
Shenzhen Honghao Internet Technology Co., Ltd (“Honghao”)	100%	July 28, 2020	the PRC	software application and technology services
Wuhan Honggang Tehcnology Co., Ltd (“Honggang”)	60%	June 21, 2019	the PRC	software application and technology services
Chongqing Powerbridge Zhixin Technology Co., Ltd* (“Zhixin”)	45%	September 2, 2019	the PRC	software application and technology services

* Certain third-party shareholders of Shantou Hongrui and Zhixin signed consents with the Company for the year ended December 31, 2020, which stated that the Company has the power and control to direct the activities that most significantly impact Shantou Hongrui and Zhixin and they unconditionally vote by consensus with the Company in all the board decisions. As such, the Company consolidates the financial results of Shantou Hongrui and Zhixin based on the voting power.

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

Liquidity

For the year ended December 31, 2020, the Company had working capital of $1.3 million and incurred a net loss of $18.4 million. For fiscal 2020, the Company had operation cash flow of $1.1 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections. The COVID-19 pandemic created significant economic uncertainty and volatility in the credit and capital markets since December 2019. Many customers have delayed their payments to the Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year in fiscal 2019. In early 2020, Chinese government took strict and efficient measures to control and eliminate the spreading of COVID-19 pandemic and many of our customers started to reopen business and bring operation to normal level in the second half of 2020. After evaluating the age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends, the Company reduced the provision for doubtful accounts for fiscal 2020.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2020, the Company had cash of approximately $8.4 million. To support its working capital, the Company entered into several securities purchase agreement in 2021. On January 8, 2021, the Company entered into a securities purchase agreement with Uptown Capital, LLC, pursuant to which the Company issued an unsecured promissory note on in the original principal amount of $1,650,000, convertible into ordinary shares, par value $0.00166667 per share, of the Company, for $1,500,000 in gross proceeds. On February 23, 2021, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners, as sales agent, pursuant to which the Company may offer and sell up to $30,000,000 of its ordinary shares, par value $0.00166667 per share. On April 9, 2021, the Company entered into a securities purchase agreement with YA II PN, LTD., pursuant to which the Company sells convertible notes in the principal amount of US$7,000,000 and a warrant to purchase 571,429 Ordinary Shares, for gross proceeds of approximately US$6,790,000. The Company believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, loans to third parties, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, notes and accounts receivable, due from related parties, prepayments, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables, due to related party and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

The Company elected the fair value option to account for its convertible loan. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 9 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2020:

2020

Opening balance	$-
Issuance of convertible loan	50,000,000
Loss on change in fair value of convertible loan	15,258,333
Conversion of convertible loan	(65,258,333)
Total	$-

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2020 and 2019, cash balances were $8,389,704 and $5,772,055, respectively.

Restricted cash

Restricted cash mainly represents security deposits as required by certain customers on the Company’s projects. The deposits in restricted bank accounts cannot be withdrawn until the Company completes the related projects. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements. As of December 31, 2020 and 2019, restricted cash consists of cash equivalents of $nil and $172,369 used as collateral to secure bank borrowings (Note 8). The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank borrowings. The bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, the related restricted cash is classified as a current asset.

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

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended December 31, 2020, 2019 and 2018, the Company recognized nil impairment for the long-lived assets.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the year ended December 31, 2019 were presented under ASC 606, and revenues for the years ended December 31, 2018 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”).To achieve that core principle, the Group applies the following steps:

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to $4,041,585 and $2,999,411 as of December 31, 2020 and 2019, respectively. There was no contract acquisition costs as of December 31, 2020 and 2019.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2020 and 2019, the balance of customer deposits amounted to $573,243 and $270,793, respectively. As of December 31, 2020 and 2019, the balance of deferred revenue amounted to $1,095,279 and $869,396, respectively.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2020, 2019 and 2018, the advertising expense amounted to $53,445, $61,174 and 21,168, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2020, 2019 and 2018. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2020 and 2019, since the company had a loss, basic and dilutive loss per share are the same. For the years ended December 31, 2018, there were nil potential dilutive ordinary shares.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2020 and 2019, the aggregate amount of cash and restricted cash of $8,365,573 and $5,606,425, respectively, were held at major financial institutions in PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 1.3% in fiscal year 2019 and appreciated by 6.3% in fiscal year 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks - continued

(c)	Significant customers

For the year ended December 31, 2020, one customer accounted for 25.7% of the Company’s total revenues. For the year ended December 31, 2019, two customers accounted 21.8% and 10.7% of the Company’s total revenues. For the year ended December 31, 2018, no customer accounted for more than 10% of the Company’s total revenues. As of December 31, 2020, no customer accounted for more than 10% of the Company’s accounts receivable. As of December 31, 2019, one customer accounted 12.8% of the Company’s accounts receivable.

(d)	Significant suppliers

For the year ended December 31, 2020, one supplier accounted for 21.3% of the Company’s total purchases. For the year ended December 31, 2019, one supplier accounted for 22.7% of the Company’s total purchases. For the year ended December 31, 2018, three suppliers accounted for 12.9%, 11.2% and 10.3% of the Company’s total purchases. As of December 31, 2020, one supplier accounted for 11.9% of the Company’s total accounts payable. As of December 31, 2019, one supplier accounted for 11.4% of the Company’s total accounts payable.

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company will adopt this guidance effective January 1, 2022. The Company is evaluating the impact on its consolidated financial statements.

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

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31
	2020	2019

Accounts receivable	$15,896,127	$12,910,734
Less: Allowance for doubtful accounts	(1,581,142)	(1,669,658)
Total accounts receivable, net	$14,314,985	$11,241,076

Unbilled accounts receivable included in accounts receivable above amounted to $7,526,282 and $5,865,900 as of December 31, 2020 and 2019, respectively. The unbilled accounts receivables as of December 31, 2020 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of March 31, 2021, approximately $2.1 million (or 13.5%) of total accounts receivable as of December 31, 2020 was collected. It represented 23.0% of billed accounts receivable balance and 3.0% of unbilled accounts receivable balance as of December 31, 2020 were subsequently collected, respectively.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2020	2019	2018

Beginning balance	$1,669,658	$392,533	$36,285
Provision (reverse) for doubtful accounts	-	3,276,200	372,635
Recovery	(189,286)	-	-
Written-off	-	(1,984,244)	-
Foreign currency translation adjustments	100,770	(14,831)	(16,387)
Ending balance	$1,581,142	$1,669,658	$392,533

For the year ended December 31, 2019, the Company wrote off $1,984,244 accounts receivable related to two customers.

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2020	2019

Security deposits (1)	$385,607	$755,886
Advances to suppliers	1,508,022	31,449
Advances to employees	215,735	18,159
Prepaid expense	293,573	377,501
Others	288,464	158,554
	2,691,401	1,341,549
Less: Long term portion	(385,607)	(759,397)
Allowance for doubtful accounts	(306,513)	(31,139)
Prepayments, deposits and other assets – current portion	$1,999,281	$551,013

(1)	Security deposits represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Prepayments, deposits and other assets, net (continued)

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2020	2019	2018

Beginning balance	$31,139	$14,047	$19,422
Provision(recovery) for doubtful accounts	258,280	17,400	(4,510)
Foreign currency translation adjustments	17,094	(308)	(865)
Ending balance	$306,513	$31,139	$14,047

Note 5 — Loans to third parties

Loans to third parties consisted of the following:

	As of December 31,
	2020	2019

Unsecured loan receivable from third parties (1)	$704,981	$740,000
Guaranteed loan receivable from media business (2)	68,095,019	-
	68,800,000	740,000
Less: Long term portion	(63,434,483)	-
Prepayments, deposits and other assets – current portion	$5,365,517	$740,000

(1)	The Company had unsecured, interest-bearing loan receivables from various third parties. The maturity of these loans are generally within one year. As of December 31, 2020 and 2019, the loans to third parties amounted to $704,981 and $740,000 with annual interest rates approximately 8% and 5.3%.

(2)	Pursuant to the agreement with Shenzhen Kezhi Technology Co., Ltd.(“Kezhi”) on September 25, 2020 and a series of amendments entered during the period from September 25, 2020 to May 16, 2021, the Company intends to expand to media business through Kezhi. The Company originally planned to acquire certain media business assets from Kezhi, however, due to uncertainties in COVID-19, the Company and Kezhi ultimately reached into a final agreement (“Final agreement”) on May 16, 2021. Pursuant to the Final agreement, the Company agreed to extend a working capital support loan to Kezhi in aggregated of $68,095,019 with expected annual returns over two years and coupon interest rate of 5%. The expected annual return is as follows:

Twelve months ending December 31,	Expected annual return schedule
2021	$4,660,536
2022	70,243,985
Total return payments (including principal and interest)	$74,904,521

The effective annual interest rate based on the expected annual return schedule was approximately 5%. The repayment of loan is guaranteed by a third-party company. As of December 31, 2020, based on the above repayment plan, the Company included $4,660,536 principal portion of the loan receivable in the current portion of loans to third parties and included $63,434,483 in the non-current portion of loans to third parties.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,
	2020	2019

Computer equipment	$494,803	$409,346
Office equipment, fixtures and furniture	2,084,615	1,953,259
Capitalized development cost and software acquired	8,081,105	6,027,310
Automobiles	165,149	154,788
Subtotal	10,825,672	8,544,703
Less: accumulated depreciation and amortization	(3,641,571)	(1,980,063)
Total	$7,184,101	$6,564,640

Depreciation and amortization expense for the years ended December 31, 2020, 2019 and 2018 amounted to $310,845, $299,959 and $272,458, respectively. The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions for internal use incurred during the application development stage. The amortization expense for the years ended December 31, 2020, 2019 and 2018 totaled $1,140,727, $652,245 and $370,807, respectively.

The estimated amortization of capitalized development cost is as follows:

Twelve months ending December 31,	Estimated amortization expense
2021	$1,513,352
2022	1,385,346
2023	1,203,410
2024	911,125
2025	390,387
Thereafter	16,003
Total	$5,419,623

Note 7 — Related party balances and transactions

Related party transactions and balances

a.	Prepaid expense – related parties

The Company had consulting fee prepayment of $121,144 to Guangzhou Powerbridge Blockchain Co., Ltd. as of December 31, 2019, which the Company has significant influence over with. In 2020, both parties negotiated to terminate the consulting service. The balance of $129,254 as of December 31, 2020 was reclassified to due from related party and fully allowanced in 2020.

For the year ended December 31, 2019, the Company incurred consulting fee prepayment $685,167 to Hengqin Baisheng Investment, GP, which was a non-controlling shareholder of Powerbridge Ningbo. The balance of $622,222 as of December 31, 2020 was reclassified to due from related party in 2020.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Related party balances and transactions (continued)

Related party transactions and balances - continued

b.	Due from related parties:

As of December 31, 2020, the Company had $129,254 due from Guangzhou Powerbridge Blockchain Co., Ltd., which was fully allowanced in 2020. As of December 31, 2020, the Company had $622,222 due from Hengqin Baisheng Investment, GP.

As of December 31, 2020 and 2019, the Company advanced $30,651 and $370,000 to Mr. Zongbo Jiang, the legal representative of Guangzhou Hongqiao Blockchain Co., Ltd, which the Company has significant influence over with. The balance collected in 2020.

b.	Due to related party:

Due to related party as of December 31, 2020 amounted to $71,020, which included $8,855 unpaid expenses to Ling Lor, wife of CEO and director of the Company and $62,165 unpaid expenses to Hong Yu, shareholder of Chongqing Power.

Due to related party as of December 31, 2019 amounted to $6,538, which represents unpaid expenses to Ling Lor, wife of CEO and director of the Company.

Note 8 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2020	December 31, 2019

Loan from Bank of Communication	$1,532,567	$1,149,095
Loan from Bank of China	766,284	430,923
Loan from Guangfa Bank	2,298,850	-
	$4,597,701	$1,580,018

On April 25, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,149,095 for a term of one year and at a floating rate based on prime borrowing rate in PRC. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid upon maturity.

On March 16, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,532,532 for a term of half year and at a fixed annual interest rate of 5.003%. The bank loan was unsecured and guaranteed by Mr. Ban Lor, the Chairman and CEO of the Company, and his family member. The loan was fully repaid October 8, 2020.

On November 5, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,532,567 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Bank loans (continued)

 On February 1, 2019, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $430,923 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $172,369 as of December 31, 2019. The loan was fully repaid upon maturity.

On January 9, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $766,284 for a term of one year and at a fixed annual interest rate of 4.45%. The bank loan was guaranteed by Mr. Ban Lor and secured by a restricted cash deposit of $114,943 as of December 31, 2020. The loan was fully repaid on December 25, 2020.

On March 4, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $459,770 for a term of one year and at a fixed annual interest rate of 4.55%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On December 14, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $306,514 for a term of one year and at a fixed annual interest rate of 4.55%. The bank loan was guaranteed by Mr. Ban Lor.

On January 2, 2020, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,298,851 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity.

For the years ended December 31, 2020, 2019 and 2018, interest expense was $203,289, $123,278 and $19,385, respectively, with the weighted average interest rate of 4.7%, 4.9% and 5.9%, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible note

On September 7 2020, the Company entered into certain securities purchase agreement (the “Note SPA”) with certain “non-U.S. Person” (the “Investor”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell unsecured convertible promissory note in the aggregate principal amount of $50,000,000 (the “Note”) with a maturity date of 12 months, an interest rate of 6.0% per annum, and a conversion price (“Holder Conversion Price”) equal to the lesser of i) $2.00 per share or ii) 75% of the daily VWAPs (as reported by Bloomberg) for the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of Holder Conversion Notice, which shall not be lower than $1.80 (the “Floor Price”). Pursuant to the Note, the Investor has the right at any time 7 days after the date of the issuance of the Note (the “Issuance Date”) until the outstanding balance of the Note (the “Outstanding Balance”) has been paid in full (such date, the “Conversion Date”), at its election, to convert (the “Holder Conversion”) all or any part of the Outstanding Balance into shares (each instance of conversion is referred herein as “Conversion Shares”, together with the Note, the “Securities”) of fully paid and non-assessable Ordinary Shares of the Company.

Conversion of convertible note

All Note Holders delivered the Conversion Notices to the Company on November 12, 2020 and the Company issued an aggregate of 27,777,776 restricted ordinary shares, par value $0.00166667 per share, of the Company, to the Note Holders. The fair value of the conversion note was assessed at $65,258,333 upon conversion based on the binomial model assessed by the independent valuation firm (Note 11).

The Company has elected to recognize the convertible loan at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged third party valuation firm to perform the valuation of convertible loans. The fair value of the convertible loans is calculated using the binomial tree model based on probability of remaining as straight debt using discounted cash flow with the following assumptions

November 12, 2020
Risk-free interest rate	0.12%
Expected life	0.96 year
Discount rate	6.23%
Expected volatility	77.6%
Expected dividend yield	0%
Fair value	$65,258,333

The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant inputs used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

For the year ended December 31, 2020, the Company recognized a loss of change in fair value of convertible loan of $15,258,333. Prior to the conversion on November 16, 2020, the fair value of the convertible loan was assessed at $65,258,333, which was reclassified to equity upon conversion of the convertible loan on November 16, 2020.

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

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Company’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2020, which reduced its statutory income tax rate to 15%. The rest of the Company’s subsidiaries in PRC are subject to income tax rate of 25%.

The impact of the preferred tax treatment noted above decreased income taxes by $25,735, $595,556 and $158,167 for the fiscal year 2020, 2019 and 2018, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was nil, 0.07 and $0.02 for the years ended December 31, 2020, 2019 and 2018, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2020	2019	2018

Current	$109	$11,164	$113,088
Deferred	(80,641)	(224,511)	(69,898)
Total income tax (benefits) expenses	$(80,532)	$(213,347)	$43,190

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

(a)	Income tax - continued

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2020	2019	2018

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	(25.0)%	(16.9)%	(9.9)%
R&D credits	1.7%	(3.4)%	(4.0)%
Change in valuation allowance and others	(1.3)%	(2.8)%	1.6%
Effective tax rate	0.4%	1.9%	2.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2020	2019

Deferred tax assets:
Provision for doubtful accounts	$302,536	$255,119
Depreciation and amortization	112,595	53,992
Net operating loss carryforward	517,537	272,815
Valuation allowance	(517,537)	(272,815)
Total deferred tax assets	$415,131	$309,111

As of December 31, 2020, the Company has approximately $3.3 million net operating loss (“NOL”) carryforwards with expirations by 2025. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $517,537 and $272,815 valuation allowance against the deferred tax assets that the Company does not expect to realize at December 31, 2020 and 2019, respectively.

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

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

(c)	Tax payable

Taxes payable consists of the following:

	As of December 31,
	2020	2019

Income taxes payable	$565,506	$539,437
VAT and other tax payable	133,429	330,476
Totals	$698,935	$869,913

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020 and 2019. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020.

Note 11 — Equity

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

On September 30, 2020, the Company held its 2020 special general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved the Company’s amended and restated Memorandum and Articles of Association (“A&R M&A”) to increase the authorized share capital. As a result, the Company’s authorized share capital is US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each, with an increase of an additional 270,000,000 shares of a par value of US$0.00166667 each.

The Company had 45,777,318 and 8,967,748 ordinary shares issued and outstanding as of December 31, 2020 and 2019, respectively.

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

In connection with the IPO on April 4, 2019, the Company issued warrants totaling 122,500 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $5.50 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. No warrants were exercised for the year ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, the total number of warrants outstanding was 122,500 with weighted average remaining life of 3.25 years and 4.26 years, respectively. No warrants were exercised as of December 31, 2020 and 2019. The fair value of this Public Offering Warrants was $356,200, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $5.00, risk free rate of 2.2%; expected term of 5 years; exercise price of the warrants of $5.5, volatility of 71.9%; and expected future dividends of nil.

●	Ordinary shares issued for consulting services

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

On March 15, 2020, the Company signed a consulting agreement with an independent marketing professional with term of one year. Pursuant to the agreement, the Company agreed to pay total of 150,000 ordinary shares as compensation for the services after signing of the agreement. The Company issued 150,000 restricted ordinary shares on April 14, 2020. The fair value of those shares was assessed at approximately $332,100 based on the stock price of contract date. On July 30, 2020, the Company issued 24,254 ordinary shares as compensation to an advisory firm for the related investor relations advisory service during the period ended from January 2020 to July 2020. The fair value of those shares was assessed at approximately $65,001 based on the stock price of contract date. On September 26, 2020, the Company signed a consulting agreement with a third party consultant. Pursuant to the agreement, the Company agreed to pay a total of 100,000 ordinary shares as compensation for new business segment strategic positioning and planning services. The Company has not issued the above 100,000 shares as of December 31, 2020. On August 17, 2020, the Company signed a consulting agreement with a third party consultant. Pursuant to the agreement, the Company agreed to pay a total of 10,000 ordinary shares as compensation for services. The Company has not issued the above 10,000 shares as of December 31, 2020.

For the year ended December 31, 2020, the Company recorded a consulting fee expense of $487,347 included in the share based compensation expense. As of December 31, 2020, there were unrecognized share based compensation expense related to the restricted shares issued for consulting services amounted to $490,094. For the year ended December 31, 2020, the aggregated of 110,000 shares legally issuable to the two third party consultants were included in the calculation of basic earning per shares in accordance with ASC 260-10-45-13.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (the “2018 Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,035,787 shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’ completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions. The Company believes the options contain an explicit service condition and a performance condition. On July 2, 2020, the Board approved to amend the 2018 Plan to adjust that the maximum aggregate number of ordinary shares reserved and available pursuant to the 2018 Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. Such amendment was approved during shareholders’ annual meeting on July 27, 2020.

On April 4, 2019, the Board approved to issue 1,050,500 stock options to its employees under 2018 stock option plan with exercise price of $5.0 per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024.

On April 4, 2019, the Board approved to issue 300,000stock options to an external consultant under 2018 stock option plan with exercise price of $3.75 per share. These options were fully vested upon grant and will expire no later than April 3, 2029.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. For the year ended December 31, 2020, assumptions used to estimate the fair value of stock options on the grant dates are as follows:

Options granted in April 2019
Risk-free interest rate	2.3%-2.5%
Expected life of the options	5-10 years
Expected volatility	71.9%
Expected dividend yield	0%
Fair value	$4,376,500

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

2018 Stock option plan

A summary of activities of the stock options for the years ended December 31, 2019 and 2020 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of January 1, 2019	-	-	-	-
Granted	1,350,500	4.72	-	-
Expired, forfeited or cancelled	-	-	-	-
Outstanding as of December 31, 2019	1,350,500	4.72	5.37	-
Granted	-	-	-	-
Expired, forfeited or cancelled	-	-	-	-
Outstanding as of December 31, 2020	1,350,500	4.72	4.37	-
Exercisable as of December 31, 2020	760,667	4.51	5.23	-

For the year ended December 31, 2020 and 2019, total share-based compensation expenses recognized for the share options granted were $986,629 and $2,333,460, respectively. As of December 31, 2020 and 2019, there were $1,056,410 and $2,043,040 unrecognized share-based compensation expenses related to the share options granted, respectively.

2020 Private placement

On August 24, 2020, Company closed certain non-broker securities purchase agreements (the “SPAs”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 8,800,000 ordinary shares, $0.00166667 par value per share of the Company (“Share”), at a per share purchase price of $2.00 (the “Offering”). The net proceeds to the Company from such Offering was $17.6 million.

2020 Conversion of convertible loan

On November 16, 2020, the Company issued an aggregate of 27,777,776 restricted ordinary shares, par value $0.00166667 per share, of the Company, to the conversion note holders (Note 10). The fair value of the conversion note was assessed at $65,258,333 upon conversion based on the binomial model assessed by the independent valuation firm.

Additional paid-in capital

As of December 31, 2020 and 2019, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

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

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2020 and 2019, as a result, the statutory reserve balances were Nil as of December 31, 2020 and 2019.

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

Lease commitment

The Company has entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2022. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2020 are as follow:

Twelve months ending December 31,	Minimum lease payment
2021	$204,442
2022	59,446
2023	21,567
Total	$285,455

Rent expense for the years ended December 31, 2020, 2019 and 2018 were $305,832, $492,530 and $386,076, respectively.

Note 13 — Segment reporting

For the years ended December 31, 2020 and 2019, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended
	December 31,
	2020	2019	2018
REVENUES:
Application development services*	$21,985,214	$15,720,676	$20,037,861
Consulting and technical support services	3,797,354	3,307,662	2,390,948
Subscription services	881,443	1,066,720	723,458
Total revenues	$26,664,011	$20,095,058	$23,152,267

*

For the year ended December 31, 2020 and 2019, certain application development service arrangements included sales of IT equipment. Such revenue of $6,299,982 and $1,554,428 was included in the application development service revenue for years ended December 31, 2020 and 2019, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Subsequent events

On January 8, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Uptown Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on January 8, 2021 in the original principal amount of $1,650,000 (the “Note”), convertible into ordinary shares, par value $0.00166667 per share, of the Company (the “Ordinary Shares”), for $1,500,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on January 8, 2021. The Note bears interest at a rate of 9% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $150,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment.

On February 23, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, as sales agent and/or principal (the “Offering”) up to $30,000,000 of its ordinary shares, par value $0.00166667 per share (the “Shares”). Any Shares offered and sold in the Offering will be issued pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, and the sales agreement prospectus that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC, for an aggregate offering price of up to $200 million.

On February 23, 2020, the Board approved to register all the shares issuable under the Company’s 2018 Amended Option Plan in a registration statement on a Form S-8, representing 9,155,464 ordinary shares issuable under our Amended 2018 Stock Option Plan. As of the date hereof, the Company has issued certain options to the employees, advisors, and consultants of the Company under Plan to purchase in an aggregate amount of 9,155,464 Ordinary Shares the grants have been made under the plan as of the date hereof.

On April 9, 2021, the Company entered into a securities purchase agreement with YA II PN, LTD. (the “Investor”), pursuant to which the Investor purchases convertible notes (the “Notes”) in the principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares (the “Ordinary Shares”) par value $0.00166667 per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares (the “Offering”), for gross proceeds of approximately US$6,790,000. The Notes have a conversion price (the “Conversion Price”) of the lower of (i) US$3.675 per Ordinary Shares (the “Fixed Conversion Price”), or (ii) 90% of the lowest daily VWAP (as defined in the Note) during the 10 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the floor price of US$1.50 per ordinary share. The Principal will become due and payable 12 months from the date of closing (the “Maturity Date”) and bears an annual interest rate of 6% unless earlier converted or redeemed by the Company. At any time before the Maturity Date, the Investor may convert the Notes at its option into Ordinary Shares at the Conversion Price. The Company has the right, but not the obligation, to redeem (“Optional Redemption”) a portion or all amounts outstanding under the Notes prior to the Maturity Date at a cash redemption price equal to the outstanding Principal balance to be redeemed, plus the applicable redemption premium, plus accrued and unpaid interest; provided that the trading price of the ordinary shares is less than the Fixed Conversion Price and the Company provides Investor with at least 15 business days’ prior written notice of its desire to exercise an Optional Redemption. The Investor may convert all or any part of the Notes after receiving a redemption notice, in which case the redemption amount shall be reduced by the amount so converted. No public market currently exists for the Notes, and the Company does not intend to apply to list the Notes on any securities exchange or for quotation on any inter-dealer quotation system. The Notes contain customary events of default, indemnification obligations of the Company and other obligations and rights of the parties. The Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, and future securities offerings at lower prices with certain exception. The Offering will be conducted in two closings. The first closing consists of offer and sale of a Note in the principal amount of $4,000,000. The first closing occurred on April 9, 2021. The second closing consists of offer and sale of a Note in the principal amount of $3,000,000 and the Warrant. The second closing is expected to occur within five (5) trading days of the Company files its Form 20-F with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020 in compliance with applicable rules and regulations promulgated by the SEC and is subject to various conditions. The Warrant will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $3.675. The Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, and future securities offerings at lower prices with certain exception. No public market currently exists for the Warrant, and the Company does not intend to apply to list the Warrant on any securities exchange or for quotation on any inter-dealer quotation system. The Notes and Warrant are and will be offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-253395) previously filed with the SEC and prospectus supplements thereunder.

On March 9, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $459,770 for a term of one year and at a fixed annual interest rates of 4.5%. The bank loan was guaranteed by Mr. Ban Lor.

On March 10, 2021, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,298,851 for a term of one years and at a fixed annual interest rate of 5.3%, The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan.

