Form 20-F
period 2021-12-31
Powerbridge Technologies Co., Ltd.
filed 2022-05-12
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Stewart Lor, Co-Chief Executive Officer

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

As of December 31, 2021, the issuer had 56,794,773 shares outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD” and “U.S. dollars” are to the legal currency of the United States.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	Depending on the context, the terms “we”, “us”, “our company”, “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, its subsidiaries and affiliated companies.

●	“Controlling Shareholders” refers collectively to Ban Lor and Stewart Lor.

●	Depending on the context, the terms “we”, “us”, “our company”, “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, its subsidiaries and affiliated companies.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“Hongding Hong Kong” refers to Hongding Technology Co., Ltd., a Hong Kong company.

●	“Hongding Shenzhen” refers to Shenzhen Hongding Interconnect Technology Co., Ltd., a PRC company.

●	“IPO” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Technologies Co., Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Zhuhai Powerbridge Technology Co., Ltd., a PRC company.

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

ii

●	“R&D” refers to research and development.

●	“Securities Exchange Commission”, “SEC”, “Commission” or similar terms refer to the Securities Exchange Commission

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Ordinary Shares, par value $0.00166667 per share.

●	“United States”, “U.S.” and “US” refer to the United States of America.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021 and 2020.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB6.3726 to USD1.00, the noon buying rate on December 31, 2021, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of the Risk Factors

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

●	Economic uncertainties or downturns could materially adversely affect our business.

●	The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

●	If we do not succeed in attracting new customers for our services and growing revenues from existing customers, we may not achieve our revenue growth goals.

●	We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

●	We face risks associated with having an extended selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

●	Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

●	We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

●	We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

●	A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Risks Related to Our Business and Industry

The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could continue to be adversely affected by the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Zhuhai, China with operation offices located in Wuhan, Changsha, Nanning and Hangzhou, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the local government imposed travel restrictions and quarantines order to help control the spread of COVID-19 in February 2020. During 2021, the situation in China appeared to be on a path of slow recovery from the impact and compared with 2020, the adverse impact of COVID-19 on our operations was alleviated. Due to recent outbreaks in various cities in China, there is still uncertainty as to the future progress of the disease.

The Company primarily engages in providing software application and technology solutions and services to corporate and government customers primarily located in China. Our customers are corporate and government organizations engaged in global trade, including import and export companies, manufacturers and logistics providers engaged in international trade, as well as customs, ports, terminals, and other government agencies that oversee the flow of goods and services across borders. The global outbreak of COVID-19 has significantly and adversely impacted our business operations. During 2021 and 2022, restrictions on movement within China still took place as there were still intermittent regional outbreaks of COVID-19. Given that the COVID-19 had been developed into a higher level of infectivity and lower level of lethality, the intermittent outbreaks of COVID-19 in the surrounding areas still posed negative effect on our business activities and forced us to postpone intercity in-person business meetings. We might fail to stick with the original timelines of certain on-premise projects. We also experienced a slowdown in our regular business activities, as a result of remote working requirements and travel restrictions. Any potential impact to the Company’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by governmental authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond the Company’s control.

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

The market for our services is characterized by rapid technological changes, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in technologies, and develop and offer new services to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

Furthermore, our future growth and success could be adversely affected by conditions of potential business partners, which may cause delay or failure in development of the services or technologies.

If we do not succeed in attracting new customers for our services and growing revenues from existing customers, we may not achieve our revenue growth goals.

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

The number of our total employees decreased from 236 in December 2020 to 219 in December 2021. As of the date of this Annual Report, we have 198 full-time employees. We have six branches, of which are located in China (Changsha, Wuhan, Nanning, Hangzhou, Jiujiang and Xiamen) and maintain offices in Changsha, Wuhan, Nanning and Hangzhou to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

We have an extended selling cycle for certain of our software applications and technology services, which requires significant investment of capital, human resources and time by both our customers and us. Before committing to use our services, potential customers require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our customers’ decisions to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes. Implementing our services, particularly for our application development services also involves a significant commitment of resources over an extended period of time ranging from three months to three years from both our customers and us. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting the Company’s selling cycle. As a result, we may have a longer selling cycle and delay in business meetings, which could materially and adversely affect our business and our financials. Our customers may experience delays in obtaining internal approvals or delays associated with our services, thereby further delaying the implementation process. Our current and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2021, one customer accounted for 12.8% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 25.7% of the Company’s total revenues.

Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive technology services provider and we do not have long-term commitments with any of our customer to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The services that we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include organization restructuring, pricing pressure, changes to its technology strategy, switching to another services provider or returning work in-house. The loss of any of our major customers could adversely affect our financial condition and results of operations.

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

Our business is affected by seasonal trends. In particular, our revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days during the first quarter of each year as a result of the Chinese New Year holiday period; and (ii) our customers in general tend to spend their technology and software budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2021 and 2020, our accounts receivable balance, net of allowance, amounted to approximately $24.2 million and $14.3 million, respectively. As of December 31, 2021 and 2020, no customer accounted for more than 10% of our accounts receivable. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. The COVID-19 pandemic created significant economic uncertainties and volatility in the credit and capital markets since December 2019. Many customers have delayed their payments to our Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year and slow collection progress in 2020 and 2021. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experiences and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

We face a number of risks in our strategy to target larger organizations for sales of our services, and if we do not manage these efforts effectively, our business and results of operations could be adversely affected.

A portion of our sales and marketing efforts is focusing on larger corporate and government organizations. As a result, we face a number of risks with respect to this strategy. For example, we expect to incur higher costs and longer sales cycles for larger organizations, and we may be less effective at predicting when will we complete these sales. In our industry, the decision to invest in our services may require a great number of product evaluations and multiple approvals within a potential customer’s organization, which may require us to invest more time educating these potential customers. In addition, larger organizations may demand more features and professional services. As a result, these sales opportunities would likely lengthen our typical sales cycle and may require us to devote greater research and development, sales, support, and professional services resources to individual customers. This could strain our resources and result in increased costs. Moreover, larger customers may demand discounts in pricing, which could lower the amount of revenue we generate from any particular services that we offer. If an expected transaction is delayed until a subsequent period, or if we are unable to close one or more expected significant transactions with larger customers or potential new customers in a particular period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected. Our investments in marketing and selling to large organizations may not be successful, which could harm our results of operations and our overall ability to grow our customer base.

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

Our services are deployed in a wide variety of increasingly complex technology environments, including on premises, in the cloud or in hybrid environments. We believe our future success will depend on our ability to increase sales of our services for use in such deployments. We must often assist our customers in achieving successful implementations of our services, which we do through our professional consulting and technical support services. If our customers are unable to implement our services successfully, or unable to do so in a timely manner, customer perceptions of our services may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services or not to expand their use of our services. Our customers may need trainings in the proper use of and the variety of benefits that can be derived from our services to maximize their benefits. If our services are not effectively implemented or used correctly or as intended, or if we fail to adequately train customers on how to efficiently and effectively use our services, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in we being unable to effectively perform our services.

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

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and governmental institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attacks, interceptions or losses. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of services or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of business operations.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liabilities. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

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

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls that we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business, results of operations, and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our SaaS services, at any time and within an acceptable amount of time. We may in the future experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our SaaS services become more complex. If our services are unavailable or if our customers are unable to access features of our services within a reasonable amount of time or at all, our business would be negatively affected.

We currently provide our SaaS services via designated data centers and we intend to outsource our cloud infrastructure to commercially available cloud infrastructure as a service providers (“IaaS”), which can host our services. Our customers need to be able to access our services at any time, without interruption or degradation of performance. IaaS providers run their own platforms that we access, and we are, therefore, vulnerable to service interruptions. We expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of IaaS providers, is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, especially during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base and otherwise harm our business, results of operations, and financial condition.

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

The market for BaaS services is new and less mature than traditional on-premises software applications, and the adoption rate for BaaS services may be slower among customers with business practices requiring highly customizable application software. Our success with BaaS services will depend to a substantial extent on the widespread adoption of BaaS services in general, but we cannot be certain that the trend of adoption of BaaS services will continue in the future. In particular, many organizations have invested substantial personnel and financial resources in integrating traditional software into their businesses over time, and some may be reluctant or unwilling to migrate to BaaS. It is difficult to predict customer adoption rates and demand for our BaaS services, the future growth rate and size of the BaaS services market or the entry of competitive applications. The expansion of the BaaS services market depends on a number of factors, including the cost, performance and perceived value associated with BaaS. If BaaS services do not continue to achieve market acceptance, or there is a reduction in demand for BaaS services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulations, competing technologies and services or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

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

Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to various risks and uncertainties. Accordingly, the estimates of our total addressable market included in this Annual Report should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this Annual Report, see “Industry Background” and “Business—Our Opportunity”.

We face intense competition from onshore and offshore software application and technology service providers, and if we are unable to compete effectively, we may lose customers and our revenues may decline.

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

We believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2021 fiscal year for the anticipated growth and the number of our total employees decreased from 236 in December 2020 to 219 in December 2021. We expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. All of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises among our executive officers, key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to generate new business may be negatively affected and our revenues could decline.

The software application and technology service industry rely on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. There is significant competition for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our customers. Increased competition for these personnel, in the software application and technology service industry or otherwise, could have an adverse effect on us. We have established certain programs to enhance our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on customer projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our customer contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of human resources as well as our ability to increase our productivity levels. We have expanded our operations in recent years through organic growth, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization. Although we try to use all commercially reasonable efforts to accurately estimate service and resource requirements from our customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are trained to work for specific customers or on specific projects and some of our sales are dedicated to specific customers or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals and project staffs appropriately and optimize our mix of services and delivery methods. If we experience a slowdown or stoppage of service for any customer or on any project for which we have dedicated professionals or project staffs, we may not be able to efficiently reallocate these professionals and project staffs to other customers and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

If we are not able to maintain a strong brand for our services and increase market awareness of our Company and our services, then our business, results of operations and financial condition may be adversely affected.

We believe that we have a strong brand name in our industry and the continuing success of our services will depend in part on our ability to develop and sustain a strong brand identity for our services and to increase the market awareness of our services and their capabilities. The successful promotion of our brand will depend largely on our continuous marketing efforts and our ability to offer high quality services to our customers. Our brand promotion activities may not be successful or produce increased revenue. In addition, independent industry analysts may provide reviews of our services and of competing products and services, which may significantly influence the perception of our services in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand may be harmed.

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

 The acquisition of SmartConn had a dilutive effect on our existing shareholders and may adversely impact the market price of our Ordinary Shares.

The Company entered into an equity transfer agreement with the shareholder of SmartConn Co., Limited (“SmartConn”) on January 6, 2022, pursuant to which the Company agreed to purchase 19.99% equity of SmartConn at 90% of the appraisal price. The consideration of the acquisition will be paid in the form of newly issued shares of the Company. Following the consummation of the acquisition, the shareholder of SmartConn currently holds 17,138,305 shares of the Company. As a result, our existing shareholders experienced significant dilution upon the issuance of new shares, and these securities may have rights, preferences or privileges senior to those of our existing shareholders, thus may have an adverse effect on the market price of our Ordinary Shares.

 We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued strategic alliances and intend to pursue strategic acquisition opportunities to increase our scale and geographical presence, expand our service offerings and capabilities and enhance our industry and technical expertise. While we believe the strategic plans that we implemented would enable us to better leverage synergies between our existing businesses and the newly expanded business, thus improved our overall business operations, those strategic plans may not be ultimately successful. For instance, in 2020, we intended to expand our business blueprint on new media business by establishing strategic relationship with Kezhi and starting to build a network of digital displays such as LCD screens and operate an advertisement platform in Shenzhen, China. Nevertheless, both Kezhi and us mutually decided to cease the business expansion in such field in May 16, 2021.

In addition, it is possible that in the future we may not succeed in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Challenges we face in the potential acquisition and integration process include:

●	integrating operations, services and personnel in a timely and efficient manner;

●	unforeseen or undisclosed liabilities;

●	generating sufficient revenue and net income to offset acquisition costs;

●	potential loss of, or harm to, employee or customer relationships;

●	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

●	retaining key senior management and key sales and marketing and research and development personnel;

●	potential incompatibility of solutions, services and technology or corporate cultures;

●	consolidating and rationalizing corporate, information technology and administrative infrastructures;

●	integrating and documenting processes and controls;

●	entry into unfamiliar markets; and

●	increased complexity from potentially operating in geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of China.

Furthermore, many of our competitors are likely to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the acquisition targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

Some of our technology incorporates “open source” software, which could negatively affect our ability to sell our services and subject us to possible litigation.

Some aspects of our technology platforms from which we develop our services, are built using open-source software, and we intend to continue to use open-source software in the future. The terms of certain open-source licenses to which we are subject have not been interpreted by U.S., China or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our services. Additionally, we may from time-to-time face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigations and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to the risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, results of operations and financial condition.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential customer data in connection with the services that we provide. Under the terms of our customer contracts, we are required to keep such information strictly confidential. We use system and network security technologies and other methods to protect sensitive and confidential customer data. We also require our employees and subcontractors to enter into confidentiality agreements to limit access to and distribution of our customers’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customers’ confidential information. If our customers’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our customers may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigations with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidential agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Our patent applications may not issue as patents or may not issue as patents that provide meaningful protection against third parties. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigations. Litigations relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigations involving claims of violation of other intellectual property rights of third parties. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claims or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

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

We believe that our current cash and cash flow from operations would be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, in order to capitalize on the growing needs of the Company, we intend to expand to capture additional market shares. Thus, we may however, require additional cash resources for our research and development, sales and market and potential strategic alliances and acquisitions. If these cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

We are subject to anti-corruption, anti-bribery and anti-money laundering laws in China and various other jurisdictions. From time to time, we leverage third party partners and intermediaries, including channel partners, to sell our services. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of governmental agencies or state-owned or affiliated organizations and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

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

Historically, we have generated all of our revenue from customers in PRC. We plan to expand our market coverage internationally, with a focus on B&R countries, including countries in Asia and Eastern Europe, Middle East, Africa and South America. Conducting international operations subjects us to risks that we have not generally faced in the PRC. These risks include:

●	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

●	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

●	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

●	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

●	new and different sources of competitions;

●	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

●	management communication and integration problems resulting from cultural differences and geographic dispersion;

●	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

●	the uncertainty and limitation of protection for intellectual property rights in some countries;

●	increased financial accounting and reporting burdens and complexities;

●	lack of familiarity with locals laws, customs and practices, and laws and business practices favoring local competitors or partners;

●	uncertainties in global economy and foreign markets caused by COVID-19; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

Any of these risks could adversely affect our business. For example, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep pace with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In addition, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or applicable PRC laws and regulations. As we grow, we continue to implement compliance procedures designed to prevent violations of these laws and regulations. There can be no assurance that all of our employees, contractors, resellers, and agents will comply with the formal policies we will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, contractors, resellers, or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the import or export of our software and services, and could have a material adverse effect on our business and results of operations.

Further, our limited experiences in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, or in a timely manner, our business and results of operations will suffer.

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

We’ve provided a certain amount of working capital support to Shenzhen Kezhi Technology Co., Ltd., which will be due in two years. If we are unable to collect the loan receivable or maintain low default rate, our business and results of operations may be materially adversely affected.

In October 2020, we started to implement our plan to build a network of digital displays such as LCD screens and operate an advertisement platform in Shenzhen, China On September 25, 2020, Shenzhen Honghao Internet Technology Co. Ltd. (“Honghao”), the wholly-owned subsidiary of the Company, entered into a leasing agreement (the “Original Leasing Agreement”) with Shenzhen Kezhi Technology Co., Ltd., a company incorporated under the PRC laws (“Kezhi”), pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain advertising space it leases or controls in certain shopping centers in Shenzhen, Guangdong, to Honghao. On November 20, 2020, Honghao and Kezhi entered into a supplemental agreement to the Original Leasing Agreement (the “First Supplemental Agreement”), pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain additional advertising space it leased or controls in several urban villages in Shenzhen, Guangdong, to Honghao. However, due to uncertainties caused by COVID-19 on media business in China, the Company entered into a second and third supplemental agreement to the Original Leasing Agreement with Kezhi on May 12, 2021 and May 16, 2021 (the “Second Supplemental Agreement” and the “Third Supplemental Agreement”). Pursuant to such supplemental agreements, both parties agreed that all the prepayments paid by the Company in aggregated of approximately $69.7 million to Kezhi shall be considered as the Company’s working capital support to Kezhi for a term of two years with specific annual repayment plan. The repayment of loan is guaranteed by a third party. If we are unable to collect this loan receivable from Kezhi on timely basis, we might incur significant loss, which is also harmful to our liquidity and future cash flow. The company collected approximately $1.3 million in fiscal year 2021 and $4.0 million subsequently as of the date of this report.

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

While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations of advertising and media business in China. Any business disruption or litigation may result in incurring substantial costs and the diversion of our resources.

Any negative publicity with respect to us in general or our partners may materially and adversely affect our reputation, business and results of operations.

Complaints, litigation, regulatory actions or other negative publicity that arise from the advertising industry in general or our company in particular, including on the quality, effectiveness and reliability of privacy and security practices, and advertising content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of, our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners.

If we fail to promote or maintain our brand in a cost-efficient manner, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our platforms, and is an important element in attracting new clients and partners. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on our ability to deliver value propositions to marketers and on the effectiveness of our marketing efforts. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients, thus our business and results of operations can be materially and adversely affected.

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

In March 2021, we filed with the SEC prospectus to issue and sell, in an at-the-market (“ATM”) offering through A.G.P./Alliance Global Partners, ordinary shares having an aggregate offering price of up to $30 million. From March 22, 2021 through May 14, 2021, we issued and sold 1,626,327 ordinary shares through the ATM offering for net proceeds of approximately $5.1 million. We may issue more ordinary shares through the ATM offering in the future and, therefore, it may cause the market price of our ordinary shares to decline.

Risks Related to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (Revised) (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors (“Board”) than they would as shareholders of a U.S. public company.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2022. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents; and (2) a majority of our shareholders or a majority of our Directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm and due to a transition period established by rules of the SEC for newly public companies, we are not required to include a report of management’s assessment regarding internal control over financial reporting in this annual report. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals, as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

Dividend policy is subject to the discretion of our Board and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. We have never declared a dividend. There is no assurance that our Board will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividends to shareholders.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protections to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we rely on home country practice with respect to certain aspects of our corporate governance. See “Item 16G. Corporate Governance.” Our shareholders may be afforded less protections than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities. According to Law, (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this Annual Report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplemented and specified the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking; (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights; and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with the existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue to be listed on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Currently, all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse changes in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general and forms of foreign investment (including in respect of wholly foreign owned enterprises) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement depend to a large extent on relevant government policy and involve significant uncertainties that could limit the reliability of the legal protections available to us.

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and foreign investment in China-based issuers. In addition, the enforcement of laws and regulations in China can change quickly with little advance notice. In 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not expect to be subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) if the draft Measures for Cybersecurity Censorship become effective as they are published, since: (i) our products and services are offered not directly to individual consumers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

We cannot predict the effects of future developments in government policy or the PRC legal system in general. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all, or may involve substantial costs and unforeseen risks. An inability to obtain, or the incurrence of substantial costs in obtaining, such permits, authorizations and approvals may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

The PRC government extensively regulates the Internet industry, including with respect to foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of the applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to:

●	there are uncertainties relating to the regulation of Internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to obtain or renew certain permits or licenses.

●	the evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including the online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of the existing PRC laws, regulations, policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%; or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the IPO of our shares.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our Company may be subject to filing obligations or taxations if our Company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material changes. Moreover, any subsidiaries of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

Mr. Ban Lor and Stewart Lor are not PRC resident, thus, they are not subject to SAFE Circular 37. We have informed our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

In utilizing the proceeds from the offerings or any future offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limits and must be registered with SAFE or its local counterpart.

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

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiary may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Enforceability of Civil Liabilities”.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177”, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”), proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

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

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, (the “PWG”), to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report and recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate (the “NCJs”). In particular, the PWG recommends that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of such companies’ securities, or effectively terminate their trading in the United States.

On March 24, 2021, the SEC adopted interim final rules to implement certain disclosure and documentation requirements of the HFCAA, which became effective on May 5, 2021. The requirements of annual report for foreign issuers have been updated by the SEC to reflect the disclosure requirements, which require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer would be required to comply with such disclosure requirement if the SEC identified it as having a “non-inspection” year. On May 13, 2021, the PCAOB proposed a new rule to implement the HFCAA, which was subsequently adopted by PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. Among other things, the proposed rule provides a framework for the PCAOB to determine, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule also established the approach, evaluation factors, required documents and information, form, public availability, effective date and duration of such determinations and the process by which the board of the PCAOB can modify or vacate its determinations. On June 22, 2021, the U.S. Senate passed a bill and if eventually signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. The SEC have implemented some of the concepts recommended in the PWG report published in 2013, which were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. On December 2, 2021, the SEC issued amendments to finalize the interim final rules adopted in March 2021, and established procedures to identify and prohibit the trading of the securities of certain registrants under the HFCAA. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

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

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the consolidated financial statements incorporated by reference in this Annual Report, is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, the recent developments added uncertainties to our continued listing in the U.S. and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. Such uncertainty could cause the market price of the ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA.

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

Powerbridge Cayman is the sole shareholder of Powerbridge Hong Kong, incorporated in Hong Kong on July 27, 2018, and Hongding Hong Kong, incorporated in Hong Kong on August 19, 2020. Powerbridge Hong Kong is the sole shareholder of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Powerbridge Hong Kong and a wholly foreign-owned entity under the PRC laws. Hongding Shenzhen was incorporated on October 21, 2020 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Hongding Hong Kong and a wholly foreign-owned entity under the PRC laws.As of the date of this Annual Report, Hongding Hong Kong and Hongding Shenzhen have no business operations.

Neither Powerbridge Cayman, Powerbridge Hong Kong, nor Hongding Hong Kong is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Powerbridge Zhuhai and Hongding Shenzhen. As of the date of this Annual Report, Honding Shenzhen has no business operations.

On April 2, 2019, our ordinary shares commenced trading on Nasdaq under the symbol “PBTS”.

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

On September 2, 2019, Powerbridge Zhuhai, together with two unrelated entities, incorporated Chongqing Powerbridge Zhixin Technology Co., Ltd. (“Chongqing Powerbridge”) with Powerbridge Zhuhai holding 45% equity interest in Chongqing Powerbridge. By the date of this Annual Report, Chongqing Powerbridge has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business. Chongqing Powerbridge is engaged in IT system development and technical consulting service.

On September 29, 2019, Powerbridge Zhuhai incorporated Ningbo Powerbridge Pet Products E-commerce Co. Ltd. (“Ningbo Powerbridge”) in Zhejiang province under the law of the PRC. Ningbo Powerbridge was 60% owned by the Powerbridge Zhuhai and 40% owned by two unrelated entities. Ningbo Powerbridge was engaged in development of e-commerce systems for pet industry. On July 12, 2021, Powerbridge Zhuhai withdrew its equity participation in Ningbo Powerbridge. Ningbo Powerbridge experienced change in name and shareholding and was not owned by Zhuhai Powerbridge hereafter.

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

On July 7, 2021, Powerbridge Zhuhai incorporated Zhanjiang Hongqin Technology Co., Ltd. (“Zhanjiang Hongqin”) under the law of the PRC. Zhanjiang Hongqin was 51% owned by the Powerbridge Zhuhai and 49% owned by unrelated entities. By the date of this Annual Report, Zhanjiang Hongqin has ceased from its business and Powerbridge Zhuhai has not injected any capital to the business.

On July 21, 2021, Powerbridge Zhuhai incorporated Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”) under the law of the PRC. Zhanjiang Hongqin was 60% owned by the Powerbridge Zhuhai and 40% owned by unrelated entities. By the date of this Annual Report, Zhanjiang Hongqin has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business.

On August 2, 2021, Powerbridge Zhuhai incorporated , Hunan Xinfei Digital Technology Co., Ltd. (“Hunan Xinfei”) under the law of the PRC. Hunan Xinfei was 51% owned by the Powerbridge Zhuhai and 49% owned by unrelated entities.. Hunan Xinfei is engaged in IT system development and technical consulting service. By the date of this Annual Report, Zhanjiang Hongqin has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business

On August 17, 2021, Powerstream Supply Chain Co., Ltd. (“Powerstream”) was incorporated under the laws of the PRC, as a wholly-owned subsidiary of Powerbridge Hong Kong and a wholly foreign-owned entity under the PRC laws. Powerstream Zhuhai is engaged in supply chain services and new business development.

On October 1, 2021, Powercrypto Holding Pte. Ltd. (“Powercrypto”) was incorporated under the laws of Republic of Singapore and Powerbridge Cayman is the sole shareholder of Powercrypto. Powercrypto is plan to engage in cryptocurrencies mining and digital asset related business.

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

The following diagram illustrates our corporate structure of our principal subsidiaries as of the date of this Annual Report.

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China (the “Company Law”), which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018 and came into effect on the same day. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of Powerbridge Zhuhai are entirely and indirectly held by our company through Powerbridge HK. Therefore, Powerbridge Zhuhai, a wholly foreign-owned enterprise (“WFOE”) of Powerbridge HK, should be regarded as a foreign-invested enterprise and comply with both the Company Law and other applicable foreign investment laws.

With respect to the establishment and operation of WFOEs, the MOFCOM, and the National Development and Reform Commission (the “NDRC”), promulgated the Catalogue of Industries for Guiding Foreign Investment (the “Catalogue”), as amended on June 28, 2017, which came into effect on August 28, 2017. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Catalogue and the Negative List, IT services, the main business that our PRC subsidiary presently conduct, are neither restricted nor prohibited.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer”, our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands. Less than 50% of our outstanding voting securities are held by U.S. residents and none of the following three circumstances applies: the majority of our executive officers or directors are U.S. citizens or residents; more than 50% of our assets are located in the United States; or our business is administered principally in the United States. Therefore, we are a “foreign private issuer”, as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

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

B. Business Overview

Overview

We are a provider of software application and technology solutions and services to corporate and government customers primarily located in China. We introduced global trade software applications when we launched our operations in 1997 with a vision to make global trade operations easier for our customers.. Our mission is to make global trade easier by empowering all players in the ecosystem. Since our inception, we have continued to innovate by developing technologies that enable us to successfully deliver a series of technology solutions that address the evolving and changing needs of our corporate and government customers

Most of our customers are corporate and government organizations engaged in global trade. Our corporate customers are import and export companies, manufacturers engaged in international trade, as well as logistics and other service providers. Our government customers include customs and other government agencies that oversee the flow of goods and services across borders, as well as governmental authorities and organizations that manage and operate free trade and bonded trade zones, ports and terminals, and other international trade facilities.

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

Powerbridge SaaS Services

We began offering our Powerbridge SaaS Services (software-as-a-service) in 2016 and are continually developing and expanding our SaaS services that provide our corporate and government customers with significant benefits, including better use of resources, a lower cost of operations, easier document handling, faster processing time as well as higher logistics and compliance connectivity and efficiency. Powerbridge SaaS Services include Logistics Service Cloud and Trade Zone Operations Cloud which are in service, and Inward Processed Manufacturing Cloud, Cross-Border eCommerce Cloud and Import & Export Loan.

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

Our corporate and government customers include (i) international trade businesses and manufacturers; (ii) governmental agencies and authorities; and (iii) logistics and other various service providers. We currently derive our revenues from four sources: (1) revenue from application development services generated from Powerbridge System Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge System Solutions; and (3) revenue from subscription services generated from Powerbridge SaaS Services, (4) revenue from trading business. We currently generate most of our revenues from application development services, which represented 63.3% and 82.5% of total revenue in fiscal 2021 and 2020, respectively. Revenue from consulting and technical support services represented 14.2% and 14.2% of total revenue in fiscal 2021 and 2020, respectively. Revenue from subscription services represented 2.9% and 3.3% of total revenue in fiscal 2021 and 2020, respectively. Revenue from trading represented 19.6% of total revenue in fiscal 2021. For the fiscal years ending December 31, 2021 and 2020, our revenues were $32.1 million and US$26.7 million, respectively.

As of the date of this Annual Report, we had a total of 198 full-time employees, of which 95 are in research and development, 23 are in sales and marketing, 47 are in technical and customer services, and 33 are in general administration.

Other Exempts of Business Operations

In 2020, we started to implement our plan to build a network of digital display such as LCD screens and operate an advertisement platform in Shenzhen, China. However, due to uncertainties of COVID-19 in the media business development, the Company entered into the Second Supplemental Agreement and the Third Supplemental Agreement with Kezhi on May 12, 2021, and May 16, 2021, respectively. Pursuant to the Third Supplemental Agreement, both parties agreed that we would not acquire the management rights and advertising publishing rights previously granted under the relevant agreement over the outdoor advertisement space and the amount paid to Kezhi shall be deemed as the Company’s working capital support to Kezhi over two years and the repayment is guaranteed by a third party and is required to be repaid with an annual payment plan over two years.

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

We intend to address the subsets of three technology markets: the traditional enterprise software market in China which we have been servicing since our inception, the SaaS application market in China which we began servicing in 2016, and the blockchain applications market for which we have begun to implement the BaaS services with designated use since June 2019.

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

3.	The industry enters the era of strict regulation: In-depth analysis on the current situation of Chinese cosmetics market and key enterprises in 2022 | China Business Industry Research Institute | https://www.askci.com; https://baijiahao.baidu.com/s?id=1725091146940684122&wfr=spider&for=pc

●	Deep Domain Knowledge and Industry Expertise. We have gained and developed deep domain knowledge and industry expertise from over twenty years of experience in service, which is built into and will continue to contribute to the robust and differentiated capabilities of our solutions and services. We believe domain knowledge and industry expertise is a significant competitive barrier due to the complex nature of global trade.

●	Solid and Diversified Customer Base. Our corporate and government customers include global trade businesses and manufacturers across a broad range of industries, governmental agencies and authorities as well as logistics and other service providers. Our solid customer base enables us to continually cross sell our solutions and services and to expand our market share.

●	Comprehensive and Robust Product Portfolio. Our proven track record with our customers demonstrates the strengths in our comprehensive and robust solution and service portfolio that is built to handle the complexities of global trade business. We continue to leverage disruptive technologies to expand the breadth and adaptability of our portfolio of offerings to serve a wider range of customers.

●	Mission-Critical System That is Difficult to Replace. Because our solutions and services address the mission-critical needs in global trade, our customers depend on our solutions and services for managing their regulatory compliance and trade logistics operations. Once deployed, our solutions and services become a mission-critical system that is often deeply entrenched into their core technology and operational infrastructures.

●	Extensive Experience for the Belt & Road. The B&R has catalyzed substantial development for improving regulatory compliance and trade logistics in China. We have been providing our solutions and services to help our customers achieve their objectives in this regard. Our extensive experience will enable us to efficiently expand into international markets which we intend to target as B&R accelerates in these markets[3].

●	Strong Brand Recognition and Industry Resources. We have built a trusted brand with a long history and a proven track record of delivering value to our customers. We believe our brand, reputation and scale as well as our extensive network of industry and government resources enable us to capture substantial growth potential as our corporate and government customers continue to grow and evolve.

●	Solid Foundation for Developing Blockchain Applications. Blockchain technology is promising for business but its adoption is challenging. It requires not only technology and product expertise but also the ability to integrate and bring all players to adapt and participate. We believe we are capable of utilizing blockchain for global trade by leveraging our strong domain knowledge, product expertise and industry resources.

●	Scalable Business Model with a Prudent Approach. Our solutions and services are highly adaptable, scalable and supported by our flexible technology infrastructures, enabling us to efficiently expand our customer base. In addition, we are taking a prudent approach by combining traditional technologies and disruptive technologies because we believe the adoption and transformation of new technologies will take considerable time and effort.

●	Experienced and Visionary Management Team. Our success is attributable to the deep industry expertise and proven track-record of our experienced management. We were founded twenty years ago with a vision to make global trade operations easier, and since then, we have successfully demonstrated our abilities. We believe our management’s strong execution capability is among the best in our industry.

[3]	Belt and Road Portal, https://eng.yidaiyilu.gov.cn

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Increase Revenue with Existing Customers. We have a large number of corporate and government customers that currently utilize our global trade software application and technology services. We intend to increase our revenue by leveraging and broadening our relationships with existing customers by helping them identify new use cases for our existing solutions and services; and solving more problems for them by providing new solutions and services.

●	Accelerate Research and Development. We used a portion of the proceeds from the IPO towards our research and development to accelerate the development of disruptive technology-enabled global trade software application and technology solutions and services. We believe disruptive technology-enabled applications such as SaaS and BaaS services will enable us to capture significant market share in China and abroad.

●	Expand Our Solution and Service Offerings. Global trade involves complex and cumbersome processes in trade operations, trade logistics and regulatory compliance with many players in the global trade ecosystem. Each player is operating in different settings and with different objectives. We plan to expand our offerings and focus on solutions and services that enable our customers to better connect and collaborate.

●	Increase Market Penetration. We plan to leverage our deep domain knowledge, industry experience and product expertise to increase our market penetration with a deeper market coverage and a broader geographical reach in China. We intend to continually strengthen our sales and marketing capabilities and build strategic partnerships with government and corporate organizations to further drive sales.

●	Expand into International Markets. China’s B&R has brought significant opportunities for Chinese organizations such as infrastructure builders and logistics service providers. We plan to expand into international markets by “piggybacking” on these organizations as they bring their products and services to the B&R countries. We believe this approach will mitigate risk, reduce cost and minimize time-to-market for entering new markets.

●	Pursue Strategic Acquisitions and Investments. We plan to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position.

Our Solutions

We provide software applications and technology solutions and services to corporate and governmental organizations which involved in global trade. We introduced our first global trade software application in 1998 and have since substantially expanded the scope of our solutions and services to address deeper and broader customer needs.

Our solutions and services currently include Powerbridge System Solutions and Powerbridge SaaS Services; we are also designing and developing Powerbridge BaaS Services.

We have been serving our corporate and government customers with Powerbridge System Solutions since our introduction of this solution series twenty years ago. Our comprehensive solutions and services address the mission critical needs in global trade for our customers, enabling them to optimize and streamline their trade operations, trade logistics and regulatory compliance.

In 2016, we introduced Powerbridge SaaS Services and are continually expanding the scope of our SaaS services. Powerbridge SaaS Services is a software-as-a-service designed to enable businesses and government organizations with significant benefits, including better use of resources, lower cost of operations, easier documentation handling, faster processing time as well as higher logistics and compliance and connectivity and efficiency.

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

Strengths of Powerbridge System Solutions:

We believe Powerbridge System Solutions provide the following core benefits for our customers:

 +

●	Our Trade Compliance Solutions enable government agencies and regulatory authorities with greater control and security, better use of resources, higher duty collection, faster processing time and higher compliance efficiency in servicing global trade businesses and logistics service providers.

●	Import and export businesses and manufacturers in diverse vertical industries use our Trade Enterprise Solutions to manage business operations, simplify trade processes, reduce document handling, minimize operational cost and increase overall productivity.

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

Trade Enterprise Solutions

We provide Trade Enterprise Solutions to businesses, manufacturers and inward processed manufacturing companies involved in global trade. Our solutions provide a suite of enterprise management applications that allow our customers to streamline their global trade business and operations with features and functionalities including business and process operations, inventory and warehousing control, project execution and management, customs clearance processing and all other compliance and logistics processing.

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

Strengths of Powerbridge SaaS Services

We believe our services encompass the following core advantages:

●	Lower total cost of ownership. Unlike the traditional software model, our on-demand services enable our customers to have access anytime and anywhere without the upfront spending in software and hardware.

●	Rapid deployment and configuration. Our services are designed to be deployed and configured rapidly through our application programming interfaces.

●	Flexible and scalable. Our flexible and extensible architecture enables us to offer services that are scalable and adjustable to quickly address the different needs of our diverse group of customers.

●	Reliable and secure. Our multi-tenant and microservice technology architectures allow us to design our services to provide our customers with a high level of performance, reliability and security.

●	Intuitive and ease of use. Our services are designed be intuitive and easy to use with interfaces that are simple and user friendly. Our users are able to learn and use our services without specialized trainings.

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

Cross-Border eCommerce Cloud

Our Cross-Border eCommerce Cloud is being developed for cross-border eCommerce operators, logistics service providers and payment and settlement service providers for rapid and efficient handling of the import and export process for couriered consumer merchandise and products. Our services are aimed at addressing the unique and challenging logistics, compliance and settlement needs of our customers, allowing them to reduce workflow complexities, minimize processing time while increase customs clearance and overall productivity. Our services have currently been available for Zhuhai-Macao cross border trade only and we have been working to realize the commercialization of our cross-border eCommerce services.

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

Powerbridge BaaS Services

Overview of Powerbridge BaaS Services

We began offering our cloud-based Powerbridge BaaS Services (blockchain-as-a-service) with designated use case for limited government customer in June 2019 and generated approximately $0.7 million.in fiscal 2021 We continue developing our BaaS Services for market commercialization. Blockchain technology is emerging as a major disruptive force across many industries, including those involved in global trade. We believe that blockchain technology could allow our customers to conduct business in more synchronized and collaborative ways to substantially increase operational efficiency and reduce trade costs across the global trade supply chain. Powerbridge BaaS Service includes Compliance Blockchain Services and Supply Chain Blockchain Services.

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

Our services are provided as consortium blockchain networks designed for all players in the global trade ecosystem, including import and export businesses and manufacturers, logistics service providers, financial service providers, and government agencies and authorities with the following potential benefits to each group of players:

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

●	Import & Export Loan and Insurance Processing Blockchain Services are being designed for businesses and financial service providers involved in global trade. Our blockchain services will empower businesses with easier and faster processing for loans, insurance and settlements with lower financing cost. Financial service providers can have improved visibility on key events on the blockchain-enabled trade supply chain, resulting in better and more assured loan decisions that mitigate financing risks. Insurance companies and settlement service providers will be able to issue trade insurances and provide settlement services with more streamlined workflows and higher processing efficiency with our blockchain services.

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

Our Technology

Our solutions and services are built from our multiple proprietary technology platforms which are developed based on industry leading open-source infrastructure technologies. Our technology platforms are designed for high performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the needs of our global trade customers.

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

Powerbridge System Platform

Powerbridge System Platform is our proprietary technology platform from which we develop our Powerbridge System Solutions. Our platform is built on Java Spring and Microsoft Net frameworks as well as other open source technologies.

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

Powerbridge SaaS Platform

Powerbridge SaaS Platform is built based on the open source Spring Cloud and other industry leading technologies for developing, deploying and operating our software-as-a-service. It is capable of running in multiple designated data centers and cloud environments on commercially available infrastructure as a service platform.

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

We are continuing to enhance the technology capabilities of Powerbridge BaaS Platform while it is under development. We believe our platform offers all the governance and operations benefits derived from blockchain technology with the following differentiated and distinctive advantages:

●	Global Trade Centric Business Components. We believe our domain knowledge, product expertise and customer experience will allow us to develop a platform that forms a strong and powerful foundation for continually offering and expanding our services to drive product adoption with this new and exciting technology.

Our BaaS services will be supported by our business components which are stacked on top of and driven by our technology engines. Our business components will include trade transaction, trade operations, trade logistics and regulatory compliance, which are designed to address the mission critical needs of global trade businesses, government agencies and authorities, and logistics and other service providers with comprehensive services from document handling to customs processing and to transaction processing.

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

We intend to further separate the smart contract blockchains and workflow blockchains. Smart contract blockchains and the corresponding contract codes and hash values are recorded and stored on the shared ledgers as the contract codes can be called and used for numerous times. Data generated from the workflow blockchains and the smart contract blockchains can be designated as on or off the shared ledgers. This further ensures data security and reduce data storage on the blockchains.

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

Our correlation analytics are being designed for multi-dimensional and real-time correlation of large quantities of structured, semi-structured and unstructured data from different data sources. Our complex event processing technology is designed to monitor and track data relating to events as they occur in real time and provide data insights based on pre-defined business rules. Our data query and retrieval are intended to support query and retrieval from multiple data sets and provide multi-dimensional data displays.

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

●	Internet of Things. Internet of Things (“IoT”) refers to the network of physical objects embedded with sensors, electronics, and network connectivity that allow these objects to collect and exchange data. We work with third-party technology companies to provide IoT applications to process, store, and analyze IoT data from trade related trucking vehicles, weighting stations, and shipping containers. Our applications are integrated with the target object’s IoT systems and software systems of government authorities.

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

Our customers include (i) international trade businesses and manufacturers; (ii) government agencies and authorities; and (iii) logistics and other various service providers. During the fiscal year ended December 31, 2021, we generated revenue from a total of429 customers, of which 239 are international trade businesses and manufacturers, 18 are government agencies and authorities, and 172 are logistics and other service providers. During the fiscal year ended December 31, 2020, we generated revenue from a total of 602 customers, of which 373 are international trade businesses and manufacturers, 33 are government agencies and authorities, and 196 are logistics and other service providers. During the fiscal year ended December 31, 2019, we generated revenue from a total of 488 customers, of which 312 are international trade businesses and manufacturers, 29 are government agencies and authorities, and 147 are logistics and other service providers.

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

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 23 full-time sales and marketing personnel. During fiscal years 2021, 2020 and 2019, our sales and marketing expense were approximately $2.8 million, $2.7 million and $3.6 million, respectively, representing8.6%, 10.0% and 17.7% of our total revenues for fiscal years 2021, 2020 and 2019, respectively.

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

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 95full-time R&D personnel. We incurred expenses of $2,611,742 and $2,780,944 in R&D in fiscal year 2021 and 2020, respectively.

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

Competition

The market for global trade software application and system integration services is highly competitive and fragmented. We face intensive competition. Our main sources of current and potential competition fall into the following categories:

●	Regional global trade application providers offering regulatory compliance, trade logistics and trade processing software and systems.

●	Software vendors providing online or cloud-based single point or single feature functional global trade application products and services.

●	Online global trade hubs or portals offering specific global trade transactional and processing application products and services.

●	Enterprise resource planning, supply chain and logistics software application companies offering global trade software, systems and services.

●	Government organizations providing global trade related regulatory compliance and trade logistics applications and systems.

●	Emerging blockchain, artificial intelligence and IoT technology providers offering technologies and software for global trade applications.

We believe the following competitive attributes are necessary for us to compete successfully in our industry:

●	Deep domain knowledge, industry experience and product expertise in global trade software applications and system integration to address customer needs.

●	Enablement of emerging and disruptive technologies to develop and provide global trade software applications and services.

●	Enterprise grade performance level in scalability, reliability and security as well as cost of ownership and ease of deployment.

●	Breadth, depth and quality of application features and functionalities that are able to operate in multiple infrastructures such as in cloud, on premises or both.

●	Capability of technology platforms in integrating and interoperating with legacy and other enterprise infrastructures and third-party applications.

●	Strength of sales and marketing as well as customer support in service responsiveness and level of customer satisfaction.

●	Brand awareness and reputation, size of customer base and level of user adoption to new and disruptive technologies and applications.

●	Ability to capture market share in China and expand into international markets to operate as a global player in servicing multiple markets and countries.

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

As of the date of this Annual Report, we have 5five registered patent, 124 registered software copyrights and 15 registered trademarks in the PRC. In addition, we own 11 URL designations and domain names, including powerbridgetech.com, powerstreamdigital.com, metafusiondigital.com, powermetadigital.com, powercrypto.pro, pbts.cloud, pbtyun.com, pbtcloud.com, cs-estone.com, erp-china.com, and powerbridge.com.

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

Facilities

1	Our headquarters and executive offices are located in Zhuhai, China and consist of approximately 1,200 square meter of office space under one lease which expired in December 2022. In addition to our headquarters, we lease space in Zhuhai, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $307,497, $305,832 and $492,530 for the years ended December 31, 2021, 2020 and 2019, respectively.

We lease substantially all of our facilities and we purchased one real property in 2021 with an aggregate contract amount of RMB 30,678,302 for our new office location (“Zhuhai HQ Office”), of which RMB 20,816,526 was paid in 2021. Zhuhai New Office with space totaling 1820 m2, located in No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China, is still under construction and is estimated to be put into use in September 2022. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. As of the date of this Annual Report, we maintain the following facilities in China.

Facility	Address	Space (㎡)

Zhuhai Office	1st Floor, Building D2, Southern Software Park, Tangjia Bay	1190

Wuhan Office	Suite 2105, Building 6, Fanhai Central Business District, Soho City Jianghan, Wuhan, Hubei, China	173

Changsha Office	Suite 458, 12th Fl, Lanwan International, Shuyan & Nanhu Road Tianxin, Changsha, Hunan 410015, China	305

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389

Hangzhou Office	Suite 701, Huaxing Technology Building, No.477 Wensan Road, Xihu District, Hangzhou	39.5

Zhuhai HQ Office	No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China	1820

Employees

As of the date of this Annual Report, we had a total of 198 full-time employees, of which 95 are in research and development, 23 are in sales and marketing, 47 are in technical and customer services, and 33 are in general administration.

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

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. Our PRC operating entities have not made adequate employee benefit payments and we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risks Related to Doing Business in China - Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties”.

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described in “Item 4. B. Business Overview.”

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

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 63.3%, 82.5% and 78.2% of total revenue in fiscal 2021, 2020 and 2019, respectively. We also generate revenue from consulting and technical support services, which represent 14.2%, 14.2% and 16.5% of our revenue in fiscal 2021, 2020 and 2019, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS, which represent 2.9%, 3.3% and 5.3% of our revenue in fiscal 2021, 2020 and 2019. We started trading business in fiscal 2021 and generated approximately $6.3 million revenue from consumables sale in fiscal 2021.For the years ended December 31, 2021, 2020 and 2019, our revenues were approximately $32.1 million, $26.7 million and $20.1 million, respectively.

Coronavirus (“COVID-19”) updates

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position.  Since the COVID-19 pandemic has been gradually contained in China, our revenue and gross margin for the year ended December 31, 2021 and 2020 has not been adversely affected.

The extent of the impact on our 2022 fiscal year results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues taking actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

Recent Developments

On January 6, 2022, the Company entered into an equity transfer agreement (the “Agreement”) with the shareholder of SmartConn., Limited (“SmartConn”) pursuant to which the Company agrees to purchase 19.99% equity of SmartConn at 90% of the appraisal price. The consideration of the acquisition was to be paid in the form of newly issued shares of the Company. SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain (including alliance chain and private chain), cryptocurrency DAPP development and cryptocurrency industry research. Powerbridge further uses its big data and blockchain technology to expand Powerbridge’s blockchain business by acquiring SmartConn. Reference is made to the Form 6-K filed with the SEC on January 18, 2022 for more details. An aggregate of 17,138,305 Ordinary Shares was issued to Mr. Zhang on February 22, 2022 upon the closing of the acquisition.

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

A.	Operating Results

For the years ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2021	2020	Change	% Change

REVENUES:
Application development services	$20,323,422	$21,985,214	$(1,661,792)	(7.6)%
Consulting and technical support services	4,555,352	3,797,354	757,998	20.0%
Subscription services	936,913	881,443	55,470	6.3%
Trading revenue	6,277,141	-	6,277,141	-%
Total revenues	32,092,828	26,664,011	5,428,817	20.4%

COST OF REVENUES:
Application development services	12,785,491	15,320,446	(2,534,955)	(16.5)%
Consulting and technical support services	2,198,310	1,803,239	395,071	21.9%
Subscription services	156,113	147,631	8,482	5.7%
Trading	6,237,601	-	6,237,601	-%
Total cost of revenues	21,377,515	17,271,316	4,106,199	23.8%

GROSS PROFIT	10,715,313	9,392,695	1,322,618	14.1%

OPERATING EXPENSES:
Selling and marketing	2,775,526	2,675,028	100,498	3.8%
General and administrative	6,004,186	5,559,426	444,760	8.0%
Provision for doubtful accounts	1,100,606	191,148	909,458	475.8%
Research and development	2,611,742	2,780,944	(169,202)	(6.1)%
Share-based compensation	6,335,246	1,473,976	4,861,270	329.8%
Total operating expenses	18,827,306	12,680,522	6,146,784	48.5%
OPERATING LOSS FROM OPERATIONS	(8,111,993)	(3,287,827)	(4,824,166)	146.7%

OTHER INCOME (EXPENSES)
Other income	(36,881)	106,026	(142,907)	(134.8)%
Gain from disposition of a subsidiary	714	-	714	-
Change in fair value of convertible debt	(1,508,229)	(15,258,333)	13,750,104	(90.1)%
Total other expense	(1,544,396)	(15,152,307)	13,607,911	(89.8)%

LOSS BEFORE INCOME TAXES	(9,656,389)	(18,440,134)	8,783,745	(47.6)%

INCOME TAX EXPENSES	(173,941)	(80,532)	(93,409)	116.0%

NET LOSS	$(9,482,448)	$(18,359,602)	$8,877,154	(48.4)%

Revenues

We derive revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, and (4) trading revenue.

The Company is focusing on developing global trade applications and solutions equipped with the Company’s new technology in SaaS platform, Big Data, AI and IoT applications and BaaS platform. The Company believes new technology development is the key driver for the Company’s future growth. In fiscal 2021, our revenue related to deploying our new technology including SaaS and big data analysis services accounted for 5.7% of our total revenue (or approximately $1.8 million) compared to 5.8% of our total revenue (or approximately $1.5 million) in fiscal 2020.

For the year ended December 31, 2021, our total revenue was approximately $32.1 million as compared to $26.7 million for the year ended December 31, 2020. The Company’s total revenue increased by approximately $5.4 million, or 20.4%. The overall increase in total revenue was primarily attributable to approximately $6.3 million increase in revenue from trading.

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

For the year ended December 31, 2021, our application development service revenue was approximately $20.3 million as compared to approximately $22.0 million for the year ended December 31, 2020. The decrease in application development service revenue was approximately $1.7 million or 7.6% due to due to less new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $14,472,010 in fiscal 2021, significantly increased from $6,299,982 of the related revenue in fiscal 2020. On the other side, 2.9% (or approximately $0.6 million) of revenue from application development service were related to SaaS platform development and big data analysis applications in fiscal 2021, comparing to 1.2% (or approximately $0.3 million) of the related revenue in fiscal 2020. We intend to continue investing for long-term growth in the SaaS development and big data analysis market and we plan to continue to expand our ability to sell our applications by investing in product development and customer support to address the business needs of local markets and continuous growth for these services.

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

For the year ended December 31, 2021, our consulting and technical support service revenue was approximately $4.6 million as compared to approximately $3.8 million for the year ended December 31, 2020, representing an increase of $0.8 million or 20.0%, which was due to revenue brought by four new projects.

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

For the year ended December 31, 2021 and 2020, our subscription service revenue stayed at approximately $0.9 million. We introduced our SaaS subscription services in fiscal 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Trading revenue

The Company starts to sell consumables to its customers in fiscal 2021. Revenue from trading revenue was approximately $6.3 million.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of consumables products.

Our cost of revenues increased by approximately $4.1 million or 23.8% to approximately $21.4 million in fiscal 2021 from approximately $17.3 million in fiscal 2020, which was mainly attributable to an increase of $6.2 million in cost of trading business, offset by a decrease of approximately 2.5 million in cost of revenue from application development services. Our cost of revenue from consulting and technical support services was approximately $2.2 million in fiscal 2021, representing an increase of $0.4 million from $1.8 million in fiscal 2020. Our increase in cost of revenue from consulting and technical support services was in line with increase in consulting and technical support services revenue. Our cost of revenue from subscription services were approximately $0.2 million and approximately $0.1 million in fiscal 2021 and 2020, respectively. We have established a stable SaaS development and service team and expect to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts.

Gross profit

	For the Years Ended
	December 31,
	2021		2020
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$7,537,931	37.1%	$6,664,768	30.3%
Consulting and technical support services	2,357,042	51.7%	1,994,115	52.5%
Subscription services	780,800	83.3%	733,812	83.3%
Trading revenue	39,540	0.6%	-	-%
Total gross profit	$10,715,313	33.4%	$9,392,695	35.2%

Our gross profit increased by approximately $1.3 million or 14.1% from approximately $9.4 million in fiscal 2020 to approximately $10.7 million in fiscal 2021. Gross margin as a percent of overall revenue for fiscal 2021 and 2020 was 33.4% and 35.2%, respectively.

Gross profit for application development services increased by approximately $0.9 million or 13.1% from $6.7 million in 2020 to approximately $7.5 million in fiscal 2021 mainly due to we completed several software contracts which required fewer developing hours in fiscal 2021. Gross profit margin for fiscal 2021 and 2020 was 37.1% and 30.3%, respectively. The increase in gross margin was primarily due to less developing costs.

Gross profit for consulting and technical support services increased by approximately $0.4 million or 18.2% from approximately $2.0 million in 2020 to approximately $2.4 in fiscal 2021 mainly in line with increased of revenue from consulting and technical support service, offset by cost resulted from the outsourcing of maintenance service for the purpose of fulfilling scheduled maintenance and operating plan when we reducing staff and incorporating workforce optimization practices during the COVID-19 pandemic outbreak and spreading. Gross profit margin for fiscal 2021 and 2020 was 51.7% and 52.5%, respectively.

Gross profit for subscription services increased by $0.05 million or 6.4% from $0.73 million in 2020 to $0.78 million in fiscal 2021, which was in line with the increase of revenue from subscription services. Gross profit margin was 83.3% in both fiscal 2021 and 2020.

Gross profit for trading revenue was $39,540 and gross profit margin was 0.6% for fiscal 2021.

Operating Expenses

	For the Years Ended
	December 31,
	2021	2020	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$2,775,526	$2,675,028	$100,498	3.8%
General and administrative	6,004,186	5,559,426	444,760	8.0%
Provision for doubtful accounts	1,100,606	191,148	909,458	475.8%
Research and development	2,611,742	2,780,944	(169,202)	(6.1)%
Share based compensation	6,335,246	1,473,976	4,861,270	329.8%
Total operating expenses	$18,827,306	$12,680,522	$6,146,784	48.5%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for doubtful accounts and stock-based compensation. Operating expenses increased by approximately $6.1 million, or 48.5%, from approximately $12.7 million for the year ended December 31, 2020 to approximately $18.8 million for the year ended December 31, 2021. The increase in our operating expenses was primarily due to approximately $4.9 million increase in share-based compensation and approximately $0.9 million increase provision for doubtful accounts.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses increased by approximately $0.1 million or 3.8% from $2.7 million in fiscal 2020 to approximately $2.8 million in fiscal 2021. The increase was primarily attributable to more marketing consulting fees and marketing and promotional activities in fiscal 2021.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $0.4 million or 8.0% from approximately $5.6 million in fiscal 2020 to approximately $6.0 million in fiscal 2021, due to more professional and consulting fees incurred relating to capital market development. As a percentage of revenues, general and administrative expenses were 18.7% and 20.8% of our total revenue in fiscal 2021 and 2020 respectively.

Provision for doubtful accounts increased by approximately $0.9 million from approximately $0.2 million in fiscal 2020 to approximately $1.1 million in fiscal 2021 due to slowly collection.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by approximately $0.2 million from approximately $2.8 million in fiscal 2020 to approximately $2.6 million in fiscal 2021, representing 8.1% and 10.4% of our total revenues for fiscal 2021 and 2020, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Stock-based compensation increased by approximately $4.9 million from approximately $1.5 million in fiscal 2020 to approximately $6.3 million in fiscal 2021.

Other Income (Expense)

Other income (expense) primarily consists of government subsidy income, interest income net of interest expense and other expenses. Our net other expense was approximately $1.5 million in fiscal 2021, compared with approximately $15.2 million in fiscal 2020. The decrease in net other expense is substantially attributable to a decrease of approximately $13.8 million loss from change in the fair value of the convertible loan. The Company elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to assess the fair value of the convertible loan using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020

Opening balance	$-	$-
Issuance of convertible loans	6,860,000	50,000,000
Loss on change in fair value of convertible loan	1,508,229	15,258,333
Accrued interest	226,775	-
Conversion of convertible loan	(6,343,172)	(65,258,333)
Total	$2,251,832	$-

Provision for Income Taxes

Income tax benefit was approximately $0.2 million in fiscal 2021, compared to approximately $0.08 million in fiscal 2020. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net Loss

As a result of the foregoing, our net loss decreased by $8.9 million, or 48.4%, from $18.4 million in fiscal 2020 to $9.5 million in fiscal 2021. The decreased net loss was the result of decreased change of fair value of the convertible loan and increased gross profit, offset by increased operation expenses as discussed above.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to an income of approximately $1.9 million and approximately $0.8 million for the years ended December 31, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity as of December 31, 2021 were translated at RMB6.3726 to USD1.00 as compared to RMB6.5250 to USD1.00 as of December 31, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2021 and 2020 were RMB6.4508 to USD1.00 and RMB6.9042 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2021, cash of approximately $7.0 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company's ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

For the year ended December 31, 2021, the Company had working capital of approximately $6.7 million and incurred a net loss of approximately $9.5 million. For fiscal 2021, the Company had negative operation cash flow of approximately $9.8 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2021, the Company had cash of approximately $7.0 million. On August 7, 2021, the Company entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA on April 9, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, YA agreed to purchase convertible notes (the “Notes”) in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares par value $0.00166667 per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares (the “Offering”), for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021. Pursuant to the Closing Statement, the Company and YA agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; (iii) the number of ordinary shares to be issued pursuant to the Warrant shall be increased from 571,429 to 653,061; and (iv) promptly after the Securities and Exchange Commission (the “SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement (the “Registration Rights Agreement”), YA agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note. Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note. The closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021. The Company believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2021 and 2020.

	For the Years Ended
	December 31,
	2021	2020	2019

Net cash (used in) provided by operating activities	$(9,761,386)	$1,051,741	$(3,260,594)
Net cash used in investing activities	(3,239,410)	(65,904,533)	(3,594,121)
Net cash provided by financing activities	11,462,271	70,043,789	7,884,405
Effect of exchange rate change on cash and restricted cash	205,069	(2,745,717)	(103,426)
Net (decrease) increase in cash and restricted cash	$(1,333,456)	$2,445,280	$926,264

Operating Activities

Net cash used in operating activities was approximately $9.8 million for the year ended December 31, 2021, as compared to approximately $1.1 million net cash provided by operating activities for fiscal 2020. Cash used in operating activities for the year ended December 31, 2021 mainly consisted of approximately $9.5 million of net loss, adjustment of $11.0 million non-cash items, an increase of approximately $10.5 million in account receivable due to slowly collection, a decrease of approximately$3.7 million in accounts payable due to more purchase in 2021, offset by a decrease of approximately $4.1 million in contract costs incurred for fulfillment of contracts.

Net cash provided by operating activities was approximately $1.1 million for the year ended December 31, 2020, as compared to approximately $3.3 million net cash used in operating activities for fiscal 2019. Cash provided by operating activities for the year ended December 31, 2020 mainly consisted of approximately $18.4 million of net loss, adjustment of $18.3 million non-cash items, an increase of approximately $3.0 million in accounts payable due to more purchase in 2020, offset by an increase of approximately $2.0 million in accounts receivable, an increase of $1.2 million prepayment, deposits and other assets due to increasing purchase from our venders, and an increase of approximately $0.8 million in contract costs incurred for the customer contracts

Net cash used in operating activities was approximately $3.3 million for the year ended December 31, 2019. Cash used in operating activities for the year ended December 31, 2019 mainly consisted of approximately $10.8 million of net loss, adjustment of $6.4 million non-cash items, and an increase of approximately $3.0 million in contract assets, offset by an increase of approximately $3.8 million in accounts payable due to increased purchase for our projects

Investing Activities

Net cash used in investing activities was approximately $3.2 million for fiscal 2021, as compared to approximately $65.9 million for fiscal 2020. Cash used in investing activities for fiscal 2021 was mainly due to $4.9 million spending on purchases of property and equipment, offset by approximately $1.7 million collected from working capital support provided to Kezhi Technology Co., Ltd.(“Kezhi”).

Net cash used in investing activities was approximately $65.9 million for fiscal 2020, as compared to approximately $3.6 million for fiscal 2019. Cash used in investing activities for fiscal 2020 was mainly due to $1.6 million spending on purchases of property and equipment and $64.3 million increase in working capital support provided to Kezhi Technology Co., Ltd.(“Kezhi”) which will be repaid in two years and the repayment of the loan is guaranteed by a third party.

Cash used in investing activities for fiscal 2019 was mainly due to approximately $2.9 million spending on capitalized development costs and purchase of office equipment and furniture and approximately $0.7 million loan to third parties.

Financing Activities

Net cash provided by financing activities was approximately $11.5 million for fiscal 2021, as compared to approximately $70.0 million for fiscal 2020. Net cash provided by financing activities for the year ended December 31, 2021 was mainly net proceeds of approximately $6.9 million from issuance of convertible note and approximately $5.1 million from the market offering, offset by net repayment of $0.3 million on bank loan.

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

Capital Expenditures

The Company made capital expenditures of $4.9 million, $1.6 million and $2.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

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

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software.” ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use in fiscal 2020. The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed in fiscal 2021. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

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

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the year ended December 31, 2021, 2020 and 2019 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

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

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

The Company started trading business (sales of consumables) for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Revenue from trading business accounted less than 15% of the Company’s revenue for the year ended December 31, 2021.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiaries in PRC are subject to a 6% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services and products.

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to $nil and $4,041,585 as of December 31, 2021 and 2020, respectively. There were no contract acquisition costs as of December 31, 2021 and 2020.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2021 and 2020, the balance of customer deposits amounted to $575,303 and $573,243, respectively. As of December 31, 2021 and 2020, the balance of deferred revenue amounted to $1,344,637 and $1,095,279, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Name	Age	Position
Ban Lor	64	Co-CEO and co-Chairman of the Board
Stewart Lor	59	Co-CEO, President, and co-Chairman of the Board
Yuxia Xu	49	Chief Financial Officer and Chief Operating Officer
Jing Deng	37	Chief Product Officer
Xuzhi Zhou	48	Chief Business Development Officer
Wei Jiang(1)(4)	50	Independent Director
Ruizhong Jiang(2)	58	Independent Director
Jian Sun(3)	44	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Compensation Committee.

(4)	Audit Committee financial expert.

Ban Lor is a founder of our Company and Powerbridge Zhuhai. He serves as our co-CEO and co-Chairman of the Board. From the inception of the Company to October 2019, Mr. Lor served as our President, CEO and Chairman of the Board. Prior to founding our Company in 1997, Mr. Lor was a founder and served as CEO and Chairman of the Board at Lorons International Corporation, a global trade and manufacturing company from August 1988 to October 1995. Mr. Lor holds a B.S. in Electrical Engineering from the State University of New York at Stony Brook and a M.B.A in General Management from New York Institute of Technology. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our CEO as well as his extensive experience managing global trade application and technology service business.

Stewart Lor is a co-founder of our Company and has been serving as our co-CEO, President, and co-Chairman of the Board since October 2019. Mr. Lor has been serving on our Board and as our CFO since August 2018. Mr. Lor ceased to act as the CFO of the Company on April 15, 2022. Previously, he served on our Board and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our cofounder.

Yuxia Xu is appointed as Chief Financial Officer and Chief Operating Officer of the Company, with effect from May 1, 2022. Ms. Xu is a seasoned and proven professional in the fields of capital markets, accounting management, information technology and management consulting. She had served as a Senior Consultant to the Company since 2017 and had previously held various management and operations positions, including: Chief Operating Officer at Fanz Corporation, an entertainment technology company; Managing Director at Cmark Capital, a financial services and investment firm; Vice President at Ntechnology, a software provider and Senior Software Engineer at Goldenspider, an accounting software company. Ms. Xu holds a Master of Science in Applied Mathematics from Dalian University of Technology.

Jing Deng currently serves as the Chief Product Officer at Powerbridge Technologies. Prior to joining the Company, he served various management positions in technology operations, business development, product design and applications development at software and technology companies including Kingdee Software and Ygsoft Corporation. Mr. Deng holds a Bachelor’s degree in Software Engineering from Beijing Institute of Technology.

Xuzhi Zhou currently serves as the Chief Business Development Officer at Powerbridge Technologies. Previously, Mr. Zhou had served various management positions in logistics management, financial services, supply chain, platform services and business development for Chinasoft Resource, ZTE Communications and Hoolinks Technologies. Mr. Zhou holds a Bachelor’s degree in Computer Science from Shanxi University.

Ruizhong Jiang is appointed as an independent Director of the Board and serves as Chairman of the Nominating Committee and Member of the Compensation Committee and the Audit Committee. Prof. Jiang is a member of the International Society of Petroleum Engineers and China Petroleum Society with extensive experience in the oil and natural gas industry. He has served as a lecturer, professor and doctoral tutor at China University of Petroleum (Donghua) since 1993 and has won multiple prestigious awards for research and development in oil and natural gas engineering. Prof. Jiang holds a PhD in Oil and Gas Development Engineering from Southwest Petroleum University and a Master Degree in Oil and Gas Development Engineering from China University of Petroleum

Wei Jiang is an independent director of the Company. Ms. Jiang has over twenty years of experiences in the finance and accounting field. Previously, she served as a CFO at Cmark Capital, an investment management firm, Senior Accountant at Aluminum Corporation of China, an aluminum producer and distributor, and Financial Manager at Hiking Group, a publicly listed company. Ms. Jiang holds a bachelor’s degree in Financial Management from China University of Petroleum and is a Certified Accountant.

Jian Sun is an independent director of the Company. Mr. Sun has multiple years of experience in financial investment and management. Mr. Sun is an investor and expert in blockchain and will provide strategic guidance to the Company on its blockchain business, including financial operations, investment management and strategic partnerships. Mr. Sun holds a master’s degree from Australian National University, and he also serves as the co-president of CUC China-US Blockchain Association.

Ms. Doreen Mak and Mr. Bo Wu have resigned from their positions as the independent Directors of the Company, effective from September 22, 2021 and December 20, 2021, respectively, in order to focus on other business obligations.

Mr. Wei Guan has resigned from his position as the independent Director of the Company for personal reason, effective from April 18, 2022. Ms. Wei Jiang was appointed to act as the Chairwoman of the Audit Committee on the same day to replace Mr. Wei Guan’s role and ceased to act as the Chairwoman of the Nominating Committee. Mr. Ruizhong Jiang was appointed as the independent director and Chairman of the Nominating Committee of the Board on the same day.

In addition, Mr. Tianfei Feng has resigned from his position as the Chief Research & Development Officer of the Company, effective from February 28, 2022. Mr. Liping Shu has resigned from his position as the Chief Marketing Officer of the Company, effective from April 15, 2022.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2021 and 2020 to each of the following named executive officers.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Ban Lor/co-CEO (1)
	2020	215,451	8,034	-	223,485
	2021	220,513	100,822	-	321,335

Stewart Lor/co-CEO (2)
	2020	198,086	68,292	-	266,378
	2021	200,111	100,822	-	300,933

Yuxia Xu/CFO and Chief Operating Officer (3)				-
	2021	-	-	-	-

(1)	Appointed Chairman, President and CEO effective as of August 2018 and resigned as President as of October 2019.

(2)	Appointed CFO effective as of August 2018 and appointed as co-Chairman and co-CEO as of October 2019. Stewart Lor ceased to act as CFO in April 2022.

(3)	Appointed CFO and Chief Operating Officer, with effect from May 1, 2022.

Under PRC laws, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without notice or penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. The term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 3-months’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement.

Each executive officer has agreed to hold, both during and after the termination or expiry or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents. Copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to with respect to any relationship or agreement between any vendor or supplier and us.

Director Compensation

The directors may receive such remuneration as our Board may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors are entitled to receive $4,500 payable quarterly for their services. Non-employee directors are entitled to receive stock option to purchase certain number of Ordinary Shares under the Company’s 2018 Stock Option Plan.

2018 Stock Option Plan

We adopted the 2018 Stock Option Plan (the “2018 Plan”) on April 4, 2019 (the “Effective Date”), which was further amended by the First Amendment to the 2018 Plan (the “First Amendment”, and collectively referred to as the “Plan” with the “2018 Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our Company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. Section 3(a) and 6(f) are amended as the following. The total number of Ordinary Shares issuable upon the exercise of all outstanding Options granted under the Plan shall not exceed 20% of the total number of outstanding Ordinary Shares.

On April 4, 2019, the Board approved several restricted stock options grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 1,050,500 stock options to key employees and directors under the Plan. Stock options granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. Stock options are valid for a period of 10 years from April 4, 2019 to April 5, 2029. As at the grant date of April 4, 2019, the weighted-average fair value per share was $5.00 and the estimated total fair value of the restricted shares granted was $5,252,500. No grants were made in fiscal year 2020.

On February 23, 2020, the Board approved to register all the shares issuable under the Company’s 2018 Amended Option Plan in a registration statement on a Form S-8, representing 9,155,464 ordinary shares issuable under our Amended 2018 Stock Option Plan (the “Amended Plan”). The Company has issued certain options to the employees, advisors, and consultants of the Company under the Amended Plan to purchase in an aggregate amount of 9,155,464 Ordinary Shares the grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our Board, or, once constituted, the Compensation Committee of the Board (we refer to body administering the Plan as the “Committee”).

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the total number of Ordinary Shares in the capital of the Company issuable upon the exercise of all outstanding Options granted under this Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. Except as the Board or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option. In the event of a spin-off transaction, the Board or the Committee may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Options under the Plan.

Eligibility. All persons as the Board or the Committee may select from among the employees, directors, and consultants of the Company.

Stock Options. The Board or Committee shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that stock options qualify as “performance based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Stock Options and Withholding Taxes. The Board or Committee may make one or more of the following methods available for payment of an option, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cheque ; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Ordinary Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Ordinary Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

No Ordinary Shares shall be delivered under the Plan to any optionee or other person until such optionee or other person has made arrangements acceptable to the Board or Committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations. Upon exercise of an option the Company shall have the right, but not the obligation (except as required by the applicable laws), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Transferability of Option. Options shall be transferable (i) at will and by the laws of succession and distribution; (ii) during the lifetime of the Optionee, to the extent and in the manner authorized by the Administrator; and (iii) upon delivery of a written assignment of the Options duly executed by the Optionee at the principal office of the Company, along with the Options and funds sufficient to pay any transfer taxes payable upon the making of such transfer. The Optionee shall surrender its Options to the Company within seven (7) calendar days of the date on which the Optionee delivers the assignment form to the Company assigning its Options. Upon such surrender and, if required, such payment, the Company shall execute and deliver new Options in the name of the assignee and shall promptly cancel the surrendered Options. Notwithstanding the foregoing, the Optionee may designate one or more beneficiaries of the Optionee’s Option in the event of the Optionee’s death on a beneficiary designation form provided by the Administrator”

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan has become effective on the date of the effectiveness of the Company’s initial public offering. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

On May 26, 2021, the Board approved to issue certain options to its employees, advisors, and consultants of the Company under the Amended Plan to purchase in an aggregate amount of 7,604,964 ordinary shares, par value $0.00166667 per share to be governed by the terms and conditions set forth in a form of option agreement.

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

C. Board Practices

Composition of Board; Risk Oversight

Our Board presently consists of four (4) directors. Pursuant to our Fourth Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the Board shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the Board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the Board until the next annual meeting of the Company. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”) immediately prior to the consummation of Company’s IPO. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Fourth Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The initial members of Class I Directors are Yuping Ouyang and Bo Wu. The initial members of Class II Directors are Ban Lor and Stewart Lor. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. Except for the sibling relationship between Mr. Ban Lor and Mr. Stewart Lor, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of the Board. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

Under the NASDAQ rules, we are required to maintain a Board comprised of at least 50% independent directors, and an audit committee of at least three members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Exchange Act. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. However, the NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e); (ii) the requirement that a majority of the board must be independent as provided in Nasdaq Listing Rule 5615(b)(1); (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a); and and (iv) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c).

Under our Fourth Amended and Restated Memorandum and Articles of Association, we shall hold an annual general meeting in each year other than the year in which the Fourth Amended and Restated Memorandum and Articles of Association were adopted and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Board shall appoint.

Our Board plays a significant role in our risk oversight. The Board makes all relevant company decisions. As such, it is important for us to have our CEO serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Wei Jiang, Ruizhong Jiang and Jian Sun are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Currently, our Audit Committee consists of three members, Wei Jiang, Jian Sun and Ruizhong Jiang, with Wei Jiang serving as the chairman of the Audit Committee. Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board has determined that Wei Jiang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of three members, Wei Jiang, Ruizhong Jiang and Jian Sun, with Jian Sun serving as the chair of Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our Board and the Board committees;

●	developing and recommending to the Board with corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of three members, Jian Sun, Ruizhong Jiang and Wei Jiang, with Ruizhong Jiang serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Fourth Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

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

Remuneration and Borrowing

The directors may receive such remuneration as our Board may determine from time to time. For the services rendered by the independent director in any capacity the company will a cash fee in the amount of USD$1,500 per month. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

D. Employees

As of the date of this Annual Report, we had a total of 198 full-time employees, of which 95 are in research and development, 23 are in sales and marketing, 47 are in technical and customer services, and 33 are in general administration.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by the laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Ordinary Shares held by them are located in the United States. Applicable percentage ownership is based on 78,967,677 Ordinary Shares outstanding as of April 22, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Percentage
Stewart Lor (1)	11,609,383	14.7%
Ban Lor (2)	3,955,226	5.0%
Wei Jiang(3)	977,031	1.2%
Yuxia Xu(4)	844,964	1.1%
Liping Shu	*	*
Tianfei Feng	*	*
Jian Sun	*	*
Ruizhong Jiang	*	*
All directors and executive officers as a group	18,840,600	23.9%

HOGSTREAM INTERNATIONAL LTD.(1)	11,309,383	14.3%
ARGO ADVISORY LIMITED(5)	7,138,305	9.0%
5% or greater beneficial owners as a group	18,447,688	23.4%

*	Less than 1%.

(1)	Includes (i) 11,309,383 Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”); and (ii) 300,000 Ordinary Shares underlying share options held by Stewart Lor that is exercisable within 60 days after the date of this Annual Report. Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands. Argo Advisory entered into a share purchase agreement dated April 14, 2022 with Hogstream pursuant to which Argo Advisory agreed to transfer 10,000,000 Ordinary Shares to Hogstream at a unit price calculated pursuant to the previous day’s closing price per share after a discount of 20%, for a total consideration of USD$2,536,000. Argo Advisory subsequently transferred the above-mentioned 10,000,000 Ordinary Shares to Hogstream on April 20, 2022. Reference is made to the Company’s report on Amendment No.2 to the Schedule 13D jointly filed by Stewart Lor and Hogstream with the Securities and Exchange Commission on April 29, 2022 for more details on the transaction.

(2)

Consists of (i) 3,138,169 Ordinary Shares held by Hybridge Holding Ltd., a British Virgin Islands company (“Hybridge”) which is 100% owned by Ban Lor; (ii) 173,984 Ordinary Shares held by Sunbrook One Ltd., a British Virgin Islands company (“Sunbrook”) which is 100% owned by Ban Lor; (iii) 171,576 Ordinary Shares held by Bitlakes Holdings Ltd., a British Virgin Islands company (“Bitlakes”) which Ban Lor owns and controls 95.02% equity interest and voting power; (iv) 171,497 Ordinary Shares held by Foxbit Holdings Ltd., a British Virgin Islands company (“Foxbit”) which Ban Lor owns and controls 80.32% equity interest and voting power; and (v) 300,000 Ordinary Shares underlying share options held by Ban Lor that is exercisable within 60 days after the date of this Annual Report. The principal office address for Hybridge, Sunbrook, Bitlakes and Foxbit is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(3)	Includes 828,000 Ordinary Shares underlying share options held by Wei Jiang that is exercisable within 60 days after the date of this Annual Report.

(4)	Includes 744,964 Ordinary Shares underlying share options held by Yuxia Xu that is exercisable within 60 days after the date of this Annual Report.

(5)

A British Virgin Islands company (“Argo Advisory”) which is wholly-owned by Mr. Qiuxia Zhang. Mr. Zhang maintains sole voting control over the shares held by Argo Advisory, the registered address of which is at Asia Leading Chambers, P.O. Box 986, Road Town, Tortola, British Virgin Islands. In January 2022, Mr. Qiuxia Zhang entered into an equity transfer agreement with the Company pursuant to which the Company agreed to purchase 19.99% equity of SmartConn at 90% of the appraisal price (the “Acquisition”). Mr. Zhang was the sole shareholder of SmartConn prior to the Acquisition. An aggregate of 17,138,305 Ordinary Shares were issued to Mr. Zhang on February 22, 2022 upon the closing of the Acquisition. Reference is made to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on January 28, 2022 for more details on the Acquisition. Argo Advisory entered into a share purchase agreement dated April 14, 2022 with Hogstream pursuant to which Argo Advisory agreed to transfer 10,000,000 Ordinary Shares to Hogstream at a unit price calculated pursuant to the previous day’s closing price per share after a discount of 20%, for a total consideration of USD$2,536,000. Argo Advisory subsequently transferred the above-mentioned 10,000,000 Ordinary Shares to Hogstream on April 20, 2022. Reference is made to the Company’s report on Amendment No.1 to the Schedule 13D jointly filed by Qiuxia Zhang and Argo Advisory with the Securities and Exchange Commission on April 29, 2022 for more details on the transaction.

As of the date of this Annual Report, there were 28 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of our Company.

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

Due from related party.

	As of December 31,
	2021	2020

Hengqin Baisheng Investment, GP(1)	$-	$622,222
Guangzhou Powerbridge Blockchain Co., Ltd. (2)	132,345	129,254
Zongbo Jiang(3)	-	30,651
Ling Lor(3)	8,661	-
Ban Lor(3)	706,148	-
Stewart Lor(3)	781,284	-
Subtotal	1,628,438	782,127
Less: allowance for doubtful accounts	(132,345)	(129,254)
Due from related parties, net	$1,496,093	$652,873

(1)	For the year ended December 31, 2019, the Company incurred consulting fee prepayment $685,167 to Hengqin Baisheng Investment, GP, which was a non-controlling shareholder of Powerbridge Ningbo. The balance of $622,222 as of December 31, 2020 was reclassified to due from related party in 2020. Hengqin Baisheng Investment, GP was no longer a related party along with the disposal of Ningbo Hongqiao on July 5, 2021.

(2)	The Company had consulting fee prepayment of $121,144 to Guangzhou Powerbridge Blockchain Co., Ltd. as of December 31, 2019, which the Company has significant influence over with. In 2020, both parties negotiated to terminate the consulting service. The balance of $129,254 as of December 31, 2020 was reclassified to due from related party and fully allowanced in 2020.

(3)	From time to time, the Company advances funds to senior management for business purpose.

Due to related party.

	As of December 31,
	2021	2020

Hong Yu(1)	$108,990	$62,165
Ling Lor(1)	-	8,855
Hybridge Holding Limited (1)	109,872	-
Subtotal	$218,862	$71,020

(1)	The above balances represent unpaid loan and expenses to these related parties.

Accounts payable-related party

	As of December 31,
	2021	2020

Guangzhou Guangrui	$734,263	$-
Subtotal	$734,263	$-

Purchase from related parties

	For the year ended
	2021	2020

Guangzhou Guangrui	$725,362	$
Subtotal	$725,362		$-

Short term bank loan

On November 5, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,532,567 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party. The loan was fully repaid upon maturity.

On November 4, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $880,239 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party.

On November 11, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $688,979 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party.

On March 4, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $459,770 for a term of one year and at a fixed annual interest rate of 4.55%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On December 14, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $306,514 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On March 9, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $470,765 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity subsequently.

On January 2, 2020, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,298,850 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity.

On March 10, 2021, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,353,828 for a term of one year and at a fixed annual interest rate of 5.3%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity subsequently.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceedings or investigations which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our Board. Our Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement became effective on March 28, 2019. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “PBTS”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “PBTS”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

Our Fourth Amended and Restated Memorandum and Articles of Association were filed as Exhibit 10.1 of Form 6-K filed on November 6, 2020 and are hereby incorporated by reference into this Annual Report. The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our Fourth Amended and Restated Memorandum and Articles of Association, effective on September 30, 2020 (respectively, the “Memorandum” and the “Articles”). We were incorporated as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, now the Companies Act (Revised) (“Cayman Companies Law”), on July 27, 2018. A Cayman Islands exempted company:

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

As of the date of this Annual Report, the authorized share capital of the Company is US $500,000 divided into 300,000,000 shares of US $0.00166667 par value each. Subject to the provisions of the Cayman Companies Law and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares provided that if such operates to vary the rights of holders of ordinary shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board. Our Fourth Amended and Restated Memorandum and Articles of Association provide that our Board may declare and pay dividends out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed, or out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

Voting Rights. In respect of all matters subject to a shareholder’s vote, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is presented by a duly authorized representative), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one vote for every share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board or upon a requisition of shareholders holding at the date of deposit of the requisition not less one-tenth of such of the paid-up share capital of our Company that carries the right to vote at a general meeting, forthwith proceed to convene an extraordinary general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as making changes to our Fourth Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form prescribed by the NASDAQ Stock Market (the “Designated Stock Exchange”) or in or any other form approved by our Board. Our Board may, in its absolute discretion, decline to register any transfer of any Ordinary Shares only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement. If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal. The registration of transfers of shares or of any class of shares may, subject to compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Fourth Amended and Restated Memorandum and Articles of Association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

Issuance of Additional Shares. Our memorandum of association authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares. Our memorandum of association also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series to be issued;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the liquidation preferences.

Our Board may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws which applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to the companies incorporated in the State of Delaware.

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

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, inter alia, a declaration as to the solvency of each constituent company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Law subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

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

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to the dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be duly effected if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our Fourth Amended and Restated Memorandum and Articles of Association provides that anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may be done without a meeting by written resolution in accordance with such Third Amended and Restated Memorandum and Articles of Association. A written resolution is passed when it is signed by (or in the case of a shareholder that is a corporation, on behalf of) all the shareholders, or all the shareholders of the relevant class thereof, entitled to vote thereon, or in the case of an ordinary resolution, the requisite majority, and may be signed in as many counterparts as may be necessary.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our Fourth Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 10% of the share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, a shareholder may give notice to the Company of business proposed to be brought before an annual general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Law but our Fourth Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Fourth Amended and Restated Memorandum and Articles of Association, directors may be removed by way of a special resolution of our shareholders at any time before the expiration of his or her period of office.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our Fourth Amended and Restated Memorandum and Articles of Association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our Fourth Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Law, our Fourth Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Fourth Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Fourth Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”, “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”, or elsewhere in this Annual Report on Form 20-F.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to changes. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

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

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax rate of 25% on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”. Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

We do not believe that Powerbridge meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

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

Material U.S. Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder”. The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares”.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to changes or differing interpretations, possibly on a retroactive basis.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on our shares will be taxed at the lower long-term capital gains rate applicable to qualified dividend income (see “— Taxation on the Disposition of Ordinary Shares” below), provided that (1) our Ordinary Shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty”; (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. U.S. Holders should consult their own tax advisors regarding the tax treatment of any dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

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

Individual U.S. Holders may be required to report ownership of our Ordinary Shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if (1) the Ordinary Shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution”; or (2) the Ordinary Shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds US$50,000 during a taxable year. For avoidance of doubt, this reporting requirement should not apply to Ordinary Shares held in an account with a U.S. brokerage firm. Failure to comply with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply, and U.S. Holders of our Ordinary Shares are advised to consult with their own tax advisors concerning all such reporting requirements.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company”.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.3% in fiscal year 2019, appreciated by 6.3% in fiscal year 2020 and further appreciated by 2.3% in fiscal year 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 increased 2.6% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

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

For the period from January 1, 2021 to December 31, 2021, we applied the net proceeds in an approximate amount of US$12.7 million for general and administration expense, marketing, research and development, potential expansion of new business.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2021 were not effective at the reasonable assurance level due to the material weakness described below.

In connection with the audit of our financial statements for the years ended December 31, 2021, 2020 and 2019, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to providing trainings to staff, changing to a new and well-established accounting system, and continue to monitor the internal control over financial reporting. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information—D. Risk Factors— If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired”.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management made an annual assessment regarding our internal control over financial reporting. The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2022. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.

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

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Wei Jiang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: www.powerbridge.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Onestop Assurance PAC and B F Borgers CPA PC for the periods indicated:

	December 31, 2021	December 31, 2020
Audit Fees
- Onestop Assurance PAC	$171,000	$220,000
- B F Borgers CPA PC	-	150,000
All Other Fees		-
Total Fees	$171,000	$370,000

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e); (ii) the requirement that a majority of the Board must be independent as provided in Nasdaq Listing Rule 5615(b)(1); (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a); and (iv) the requirement to obtain shareholders’ approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure - As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards”.

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Powerbridge Technologies Co., Ltd., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Form of Underwriting Agreement(1)

3.1	Fourth Amended and Restated Memorandum and Articles of Association(5)

4.1	Specimen Ordinary Share Certificate(4)

4.2	Form of Underwriter Warrant(4)

5.1	Opinion of Conyers Dill & Pearman

10.1	2018 Stock Option Plan(14)

10.2	2018 Amended Stock Option Plan(15)

10.3	Form of Employment Agreement(2)

10.4	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017(2)

10.5	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016(2)

10.6	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017(2)

10.7	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016(2)

10.8	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016(2)

10.9	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016(2)

10.10	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016(2)

10.11	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015(2)

10.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017(2)

10.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016(2)

10.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015(2)

10.15	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014(2)

10.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018(2)

10.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018(2)

10.18	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018(2)

10.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018(2)

10.20	Employment Agreement between Powerbridge Technologies Co., Ltd. and Ban Lor dated as of August 18, 2018(2)

10.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018(2)

10.22	Unofficial English Translation of Technology Development Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Project Department of Guiyang Gaimao Railway Port Construction (Phase I project) of No.3 Engineering Company of China Railway No.8 Engineering Group Co., Ltd. dated as of September 1, 2019(6)

10.23	Unofficial English Translation of Sales Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Wuhan Borui Int Technology Co., LTD. dated as of June 28, 2019(6)

10.24	Form of Securities Purchase Agreement(7)

10.25	Form of Securities Purchase Agreement(8)

10.26	Form of Unsecured Convertible Promissory Note(8)

10.27	Unofficial English Translation of the Leasing Agreement dated September 25, 2020 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.(9)

10.28	Unofficial English Translation of the Supplemental Agreement to Leasing Agreement dated November 20, 2020 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.(10)

10.29	Sales Agreement, dated February 23, 2021, by and between Powerbridge Technologies Co., Ltd. and A.G.P./Alliance Global Partners(11)

10.30	Securities Purchase Agreement by and between Powerbridge Technologies Co., Ltd. and Uptown Capital, LLC dated as of January 8, 2021(12)

10.31	Convertible Promissory Note dated January 8, 2021(12)

10.32	Securities Purchase Agreement dated April 9, 2021 by and between the Company and the Investor(13)

10.33	Form of Convertible Note(13)

10.34	Form of Warrant(13)

10.35	Unofficial English Translation of the Supplemental Agreement to the Leasing Agreement dated March 30, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.36	Unofficial English Translation of the Void Confirmation for the Supplemental Agreement by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.37	Unofficial English Translation of the Second Supplemental Agreement to the Leasing Agreement dated May 12, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

10.38	Unofficial English Translation of the Third Supplemental Agreement to the Leasing Agreement dated May 16, 2021 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Conduct and Ethics(2)

15.1*	Consent of Audit Onestop Assurance PAC

21.1*	List of Subsidiaries of the Registrant

24.1*	Power of Attorney (included on signature page)(1)

99.1	Charter of the Audit Committee(2)

99.2	Charter of the Compensation Committee(2)

99.3	Charter of the Nominating and Corporate Governance Committee(2)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

(2)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

(3)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

(4)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

(5)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 6, 2020.

(6)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 20-F filed with the Securities and Exchange Commission on June 24, 2020.

(7)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on August 28, 2020.

(8)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on September 8, 2020.

(9)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

(10)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 25, 2020.

(11)	Previously filed; incorporated by reference to Exhibit 1.01 of the Company’s Registration Statement on Form F-3 filed with the SEC on February 23, 2021.

(12)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on February 23, 2021.

(13)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on April 9, 2021.

(14)	Previously filed, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-229128) filed with the Commission on March 21, 2019.

(15)	Previously filed, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on July 2, 2020.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Co-Chief Executive Officer

Dated:	May 12, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Powerbridge Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Powerbridge Technologies Co., Ltd. (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

May 12, 2022

PCAOB Id#: 6732

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$6,960,996	$8,389,704
Restricted cash	95,252	-
Accounts receivable, net	24,217,737	14,314,985
Due from related parties	1,496,093	652,873
Loans to third parties	3,816,618	5,365,517
Contract costs	-	4,041,585
Prepayments, deposits and other current assets, net	2,035,412	1,999,281
Total Current Assets	38,622,108	34,763,945

Property and equipment, net	10,262,418	7,184,101
Prepayments, deposits and other assets, net	381,656	385,607
Loan receivable – long term	64,951,511	63,434,483
Deferred tax assets	601,271	415,131
Total Assets	$114,818,964	$106,183,267

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$4,393,811	$4,597,701
Accounts payable	20,364,911	24,282,921
Accounts payable-Related party	734,263	-
Convertible loans	2,251,832	-
Customer deposits	575,303	573,243
Deferred revenue	1,344,637	1,095,279
Loan from third party	470,765	-
Accrued expenses and other current liabilities	835,314	2,170,651
Due to related party	218,862	71,020
Taxes payable	730,924	698,935
Total Current Liabilities	31,920,622	33,489,750
Total Liabilities	31,920,622	33,489,750
COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares, 0.00166667 par value; 300,000,000 shares authorized; 56,794,773 and 45,777,318 shares issued and outstanding as of December 31, 2021 and December 31, 2020	94,660	76,296
Additional Paid-in Capital	117,937,928	100,149,397
Accumulated deficit	(37,575,834)	(28,234,492)
Accumulated other comprehensive (loss) income	2,698,884	814,343
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	83,155,638	72,805,544
Non-controlling interest	(257,296)	(112,027)
Total Equity	82,898,342	72,693,517
Total Liabilities and Equity	$114,818,964	$106,183,267

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended
	December 31,
	2021	2020	2019
REVENUES:
Application development services	$20,323,422	$21,985,214	$15,720,676
Consulting and technical support services	4,555,352	3,797,354	3,307,662
Subscription services	936,913	881,443	1,066,720
Trading revenue	6,277,141	-	-
Total revenues	32,092,828	26,664,011	20,095,058

COST OF REVENUES
Cost of application development services	12,785,491	15,320,446	12,553,556
Cost of consulting and technical support services	2,198,310	1,803,239	1,339,133
Cost of subscription services	156,113	147,631	137,658
Cost of trading revenue	6,237,601	-	-
Total cost of revenues	21,377,515	17,271,316	14,030,347

GROSS PROFIT	10,715,313	9,392,695	6,064,711

OPERATING EXPENSES
Sales and marketing	2,775,526	2,675,028	3,562,425
General and administrative	6,004,186	5,559,426	5,945,576
Provision for doubtful accounts	1,100,606	191,148	3,293,600
Research and development	2,611,742	2,780,944	2,163,658
Share based compensation	6,335,246	1,473,976	2,351,890
Total operating expenses	18,827,306	12,680,522	17,317,149

OPERATING LOSS	(8,111,993)	(3,287,827)	(11,252,438)

OTHER (EXPENSE) INCOME
Other (expense) income	(36,881)	106,026	252,109
Gain from disposition of a subsidiary	714	-	-
Change in fair value of convertible debt	(1,508,229)	(15,258,333)	-
Total other (expense) income	(1,544,396)	(15,152,307)	252,109

LOSS BEFORE INCOME TAXES	(9,656,389)	(18,440,134)	(11,000,329)

INCOME TAX BENEFITS	(173,941)	(80,532)	(213,347)

NET LOSS	(9,482,448)	(18,359,602)	(10,786,982)

Less: loss attributable to non-controlling interests	(141,106)	(105,945)	(145)
NET LOSS ATTRIBUTABLE TO POWERBRIDGE	(9,341,342)	(18,253,657)	(10,786,837)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	1,880,131	809,672	(101,857)
COMPREHENSIVE LOSS	(7,602,317)	(17,549,930)	(10,888,839)
Less: comprehensive loss attributable to non-controlling interest	(145,516)	(112,103)	(144)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POWERBRIDGE	$(7,456,801)	$(17,437,827)	$(10,888,695)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	49,264,375	16,150,065	8,388,481
LOSS PER SHARE
Basic and diluted	$(0.19)	$(1.13)	$(1.29)

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Share subscription receivable	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Non-controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance, December 31, 2018	6,905,248	$11,509	$(11,509)	$5,519,507	$806,002	$-	$100,371	$6,425,880
Issuance of shares – initial public offering, net of issuance costs	2,012,500	3,354	11,509	8,007,124	-	-	-	8,021,987
Capital contribution by non-controlling shareholder	-	-	-	-	-	129	-	129
Restricted shares issued for services	50,000	83	-	18,347	-	-	-	18,430
Options granted for services	-	-	-	2,333,460	-	-	-	2,333,460
Net loss for the year	-	-	-	-	(10,786,837)	(145)	-	(10,786,982)
Foreign currency translation adjustment	-	-	-	-	-	1	(101,858)	(101,857)
Balance, December 31, 2019	8,967,748	$14,946	$-	$15,878,438	$(9,980,835)	$(15)	$(1,487)	$5,911,047
Issuance of shares for private placement	8,800,000	14,667		17,585,333	-	-	-	17,600,000
Conversion of convertible note	27,777,776	46,297	-	65,212,036	-	-	-	65,258,333
Restricted shares issued for services	231,794	386	-	486,961	-	-	-	487,347
Options granted	-	-	-	986,629	-	-	-	986,629
Capital contribution by non-controlling shareholder	-	-	-	-	-	91	-	91
Net loss for the year	-	-	-	-	(18,253,657)	(105,945)	-	(18,359,602)
Foreign currency translation adjustment	-	-	-	-	-	(6,158)	815,830	809,672
Balance, December 31, 2020	45,777,318	$76,296	$-	$100,149,397	$(28,234,492)	$(112,027)	$814,343	$72,693,517
Issuance shares at the market offering	1,626,327	2,711	-	5,125,766	-	-	-	5,128,477
Conversion of convertible loans	4,731,028	7,886	-	6,335,286	-	-	-	6,343,172
Issuance of shares issued for services	621,182	1,035	-	460,645	-	-	-	461,680
Options granted	-	-	-	5,873,566	-	-	-	5,873,566
Issuance of shares issued for options exercised	23,954	40	-	(40)		-	-	-
Issuance of reserve shares	4,014,964	6,692	-	(6,692)	-	-	-	-
Capital contribution by non-controlling shareholder	-	-	-	-	-	247	-	247
Net loss for the year	-	-	-	-	(9,341,342)	(141,106)	-	(9,482,448)
Foreign currency translation adjustment	-	-	-	-	-	(4,410)	1,884,541	1,880,131
Balance, December 31, 2021	56,794,773	$94,660	$-	$117,937,928	$(37,575,834)	$(257,296)	$2,698,884	$82,898,342

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(9,482,448)	$(18,359,602)	$(10,786,982)
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation and amortization	2,016,719	1,451,572	952,204
Provision for doubtful accounts	1,100,606	191,148	3,293,600
Share based compensation	6,335,246	1,473,976	2,351,890
Loss from disposal of property and equipment	4,661	1,548	18,916
Deferred tax benefit	(174,076)	(80,641)	(224,511)
Change in fair value of convertible debt	1,508,229	15,258,333	-
Accrued interest of convertible debt	226,775	-	-
Gain from disposition of a subsidiary	(714)	-	-
Changes in assets and liabilities:
Notes receivable		217,259	91,197
Accounts receivable	(10,459,509)	(2,004,618)	714,690
Contract costs	4,088,073	(795,174)	(3,022,727)
Prepayments, deposits and other assets	(70,480)	(1,196,470)	616,243
Accounts payable	(4,444,198)	3,010,706	3,772,182
Accounts payable-related party	725,362	-	-
Bills payable	-	-	(465,598)
Accrued expenses and other current liabilities	(1,359,673)	860,110	395,781
Prepaid expense – related parties	-	813,038	(812,579)
Taxes payable	15,089	(216,624)	13,160
Deferred revenue	220,459	158,474	(312,305)
Customer deposits	(11,507)	268,706	144,245
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(9,761,386)	1,051,741	(3,260,594)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to third parties	1,653,246	(64,281,291)	(692,230)
Purchases of property and equipment	(4,894,563)	(1,623,312)	(2,901,891)
Proceeds from disposal of property and equipment	1,907	70	-
NET CASH USED IN INVESTING ACTIVITIES	(3,239,410)	(65,904,533)	(3,594,121)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	4,340,547	6,517,739	1,592,300
Repayments of bank loans	(4,650,586)	(3,765,757)	(1,519,955)
Proceeds from Initial Public Offering	-	-	10,062,500
Payment of Initial Public Offering costs	-	-	(2,040,513)
Proceeds from private placement	5,128,477	17,600,000	-
Proceeds from issuance of convertible note	6,860,000	50,000,000	-
Payments to related parties	(681,473)	(308,284)	(370,000)
Proceeds from related parties	-	-	159,944
Loan from third party	465,059	-	-
Capital contribution by non-controlling shareholder	247	91	129
NET CASH PROVIDE BY FINANCING ACTIVITIES	11,462,271	70,043,789	7,884,405

EFFECT OF EXCHANGE RATE CHANGES	205,069	(2,745,717)	(103,426)

(DECREASE) NET INCREASE IN CASH AND RESTRICTED CASH	(1,333,456)	2,445,280	926,264

CASH AND RESTRICTED CASH - beginning of year	8,389,704	5,944,424	5,018,160

CASH AND RESTRICTED CASH - end of year	$7,056,248	$8,389,704	$5,944,424

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$211,197	$203,289	$123,278
Income taxes	$3,836	$15,706	$107,074

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Reclassification of deferred offering costs to additional paid in capital	$-	$-	$400,640
Warrants issued to placement agents in connection with the Company’s Initial Public Offering	$-	$-	$356,200
Conversion of convertible loans	$6,343,172	$-	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$6,960,996	$8,389,704	$5,772,055
Restricted cash	95,252	-	172,369
Total cash and restricted cash	$7,056,248	$8,389,704	$5,944,424

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

Initial Public Offering

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters' over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO were $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting production, creating supply chain and market disruption. Substantially most of our revenues and our workforce are concentrated in China. Consequently, the Company has experienced delayed customer payments and rescheduled customer orders. Since the COVID-19 pandemic has been gradually contained in China, our revenue and gross margin for the year ended December 31, 2020 and 2021 has not been adversely affected. However, any potential impact to the Company’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond the Company’s control.

Reorganization

A reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiaries, Powerbridge Technologies Co., Limited (“Powerbridge HK”), a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Zhuhai Powerbridge Technology Co., Ltd. (“Powerbridge Zhuhai”) to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, the Company issued 11,508,747 shares of the Company with par value 0.001 per share to the former shareholders of Powerbridge Zhuhai. On February 10, 2019, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 300,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding immediately after the reverse stock split. The Company has retroactively adjusted all shares and per share data for all the periods presented.

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

POWERBRIDGE TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (continued)

Reorganization - continued

Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

For the year ended December 31, 2021, the details of the Company's principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Technologies Co., Ltd. (“Powerbridge HK”)	100% by Powerbridge	July 27, 2018	Hong Kong, PRC	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by Powerbridge	July 28, 2020	Hong Kong, PRC	Investment holding
Powercrypto Holding Pte. Ltd. (“Powercrypto”)	100% by Powerbridge	October 1, 2021	Singapore	Management consultancy services
Powerbridge Technologies Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Shenzhen Hongding Interconnect Technology Co., Ltd.	100% by Hongding	October 21, 2020	the PRC	software application and technology services
Shantou Hongrui Information Technology Co., Ltd. (“Shantou Hongrui) *	38% by Powerbridge Zhuhai	On August 19, 2019	the PRC	software application and technology services
Ningbo Powerbridge Pet Product Cross-border E-Commerce Service Co., Ltd. (“Ningbo Powerbridge”) (1)	60% by Powerbridge Zhuhai	September 29, 2019	the PRC	E-commerce
Shenzhen Honghao Internet Technology Co., Ltd (“Honghao”)	100% by Hongding	July 28, 2020	the PRC	software application and technology services
Wuhan Honggang Technology Co., Ltd (“Honggang”)	60% by Powerbridge Zhuhai	June 21, 2019	the PRC	software application and technology services
Chongqing Powerbridge Zhixin Technology Co., Ltd* (“Zhixin”)	45% by Powerbridge Zhuhai	September 2, 2019	the PRC	software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Hunan Xinfei Digital Technology Co., Ltd. (“Hunan Xinfei”)	51% by Powerbridge Zhuhai	August 2, 2021	the PRC	software application and technology services
Zhanjiang Hongqin Technology Co., Ltd. (“Zhanjiang Hongqin”)	51% by Powerbridge Zhuhai	July 7, 2021	the PRC	software application and technology services
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”) (2)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services

(1)	Certain third-party shareholders of Shantou Hongrui and Zhixin signed consents with the Company for the year ended December 31, 2021, which stated that the Company has the power and control to direct the activities that most significantly impact Shantou Hongrui and Zhixin and they unconditionally vote by consensus with the Company in all the board decisions. As such, the Company consolidates the financial results of Shantou Hongrui and Zhixin based on the voting power. On January 5, 2022, the Board approved to sell the Company’s 38% ownership interest in Shantou Hongrui to other shareholders for a price of $0.

(2)	On July 5, 2021, the Board approved to the sale of the Company’s 60% ownership interest to a third party of Ningbo Powerbridge for a cash consideration of $894. Management determined that this disposition did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. The ongoing COVID-19 pandemic has resulted in a reduction in economic activity by adversely affecting production, creating supply chain and market disruption. Substantially most of our revenues and our workforce are concentrated in China. Consequently, the Company has experienced delayed customer payments and rescheduled customer orders. Since the COVID-19 pandemic has been gradually contained in China, our revenue and gross margin for the year ended December 31, 2021 has not been adversely affected. However, any potential impact to the Company’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond the Company’s control.

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

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Liquidity

For the year ended December 31, 2021, the Company had working capital of approximately $6.7 million and incurred a net loss of approximately $9.5 million. For fiscal 2021, the Company had negative operation cash flow of approximately $9.8 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2021, the Company had cash of approximately $7.0 million. On August 7, 2021, the Company entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA on April 9, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, YA agreed to purchase convertible notes (the “Notes”) in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares par value $0.00166667 per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares (the “Offering”), for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021. Pursuant to the Closing Statement, the Company and YA agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; (iii) the number of ordinary shares to be issued pursuant to the Warrant shall be increased from 571,429 to 653,061; and (iv) promptly after the Securities and Exchange Commission (the “SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement (the “Registration Rights Agreement”), YA agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note. Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note. The closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021. The Company believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, valuation of convertible loans, loans to third parties, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

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

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020

Opening balance	$-	$-
Issuance of convertible loans	6,860,000	50,000,000
Loss on change in fair value of convertible loan	1,508,229	15,258,333
Accrued interest	226,775	-
Conversion of convertible loan	(6,343,172)	(65,258,333)
Total	$2,251,832	$-

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2021 and 2020, cash balances were $6,960,996 and $8,389,704, respectively.

Restricted cash

Restricted cash mainly represents security deposits as required by certain customers on the Company’s projects. The deposits in restricted bank accounts cannot be withdrawn until the Company completes the related projects. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements. As of December 31, 2021 and 2020, restricted cash consists of cash equivalents of $95,252 and $nil used as collateral to secure the Company’s projects. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions.

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

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 350-40, “Internal Use Software.” ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use in fiscal 2020. The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed in fiscal 2021.The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended December 31, 2021, 2020 and 2019, the Company recognized nil impairment for the long-lived assets.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the year ended December 31, 2021, 2020 and 2019 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions and (4) trading revenue.

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

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition - continued

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

The Company started trading business (sales of consumables) for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Revenue from trading business accounted less than 15% of the Company’s revenue for the year ended December 31, 2021.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiaries in PRC are subject to a 6% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services or products.

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to $nil and $4,041,585 as of December 31, 2021 and 2020, respectively. There were no contract acquisition costs as of December 31, 2021 and 2020.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2021 and 2020, the balance of customer deposits amounted to $575,303 and $573,243, respectively. As of December 31, 2021 and 2020, the balance of deferred revenue amounted to $1,344,637 and $1,095,279, respectively.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2021, 2020 and 2019, the advertising expense amounted to $279,979, $53,445 and 61,174, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021, 2020 and 2019. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2020 and 2019, since the company had a loss, basic and dilutive loss per share is the same. For the years ended December 31, 2018, there were nil potential dilutive ordinary shares.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2021 and 2020, the aggregate amount of cash and restricted cash of $ 6,971,124 and $8,365,573, respectively, were held at major financial institutions in PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB appreciated by 6.3% in fiscal year 2020 and further appreciated by 2.3% in fiscal year 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks - continued

(c)	Significant customers

For the year ended December 31, 2021, one customer accounted for 12.8% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 25.7% of the Company’s total revenues. For the year ended December 31, 2019, two customers accounted for 21.8% and 10.7% of the Company’s total revenues. As of December 31, 2021 and 2020, no customer accounted for more than 10% of the Company’s accounts receivable.

(d)	Significant suppliers

For the year ended December 31, 2021, one supplier accounted for 15.8% of the Company’s total purchases. For the year ended December 31, 2020, one supplier accounted for 21.3% of the Company’s total purchases. For the year ended December 31, 2019, one supplier accounted for 22.7% of the Company’s total purchases. As of December 31, 2021, no supplier accounted for more than 10.0% of the Company’s total accounts payable. As of December 31, 2020, one supplier accounted for 11.9% of the Company’s total accounts payable.

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

 POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2021	2020

Accounts receivable	$26,825,337	$15,896,127
Less: Allowance for doubtful accounts	(2,607,600)	(1,581,142)
Total accounts receivable, net	$24,217,737	$14,314,985

Unbilled accounts receivable included in accounts receivable above amounted to $13,067,528 and $7,526,282 as of December 31, 2021 and 2020, respectively. The unbilled accounts receivables as of December 31, 2021 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of May 7, 2022, approximately $5.3 million (or 19.6%) of total accounts receivable as of December 31, 2021 was collected. It represented 31.4% of billed accounts receivable balance and 7.3% of unbilled accounts receivable balance as of December 31, 2021 were subsequently collected, respectively.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2021	2020	2019

Beginning balance	$1,581,142	$1,669,658	$392,533
Provision (reverse) for doubtful accounts	1,011,760	-	3,276,200
Recovery	-	(189,286)	-
Written-off	(34,879)	-	(1,984,244)
Foreign currency translation adjustments	49,577	100,770	(14,831)
Ending balance	$2,607,600	$1,581,142	$1,669,658

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2021	2020

Security deposits (1)	$381,813	$385,607
Advances to suppliers	1,483,084	1,508,022
Advances to employees	317,725	215,735
Prepaid expense	360,074	293,573
Others	188,216	288,464
	2,730,912	2,691,401
Less: Long term portion	(381,656)	(385,607)
Allowance for doubtful accounts	(313,844)	(306,513)
Prepayments, deposits and other assets – current portion	$2,035,412	$1,999,281

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2021	2020	2019

Beginning balance	$306,513	$31,139	$14,047
Provision(recovery) for doubtful accounts	88,846	258,280	17,400
Write off	(88,846)	-	-
Foreign currency translation adjustments	7,331	17,094	(308)
Ending balance	$313,844	$306,513	$31,139

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Loans to third parties

Loans to third parties consisted of the following:

	As of December 31,
	2021	2020

Unsecured loan receivable from third parties (1)	$300,000	$704,981
Guaranteed loan receivable from media business (2)	68,468,129	68,095,019
	68,768,129	68,800,000
Less: Long term portion	(64,951,511)	(63,434,483)
Prepayments, deposits and other assets – current portion	$3,816,618	$5,365,517

(1)

As of December 31, 2020, the loan to third party amounted to $704,981 with annual interest rate approximately 8%, unsecured and within one year. The loan was collected upon maturity.

As of December 31,2021, the loan to third party amounted to $300,000 with annual interest approximately 4.85% upon maturity, unsecured and due on March 7,2022. The interest rate raised to 10% after March 7, 2021. As of this filing date, the Company has not received any repayment from this loan.

(2)	Pursuant to the agreement with Shenzhen Kezhi Technology Co., Ltd.(“Kezhi”) on September 25, 2020 and a series of amendments entered during the period from September 25, 2020 to May 16, 2021, the Company intends to expand to media business through Kezhi. The Company originally planned to acquire certain media business assets from Kezhi, however, due to uncertainties in COVID-19, the Company and Kezhi ultimately reached into a final agreement (“Final agreement”) on May 16, 2021. Pursuant to the Final agreement, the Company agreed to extend a working capital support loan to Kezhi in aggregated of $69,723,504 (RMB444,320,000) with expected annual returns over two years and coupon interest rate of 5%. The company collected $1,255,375 (RMB8,000,000) in fiscal year 2021. As of December 31, 2021, the outstanding balance was $68,468,129 (RMB436,320,000). The expected annual return is as follows:

Twelve months ending December 31,	Expected annual return schedule
2022	$3,516,618
2023	64,951,511
Total return payments	$68,468,129

The effective annual interest rate based on the expected annual return schedule was approximately 5%. The repayment of loan is guaranteed by a third-party company. As of December 31, 2021, based on the above repayment plan, the Company included $3,516,618 principal portion of the loan receivable in the current portion of loans to third parties and included $64,951,511 in the non-current portion of loans to third parties. The company collected $3,952,280 subsequently as of the date of this report.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,
	2021	2020

Computer equipment	$544,972	$494,803
Office equipment, fixtures and furniture	2,133,433	2,084,615
Capitalized development cost and software acquired	10,464,573	8,081,105
Automobiles	224,713	165,149
Construction in Progress	2,656,120	-
Subtotal	16,023,811	10,825,672
Less: accumulated depreciation and amortization	(5,761,393)	(3,641,571)
Total	$10,262,418	$7,184,101

Depreciation and amortization expense for the years ended December 31, 2021, 2020 and 2019 amounted to $324,367, $310,845 and $299,959, respectively. The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage. The amortization expense for the years ended December 31, 2021, 2020 and 2019 totaled $1,692,352, $1,140,727 and $652,245, respectively. In connection with the $1,569,218 short- term bank loan borrowed from Bank of Communication, the Company pledged its fixed assets of approximately $2.6 million as the collateral to secure the loan.

The Company’s subsidiary Zhuhai Powerbridge had a capital project to purchase and decorate new offices, The total budget is approximately $5.6 million (RMB35.9 million), As of December 31, 2021, the Company has made total payment of approximately $3.4 million in connection with the project. This project is expected to be completed in August 2022.

The estimated amortization of capitalized development cost is as follows:

Twelve months ending December 31,	Estimated amortization expense
2022	$1,806,523
2023	1,620,236
2024	1,320,961
2025	787,770
2026	279,705
Total	$5,815,195

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Related party balances and transactions

Related party transactions and balances

Name of Related Party	Relationship to the Company
Hengqin Baisheng Investment, GP	Company has significant influence over with this entity.
Guangzhou Powerbridge Blockchain Co., Ltd.	a non-controlling shareholder of Powerbridge Ningbo
Zongbo Jiang	legal representative of Guangzhou Hongqiao Blockchain Co., Ltd, which the Company has significant influence over with
Ban Lor	CEO
Stewart Lor	CFO
Hong Yu	shareholder of Zhixin
Ling Lor	wife of CEO and director of the Company
Hybridge Holding Limited	Shareholder of the Company
Guangodong Guangrui Network Technology Co., Ltd. (Guangdong Guangrui)	Company has significant influence over with this entity.

a	Due from related parties:

	As of December 31,
	2021	2020

Hengqin Baisheng Investment, GP (1)	$-	$622,222
Guangzhou Powerbridge Blockchain Co., Ltd. (2)	132,345	129,254
Zongbo Jiang (3)	-	30,651
Ling Lor (3)	8,661	-
Ban Lor (3)	706,148	-
Stewart Lor (3)	781,284	-
Subtotal	1,628,438	782,127
Less: allowance for doubtful accounts	(132,345)	(129,254)
Due from related parties, net	$1,496,093	$652,873

(1)	For the year ended December 31, 2019, the Company incurred consulting fee prepayment $685,167 to Hengqin Baisheng Investment, GP, which was a non-controlling shareholder of Powerbridge Ningbo. The balance of $622,222 as of December 31, 2020 was reclassified to due from related party in 2020. Hengqin Baisheng Investment, GP was no longer a related party along with the disposal of Ningbo Hongqiao on July 5, 2021.

(2)	The Company had consulting fee prepayment of $121,144 to Guangzhou Powerbridge Blockchain Co., Ltd. as of December 31, 2019, which the Company has significant influence over with. In 2020, both parties negotiated to terminate the consulting service. The balance of $129,254 as of December 31, 2020 was reclassified to due from related party and fully allowanced in 2020.

(3)	From time to time, the Company advances funds to senior management for business purpose.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Related party balances and transactions (continued)

b	Due to related party:

	As of December 31,
	2021	2020

Hong Yu (1)	$108,990	$62,165
Ling Lor (1)	-	8,855
Hybridge Holding Limited (1)	109,872	-
Subtotal	$218,862	$71,020

(1) The above balances represent unpaid loan and expenses to these related parties.

c	Accounts payable-related party

	As of December 31,
	2021	2020

Guangzhou Guangrui	$734,263	$-
Subtotal	$734,263	$-

d	Purchase from related parties

	For the year ended
	2021	2020

Guangzhou Guangrui	$725,362	$
Subtotal	$725,362		$-

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2021	December 31, 2020

Loan from Bank of Communication	$1,569,218	$1,532,567
Loan from Bank of China	470,765	766,284
Loan from Guangfa Bank	2,353,828	2,298,850
	$4,393,811	$4,597,701

On November 5, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,532,567 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party. The loan was fully repaid upon maturity.

On November 4, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $880,239 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party.

On November 11, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $688,979 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was unsecured and guaranteed by a third party.

On March 4, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $459,770 for a term of one year and at a fixed annual interest rate of 4.55%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On December 14, 2020, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $306,514 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On March 9, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $470,765 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity subsequently.

On January 2, 2020, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,298,850 for a term of one year and at a fixed annual interest rate of 4.6%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity.

On March 10, 2021, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,353,828 for a term of one year and at a fixed annual interest rate of 5.3%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity subsequently.

For the years ended December 31, 2021, 2020 and 2019, interest expense was $211,197, $203,289 and $123,278, respectively, with the weighted average interest rate of 5.0%, 4.7% and 4.9%, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible Note

On January 8, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Uptown Capital, LLC, a Utah limited liability company (the “Uptown”), pursuant to which the Company issued the Investor an unsecured promissory note on January 8, 2021 in the original principal amount of $1,650,000 (the “Note”), convertible into ordinary shares, par value $0.00166667 per share, of the Company, for $1,500,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on January 8, 2021. The Note bears interest at a rate of 9% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $150,000 along with $20,000 for Uptown’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment.

On April 9, 2021, the Company entered into certain securities purchase agreement with YA II PN, LTD. (“YA”), pursuant to which the Investor purchases convertible notes (the “Notes”) in the principal amount of US$7,000,000, which shall be convertible into the Company’s ordinary shares par value $0.00166667 per share, and a warrant to purchase 571,429 ordinary shares, for gross proceeds of approximately US$6,790,000. The Notes have a conversion price of the lower of (i) US$3.675 per ordinary shares (the “Fixed Conversion Price”), or (ii) 90% of the lowest daily VWAP (Volume-Weighted Average Price) during the 10 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the floor price of US$1.50 per ordinary share. The principal will become due and payable 12 months from the date of closing (the “Maturity Date”) and bears an annual interest rate of 6% unless earlier converted or redeemed by the Company. At any time before the Maturity Date, YA may convert the Notes at its option into ordinary shares at the conversion price.

On August 7, 2021, the Company entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA on April 9, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, YA agreed to purchase convertible notes (the “Notes”) in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares par value $0.00166667 per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares (the “Offering”), for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021. Pursuant to the Closing Statement, the Company and YA agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; (iii) the number of ordinary shares to be issued pursuant to the Warrant shall be increased from 571,429 to 653,061; and (iv) promptly after the Securities and Exchange Commission (the “SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement (the “Registration Rights Agreement”), YA agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note. Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note.

The first closing consists of offer and sale of a Note in the principal amount of $4,000,000. The first closing occurred on April 9, 2021.The second closing consists of offer and sale of a Note in principal amount of $2,000,000. The closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible Note (continued)

Conversion of convertible note

For the year ended December 31, 2021, Uptown delivered conversion notice for all convertible notes to the Company and the Company issued an aggregate of 1,676,437 restricted ordinary shares, par value $0.00166667 per share, of the Company, to Uptown. The fair value of the conversion note was assessed at $1,897,739 upon conversion based on the binomial model assessed by the independent valuation firm.

July 14, 2021-September 8, 2021
Risk-free interest rate	0.05-0.06%
Expected life	0.33-0.49 year
Discount rate	9.49-9.68%
Expected volatility	76.02-82.60%
Expected dividend yield	0%
Fair value	$1,897,739

For the year ended December 31, 2021, YA delivered conversion notice for convertible notes in an aggregate of principle of $4,000,000 to the Company and the Company issued an aggregate of 3,054,591 restricted ordinary shares, par value $0.00166667 per share, of the Company, to YA. The fair value of the conversion note was assessed at $4,445,433 upon conversion based on the binomial model assessed by the independent valuation firm.

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

April 9, 2021-August 13, 2021
Risk-free interest rate	0.05-0.07%
Expected life	0.65-0.99 year
Discount rate	9.49-9.80%
Expected volatility	78.01-95.06%
Expected dividend yield	0%
Fair value	$4,445,433

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

For the year ended December 31, 2021 and 2020, the Company recognized a loss of change in fair value of convertible loan of $1,508,229 and $15,258,333, respectively. Interest expense recognized for these convertible loans for the year ended December 31, 2021 and 2020 were $226,775 and $nil, respectively.

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

The impact of the preferred tax treatment noted above decreased income taxes by $89,850, $25,735 and $595,556 for the fiscal year 2021, 2020 and 2019, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was nil, nil and $0.07 for the years ended December 31, 2021, 2020 and 2019, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2021	2020	2019

Current	$135	$109	$11,164
Deferred	(174,076)	(80,641)	(224,511)
Total income tax (benefits) expenses	$(173,941)	$(80,532)	$(213,347)

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

(a)	Income tax - continued

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2021	2020	2019

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	(25.8)%	(25.0)%	(16.9)%
R&D credits	3.0%	1.7%	(3.4)%
Change in valuation allowance and others	(0.4)%	(1.3)%	(2.8)%
Effective tax rate	1.8%	0.4%	1.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2021	2020

Deferred tax assets:
Provision for doubtful accounts	$455,343	$302,536
Depreciation and amortization	145,928	112,595
Net operating loss carryforward	738,187	517,537
Valuation allowance	(738,187)	(517,537)
Total deferred tax assets	$601,271	$415,131

As of December 31, 2021, the Company has approximately $4.6 million net operating loss (“NOL”) carryforwards with expirations by 2026. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $738,187 and $517,537 valuation allowance against the deferred tax assets that the Company does not expect to realize at December 31, 2021 and 2020, respectively.

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

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

(c)	Tax payable

Taxes payable consists of the following:

	As of December 31,
	2021	2020

Income taxes payable	$594,026	$565,506
VAT and other tax payable	136,898	133,429
Totals	$730,924	$698,935

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2020. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021.

Note 11 — Equity

Ordinary Shares

Powerbridge was established under the laws of Cayman Islands on July 27, 2018. The original authorized number of Ordinary Shares was 500,000,000 shares with a par value of $0.0001 per share. On August 18, 2018, in order to optimize the Company’s share capital structure, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 10-1. After the reverse stock split, the Company’s authorized number of Ordinary Shares became 50,000,000 shares with par value of $0.001 per share and 11,508,747 shares were issued on August 27, 2018 at par value to the original shareholders of Powerbridge Zhuhai, the equivalent to share capital of $11,509. On February 10, 2019, the board of directors further approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 300,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding immediately after the reserve stock split. The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

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

The Company had 56,794,773 and 45,777,318 ordinary shares issued and outstanding as of December 31, 2021 and 2020, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

Ordinary Shares - continued

●	IPO

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters' over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO were $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

●	Public Offering Warrants

In connection with the IPO on April 4, 2019, the Company issued warrants totaling 122,500 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $5.50 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. No warrants were exercised for the year ended December 31, 2020 and 2019. As of December 31, 2021 and 2020, the total number of warrants outstanding was 122,500 with weighted average remaining life of 2.24 years and 3.25 years, respectively. No warrants were exercised as of December 31, 2021 and 2020. The fair value of this Public Offering Warrants was $356,200, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $5.00, risk free rate of 2.2%; expected term of 5 years; exercise price of the warrants of $5.5, volatility of 71.9%; and expected future dividends of nil.

●	Ordinary shares issued for consulting services

On September 30, 2019, the Company entered into a marketing development service agreement with an external consultant for service term of three years and agreed to 50,000 restricted shares as compensation. On November 28, 2019, the Company entered into a marketing development service agreement with another external consultants for service term of three years and agreed to 57,540 restricted shares as compensation. The aggregated fair value of those restricted shares was assessed at $335,469 based on the stock price of contract dates. For the year ended December 31, 2019, the Company recorded a consulting fee expense of $18,430 included in the share-based compensation expense. As of December 31, 2019, there were unrecognized share-based compensation expense related to the restricted shares issued for consulting services amounted to $317,039. As of December 31, 2019, the Company issued 50,000 restricted shares and issued the remaining 57,450 restricted shares in January 2020. For the year ended December 31, 2019, the aggregated of 107,540 restricted shares was included in the calculation of basic earning per shares in accordance with ASC 260-10-45-13.

On March 15, 2020, the Company signed a consulting agreement with an independent marketing professional with term of one year. Pursuant to the agreement, the Company agreed to pay total of 150,000 ordinary shares as compensation for the services after signing of the agreement. The Company issued 150,000 restricted ordinary shares on April 14, 2020. The fair value of those shares was assessed at approximately $332,100 based on the stock price of contract date. On July 30, 2020, the Company issued 24,254 ordinary shares as compensation to an advisory firm for the related investor relations advisory service during the period ended from January 2020 to July 2020. The fair value of those shares was assessed at approximately $65,001 based on the stock price of contract date. On September 26, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 100,000 ordinary shares as compensation for new business segment strategic positioning and planning services. The Company has issued the above 100,000 shares as of December 31, 2021. On August 17, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 10,000 ordinary shares as compensation for services. The Company has not issued the above 10,000 shares as of December 31, 2021. On October 19, 2021, the Company issued 21,182 ordinary shares as compensation to an advisory firm for the related investor relations advisory service.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

For the year ended December 31, 2021 and 2020, the Company recorded a consulting fee expense of $461,680 and $487,347 included in the share-based compensation expense. As of December 31, 2021 and 2020, there were unrecognized share-based compensation expense related to the restricted shares issued for consulting services amounted to $689,807 and $490,094. As of December 31, 2021, the aggregated of 10,000 shares legally issuable to the two third party consultants were included in the calculation of basic earning per shares in accordance with ASC 260-10-45-13.

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

On May 26, 2021, the Board approved to issue 7,604,964 stock options to its employees under 2018 stock option plan with exercise price of $1.22 per share. 4,014,964 of these stock options were fully vested upon grant; 3,590,000 of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. For the year ended December 31, 2021, assumptions used to estimate the fair value of stock options on the grant dates are as follows:

Options granted in May 2021
Risk-free interest rate	0.81%
Expected life of the options	5 years
Expected volatility	96.0%
Expected dividend yield	-%
Fair value	$7,232,526

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

2018 Stock option plan

A summary of activities of the stock options for the years ended December 31, 2020 and 2021 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of January 1, 2019	-	-	-	-
Granted	1,350,500	4.72	-	-
Expired, forfeited or cancelled	-	-	-	-
Outstanding as of December 31, 2019	1,350,500	4.72	5.37	-
Granted	-	-	-	-
Expired, forfeited or cancelled	-	-	-	-
Outstanding as of December 31, 2020	1,350,500	4.72	4.37	-
Granted	7,604,964	1.22	4.40
Exercised	(58,110)
Outstanding as of December 31, 2021	8,897,354	1.74	4.23	-
Exercisable as of December 31, 2021	5,034,334	1.93	4.21	-

For the year ended December 31, 2021 and 2020, total share-based compensation expenses recognized for the share options granted were $5,873,566 and $986,629, respectively. As of December 31, 2021 and 2020, there were $2,415,370 and $1,056,410 unrecognized share-based compensation expenses related to the share options granted, respectively.

2020 Private placement

On August 24, 2020, Company closed certain non-broker securities purchase agreements (the “SPAs”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 8,800,000 ordinary shares, $0.00166667 par value per share of the Company (“Share”), at a per share purchase price of $2.00 (the “Offering”). The net proceeds to the Company from such Offering were $17.6 million.

2020 Conversion of convertible loan

On November 16, 2020, the Company issued an aggregate of 27,777,776 restricted ordinary shares, par value $0.00166667 per share, of the Company, to the conversion note holders (Note 10). The fair value of the conversion note was assessed at $65,258,333 upon conversion based on the binomial model assessed by the independent valuation firm.

2021 Conversion of convertible loan

On August 13, 2021, The Company issued an aggregate of 3,054,591 restricted ordinary shares, par value $0.00166667 per share, of the Company, to YA (Note 10). The fair value of the conversion note was assessed at $4,445,433 upon conversion based on the binomial model assessed by the independent valuation firm.

 On September 8 2021, Uptown delivered conversion notice for all convertible notes in an aggregate of principle of $1,650,000. The Company issued an aggregate of 1,676,437 restricted ordinary shares, par value $0.00166667 per share, of the Company, to Uptown. (Note 10). The fair value of the conversion note was assessed at $1,897,739 upon conversion based on the binomial model assessed by the independent valuation firm.

Shares issued for reserve

On August 5, 2021, the Company issued 4,014,964 ordinary shares held in an escrow account as reserve solely for potential stock options. As of December 31, 2021, no shares were transferred to the holders.

2021 At the market(“ATM”) offering

On February 23, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, as sales agent and/or principal (the “Offering”) up to $30,000,000 of its ordinary shares, par value $0.00166667 per share (the “Shares”). Any Shares offered and sold in the Offering will be issued pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, and the sales agreement prospectus that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC, for an aggregate offering price of up to $200 million. For the year ended December 31, 2021, the Company sold 1,626,327 ordinary shares, par value $0.00166667 per share, through the ATM offering with net proceeds of $5,128,477.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

Additional paid-in capital

As of December 31, 2021 and 2020, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

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

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2021 and 2020, as a result, the statutory reserve balances were Nil as of December 31, 2021 and 2020.

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

Lease commitment

The Company has entered into non-cancellable operating lease agreements for several offices and dormitory spaces for its employees. The leases are expiring through 2024. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2021 are as follow:

Twelve months ending December 31,	Minimum lease payment
2022	$178,516
2023	32,313
2024	19,023
Total	$229,852

Rent expense for the years ended December 31, 2021, 2020 and 2019 were $307,497, $305,832 and $492,530, respectively.

Note 13 — Segment reporting

For the years ended December 31, 2021 and 2020, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended
	December 31,
	2021	2020	2019
REVENUES:
Application development services*	$20,323,422	$21,985,214	$15,720,676
Consulting and technical support services	4,555,352	3,797,354	3,307,662
Subscription services	936,913	881,443	1,066,720
Trading revenue	6,277,141	-	-
Total revenues	$32,092,828	$26,664,011	$20,095,058

*	For the year ended December 31, 2021 and 2020, certain application development service arrangements included sales of IT equipment. Such revenue of $14,472,010 and $6,299,982 was included in the application development service revenue for years ended December 31, 2021 and 2020, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Subsequent events

To explore metaverse business, the Company established two new subsidiaries in China. Zhuhai Hongsheng new technology Co., Ltd. was established in January 2022. Zhuhai Pangu Vision Digital Technology Co., Ltd. was established in February 2022.

On January 6, 2022, the Company entered into an equity transfer agreement (the “Agreement”) with the shareholder of SmartConn., Limited (“SmartConn”) pursuant to which the Company agrees to purchase 19.99% equity of SmartConn at 90% of the appraisal price. The consideration of the acquisition will be paid in the form of newly issued shares of the Company. Upon the consummation of the acquisition, the shareholder of SmartConn will hold 17,138,305 shares of the Company. The closing is subject to the customary closing conditions and terms as stipulated in the Agreement. SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain (including alliance chain and private chain), cryptocurrency DAPP development and cryptocurrency industry research. Powerbridge further uses its big data and blockchain technology to expand Powerbridge’s blockchain business by acquiring SmartConn.

On January 28, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,569,218 for a term of one year and at a fixed annual interest rate of 4.70%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.6 million fixed assets as the collateral to secure the loan.

On January 5, 2022, the Board approved to sell the Company’s 38% ownership interest in Shantou Hongrui to other shareholders for a price of $0.

From February 2022 to March 2022, YA delivered conversion notice for convertible notes in principle of $1,750,000. The Company issued an aggregate of 5,024,599 restricted ordinary shares, par value $0.00166667 per share, of the Company, to YA.

Stewart Lor ceased to act as CFO in April 2022. Yuxia Xu was appointed CFO and Chief Operating Officer, with effect from May 1, 2022.