Form 20-F/A
period 2021-12-31
Powerbridge Technologies Co., Ltd.
filed 2022-11-30
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of principal executive offices)

Stewart Lor, Chief Executive Officer

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on May 12, 2022 (the “Original Form 20-F”) of Powerbridge Technologies Co., Ltd. (the “Company”). This Form 20-F/A is being filed to disclose that the Company opts to take advantage of the exemption afforded to foreign private issuers in relation to the requirement of shareholder approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares pursuant to Nasdaq Listing Rule 5635(d).

The first paragraph of ITEM 16G. CORPORATE GOVERNANCE of the Original Form 20-F is replaced in its entirety with the following:

“As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e); (ii) the requirement that a majority of the Board must be independent as provided in Nasdaq Listing Rule 5615(b)(1); (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a); (iv) the requirement to obtain shareholders’ approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c) and (v) the requirement of shareholder approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares as provided in Nasdaq Listing Rule 5635(d). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.”

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Form 20-F/A pursuant to Rule 13a-14(a) of the Exchange Act.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer

Dated:	November 30, 2022