Form 20-F
period 2022-12-31
Powerbridge Technologies Co., Ltd.
filed 2023-04-28
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane

Hightech District, Zhuhai, Guangdong 519080, ChinaTel: +86-756-339-5666

(Address of principal executive offices)

Stewart Lor, Chief Executive Officer

Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane

Hightech District, Zhuhai, Guangdong 519080, ChinaTel: +86-756-339-5666

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

As of December 31, 2022, the issuer had 285,005,647 shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD” and “U.S. dollars” are to the legal currency of the United States.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	Depending on the context, the terms “we”, “us”, “our company”, “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, its subsidiaries and affiliated companies.

●	“Controlling Shareholders” refers to Stewart Lor.

●	Depending on the context, the terms “we”, “us”, “our company”, “our”, “Powerbridge” and “Powerbridge Cayman” refer to Powerbridge Technologies Co., Ltd., a Cayman Islands company, its subsidiaries and affiliated companies.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“Hongding Hong Kong” refers to Hongding Technology Co., Ltd., a Hong Kong company.

●	“Hongding Shenzhen” refers to Shenzhen Hongding Interconnect Technology Co., Ltd., a PRC company.

●	“IPO” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Holdings Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Powerbridge Technology Group Co., Ltd., a PRC company.

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

ii

●	“R&D” refers to research and development.

●	“Securities Exchange Commission”, “SEC”, “Commission” or similar terms refer to the Securities Exchange Commission

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Ordinary Shares, par value $0.00166667 per share.

●	“United States”, “U.S.” and “US” refer to the United States of America.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB6.8972 to USD1.00, the noon buying rate on December 31, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

●	Economic uncertainties or downturns could materially adversely affect our business.

●	The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

●	If we do not succeed in attracting new customers for our services and growing revenues from existing customers, we may not achieve our revenue growth goals.

●	We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

●	We face risks associated with having an extended selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

●	Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

●	We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

●	We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

●	A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Shares include, but are not limited to, the following:

●	Our Shares may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	Our issuance of new shares and convertible note had a dilutive effect on our existing shareholders and may adversely impact the market price of our Ordinary Shares.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Risks Related to Our Business and Industry

The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could continue to be adversely affected by the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Zhuhai, China with operation offices located in Wuhan, Changsha, Nanning and Hangzhou, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the local government imposed travel restrictions and quarantines order to help control the spread of COVID-19 in February 2020. During 2021, the situation in China appeared to be on a path of slow recovery from the impact and compared with 2020, the adverse impact of COVID-19 on our operations was alleviated. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position. During 2022, our business continued to be adversely impacted by the COVID-19 pandemic. Specifically, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities.

The Company primarily engages in providing software application and technology solutions and services to corporate and government customers primarily located in China. Our customers are corporate and government organizations engaged in global trade, including import and export companies, manufacturers and logistics providers engaged in international trade, as well as customs, ports, terminals, and other government agencies that oversee the flow of goods and services across borders. The global outbreak of COVID-19 has significantly and adversely impacted our business operations. During 2021 and 2022, restrictions on movement within China still took place as there were still intermittent regional outbreaks of COVID-19. Given that the COVID-19 had been developed into a higher level of infectivity and lower level of lethality, the intermittent outbreaks of COVID-19 in the surrounding areas still posed negative effect on our business activities and forced us to postpone intercity in-person business meetings. We might fail to stick with the original timelines of certain on-premise projects. We also experienced a slowdown in our regular business activities, as a result of remote working requirements and travel restrictions. Our business in 2023 will be dependent on future developments such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Any potential impact to the Company’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by governmental authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond the Company’s control. Given this uncertainty, we are currently neither able to affirm whether there will be positive or negative effect on our business under the changes in policies nor quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity, and results of operations.

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

General worldwide economic conditions may experience significant downturns and may be unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause customers to re-evaluate their decisions to subscribe to our platform, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times customers may tighten their budgets and face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

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

The number of our total employees decreased from 210 in December 2021 to 187 in December 2022. As of the date of this Annual Report, we have 177 full-time employees. We have four branches, of which are located in China (Changsha, Wuhan, Nanning, Hangzhou) and maintain offices in Changsha, Wuhan, Nanning and Hangzhou to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2022, one customer accounted for 31.8% of the Company’s total revenues. For the year ended December 31, 2021, one customer accounted for 12.8% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 25.7% of the Company’s total revenues.

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

The software application and technology service industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services, all of which could lead to reduced revenues and profitability.

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

Our business is affected by seasonal trends. In particular, our revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days during the first quarter of each year as a result of the Chinese New Year holiday period; and (ii) our customers in general tend to spend their technology and software budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2022 and 2021, our accounts receivable balance, net of allowance, amounted to approximately $14.8 million and $24.2 million, respectively. As of December 31, 2022 and 2021, no customer accounted for more than 10% of our accounts receivable. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. The COVID-19 pandemic created significant economic uncertainties and volatility in the credit and capital markets since December 2019. Many customers have delayed their payments to our Company, which caused the significant increase in the Company’s aged accounts receivable balance over one year and slow collection progress in 2022 and 2021. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experiences and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

We believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2022 fiscal year for the anticipated growth and the number of our total employees decreased from 219 in December 2021 to 187 in December 2022. We expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

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

We have pursued strategic alliances and intend to pursue strategic acquisition opportunities to increase our scale and geographical presence, expand our service offerings and capabilities and enhance our industry and technical expertise. While we believe the strategic plans that we implemented would enable us to better leverage synergies between our existing businesses and the newly expanded business, thus improved our overall business operations, those strategic plans may not be ultimately successful. For instance, we intend to expand our blockchain business by acquiring Smartconn Co., Limited, contribute expansion of Powerbridge’s operations in digital trade ecosystem by acquiring DTI Group Limited and develop our metaverse operation by acquiring AIedu. See “Item 4. Information on the Company—C. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects — Recent developments.” for further information on the acquisition transactions entered into by us.

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

Furthermore, many of our competitors are likely to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the acquisition targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. To the extent cash is located in the PRC, Hong Kong or Macau or within a PRC, Hong Kong or Macau domiciled entity and may need to be used outside of the PRC, Hong Kong or Macau, the funds may not be available due to limitations placed on us by the PRC government. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, transactional counterparties or other third parties, or concerns or rumours about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The U.S. Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we currently neither holds bank accounts in nor has banking relationship with the SVB, Signature Bank and Silvergate Capital Corp, there are factors that could adversely affect us, including, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favourable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Moreover, a partner or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any partner or supplier bankruptcy or insolvency, or the failure of any partner to make payments when due, or any breach or default by a partner or supplier, or the loss of any significant supplier relationships, may have a material adverse impact on our business.

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

As we plan to participate in retail and distribution of cryptocurrency mining machines, we’ve entered into certain customized servers purchase agreement. The demand of our cryptocurrency mining machines is affected by the market of cryptocurrency. Substantial increases in the supply of mining machines connected to the certain cryptocurrency network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of cryptocurrency mining activities, which would decrease the demand for and/or pricing of our products.

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners, which in turn affects the demand for our cryptocurrency mining machines. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. For example, the Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in May 2020. As a result, a strong growth in sales of our cryptocurrency mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and coupled with the decrease in cryptocurrency reward, resulting in downward pressure on the expected economic return of cryptocurrency mining and the demand for, and pricing of, our products, under the assumption that the price of cryptocurrency does not increase enough.

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in cryptocurrency which would decrease the demand for our cryptocurrency mining machines.

Cryptocurrency transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target cryptocurrency exchanges and transactions, to gain access to thousands of accounts and digital wallets where cryptocurrency are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and all cryptocurrency transactions are permanent because there is no third party or payment processor. Cryptocurrency has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of cryptocurrency and therefore affecting its demand and price. Also, the price and exchange of cryptocurrency may be affected due to fraud risk. While cryptocurrency uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrency. All of the above may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrency, which would negatively affect demand for our products.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on cryptocurrency mining or AI, but also new entrants that include well-established players in the semiconductor industry, or players who have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of cryptocurrency mining machines or AI products in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

Our Cryptocurrency mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.

As we rely on limited numbers of third-party foundry partners, we cannot guarantee that they will be able to meet our manufacturing requirements. The ability of our third-party foundry partners to provide us with foundry services is limited by their technology migration, available capacity, existing obligations and global semiconductor supply. In particular, we have experienced a global shortage in semiconductors beginning 2021, which may have adversely impacted the production activity and capacity of our third-party foundry partners. If these third-party foundry partners fail to succeed in their technology migration or secure enough semiconductors, they will not be able to deliver to us qualified products in a sufficient amount, which will significantly affect our technological advancement and shipment of cryptocurrency mining machines. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition.

In addition, we do not have a guaranteed level of production capacity from our third-party foundry partners. We do not have long-term contracts with them, and we source our supplies on a purchase order basis and prepay the purchase amount. As a result, we depend on our third-party foundry partners to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If our third-party foundry partners raise their prices or are unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment, or if our business relationships with them deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of our third-party foundry partners that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, our third-party foundry partners may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.

Other risks associated with our dependence on a few third-party foundry partners include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts.

Moreover, if any of our third-party foundry partners suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture our products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, we may encounter supply delays or disruptions.

Failure to maintain inventory levels of our cryptocurrency mining machines in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and write-down.

The average selling prices of our cryptocurrency mining may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.

The cryptocurrency mining industry is characterized by quick launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a gradual decrease in the average selling prices of products over time. There are no assurances that we will be able to pass on any decrease in average selling prices of our products to our suppliers. In the event that average selling prices of our products unusually or significantly decrease, and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

Shortages in, or increases in the prices of, the components of our cryptocurrency mining machines may adversely affect our business.

The components used for cryptocurrency mining machines include printed circuit board, other electronic components, fans and aluminum casings. The use of our Bitcoin mining machines also requires certain ancillary equipment and components such as controllers, power adaptors and connectors. The production of our current cryptocurrency mining machines depends on obtaining adequate supplies of these components on a timely basis and at competitive prices. We do not typically maintain large inventories of components, but rather we purchase them on a just-in-time basis to satisfy our quality standards and meet our volume requirements. Given the long lead times that may be required to manufacture, assemble and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously interrupt our operations, including the possibility of defective parts, an increase in component costs, delays in delivery schedules, and shortages of components. Furthermore, we may have to turn to less reputable suppliers if we cannot source adequate components from our regular supplier. Under such circumstances, the quality of the components may suffer and could cause performance issues in our cryptocurrency mining machines.

Shortages of components could result in reduced production or delays in production, as well as an increase in production costs, which may negatively affect our abilities to fulfill orders or make timely shipments to customers, as well as our customer relationships and profitability. Component shortages may also increase our costs of revenue because we may be required to pay higher prices for components in short supply, not being able to pass such costs to customers, and redesign or reconfigure products to accommodate substitute components.

Risks that may be encountered during the transportation of cryptocurrency mining machines

Physical damage during shipping: cryptocurrency mining machines are delicate pieces of equipment that can be easily damaged during shipping. Factors such as rough handling, temperature changes, and vibration can cause damage to the hardware.

Theft or loss during shipping: cryptocurrency mining machines are valuable and can be a target for theft during shipping. In some cases, they can also be misplaced or lost during the shipping process.

Improper packaging: cryptocurrency mining machines require specialized packaging to ensure their safety during shipping. Failure to properly package cryptocurrency mining machines can increase the risk of damage during transport.

Inadequate storage conditions: cryptocurrency mining machines require specific storage conditions, including temperature and humidity control, to maintain their performance and lifespan. Failure to store cryptocurrency mining machines under optimal conditions can lead to hardware failure and increased downtime.

Fire or water damage: Fire or water damage can be catastrophic to cryptocurrency mining machines and result in significant data loss. Proper fire suppression systems and measures to prevent water damage should be in place to minimize these risks.

Risks like cryptocurrency mining machines storage, overhaul, operation, and maintenance may occur:

Equipment failure: Machines that are not properly stored, overhauled, operated, or maintained can lead to equipment failure, which can be dangerous for operators and other individuals nearby.

Inadequate training: Operators and maintenance personnel who are not properly trained may not know how to properly operate, maintain, or overhaul machines, which can increase the risk of equipment failure or accidents.

Improper storage: Machines that are not stored properly, such as in a location that is too hot, cold, humid, or dusty, can be damaged or degraded over time, leading to equipment failure or decreased performance.

Poor maintenance: Failure to properly maintain machines, such as by not performing regular inspections, cleaning, lubrication, or repairs, can lead to equipment failure, decreased performance, or shortened machines lifespan.

Lack of safety protocols: Inadequate safety protocols, such as not using appropriate personal protective equipment or not following proper lockout/tagout procedures, can increase the risk of accidents and injuries during machine operation or maintenance.

Improper overhaul: Overhauling machines improperly, such as by not replacing worn or damaged parts or not properly reassembling the machines, can lead to equipment failure or decreased performance.

Aging machines: Machines that are not regularly replaced or updated can become outdated or obsolete, increasing the risk of failure or decreased performance.

Environmental factors: Exposure to environmental factors, such as extreme heat or cold, moisture, or corrosive substances, can damage our machines and lead to failure or decreased performance.

Inadequate inspections: Failure to perform regular inspections, such as non-destructive testing or visual inspections, can lead to failure or decreased performance.

Human error: Human error during equipment storage, overhaul, operation, or maintenance, such as misreading instructions, using incorrect tools or materials, or skipping steps in a procedure, can lead to failure or accidents.

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

Sales of a substantial number of shares of our ordinary shares in the public market, or the perception that these sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional ordinary shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated memorandum and articles of association authorize us to issue up to 300,000,000 ordinary shares.

In March 2021, we filed with the SEC prospectus to issue and sell, in an at-the-market (“ATM”) offering through A.G.P./Alliance Global Partners, ordinary shares having an aggregate offering price of up to $30 million.  From March 22, 2021 through May 14, 2021, we issued and sold 1,626,327 ordinary shares through the ATM offering for net proceeds of approximately $5.1 million, and we issued and sold 56,800 ordinary shares through the ATM offering for net proceeds of approximately $0.1 million in fiscal year 2022. The ATM offering was terminated by us on Feb 13, 2023. On February 22, 2022, an aggregate of 17,138,305 Ordinary Shares was issued upon the closing of the First SmartConn Acquisition. On April 20, 2022, Powerbridge Zhuhai entered into an equity purchase agreement with the Shenzhen Chenbao Information Service Co., Ltd. (“Chenbao”), pursuant to which the Company agrees to acquire 5% equity interests (the “Acquired Interests”) of the outstanding equity interests of Chenbao for an aggregate purchase price of US$2.35 million, which shall be paid as follows: (i) US$0.47 million in cash; and (ii) 5,756,481 shares of the Company. On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued Streeterville Capital, LLC an unsecured convertible promissory note on September 1, 2022 in the original principal amount of $8,640,000, convertible into ordinary shares, $0.00166667 par value per share, of the Company. On September 1, 2022, the Company entered into a share purchase agreement (the “White Lion Agreement”) with White Lion Capital LLC, a Nevada limited liability company, which provides that, upon the terms and subject to the conditions and limitations set forth therein, White Lion Capital is committed to purchase our ordinary shares, $0.00166667 par value per share, with an aggregate offering price of up to $15,000,000. On September 9, 2022, the Company entered into a Standby Equity Purchase Agreement (the “Standby Agreement”) with YA II PN, Ltd. Pursuant to the Standby Agreement, the Company will be able to issue and sell up to $30,000,000 of its ordinary shares, par value of US$ 0.00166667 per share, at the Company’s sole option, any time during the three-year period following the execution date of the Standby Agreement subject to certain limitations. On December 16, 2022, the Company entered into an equity transfer agreement (the “Second Boxinrui Acquisition”) with 14 shareholders of Boxinrui in which the Company agreed to purchase 20% of the equity interest of Boxinrui for the aggregated total consideration of RMB48,206,973, which shall be settled by 55,300,530 newly issued ordinary shares of the Company. On January 5, 2023, the Company entered into the Second SmartConn Acquisition share transfer agreement, the consideration of which will be paid in the form of 114,899,222 newly issued shares of the Company. We may issue more ordinary shares through the ATM offering in the future and, therefore, it may cause the market price of our ordinary shares to decline. See “Item 3. Key Information—D. Risk Factors— We may need additional capitals for our business and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.”, “Item 4. Information on the Company—C. History and Development of the Company.” and “Item 5. Operating and Financial Review and Prospects — Recent developments.”

Risks Related to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act (Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors (“Board”) than they would as shareholders of a U.S. public company.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2023. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents; and (2) a majority of our shareholders or a majority of our Directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Risks Related to Our Ordinary Shares

Our Ordinary Shares may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “PBTS.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. On November 7, 2022, the Company received a written notification from Nasdaq’s Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) (the “Deficiency”).

Under the Nasdaq Listing Rules, the Company had until May 8, 2023 to regain compliance, and may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this Deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

If the Company fails to regain compliance with the Price-based Requirements or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. There can be no assurance that our Shares will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list our Shares on other stock exchanges or find alternative trading venue for our Shares, the market liquidity and the price of our Shares and our ability to obtain financing for our operations could be materially and adversely affected.

Our issuance of new shares and convertible note had a dilutive effect on our existing shareholders and may adversely impact the market price of our Ordinary Shares.

We may from time to time issue additional Ordinary Shares or securities convertible into our Ordinary Shares, including in future financings that we may undertake. For example, on January 6, 2022, the Company entered into an equity transfer agreement with the shareholder of SmartConn Co., Limited (“SmartConn”), pursuant to which the Company agreed to purchase 19.99% equity of SmartConn at 90% of the appraisal price, which was settled by an aggregate of 17,138,305 newly issued Ordinary Shares. The transaction was closed on February 22, 2022.

Further, pursuant to an equity purchase agreement with the Shenzhen Chenbao Information Service Co., Ltd. (“Chenbao”) dated April 20, 2022, the Company agrees to purchase 5% equity interests of Chenbao for a consideration of RMB15,000,000 million, which was settled by the combination of cash of RMB3,000,000 and 5,756,481 newly issued Ordinary Shares. The transaction was closed on August 24, 2022.

In addition, under the terms of an equity transfer agreement with eight individual shareholders of Boxinrui International Holdings Limited (“Boxinrui”) dated June 24, 2022, the Company issued to them an aggregate of 19,942,553 Ordinary Shares as a consideration for acquiring 15% equity of Boxinrui. The transaction was closed on June 28, 2022.

On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued Streeterville Capital, LLC an unsecured convertible promissory note on September 1, 2022 in the original principal amount of $8,640,000, convertible into ordinary shares, $0.00166667 par value per share, of the Company. As of December 31, 2022, an aggregate of 13,981,758 Ordinary Shares has been converted into Ordinary Shares at conversion price of eighty-five percent (85%) multiplied by the average of the two (2) lowest daily VWAPs during the ten (10) Trading Day period immediately preceding the applicable measurement date. If our Ordinary Shares are issued in connection with the conversion of the note, our shareholders may experience dilution and, as a result, our stock price may decline.

On September 9, 2022, the Company entered into a Standby Equity Purchase Agreement (the “Standby Agreement”) with YA II PN, Ltd. Pursuant to the Standby Agreement, the Company will be able to issue and sell up to $30,000,000 of its ordinary shares, at the Company’s sole option, any time during the three-year period following the execution date of the Standby Agreement subject to certain limitations.

On October 27, 2022, the Company entered into an equity transfer agreement with DTI GROUP LIMITED (“DTI”) to which the Company agreed to purchase 19% of the equity interest of DTI for a consideration of RMB57,435,100, which was settled by 55,506,750 newly issued Ordinary Shares. The acquisition was closed on November 1, 2022.

On December 16, 2022, the Company entered into an equity transfer agreement (the “Second Boxinrui Acquisition”) with 14 shareholders of Boxinrui in which the Company agreed to purchase 20% of the equity interest of Boxinrui for the aggregated total consideration of RMB48,206,973, which shall be settled by 55,300,530 newly issued ordinary shares of the Company.

Due to these issuances and any future additional issuances of shares of our Ordinary shares or securities convertible into Ordinary Shares, including pursuant to our shelf registration statement or our ATM facility, our shareholders may experience immediate dilution and, as a result, our stock price may decline. See “Item 3. Key Information—D. Risk Factors— We may need additional capitals for our business and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.”, “Item 4. Information on the Company—C. History and Development of the Company.” and “Item 5. Operating and Financial Review and Prospects — Recent developments.”

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

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”), proposed rule changes submitted by Nasdaq, the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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

On March 24, 2021, the SEC adopted interim final rules to implement certain disclosure and documentation requirements of the HFCAA, which became effective on May 5, 2021. The requirements of annual report for foreign issuers have been updated by the SEC to reflect the disclosure requirements, which require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer would be required to comply with such disclosure requirement if the SEC identified it as having a “non-inspection” year. On May 13, 2021, the PCAOB proposed a new rule to implement the HFCAA, which was subsequently adopted by PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. Among other things, the proposed rule provides a framework for the PCAOB to determine, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule also established the approach, evaluation factors, required documents and information, form, public availability, effective date and duration of such determinations and the process by which the board of the PCAOB can modify or vacate its determinations. On June 22, 2021, the U.S. Senate passed a bill and if eventually signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. The SEC have implemented some of the concepts recommended in the PWG report published in 2013, which were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. On December 2, 2021, the SEC issued amendments to finalize the interim final rules adopted in March 2021, and established procedures to identify and prohibit the trading of the securities of certain registrants under the HFCAA. On December 16, 2021, the PCAOB issued a report on its determination (the “2021 Determinations”) that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong.

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

Item 4. INFORMATION ON THE COMPANY

C.	History and Development of the Company

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

As of the date of this Annual Report, Zhuhai Powerbridge has five branches, which are located in China (Changsha, Wuhan, Nanning, Hangzhou) and maintain offices in Changsha, Wuhan, Naning, and Hangzhou to serve different customers in various geographic locations.

Powerbridge Cayman is the sole shareholder of Powerbridge HK, incorporated in Hong Kong on July 27, 2018, and Hongding Hong Kong, incorporated in Hong Kong on August 19, 2020. Powerbridge H K is the sole shareholder of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Powerbridge HK and a wholly foreign-owned entity under the PRC laws. Hongding Shenzhen was incorporated on October 21, 2020 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Hongding Hong Kong and a wholly foreign-owned entity under the PRC laws. As of the date of this Annual Report, Hongding Hong Kong and Hongding Shenzhen have no business operations.

Neither Powerbridge Cayman, Powerbridge HK, nor Hongding Hong Kong is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Powerbridge Zhuhai and Hongding Shenzhen. As of the date of this Annual Report, Hongding Shenzhen has no business operations.

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

On June 28, 2019, Powerbridge Zhuhai entered into a joint venture agreement (the “JV Agreement”) with Guangdong Guangrui Network Technology Co., Ltd. (“Gaungrui”) to form the joint venture through a newly-formed corporation named Shantou Hongrui Information Technology Co., Ltd. (“Hongrui ”) to undertake exploration for technology information services in the area of Shantou and Guangdong. Powerbridge Zhuhai and Guangrui each initially owned 51% and 49% equity interest in Hongrui. On July 1, 2019, Powerbridge Zhuhai, Guangrui, and Haoqing Su entered into a supplemental agreement to the JV Agreement for equity interest alternation, pursuant to which Hongrui was 51% owned by Powerbridge Zhuhai, 43% owned by Guangrui, and 6% owned by Haoqing Su. On August 19, 2019, Hongrui was established in Guangdong province under the law of the PRC. On January 14, 2020, Haoqing Su entered into certain share transfer agreements with Xiaoyu Liu and Hengqin Baisheng Investment Partnership (General Partnership) (“Hengqin”), pursuant to each of which, Haoqing Su agreed to transfer 3% equity interest of Hongrui for RMB 150,000. On the same day, Guangrui entered into a certain share transfer agreement with Xiaoyu Liu to transfer 18% equity interest of Hongrui for RMB 900,000. As a result of the share transfer agreements, Hongrui was 51% owned by Powerbridge Zhuhai, 25% owned by Guangrui, 3% owned by Hengqin, and 21% owned by Xiaoyu Liu. On May 21, 2020, Powerbridge Zhuhai, Guangrui, Hengqin, and Xiaoyu Liu entered into another supplemental agreement to the JV Agreement for equity interest alternation, pursuant to which Hongrui is currently 38% owned by Powerbridge Zhuhai, 35% owned by Guangrui, 15% owned by Hengqin, and 12% owned by Xiaoyu Liu. Shantou Hongrui is engaged in IT system development and integration service.

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

On July 28, 2020, Powerbridge Zhuhai incorporated Shenzhen Honghao Internet Technology Co., Ltd. (“Honghao”) in Guangdong province under the law of the PRC. Honghao is 100% owned by the Powerbridge Zhuhai. . Powerbridge HK, incorporated a fully owned subsidiary -Shenzhen Hongding Interconnect Technology Co., Ltd in Guangdong province under the law of the PRC. By the date of this Annual Report, Honghao has not commenced its operations.

On Feb 8, 2021, Hongxi Data Technology Co., Ltd. (“Powerbridge Macau”) was incorporated in Macau, PRC. Powerbridge Macau is 70% owned by Powerbridge Zhuhai and 30% owned by unrelated entity. By the date of this Annual Report, Powerbridge Macau has not commenced its operations and Powerbridge Macau has not injected any capital to the business.

On April 25, 2021, Powerbridge Zhuhai incorporated Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”) was incorporated under the law of the PRC. Ningbo Zhijing was 51% owned by the Powerbridge Zhuhai and 40% owned by unrelated entities. By the date of this Annual Report, Ningbo Zhijing has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business.

On July 7, 2021, Powerbridge Zhuhai incorporated Zhanjiang Hongqin Technology Co., Ltd. (“Zhanjiang Hongqin”) under the law of the PRC. Zhanjiang Hongqin was 51% owned by the Powerbridge Zhuhai and 49% owned by unrelated entities. By the date of this Annual Report, Zhanjiang Hongqin has ceased from its business and Powerbridge Zhuhai has not injected any capital to the business. Zhanjiang Hongqin experienced change in shareholders and was not owned by Zhuhai Powerbridge hereafter.

On July 21, 2021, Powerbridge Zhuhai incorporated Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”) under the law of the PRC. Zhuhai Hongyang was 60% owned by the Powerbridge Zhuhai and 40% owned by unrelated entities. By the date of this Annual Report, Zhuhai Hongyang has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business.

On August 2, 2021, Powerbridge Zhuhai incorporated Hunan Xinfei Digital Technology Co., Ltd. (“Hunan Xinfei”) under the law of the PRC. Hunan Xinfei was 51% owned by the Powerbridge Zhuhai and 49% owned by unrelated entities.. Hunan Xinfei is engaged in IT system development and technical consulting service. By the date of this Annual Report, Hunan Xinfei has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business. Hunan Xinfei experienced change in shareholders and was not owned by Zhuhai Powerbridge hereafter.

On August 17, 2021, Powerstream Supply Chain Co., Ltd. (“Powerstream”) was incorporated under the laws of the PRC, as a wholly-owned subsidiary of Powerbridge HK and a wholly foreign-owned entity under the PRC laws. Powerstream Zhuhai is engaged in supply chain services and new business development.

On October 1, 2021, Powercrypto Holding Pte. Ltd. (“Powercrypto”) was incorporated under the laws of Republic of Singapore and Powerbridge Cayman is the sole shareholder of Powercrypto. Powercrypto is planning to engage in cryptocurrencies mining and digital asset related business.

On January 21, 2022, Powermeta Digital Co., Ltd. (“Powermeta”) was incorporated under the laws of PRC, as a wholly-owned subsidiary of Powerbridge HK. Powermeta is planning to engage in development of interactive media services, metaverse and digital services.

On Febuary 15, 2022, Metafusion Digital Co., Ltd. (“Metafusion”) was incorporated under the laws of PRC and 66% stake of Metafusion is owned by Powermeta. Metafusion is planning to engage in IPs development, metaverse and digital services.

On May 4, 2022, POWERCRYPTO USA Inc. (“POWERCRYPTO”) was incorporated under the laws of United States, as a wholly-owned subsidiary of Powerbridge Cayman. By the date of this Annual Report, POWERCRYPTO has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business

On August 11, 2022, Powerstream Capital Co., Ltd. (“Powerstream Capital”) was incorporated under the laws of PRC, as a wholly-owned subsidiary of Powerbridge HK. Powerstream Capital is engaged in strategic acquisitions and investments to expand market reach.

On January 6, 2022, the Company entered into an equity transfer agreement (the “First SmartConn Acquisition”) with the shareholder of SmartConn., Limited (“SmartConn”) pursuant to which the Company agrees to purchase 19.99% equity of SmartConn at 90% of the appraisal price. The consideration of the First SmartConn Acquisition was to be paid in the form of newly issued shares of the Company. An aggregate of 17,138,305 Ordinary Shares was issued to its shareholders on February 22, 2022 upon the closing of the First SmartConn Acquisition.

On January 5, 2023, the Company entered into an equity transfer agreement (the “Second SmartConn Acquisition”) with a shareholder of SmartConn pursuant to which the Company agrees to purchase 31% equity of SmartConn at 90% of the appraisal price. The consideration of the Second SmartConn Acquisition will be paid in the form of 114,899,222 newly issued shares of the Company. The Company will hold an aggregate of 50.99% equity interest of the SmartConn following the closing of the Second SmartConn Acquisition and the First SmartConn Acquisition of 19.99% equity interest of the SmartConn in January 2022.

SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain, cryptocurrency DAPP development and web 3.0 application in the industry. By acquiring SmartConn, Powerbridge intend to incorporate its blockchain technology and web 3.0 know how application to further elevate Powerbridge’s product development ability.

On April 20, 2022, Powerbridge Zhuhai entered into an equity purchase agreement with the Shenzhen Chenbao Information Service Co., Ltd. (“Chenbao”), pursuant to which the Company agreed to acquire 5% equity interests (the “Acquired Interests”) of the outstanding equity interests of Chenbao. Pursuant to the Agreement, Powerbridge Zhuhai shall purchase the Acquired Interests for an aggregate purchase price of US$2.35 million, which shall be paid as follows: (i) US$0.47 million in cash; and (ii) 5,756,481 shares of the Company.

On June 24, 2022, the Company entered into an equity transfer agreement (the “First Boxinrui Acquisition”) with Boxinrui’s shareholders (the “relevant shareholders”) of Boxinrui International Holdings Limited (“Boxinrui”) pursuant to which the Company agrees to purchase 15% equity of Boxinrui at 90% of the appraisal price. The relevant shareholders would hold 19,942,553 shares of the Company upon the consummation of the First Boxinrui Acquisition.

On December 16, 2022, the Company entered into an equity transfer agreement (the “Second Boxinrui Acquisition”) with 14 shareholders of Boxinrui in which the Company agreed to purchase 20% of the equity interest of Boxinrui for the aggregated total consideration of RMB48,206,973, which shall be settled by 55,300,530 newly issued ordinary shares of the Company. The Company will hold an aggregate of 35% equity interest of the Boxinrui following the closing of the Second Boxinrui Acquisition and the First Boxinrui Acquisition of 20% equity interest of the Boxinrui in June 2022. Boxinrui wholly owns Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”), which in turn owns 90% equity interest in Ascendent Insights Education Co., Ltd. (“AIedu”) (also previously known as Shenzhen Wenxing Tianxia Technology Co., Ltd.). AIedu mainly engaged in Artificial Intelligence, Blockchain and NFT technology in the educational industry. Such acquisition is aligned with Powerbridge’s metaverse strategy as Powerbridge intends to utilize AIedu’s business know-how and technology to expand the Company’s operation.

On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued Streeterville Capital, LLC an unsecured convertible promissory note on September 1, 2022 in the original principal amount of $8,640,000, convertible into ordinary shares, $0.00166667 par value per share, of the Company.

On September 1, 2022, the Company entered into a share purchase agreement (the “White Lion Agreement”) with White Lion Capital LLC, a Nevada limited liability company, which provides that White Lion Capital is committed to purchase our ordinary shares, $0.00166667 par value per share, with an aggregate offering price of up to $15,000,000 (“Commitment Amount”) from time to time during the commitment period, which commences on the execution date of the White Lion Agreement, and shall terminate on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, or (ii) May 31, 2024 , or (iii) the date on which the White Lion Agreement is terminated.

On September 9, 2022, the Company entered into a Standby Equity Purchase Agreement (the “Standby Agreement”) with YA II PN, Ltd. Pursuant to the Standby Agreement, the Company will be able to issue and sell up to $30,000,000 of its ordinary shares, par value of US$ 0.00166667 per share, at the Company’s sole option, any time during the three-year period following the execution date of the Standby Agreement subject to certain limitations. Pursuant to the terms of the Standby Agreement, any shares sold to the Investor will be priced at 96% of the market price, which is defined as the lowest daily volume weighted average price of the shares during the three consecutive trading days commencing on the trading day immediately following the Company’s delivery of an advance notice to the Investor. Any sale of shares pursuant to the Standby Agreement is subject to certain limitations, including that the Investor is not permitted to purchase any shares that would result in it owning more than 4.99% of the Company’s Shares.

On October 27, 2022, the Company entered into an equity transfer agreement with six individual shareholders of DTI Group Limited (“DTI”), pursuant to which the Company agreed to purchase 19% equity interest of DTI Jiangsu Corporation Limited (“DTI Jiangsu”) for a consideration of RMB 57,435,100.

On November 29, 2022, the Company entered into a standby equity purchase agreement (the “Standy Agreement”) with TBS CAPITAL LP, pursuant to which the Company will be able to issue and sell up to US$10,000,000 of its ordinary shares, par value of US$0.00166667 per share, at the Company’s sole option. Pursuant to the terms of the Standby Agreement, any shares sold to the investor will be priced at 96% of the market price, which is defined as the lowest daily volume weighted average price of the shares during the three consecutive trading days commencing on the trading day immediately following the Company’s delivery of an advance notice to the investor. Any sale of shares pursuant to the Standby Agreement is subject to certain limitations, including that the Investor is not permitted to purchase any shares that would result in it owning more than 4.99% of the Company’s Shares.

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

Corporate Information

Our principle executive offices are located at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane，Hightech District, Zhuhai, Guangdong 519080, China. Our telephone number is +86-756-339-5666. Our principle website address is www.powerbridge.com. The information on our website is not part of this Annual Report.

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

Our comprehensive and robust solutions and services include Powerbridge Digital Solutions and Powerbridge SaaS Services with more than 40 solutions and services deployable on premise and in the cloud. Leveraging our deep domain knowledge and strong industry experience, we provide a series of differentiated and robust solutions and services that address the mission critical needs of our corporate and government customers, enabling them to handle and simplify the complexities of global trade operations, logistics and compliance.

Powerbridge Digital Solutions

We provide Powerbridge Digital Solutions to our corporate and government customers engaged in global trade, including businesses and manufacturers across a broad range of industries, government agencies and regulatory authorities, as well as global trade logistics and other service providers. Powerbridge Digital Solutions enable our customers to streamline their trade operations, trade logistics and regulatory compliance, consisting of Trade Enterprise Solutions and Trade Compliance Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

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

Our corporate and government customers include (i) international trade businesses and manufacturers; (ii) governmental agencies and authorities; and (iii) logistics and other various service providers. We currently derive our revenues from four sources: (1) revenue from application development services generated from Powerbridge Digital Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge Digital Solutions; and (3) revenue from subscription services generated from Powerbridge SaaS Services, (4) revenue from trading business. We currently generate most of our revenues from application development services, which represented 36.7% 63.3% and 82.5% of total revenue in fiscal 2022, 2021 and 2020, respectively. Revenue from consulting and technical support services represented 24.2%, 14.2% and 14.2% of total revenue in fiscal 2022, 2021 and 2020, respectively. Revenue from subscription services represented 7.2%, 2.9% and 3.3% of total revenue in fiscal 2022, 2021 and 2020, respectively. Revenue from trading represented 31.8% and 19.6% of total revenue in fiscal 2022 and 2021. For the fiscal years ending December 31, 2022, 2021 and 2020, our revenues were $10.5 million, $32.1 million and $26.7 million, respectively.

As of the date of this Annual Report, we had a total of 177 full-time employees, of which 90 are in research and development, 17 are in sales and marketing, 38 are in technical and customer services, and 32 are in general administration.

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

Our solutions and services currently include Powerbridge Digital Solutions and Powerbridge SaaS Services; we are also designing and developing Powerbridge BaaS Services.

We have been serving our corporate and government customers with Powerbridge Digital Solutions since our introduction of this solution series twenty years ago. Our comprehensive solutions and services address the mission critical needs in global trade for our customers, enabling them to optimize and streamline their trade operations, trade logistics and regulatory compliance.

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

Powerbridge Digital Solutions

Overview of Powerbridge Digital Solutions

We provide Powerbridge Digital Solutions to our corporate and government customers engaged in global trade, including import and export businesses, manufacturers, government agencies and regulatory authorities, as well as trade logistics and other service providers.

Powerbridge Digital Solutions include Trade Compliance Solutions and Trade Enterprise Solutions which have been in service since our first introduction twenty years ago and Import & Export Loan and Insurance Processing which have recently been introduced to a selected group of customers.

Trade Compliance Solutions and Trade Enterprise Solutions are implemented and deployed on premises largely as customized services capable of integrating with applications, systems, equipment and facilities from customers and third-party providers.

Strengths of Powerbridge Digital Solutions:

We believe Powerbridge Digital Solutions provide the following core benefits for our customers:

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

Our technology platforms include Powerbridge System Platform for our Powerbridge Digital Solutions, Powerbridge SaaS Platform for our Powerbridge SaaS Services, and Powerbridge BaaS Platform for our Powerbridge BaaS Services.

We are developing our own technologies as well as working with other third-party technology infrastructure partners to expand the scope of our solutions and services with the best use of big data, artificial intelligence and Internet of Things.

Powerbridge System Platform

Powerbridge System Platform is our proprietary technology platform from which we develop our Powerbridge Digital Solutions. Our platform is built on Java Spring and Microsoft Net frameworks as well as other open source technologies.

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

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 17 full-time sales and marketing personnel. During fiscal years 2022, 2021 and 2020, our sales and marketing expense were approximately $2.0 million, $2.8 million and $2.7 million, respectively, representing 18.7%, 8.6% and 10.0% of our total revenues for fiscal years 2022, 2021 and 2020, respectively.

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

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 90 full-time R&D personnel. We incurred expenses of $3,459,987, $2,611,742 and $2,780,944 in R&D in fiscal year 2022, 2021 and 2020, respectively.

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

As of the date of this Annual Report, we have 13 registered patent, 125 registered software copyrights and 23 registered trademarks in the PRC. In addition, we own 11 URL designations and domain names, including powerbridgetech.com, powerstreamdigital.com, metafusiondigital.com, powermetadigital.com, powercrypto.pro, pbts.cloud, pbtyun.com, pbtcloud.com, cs-estone.com, erp-china.com, and powerbridge.com.

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

Facilities

We purchased one real property in 2021 with an aggregate contract amount of RMB 30,678,302 for our new headquarter office location (“Zhuhai HQ Office”), which was fully paid as of December 31, 2022. Zhuhai New Office with space totaling 1820 m2, located in Floor 8th and 9th, C2 Building, Advance Business Park, No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China, has been put into use in August 2022. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. As of the date of this Annual Report, we maintain the following facilities in China. In addition to our headquarters, we lease space in Zhuhai, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $162,799, $307,497 and $305,832 for the years ended December 31, 2022, 2021 and 2020, respectively.

Facility	Address	Space (㎡)
Wuhan Office	Rm F, 25th Fl West, No.562, Construction Avenue (Guomao Xindu), Jianghan, Wuhan, Hubei, China	167

Changsha Office	Rm 1608, 16th Fl, Block C3, Wanda Plaza, No. 589 Zhongshan Road, Kaifu, Changsha, Hunan 410015, China	351

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389

Hangzhou Office	Rm 616, Jiang Tai Jing 3rd Building, Xihu District, Hangzhou	35

Zhuhai HQ Office	8th and 9th Fl, C2 Building, Advance Business Park, No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China	1820

Employees

As of the date of this Annual Report, we had a total of 177 full-time employees, of which 90 are in research and development, 17 are in sales and marketing, 38 are in technical and customer services, and 32 are in general administration.

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

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 36.7%, 63.3% and 82.5% of total revenue for the years ended December 31, 2022, 2021 and 2020, respectively. We also generate revenue from consulting and technical support services, which represent 24.2%, 14.2% and 14.2% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Further, we also earn subscription service revenue from customers accessing our SaaS, which represent 7.2%, 2.9% and 3.3% of our revenue for the years ended December 31, 2022, 2021 and 2020. We started trading business for the year ended December 31, 2021 and generated approximately $3.3 million and $6.3 million revenue from consumables sale for the years ended December 31, 2022 and 2021. For the years ended December 31, 2022, 2021 and 2020, our revenues were approximately $10.5 million, $32.1 million and $26.7 million, respectively.

Coronavirus (“COVID-19”) updates

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position.  During 2022, our business continued to be adversely impacted by the COVID-19 pandemic. Specifically, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed upon different provinces or cities in China by the relevant local government authorities.

The extent of the impact on our 2023 fiscal year results will be dependent on future developments such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity, and results of operations if the current situation continues.

Recent Developments

On January 5, 2023, the Company entered into an equity transfer agreement (the “Second SmartConn Acquisition”) with a shareholder of SmartConn pursuant to which the Company agrees to purchase 31% equity of SmartConn at 90% of the appraisal price. The consideration of the Second SmartConn Acquisition will be paid in the form of 114,899,222 newly issued shares of the Company. The Company will hold an aggregate of 50.99% equity interest of the SmartConn following the closing of the Second SmartConn Acquisition and the First SmartConn Acquisition of 19.99% equity interest of the SmartConn in January 2022. Reference is made to the Form 6-K filed with the SEC on January 18, 2023.

SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain, cryptocurrency DAPP development and web 3.0 application in the industry. By acquiring SmartConn, Powerbridge intend to incorporate its blockchain technology and web 3.0 know how application to further elevate Powerbridge’s product development ability.

On March 19, 2023, the Company entered into an equity transfer agreement with a entered into an equity transfer agreement with DTI Group Limited (“DTI”), pursuant to which the Company agreed to purchase 32% of the equity interest of DTI for a consideration of RMB 96,732,800, which shall be satisfied by way of allotment and issue of 167,592,318 shares of the Company to DTI. The Company already held 19% equity interest in DTI prior to the acquisition. Hence, after the acquisition, the Company holds in total 51% equity interest in DTI. The acquisition was closed on March 24, 2023. DTI’s expertise in digital trade infrastructure contributes to the establishment of a digital trade ecosystem for the Company, thereby expanding the Company’s operations. Given DTI’s strong performance and a series of recently signed digital solutions contracts valued at approximately $10 million, it is expected that this acquisition provides significant values and benefits to the Company.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders (the “Relevant Shareholders”) of BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”), pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui for a consideration of approximately US$25.8 million, which shall be satisfied by way of allotment and issue of an aggregate of 276,448,625 shares to the Relevant Shareholders (the “Third Acquisition”). The Company will hold an aggregate of 100% equity interest of the Boxinrui following the closing of the acquisition.

On March 24, 2023, Powerbridge Zhuhai entered into a customized servers purchase agreement with Sichuan Haojing Technology Co., Ltd., pursuant to which the Company agreed to purchase 1,200servers (the “Servers”) used for cryptocurrency mining, for a consideration of RMB 3.744 million.

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

For the years ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2022	2021	Change	% Change

REVENUES:
Application development services	$3,847,199	$20,323,422	$(16,476,223)	(81.1)%
Consulting and technical support services	2,538,500	4,555,352	(2,016,852)	(44.3)%
Subscription services	758,526	936,913	(178,387)	(19.0)%
Trading revenue	3,338,584	6,277,141	(2,938,557)	(46.8)%
Total revenues	10,482,809	32,092,828	(21,610,019)	(67.3)%

COST OF REVENUES:
Application development services	2,443,460	12,785,491	(10,342,031)	(80.9)%
Consulting and technical support services	983,700	2,198,310	(1,214,610)	(55.3)%
Subscription services	104,499	156,113	(51,614)	(33.1)%
Trading	3,183,729	6,237,601	(3,053,872)	(49.0)%
Total cost of revenues	6,715,388	21,377,515	(14,662,127)	(68.6)%

GROSS PROFIT	3,767,421	10,715,313	(6,947,892)	(64.8)%

OPERATING EXPENSES:
Selling and marketing	1,956,811	2,775,526	(818,715)	(29.5)%
General and administrative	7,732,287	6,004,186	1,728,101	28.8%
Provision for doubtful accounts	4,733,183	1,100,606	3,632,577	330.1%
Research and development	3,459,987	2,611,742	848,245	32.5%
Share-based compensation	5,983,907	6,335,246	(351,339)	(5.5)%
Total operating expenses	23,866,175	18,827,306	5,038,869	26.8%
OPERATING LOSS FROM OPERATIONS	(20,098,754)	(8,111,993)	(11,986,761)	147.8%

OTHER INCOME (EXPENSES)
Other income (expenses)	608	(36,881)	37,489	101.6%
(Loss) gain from disposition of a subsidiary	(1,009)	714	(1,723)	(241.3)%
Change in fair value of convertible debt	(2,448,936)	(1,508,229)	(940,707)	62.4%
Total other expenses	(2,449,337)	(1,544,396)	(904,941)	58.6%

LOSS BEFORE INCOME TAXES	(22,548,091)	(9,656,389)	(12,891,702)	133.5%

INCOME TAX BENEFIT	(999,391)	(173,941)	(825,450)	474.6%

NET LOSS	$(21,548,700)	$(9,482,448)	$(12,066,252)	127.2%

Revenues

We derive revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, and (4) trading revenue.

For the years ended December 31, 2022, our total revenue was approximately $10.5 million as compared to $32.1 million for the year ended December 31, 2021. The Company’s total revenue decreased by approximately $21.6 million, or 67.3%. The overall decrease in total revenue was primarily attributable to approximately $16.5 million decrease in revenue from application development services.

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

For the year ended December 31, 2022, our application development service revenue was approximately $3.8 million as compared to approximately $20.3 million for the year ended December 31, 2021. The decrease in application development service revenue was approximately $16.5 million or 81.1% due to less new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $2,609,531 for the year ended December 31, 2022, decreased from $14,472,010 of the related revenue for the year ended December 31, 2021.

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

For the year ended December 31, 2022, our consulting and technical support service revenue was approximately $2.5 million as compared to approximately $4.6 million for the year ended December 31, 2021, representing a decrease of $2.0 million or 44.3%, which was due to less new projects in current period.

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

For the year ended December 31, 2022, our subscription service revenue was approximately $0.8 million as compared to approximately $0.9 million for the year ended December 31, 2021. We introduced our SaaS subscription services in fiscal 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Trading revenue

The Company starts to sell consumables to its customers for the year ended December 31, 2021. Revenue from trading revenue was approximately $3.3 million and $6.3 million for the year ended December 31, 2022 and 2021, respectively.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of consumables products.

Our cost of revenues decreased by approximately $14.7 million or 68.6% to approximately $6.7 million for the year ended December 31, 2022 from approximately $21.4 million for the year ended December 31, 2021, which was in line with decreased revenue, mainly attributable to a decrease of $10.4 million in cost of revenue from application development services and a decrease of approximately $3.1 million in cost of revenue from trading business. Our cost of revenue from application development services, consulting and technical support services, and trading was approximately $2.4 million, $1.0 million, $0.1 million and $3.2 million for the year ended December 31, 2022, respectively, as compared to approximately $12.8 million, $2.2 million, $0.2 million and $6.2 million for the year ended December 31, 2021.respectively.

Gross profit

	For the Years Ended
	December 31,
	2022		2021
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$1,403,739	36.5%	$7,537,931	37.1%
Consulting and technical support services	1,554,800	61.2%	2,357,042	51.7%
Subscription services	654,027	86.2%	780,800	83.3%
Trading revenue	154,855	4.6%	39,540	0.6%
Total gross profit	$3,767,421	35.9%	$10,715,313	33.4%

Our gross profit decreased by approximately $6.9 million or 64.8% from approximately $10.7 million for the year ended December 31, 2021 to approximately $3.8 million for the year ended December 31,2022. Gross margin as a percent of overall revenue for the years ended December 31, 2022 and 2021 was 35.9% and 33.4%, respectively.

Gross profit for application development services decreased by approximately $6.1 million or 81.4% from $7.5 million for the year ended December 31, 2021 to approximately $1.4 million for the year ended December 31, 2022 mainly due to less new projects for the year ended December 31, 2022. Gross profit margin was steady. Gross profit margin for the years ended December 31, 2022 and 2021 was 36.5% and 37.1%, respectively.

Gross profit for consulting and technical support services decreased by approximately $0.8 million or 34.0% from approximately $2.4 million for the year ended December 31, 2021 to approximately $1.6 million for the year ended December 31, 2022. Gross profit margin for the years ended December 31, 2022 and 2021 was 61.2% and 51.7%, respectively. The increase in gross profit margin was mainly due to our reducing staff and incorporating workforce optimization practices during the COVID-19 pandemic outbreak and spreading.

Gross profit for subscription services decreased by $0.1 million or 16.2% from $0.8 million for the year ended December 31, 2021 to $0.7 million for the year ended December 31, 2022. Gross profit margin was 86.2% and 83.3% for the years ended December 31, 2022 and 2021 respectively. The increase in gross profit margin was mainly due to our reducing staff and incorporating workforce optimization practices during the COVID-19 pandemic outbreak and spreading.

Gross profit for trading revenue was $154,855 and $39,540 for the years ended December 31, 2022 and 2021, respectively; gross profit margin was 4.6% and 0.6% for the years ended December 31, 2022 and 2021, respectively.

Operating Expenses

	For the Years Ended
	December 31,
	2022	2021	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$1,956,811	$2,775,526	$(818,715)	(29.5)%
General and administrative	7,732,287	6,004,186	1,728,101	28.8%
Provision for doubtful accounts	4,733,183	1,100,606	3,632,577	330.1%
Research and development	3,459,987	2,611,742	848,245	32.5%
Share based compensation	5,983,907	6,335,246	(351,339)	(5.5)%
Total operating expenses	$23,866,175	$18,827,306	$5,038,869	26.8%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for doubtful accounts and stock-based compensation. Operating expenses increased by approximately $5.0 million, or 26.8%, from approximately $18.8 million for the year ended December 31, 2021 to approximately $23.9 million for the year ended December 31, 2022. The increase in our operating expenses was primarily due to approximately $3.6 million increase in provision for doubtful accounts and approximately $1.7 million increase in share-based compensation.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by approximately $0.8 million or 29.5% from $2.8 million for the year ended December 31, 2021 to approximately $2.0 million for the year ended December 31, 2022. The decrease was primarily attributable to less marketing consulting fees and marketing and promotional activities for the year ended December 31, 2022.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by $1.7 million or 28.8% from approximately $6.0 million for the year ended December 31, 2021 to approximately $7.7 million for the year ended December 31, 2022, due to higher management bonus. As a percentage of revenues, general and administrative expenses were 73.8% and 18.7% of our total revenue for the years ended December 31, 2022 and 2021, respectively.

Provision for doubtful accounts increased by approximately $3.6 million from approximately $1.1 million for the year ended December 31, 2021 to approximately $4.7 million for the year ended December 31, 2022 due to slow collection impacted by COVID-19.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by approximately $0.8 million from approximately $2.6 million for the year ended December 31, 2021 to approximately $3.5 million for the year ended December 31, 2022, representing 33.0% and 8.1% of our total revenues for the years ended December 31, 2022 and 2021, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Stock-based compensation decreased by approximately $0.4 million from approximately $6.3 million for the year ended December 31, 2021 to approximately $6.0 million for the year ended December 31, 2022.

Other Income (Expense)

Other income (expense) primarily consists of government subsidy income, interest income net of interest expense and other expenses. Our net other expense was approximately $2.4 million for the year ended December 31, 2022, compared with approximately $1.5 million for the year ended December 31, 2021. The increase in net other expense is substantially attributable to a decrease of approximately $0.9 million loss from change in the fair value of the convertible loan. The Company elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to assess the fair value of the convertible loan using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021

Opening balance	$2,251,832	$-
Issuance of convertible loans	7,979,983	6,860,000
Loss on change in fair value of convertible loan	2,448,936	1,508,229
Accrued interest	195,139	226,775
Conversion of convertible loan	(3,795,924)	(6,343,172)
Total	$9,079,966	$2,251,832

Income Tax Benefit

Income tax benefit was approximately $1.0 million for the year ended December 31, 2022, compared to approximately $0.2 million for the year ended December 31, 2021. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. As of December 31, 2022 and 2021, the Company had accrued (before adjustment) total income tax liabilities of $550,602 and $594,026, respectively. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of $550,602 (or RMB3,798,484) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from $550,602 to $nil as of December 31, 2022.

Net Loss

As a result of the foregoing, our net loss increased by $12.1 million, or 127.2%, from $9.5 million for the year ended December 31, 2021 to $21.5 million for the year ended December 31, 2022. The increased net loss was the result of decreased gross profit and increased operation expenses as discussed above.

Other comprehensive (loss) income

Foreign currency translation loss was approximately $6.0 million, compared to an income of approximately $1.9 million for the years ended December 31, 2022 and 2021, respectively. The balance sheet amounts with the exception of equity as of December 31, 2022 were translated at RMB6.8972 to USD1.00 as compared to RMB6.3726 to USD1.00 as of December 31, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2022 and 2021 were RMB6.7290 to USD1.00 and RMB6.4508 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the years ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2021	2020	Change	% Change

REVENUES:
Application development services	$20,323,422	$21,985,214	$(1,661,792)	(7.6)%
Consulting and technical support services	4,555,352	3,797,354	757,998	20.0%
Subscription services	936,913	881,443	55,470	6.3%
Trading revenue	6,277,141	-	6,277,141	-%
Total revenues	32,092,828	26,664,011	5,428,817	20.4%

COST OF REVENUES:
Application development services	12,785,491	15,320,446	(2,534,955)	(16.5)%
Consulting and technical support services	2,198,310	1,803,239	395,071	21.9%
Subscription services	156,113	147,631	8,482	5.7%
Trading	6,237,601	-	6,237,601	-%
Total cost of revenues	21,377,515	17,271,316	4,106,199	23.8%

GROSS PROFIT	10,715,313	9,392,695	1,322,618	14.1%

OPERATING EXPENSES:
Selling and marketing	2,775,526	2,675,028	100,498	3.8%
General and administrative	6,004,186	5,559,426	444,760	8.0%
Provision for doubtful accounts	1,100,606	191,148	909,458	475.8%
Research and development	2,611,742	2,780,944	(169,202)	(6.1)%
Share-based compensation	6,335,246	1,473,976	4,861,270	329.8%
Total operating expenses	18,827,306	12,680,522	6,146,784	48.5%
OPERATING LOSS FROM OPERATIONS	(8,111,993)	(3,287,827)	(4,824,166)	146.7%

OTHER INCOME (EXPENSES)
Other income	(36,881)	106,026	(142,907)	(134.8)%
Gain from disposition of a subsidiary	714	-	714	-
Change in fair value of convertible debt	(1,508,229)	(15,258,333)	13,750,104	(90.1)%
Total other expense	(1,544,396)	(15,152,307)	13,607,911	(89.8)%

LOSS BEFORE INCOME TAXES	(9,656,389)	(18,440,134)	8,783,745	(47.6)%

INCOME TAX BENEFIT	(173,941)	(80,532)	(93,409)	116.0%

NET LOSS	$(9,482,448)	$(18,359,602)	$8,877,154	(48.4)%

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

Income Tax Benefit

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

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2022, cash of approximately $9.4 million were fully held by the Company and its subsidiary in mainland PRC.

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

For the year ended December 31, 2022, the Company had working capital of approximately $59.5 million and incurred a net loss of approximately $21.5 million. For fiscal 2022, the Company had negative operation cash flow of approximately $9.7 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2022, the Company had cash of approximately $9.4 million.

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s ordinary shares at the lowest daily VWAP of the Ordinary Shares during the Valuation Period by 97%. As of December 31, 2022, the Company issued 22,875,000 ordinary shares and net proceeds was $3,519,202. In 2023, the Company issued 5,000,000 ordinary shares and net proceeds was $491,180.

On September 9, 2022, the Company entered into a securities purchase agreement with Yorkville Advisors lobal, LP (“Yorkville”). Pursuant to the agreement, Yorkville shall purchase up to $30 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 223,880 ordinary shares as a commitment fee. As of December 31, 2022, the Company issued 17,035,074 ordinary shares and net proceeds was $3,511,317. The Company issued 223,880 ordinary shares for commitment fee on January 1, 2023. In 2023, the Company issued 26,235,245 ordinary shares and net proceeds was $2,758,873.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 223,880 ordinary shares as a commitment fee. The Company issued 223,880 ordinary shares for commitment fee on December 15, 2022. In 2023, the Company issued 6,250,000 ordinary shares and net proceeds was $530,000.

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

The following summarizes the key components of our cash flows for the years ended December 31, 2022, 2021 and 2020.

	For the Years Ended
	December 31,
	2022	2021	2020

Net cash (used in) provided by operating activities	$(9,656,725)	$(9,761,386)	$1,051,741
Net cash used in investing activities	(234,262)	(3,239,410)	(65,904,533)
Net cash provided by financing activities	12,403,433	11,462,271	70,043,789
Effect of exchange rate change on cash and restricted cash	(188,372)	205,069	(2,745,717)
Net increase (decrease) in cash and restricted cash	$2,324,074	$(1,333,456)	$2,445,280

Operating Activities

Net cash used in operating activities was approximately $9.7 million for the year ended December 31, 2022, as compared to approximately $9.8 million net cash provided by operating activities for the year ended December 31, 2021. Cash used in operating activities for the year ended December 31, 2022 mainly consisted of approximately $21.5 million of net loss, adjustment of $15.2 million non-cash items, a decrease of approximately $6.8 million in account payable (including related parties) due to less purchase, offset by an increase of approximately $3.0 million in account receivable due to slowly collection.

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

Net cash provided by operating activities was approximately $1.1 million for the year ended December 31, 2020, as compared to approximately $3.3 million net cash used in operating activities for fiscal 2019. Cash provided by operating activities for the year ended December 31, 2020 mainly consisted of approximately $18.4 million of net loss, adjustment of $18.3 million non-cash items, an increase of approximately $3.0 million in accounts payable due to more purchase in 2020, offset by an increase of approximately $2.0 million in accounts receivable, an increase of $1.2 million prepayment, deposits and other assets due to increasing purchase from our venders, and an increase of approximately $0.8 million in contract costs incurred for the customer contracts

Investing Activities

Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2022, as compared to approximately $3.2 million for the year ended December 31, 2021. Cash used in investing activities for the year ended December 31, 2022 was mainly due to $3.9 million spending on purchases of property and equipment and approximately $0.4 million paid to long term investments, offset by approximately $4.0 million collected from working capital support provided to Kezhi Technology Co., Ltd.(“Kezhi”).

Net cash used in investing activities was approximately $3.2 million for fiscal 2021, as compared to approximately $65.9 million for fiscal 2020. Cash used in investing activities for fiscal 2021 was mainly due to $4.9 million spending on purchases of property and equipment, offset by approximately $1.7 million collected from working capital support provided to Kezhi Technology Co., Ltd. (“Kezhi”).

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

Financing Activities

Net cash provided by financing activities was approximately $12.4 million for the year ended December 31, 2022, as compared to approximately $11.5 million for the year ended December 31, 2021. Net cash provided by financing activities for the year ended December 31, 2022 was mainly net proceeds of approximately $8.0 million from issuance of convertible note and approximately $7.0 million from the market offering, offset by net repayment of $1.5 million on bank loan.

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

Capital Expenditures

The Company made capital expenditures of $3.9 million, $4.9 million and $1.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

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

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On January 1, 2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the years ended December 31, 2022, 2021 and 2020 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

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

(4) Trading revenue

The Company started trading business (sales of consumables) for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Revenue from trading business accounted for 31.8% of the Company’s revenue for the year ended December 31, 2022.

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment cost and contract acquisition costs as of December 31, 2022 and 2021.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2022 and 2021, the balance of customer deposits amounted to $483,735 and $575,303, respectively. As of December 31, 2022 and 2021 the balance of deferred revenue amounted to $893,263 and $1,344,637, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022 and 2021. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

C.	Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China

Name	Age	Position
Stewart Lor	59	CEO, President, and Chairman of the Board
Yuxia Xu	49	Chief Financial Officer and Chief Operating Officer
Jing Deng	37	Chief Product Officer
Xuzhi Zhou	48	Chief Business Development Officer
Wei Jiang(1)(4)	50	Independent Director
Mr. Haoqing Su(2)	60	Independent Director
Jian Sun(3)	44	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Compensation Committee.

(4)	Audit Committee financial expert.

Stewart Lor is a co-founder of our Company and served as our co-CEO and co-Chairman of the Board from October 2019 to July 2022. After Mr. Ban Lor’s resignation from his position as the co-CEO and co-Chairman of the Board on July 29, 2022, Mr. Stewart Lor has been serving as our sole CEO and Chairman of the Board. Mr. Lor has been serving on our Board and as our CFO since August 2018, and as our President since October 2019. Mr. Lor ceased to act as the CFO of the Company on April 15, 2022. Previously, he served on our Board and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as President of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our cofounder.

Yuxia Xu is appointed as Chief Financial Officer and Chief Operating Officer of the Company, with effect from May 1, 2022, and appointed as an executive director of the Company on October 28, 2022. Ms. Xu is a seasoned and proven professional in the fields of capital markets, accounting management, information technology and management consulting. She had served as a Senior Consultant to the Company since 2017 and had previously held various management and operations positions, including: Chief Operating Officer at Fanz Corporation, an entertainment technology company; Managing Director at Cmark Capital, a financial services and investment firm; Vice President at Ntechnology, a software provider and Senior Software Engineer at Goldenspider, an accounting software company. Ms. Xu holds a Master of Science in Applied Mathematics from Dalian University of Technology.

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

Haoqing Su is appointed as an Independent Director of the Board and serves as Chairman of the Nominating Committee and Member of the Compensation Committee and the Audit Committee. Mr. Su cofounded and served in various executive and operations positions in several internationally based companies in international trade of auto parts, manufacturing of textile products, consumer food and beverage service, and investment consulting and management. He is an avid investor and collector of antique collectibles and has a vast collection of antique bronze and jade, ancient porcelain and coins, traditional paintings and other antique collectibles. He holds a Bachelor degree in Physical Education from Guangzhou Sport University.

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

Mr. Wei Guan resigned from his position as the independent Director of the Company, effective from April 18, 2022.

Mr. Ban Lor resigned from his position as the Co-Chief Executive Officer and Co-Chairman of the Board, effective from July 30, 2022.

Mr. Ruizhong Jiang resigned from his position as the independent Director of the Company for personal reason effective from October 28, 2022.

Mr. Tianfei Feng resigned from his position as the Chief Research & Development Officer of the Company, effective from February 28, 2022. Mr. Liping Shu resigned from his position as the Chief Marketing Officer of the Company, effective from April 15, 2022.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which the Fourth Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Fourth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2022, 2021 and 2020 to each of the following named executive officers.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation (4)	Total Paid
Ban Lor/(former) co-CEO (1)	2020	215,451	8,034	-	223,485
	2021	220,513	100,822	-	321,335
	2022	89,800	-	-	89,800

Stewart Lor/co-CEO/CEO (2)	2020	198,086	68,292	-	266,378
	2021	200,111	100,822	-	300,933
	2022	116,400	-	1,000,000	1,116,400

Yuxia Xu/CFO and Chief Operating Officer (3)	2021	-	-	-	-
	2022	-	-	600,000	600,000

(1)	Appointed Chairman, President and CEO effective as of August 2018 and resigned as President as of October 2019, resigned as the Co-Chief Executive Officer and Co-Chairman of the Board as of July 30, 2022.

(2)	Appointed CFO effective as of August 2018 and appointed as co-Chairman and co-CEO as of October 2019. Stewart Lor ceased to act as CFO in April 2022.

(3)	Appointed CFO and Chief Operating Officer, with effect from May 1, 2022.

(4)	Amounts reported in this column refer to the cash bonus granted to CEO and CFO provided by the Company with respect to their contribution to date approved by Compensation Committee of the Company. Cash bonuses are paid in accordance with general compensation plan of the Company to reward and further incentive officers for achievement of the Company’s business strategy and development goals.

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

On February 23, 2020, the Board approved to register all the shares issuable under the Company’s 2018 Amended Option Plan in a registration statement on a Form S-8 (File No. 333-253408), representing 9,155,464 ordinary shares issuable under our Amended 2018 Stock Option Plan (the “First Amendment”). The Company has issued certain options to the employees, advisors, and consultants (collectively the “Participants”) of the Company under the Amended Plan to purchase in an aggregate amount of 9,155,464 Ordinary Shares the grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

On June 16. 2022, the Board approved to the proposal to modify the Company’s Amended 2018 Stock Option Plan (the “Second Amendment”, and collectively with the 2018 Plan and the First Amendment, the “Amended 2018 Plan”) by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Shares Units to the employees, directors and consultants.

On July 8, 2022, the Board approved to register all the shares issuable under the Company’s Amended 2018 Stock Option Plan in a registration statement on a Form S-8 (File No. 333-266092), representing 19,970,545 ordinary shares issuable under our Amended 2018 Plan. The Company has granted certain Restricted Shares and Restricted Shares Units to the Participants of the Company under the Amended Plan to purchase in an aggregate amount of 12,000,000 Ordinary Shares and the grants have been made under such plan as of the date hereof.

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 62,273,499 Ordinary Shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 19,970,545 Ordinary Shares registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 82,244,044 ordinary shares.

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

C. Board Practices

Composition of Board; Risk Oversight

Our Board presently consists of five (5) directors. Pursuant to our Fourth Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the Board shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the Board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the Board until the next annual meeting of the Company. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”) immediately prior to the consummation of Company’s IPO. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Fourth Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The initial members of Class I Directors are Yuping Ouyang and Bo Wu. The initial members of Class II Directors are Ban Lor and Stewart Lor. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. Except for the sibling relationship between Mr. Ban Lor and Mr. Stewart Lor, there is no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of the Board. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

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

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Wei Jiang, Haoqing Su and Jian Sun are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Currently, our Audit Committee consists of three members, Wei Jiang, Jian Sun and Haoqing su, with Wei Jiang serving as the chairman of the Audit Committee. Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board has determined that Wei Jiang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of three members, Wei Jiang, Haoqing Su and Jian Sun, with Jian Sun serving as the chair of Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of three members, Jian Sun, Hoaqing Su and Wei Jiang, with Haoqing Su serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

The functions and powers of our Board include, among others:

●	appointing officers and determining the term of office of the officers;

●	giving to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

●	exercising the borrowing powers of the Company and mortgaging the property of the Company;

●	giving to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

●	resolving that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Companies Act.

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

D. Employees

As of the date of this Annual Report, we had a total of 177 full-time employees, of which 90 are in research and development, 17 are in sales and marketing, 38 are in technical and customer services, and 32 are in general administration.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Ordinary Shares held by them are located in the United States. Applicable percentage ownership is based on 935,444,817 Ordinary Shares outstanding as of April 21, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Powerbridge, c/o Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Percentage
Stewart Lor (1)	59,647,297	6.38%
Haoqing Su (2)	30,895,121	3.30%
Wei Jiang (3)	*	*
Yuxia Xu (4)	*	*
Xuzhi Zhou	*	*
Jing Deng	*	*
Jian Sun	*	*

All directors and executive officers as a group	90,542,418	9.68%

HOGSTREAM INTERNATIONAL LTD.(1)	59,647,297	6.38%

5% or greater beneficial owners as a group	59,647,297	6.38%

*	Less than 1%.

(1)	Includes (i) 59,647,297Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands. (ii) Argo Advisory entered into a share purchase agreement dated April 14, 2022 with Hogstream pursuant to which Argo Advisory agreed to transfer 10,000,000 Ordinary Shares to Hogstream at a unit price calculated pursuant to the previous day’s closing price per share after a discount of 20%, for a total consideration of USD$2,536,000. Argo Advisory subsequently transferred the above-mentioned 10,000,000 Ordinary Shares to Hogstream on April 20, 2022. (iii) On December 8, 2022, two shareholders entered into separate security purchase agreements with Hogstream, pursuant to which each of the two shareholders agreed to sell 9,251,125 Ordinary Shares to Hogstream at a price of US$0.087 per share for an aggregate total consideration of US$1,614,876. Upon the closing of the transactions on December 16, 2022, the two shareholderstransferred an aggregate 18,502,250 Ordinary Shares to Hogstream. (iv) An aggregate of 29,835,664 Ordinary Shares acquired by Hogstream, of which (iv.i) 505,920 Ordinary Shares were acquired in the open market in December 2022; and (iv.ii) 13,966,544 Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer; and (iv.iii) 15,363,200 Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer. Reference is made to the Company’s report on Amendment No.4 to the Schedule 13D jointly filed by Stewart Lor and Hogstream with the Securities and Exchange Commission on March 22, 2023 for more details on the transaction.

(2)	Includes (i) 5,814,851 ordinary shares was acquired by Mr. Su pursuant to the security purchase agreement dated December 16, 2022, entered between Mr.Su, other Boxinrui’s shareholders and Powerbridge Cayman; (ii) 25,080,270 ordinary shares was acquired by Mr. Su pursuant to the security purchase agreement dated March 28, 2023, entered between Mr.Su, other Boxinrui’s shareholders and Powerbridge Cayman.

(3)	Includes 828,000 Ordinary Shares underlying share options held by Wei Jiang that is exercisable within 60 days after the date of this Annual Report.

(4)	Includes 744,964 Ordinary Shares underlying share options held by Yuxia Xu that is exercisable within 60 days after the date of this Annual Report.

As of the date of this Annual Report, there were 52 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Due from related party.

	As of December 31,
	2022	2021

Guangzhou Jiatu Culture Media Co., Ltd. (1)	$-	$132,345
Shanghai Stamp Technology Co., Ltd. (2)	172,811	-
Ling Lor (2)	-	8,661
Ban Lor (2)	37,638	706,148
Stewart Lor (2)	1,566,478	781,284
Yuxia Xu (2)	363,666	-
Subtotal	2,140,593	1,628,438
Less: allowance for doubtful accounts	-	(132,345)
Due from related parties, net	$2,140,593	$1,496,093

(1)	In 2020, the Company had consulting fee prepayment of $132,345 to Guangzhou Jiatu Culture Media Co., Ltd. as of December 31, 2021, which the Company has significant influence over with. Both parties negotiated to terminate the consulting service. The balance of $132,345 as of December 31, 2021 was fully allowanced in 2021. From April to June 2022, Guangzhou Jiatu Culture Media Co., Ltd. continued to provide equivalent services, so the allowance was recovered. On June 2, 2022, the Company’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

(2)	From time to time, the Company advances funds to senior management for business purpose.

(3)	From time to time, the Company advances funds to senior management for business purpose.

Due to related party.

	As of December 31,
	2022	2021

Hong Yu (1)	$118,114	$108,990
Hybridge Holding Limited (1)	-	109,872
Subtotal	$118,114	$218,862

(1)	The above balances represent unpaid loan and expenses to these related parties.

Accounts payable-related party

	As of December 31,
	2022	2021

Guangzhou Guangrui (1)	$-	$734,263
Subtotal	$-	$734,263

(1)	As the disposal of Shantou Hongrui in Febuary 2022, Guangzhou Guangrui was no longer considered as a related party and the balance was reclassified to account payable.

Related party transactions

		For the years ended
		2022	2021	2020

Guangzhou Guangrui(1)	Service fees	$-	$725,362	$-
Guangzhou Jiatu Culture Media Co., Ltd. (2)	Service fees	$62,667	$-	$-
Stewart Lor	Interest income	$117,569	$-	$-
Yuxia Xu	Interest income	$22,802	$-	$-
Shanghai Stamp Technology Co., Ltd.	Interest income	$1,771	$-	$-

(1)	As the disposal of Shantou Hongrui in Febuary 2022, Guangzhou Guangrui was no longer considered as a related party.

(2)	On June 2, 2022, the Company’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

Short term bank loan

On November 4, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $880,239 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was guaranteed by a third party. The loan was fully repaid upon maturity.

On November 11, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $688,979 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was guaranteed by a third party. The loan was fully repaid upon maturity.

On January 28, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 for a term of one year and at a fixed annual interest rate of 4.70%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan. The loan was fully repaid upon maturity subsequently.

On December 16, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.10%. The bank loan was guaranteed by the Company’s CEO and CEO’s spouse.

 On March 9, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $470,765 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On June 10, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company partially repaid $289,973 in advance.

On July 15, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company fully repaid the loan in advance.

On March 10, 2021, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,353,828 for a term of one year and at a fixed annual interest rate of 5.3%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity.

On January 16, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $520,174 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the Company’s CEO, CEO’s spouse and a third party.

On January 19, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan.

On March 14, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $ 204,758 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the Company’s CEO, CEO’s spouse and a third party.

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

B. Amended and Restated Memorandum and Articles of Association

Our Fourth Amended and Restated Memorandum and Articles of Association were filed as Exhibit 10.1 of Form 6-K filed on November 6, 2020 and are hereby incorporated by reference into this Annual Report. The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our Fourth Amended and Restated Memorandum and Articles of Association, effective on September 30, 2020 (respectively, the “Memorandum” and the “Articles”). We were incorporated as an exempted company with limited liability under the Companies Act (2018 Revision) of the Cayman Islands, now the Companies Act (Revised) (“Cayman Companies Act”), on July 27, 2018. A Cayman Islands exempted company:

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

As of the date of this Annual Report, the authorized share capital of the Company is US $16,666,700 divided into 10,000,000,000 shares of US $0.00166667 par value each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares provided that if such operates to vary the rights of holders of ordinary shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws which applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to the companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, inter alia, a declaration as to the solvency of each constituent company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved, for a creditor-led arrangement, by a majority in number of each class of creditors with whom the arrangement is to be made, and, in either a shareholder or a creditor arrangement, three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Fourth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our Fourth Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 10% of the share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, a shareholder may give notice to the Company of business proposed to be brought before an annual general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Fourth Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

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

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. The Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Fourth Amended and Restated Memorandum and Articles of Association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Fourth Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Fourth Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

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

Documents concerning us that are referred to in this document may be inspected at c/o Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 6.3% in fiscal year 2020, further appreciated by 2.3% in fiscal year 2021 and depreciated by 8.2% in fiscal year 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 increased 2.6%, 1.5% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2022 were not effective at the reasonable assurance level due to the material weakness described below.

In connection with the audit of our financial statements for the years ended December 31, 2022, 2021 and 2020, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Onestop Assurance PAC and B F Borgers CPA PC for the periods indicated:

	December 31, 2022	December 31, 2021	December 31, 2020
Audit Fees
- Onestop Assurance PAC	$213,100	$171,000	$220,000
- B F Borgers CPA PC	-	-	150,000
All Other Fees	-		-
Total Fees	$213,100	$171,000	$370,000

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Powerbridge Technologies Co., Ltd., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title

3.1	Fourth Amended and Restated Memorandum and Articles of Association(5)

4.1	Specimen Ordinary Share Certificate(16)

4.2	Form of Underwriter Warrant(4)

5.1	Opinion of Conyers Dill & Pearman LLP

10.1	2018 Stock Option Plan(14)

10.2	2018 Amended Stock Option Plan(15)

10.3	Form of Employment Agreement(2)

10.4	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017(2)

10.5	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016(2)

10.6	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017(2)

10.7	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016(2)

10.8	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016(2)

10.9	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016(2)

10.10	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016(2)

10.11	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015(2)

10.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017(2)

10.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016(2)

10.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015(2)

10.15	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014(2)

10.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018(2)

10.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018(2)

10.18	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018(2)

10.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018(2)

10.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018(2)

10.22	Unofficial English Translation of Technology Development Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Project Department of Guiyang Gaimao Railway Port Construction (Phase I project) of No.3 Engineering Company of China Railway No.8 Engineering Group Co., Ltd. dated as of September 1, 2019(6)

10.23	Unofficial English Translation of Sales Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Wuhan Borui Int Technology Co., LTD. dated as of June 28, 2019(6)

10.24	Form of Securities Purchase Agreement(7)

10.25	Form of Securities Purchase Agreement(8)

10.26	Form of Unsecured Convertible Promissory Note(8)

10.29	Sales Agreement, dated February 23, 2021, by and between Powerbridge Technologies Co., Ltd. and A.G.P./Alliance Global Partners(11)

10.30	Unofficial English Translation of Equity Transfer Agreement, dated January 6, 2022, by and between Powerbridge Technologies Co., Ltd. and the shareholder of SmartConn., Limited

10.31	Unofficial English Translation of Equity Transfer Agreement, dated January 5, 2023, by and between Powerbridge Technologies Co., Ltd. and a shareholder of SmartConn., Limited

10.32	Unofficial English Translation of Equity Transfer Agreement, dated June 24, 2022, by and between Powerbridge Technologies Co., Ltd. and Boxinrui International Holdings Limited

10.33	Securities Purchase Agreement, dated September 1, 2022, by and between Powerbridge Technologies Co., Ltd. and Streeterville Capital, LLC(18)

10.34	Convertible Promissory Note issued by Powerbridge Technologies Co., Ltd to Streeterville Capital, LLC on September 1, 2022(17)

10.35	Ordinary Share Purchase Agreement, dated September 1, 2022, by and between Powerbridge Technologies Co., Ltd. and White Lion Capital LLC(19)

10.36	Standby Equity Purchase Agreement, dated September 9, 2022, by and between Powerbridge Technologies Co., Ltd. and YA II PN, Ltd.(20)

10.37	Securities Purchase Agreement by and between Powerbridge Technologies Co., Ltd. and Uptown Capital, LLC dated as of January 8, 2021(12)

10.38	Convertible Promissory Note dated January 8, 2021(12)

10.39	Securities Purchase Agreement dated April 9, 2021 by and between the Company and the Investor(13)

10.40	Form of Convertible Note(13)

10.41	Form of Warrant(13)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Conduct and Ethics(2)

15.1*	Consent of Audit Onestop Assurance PAC

21.1*	List of Subsidiaries of the Registrant

24.1*	Power of Attorney (included on signature page)(1)

99.1	Charter of the Audit Committee(2)

99.2	Charter of the Compensation Committee(2)

99.3	Charter of the Nominating and Corporate Governance Committee(2)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

(2)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

(3)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

(4)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

(5)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 6, 2020.

(6)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 20-F filed with the Securities and Exchange Commission on June 24, 2020.

(7)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on August 28, 2020.

(8)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on September 8, 2020.

(9)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

(10)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 25, 2020.

(11)	Previously filed; incorporated by reference to Exhibit 1.01 of the Company’s Registration Statement on Form F-3 filed with the SEC on February 23, 2021.

(12)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on February 23, 2021.

(13)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on April 9, 2021.

(14)	Previously filed, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-229128) filed with the Commission on March 21, 2019.

(15)	Previously filed, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on July 2, 2020.

(16)	Previously filed, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No.333-269513) filed with the Commission on February 1, 2023.

(17)	Previously filed, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the Commission on September 2, 2022.

(18)	Previously filed, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 2, 2022.

(19)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 9, 2022.

(20)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 13, 2022.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer

Dated:	April 28, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of POWERBRIDGE TECHNOLOGIES CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Powerbridge Technologies Co., Ltd. (collectively the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes to the consolidated financial statements and schedule (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The preparation of the attached financial statements assumes that the Company will continue to operate. As stated in Note 2 to the financial statements, for the year ended December 31, 2022, the Company had working capital of approximately $59.5 million and incurred a net loss of approximately $21.5 million. For the year ended December 31, 2022, the Company had negative operation cash flow of approximately $9.7 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The management’s plan for these matters can be found in Note 2 to the financial statements. Nevertheless, the aforementioned conditions and events raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that may arise due to the outcome of such uncertainty.

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

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2021

Singapore

April 28, 2023

PCAOB Id#: 6732

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$9,380,322	$6,960,996
Restricted cash	-	95,252
Accounts receivable, net	14,814,583	24,217,737
Notes receivable	13,049	-
Due from related parties, net	2,140,593	1,496,093
Loan receivable	59,612,192	3,816,618
Prepayments, deposits and other current assets, net	1,447,752	2,035,412
Total Current Assets	87,408,491	38,622,108

Property and equipment, net	10,996,642	10,262,418
Prepayments, deposits and other assets, net	226,544	381,656
Long term investments	30,764,195	-
Loan receivable – long term	-	64,951,511
Right of use assets	211,585	-
Deferred tax assets	980,653	601,271
Total Assets	$130,588,110	$114,818,964

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$2,609,755	$4,393,811
Accounts payable	12,815,532	20,364,911
Accounts payable-related party	-	734,263
Convertible loans	9,079,966	2,251,832
Customer deposits	483,735	575,303
Deferred revenue	893,263	1,344,637
Loan from third party	-	470,765
Accrued expenses and other current liabilities	1,733,181	835,314
Due to related party	118,114	218,862
Taxes payable	110,843	730,924
Lease liabilities	91,587	-
Total Current Liabilities	27,935,976	31,920,622
Lease liabilities - non-current	101,992	-
Total Liabilities	28,037,968	31,920,622

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary shares, 0.00166667 par value; 300,000,000 shares authorized; 285,005,647 and 56,794,773 shares issued and outstanding as of December 31, 2022 and 2021	475,018	94,660
Additional Paid-in Capital	164,753,604	117,937,928
Accumulated deficit	(59,081,432)	(37,575,834)
Accumulated other comprehensive (loss) income	(3,333,541)	2,698,884
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	102,813,649	83,155,638
Non-controlling interest	(263,507)	(257,296)
Total Equity	102,550,142	82,898,342
Total Liabilities and Equity	$130,588,110	$114,818,964

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended
	December 31,
	2022	2021	2020
REVENUES:
Application development services	$3,847,199	$20,323,422	$21,985,214
Consulting and technical support services	2,538,500	4,555,352	3,797,354
Subscription services	758,526	936,913	881,443
Trading revenue	3,338,584	6,277,141	-
Total revenues	10,482,809	32,092,828	26,664,011

COST OF REVENUES
Cost of application development services	2,443,460	12,785,491	15,320,446
Cost of consulting and technical support services	983,700	2,198,310	1,803,239
Cost of subscription services	104,499	156,113	147,631
Cost of trading revenue	3,183,729	6,237,601	-
Total cost of revenues	6,715,388	21,377,515	17,271,316

GROSS PROFIT	3,767,421	10,715,313	9,392,695

OPERATING EXPENSES
Sales and marketing	1,956,811	2,775,526	2,675,028
General and administrative	7,732,287	6,004,186	5,559,426
Provision for doubtful accounts	4,733,183	1,100,606	191,148
Research and development	3,459,987	2,611,742	2,780,944
Share based compensation	5,983,907	6,335,246	1,473,976
Total operating expenses	23,866,175	18,827,306	12,680,522

OPERATING LOSS	(20,098,754)	(8,111,993)	(3,287,827)

OTHER INCOME (EXPENSE)
Other (expense) income	608	(36,881)	106,026
(Loss) gain from disposition of a subsidiary	(1,009)	714	-
Change in fair value of convertible debt	(2,448,936)	(1,508,229)	(15,258,333)
Total other expense	(2,449,337)	(1,544,396)	(15,152,307)

LOSS BEFORE INCOME TAXES	(22,548,091)	(9,656,389)	(18,440,134)

INCOME TAX BENEFIT	(999,391)	(173,941)	(80,532)

NET LOSS	(21,548,700)	(9,482,448)	(18,359,602)

Less: loss attributable to non-controlling interests	(43,102)	(141,106)	(105,945)
NET LOSS ATTRIBUTABLE TO POWERBRIDGE	(21,505,598)	(9,341,342)	(18,253,657)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(6,012,211)	1,880,131	809,672
COMPREHENSIVE LOSS	(27,560,911)	(7,602,317)	(17,549,930)
Less: comprehensive loss attributable to non-controlling interest	(22,888)	(145,516)	(112,103)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POWERBRIDGE	$(27,538,023)	$(7,456,801)	$(17,437,827)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	109,064,183	49,264,375	16,150,065
LOSS PER SHARE
Basic and diluted	$(0.20)	$(0.19)	$(1.13)

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares*	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated deficit)	Non-controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance, December 31, 2019	8,967,748	$14,946	$15,878,438	$(9,980,835)	$(15)	$(1,487)	$5,911,047
Issuance of shares for private placement	8,800,000	14,667	17,585,333	-	-	-	17,600,000
Conversion of convertible note	27,777,776	46,297	65,212,036	-	-	-	65,258,333
Restricted shares issued for services	231,794	386	486,961	-	-	-	487,347
Options granted	-	-	986,629	-	-	-	986,629
Capital contribution by non-controlling shareholder	-	-	-	-	91	-	91
Net loss for the year	-	-	-	(18,253,657)	(105,945)	-	(18,359,602)
Foreign currency translation adjustment	-	-	-	-	(6,158)	815,830	809,672
Balance, December 31, 2020	45,777,318	$76,296	$100,149,397	$(28,234,492)	$(112,027)	$814,343	$72,693,517
Issuance shares at the market offering	1,626,327	2,711	5,125,766	-	-	-	5,128,477
Conversion of convertible loans	4,731,028	7,886	6,335,286	-	-	-	6,343,172
Issuance of shares for services	621,182	1,035	460,645	-	-	-	461,680
Options granted	-	-	5,873,566	-	-	-	5,873,566
Issuance of shares for options exercised	23,954	40	(40)		-	-	-
Issuance of reserve shares	4,014,964	6,692	(6,692)	-	-	-	-
Capital contribution by non-controlling shareholder	-	-	-	-	247	-	247
Net loss for the year	-	-	-	(9,341,342)	(141,106)	-	(9,482,448)
Foreign currency translation adjustment	-	-	-	-	(4,410)	1,884,541	1,880,131
Balance, December 31, 2021	56,794,773	$94,660	$117,937,928	$(37,575,834)	$(257,296)	$2,698,884	$82,898,342
Issuance shares at the market offering	56,800	95	56,354	-	-	-	56,449
Conversion of convertible loans	19,911,596	33,186	3,762,738	-	-	-	3,795,924
Issuance of shares for services	12,047,255	20,079	2,627,376	-	-	-	2,647,455
Options granted	-		3,336,452	-	-	-	3,336,452
Issuance of reserve shares	2,416,650	4,028	(4,028)	-	-	-	-
Issuance of shares for private placement	40,133,954	66,891	6,963,628	-	-	-	7,030,519
Issuance shares for investments	153,644,619	256,079	30,073,156	-	-	-	30,329,235
Disposition of a subsidiary	-	-	-	-	16,677	-	16,677
Net loss for the year	-	-	-	(21,505,598)	(43,102)	-	(21,548,700)
Foreign currency translation adjustment	-	-	-	-	20,214	(6,032,425)	(6,012,211)
Balance, December 31, 2022	285,005,647	$475,018	$164,753,604	$(59,081,432)	$(263,507)	$(3,333,541)	$102,550,142

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(21,548,700)	$(9,482,448)	$(18,359,602)
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation and amortization	2,163,197	2,016,719	1,451,572
Provision for doubtful accounts	4,733,183	1,100,606	191,148
Share based compensation	5,983,907	6,335,246	1,473,976
Loss from disposal of property and equipment	104,091	4,661	1,548
Deferred tax benefit	(435,741)	(174,076)	(80,641)
Change in fair value of convertible debt	2,448,936	1,508,229	15,258,333
Accrued interest of convertible debt	195,139	226,775	-
Loss (gain) from disposition of a subsidiary	1,009	(714)	-
Right of use assets amortization	45,381	-	-
Changes in assets and liabilities:
Notes receivable	(13,375)	-	217,259
Accounts receivable	2,980,772	(10,459,509)	(2,004,618)
Contract costs	-	4,088,073	(795,174)
Prepayments, deposits and other assets	581,031	(70,480)	(1,196,470)
Accounts payable	(6,150,415)	(4,444,198)	3,010,706
Accounts payable-related party	(695,373)	725,362	-
Accrued expenses and other current liabilities	999,500	(1,359,673)	860,110
Prepaid expense – related parties	-	-	813,038
Taxes payable	(578,597)	15,089	(216,624)
Deferred revenue	(357,827)	220,459	158,474
Customer deposits	(49,006)	(11,507)	268,706
Lease liabilities	(63,837)	-	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(9,656,725)	(9,761,386)	1,051,741

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment from (loans to) third parties	4,039,454	1,653,246	(64,281,291)
Purchases of property and equipment	(3,873,555)	(4,894,563)	(1,623,312)
Proceeds from disposal of property and equipment	45,670	1,907	70
Paid for long -term investment	(445,831)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(234,262)	(3,239,410)	(65,904,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	3,715,262	4,340,547	6,517,739
Repayments of bank loans	(5,201,367)	(4,650,586)	(3,765,757)
Proceeds from private placement and market offering	7,027,254	5,128,477	17,600,000
Proceeds from issuance of convertible note	7,979,983	6,860,000	50,000,000
Payments to related parties	(671,868)	(681,473)	(308,284)
(Repayment to) loan from third party	(445,831)	465,059	-
Capital contribution by non-controlling shareholder	-	247	91
NET CASH PROVIDE BY FINANCING ACTIVITIES	12,403,433	11,462,271	70,043,789

EFFECT OF EXCHANGE RATE CHANGES	(188,372)	205,069	(2,745,717)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	2,324,074	(1,333,456)	2,445,280

CASH AND RESTRICTED CASH - beginning of year	7,056,248	8,389,704	5,944,424

CASH AND RESTRICTED CASH - end of year	$9,380,322	$7,056,248	$8,389,704

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$203,380	$211,197	$203,289
Income taxes	$718	$3,836	$15,706

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$262,255	$-	$-
Conversion of convertible loans	$3,795,924	$6,343,172	$-
Issuance shares for third party receivable	$59,714	$-	$-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$9,380,322	$6,960,996	$8,389,704
Restricted cash	-	95,252	-
Total cash and restricted cash	$9,380,322	$7,056,248	$8,389,704

The accompanying notes are an integral part of these consolidated financial statements.

POWERBRIDGE TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”), is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries (collectively the “Company”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Stewart Lor, the Company’s Chairman of the Board and Chief Executive Officer (“CEO”), together with his brother, Mr. Ban Lor, are the ultimate Controlling Shareholders of the Company.

Initial Public Offering

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters’ over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO were $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

COVID-19

The COVID-19 pandemic has caused disruptions to our operations starting in December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transition our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all of our employee were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position. During 2022, our business continued to be adversely impacted by the COVID-19 pandemic. Specifically, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed upon different provinces or cities in China by the relevant local government authorities. The lockdowns and quarantines delayed our existing project progress and adversely impacted our revenue. Meanwhile, the government had to cut back on fixed assets investment due to large public health expenditures, which in turn reduced new project gaining and had adverse impact on revenue. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped. While such measures effectively reopened business within China, COVID-19’s continued existence may have significant and still not well-understood impacts on our industry.

The extent of the impact on our future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues taking actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

Reorganization

A reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of Powerbridge, a Cayman Islands holding company, and its wholly owned subsidiaries, Powerbridge Holdings Co., Limited (“Powerbridge HK”), a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”) to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company. In consideration of the transfer, the Company issued 11,508,747 shares of the Company with par value 0.001 per share to the former shareholders of Powerbridge Zhuhai. On February 10, 2019, the board of directors approved a reverse stock split of the Company’s authorized number of Ordinary Shares at a ratio of 1-0.6. After the reverse stock split, the Company’s authorized number of Ordinary Shares was 300,000,000 shares with par value of $0.00166667 per share and 6,905,248 shares were issued and outstanding immediately after the reverse stock split. The Company has retroactively adjusted all shares and per share data for all the periods presented.

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

As of December 31, 2022, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”, formerly known as “Powerbridge Technologies Co., Limited.”) (1)	100% by Powerbridge	July 27, 2018	Hong Kong, PRC	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by Powerbridge	July 28, 2020	Hong Kong, PRC	Investment holding
Powercrypto Holding Pte. Ltd. (“Powercrypto”)	100% by Powerbridge	October 1, 2021	Singapore	Management consultancy services
Powercrypto USA Inc.	100% by Powerbridge	April 5, 2022	USA	Management consultancy services
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	software application and technology services
Powerstream Capital Co., Ltd. (“Powerstream Capital”)	100% by Powerbridge HK	August 11, 2022	the PRC	Investment,software application and technology services
Shenzhen Hongding Interconnect Technology Co., Ltd.	100% by Hongding	October 21, 2020	the PRC	software application and technology services
Shenzhen Honghao Internet Technology Co., Ltd (“Honghao”)	100% by Hongding	July 28, 2020	the PRC	software application and technology services
Wuhan Honggang Technology Co., Ltd (“Honggang”)	60% by Powerbridge Zhuhai	June 21, 2019	the PRC	software application and technology services
Chongqing Powerbridge Zhixin Technology Co., Ltd (“Zhixin”) (2)	45% by Powerbridge Zhuhai	September 2, 2019	the PRC	software application and technology services
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”) (2)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	software application and technology services

(1)	On November 29, 2022, Powerbridge Technologies Co., Ltd changed the name to Powerbridge Holding Limited.

(2)	Certain third-party shareholders of Zhixin signed consents with the Company for the year ended December 31, 2022, which stated that the Company has the power and control to direct the activities that most significantly impact Zhixin and they unconditionally vote by consensus with the Company in all the board decisions. As such, the Company consolidates the financial results of Zhixin based on the voting power.

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

Liquidity

For the year ended December 31, 2022, the Company had working capital of approximately $59.5 million and incurred a net loss of approximately $21.5 million. For fiscal 2022, the Company had negative operation cash flow of approximately $9.7 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2022, the Company had cash of approximately $9.4 million.

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s ordinary shares at the lowest daily VWAP of the Ordinary Shares during the Valuation Period by 97%. As of December 31, 2022, the Company issued 22,875,000 ordinary shares and net proceeds was $3,519,202. In 2023, the Company issued 5,000,000 ordinary shares and net proceeds was $491,180.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD.. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 223,880 ordinary shares as a commitment fee. As of December 31, 2022, the Company issued 17,035,074 ordinary shares and net proceeds was $3,511,317. The Company issued 223,880 ordinary shares for commitment fee on January 1, 2023. In 2023, the Company issued 26,235,245 ordinary shares and net proceeds was $2,758,873.

On November 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 223,880 ordinary shares as a commitment fee. The Company issued 223,880 ordinary shares for commitment fee on December 15, 2022. In 2023, the Company issued 6,250,000 ordinary shares and net proceeds was $530,000.

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

The Company elected the fair value option to account for its convertible loan. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 11 for additional information.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible notes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021

Opening balance	$2,251,832	$-
Issuance of convertible note	7,979,983	6,860,000
Loss on change in fair value of convertible notes	2,448,936	1,508,229
Accrued interest	195,139	226,775
Conversion of convertible notes	(3,795,924)	(6,343,172)
Total	$9,079,966	$2,251,832

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2022 and 2021, cash balances were $9,380,322 and $6,960,996, respectively.

Restricted cash

Restricted cash mainly represents security deposits as required by certain customers on the Company’s projects. The deposits in restricted bank accounts cannot be withdrawn until the Company completes the related projects. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements. As of December 31, 2022 and 2021, restricted cash consists of cash equivalents of $nil and $95,252 used as collateral to secure the Company’s projects. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions.

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

Property and equipment, net

Property and equipment, net, mainly comprise furniture and furniture, vehicles, compute, equipment and buildings are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	3-10 years
Automobiles	5-8 years
Capitalized development costs and software acquired	5-10 years
Computer equipment	5 years
Buildings	28 years

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

Capitalized development costs

The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended December 31, 2022, 2021 and 2020 the Company recognized $nil impairment for the long-lived assets.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On January 1, 2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the years ended December 31, 2022, 2021 and 2020 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

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

(4) Trading revenue

The Company started trading business (sales of consumables) for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Revenue from trading business accounted for 31.8% of the Company’s revenue for the year ended December 31, 2022.

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

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract fulfillment cost and contract acquisition costs as of December 31, 2022 and 2021.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as customer deposits and deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2022 and 2021, the balance of customer deposits amounted to $483,735 and $575,303, respectively. As of December 31, 2022 and 2021 the balance of deferred revenue amounted to $893,263 and $1,344,637, respectively.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2022, 2021 and 2020, the advertising expense amounted to $25,373, $279,979 and 53,445, respectively.

Operating leases

The Company adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Company has lease contracts for factory and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2021 and 2020. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Loss per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2021 and 2020, since the company had a loss, basic and dilutive loss per share is the same.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2022 and 2021, the aggregate amount of cash and restricted cash of $5,418,450 and $6,971,124, respectively, were held at major financial institutions in PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB appreciated by 2.3% in fiscal year 2021 and deprecation by 8.2% in fiscal year 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks - continued

(c)	Significant customers

For the year ended December 31, 2022, one customer accounted for 31.8% of the Company’s total revenues. For the year ended December 31, 2021, one customer accounted for 12.8% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 25.7% of the Company’s total revenues. As of December 31, 2022 and 2021, no customer accounted for more than 10% of the Company’s accounts receivable.

(d)	Significant suppliers

For the year ended December 31, 2022, three suppliers accounted for 38.1%, 14.8% and 12.1% of the Company’s total purchases, respectively. For the year ended December 31, 2021, one supplier accounted for 15.8% of the Company’s total purchases. For the year ended December 31, 2020, one supplier accounted for 21.3% of the Company’s total purchases. As of December 31, 2022, one supplier accounted for 10.9% of the Company’s total accounts payable. As of December 31, 2021, no supplier accounted for more than 10.0% of the Company’s total accounts payable.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2022	2021

Accounts receivable	$21,895,260	$26,825,337
Less: Allowance for doubtful accounts	(7,080,677)	(2,607,600)
Total accounts receivable, net	$14,814,583	$24,217,737

Unbilled accounts receivable included in accounts receivable above amounted to $10,027,584 and $13,067,528 as of December 31, 2022 and 2021, respectively. The unbilled accounts receivables as of December 31, 2022 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of March 28, 2023, approximately $1.6 million (or 7.3%) of total accounts receivable as of December 31, 2022 was collected. It represented 12.5% of billed accounts receivable balance and 1.1% of unbilled accounts receivable balance as of December 31, 2022 were subsequently collected, respectively.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2022	2021	2020

Beginning balance	$2,607,600	$1,581,142	$1,669,658
Provision for doubtful accounts	4,783,518	1,011,760	-
Recovery	-	-	(189,286)
Written-off	-	(34,879)	-
Foreign currency translation adjustments	(310,441)	49,577	100,770
Ending balance	$7,080,677	$2,607,600	$1,581,142

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2022	2021

Security deposits (1)	$216,446	$381,813
Advances to suppliers	564,810	1,483,084
Advances to employees	141,249	317,725
Prepaid expense	976,788	360,074
Others	139,976	188,216
	2,039,269	2,730,912
Less: Long term portion	(226,544)	(381,656)
Allowance for doubtful accounts	(364,973)	(313,844)
Prepayments, deposits and other assets – current portion	$1,447,752	$2,035,412

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2022	2021	2020

Beginning balance	$313,844	$306,513	$31,139
Provision for doubtful accounts	75,000	88,846	258,280
Written-off	-	(88,846)	-
Foreign currency translation adjustments	(23,871)	7,331	17,094
Ending balance	$364,973	$313,844	$306,513

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Loans to third parties

Loans to third parties consisted of the following:

	As of December 31,
	2022	2021

Unsecured loan receivable from third parties (1)	$-	$300,000
Guaranteed loan receivable from media business (2)	59,612,192	68,468,129
	59,612,192	68,768,129
Less: Long term portion	-	(64,951,511)
Prepayments, deposits and other assets – current portion	$59,612,192	$3,816,618

(1)	As of December 31,2021, the loan to third party (Yuxia Xu) amounted to $300,000 with annual interest approximately 4.85% upon maturity, unsecured and due on March 7, 2022. The interest rate raised to 10% after March 7, 2021. Yuxia Xu was appointed CFO and Chief Operating Officer, with effect from May 1, 2022, so the loan balance as of December 31, 2022 was reclassified to due to related party.

(2)

Pursuant to the agreement with Shenzhen Kezhi Technology Co., Ltd.(“Kezhi”) on September 25, 2020 and a series of amendments entered during the period from September 25, 2020 to May 16, 2021, the Company intends to expand to media business through Kezhi. The Company originally planned to acquire certain media business assets from Kezhi, however, due to uncertainties in COVID-19, the Company and Kezhi ultimately reached into a final agreement (“Final agreement”) on May 16, 2021. Pursuant to the Final agreement, the Company agreed to extend a working capital support loan to Kezhi in aggregated of $64,420,344 (RMB444,320,000) with expected annual returns over two years and coupon interest rate of 5%. The company collected $4,808,152 (RMB33,162,788) in fiscal year 2022. As of December 31, 2022, the outstanding balance was $59,612,192 (RMB 411,157,212).

On January 5, 2023, the Company, Kezhi, the guarantor and the guarantor’s senior management Mr. Su Haoqing, entered into a debt extinguish agreement. Pursuant to the agreement, Mr. Su Haoqing settled the remaining RMB $59,612,192 (RMB411,157,212) debt by rendering 20 antique art pieces. .The company is performing valuation for accounting recognition purposes by a third-party valuation company.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long term investment

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
Balance as of January 1, 2022	$-	$-	$-
Additions	11,120,935	19,643,260	30,764,195
Balance as of December 31, 2021	$11,120,935	$19,643,260	$30,764,195

(i)

During the year ended December 31, 2022, the Company invested $434,960 (RMB3.0 million) cash and issued 5,756,481 shares (equivalent to $1,844,377) for 5.0% equity interest in Shenzhen Chenbao Information service Co., Ltd. (“Chenbao”) in which the Company does not have significant influence and such investment does not have readily determinable fair values.

On January 20, 2022, the Company invested issued 17,138,305 shares (equivalent to $8,305,222) for 19.99% equity interest in SamartConn CO., Limited (“SamartConn”) in which the Company does not have significant influence and such investment does not have readily determinable fair values.

On November 1, 2022, the Company invested issued 55,506,750 shares (equivalent to $9,058,701) for 19% equity interest in DTI Group Limited (“DTI”) in which the Company does not have significant influence and such investment does not have readily determinable fair values.

On January 1, 2022, the Company gained 5% equity interest in Guangzhou Xingsheng Information Technology Limited for $0 consideration, in which the Company does not have significant influence and such investment does not have readily determinable fair values.

(ii)	On June 28, 2022, the Company invested issued 19,942,553 shares (equivalent to $6,674,772) for 15% equity interest in Boxinrui International Holdings Limited (“Boxinrui”) in which the Company does not have significant influence and such investment do not have readily determinable fair values. On December 28, 2022, the Company further issued 55,300,530 shares (equivalent to $4,446,163) for 20% equity interest in Boxinrui International Holdings Limited. As a result, the Company considers it has significant influence on this investment based on its voting power.

Note 7 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,
	2022	2021

Computer equipment	$380,055	$544,972
Office equipment, fixtures and furniture	2,033,617	2,133,433
Capitalized development cost and software acquired	10,886,033	10,464,573
Automobiles	189,325	224,713
Buildings	4,715,189	-
Construction in Progress	-	2,656,120
Subtotal	18,204,219	16,023,811
Less: accumulated depreciation and amortization	(7,207,577)	(5,761,393)
Total	$10,996,642	$10,262,418

Depreciation and amortization expense for the years ended December 31, 2022, 2021 and 2020 amounted to $359,344, $324,367 and $310,845, respectively. The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage. The amortization expense for the years ended December 31, 2022, 2021 and 2020 totaled $1,803,853, $1,692,352 and $1,140,727, respectively. As of December 31, 2022, buildings with net book value amounted to $4,184,190 were pledged for obtaining various of loans (See Note 9).

The estimated amortization of capitalized development cost is as follows:

Twelve months ending December 31,	Estimated amortization expense
2023	$1,740,480
2024	1,463,967
2025	971,331
2026	501,910
2027	192,039
Total	$4,869,727

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party balances and transactions

Related party transactions and balances

Name of Related Party	Relationship to the Company
Guangzhou Jiatu Culture Media Co., Ltd. (formerly as Guangzhou Powerbridge Blockchain Co., Ltd.)	Company has significant influence over with this entity
Ban Lor	Shareholder of the Company
Stewart Lor	CEO
Yuxia Xu	CFO
Hong Yu	shareholder of Zhixin
Shanghai Stamp Technology Co., Ltd.	The Company owns equity interest
Ling Lor	Ban Lor’s spouse
Hybridge Holding Limited	Shareholder of the Company
Guangodong Guangrui Network Technology Co., Ltd. (Guangdong Guangrui)	Company has significant influence over with this entity.

a	Due from related parties:

	As of December 31,
	2022	2021

Guangzhou Jiatu Culture Media Co., Ltd. (1)	$-	$132,345
Shanghai Stamp Technology Co., Ltd. (2)	172,811	-
Ling Lor (2)	-	8,661
Ban Lor (2)	37,638	706,148
Stewart Lor (2)	1,566,478	781,284
Yuxia Xu (2)	363,666	-
Subtotal	2,140,593	1,628,438
Less: allowance for doubtful accounts	-	(132,345)
Due from related parties, net	$2,140,593	$1,496,093

(1)	In 2020, the Company had consulting fee prepayment of $132,345 to Guangzhou Jiatu Culture Media Co., Ltd. as of December 31, 2021, which the Company has significant influence over with. Both parties negotiated to terminate the consulting service. The balance of $132,345 as of December 31, 2021 was fully allowanced in 2021. From April to June 2022, Guangzhou Jiatu Culture Media Co., Ltd. continued to provide equivalent services, so the allowance was recovered. On June 2, 2022, the Company’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

(2)	From time to time, the Company advances funds to senior management for business purpose.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Related party balances and transactions (continued)

b	Due to related party:

	As of December 31,
	2022	2021

Hong Yu (1)	$118,114	$108,990
Hybridge Holding Limited (1)	-	109,872
Subtotal	$118,114	$218,862

(1) The above balances represent unpaid loan and expenses to these related parties.

c	Accounts payable-related party

	As of December 31,
	2022	2021

Guangzhou Guangrui (1)	$-	$734,263
Subtotal	$-	$734,263

(1)	As the disposal of Shantou Hongrui in Febuary 2022, Guangzhou Guangrui was no longer considered as a related party and the balance was reclassified to account payable.

d	Related party transactions

		For the years ended
		2022	2021	2020

Guangzhou Guangrui(1)	Service fees	$-	$725,362	$-
Guangzhou Jiatu Culture Media Co., Ltd. (2)	Service fees	$62,667	$-	$-
Stewart Lor	Interest income	$117,569	$-	$-
Yuxia Xu	Interest income	$22,802	$-	$-
Shanghai Stamp Technology Co., Ltd.	Interest income	$1,771	$-	$-

(1)	As the disposal of Shantou Hongrui in Febuary 2022, Guangzhou Guangrui was no longer considered as a related party.

(2)	On June 2, 2022, the Company’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2022	December 31, 2021

Loan from Bank of Communication	$2,174,796	$1,569,218
Loan from Bank of China	434,959	470,765
Loan from Guangfa Bank	-	2,353,828
	$2,609,755	$4,393,811

On November 4, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $880,239 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was guaranteed by a third party. The loan was fully repaid upon maturity.

On November 11, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $688,979 for a term of one year and at a fixed annual interest rate of 4.5675%. The bank loan was guaranteed by a third party. The loan was fully repaid upon maturity.

On January 28, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 for a term of one year and at a fixed annual interest rate of 4.70%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan. The loan was fully repaid upon maturity subsequently.

On December 16, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.10%. The bank loan was guaranteed by the Company’s CEO and CEO’s spouse.

On March 9, 2021, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $470,765 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by Mr. Ban Lor. The loan was fully repaid upon maturity.

On June 10, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company partially repaid $289,973 in advance.

On July 15, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company fully repaid the loan in advance.

On March 10, 2021, Powerbridge Zhuhai entered into a loan agreement with Guangfa Bank to obtain a loan of $2,353,828 for a term of one year and at a fixed annual interest rate of 5.3%. The bank loan was guaranteed by Mr. Ban Lor and the company’s account receivable of some programs was pledged to secure the loan. The loan was fully repaid upon maturity.

For the years ended December 31, 2022, 2021 and 2020, interest expense was $203,380, $211,197 and $203,289, respectively, with the weighted average interest rate of 5.1%, 5.0% and 4.7%, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Lease

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the years ended December 31, 2022, 2021 and 2020 amounted to $162,799, $307,497 and $305,832, respectively.

Supplemental balance sheet information related to operating leases was as follows:

December 31, 2022
Right-of-use assets, net	$211,585

Operating lease liabilities - current	91,587
Operating lease liabilities - non-current	101,992
Total operating lease liabilities	$193,579

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.4 years
Weighted average discount rate	5.0%

The following is a schedule of maturities of lease liabilities as of December 31, 2022:

Twelve months ending June 30,	RMB
2023	99,014
2024	76,601
2025	28,772
Total future minimum lease payments	204,387
Less: imputed interest	10,808
Present value of lease liabilities	193,579

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Notes

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

On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued the Investor an unsecured promissory note on September 1, 2022 in the original principal amount of $8,640,000 (the “Note”), convertible into ordinary shares, par value $0.00166667 per share, of the Company, for $8,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on September 1, 2022. The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $640,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Convertible Notes (continued)

Conversion of convertible notes

For the year ended December 31, 2022, YA delivered conversion notice for convertible notes in an aggregate of principle of $2,000,000 to the Company and the Company issued an aggregate of 5,929,838 ordinary shares, par value $0.00166667 per share, of the Company, to YA. The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

The Company has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the binomial tree model based on probability of remaining as straight debt using discounted cash flow with the following assumptions

February 9, 2022-May 25, 2022
Risk-free interest rate	0.53-0.91%
Expected life	0.20-0.48 year
Discount rate	9.33-11.22%
Expected volatility	80.48-143.72%
Expected dividend yield	0%
Fair value	$2,261,270

For the year ended December 31, 2022, Streeterville delivered conversion notice for convertible notes in an aggregate of principle of $1,250,310 to the Company and the Company issued an aggregate of 13,981,758 ordinary shares, par value $0.00166667 per share, of the Company, to Streeterville. The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

November 8, 2022-December 24, 2022
Risk-free interest rate	4.66-4.72%
Expected life	0.70-0.83 year
Discount rate	1137-11.72%
Expected volatility	99.91-103.93%
Expected dividend yield	0%
Fair value	$1,534,654

The convertible notes are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant inputs used in developing the fair value of the convertible notes include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized a loss of change in fair value of convertible note of $2,448,936, $1,508,229 and $15,258,333, respectively. Interest expense recognized for these convertible notes for the years ended December 31, 2022, 2021 and 2020 were$195,139, $226,775 and $nil, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

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

The impact of the preferred tax treatment noted above decreased income taxes by $662,675, $89,850 and $25,735 for the fiscal years 2022, 2021 and 2020, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was nil, nil and $nil for the years ended December 31, 2022, 2021 and 2020, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2022	2021	2020

Current	$(563,650)	$135	$109
Deferred	(435,741)	(174,076)	(80,641)
Total income tax benefit	$(999,391)	$(173,941)	$(80,532)

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

(a)	Income tax - continued

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2022	2021	2020

PRC statutory rates	25.0	25.0%	25.0%
Preferential tax rates	(2.9)	(25.8)%	(25.0)%
R&D credits	1.5	3.0%	1.7%
Change in valuation allowance and others	(19.2)	(0.4)%	(1.3)%
Effective tax rate	4.4	1.8%	0.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2022	2021

Deferred tax assets:
Provision for doubtful accounts	$1,260,557	$455,343
Depreciation and amortization	162,980	145,928
Net operating loss carryforward	1,388,155	738,187
Valuation allowance	(1,831,039)	(738,187)
Total deferred tax assets	$980,653	$601,271

As of December 31, 2022, the Company has approximately $8.6 million net operating loss (“NOL”) carryforwards with expirations by 2027. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $1,831,039 and $738,187 valuation allowance against the deferred tax assets that the Company does not expect to realize at December 31, 2022 and 2021, respectively.

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

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

(c)	Tax payable

Taxes payable consists of the following:

	As of December 31,
	2022	2021

Income taxes payable	$-	$594,026
VAT and other tax payable	110,843	136,898
Totals	$110,843	$730,924

Uncertain tax positions

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2022 and 2021, the Company had accrued (before adjustment) total income tax liabilities of $550,602 and $594,026, respectively. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of $550,602 (or RMB3,798,484) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from $550,602 to $nil as of December 31, 2022.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022,2021 and 2020. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

Note 13 — Equity

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

On September 30, 2020, the Company held its 2020 special general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved the Company’s amended and restated Memorandum and Articles of Association (“A&R M&A”) to increase the authorized share capital. As a result, the Company’s authorized share capital was $500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each, with an increase of an additional 270,000,000 shares of a par value of US$0.00166667 each.

On December 5, 2022, the Company held its 2022 special general meeting of shareholders. At the Meeting, the Company’s shareholders approved an amendment to the Company’s amended and restated Memorandum and Articles of Association (“A&R M&A”) to increase the authorized share capital. As a result, the Company’s authorized share capital is $16,666,700 divided into 10,000,000,000 shares of a par value of US$0.00166667 each, with an increase of an additional 9,700,000,000 shares of a par value of US$0.00166667 each.

The Company had 285,005,647 and 56,794,773 ordinary shares issued and outstanding as of December 31, 2022 and 2021, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (continued)

Ordinary Shares - continued

●	IPO

On April 4, 2019, the Company consummated its initial public offering (“IPO”) of 2,012,500 Ordinary Shares at a price of $5.00 per shares including the exercise in full of the underwriters’ over-allotment option of 262,500 ordinary shares at IPO price of $5.00 per share. The gross proceeds from the IPO were $10,062,500 and the net proceeds was $8,021,987. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

●	Public Offering Warrants

In connection with the IPO on April 4, 2019, the Company issued warrants totaling 122,500 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $5.50 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. No warrants were exercised for the year ended December 31, 2020 and 2019. As of December 31, 2022 and 2021, the total number of warrants outstanding was 122,500 with weighted average remaining life of 1.24 years and 2.25 years, respectively. No warrants were exercised as of December 31, 2022 and 2021. The fair value of this Public Offering Warrants was $356,200, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $5.00, risk free rate of 2.2%; expected term of 5 years; exercise price of the warrants of $5.5, volatility of 71.9%; and expected future dividends of nil.

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

On March 15, 2020, the Company signed a consulting agreement with an independent marketing professional with term of one year. Pursuant to the agreement, the Company agreed to pay total of 150,000 ordinary shares as compensation for the services after signing of the agreement. The Company issued 150,000 restricted ordinary shares on April 14, 2020. The fair value of those shares was assessed at approximately $332,100 based on the stock price of contract date. On July 30, 2020, the Company issued 24,254 ordinary shares as compensation to an advisory firm for the related investor relations advisory service during the period ended from January 2020 to July 2020. The fair value of those shares was assessed at approximately $65,001 based on the stock price of contract date. On September 26, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 100,000 ordinary shares as compensation for new business segment strategic positioning and planning services. The Company has issued the above 100,000 shares as of December 31, 2021. On August 17, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 10,000 ordinary shares as compensation for services. The Company has issued the above 10,000 shares as of December 31, 2022. On October 19, 2021, the Company issued 21,182 ordinary shares as compensation to an advisory firm for the related investor relations advisory service. On May 18, 2022, the Company issued 37,255 ordinary shares as compensation to an advisory firm for the related investor relations advisory service.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (continued)

For the year ended December 31, 2022, 2021 and 2020, the Company recorded a consulting fee expense of $649,122, $461,680 and $487,347 included in the share-based compensation expense. As of December 31, 2022 and 2021, there were unrecognized share-based compensation expense related to the restricted shares issued for consulting services amounted to $52,249 and $689,807.

●	Restricted share units (“RSUs”) issued for consulting services

On June 16, 2022, the board of directors proposed to modify the Company’s Amended 2018 Stock Option Plan), by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Share Units to the employees, Directors and consultants of the Company.

On July 15, 2022 the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 12,000,000 RSUs (representing 1 ordinary shares of the Company, with par value US$0.00166667 per share) as compensation for the services after signing of the agreements. The Company issued 12,000,000 RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date. For the year ended December 31, 2022, the Company recorded a consulting fee expense of $1,998,333 included in the share-based compensation expense. As of December 31, 2022, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $11,081,667.

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

On April 4, 2019, the Board approved to issue 1,050,500 stock options to its employees under 2018 stock option plan with exercise price of $5.0 per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024. On January 29, 2022, the Board cancelled this plan.

On April 4, 2019, the Board approved to issue 300,000 stock options to an external consultant under 2018 stock option plan with exercise price of $3.75 per share. These options were fully vested upon grant and will expire no later than April 3, 2029. On February 18, 2021, the consultant excised 58,110 shares options on a cashless basis. On February 6, 2021, the Company issued 23,954 ordinary shares to the consultant.

On May 26, 2021, the Board approved to issue 7,604,964 stock options to its employees under 2018 stock option plan with exercise price of $1.22 per share. 4,014,964 of these stock options were fully vested upon grant; 3,590,000 of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026. On January 26, 2022 the Board approved to amend the exercise price from $1.22 to $0.34 per share, 5,809,964 of these stock options were fully vested upon grant; 1,795,000 of these stock options was vested in one year after grant. The Company recorded modification expense of $2,139,555. On May 16, 2022, the Board further approved to amend the exercise price from $0.34 to $0.265 per share. The Company recorded modification expense of $137,641. On December 20, 2022, the Board further approved to amend the exercise price from $0.265 to $0.084 per share. The Company recorded modification expense of $206,461.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. For the year ended December 31, 2022, assumptions used to estimate the fair value of stock options on the grant dates are as follows:

	Options granted in May 2021	Options Amended in January, 2022	Options Amended in May, 2022	Options Amended in December, 2022
Risk-free interest rate	0.81%	1.66%	0.81%	4.44%
Expected life of the options	5 years	4.33 years	4.03 years	3.43 years
Expected volatility	96.0%	96.0%	96.0%	96.0%
Expected dividend yield	-%	-%	-%	-%
Fair value	$7,232,526	$2,106,163	$1,652,811	$689,971

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (continued)

2018 Stock option plan

A summary of activities of the stock options for the years ended December 31, 2022, 2021 and 2020 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of December 31, 2019	1,350,500	4.72	5.37	-
Granted	-	-	-	-
Expired, forfeited or cancelled	-	-	-	-
Outstanding as of December 31, 2020	1,350,500	4.72	4.37	-
Granted	7,604,964	1.22	-
Exercised	(58,110)
Outstanding as of December 31, 2021	8,897,354	1.74	4.23	-
Granted	-	-	-	-
Cancelled	(1,050,500)	4.72	-	-
Outstanding as of December 31, 2022	7,846,854	1.30	3.49
Exercisable as of December 31, 2022	7,846,854	1.30	3.49	-

For the year ended December 31, 2022, 2021 and 2020, total share-based compensation expenses recognized for the share options granted were $3,336,452, $5,873,566 and $986,629, respectively. As of December 31, 2022 and 2021, there were $nil and $2,415,370 unrecognized share-based compensation expenses related to the share options granted, respectively.

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

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s ordinary shares at the lowest daily VWAP of the Ordinary Shares during the Valuation Period by 97%. As of December 31, 2022, the Company issued 22,875,000 ordinary shares and net proceeds was $3,519,202. In 2023, the Company issued 5,000,000 ordinary shares and net proceeds was $491,180.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD.. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 223,880 ordinary shares as a commitment fee. As of December 31, 2022, the Company issued 17,035,074 ordinary shares and net proceeds was $3,511,317. The Company subsequently issued 223,880 ordinary shares for commitment fee on January 1, 2023. In 2023, the Company issued 26,235,245 ordinary shares and net proceeds was $2,758,873.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 223,880 ordinary shares as a commitment fee. The Company issued 223,880 ordinary shares for commitment fee on December 15, 2022. In 2023, the Company issued 6,250,000 ordinary shares and net proceeds was $530,000.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (continued)

Conversion of convertible notes

On November 16, 2020, the Company issued an aggregate of 27,777,776 restricted ordinary shares, par value $0.00166667 per share, of the Company, to the conversion note holders. The fair value of the conversion note was assessed at $65,258,333 upon conversion based on the binomial model assessed by the independent valuation firm.

On August 13, 2021, The Company issued an aggregate of 3,054,591 ordinary shares, par value $0.00166667 per share, of the Company, to YA. The fair value of the conversion note was assessed at $4,445,433 upon conversion based on the binomial model assessed by the independent valuation firm.

On September 8 2021, Uptown delivered conversion notice for all convertible notes in an aggregate of principle of $1,650,000. The Company issued an aggregate of 1,676,437 ordinary shares, par value $0.00166667 per share, of the Company, to Uptown. The fair value of the conversion note was assessed at $1,897,739 upon conversion based on the binomial model assessed by the independent valuation firm.

On May 25, 2022, The Company issued an aggregate of 5,929,838 ordinary shares, par value $0.00166667 per share, of the Company, to YA (Note 11). The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

On December 12, 2022, The Company issued an aggregate of 13,981,758 ordinary shares, par value $0.00166667 per share, of the Company, to Streeterville (Note 11). The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

Shares issued for reserve

On August 5, 2021, the Company issued 4,014,964 ordinary shares held in an escrow account as reserve solely for potential stock options. On September 20, 2022, the Company issued 2,416,650 ordinary shares held in an escrow account as reserve solely for potential stock options. As of December 31, 2022, no shares were transferred to the holders.

At the market(“ATM”) offering

On February 23, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, as sales agent and/or principal (the “Offering”) up to $30,000,000 of its ordinary shares, par value $0.00166667 per share (the “Shares”). Any Shares offered and sold in the Offering will be issued pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, and the sales agreement prospectus that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC, for an aggregate offering price of up to $200 million. For the year ended December 31, 2021, the Company sold 1,626,327 ordinary shares, par value $0.00166667 per share, through the ATM offering with net proceeds of $5,128,477. For the year ended December 31, 2022, the Company sold 56,800 ordinary shares, par value $0.00166667 per share, through the ATM offering with net proceeds of $56,449, the amount was received on January 28, 2023.

Shares issued for long-term investments

In connection of the long-term investment of Smartconn, on January 20, 2022, the Company issued 17,138,305 ordinary shares to the original shareholders of Smartconn as consideration of 19.99% equity interest. The fair value of the shares issued amounted to $8,305,222.

In connection of the long-term investment of Boxinrui on June 28, 2022, the Company issued 19,942,553 ordinary shares to the original shareholders of Boxinrui as consideration of 15% equity interest. The fair value of the shares issued amounted to $6,674,772. On December 28, 2022, the Company further issued 55,300,530 ordinary shares to the original shareholders of Boxinrui as consideration of 20% equity interest. The fair value of the shares issued amounted to $4,446,163.

In connection of the long-term investment of Chenbao, on August 24, 2022, the Company issued 5,756,481 ordinary shares to the original shareholders of Chenbao as partial consideration of 5% equity interest. The fair value of the shares issued amounted to $1,844,377.

In connection of the long-term investment of DTI, on November 1, 2022, the Company issued 55,506,750 ordinary shares to the original shareholders of DTI as consideration of 19% equity interest. The fair value of the shares issued amounted to $9,058,701.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (continued)

Additional paid-in capital

As of December 31, 2022 and 2021, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

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

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2022 and 2021, as a result, the statutory reserve balances were $nil as of December 31, 2022 and 2021.

Note 14 — Commitments and contingencies

Contingencies

In the ordinary course of the business, the Company subject to periodic legal or administrative proceedings. The Company accrues liability when the loss is probable and reasonably estimable. On April 28, 2022, Shengfeng Zeng (a former employee) filed a lawsuit against the Company for a debt dispute of $71,282 (RMB491,647). On January 10, 2023, the Court ordered the Company to pay Shengfeng Zeng $71,282 (RMB491,647). The Company filed an appeal on March 6, 2023. The Company recorded the disputed amount $69,159 (RMB477,001) in the accrued liabilities based on the best estimate of the management as of December 31, 2022.

Note 15 — Segment reporting

For the years ended December 31, 2022 and 2021, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended December 31,
	2022	2021	2020
REVENUES:
Application development services*	$3,847,199	$20,323,422	$21,985,214
Consulting and technical support services	2,538,500	4,555,352	3,797,354
Subscription services	758,526	936,913	881,443
Trading revenue	3,338,584	6,277,141	-
Total revenues	$10,482,809	$32,092,828	$26,664,011

*	For the years ended December 31, 2022, 2021 and 2020, certain application development service arrangements included sales of IT equipment. Such revenue of $2,609,531, $14,472,010 and $6,299,982 was included in the application development service revenue for years ended December 31,2022, 2021 and 2020, respectively.

POWERBRIDGE TECHNOLOGIES CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Subsequent events

Long-term investments

On January 5, 2023, the Company entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition will be paid in the form of 114,899,222 newly issued shares of the Company. The acquisition closed on January 18, 2023. Prior to the Acquisition, the Company held 19.99% in Smartconn, which together with the newly acquired shares, the Company holds in total 50.99% in Smartconn.

On March 21, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to purchase 32% equity of DTI for a consideration of approximately RMB96.7 million. The consideration of will be paid in the form of 167,592,318 newly issued shares of the Company. The acquisition closed on March 24, 2023. Prior to the Acquisition, the Company held 19% in DTI, which together with the newly acquired shares, the Company holds in total 51% in DTI.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders (the “Relevant Shareholders”) of BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”), pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui for a consideration of approximately US$25.8 million, which shall be satisfied by way of allotment and issue of an aggregate of 276,448,625 shares to the Relevant Shareholders (the “Third Acquisition”). The Company will hold an aggregate of 100% equity interest of the Boxinrui following the closing of the acquisition.

Bank loans

On January 16, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $520,174 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the Company’s CEO, CEO’s spouse and a third party.

On January 19, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan.

On March 14, 2023, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $ 204,758 for a term of one year and at a fixed annual interest rate of 4.20%. The bank loan was guaranteed by the Company’s CEO, CEO’s spouse and a third party.

Convertible notes

From January 2023 to March 2023, Streeterville delivered conversion notice for convertible notes in principle of $2,427,582. The Company issued an aggregate of 26,849,931 ordinary shares, par value $0.00166667 per share, of the Company, to Streeterville.

Equity financing

The Company issued 5,000,000 ordinary shares and received approximately $0.5 million from White Lion (Note 13) in 2023.

The Company issued 26,235,245 ordinary shares and received approximately $2.8 million from YA II PN, LTD. (Note 13) in 2023.

The Company issued 6,250,000 ordinary shares and received approximately $0.5 million from TBS (Note 13) in 2023.

New subsidiary

To explore metaverse business, the Company established one new subsidiary in China. Hunan Powerverse Digital Co., Ltd. was established on March 9, 2023 and the Company has 51% equity interest.