Form 20-F/A
period 2022-12-31
Powerbridge Technologies Co., Ltd.
filed 2023-07-07
CIK 1754323

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

Auditor Name:	Auditor Location:	Auditor Firm ID:
OneStop Assurance PAC	Singapore	6732

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 28, 2023 (the “Original Form 20-F”) of Powerbridge Technologies Co., Ltd. (the “Company”). This Form 20-F/A is being filed to disclose that the Company opts to take advantage of the exemption afforded to foreign private issuers in relation to the requirement of shareholder approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares pursuant to Nasdaq Listing Rule 5635(d).

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powerbridge Technologies Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer

Dated:	July 7, 2023

3