Form 20-F
period 2023-12-31
X3 Holdings Co., Ltd.
filed 2024-04-30
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-38851

X3 HOLDINGS CO., LTD.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of principal executive offices)

Stewart Lor, Chief Executive Officer

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

Tel: +65.8038.6502

Email: ir@x3holdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
ordinary shares, par value $0.40	XTKG	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

As of December 31, 2023, the issuer had 259,464,169 Class A ordinary shares and 243,902 Class B ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD” and “U.S. dollars” are to the legal currency of the United States.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	“Controlling Shareholders” refers to Stewart Lor.

●	Depending on the context, the terms “we”, “us”, “our company”, “our”, “X3 Holdings”, “Powerbridge” and “Powerbridge Cayman” refer to X3 Holdings Co., Ltd. (formerly known as Powerbridge Technologies Co., Ltd.), a Cayman Islands company, its subsidiaries and affiliated companies.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“Hongding Hong Kong” refers to Hongding Technology Co., Ltd., a Hong Kong company.

●	“IPO” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Holdings Limited, a Hong Kong company.

●	“Powerbridge Zhuhai” refers to Powerbridge Technology Group Co., Ltd., a PRC company.

●	“PRC” and “China” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

●	“R&D” refers to research and development.

●	“Securities Exchange Commission”, “SEC”, “Commission” or similar terms refer to the Securities Exchange Commission

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Class A ordinary shares and Class B ordinary shares, par value $0.4 per share.

●	“United States”, “U.S.” and “US” refer to the United States of America.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.0999 to USD1.00, the noon buying rate on December 29, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers;

●	the expected benefits of our acquisitions or investments;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this Annual Report and the documents that we reference in this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Economic uncertainties or downturns could materially adversely affect our business.

●	The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

●	If we do not succeed in attracting new customers for our services and growing revenues from existing customers, we may not achieve our revenue growth goals.

●	We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

●	We face risks associated with having an extended selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

●	Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

●	We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

●	We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

●	A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Shares include, but are not limited to, the following:

●	Our Shares may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	Our issuance of new shares and convertible note had a dilutive effect on our existing shareholders and may adversely impact the market price of our Ordinary Shares.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

●	The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	We may be influenced by changes in the political and economic policies of the PRC government.

●	Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could have a material adverse effect on us.

●	Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.

●	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Risks Related to Our Business and Industry

Economic uncertainties or downturns could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative conditions in the general economy both in the China and abroad, including conditions resulting from changes in gross domestic product growth, the continued sovereign debt crisis, financial and credit market fluctuations, political deadlock, natural catastrophes, pandemics, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including corporate spending on business intelligence software in general and negatively affect the rate of growth of our business.

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

The number of our total employees decreased from 210 in December 2021 to 187 in December 2022. As of the date of this Annual Report, we have 178 full-time employees. We have six branches, of which are located in China (Shenzhen, Guangzhou, Changsha, Wuhan, Nanning, Hangzhou) and maintain offices in Guangzhou, Shenzhen, Changsha, Wuhan, Nanning and Hangzhou to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2023, three customers accounted for 27.1%, 15.5% and 15.1% of the Company’s total revenues. For the year ended December 31, 2022, one customer accounted for 31.8% of the Company’s total revenues. For the year ended December 31, 2021, one customer accounted for 12.8% of the Company’s total revenues.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2023, 2022 and 2021, our accounts receivable balance, net of allowance, amounted to approximately $21.5 million, $14.8 million and $24.2 million, respectively. As of December 31, 2023, one customer accounted for 15.9% of the Company’s accounts receivable. As of December 31, 2022, no customer accounted for more than 10% of our accounts receivable. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our government customers. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for credit losses based upon estimates, historical experiences and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to various risks and uncertainties. Accordingly, the estimates of our total addressable market included in this Annual Report should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this Annual Report, see “Business—Our Opportunity”.

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

We believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2023 fiscal year for the anticipated growth and the number of our total employees decreased from 187 in December 2022 to 178 in December 2023. We expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. All of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises among our executive officers, key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations.

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

We have pursued strategic alliances and intend to pursue strategic acquisition opportunities to increase our scale and geographical presence, expand our service offerings and capabilities and enhance our industry and technical expertise. While we believe the strategic plans that we implemented would enable us to better leverage synergies between our existing businesses and the newly expanded business, thus improved our overall business operations, those strategic plans may not be ultimately successful. For instance, we intend to expand our blockchain business by acquiring Smartconn Co., Limited, contribute expansion of our operations in digital trade ecosystem by acquiring DTI Group Limited and develop our metaverse operation by acquiring AIedu. See “Item 4. Information on the Company—C. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects — Recent developments.” for further information on the acquisition transactions entered into by us.

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

Historically, we have generated all of our revenue from customers in PRC. We plan to expand our market coverage internationally, with a focus on B&R countries, including countries in Asia and Eastern Europe, Middle East, Africa and South America. Conducting international operations subjects us to risks that we have not generally faced in the PRC. These risks include:

●	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

●	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

●	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

●	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

●	new and different sources of competitions;

●	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

●	management communication and integration problems resulting from cultural differences and geographic dispersion;

●	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

●	the uncertainty and limitation of protection for intellectual property rights in some countries;

●	increased financial accounting and reporting burdens and complexities;

●	lack of familiarity with locals laws, customs and practices, and laws and business practices favoring local competitors or partners;

●	uncertainties in global economy and foreign markets; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

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

As we have participated in retail and distribution of cryptocurrency mining machines, we’ve entered into certain customized servers purchase agreement. The demand of our cryptocurrency mining machines is affected by the market of cryptocurrency. Substantial increases in the supply of mining machines connected to the certain cryptocurrency network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of cryptocurrency mining activities, which would decrease the demand for and/or pricing of our products.

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

If the market for cryptocurrency mining machines ceases to exist or diminishes significantly, our business and results of operations would be adversely affected.

we generate our revenues from the sales of our cryptocurrency mining machines. We may continue to generate a portion of our revenue from the sales of our cryptocurrency mining machines in the foreseeable future. If the market for cryptocurrency mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our cryptocurrency mining machines. Adverse factors that may affect the market for cryptocurrency mining machines include that, for example, cryptocurrency fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies, thereby causing value loss or become worthless, which could adversely affect the sustainability of our business; or over time, the reward for cryptocurrency mining (in terms of the amount of cryptocurrency awarded) will decline, which may reduce the incentive to mine cryptocurrencies. Specifically, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in May 2020, and the next halving event expected to take place in 2024, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

If we cannot maintain the scale and profitability of our cryptocurrency mining machines, results of operations and ability to continue to grow will suffer. Furthermore, excess inventories, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our cryptocurrency mining machines could all have a material adverse impact on our business, financial condition and results of operations.

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

Sales of a substantial number of shares of our ordinary shares in the public market, or the perception that these sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional ordinary shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated memorandum and articles of association authorize us to issue up to 5,000,000,000 ordinary shares.

On January 5, 2023, the Company entered into the Second SmartConn Acquisition share transfer agreement, the consideration of which will be paid in the form of 478,747 newly issued Class A ordinary shares of the Company. On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 698,301 Class A ordinary shares to purchase 32% equity of DTI. On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui for a consideration in form of 1,151,869 Class A ordinary shares to the Relevant Shareholders. On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Smartconn. Pursuant to the agreement, the Company shall issue 53,388,709 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Boxinrui. Pursuant to the agreement, the Company shall issue 69,141,256 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23, 2023, the Company fully issued the related compensation shares. On November 24, 2023, the Company entered into a series of securities purchase agreements separately with certain individual investors. Pursuant to the agreements, the Company agreed to sell the Purchasers an aggregate of 130,463,140 Class A ordinary shares of the Company for an aggregate purchase price of $40.0 million. The offering was closed on December 29, 2023. We may issue more ordinary shares through the ATM offering in the future and, therefore, it may cause the market price of our ordinary shares to decline. See “Item 4. Information on the Company—C. History and Development of the Company.”

Risks Related to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act (Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors (“Board”) than they would as shareholders of a U.S. public company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China and Singapore. In addition, the majority of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2024. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents; and (2) a majority of our shareholders or a majority of our Directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “XTKG.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. On April 10, 2024, the Company received a written notification from Nasdaq’s Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares has been below $1.00 for a period of over 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) (the “Deficiency”).

Under the Nasdaq Listing Rules, the Company had until October 7, 2024 to regain compliance, and may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this Deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Further, as previously disclosed in the report on form 6-K of the Company filed with the SEC on June 30, 2023, a mandatory panel monitor, for a period of one year from June 27, 2023, of the Company’s ongoing compliance with such requirements as set force in Listing Rule 5815(d)(4)(B), after the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) as notified by Nasdaq on June 27, 2023. If, within that one-year monitoring period, the Staff finds the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s securities may be at that time delisted from Nasdaq.

If the Company fails to regain compliance with the minimum bid price requirements or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. There can be no assurance that our Ordinary Shares will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list our Ordinary Shares on other stock exchanges or find alternative trading venue for our Ordinary Shares, the market liquidity and the price of our Ordinary Shares and our ability to obtain financing for our operations could be materially and adversely affected.

We may need to finance our future cash needs through public or private equity offerings and debt financings. Any additional funds that we obtain may adversely impact the market price of our Ordinary Shares.

We may need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute our business plan, including any expansion plans. Our future cash flows depend on our ability to market and sell our common shares, and our ability to continue to cut expenses to reach net even or positive cashflows from operations. There can be no assurance that we will have sufficient funds to execute our business plan or complete a strategic transaction, or that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

For the foreseeable future, we may have to fund a portion of our operations and capital expenditures from cash on hand, public or private equity offerings, debt financings, bank credit facilities, other borrowings (including borrowings from our officers and directors) or corporate collaboration and/or licensing arrangements. We will also need to raise additional funds if we choose to continue to expand our operational development efforts more rapidly than we presently anticipate.

Our issuance of new shares had a dilutive effect on our existing shareholders and may adversely impact the market price of our Ordinary Shares.

On January 5, 2023, the Company entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition shall be paid in the form of 478,747 newly issued Class A ordinary shares of the Company.

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 698,301 Class A ordinary shares to purchase 32% equity of DTI.

 On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui for a consideration in form of 1,151,869 Class A ordinary shares to the Relevant Shareholders.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Smartconn. Pursuant to the agreement, the Company shall issue 53,388,709 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Boxinrui. Pursuant to the agreement, the Company shall issue 69,141,256 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares.

On November 24, 2023, the Company entered into a series of securities purchase agreements separately with certain individual investors. Pursuant to the agreements, the Company agreed to sell the Purchasers an aggregate of 130,463,140 Class A ordinary shares of the Company for an aggregate purchase price of $40.0 million.

On December 8, 2023, the Company entered into a consulting agreement with Timo Bernd Strattner. Pursuant to the agreement, the Company shall issue 1,260,504 Class A ordinary shares of the Company, par value $0.40 per share, as consideration for the service rendered by Timo Bernd Strattner under the consulting agreement. On December 22,2023, the Company fully issued the related compensation shares.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to thirty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. As a result, Mr. Stewart Lor, holding 243,902 Class B ordinary shares might have considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

The trading prices of our ordinary shares have been and are likely to continue to be volatile.

The trading price of our ordinary shares has been volatile since our ordinary shares started to trade on the Nasdaq, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located in mainland China, or because of trends in the global economy in general or the Chinese economy, or because of international geopolitical tensions. In addition to market and industry factors, the prices and trading volumes for our listed securities may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our operations;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new product and service offerings, solutions and expansions by us or our competitors;

●	detrimental adverse publicity about us, our products and services or our industry;

●	additions or departures of key personnel;

●	sales of additional ordinary shares or other equity-related securities in the public markets, or issuance of ordinary shares upon conversion of convertible notes we issued, or the perception of these events; and

●	actual or potential litigation or regulatory investigations.

An active public trading market for our ordinary shares may not develop or be sustained to provide adequate liquidity.

An active public trading market for our ordinary shares may not develop or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your ordinary shares. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

Risks Related to Doing Business in China

The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has significant authority to exert influence on our operations in mainland China in various aspects in accordance with laws and regulations. There are uncertainties regarding the interpretation and application of PRC laws and regulations from time to time, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors, which might be affected by a number of variables that are beyond our control:

●	changes in political or social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

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

Furthermore, we are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. Although there are still uncertainties regarding the interpretation and implementation of relevant regulatory guidance, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime.

The Overseas Listing Trial Measures provide that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by the issuer’s domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises”. As a stock enterprise, we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines to the company fails to fulfill filing procedure as stipulated in Overseas Listing Trial Measures.

In addition, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises on February 24, 2023, which became effective on March 31, 2023. The CSRC stipulates domestic enterprises, securities companies and securities service agencies which provide the corresponding services in the course of overseas issuance and listing of domestic enterprises, shall strengthen legal awareness of confidentiality of State secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will always be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator that is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management (the “Draft Regulations”) in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, (the “Data Cross Border Measures”), which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. The Revised Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. They also remain uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

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

We may be influenced by changes in the political and economic policies of the PRC government.

A very substantial portion of our assets and operations are currently located in mainland China. Accordingly, we may be influenced to a significant degree by political and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, regulation of foreign exchange and allocation of resources. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied to varying degrees between different industries or different regions within the country. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our future products and adversely affect our competitive position.

Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could have a material adverse effect on us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by the laws and regulations of China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. As a civil law jurisdiction, the legal system of China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

The laws and regulations of China have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the legal system of China is based in part on government policies and China is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of China, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in China may result in substantial costs and diversion of resources and management attention.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/ or foreign investment in China-based issuers. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Cybersecurity Law, which took effect in June 2017, created China’s first national-level data protection framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

The Measures for Cybersecurity Review promulgated in April 2020 provides that critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Pursuant to the Revised Cybersecurity Review Measures that took effect on February 15, 2022, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. However, as advised by our PRC counsel, as such new laws, regulations and rules were only recently promulgated, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. As of the date of this Annual Report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

The Regulations on Security Protection of Critical Information Infrastructure that took effect on September 1, 2021 defines critical information infrastructure and its operators, who must adhere to specific security requirements. As this regulation is newly issued, the governmental authorities, including the administration departments for each critical industry and sector, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation.

The PRC Personal Information Protection Law, effective since November 2021, sets stringent rules for processing personal and sensitive information, which significantly affects our data handling practices. Some information we collect, such as location and mobile numbers, may be deemed to be sensitive personal information under the Personal Information Protection Law. As the interpretation and implementation of the Personal Information Protection Law shall be determined in accordance with the laws and regulations in force at the time, we cannot assure you that we will be able to comply with the Personal Information Protection Law in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties under the Personal Information Protection Law, which may have material adverse effect on our business, operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comments. These measures, if and when formalized, could impose additional cybersecurity review requirements for data processors, especially those involving national security concerns. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the discussion draft of Regulations on the Administration of Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC. The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

In addition, internet information in mainland China is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data.

While we take measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken and those implemented by us. In addition, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the PRC.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC; no organization or individual is allowed to provide documents and information related to securities business activities to overseas securities regulators without the consent of the securities regulatory authority under the State Council and the relevant competent department under the State Council; and according to the Data Security Law, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with data stored within the territory of the PRC without the approval of the competent authorities of the PRC. While detailed interpretation of or implementation rules under these regulations have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and repay any debt that we may incur. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, which is determined in accordance with the PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries, as a wholly foreign-owned enterprise in China, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until the aggregate amount of such reserve reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that we meet all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, we, are not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

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

Our Ordinary Shares may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of our Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 18, 2021, the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction, or the Covered Issuers. Covered Issuers are required to disclose in their annual reports on Form 20 F: (i) that, during the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer; (ii) the percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer; (iv) the name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and (v) whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted rules governing its procedures for making determinations as to its inability to inspect or investigate registered firms headquartered in a particular foreign jurisdiction or which has an office in a foreign jurisdiction, or a PCAOB-Identified Firm. Promptly after the effective date of this rule, the PCAOB will make determinations under the HFCAA to the extent such determinations are appropriate. Thereafter, the PCAOB will consider, at least annually, whether changes in facts and circumstances support any additional determinations. The PCAOB will make additional determinations as and when appropriate, to allow the SEC on a timely basis to identify covered issuers pursuant to the SEC rules. The rule became effective when the SEC approved the rule on November 4, 2021. On December 2, 2021, the SEC finalized its rules regarding disclosure by Covered Issuers. In addition, the release discussed the procedures the SEC will follow in implementing trading prohibitions for Covered Issuers. A foreign company would have to be designated a Covered Issuer three years in a row to be subject to a trading prohibition on that basis. The trading suspension would prohibit trading of the Covered Issuer’s securities on any exchange or in the over-the-counter markets.

The trading prohibition will be terminated if the Covered Issuer certifies to the SEC that the issuer has retained a registered public accounting firm that the PCAOB has inspected to the satisfaction of the SEC and files financial statements that include an audit report signed by the non-PCAOB-Identified Firm. The SEC is not required to engage in rulemaking to implement the trading prohibition provisions of the HFCAA. Neither the Act nor the SEC’s release create an obligation for an exchange to delist the Covered Issuer, but the SEC noted that under existing listing rules of the exchanges, a trading prohibition would be grounds for delisting. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the U.S. Securities and Exchange Commission’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Joseph Biden of the United Sates. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Background

We are a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries, is a provider of software application and technology services to corporate and government customers engaged in global trade.

For the purpose of the IPO and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of X3 Holdings (previously known as Powerbridge), a Cayman Islands holding company, and its wholly owned subsidiary, Powerbridge HK, a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company.

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

As of the date of this Annual Report, the Company has offices located in Singapore and China (Zhuhai, Guangzhou, Shenzhen, Changsha, Wuhan, Nanning, Hangzhou).

X3 Holdings (previously known as Powerbridge Cayman) is the sole shareholder of Powerbridge HK, incorporated in Hong Kong on July 27, 2018, and Hongding Hong Kong, incorporated in Hong Kong on August 19, 2020. Powerbridge HK is the sole shareholder of Powerbridge Zhuhai. Powerbridge Zhuhai was incorporated on October 30, 1997 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Powerbridge HK and a wholly foreign-owned entity under the PRC laws. Hongding Shenzhen was incorporated on October 21, 2020 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Hongding Hong Kong and a wholly foreign-owned entity under the PRC laws. As of the date of this Annual Report, Hongding Hong Kong and Hongding Shenzhen have no business operations.

X3 Holdings is currently not engaged in any active business other than acting as a holding company. We conduct our business mainly through Powerbridge Zhuhai, Powerbridge HK and Hongding HK.

On April 2, 2019, our ordinary shares commenced trading on Nasdaq under the symbol “PBTS”.

On Jan 29, 2024, in the interest of our strategic transformation on global expansion and our commitment to broader technological and business horizons, we have shifted our full operation of global headquarter to Singapore and rebranded from Powerbridge Technologies to X3 Holdings. Accordingly, we have changed our corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. Our ordinary shares began trading on Nasdaq under the new symbol “XTKG” effective on January 30, 2024.

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

On February 15, 2022, Metafusion Digital Co., Ltd. (“Metafusion”) was incorporated under the laws of PRC and 66% stake of Metafusion is owned by Powermeta. Metafusion is planning to engage in IPs development, metaverse and digital services.

On May 4, 2022, POWERCRYPTO Inc. (“POWERCRYPTO”) was incorporated under the laws of United States, as a wholly-owned subsidiary of Powerbridge Cayman. By the date of this Annual Report, POWERCRYPTO has not commenced its operations and Powerbridge Zhuhai has not injected any capital to the business

On January 6, 2022, the Company entered into an equity transfer agreement (the “First SmartConn Acquisition”) with the shareholder of SmartConn., Limited (“SmartConn”) pursuant to which the Company agrees to purchase 19.99% equity of SmartConn at 90% of the appraisal price. The consideration of the First SmartConn Acquisition was to be paid in the form of newly issued shares of the Company.

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

On December 16, 2022, the Company entered into an equity transfer agreement (the “Second Boxinrui Acquisition”) with 14 shareholders of Boxinrui in which the Company agreed to purchase 20% of the equity interest of Boxinrui. The Company will hold an aggregate of 35% equity interest of the Boxinrui following the closing of the Second Boxinrui Acquisition and the First Boxinrui Acquisition of 20% equity interest of the Boxinrui in June 2022. Boxinrui wholly owns Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”), which in turn owns 90% equity interest in Ascendent Insights Education Co., Ltd. (“AIedu”) (also previously known as Shenzhen Wenxing Tianxia Technology Co., Ltd.). AIedu mainly engaged in Artificial Intelligence, Blockchain and NFT technology in the educational industry. Such acquisition is aligned with Powerbridge’s metaverse strategy as Powerbridge intends to utilize AIedu’s business know-how and technology to expand the Company’s operation.

On October 27, 2022, the Company entered into an equity transfer agreement with six individual shareholders of DTI Group Limited (“DTI”), pursuant to which the Company agreed to purchase 19% equity interest of DTI Jiangsu Corporation Limited (“DTI Jiangsu”)

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid Class A ordinary shares to purchase 32% equity of DTI.

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

Corporate Information

Our principle executive offices are located at Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464. Our telephone number is +65.8038.6502. Our principle website address is www.x3holdings.com. The information on our website is not part of this Annual Report.

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

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer”, our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

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

B. Business Overview

Overview

X3 Holdings Co., Ltd., headquartered in Singapore, is a global provider of digital solutions and technology services spanning diverse industries. We harness cutting edge technologies to forge agile, innovative business models across targeted global markets by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We target accelerated and transformative growth across digital technologies, cryptomining operations, renewable energy, and agriculture technologies, focusing on key markets in Asia, the Middle East, Africa, and Europe. Our vision is to be a differentiated and valuable company excelling in high growth industries with a global reach.

Digital Technologies

With over two decades of technology and industry expertise, X3 Holdings capitalizes on the digital transformation sweeping the global trade industry. We provide integrated solutions and services to both public and private entities by developing a comprehensive suite of cross-border digital trade platforms and services. Our global trade supply chain and compliance platform services have been adopted in China, Indonesia, the Netherlands, Spain and the United Kingdom, with plans to reach even more countries.

Cryptomining Operations

X3 Holdings engages in developing globally diversified bitcoin cryptomining operations supported by sustainable energy sources. We partner with top-tier mining machine providers to ensure stable access and supply of next generation miners. We also collaborate with global partners to intertwine cryptomining with agriculture and renewable energy to slash electricity and operational costs. Already operational in Central Asia, the Company plans to gear up for a sizable bitcoin mining fleet in the near term.

We intend to continue leveraging our industry expertise and product knowledge with the best use of emerging and disruptive technologies such as big data, artificial intelligence and Internet of Things to enhance our core technology capabilities and continually increase the scope of our solutions and services to our customers.

Our corporate and government customers include (i) international trade businesses and manufacturers; (ii) governmental agencies and authorities; and (iii) logistics and other various service providers. We currently derive our revenues from five sources: (1) revenue from application development services generated from Powerbridge Digital Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge Digital Solutions; (3) revenue from subscription services generated from Powerbridge SaaS Services, (4) revenue from trading business, and (5) others revenue. We currently generate most of our revenues from application development services, which represented 58.1%, 36.7% and 63.3% of total revenue in fiscal 2023, 2022 and 2021, respectively. Revenue from consulting and technical support services represented 21.5%, 24.2% and 14.2% of total revenue in fiscal 2023, 2022 and 2021, respectively. Revenue from subscription services represented4.1%, 7.2% and 2.9% of total revenue in fiscal 2023, 2022 and 2021, respectively. Revenue from trading represented 15.2%, 31.8% and 19.6% of total revenue in fiscal 2023, 2022 and 2021. Revenue from others represented 1.1%, nil and nil of our revenue for the year ended December 31, 2023, 2022 and 2021, respectively. For the fiscal years ending December 31, 2023, 2022 and 2021, our revenues were $16.8 million, $10.5 million and $32.1 million, respectively.

As of the date of this Annual Report, we had a total of 178 full-time employees, of which 76 are in research and development, 17 are in sales and marketing, 38 are in technical and customer services, and 47 are in general administration.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	A diversified business with clear and robust growth strategies in high growth markets with multiple revenue and profit models.

●	Over two decades of technology expertise and capabilities underpinning business innovation and transformation.

●	Consistent value creation for stakeholders facilitated by globally integrated resources and operations to support overall growth.

●	A potent entrepreneurial spirit prevalent throughout global operations, shared by our management, employees, and business partners.

●	An agile and seasoned management, complemented by a partnership network adept at realizing the company’s global vision.

●	A diversified business with clear and robust growth strategies in high growth markets with multiple revenue and profit models.

●	Over two decades of technology expertise and capabilities underpinning business innovation and transformation.

●	Consistent value creation for stakeholders facilitated by globally integrated resources and operations to support overall growth.

●	A potent entrepreneurial spirit prevalent throughout global operations, shared by our management, employees, and business partners.

●	An agile and seasoned management, complemented by a partnership network adept at realizing the Company’s global vision.

Our Growth Strategy

We plan to grow and expand our business by pursuing the following growth strategies:

●	Focus on executing business segment strategies to expand and strengthen expertise, capabilities and resources to drive overall growth.

●	Continue to pursue a global and diversified business growth strategy to ensure sustained growth, effectively countering market uncertainties.

●	Accelerate our research and development of cutting-edge technologies to continue expanding our solutions and service offerings.

●	Persist in creating and replicating agile and innovative business models, capitalizing on market opportunities to accelerate revenue and profit growth.

●	Expand by organic and inorganic growth wherever strategic opportunities emerge, adopting to a disciplined approach to ensure future earnings growth.

We adopt differentiated and tailored growth strategies and priorities in the following business developments:

●	Digital Technologies. Harness the power of digital transformation to redefine global trade and increase market penetration with expanded solutions and offerings.

●	Cryptomining Operations. Scale up bitcoin cryptomining capacities with sustainable energy sources across globally diversified hosting sites.

Our Solutions

Our Solutions and Services

X3 Holdings is a provider of digital solutions and technology services spanning diverse industries in targeted markets, operating across diversified business segments in digital technologies, cryptomining operations, renewable energy, and agriculture technologies.

Digital Technologies

With over two decades of technology and industry expertise, X3 Holdings capitalizes on the digital transformation sweeping the global trade industry. We provide integrated solutions and services to both public and private entities by developing a comprehensive suite of cross-border digital trade platforms and services. Our global trade supply chain and compliance platform services have been adopted in China, Indonesia, the Netherlands, Spain and the United Kingdom, with plans to reach even more countries.

Global Trade Digital Platforms: We provide global digital trade platforms and services to both public and private entities, servicing all stakeholders in the global trade ecosystem including international trading partners, logistics service providers, customs authorities, and other government agencies. Our platforms and services encompass cross-border trades, logistics and shipping, customs clearance, and transactions and settlements, with enhanced traceability and transparency across the entire supply chain. We also offer fintech services for financial institutions for enhancing risk control and ensuring efficient supply chain financing.

Trade Zone Operations Solutions: We offer digital solutions and services for developing and operating free trade zones, bonded goods facilities, cross border trade zones, and other regulated trade zones and facilities. Our solutions and services are designed for trade zone operations, enterprise trade applications, customs monitoring and clearance, and other financial and logistics services for trade zone authorities and enterprises. Our blockchain applications enable supply chain transparency, streamlined customs clearance, expedited import and export process, and increased international trade volume for the regulated trade zones

Supply Chain and Compliance Solutions: We provide global trade supply chain and compliance platforms and solutions for multinational manufacturing and international trade enterprises, satisfying regulatory requirements of customs authorities in various countries. Our solutions facilitate streamlined documentation process and integrated data sharing relating to customs, tax, logistics and shipping, and strengthen collaboration among customers’ subsidiaries and operations worldwide. Our solutions expedite the flow of raw materials and finished goods across the entire supply chain, fostering customer’s global market expansion.

International Trading of Products: We engage in international trading of select products by using data from our global trade platforms and market analysis on trade composition, trade logistics, and market trends and development. We collaborate with supply and channel partners to capitalize on international trading opportunities for consumer products and commodity products with high profit and growth opportunities. We gain access to efficient logistics channels to minimize shipping costs, leveraging on our over two decades of international trade industry experience and a global network of operations and logistics partners.

Cryptomining Operations

X3 Holdings engages in developing globally diversified bitcoin cryptomining operations supported by sustainable energy sources. We partner with top-tier mining machine providers to ensure stable access and supply of next generation miners. We also collaborate with global partners to intertwine cryptomining with agriculture and renewable energy to slash electricity and operational costs. Already operational in Central Asia, the Company plans to gear up for a sizable bitcoin mining fleet in the near term.

Cryptomining Business: We develop and operate renewable energy supported and sustainability-focused bitcoin mining operations with high performance mining machines, diversified across hosting sites in Central Asia and other regions. We adopt an asset light model by focusing on investment in mining machines rather than infrastructure for maximized return of investment on revenue generating assets and minimized capital expenditure. We partner with leading crypto machine manufacturers for stable access to top-tiered performance mining hardware to drive an efficient scaling of our miner fleet.

Cryptomining Operations: We leverage our strong partnerships with diversified hosting facilities operated and supported by sustainable energy sources to minimize electricity and operational cost, and mitigate regulatory and site related risks. We focus on expansion of global bitcoin mining capacities powered by renewable energy sources collocated with the hosting sites. We continue to pursue and execute a prudent and efficient scaling of our mining capacities at existing operations and expanded locations with low-cost, energy efficient sustainable energy sources, with a projected sizable miner fleet in the near term.

Sustainability Focus: We intend to engage in the development of bitcoin mining operations and facilities powered by renewable energy sources from solar energy, wind power and hydroelectric power across global geographically diversified locations. We continue to emphasize on a broader international footprint and deploy miners at renewable energy powered hosting sites with a long-term goal to become entirely carbon neutral. We also develop cleantech solutions to recover and repurpose excessive heat from the cryptomining facilities as a heating source for collocated farming greenhouses, further reducing carbon emissions.

Cryptomining and Agribusiness: We intend to develop sustainability focused cleantech solutions for recovering and repurposing the excessive heat generated from the cryptomining sites for heating use in the collocated farming greenhouses. The cryptomining operations benefit from an added revenue stream and lower cooling cost offsetting electricity, while the greenhouses benefit from lower cost for heating and microclimate control, resulting in the same renewable energy being used twice, leading to substantial less carbon emissions by the efficient use of heat at collocated cryptomining operations and farming greenhouses.

Other Technologies and Applications

Our product applications, industry solutions and platform services are designed and built from our multiple proprietary technology infrastructure platforms which are developed based on industry leading infrastructure technologies.

Our infrastructure technology platforms are designed for high performance reliability, flexibility and scalability, allowing us to expand our solutions and services rapidly and efficiently to consistently address the changing needs of our global customers and partners.

We are developing our own technologies as well as working with other technology and infrastructure partners with the best use of big data, artificial intelligence, blockchain, Internet of Things, and 5G, among other technologies.

We are continuing to leverage our industry expertise and product knowledge, utilizing cutting-edge technologies to enhance our core technology and application capabilities in continually expanding the scope of our solutions and services.

Our Customers

We provide our solutions and services to a broad spectrum of both private and public entities globally.

Our private sector customers include import and export companies, international trade manufacturers, cross-border eCommerce platforms, freight forwarding and shipping agencies, customs and clearance inspection brokers, warehouse operators, logistics and transportation companies, expressed courier service providers, financial institutions, insurance service providers, farming communities and groups, agribusiness organizations, agriculture related companies, and other business project related companies and organizations.

Our public sector customers are various government agencies, authorities and organizations, including government agencies such as customs, maritime affair, transportation and commerce, and government authorities and organizations such as port authorities, free trade zones, bonded facilities and warehouses, and others government regulated facility operators.

Sales and Marketing

Our go-to-market approach is focused on expanding the adoption of our solutions and services with existing customers and acquiring new customers with a direct sales force and a network of global channel partners, designed to accelerate and scale up our market adoption efficiently and globally.

We believe our customer relationship-focused sales model is an advantage compared to other competitors’ product focused approach, enabling us to develop and form strong, long-term relationships with our existing and potential customers.

Our direct sales and marketing teams are comprised of field sales, corporate sales and business development based on customer size, geographic markets, channel networks, and target industries, striving to sustain our high customer retention and long customer tenure.

We continue to focus on cross-sell additional products and platforms with our existing customers to expand the scope of adoption for our solutions and services.

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 16 full-time sales and marketing personnel. During fiscal years 2023, 2022 and 2021, our sales and marketing expense were approximately $1.5 million, $2.0 million and $2.8 million, respectively, representing 8.8%, 18.7% and 8.6% of our total revenues for fiscal years 2023, 2022 and 2021, respectively.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target management and technology executives of global trade businesses, government agencies and authorities, and various service providers, including user conferences, sponsored events and product promotions.

We continue to develop strategic partnerships with provincial and local government agencies, technology organizations, trade zone authorities and other government organizations, i.e., regional customs and commerce agencies, bonded and other trade facilities, and China port and other state-owned entities, to drive sales by leveraging their strengths and resources in targeted customer base, strong regional market influence and extensive government and industry resources.

As part of our overall strategy, we plan to expand into international markets to provide global trade software solutions and services by “piggybacking” with the infrastructure builders and other Chinese organizations who participate in the B&R’s development of global trade infrastructures in the B&R partnering countries.

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 76 full-time R&D personnel. We incurred expenses of $4.8 million, $3.5 million and $2.6 million in R&D in fiscal year 2023, 2022 and 2021, respectively.

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

Competition

The market for digital solutions is highly competitive and fragmented. We face intensive competition. Our main sources of current and potential competition fall into the following categories:

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

We consider the protection of our intellectual property and proprietary information to be important to our business. We protect our proprietary technology and products through a combination of contractual provisions and intellectual property rights in trademarks, patents, copyrights, and trade secrets. We generally license our software pursuant to agreements that prohibit reverse engineering and restrict the use of access and use of our source codes. We seek to avoid disclosure of our trade secrets and other proprietary and confidential information with non-disclosure agreements executed with our employees, consultants, and contractors.

We enter into customary invention assignment agreements with our employees, consultants and contractors participated in the development of our intellectual property. We also enter into non-disclosure agreements with our business partners and other relationships where disclosure of proprietary information may be necessary.

As of the date of this Annual Report, we have 20 registered patent, 136 registered software copyrights and 46 registered trademarks in the PRC. In addition, we own 13 URL designations and domain names, including x3holdings.com, powerbridgetech.com, powerstreamdigital.com, metafusiondigital.com, powermetadigital.com, enlightenmetaspace.com, powercrypto.pro, pbts.cloud, pbtyun.com, pbtcloud.com, cs-estone.com, erp-china.com, and powerbridge.com.

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

Facilities

We have set up global headquarters in Singapore (“Singapore HQ Office”) and a Guangzhou office as our strategic pursuit of global presence, which is fully operational as of December 31, 2023. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. As of the date of this Annual Report, we maintain the following facilities in China. In addition to our headquarters, we lease space in Singapore, Guangzhou, Zhuhai, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $344,775, $162,799 and $307,497 for the years ended December 31, 2023, 2022 and 2021, respectively.

Facility	Address	Space (㎡)
Wuhan Office	Rm F, 25th Fl West, No.562, Construction Avenue (Guomao Xindu), Jianghan, Wuhan, Hubei, China	167

Changsha Office	Rm 1608, 16th Fl, Block C3, Wanda Plaza, No. 589 Zhongshan Road, Kaifu, Changsha, Hunan 410015, China	351

Nanning Office	Suite 2206-2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	389

Hangzhou Office	Rm 616, Jiang Tai Jing 3rd Building, Xihu District, Hangzhou	35

Zhuhai Office	8th and 9th Fl, C2 Building, Advance Business Park, No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China	1820

Guangzhou Office	No.69, Nanhu Middle Road, Tonghe, Baiyun District, Guangzhou, China	3150.69

Shenzhen Office	C705, Baozhong Excellence Times Square, Haitian Road, Xin’an Street, Bao’an District, Shenzhen, China	164.77

Singapore HQ Office	Suite 412, Tower A, Tai Seng Exchange One Tai Seng Avenue, Singapore 536464	210

Employees

As of the date of this Annual Report, we had a total of 178 full-time employees, of which 76 are in research and development, 17 are in sales and marketing, 38 are in technical and customer services, and 47 are in general administration.

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described in “Item 4. Information on the Company – B. Business Overview.”

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

Overview

X3 Holdings Co., Ltd., formerly known as Powerbridge Technologies Co., Ltd., is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 58.1%,36.7% and 63.3% of total revenue for the years ended December 31, 2023, 2022 and 2021, respectively. We generate revenue from consulting and technical support services, which represent 21.5%, 24.2% and 14.2% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. We also earn subscription service revenue from customers accessing our SaaS, which represent 4.1%, 7.2% and 2.9% of our revenue for the years ended December 31, 2023, 2022 and 2021. We started to generated revenue from trading business, which represent 15.2%, 31.8% and 19.6% of total revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Other revenue represented 1.1%, nil and nil of our revenue for the year ended December 31, 2023, 2022 and 2021, respectively.

Recent Developments

On January 5, 2023, the Company purchased 31% equity of SmartConn at 90% of the appraisal price from a shareholder of SmartConn. Prior to the acquisition, the Company held 19.99% in Smartconn. Together with the newly acquired shares, the Company held 50.99% equity interest of the SmartConn following the closing of the acquisition.

SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain, cryptocurrency DAPP development and web 3.0 application in the industry. By acquiring SmartConn, X3 intend to incorporate its blockchain technology and web 3.0 know how application to further elevate X3’s product development ability.

On March 19, 2023, the Company entered into an equity transfer agreement with DTI Group Limited (“DTI”), pursuant to which the Company agreed to purchase 32% of the equity interest of DTI. The Company already held 19% equity interest in DTI prior to the acquisition. Hence, after the acquisition, the Company holds in total 51% equity interest in DTI. On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agreed to prepay class A ordinary shares to purchase 32% equity of DTI. DTI’s expertise in digital trade infrastructure contributes to the establishment of a digital trade ecosystem for the Company, thereby expanding the Company’s operations.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders (the “Relevant Shareholders”) of BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”), pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui.The Company held an aggregate of 100% equity interest of the Boxinrui following the closing of the acquisition.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, subscription services and trading. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results. We intend to expand the scope of our offerings to service existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing digital solutions and technology services spanning diverse industries. We harness cutting edge technologies to forge agile, innovative business models by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We target accelerated and transformative growth across digital technologies and cryptomining operations.

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

For the years ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2023	2022	Change	% Change

REVENUES:
Application development services	$9,780,115	$3,847,199	$5,932,916	154.2%
Consulting and technical support services	3,609,158	2,538,500	1,070,658	42.2%
Subscription services	695,010	758,526	(63,516)	(8.4)%
Trading revenue	2,549,808	3,338,584	(788,776)	(23.6)%
Others revenue	190,732	-	190,732	-%
Total revenues	16,824,823	10,482,809	6,342,014	60.5%

COST OF REVENUES:
Application development services	9,236,901	2,443,460	6,793,441	278.0%
Consulting and technical support services	1,404,193	983,700	420,493	42.7%
Subscription services	102,573	104,499	(1,926)	(1.8)%
Trading	2,504,352	3,183,729	(679,377)	(21.3)%
Others	156,608	-	156,608	-%
Total cost of revenues	13,404,627	6,715,388	6,689,239	99.6%

GROSS PROFIT	3,420,196	3,767,421	(347,225)	(9.2)%

OPERATING EXPENSES:
Selling and marketing	1,480,732	1,956,811	(476,079)	(24.3)%
General and administrative	12,130,707	7,732,287	4,398,420	56.9%
Provision for doubtful accounts	539,284	4,733,183	(4,193,899)	(88.6)%
Research and development	4,814,463	3,459,987	1,354,476	39.1%
Share-based compensation	6,058,117	5,983,907	74,210	1.2%
Impairment for intangible assets	2,272,829	-	2,272,829	-%
Impairment for goodwill	29,686,102	-	29,686,102	-%
Total operating expenses	56,982,234	23,866,175	33,116,059	138.8%
OPERATING LOSS FROM OPERATIONS	(53,562,038)	(20,098,754)	(33,463,284)	166.5%

OTHER INCOME (EXPENSES)
Loss from disposition of a subsidiary	-	(1,009)	1,009	(100)%
Gain from long term investment	70,947	-	70,947	-%
Change in fair value of convertible debt	(21,166)	(2,448,936)	2,427,770	(99.1)%
Gain from fair value change in equity	2,402,943	-	2,402,943	-%
Fair value loss on financial instrument	(71,006,115)	-	(71,006,115)	-%
Other (expense) income	(169,107)	608	(169,715)	(27,913.7)%
Total other expenses	(68,722,498)	(2,449,337)	(66,273,161)	2,705.8%

LOSS BEFORE INCOME TAXES	(122,284,536)	(22,548,091)	(99,736,445)	442.3%

INCOME TAX BENEFIT	(57,341)	(999,391)	942,050	(94.3)%

NET LOSS	$(122,227,195)	$(21,548,700)	$(100,678,495)	467.2%

Revenues

We derive revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue, and (5) others

For the years ended December 31, 2023, our total revenue was approximately $16.8 million as compared to approximately $10.5 million for the year ended December 31, 2022. The Company’s total revenue increased by approximately $6.3 million, or 60.5%. The overall increase in total revenue was primarily attributable to approximately $5.9 million increase in revenue from application development services and approximately $1.1 million increase in consulting and technical support services.

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

For the year ended December 31, 2023, our application development service revenue was approximately $9.8 million as compared to approximately $3.8 million for the year ended December 31, 2022. The increase in application development service revenue was approximately $5.9 million or 154.2% due to resumed works after China announced a relaxation from its stringent COVID-19 pandemic control measures and more new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $2,001,750 for the year ended December 31, 2023, decreased from $2,609,531 of the related revenue for the year ended December 31, 2022.

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

For the year ended December 31, 2023, our consulting and technical support service revenue was approximately $3.6 million as compared to approximately $2.5 million for the year ended December 31, 2022, representing an increase of $1.1 million or 42.2%, which was due to more new projects in current period.

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

For the year ended December 31, 2023, our subscription service revenue was approximately $0.7 million as compared to approximately $0.8 million for the year ended December 31, 2022.

Trading revenue

The Company starts to sell products to its customers for the year ended December 31, 2021. Revenue from trading revenue was approximately $2.5 million and $3.3 million for the year ended December 31, 2023 and 2022, respectively.

Others revenue

The Company started to earn other revenue, such as membership fee for the years ended December 31,2023, which amounted to approximately $0.2 million and represent 1.1% of our revenue for the year ended December 31, 2023.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of products.

Our cost of revenues increased by approximately $6.7 million or 99.6% to approximately $13.4 million for the year ended December 31, 2023 from approximately $6.7 million for the year ended December 31, 2022, which was in line with increased revenue, mainly attributable to an increase of $6.8 million in cost of revenue from application development services and an increase of approximately $0.4 million in cost of revenue from consulting and technical support services. Our cost of revenue from application development services, consulting and technical support services, subscription services, trading and others was approximately $9.2 million, $1.4 million, $0.1 million, $2.5 million and 0.2 million for the year ended December 31, 2023, respectively, as compared to approximately $2.4 million, $1.0 million, $0.1 million and $3.2 million and $nil for the year ended December 31, 2022.respectively.

Gross profit

	For the Years Ended
	December 31,
	2023		2022
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$543,214	5.6%	$1,403,739	36.5%
Consulting and technical support services	2,204,965	61.1%	1,554,800	61.2%
Subscription services	592,437	85.2%	654,027	86.2%
Trading revenue	45,456	1.8%	154,855	4.6%
Others revenue	34,124	17.9	-	-
Total gross profit	$3,420,196	20.3%	$3,767,421	35.9%

Our gross profit decreased by approximately $0.3 million or 9.2% from approximately $3.8 million for the year ended December 31, 2022 to approximately $3.4 million for the year ended December 31, 2023. Gross margin as a percent of overall revenue for the years ended December 31, 2023 and 2022 was 20.3% and 35.9%, respectively.

Gross profit for application development services decreased by approximately $0.9 million or 61.3% from $1.4 million for the year ended December 31, 2022 to approximately $0.5 million for the year ended December 31, 2023, the decrease was driven by increased cost resulted from the outsourcing of development service in several projects. Gross profit margin for the years ended December 31, 2023 and 2022 was 5.6% and 36.5%, respectively.

Gross profit for consulting and technical support services increased by approximately $0.7 million or 41.8% from approximately $1.6 million for the year ended December 31, 2022 to approximately $2.2 million for the year ended December 31, 2023. Gross profit margin for the years ended December 31, 2023 and 2022 was 61.1% and 61.2%, respectively.

Gross profit for subscription services decreased by $0.1 million or 9.4% from $0.7 million for the year ended December 31, 2022 to $0.6 million for the year ended December 31, 2023. Gross profit margin was 85.2% and 86.2% for the years ended December 31, 2023 and 2022 respectively.

Gross profit for trading revenue was $45,456 and $154,855 for the years ended December 31, 2023 and 2022, respectively; gross profit margin was 1.8% and 4.6% for the years ended December 31, 2023 and 2022, respectively.

Gross profit for other revenue was $34,124 for the years ended December 31, 2023.

Operating Expenses

	For the Years Ended
	December 31,
	2023	2022	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$1,480,732	$1,956,811	$(476,079)	(24.3)%
General and administrative	12,130,707	7,732,287	4,398,420	56.9%
Provision for doubtful accounts	539,284	4,733,183	(4,193,899)	(88.6)%
Research and development	4,814,463	3,459,987	1,354,476	39.1%
Share based compensation	6,058,117	5,983,907	74,210	1.2%
Impairment for intangible assets	2,272,829	-	2,272,829	-%
Impairment for goodwill	29,686,102	-	29,686,102	-%
Total operating expenses	$56,982,234	$23,866,175	$33,116,059	138.8%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for doubtful accounts, stock-based compensation, impairment for intangible assets and impairment for goodwill. Operating expenses increased by approximately $33.1 million, or 138.8%, from approximately $23.9 million for the year ended December 31, 2022 to approximately $57.0 million for the year ended December 31, 2023. The increase in our operating expenses was primarily due to approximately $29.7 million increase in impairment for goodwill, approximately $4.4 million increase in general and administrative, approximately $2.3 million increase in impairment for intangible assets and approximately $1.4 million increase in research and development, offset by approximately $4.2 million decrease in provision for doubtful accounts.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by approximately $0.5 million or 24.3% from approximately $2.0 million for the year ended December 31, 2022 to approximately $1.5 million for the year ended December 31, 2023. The decrease was primarily attributable to decreased salary due to personnel optimization for the year ended December 31, 2023.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $4.4 million or 56.9% from approximately $7.7 million for the year ended December 31, 2022 to approximately $12.1 million for the year ended December 31, 2023, due to higher depreciation and amortization and professional consulting fee. As a percentage of revenues, general and administrative expenses were 72.1% and 73.8% of our total revenue for the years ended December 31, 2023 and 2022, respectively.

Provision for doubtful accounts decreased by approximately $4.2 million from approximately $4.7 million for the year ended December 31, 2022 to approximately $0.5 million for the year ended December 31, 2023

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by approximately $1.4 million from approximately $3.5 million for the year ended December 31, 2022 to approximately $4.8 million for the year ended December 31, 2023, representing 28.6% and 33.0% of our total revenues for the years ended December 31, 2023 and 2022, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Stock-based compensation increased by approximately $0.1 million from approximately $6.0 million for the year ended December 31, 2022 to approximately $6.1 million for the year ended December 31, 2023.

For the year ended December 31, 2023, due to slow development of Smartconn, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Smartconn of approximately $2.3 million for the year ended December 31, 2023.

For the year ended December 31, 2023, the Company performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Smartconn was less than carrying value. The Company impaired the goodwill acquired from the acquisition of Boxinrui and Smartconn of approximately $8.6 million and approximately $21.1 million for the year ended December 31, 2023.

Other Income (Expense)

Change in fair value of convertible debt

The Company elected the fair value option to account for its convertible loans. For the year ended December 31, 2023 and 2022, we recognized an unrealized loss of $21,166 and approximately $2.4 million, respectively.

Gain from fair value change in equity investments

Gain from fair value change in equity investments derived from two step acquisitions. On January 5, 2023, the Company completed acquisition of 50.99% equity interest in Smartconn, consisting of an acquisition of 31% equity interest of Smartconn acquired from the previous shareholder and an investment of 19.99% equity interest in Smartconn which the Group has already held prior to January 5, 2023. The company recognized a loss of approximately $0.3 million in fair value change for the previous 19.99% equity interests. On March 28, 2023, the Company completed acquisition of 100% equity interest in Boxirui, consisting of an acquisition of 65% equity interest of Boxinrui acquired from the previous shareholder and an investment of 35% equity interest in Boxinrui which the Group has already held prior to March 28, 2023. The company recognized a gain of approximately $2.7 million in fair value change for the previous 35% equity interests.

Fair value loss on financial instruments

Fair value loss on financial instrument is derived from acquisition of Smartconn on January 5, 2023, and acquisition of Boxinrui on March 28, 2023 which involved payments of future financial instrument upon the shares price is lower than the payment date price. Put options liabilities are recorded for the estimated fair value of the financial instrument on the merger date. The fair value of the financial instrument is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. The Company recorded an unrealized loss of approximately $71.0 million for the year ended December 31, 2023.

Income Tax Benefit

Income tax benefit was approximately $0.1 million for the year ended December 31, 2023, compared to approximately $1.0 million for the year ended December 31, 2022. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%. As of December 31, 2022, the Company had accrued (before adjustment) total income tax liabilities of $550,602. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of $550,602 (or RMB3,798,484) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from $550,602 to $nil as of December 31, 2022.

Net Loss

As a result of the foregoing, our net loss increased by $100.7 million, or 467.2%, from $21.5 million for the year ended December 31, 2022 to $122.2 million for the year ended December 31, 2023. The increased net loss was the result of increased operation expenses, fair value loss on financial instruments and financial assets and fair value loss on financial instruments and financial assets as discussed above.

Other comprehensive (loss) income

Foreign currency translation loss was approximately $1.7 million and approximately $6.0 million for the years ended December 31, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at RMB7.0999 to USD1.00 as compared to RMB6.8972 to USD1.00 as of December 31, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2023 and 2022 were RMB7.0809 to USD1.00 and RMB6.7290 to USD1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, loss/gain on fair value change on financial instruments and convertible debt and fair value loss on financial instruments and financial assets. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Years Ended
	December 31,
	2023	2022	2021

Net loss:	$(122,227,195)	$(21,548,700)	$(9,482,448)
Add:
Share-based compensation expenses	6,058,117	5,983,907	6,335,246
Change in fair value of convertible debt	21,166	2,448,936	1,508,229
Fair value loss on financial instrument	71,006,115	-	-
Adjusted net loss	$(45,141,797)	$(13,115,857)	$(1,638,973)

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2023, cash of approximately $2.3 million were fully held by the Company and its subsidiary in mainland PRC.

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

For the year ended December 31, 2023, the Company had negative working capital of $760,201 and incurred a net loss of approximately $122.2 million. For fiscal 2023, the Company had negative operation cash flow of approximately $11.2 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2023, the Company had cash of approximately $3.0 million.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s ordinary shares at the market price by 96%, and the company shall issue to Yorkville 933 ordinary shares as a commitment fee. The Company issued 933 ordinary shares for commitment fee on December 15, 2022. In 2023, the Company issued 49,319 ordinary shares, the remaining gross balance of $500,000 was collected by March 22, 2024, subsequently.

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

The following summarizes the key components of our cash flows for the years ended December 31, 2023, 2023,2022 and 2021.

	For the Years Ended
	December 31,
	2023	2022	2021

Net cash used in operating activities	$(11,152,805)	$(9,656,725)	$(9,761,386)
Net cash used in investing activities	(2,430,858)	(815,220)	(4,066,435)
Net cash provided by financing activities	9,289,034	12,984,391	12,289,296
Effect of exchange rate change on cash and restricted cash	(370,193)	(188,372)	205,069
Net (decrease) increase in cash, cash equivalent and restricted cash	$(4,664,822)	$2,324,074	$(1,333,456)

Operating Activities

Net cash used in operating activities was approximately $11.2 million for the year ended December 31, 2023. Cash used in operating activities for the year ended December 31, 2023 mainly consisted of approximately $122.2 million of net loss, adjustment of $113.0 million non-cash items, an increase of approximately $6.4 million in accounts receivable and an increase of approximately $1.5 million in prepayments, deposits and other assets. Offset by an increase of approximately $6.1 million in accounts payable.

Net cash used in operating activities was approximately $9.7 million for the year ended December 31, 2022. Cash used in operating activities for the year ended December 31, 2022 mainly consisted of approximately $21.5 million of net loss, adjustment of $15.2 million non-cash items, a decrease of approximately $6.8 million in account payable (including related parties) due to less purchase, offset by an increase of approximately $3.0 million in account receivable due to slowly collection.

Net cash used in operating activities was approximately $9.8 million for the year ended December 31, 2021. Cash used in operating activities for the year ended December 31, 2021 mainly consisted of approximately $9.5 million of net loss, adjustment of $11.0 million non-cash items, an increase of approximately $10.5 million in account receivable due to slowly collection, a decrease of approximately$3.7 million in accounts payable due to more purchase in 2021, offset by a decrease of approximately $4.1 million in contract costs incurred for fulfillment of contracts.

Investing Activities

Net cash used in investing activities was approximately $2.4 million for the year ended December 31, 2023. Cash used in investing activities for the year ended December 31, 2023 consisted of approximately $1.9 million spending on purchases of intangible assets and property and equipment, net loans to third parties of approximately $1.3 million and payment to related party of approximately $0.6 million, offset by approximately repayment of $1.4 million from related parties.

Net cash used in investing activities was approximately $0.8 million for the year ended December 31, 2022. Cash used in investing activities for the year ended December 31, 2022 was mainly due to $3.9 million spending on purchases of intangible assets and property and equipment, payment to related parties of approximately $0.6 million, and paid to long term investments of approximately$0.4 million, offset by approximately $4.0 million collected from working capital support provided to Kezhi Technology Co., Ltd.(“Kezhi”).

Net cash used in investing activities was approximately $4.1 million for fiscal 2021. Cash used in investing activities for fiscal 2021 was mainly due to $4.9 million spending on purchases of intangible assets and property and equipment and payment to related parties of approximately $0.8 million, offset by approximately $1.7 million collected from working capital support provided to Kezhi Technology Co., Ltd. (“Kezhi”).

Financing Activities

Net cash provided by financing activities was approximately $9.3 million for the year ended December 31, 2023. Net cash provided by financing activities for the year ended December 31, 2023 was mainly net proceeds approximately $8.5 million from the market offering, and net proceeds of $1.4 million on bank loan, offset by approximately $1.3 million repayment to convertible note.

Net cash provided by financing activities was approximately $13.0 million for the year ended December 31, 2022. Net cash provided by financing activities for the year ended December 31, 2022 was mainly net proceeds of approximately $8.0 million from issuance of convertible note and approximately $7.0 million from the market offering, offset by net repayment of $1.5 million on bank loan.

Net cash provided by financing activities was approximately $12.3 million for fiscal 2021. Net cash provided by financing activities for the year ended December 31, 2021 was mainly net proceeds of approximately $6.9 million from issuance of convertible note and approximately $5.1 million from the market offering, offset by net repayment of $0.3 million on bank loan.

Capital Expenditures

The Company made capital expenditures of $1.9 million, $3.9 million and $4.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for credit losses. The Company estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Intangible assets, net

Our intangible assets mainly include capitalized development costs, purchased software and acquired software from business acquisitions. The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the year ended December 31, 2023, due to slow development of Smartconn, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Smartconn of $2,272,829 for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021 the Company recognized $nil impairment for the long-lived assets.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Company evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. For the year ended December 31, 2023, the Company performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Smartconn was less than carrying value. The Company impaired the goodwill acquired from the acquisition of Boxinrui and Smartconn of $8,580,543 and $21,105,559 for the year ended December 31, 2023.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue. and (5) others revenue. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

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

(4) Trading revenue

The Company started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Company started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Company’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Company’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Company charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Company’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Company provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Company are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for 1.1% of the Company’s revenue for the year ended December 31, 2023.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services and products.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2023 and 2022 the balance of deferred revenue amounted to $2,175,896and $1,376,998, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023 and 2022. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464.

Name	Age	Position
Stewart Lor	60	CEO, President, and Chairman of the Board
Yuxia Xu	50	Chief Financial Officer and Chief Operating Officer
Charles Tingru Ou	48	Chief Product Officer
Wei Jiang(1)(4)	51	Independent Director
Ruizhong Jiang(2)	60	Independent Director
Phillip Tao Qiu(3)	41	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Compensation Committee.

(4)	Audit Committee financial expert.

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

Charles Tingru Ou currently serves as the Chief Product Officer of the Company. Mr. Ou, a seasoned technology professional, has extensive experience in digital and information technologies for international trade applications. He had served various managerial positions at cross-border trade related technology companies with expertise in architectural design and planning of system and platform development for customs compliance, trade logistics and supply chain. Mr. Ou is a graduate of Jiangxi Science and Technology Normal University.

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

Phillip Tao Qiu is an independent director of the Company and serves the Chairman of the Compensation Committee and a member of the Nominating Committee and the Audit Committee of the Board of the Company. As a seasoned professional, Mr. Qiu has an extensive background in finance, mergers and acquisitions, and corporate branding. He has been pivotal in advising several global enterprises during their successful initial public offerings and has provided strategic insights to prominent investment funds. Mr. Qiu obtained his bachelor’s degree from Design Factory International’s College of Communication Art and New Media and his master’s degree from Brand University of Applied Sciences in Germany. He is currently pursuing a PhD degree in Economics at Imperial College London in the United Kingdom.

Ruizhong Jiang is an independent director of the Company and as the Chairman of the Nominating Committee and a member of the Compensation Committee and the Audit Committee of the Board of the Company. As a highly respected expert in the field of oil and natural gas engineering, Dr. Jiang is a member of the International Society of Petroleum Engineers and China Petroleum Society. He has served as a lecturer, professor and doctoral tutor in China University of Petroleum and has received numerous acclaims and awards on his research and education in oil and natural gas engineering. Dr. Jiang holds a PhD degree in Oil and Gas Development Engineering from Southwest Petroleum University and a master’s degree in Oil and Gas Development Engineering from China University of Petroleum.

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which the Sixth Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Sixth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$1,115,972 in cash and benefits to our directors and executive officers. The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2023, 2022 and 2021 to each of the following named executive officers.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation (3)	Total Paid
Stewart Lor/CEO and Chairman of the Board (1)	2021	200,111	100,822	-	300,933
	2022	116,400	-	1,000,000	1,116,400
	2023	192,674	-	436,093	628,767

Yuxia Xu/CFO and Chief Operating Officer (2)	2021	-	-	-	-
	2022	-	-	600,000	600,000
	2023	84,735	-	14,130	98,865

Wei Jiang /Independent Director	2021	-	-	-	-
	2022	-	-	-	-
	2023	-	-	-	-

Tao Qiu /Independent Director	2021	-	-	-	-
	2022	-	-	-	-
	2023	-	-	320,000	320,000

Tingru Ou/ Chief Product Officer	2021	-	-	-	-
	2022	-	-	-	-
	2023	27,440	-	40,900	68,340

(1)	After Mr. Ban Lor’s resignation from his position as the co-CEO and co-Chairman of the Board on July 29, 2022, Mr. Stewart Lor has been serving as our sole CEO and Chairman of the Board.
(2)	Appointed CFO and Chief Operating Officer, with effect from May 1, 2022.
(3)	Amounts reported in this column refer to the cash bonus granted to CEO and CFO provided by the Company with respect to their contribution to date approved by Compensation Committee of the Company. Cash bonuses are paid in accordance with general compensation plan of the Company to reward and further incentive officers for achievement of the Company’s business strategy and development goals.

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

On April 4, 2019, the Board approved several restricted stock options grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 4,377 stock options to key employees and directors under the Plan. Stock options granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company.

On February 23, 2020, the Board approved to register all the shares issuable under the Company’s 2018 Amended Option Plan in a registration statement on a Form S-8 (File No. 333-253408), representing 38,148 Class A ordinary shares issuable under our Amended 2018 Stock Option Plan (the “First Amendment”). The Company has issued certain options to the employees, advisors, and consultants (collectively the “Participants”) of the Company under the Amended Plan to purchase in an aggregate amount of 38,148 Class A ordinary shares the grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

On June 16. 2022, the Board approved to the proposal to modify the Company’s Amended 2018 Stock Option Plan (the “Second Amendment”, and collectively with the 2018 Plan and the First Amendment, the “Amended 2018 Plan”) by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Shares Units to the employees, directors and consultants.

On July 8, 2022, the Board approved to register all the shares issuable under the Company’s Amended 2018 Stock Option Plan in a registration statement on a Form S-8 (File No. 333-266092), representing 83,211 Class A ordinary shares issuable under our Amended 2018 Plan. The Company has granted certain Restricted Shares and Restricted Shares Units to the Participants of the Company under the Amended Plan to purchase in an aggregate amount of 50,000 Class A ordinary shares and the grants have been made under such plan as of the date hereof.

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 259,473 Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 83,211 Class A ordinary shares registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 342,684 Class A ordinary shares.

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

On May 26, 2021, the Board approved to issue certain options to its employees, advisors, and consultants of the Company under the Amended Plan to purchase in an aggregate amount of 31,687 Class A ordinary shares to be governed by the terms and conditions set forth in a form of option agreement.

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

C. Board Practices

Composition of Board; Risk Oversight

Our Board presently consists of five (5) directors. Pursuant to our Sixth Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the Board shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the Board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the Board until the next annual meeting of the Company. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”) immediately prior to the consummation of Company’s IPO. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Sixth Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. There is no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of the Board. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

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

Under our Sixth Amended and Restated Memorandum and Articles of Association, we shall hold an annual general meeting in each year other than the year in which the Sixth Amended and Restated Memorandum and Articles of Association were adopted and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Board shall appoint.

Our Board plays a significant role in our risk oversight. The Board makes all relevant company decisions. As such, it is important for us to have our CEO serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Wei Jiang, Ruizhong Jiang and Phillip Tao Qiu are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Currently, our Audit Committee consists of three members, Wei Jiang, Phillip Tao Qiu and Ruizhong Jiang, with Wei Jiang serving as the chairman of the Audit Committee. Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board has determined that Wei Jiang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of three members, Wei Jiang, Ruizhong Jiang and Phillip Tao Qiu, with Phillip Tao Qiu serving as the chair of Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of three members, Phillip Tao Qiu, Ruizhong Jiang and Wei Jiang, with Ruizhong Jiang serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Sixth Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

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

D. Employees

As of the date of this Annual Report, we had a total of 178 full-time employees, of which 76 are in research and development, 17 are in sales and marketing, 38 are in technical and customer services, and 47 are in general administration.

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

E. Share Ownership

See Item 7 below.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Applicable percentage ownership is based on 259,464,169 Class A ordinary shares and 243,902 Class B ordinary shares outstanding as of December 31, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464.

	Beneficial Ownership
Name of Beneficial Owner	Class A Ordinary Shares	Class A Percentage	Class B Ordinary Shares	Class B Percentage	of Total Voting Power
Stewart Lor (1)	1,549	*	243,902	100%	2.74%
Ruizhong Jiang (2)	*	*	*	*	*
Wei Jiang (3)	*	*	*	*	*
Yuxia Xu (4)	*	*	*	*	*
Charles Tingru Ou	*	*	*	*	*
Phillip Tao Qiu	*	*	*	*	*

All directors and executive officers as a group	1,618	*	243,902	100%	2.74%

HOGSTREAM INTERNATIONAL LTD.(1)	1,549	*	243,902	100%	2.74%

5% or greater beneficial owners as a group	1,549	*	243,902	100%	2.74%

*	Less than 1%.

(1)	Includes (i) 40,197 Class B Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands. (ii) Argo Advisory entered into a share purchase agreement dated April 14, 2022 with Hogstream pursuant to which Argo Advisory agreed to transfer 41,667 Class B Ordinary Shares to Hogstream at a unit price calculated pursuant to the previous day’s closing price per share after a discount of 20%, for a total consideration of USD$2,536,000. Argo Advisory subsequently transferred the above-mentioned 41,667 Class B Ordinary Shares to Hogstream on April 20, 2022. (iii) On December 8, 2022, two shareholders entered into separate security purchase agreements with Hogstream, pursuant to which each of the two shareholders agreed to sell 38,546 Class B Ordinary Shares to Hogstream at a price of $20.88 per share for an aggregate total consideration of $1,614,876. Upon the closing of the transactions on December 16, 2022, the two shareholders transferred an aggregate 77,092 Class B Ordinary Shares to Hogstream. (iv) An aggregate of 86,495 Class A Ordinary Shares held by Hogstream, of which (iv.i) 2,108 Class B Ordinary Shares were acquired in the open market in December 2022; and (iv.ii) 58,194 Class B Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer; (iv.iii) 64,013 Class B Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer. Reference is made to the Company’s report on Amendment No.4 to the Schedule 13D jointly filed by Stewart Lor and Hogstream with the Securities and Exchange Commission on March 22, 2023 for more details on the transaction; and .(iv.iv) 37,820 Class B shares were sold in the open market from June 8, 2023 to September 7, 2023. The ordinary shares beneficially owned by Mr. Lor were re-designated as Class B ordinary shares according to the resolutions passed at the annual general meeting of the Company held on September 5, 2023.

(2)	Includes (i) 24,229 Class A ordinary shares was acquired by Mr. Su pursuant to the security purchase agreement dated December 16, 2022, entered between Mr.Su, other Boxinrui’s shareholders and Powerbridge Cayman; (ii) 104,501 Class A ordinary shares was acquired by Mr. Su pursuant to the security purchase agreement dated March 28, 2023, entered between Mr.Su, other Boxinrui’s shareholders and Powerbridge Cayman.

(3)	Includes 3,450 Ordinary Shares underlying share options held by Wei Jiang that is exercisable within 60 days after the date of this Annual Report.

(4)	Includes 3,104 Ordinary Shares underlying share options held by Yuxia Xu that is exercisable within 60 days after the date of this Annual Report.

As of the date of this Annual Report, there were 76 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Due from related party.

	As of December 31,
	2023	2022

Shanghai Stamp Technology Co., Ltd. (1)	$-	$172,811
Ban Lor (2)	17,155	37,638
Stewart Lor (2)	452,598	1,566,478
Yuxia Xu (2)	207,236	363,666
Phillip Tao Qiu (2)	600,000	-
Xiaoyan Liu (2)	87,990	-
Subtotal	$1,364,979	$2,140,593

(1)	In connection with the acquisition of Smartconn, the balance was effectively settled.
(2)	From time to time, the Company advances funds to senior management for business purpose.

Due to related party.

	As of December 31,
	2023	2022

Hong Yu (1)	$-	$118,114
Shanghai Yue See cultural development Co., LTD (1)	39,985	-
Zhongchuan Dadi (Beijing) Technology Co., LTD (1)	223	-
Subtotal	$40,208	$118,114

(1)	The above balances represent unpaid loan and expenses to these related parties.

Related party transactions

		For the years ended
		2023	2022	2021

Guangzhou Guangrui(1)	Service fees	$-	$-	$725,362
Guangzhou Jiatu Culture Media Co., Ltd. (2)	Service fees	$-	$62,667	$-
Stewart Lor	Interest income	$50,663	$117,569	$-
Yuxia Xu	Interest income	$16,778	$22,802	$-
Shanghai Stamp Technology Co., Ltd.	Interest income	$-	$1,771	$-
Shanghai Yue See cultural development Co., LTD	Service revenue	$4,195	$-	$-

(1)	As the disposal of Shantou Hongrui in February 2022, Guangzhou Guangrui was no longer considered as a related party.

Short term bank loan

Loan from Bank of Communication

On January 27, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 (RMB10.0 million) for a term of one year and at a fixed annual interest rate of 4.70%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan. The loan was fully repaid upon maturity.

On December 14, 2022, Powerbridge Zhuhai entered into facility agreement with Bank of Communication, pursuant to which a total facility of up to $724,932 (RMB5.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from December 12, 2022 to December 12, 2025. The bank loan was guaranteed by the Company’s CEO and CEO’s spouse.

On December 16, 2022, drew down $724,932 (RMB5.0 million) for a term of one year and at a fixed annual interest rate of 4.10%. On December 5, 2023, the loan was fully repaid subsequently.

On December 14, 2023, Powerbridge Zhuhai drew down $454,751 (RMB3,228,684) for a term of one year and at a fixed annual interest rate of 3.90%.

On December 25, 2023, Powerbridge Zhuhai drew down $249,485 (RMB1,771,316) for a term of one year and at a fixed annual interest rate of 3.90%.

On January 18, 2023, Powerbridge Zhuhai entered into facility agreement with Bank of Communication, pursuant to which a total facility of up to $1,408,471 (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from January18, 2023 to December 12, 2025. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.3 million fixed assets as the collateral to secure the loan.

On January 19, 2023, Powerbridge Zhuhai drew down $1,408,471 (RMB10.0 million) for a term of one year and at a fixed annual interest rate of 4.20%. On January 17, 2024, the loan was fully repaid subsequently.

On January 17, 2024, Powerbridge Zhuhai drew down $1,408,471 (RMB10.0 million) for a term of one year and at a fixed annual interest rate of 3.9%.

On January 11, 2023, Powerbridge Zhuhai entered into facility agreement with Bank of Communication, pursuant to which a total facility of up to $704,235 (RMB5.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from January 11, 2023 to December 12,2025. The bank loan was guaranteed by the Company’s CEO and a third party.

On January 16, 2023, Powerbridge Zhuhai drew down $505,323 (RMB3,587,746) for a term of one year and at a fixed annual interest rate of 4.20%. On January 16, 2024, the loan was fully repaid subsequently.

On March 14, 2023, Powerbridge Zhuhai drew down $198,912 (RMB1,412,254) for a term of one year and at a fixed annual interest rate of 4.20%.

On January 31, 2024, Powerbridge Zhuhai drew down $492,965 (RMB3,500,000) for a term of one year and at a fixed annual interest rate of 3.9%, subsequently

Loan from Bank of China

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

On June 10, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company partially repaid $289,973 in advance. the remaining balance was fully repaid on April 3, 2023.

Loan from SPD Bank

On June 20, 2023, Powerbridge Zhuhai entered into a facility agreement with Shanghai Pudong Development Bank obtain a total facility of up to $1,126,776 (RMB8.0 million) The loan facility is available for the Company to withdraw from June 20, 2023 to May, 24, 2024. The bank loan was guaranteed by the Company’s CEO and pledged approximately $1.7 million fixed assets as the collateral to secure the loan. On June 28, 2023, Powerbridge Zhuhai drew down $1,126,776 (RMB8.0 million) for a term of one year and at a fixed annual interest rate of 4.1%.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2018 Stock Option Plan.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceedings or investigations which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details

The Registration Statement became effective on March 28, 2019. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “XTKG”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “XTKG”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

Our Sixth Amended and Restated Memorandum and Articles of Association (the “Memorandum” and the “Articles”) were filed as Exhibit 10.1 of Form 6-K filed on October 27, 2023 and are hereby incorporated by reference into this Annual Report. The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. We were incorporated as an exempted company with limited liability under the Companies Act (2018 Revision) of the Cayman Islands, now the Companies Act (Revised) (“Cayman Companies Act”), on July 27, 2018. A Cayman Islands exempted company:

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

As of the date of this Annual Report, the authorized share capital of the Company is US$2,000,000,000 divided into 5,000,000,000 shares of a par value of US$0.40 each, 4,980,000,000 of which are designated Class A ordinary shares and 20,000,000 of which are designated Class B ordinary shares. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares provided that if such operates to vary the rights of holders of ordinary shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board. Our Sixth Amended and Restated Memorandum and Articles of Association provide that our Board may declare and pay dividends out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed, or out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

Voting Rights. In respect of all matters subject to a shareholder’s vote, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is presented by a duly authorized representative), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one (1) vote for each Class A ordinary share and thirty (30) votes for each Class B ordinary share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board or upon a requisition of shareholders holding at the date of deposit of the requisition not less one-tenth of such of the paid-up share capital of our Company that carries the right to vote at a general meeting, forthwith proceed to convene an extraordinary general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as making changes to our Sixth Amended and Restated Memorandum and Articles of Association.

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

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Sixth Amended and Restated Memorandum and Articles of Association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

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

Anti-Takeover Provisions. Some provisions of our Sixth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Sixth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our Sixth Amended and Restated Memorandum and Articles of Association provides that anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may be done without a meeting by written resolution in accordance with such Third Amended and Restated Memorandum and Articles of Association. A written resolution is passed when it is signed by (or in the case of a shareholder that is a corporation, on behalf of) all the shareholders, or all the shareholders of the relevant class thereof, entitled to vote thereon, or in the case of an ordinary resolution, the requisite majority, and may be signed in as many counterparts as may be necessary.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our Sixth Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 10% of the share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, a shareholder may give notice to the Company of business proposed to be brought before an annual general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Sixth Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Sixth Amended and Restated Memorandum and Articles of Association, directors may be removed by way of a special resolution of our shareholders at any time before the expiration of his or her period of office.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Sixth Amended and Restated Memorandum and Articles of Association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Sixth Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Sixth Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Sixth Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Sixth Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares. For details relating to the PRC law, see “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

We do not believe that we meet all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC.

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

Provided that our Cayman Islands holding company, we, are not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

Documents concerning us that are referred to in this document may be inspected at Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company”.

J. Annual Report to Security Holders

Not applicable.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 2.3% in fiscal year 2021, depreciated by 8.2% in fiscal year 2022 and further depreciated by 2.9% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 increased 1.5%, 2.0% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2023 were not effective at the reasonable assurance level due to the material weakness described below.

In connection with the audit of our financial statements for the years ended December 31, 2023, 2022 and 2021, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2024. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2023.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Onestop Assurance PAC for the periods indicated:

	December 31, 2023	December 31, 2022
Audit Fees
- Onestop Assurance PAC	$201,600	$213,100
Total Fees	$201,600	$213,100

“Audit fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management aligns with and shares common methodologies and reporting channels with our broader risk management.

Key features of our cybersecurity risk management program include, but are not limited to, the following:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT Systems environment;

●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	processes for monitoring for vulnerabilities of our technology which includes code review (as necessary), testing and analysis of software across the software lifecycle;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	physical and technical security measures, including encryption, authentication, and access controls;

●	cybersecurity awareness training and internal cybersecurity resources for our employees;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	a third-party risk management process for service providers, suppliers, and vendors who access our system and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business — Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and undertakes overall risk management, including oversight of cybersecurity and other information technology risks.

Our board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any significant cybersecurity incidents. Our board of directors also receives briefings from management on our cyber risk management program.

Our management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management and the security team, including our chief financial officer and network administrator, is responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes Risk Assessment and Analysis, Security Controls Implementation, Security Awareness and Training, Security Governance and Policies, Security Incident Analysis, Threat Intelligence and Monitoring, Business Continuity and Disaster Recovery.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT Systems environment.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of X3 Holdings Co., Ltd., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title

1.1	Sixth Amended and Restated Memorandum and Articles of Association(5)

2.1	Specimen Ordinary Share Certificate(16)

2.2	Form of Underwriter Warrant(4)

4.1	2018 Stock Option Plan(14)

4.2	2018 Amended Stock Option Plan(15)

4.3	Form of Employment Agreement(2)

4.4	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017(2)

4.5	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016(2)

4.6	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017(2)

4.7	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016(2)

4.8	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016(2)

4.9	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016(2)

4.10	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016(2)

4.11	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015(2)

4.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017(2)

4.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016(2)

4.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015(2)

4.15	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014(2)

4.16	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Yuping Ouyang dated as of October 23, 2018(2)

4.17	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Guoguan Wang dated as of October 22, 2018(2)

4.18	Independent Director Offer Letter between Powerbridge Technologies Co., Ltd. and Bo Wu dated as of October 22, 2018(2)

4.19	Director Offer Letter between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of October 23, 2018(2)

4.21	Employment Agreement between Powerbridge Technologies Co., Ltd. and Stewart Lor dated as of August 18, 2018(2)

4.22	Unofficial English Translation of Technology Development Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Project Department of Guiyang Gaimao Railway Port Construction (Phase I project) of No.3 Engineering Company of China Railway No.8 Engineering Group Co., Ltd. dated as of September 1, 2019(6)

4.23	Unofficial English Translation of Sales Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Wuhan Borui Int Technology Co., LTD. dated as of June 28, 2019(6)

4.24	Form of Securities Purchase Agreement(7)

4.25	Form of Securities Purchase Agreement(8)

4.26	Form of Unsecured Convertible Promissory Note(8)

4.29	Sales Agreement, dated February 23, 2021, by and between Powerbridge Technologies Co., Ltd. and A.G.P./Alliance Global Partners(11)

4.30	Unofficial English Translation of Equity Transfer Agreement, dated January 6, 2022, by and between Powerbridge Technologies Co., Ltd. and the shareholder of SmartConn., Limited

4.31	Unofficial English Translation of Equity Transfer Agreement, dated January 5, 2023, by and between Powerbridge Technologies Co., Ltd. and a shareholder of SmartConn., Limited

4.32	Unofficial English Translation of Equity Transfer Agreement, dated June 24, 2022, by and between Powerbridge Technologies Co., Ltd. and Boxinrui International Holdings Limited

4.33	Securities Purchase Agreement, dated September 1, 2022, by and between Powerbridge Technologies Co., Ltd. and Streeterville Capital, LLC(18)

4.34	Convertible Promissory Note issued by Powerbridge Technologies Co., Ltd to Streeterville Capital, LLC on September 1, 2022(17)

4.35	Ordinary Share Purchase Agreement, dated September 1, 2022, by and between Powerbridge Technologies Co., Ltd. and White Lion Capital LLC(19)

4.36	Standby Equity Purchase Agreement, dated September 9, 2022, by and between Powerbridge Technologies Co., Ltd. and YA II PN, Ltd.(20)

4.37	Securities Purchase Agreement by and between Powerbridge Technologies Co., Ltd. and Uptown Capital, LLC dated as of January 8, 2021(12)

4.38	Convertible Promissory Note dated January 8, 2021(12)

4.39	Securities Purchase Agreement dated April 9, 2021 by and between the Company and the Investor(13)

4.40	Form of Convertible Note(13)

4.41	Form of Warrant(13)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Conduct and Ethics(2)

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Audit Onestop Assurance PAC

97.1*	Recovery Policy

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

(2)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

(3)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

(4)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

(5)	Previously filed; incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on October 27, 2023.

(6)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 20-F filed with the Securities and Exchange Commission on June 24, 2020.

(7)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on August 28, 2020.

(8)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on September 8, 2020.

(9)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

(10)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 25, 2020.

(11)	Previously filed; incorporated by reference to Exhibit 1.01 of the Company’s Registration Statement on Form F-3 filed with the SEC on February 23, 2021.

(12)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on February 23, 2021.

(13)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on April 9, 2021.

(14)	Previously filed, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-229128) filed with the Commission on March 21, 2019.

(15)	Previously filed, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on July 2, 2020.

(16)	Previously filed, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No.333-269513) filed with the Commission on February 1, 2023.

(17)	Previously filed, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the Commission on September 2, 2022.

(18)	Previously filed, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 2, 2022.

(19)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 9, 2022.

(20)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 13, 2022.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

X3 Holdings Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer

Dated:	April 30, 2024

X3 HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of X3 HOLDINGS CO., LTD. (formerly known as Powerbridge Technologies Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of X3 HOLDINGS CO., LTD. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ OneStop Assurance PAC

OneStop Assurance PAC

Singapore

April 30, 2024

PCAOB Id#: 6732

We have served as the Company’s auditor since 2021

X3 HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$2,991,563	$9,380,322
Restricted cash	1,723,937	-
Accounts receivable, net	21,487,053	14,814,583
Notes receivable	28,169	13,049
Due from related parties, net	1,364,979	2,140,593
Loan receivable, net	1,037,304	59,612,192
Prepayments, deposits and other current assets, net	2,434,714	1,447,752
Total Current Assets	31,067,719	87,408,491

Property and equipment, net	5,902,949	5,833,918
Intangible assets, net	35,032,450	5,162,724
Prepayments, deposits and other assets	76,274,752	226,544
Long term investments	11,272,965	30,764,195
Goodwill	15,031,608	-
Right-of-use assets-operating lease	357,007	211,585
Deferred tax assets	1,019,173	980,653
Total Assets	$175,958,623	$130,588,110

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$3,943,718	$2,609,755
Accounts payable	18,567,993	12,815,532
Convertible notes	5,020,633	9,079,966
Deferred revenue	2,175,896	1,376,998
Loan from third parties	552,108	-
Accrued expenses and other current liabilities	1,086,194	1,733,181
Due to related party	40,208	118,114
Taxes payable	180,442	110,843
Operating lease liabilities -current	260,728	91,587
Total Current Liabilities	31,827,920	27,935,976
Operating lease liabilities -non-current	109,956	101,992
Total Liabilities	31,937,876	28,037,968

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A Common shares, $0.4 par value, 4,980,000,000 shares authorized; 259,464,169 and 1,187,498 issued and outstanding as of December 31, 2023 and 2022, respectively*	103,785,668	474,999
Class B Common shares, $0.4 par value, 20,000,000 shares authorized; 243,902 and nil issued and outstanding as of December 31, 2023 and 2022, respectively*	97,561	-
Additional Paid-in Capital	243,197,192	164,753,623
Subscription receivable	(40,500,000)	-
Accumulated deficit	(168,679,873)	(59,081,432)
Accumulated other comprehensive loss	(5,062,516)	(3,333,541)
Total X3 Holdings Co., Ltd.’s Shareholders’ Equity	132,838,032	102,813,649
Non-controlling interest	11,182,715	(263,507)
Total Equity	144,020,747	102,550,142
Total Liabilities and Equity	$175,958,623	$130,588,110

*	Retroactively restated for one-for-eight reverse split with effective date of September 22, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2023	2022	2021
REVENUES:
Application development services	$9,780,115	$3,847,199	$20,323,422
Consulting and technical support services	3,609,158	2,538,500	4,555,352
Subscription services	695,010	758,526	936,913
Trading revenue	2,549,808	3,338,584	6,277,141
Others revenue	190,732	-	-
Total revenues	16,824,823	10,482,809	32,092,828

COST OF REVENUES
Cost of application development services	9,236,901	2,443,460	12,785,491
Cost of consulting and technical support services	1,404,193	983,700	2,198,310
Cost of subscription services	102,573	104,499	156,113
Cost of trading revenue	2,504,352	3,183,729	6,237,601
Cost of others revenue	156,608	-	-
Total cost of revenues	13,404,627	6,715,388	21,377,515

GROSS PROFIT	3,420,196	3,767,421	10,715,313

OPERATING EXPENSES
Sales and marketing	1,480,732	1,956,811	2,775,526
General and administrative	12,130,707	7,732,287	6,004,186
Provision for doubtful accounts	539,284	4,733,183	1,100,606
Research and development	4,814,463	3,459,987	2,611,742
Share based compensation	6,058,117	5,983,907	6,335,246
Impairment for intangible assets	2,272,829	-	-
Impairment for goodwill	29,686,102	-	-
Total operating expenses	56,982,234	23,866,175	18,827,306

OPERATING LOSS	(53,562,038)	(20,098,754)	(8,111,993)

OTHER INCOME (EXPENSE)
(Loss) gain from disposition of subsidiaries	-	(1,009)	714
Gain from equity investment	70,947	-	-
Change in fair value of convertible notes	(21,166)	(2,448,936)	(1,508,229)
Gain from fair value change in equity investments	2,402,943	-	-
Fair value loss on financial instruments	(71,006,115)	-	-
Other (expense) income	(169,107)	608	(36,881)
Total other expense	(68,722,498)	(2,449,337)	(1,544,396)

LOSS BEFORE INCOME TAXES	(122,284,536)	(22,548,091)	(9,656,389)

INCOME TAX BENEFIT	(57,341)	(999,391)	(173,941)

NET LOSS	(122,227,195)	(21,548,700)	(9,482,448)

Less: loss attributable to non-controlling interests	(12,628,754)	(43,102)	(141,106)
NET LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD.	(109,598,441)	(21,505,598)	(9,341,342)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(1,715,719)	(6,012,211)	1,880,131
COMPREHENSIVE LOSS	(123,942,914)	(27,560,911)	(7,602,317)
Less: comprehensive loss attributable to non-controlling interest	(12,615,498)	(22,888)	(145,516)
COMPREHENSIVE LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD.	$(111,327,416)	$(27,538,023)	$(7,456,801)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	30,743,188	454,434	205,268
LOSS PER SHARE
Basic and diluted	$(3.56)	$(47.32)	$(45.51)

*	Retroactively restated for one-for-eight reverse split with effective date of September 22, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares *				Additional Paid-in	Subscription	Accumulated	Non- controlling	Accumulated Other Comprehensive	Total
	Class A	Amount	Class B	Amount	Capital	Receivable	Deficit	Interest	Loss	equity
Balance at December 31, 2020	190,714	$76,277	-	$-	$100,149,416	$-	$(28,234,492)	$(112,027)	$814,343	$72,693,517
Issuance shares at the market offering	6,776	2,711	-	-	5,125,766	-	-	-	-	5,128,477
Conversion of convertible loans	19,712	7,886	-	-	6,335,286	-	-	-	-	6,343,172
Issuance of shares for services	2,588	1,035	-	-	460,645	-	-	-	-	461,680
Options granted	-	-	-	-	5,873,566	-	-	-	-	5,873,566
Issuance of shares for options exercised	100	40	-	-	(40)	-		-	-	-
Issuance of reserve shares	16729	6,692	-	-	(6,692)	-	-	-	-	-
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	247	-	247
Net loss for the year	-	-	-	-	-	-	(9,341,342)	(141,106)	-	(9,482,448)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(4,410)	1,884,541	1,880,131
Balance at December 31, 2021	236,619	$94,641	-	$-	$117,937,947	$-	$(37,575,834)	$(257,296)	$2,698,884	$82,898,342
Issuance shares at the market offering	237	95	-	-	56,354	-	-	-	-	56,449
Conversion of convertible loans	82,965	33,186	-	-	3,762,738	-	-	-	-	3,795,924
Issuance of shares for services	50,197	20,079	-	-	2,627,376	-	-	-	-	2,647,455
Options granted		-	-	-	3,336,452	-	-	-	-	3,336,452
Issuance of reserve shares	10,069	4,028	-	-	(4,028)	-	-	-	-	-
Issuance of shares for private placement	167,225	66,891	-	-	6,963,628	-	-	-	-	7,030,519
Issuance shares for investments	640,186	256,079	-	-	30,073,156	-	-	-	-	30,329,235
Disposition of a subsidiary	-	-	-	-	-	-	-	16,677	-	16,677
Net loss for the year	-	-	-	-	-	-	(21,505,598)	(43,102)	-	(21,548,700)
Foreign currency translation adjustment	-	-	-	-	-	-	-	20,214	(6,032,425)	(6,012,211)
Balance, December 31, 2022	1,187,498	$474,999	-	$-	$164,753,623	-	$(59,081,432)	$(263,507)	$(3,333,541)	$102,550,142
Conversion of convertible loans	111,875	44,751	-	-	3,083,702	-	-	-	-	3,128,453
Issuance shares for acquisitions	1,630,616	652,247	-	-	36,066,490	-	-	-	-	36,718,737
Issuance shares as prepayment for potential acquisition	698,301	279,320	-	-	15,626,866	-	-	-	-	15,906,186
Issuance of shares for private placement	132,044,426	52,817,771	-	-	(3,780,052)	(40,500,000)	-	-	-	8,537,719
Issuance of shares for services	1,506,245	602,498	-	-	5,455,619	-	-	-	-	6,058,117
Split shares	(855)	(342)			(3,185)	-	-	-	-	(3,527)
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	115,050	-	115,050
Net loss for the year	-	-	-	-	-	-	(109,598,441)	(12,628,754)	-	(122,227,195)
Non-controlling interests recognized from step acquisitions	-	-	-	-	-	-	-	23,946,670	-	23,946,670
Put options compensations	122,529,965	49,011,985	-	-	21,994,129	-	-	-	-	71,006,114
Transfer Class A to Class B	(243,902)	(97,561)	243,902	97,561	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	13,256	(1,728,975)	(1,715,719)
Balance, December 31, 2023	259,464,169	$103,785,668	243,902	$97,561	243,197,192	$(40,500,000)	$(168,679,873)	$11,182,715	$(5,062,516)	$144,020,747

*	Retroactively restated for one-for-eight reverse split with effective date of September 22, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(122,227,195)	$(21,548,700)	$(9,482,448)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation and amortization	5,458,596	2,163,197	2,016,719
Provision for credit losses	539,284	4,733,183	1,100,606
Share based compensation	6,058,117	5,983,907	6,335,246
Loss from disposal of property and equipment	188	104,091	4,661
Deferred tax benefit	(66,695)	(435,741)	(174,076)
Gain from fair value change in equity investments	(2,402,943)	-	-
Fair value loss on financial instruments	71,006,115	-	-
Gain from long term investment	(70,947)	-	-
Impairment for goodwill	29,686,102	-	-
Impairment for intangible assets	2,272,829	-	-
Change in fair value of convertible debt	21,166	2,448,936	1,508,229
Accrued interest of convertible debt	297,954	195,139	226,775
Loss (gain) from disposition of a subsidiary	-	1,009	(714)
Amortization of right-of-use assets-operating lease	172,435	45,381	-
Changes in assets and liabilities:
Notes receivable	(15,535)	(13,375)	-
Accounts receivable	(6,409,095)	2,980,772	(10,459,509)
Contract costs	-	-	4,088,073
Prepayments, deposits and other assets	(1,513,880)	581,031	(70,480)
Accounts payable	6,076,903	(6,150,415)	(4,444,198)
Accounts payable-related party	-	(695,373)	725,362
Accrued expenses and other current liabilities	(783,861)	999,500	(1,359,673)
Taxes payable	58,266	(578,597)	15,089
Deferred revenue	830,574	(406,833)	208,952
Operating lease liabilities	(141,183)	(63,837)	-
NET CASH USED IN OPERATING ACTIVITIES	(11,152,805)	(9,656,725)	(9,761,386)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Loans to) repayment from third parties	(1,320,203)	4,039,454	1,653,246
Purchases of property and equipment	(679,146)	(2,625,731)	(2,097,163)
Purchases of intangible assets	(1,240,041)	(1,247,824)	(2,797,400)
Proceeds from disposal of property and equipment	59	45,670	1,907
Payment for long-term investment	-	(445,831)	-
Payments to related parties	(600,000)	(580,958)	(827,025)
Proceeds from related parties	1,350,425	-	-
Net cash arising from business combination	58,048	-	-
NET CASH USED IN INVESTING ACTIVITIES	(2,430,858)	(815,220)	(4,066,435)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	3,954,300	3,715,262	4,340,547
Repayments of bank loans	(2,542,050)	(5,201,367)	(4,650,586)
Proceeds from private placement and market offering	8,537,719	7,027,254	5,128,477
Split shares	(3,527)	-	-
(Payment to) proceeds from issuance of convertible note	(1,250,000)	7,979,983	6,860,000
Proceeds from (payments to) related parties	40,484	(90,910)	145,552
Loan from (repayment to) third party	552,108	(445,831)	465,059
Capital contribution by non-controlling shareholder	-	-	247
NET CASH PROVIDE BY FINANCING ACTIVITIES	9,289,034	12,984,391	12,289,296

EFFECT OF EXCHANGE RATE CHANGES	(370,193)	(188,372)	205,069

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENT AND RESTRICTED CASH	(4,664,822)	2,324,074	(1,333,456)

CASH, CASH EQUIVALENT AND RESTRICTED CASH - beginning of year	9,380,322	7,056,248	8,389,704

CASH, CASH EQUIVALENT AND RESTRICTED CASH - end of year	$4,715,500	$9,380,322	$7,056,248

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$144,080	$203,380	$211,197
Income taxes	$14,138	$718	$3,836

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$324,304	$262,255	$-
Conversion of convertible loans	$3,128,453	$3,795,924	$6,343,172
Issuance shares for third party receivable	$-	$59,714	$-
Issuance shares as prepayment for potential acquisition	$15,906,186	$-	$-
Issuance shares for acquisitions	$36,718,737	$-	$-
Non-controlling interests recognized from step acquisitions	$23,946,670	$-	$-
Due to related party transferred to non-controlling interests	$115,050	$-	$-
Prepayments, deposits and other assets transferred from loan receivable	$59,651,975	$-	$-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$2,991,563	$9,380,322	$6,960,996
Restricted cash	1,723,937	-	95,252
Total cash and restricted cash	$4,715,500	$9,380,322	$7,056,248

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

X3 Holdings Co., Ltd. (“X3” or the “Company”), formerly known as Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries (collectively the “Company”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Stewart Lor, the Company’s Chairman of the Board and Chief Executive Officer (“CEO”) is the ultimate Controlling Shareholders of the Company.

Effective January 30, 2024, the Company has undergone a transformation, changing its corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. The Nasdaq stock symbol has also transitioned from PBTS to XTKG. This change reflects the Company’s evolving global expansion strategy and its commitment to broader technological and business horizons.

As of December 31, 2023, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”)	100% by X3	July 27, 2018	Hong Kong, PRC	Investment holding
Boxinrui International Holdings Limited (“Boxinrui”)	100% by X3	August 5, 2021	BVI	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by X3	July 28, 2020	Hong Kong, PRC	Investment holding
Powercrypto Holding Pte. Ltd. (“Powercrypto”)	100% by X3	October 1, 2021	Singapore	Management consultancy services
Powercrypto Inc (1)	100% by X3	April 5, 2022	USA	Management consultancy services
X3 HOLDINGS PTE. LTD.	100% by X3	November 8, 2023	Singapore	Investment holding
Powerbridge High Technologies Holding Co., Ltd	100% by X3	January 11, 2023	Macau	Investment holding
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	Software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	Software application and technology services
Powerstream Capital Co., Ltd. (“Powerstream Capital”) (2)	100% by Powerbridge HK	August 11, 2022	the PRC	Investment, software application and technology services
Powerbridge Digital Trade (HK) Co., Limited	51% by Powerbridge HK	June 26, 2023	Hong Kong, PRC	Investment holding
SmartConn Co.Limited(“SmartConn”)	50.99% by Powerbridge HK	December 14, 2020	Hong Kong, PRC	Investment holding
Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”)	100% by Boxinrui	November 30, 2021	Hong Kong, PRC	Investment holding

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (continued)

Shenzhen Hongding Interconnect Technology Co., Ltd. (3)	100% by Hongding	October 21, 2020	the PRC	Software application and technology services
Shenzhen Honghao Internet Technology Co., Ltd (“Honghao”)	100% by Hongding	July 28, 2020	the PRC	Software application and technology services
Wuhan Honggang Technology Co., Ltd (“Honggang”)	60% by Powerbridge Zhuhai	June 21, 2019	the PRC	Software application and technology services
Chongqing Powerbridge Zhixin Technology Co., Ltd (“Zhixin”) (4)	45% by Powerbridge Zhuhai	September 2, 2019	the PRC	software application and technology services
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	Software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Hunan Powerverse Digital Co., Ltd.	51% by Powerbridge Zhuhai	March 9, 2023	the PRC	Software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	Software application and technology services
Shanghai Stamp Technolog Co., Ltd.	100% by SmartConn	December 9, 2018	the PRC	Software application and technology services
Ascendent Insight Education Co., Ltd. (“Ascendent”)	90% by Anxin Jieda	January 7, 2020	the PRC	Software application and technology services
Xingtai Ningyao Technology Co., Ltd.	100% by Ascendent	December 17, 2022	the PRC	Software application and technology services
Agro Digital Fintech Co., Ltd.(5)	51% by Powerbridge Zhuhai	July 6, 2023	the PRC	Digital finance business
Guangdong Hongqiao Digital Technology Co ., Ltd.	51% by Powerbridge Zhuhai	November 28, 2023	the PRC	Software application and technology services

(1)	On August 25, 2023, the name was changed to Powercrypto Inc.

(2)	Powerstream Capital was deregistered on April 12, 2024 subsequently.

(3)	Shenzhen Hongding Interconnect Technology Co., Ltd was deregistered on August 8, 2023.

(4)	Certain third-party shareholders of Zhixin signed consents with the Company for the year ended December 31, 2022, which stated that the Company has the power and control to direct the activities that most significantly impact Zhixin and they unconditionally vote by consensus with the Company in all the board decisions. As such, the Company consolidates the financial results of Zhixin based on the voting power. Zhixin was deregistered on June 13, 2023.

(5)	Agro Digital Fintech Co., Ltd. was deregistered on March 14, 2024, subsequently.

X3 HOLDINGS CO., LTD.
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

Liquidity

For the year ended December 31, 2023, the Company had working capital of negative $760,201 and incurred a net loss of approximately $122.2 million. For fiscal 2023, the Company had negative operation cash flow of approximately $11.2 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2023, the Company had cash of approximately $3.0 million.

On November 24, 2023, the Company entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Company’s Class A ordinary shares at a share price of $0.3 per share. The Company issued 130,463,140 Class A ordinary shares on November 24, 2023.

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

X3 HOLDINGS CO., LTD.
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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, notes and accounts receivable, due from related parties, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables and due to related party approximates their recorded values due to their short-term maturities. The fair value of the deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Put option liability from Smartconn acquisition	$-	$-	$-	$-
Put option liability from Boxinrui acquisition	-	-	-	-
Convertible loan	-	-	5,020,633	5,020,633
Total	$-	$-	$5,020,633	$5,020,633

Financial instrument -put option liabilities

(i) Put option liability from Smartconn acquisition

In connection with the Smartconn acquisition, the previous shareholder of Smartconn may be entitled to receive put option shares as follow: Within two years after the Company acquired, if the consideration shares’ price is lower than the payment date price, the previous shareholder will be entitled to receive compensation shares. On November 22, 2023, both parties entered into a compensation agreement. Pursuant to the agreement, the Company shall issue 53,388,709 to the previous shareholders as a compensation due to continuous declining share price. On November 23, 2023, the Company fully issued the related compensation shares.

Upon the closing of the Smartconn acquisition, the Company recorded the fair value of the financial instrument resulted from put option liability and recorded the changes in fair value in earnings. The Company determined the fair value of the financial instrument using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	January 5, 2023	December 31, 2023
Risk-free interest rate	4.4%	-%
Underlying share price	$26.40	$-
Volatility	74.49%	-
Exercise Price	$25.68~120.00	$-
Option life (years)	2	-

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(ii) Put option liability from Boxinrui acquisition

In connection with the Boxinrui acquisition, the previous shareholder of Boxinrui may be entitled to receive put option shares as follow: Within two years after the Company acquired, if the consideration shares’ price is lower than the payment date price, the previous shareholder will be entitled to receive compensation shares. On November 22, 2023, both parties entered into a compensation agreement. Pursuant to the agreement, the Company shall issue 69,141,256 to the previous shareholders as a compensation due to continuous declining share price. On November 23, 2023, the Company fully issued the related compensation shares.

Upon the closing of the Boxinrui acquisition, the Company recorded the fair value of the financial instrument resulted from put option liability and recorded the changes in fair value from in earnings. The Company determined the fair value of the financial instrument using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	March 28, 2023	December 31, 2023
Risk-free interest rate	3.98%	-%
Underlying share price	$20.90	$-
Volatility	73.53%	-
Exercise Price	$22.38~72.00	$-
Option life (years)	2	-

The following is a reconciliation of the beginning and ending balances for put options measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022

Opening balance	$-	$-
Loss on change in fair value of put options from Smartconn acquisition	30,938,757	-
Loss on change in fair value of put options from Boxinrui acquisition	40,067,358
Shares issued	(71,006,115)	-
Total	$-	$-

Convertible loan

The Company elected the fair value option to account for its convertible loan. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 13 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The following is a reconciliation of the beginning and ending balances for convertible notes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022

Opening balance	$9,079,966	$2,251,832
Issuance of convertible note	-	7,979,983
Loss on change in fair value of convertible notes	21,166	2,448,936
Accrued interest	297,954	195,139
Cash repaid	(1,250,000)	-
Conversion of convertible notes	(3,128,453)	(3,795,924)
Total	$5,020,633	$9,079,966

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2023 and 2022, cash balances were $2,991,563 and $9,380,322, respectively.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing and lawsuit. As of December 31, 2023 and 2022, restricted cash consists of cash equivalents of $1,723,937 and $nil, respectively

Accounts receivable, net

Accounts receivable represents the amounts that the Company has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Group’s consolidated financial statements. The Company estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Prepayments, deposits and other assets, net

Prepayment, deposit and other assets, net, primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees prepayment for potential acquisition and antique art pieces obtained in lieu of debt repayment. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements and periods when they are expected to be realized. These advances are unsecured and these advances and antique art pieces are reviewed periodically to determine whether their carrying value has become impaired.

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

Intangible assets, net

The Company’s intangible assets mainly include capitalized development costs, purchased software and acquired software from business acquisitions. The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Useful Life
Capitalized development costs	5 years
Purchased software	5 years
Software from business combinations	10 years

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the year ended December 31, 2023, due to slow development of Smartconn, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Smartconn of $2,272,829 for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021 the Company recognized $nil impairment for the long-lived assets.

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

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Business combinations

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Company evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment.

In the course of evaluating the potential impairment of goodwill, the Company may perform either a qualitative or a quantitative assessment. The Company’s qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Company assesses qualitative factors to determine whether the existence of events or circumstances leads the Company to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if the Company concludes otherwise, then the Company performs a quantitative impairment analysis.

If the Company either chooses not to perform a qualitative assessment, or the Company chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Company performs a quantitative evaluation. In the case of a quantitative assessment, the Company estimates the fair value of the reporting unit with which the goodwill that is subject to the quantitative analysis is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the excess is recorded as a goodwill impairment, which is limited to the total amount of goodwill allocated to that reporting unit.

For the year ended December 31, 2023, the Company performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Smartconn was less than carrying value. The Company impaired the goodwill acquired from the acquisition of Boxinrui and Smartconn of $8,580,543 and $21,105,559 for the year ended December 31, 2023.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2019 using the modified retrospective approach. Revenues for the years ended December 31, 2023, 2022 and 2021 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue and (5) others revenue. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

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

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The Company assesses that application development service, PCS or specific service and service-type warranty, if applicable, are distinct performance obligations in the application development service contracts. The Company provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Company’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

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

X3 HOLDINGS CO., LTD.
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

(4) Trading revenue

The Company started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Company started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Company’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Company’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Company charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Company’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Company provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Company are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for 1.1% of the Company’s revenue for the year ended December 31, 2023.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”). The Company’s subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services or products.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Company records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Company’s right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2023 and 2022 the balance of deferred revenue amounted to $2,175,896 and $1,376,998, respectively.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2023, 2022 and 2021, the advertising expense amounted to $44,120, $25,373 and $279,979, respectively.

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

X3 HOLDINGS CO., LTD.
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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Loss per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, since the company had a loss, basic and dilutive loss per share is the same.

X3 HOLDINGS CO., LTD.
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

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2023 and 2022, the aggregate amount of cash and restricted cash of $4,056,150 and $5,418,450, respectively, were held at major financial institutions in PRC mainland, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB deprecation by 8.2% in fiscal year 2022 and further deprecation by 2.9% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

(c)	Significant customers

For the year ended December 31, 2023, three customers accounted for 27.1%, 15.5% and 15.1% of the Company’s total revenues. For the year ended December 31, 2022, one customer accounted for 31.8% of the Company’s total revenues. For the year ended December 31, 2021, one customer accounted for 12.8% of the Company’s total revenues. As of December 31, 2023, one customer accounted for 15.9% of the Company’s accounts receivable. As of December 31, 2022, no customer accounted for more than 10% of the Company’s accounts receivable.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(d)	Significant suppliers

For the year ended December 31, 2023, three suppliers accounted for 36.8%, 21.0% and 20.2% of the Company’s total purchases, respectively. For the year ended December 31, 2022, three suppliers accounted for 38.1%, 14.8% and 12.1% of the Company’s total purchases, respectively. For the year ended December 31, 2021, one supplier accounted for 15.8% of the Company’s total purchases. As of December 31, 2023, one supplier accounted for 24.5% of the Company’s total accounts payable. As of December 31, 2022, one supplier accounted for 10.9% of the Company’s total accounts payable.

Reclassifications

Intangible asset was separated from property and equipment as of December 31, 2023 and retroactively reclassified as of December 31, 2022.

Customer deposits was combined to deferred revenue as of December 31, 2023 and retroactively reclassified as of December 31, 2022.

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

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition

The Company accounted the following acquisitions as business combinations in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material.

Smartconn Acquisition

On January 5, 2023, the Company completed an equity acquisition with a shareholder of Smartconn. Prior to the acquisition, the Company held 19.99% in Smartconn. The Company further purchased 31% equity of Smartconn at 90% of the appraisal price. The consideration of the acquisition was paid in the form of 478,747 newly issued Class A ordinary shares of the Company with fair value of $12,640,062. Also, there was $173,243 due from Smartconn was effective settled because of the acquisition and became part of consideration. Together with the newly acquired shares, the Company holds in total 50.99% in Smartconn. The consolidated operating results of Smartconn for the years ended December 31, 2022 were not significant to the Company.

The objective of the acquisition is to support the Company’s software application and technology service. The acquisition was closed on January 5, 2023.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation report performed by an independent valuation firm engaged by the Company. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches. The fair value of the non-controlling interest was calculated after determination of an overall enterprise value for Smartconn under the market approach. Upon the acquisition, the Company recognized a loss of approximately $0.3 million in fair value change for the previous 19.99% equity interests in Smartconn.

Amount
Total consideration for step acquisition	$12,813,305

Assets acquired and liabilities assumed:
Cash acquired	49,496
Property and equipment, net	305
Intangible assets, net	19,226,106
Current liabilities	(83,496)
Total net assets acquired	19,192,411
Previous held 19.99% Equity Value	(7,962,586)
31% Equity Value with noncontrolling interest	(19,522,079)
Goodwill	$21,105,559

The intangible assets are mainly attributable to software acquired through the acquisition, which are amortized over 5-10 years.

Due to sluggish business operations subsequent to the acquisition, the Company engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Company recorded an impairment of intangible asset and goodwill of $2,272,829 and $21,105,559, respectively, for the year ended December 31, 2023.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition (continued)

Boxinrui Acquisition

On March 28, 2023, the Company completed an equity acquisition with fifteen individual shareholders (the “Relevant Shareholders”) of Boxinrui, pursuant to which the Company further acquired 65% equity interest in Boxinrui for a consideration in form of 1,151,869 Class A ordinary shares with fair value of $24,078,675 to the Relevant Shareholders. Prior to the acquisition, the Company held 35% in Boxinrui, which together with the newly acquired shares, the Company holds in total 100% in Boxinrui. The consolidated operating results of Boxinrui for the years ended December 31, 2022 were not significant to the Company.

The objective of the acquisition is to expand the Company’s business scope. The acquisition was closed on March 28, 2023.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation report performed by an independent valuation firm engaged by the Company. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches. The fair value of the non-controlling interest was calculated after determination of an overall enterprise value for Boxinrui under the market approach. Upon the acquisition, the Company recognized a gain of approximately $2.7 million in fair value change for the previous 35% equity interests in Boxinrui.

Amount
Total consideration for step acquisition	$24,078,675

Assets acquired and liabilities assumed:
Cash acquired	10,258
Other current assets	1,034,968
Property and equipment, net	10,975
Intangible assets, net	17,984,093
Current liabilities	(211,718)
Total net assets acquired	18,828,576
Previous held 31.5% Equity Value	(13,937,461)
10% Equity Value with non-controlling interests	(4,424,591)
Goodwill	$23,612,151

The intangible assets are mainly attributable to software acquired through the acquisition, which are amortized over 10 years.

Due to sluggish business operations subsequent to the acquisition, the Company engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Company recorded an impairment of goodwill of $8,580,543 for the year ended December 31, 2023.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2023	2022

Accounts receivable	$28,620,423	$21,895,260
Less: Allowance for credit losses	(7,133,370)	(7,080,677)
Total accounts receivable, net	$21,487,053	$14,814,583

Unbilled accounts receivable included in accounts receivable above amounted to $10,030,721 and $10,027,584 as of December 31, 2023 and 2022, respectively. The unbilled accounts receivables as of December 31, 2023 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of April 24, 2024, approximately $1.6 million (or 5.6%) of total accounts receivable as of December 31, 2023 was collected. It represented 7.6% of billed accounts receivable balance and 2.0% of unbilled accounts receivable balance as of December 31, 2023 were subsequently collected, respectively.

Movement of allowance for credit losses is as follows:

	As of December 31,
	2023	2022	2021

Beginning balance	$7,080,677	$2,607,600	$1,581,142
Provision for credit losses	256,834	4,783,518	1,011,760
Written-off	(6,214)	-	(34,879)
Foreign currency translation adjustments	(197,927)	(310,441)	49,577
Ending balance	$7,133,370	$7,080,677	$2,607,600

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2023	2022

Security deposits (1)	$248,146	$216,446
Advances to suppliers	2,032,099	564,810
Advances to employees	46,293	141,249
Prepaid expense	1,099,950	976,788
Prepayment for potential acquisition (2)	15,906,186	-
Antique art pieces (3)	59,651,975	-
Others	6,511	139,976
	78,991,160	2,039,269
Less: Long term portion	(76,274,752)	(226,544)
Allowance for credit losses	(281,694)	(364,973)
Prepayments, deposits and other assets – current portion	$2,434,714	$1,447,752

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

(2)	On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI Group Limited (“DTI”), pursuant to which the Company agreed to prepay 698,301 shares (equivalent to $15,906,186) to purchase 32% equity of DTI.

(3)	Details refer to Note 6

Movement of allowance for credit losses is as follows:

	As of December 31,
	2023	2022	2021

Beginning balance	$364,973	$313,844	$306,513
Provision for credit losses	-	75,000	88,846
Written-off	(75,000)	-	(88,846)
Foreign currency translation adjustments	(8,279)	(23,871)	7,331
Ending balance	$281,694	$364,973	$313,844

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Loan receivable

Loan receivable consisted of the following:

	As of December 31,
	2023	2022

Unsecured loan receivable from third parties (1)	$1,318,998	$-
Guaranteed loan receivable from media business (2)	-	59,612,192
	1,318,998	59,612,192
Allowance for doubtful accounts	(281,694)	-
Loan receivable, net	$1,037,304	$59,612,192

(1)	As of December 31, 2023, loans to third parties represent the balance the company lend to various third-parties for their working capital needs at rate of 0%-5% per annum.

(2)

Pursuant to the agreement with Shenzhen Kezhi Technology Co., Ltd.(“Kezhi”) on September 25, 2020 and a series of amendments entered during the period from September 25, 2020 to May 16, 2021, the Company intends to expand to media business through Kezhi. The Company originally planned to acquire certain media business assets from Kezhi, however, due to uncertainties in COVID-19, the Company and Kezhi ultimately reached into a final agreement (“Final agreement”) on May 16, 2021. Pursuant to the Final agreement, the Company agreed to extend a working capital support loan to Kezhi in aggregated of $62,581,163 (RMB444,320,000) with expected annual returns over two years and coupon interest rate of 5%. The company collected $4,670,881 (RMB33,162,788) in fiscal year 2022.

On January 5, 2023, the Company, Kezhi, the guarantor and the guarantor’s senior management Mr. Su Haoqing, entered into a debt extinguish agreement. Pursuant to the agreement, Mr. Su Haoqing settled the remaining $59,651,975 (RMB411,157,212) debt by rendering 20 antique art pieces. The company have performed a valuation for accounting recognition purposes by a third-party valuation company.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Long term investment

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
Balance as of January 1, 2022	$-	$-	$-
Additions	11,120,935	19,643,260	30,764,195
Balance as of December 31, 2022	11,120,935	19,643,260	30,764,195
Share of gain in equity method investee	70,947	-	70,947
Decrease due to acquired	(11,191,882)	(8,305,222)	(19,497,104)
Foreign currency translation adjustments	-	(65,073)	(65,073)
Balance as of December 31, 2023	$-	$11,272,965	$11,272,965

(i)

During the year ended December 31, 2022, the Company invested $434,960 (RMB3.0 million) cash and issued 23,985 Class A ordinary shares (equivalent to $1,844,377) for 5.0% equity interest in Shenzhen Chenbao Information service Co., Ltd. (“Chenbao”) in which the Company does not have significant influence and such investment does not have readily determinable fair values.

On January 20, 2022, the Company invested issued 71,410 Class A ordinary shares (equivalent to $8,305,222) for 19.99% equity interest in SamartConn CO., Limited (“SamartConn”) in which the Company does not have significant influence and such investment does not have readily determinable fair values. On January 18, 2023, the Company purchased additional 31% equity of Smartconn (See note 3).

On November 1, 2022, the Company invested issued 231,278 Class A ordinary shares (equivalent to $9,058,701) for 19% equity interest in DTI Group Limited (“DTI”) in which the Company does not have significant influence and such investment does not have readily determinable fair values. On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepay 698,301 Class A ordinary shares (equivalent to $15,906,186) to purchase 32% equity of DTI.

On January 1, 2022, the Company gained 5% equity interest in Guangzhou Xingsheng Information Technology Limited for $0 consideration, in which the Company does not have significant influence and such investment does not have readily determinable fair values.

(ii)

On June 28, 2022, the Company invested issued 83,094 Class A ordinary shares (split-adjusted, equivalent to $6,674,772) for 15% equity interest in Boxinrui International Holdings Limited (“Boxinrui”) in which the Company does not have significant influence and such investment do not have readily determinable fair values. On December 28, 2022, the Company further issued 230,419 Class A ordinary shares (equivalent to $4,446,163) for 20% equity interest in Boxinrui International Holdings Limited. As a result, the Company considers it has significant influence on this investment based on its voting power. During the year ended December 31, 2023, the Company recorded shares of gain of $70,947.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui (See note 3).

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Property and equipment, net

Property and equipment, net, consist of the following:

	As of December 31,
	2023	2022

Computer equipment	$414,230	$380,055
Office equipment, fixtures and furniture	1,997,452	2,033,617
Automobiles	184,308	189,325
Buildings	4,580,571	4,715,189
Construction in Progress	618,661	-
Subtotal	7,795,222	7,318,186
Less: accumulated depreciation	(1,892,273)	(1,484,268)
Property and equipment, net	$5,902,949	$5,833,918

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 amounted to $453,628, $359,344 and $324,367, respectively. As of December 31, 2023, buildings with net book value amounted to $3,932,666 were pledged for obtaining various of loans (See Note 11).

The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage.

Note 9 — Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2023	2022

Capitalized development costs (1)	$11,416,518	$10,478,966
Purchased software	395,446	407,067
Software from business combinations	36,101,237	-
Subtotal	47,913,201	10,886,033
Less: accumulated amortization	(10,614,005)	(5,723,309)
Impairment of capitalized development cost and software acquired	(2,266,746)
Intangible assets, net	$35,032,450	$5,162,724

(1)	The Company capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage.

Amortization expense for the years ended December 31, 2023, 2022 and 2021 amounted to $5,004,968, $1,803,853 and $1,692,352, respectively.

Note 10 — Related party balances and transactions

The relationship of related parties

Name of Related Party	Relationship to the Company
Guangzhou Jiatu Culture Media Co., Ltd. (formerly as Guangzhou Powerbridge Blockchain Co., Ltd.) (1)	Company has significant influence over with this entity
Ban Lor	Co-founder, CEO’s brother
Stewart Lor	CEO
Yuxia Xu	CFO
Hong Yu	shareholder of Zhixin
Shanghai Stamp Technology Co., Ltd.	The Company owns equity interest
Phillip Tao Qiu	Independent Director
Guangodong Guangrui Network Technology Co., Ltd. (Guangdong Guangrui)	Company has significant influence over with this entity.
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent
Shanghai Yue See cultural development Co., LTD	Shareholder of Metafusion

(1)	On June 2, 2022, the Company’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions (continued)

Due from related parties

	As of December 31,
	2023	2022

Shanghai Stamp Technology Co., Ltd. (1)	$-	$172,811
Ban Lor (2)	17,155	37,638
Stewart Lor (2)	452,598	1,566,478
Yuxia Xu	207,236	363,666
Phillip Tao Qiu(2)	600,000	-
Xiaoyan Liu (2)	87,990	-
Subtotal	$1,364,979	$2,140,593

(1)	In connection with the acquisition of Smartconn, the balance was effectively settled.

(2)	From time to time, the Company advances funds to senior management for business purpose.

Due to related parties

	As of December 31,
	2023	2022

Hong Yu (1)	$-	$118,114
Shanghai Yue See cultural development Co., LTD (1)	39,985	-
Zhongchuan Dadi (Beijing) Technology Co., LTD (1)	223	-
Subtotal	$40,208	$118,114

(1)	The above balances represent unpaid loan and expenses to these related parties.

Related party transactions

		For the years ended
		2023	2022	2021

Guangzhou Guangrui(1)	Service fees	$-	$-	$725,362
Guangzhou Jiatu Culture Media Co., Ltd.	Service fees	$-	$62,667	$-
Stewart Lor	Interest income	$50,663	$117,569	$-
Yuxia Xu	Interest income	$16,778	$22,802	$-
Shanghai Stamp Technology Co., Ltd.	Interest income	$-	$1,771	$-
Shanghai Yue See cultural development Co., LTD	Service revenue	$4,195	$-	$-

(1)	As the disposal of Shantou Hongrui in February 2022, Guangzhou Guangrui was no longer considered as a related party.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2023	December 31, 2022

Loan from Bank of Communication	$2,816,942	$2,174,796
Loan from Bank of China	-	434,959
Loan from SPD Bank	1,126,776	-
	$3,943,718	$2,609,755

Loan from Bank of Communication

On January 27, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of Communication to obtain a loan of $1,449,864 (RMB10.0 million) for a term of one year and at a fixed annual interest rate of 4.70%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.4 million fixed assets as the collateral to secure the loan. The loan was fully repaid upon maturity.

On December 14, 2022, Powerbridge Zhuhai entered into facility agreement with Bank of Communication, pursuant to which a total facility of up to $724,932 (RMB5.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from December 12, 2022 to December 12, 2025. The bank loan was guaranteed by the Company’s CEO and CEO’s spouse.

On December 16, 2022, drew down $724,932 (RMB5.0 million) for a term of one year and at a fixed annual interest rate of 4.10%. On December 5, 2023, the loan was fully repaid subsequently.

 On December 14, 2023, Powerbridge Zhuhai drew down $454,751 (RMB3,228,684) for a term of one year and at a fixed annual interest rate of 3.90%.

 On December 25, 2023, Powerbridge Zhuhai drew down $249,485 (RMB1,771,316) for a term of one year and at a fixed annual interest rate of 3.90%.

On January 18, 2023, Powerbridge Zhuhai entered into facility agreement with Bank of Communication, pursuant to which a total facility of up to $1,408,471 (RMB10.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from January18, 2023 to December 12,2025. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $2.3 million fixed assets as the collateral to secure the loan.

On January 19, 2023, Powerbridge Zhuhai drew down $1,408,471 (RMB10.0 million) for a term of one year and at a fixed annual interest rate of 4.20%. On January 17, 2024, the loan was fully repaid subsequently.

On January 17, 2024, Powerbridge Zhuhai drew down $1,408,471 (RMB10.0 million) for a term of one year and at a fixed annual interest rate of 3.9%.

On January 11, 2023, Powerbridge Zhuhai entered into facility agreement with Bank of Communication, pursuant to which a total facility of up to $704,235 (RMB5.0 million) was made available to the Company. The loan facility is available for the Company to withdraw from January 11, 2023 to December 12,2025. The bank loan was guaranteed by the Company’s CEO and a third party.

On January 16, 2023, Powerbridge Zhuhai drew down $505,323 (RMB3,587,746) for a term of one year and at a fixed annual interest rate of 4.20%. On January 16, 2024, the loan was fully repaid subsequently.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Bank loans (continued)

On March 14, 2023, Powerbridge Zhuhai drew down $198,912 (RMB1,412,254) for a term of one year and at a fixed annual interest rate of 4.20%.

On January 31, 2024, Powerbridge Zhuhai drew down $492,965 (RMB3,500,000) for a term of one year and at a fixed annual interest rate of 3.9%, subsequently

Loan from Bank of China

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

On June 10, 2022, Powerbridge Zhuhai entered into a loan agreement with Bank of China to obtain a loan of $724,932 for a term of one year and at a fixed annual interest rate of 4.50%. The bank loan was guaranteed by the representative of Zhuhai Powerbridge and pledged approximately $1.8 million fixed assets as the collateral to secure the loan. On December 30, 2022, the Company partially repaid $289,973 in advance. the remaining balance was fully repaid on April 3, 2023.

Loan from SPD Bank

On June 20, 2023, Powerbridge Zhuhai entered into a facility agreement with Shanghai Pudong Development Bank obtain a total facility of up to $1,126,776 (RMB8.0 million) The loan facility is available for the Company to withdraw from June 20, 2023 to May, 24, 2024. The bank loan was guaranteed by the Company’s CEO and pledged approximately $1.7 million fixed assets as the collateral to secure the loan. On June 28, 2023, Powerbridge Zhuhai drew down $1,126,776 (RMB8.0 million) for a term of one year and at a fixed annual interest rate of 4.1%.

For the years ended December 31, 2023, 2022 and 2021, interest expense was $144,080, $203,380 and $211,197, respectively, with the weighted average interest rate of 4.1%, 5.1% and 5.0%, respectively.

Note 12 — Lease

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

Total lease expense for the years ended December 31, 2023, 2022 and 2021 amounted to $344,775, $162,799 and $307,497, respectively. Cash paid for amounts included in the measurement of lease liabilities amounted to $141,183 and $63,837 for the years ended December 31, 2023 and 2022, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Lease (continued)

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2023	December 31, 2022

Right-of-use assets, net	$357,007	$211,585

Operating lease liabilities - current	260,728	91,587
Operating lease liabilities - non-current	109,956	101,992
Total operating lease liabilities	$370,684	$193,579

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.5 years
Weighted average discount rate	5.0%

The following is a schedule of maturities of lease liabilities as of December 31, 2023:

Twelve months ending December 31,	Amount
2024	$271,791
2025	111,009
Total future minimum lease payments	382,800
Less: imputed interest	(12,116)
Present value of lease liabilities	$370,684

Note 13 — Convertible Notes

On August 7, 2021, the Company entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA on April 9, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, YA agreed to purchase convertible notes (the “Notes”) in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s Class A ordinary shares, and a warrant (the “Warrant”) to purchase 2,381 Class A ordinary shares, for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021. Pursuant to the Closing Statement, the Company and YA agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; the closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021. (iii) the number of Class A ordinary shares to be issued pursuant to the Warrant shall be increased from 2,381 to 2,721; and (iv) promptly after the Securities and Exchange Commission (the “SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement (the “Registration Rights Agreement”), YA agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note. Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Convertible Notes (continued)

On September 1, 2022, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued the Investor an unsecured promissory note on September 1, 2022 in the original principal amount of $8,640,000 (the “Note”), convertible into Class A ordinary shares of the Company, for $8,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on September 1, 2022. The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $640,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment.

Conversion of convertible notes

For the year ended December 31, 2022, YA delivered conversion notice for convertible notes in an aggregate of principle of $2,000,000 to the Company and the Company issued an aggregate of 24,708 Class A ordinary shares of the Company to YA. The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

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

For the year ended December 31, 2022, Streeterville delivered conversion notice for convertible notes in an aggregate of principle of $1,250,310 to the Company and the Company issued an aggregate of 58,257 Class A ordinary shares of the Company to Streeterville. The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

November 8, 2022- December 24, 2022
Risk-free interest rate	4.66-4.72%
Expected life	0.70-0.83 year
Discount rate	1137-11.72%
Expected volatility	99.91-103.93%
Expected dividend yield	0%
Fair value	$1,534,654

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Convertible Notes (continued)

For the year ended December 31, 2023, the Company repaid principle of $1,047,054 and interest of $202,946 to Streeterville by cash. For the year ended December 31, 2023, Streeterville delivered conversion notice for convertible notes in an aggregate of principle of $2,427,582 to the Company and the Company issued an aggregate of 111,875 Class A ordinary shares of the Company to Streeterville. The fair value of the conversion note was assessed at $3,128,453 upon conversion based on the binomial model assessed by the independent valuation firm.

January 10, 2023-February 3, 2023
Risk-free interest rate	4.75-4.81%
Expected life	0.59-0.65 year
Discount rate	10.96-11.37%
Expected volatility	109.85-113.95%
Expected dividend yield	0%
Fair value	$3,128,453

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

The fair value of the remaining conversion note was assessed at $5,020,633 as of December 31, 2023 based on the binomial model assessed by the independent valuation firm.

December 31, 2023
Risk-free interest rate	5.25%
Expected life	- year
Discount rate	10.66%
Expected volatility	89.66%
Expected dividend yield	0%
Fair value	$5,020,633

For the years ended December 31, 2023, 2022 and 2021, the Company recognized a loss of change in fair value of convertible note of $ 21,166, $2,448,936 and $1,508,229, respectively. Interest expense recognized for these convertible notes for the years ended December 31, 2023, 2022 and 2021 were$297,954, $195,139 and $226,775, respectively.

Note 14 — Taxes

Income tax

Cayman Islands

X3 was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes (continued)

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Company’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2023, which reduced its statutory income tax rate to 15%. The rest of the Company’s subsidiaries in PRC are subject to income tax rate of 25%.

The impact of the preferred tax treatment noted above decreased income taxes by $477,154, $662,675 and $89,850 for the fiscal years 2023, 2022 and 2021, respectively. The benefit of the preferred tax treatment on net loss per share (basic and diluted) was $0.02, $1.46 and $0.44 for the years ended December 31, 2022, 2021 and 2020, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2023	2022	2021

Current	$9,354	$(563,650)	$135
Deferred	(66,695)	(435,741)	(174,076)
Total income tax benefit	$(57,341)	$(999,391)	$(173,941)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2023	2022	2021

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	(0.4)%	(2.9)%	(25.8)%
R&D credits	0.2%	1.5%	3.0%
Change in valuation allowance and others	(24.8)%	(19.2)%	(0.4)%
Effective tax rate	0.0%	4.4%	1.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2023	2022

Deferred tax assets:
Provision for credit losses	$1,268,962	$1,260,557
Depreciation and amortization	185,676	162,980
Net operating loss carryforward	2,496,584	1,388,155
Valuation allowance	(2,932,049)	(1,831,039)
Total deferred tax assets	$1,019,173	$980,653

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Taxes (continued)

As of December 31, 2023, the Company has approximately $13.7 million net operating loss (“NOL”) carryforwards with expirations by 2028. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $2,932,049 and $1,831,039 valuation allowance against the deferred tax assets that the Company does not expect to realize at December 31, 2023 and 2022, respectively.

Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 3% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Company’s technology development business is exempted from VAT.

Tax payable

Taxes payable consists of the following:

	As of December 31,
	2023	2022

Income taxes payable	$5,889	$-
VAT and other tax payable	174,553	110,843
Totals	$180,442	$110,843

Uncertain tax positions

The Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due, although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2022 the Company had accrued (before adjustment) total income tax liabilities of $550,602. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of $550,602 (or RMB3,798,484) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from $550,602 to $nil as of December 31, 2022.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2022 and 2021. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity

Ordinary Shares

On December 5, 2022, the Company held its 2022 special general meeting of shareholders. At the Meeting, the Company’s shareholders approved an amendment to the Company’s amended and restated Memorandum and Articles of Association (“A&R M&A”) to increase the authorized share capital. As a result, the Company’s authorized share capital is $16,666,700 divided into 10,000,000,000 shares of a par value of $0.00166667 each, with an increase of an additional 9,700,000,000 shares of a par value of $0.00166667 each.

 On May 30, 2023, the Company held an extraordinary general shareholders meeting. At the Meeting, the Company’s shareholders approved (i) a share consolidation of thirty (30) issued and unissued Class A ordinary shares with par value of $0.00166667 each in the Company’s issued and unissued share capital into one (1) share with par value of US$ 0.050 (the “Share Consolidation”) and (ii) an increase in the authorized share capital of the Company from $16,666,700 (divided in to 333,333,333 shares) to $50,000,000 (divided in to 1,000,000,000 shares), all of which will rank pari passu in all respects with all existing shares of the Company.

On September 5, 2023, the Company held its 2023 special general meeting of shareholder. At the Meeting, the Company’s shareholders approved the following among other items: (i) a share consolidation of every eight (8) issued and unissued Class A ordinary shares with par value of $0.050 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $0.40 (the “Share Consolidation”); (ii) an increase in the authorized share capital of the Company from $50,000,000 divided into 125,000,000 shares of a nominal or par value of $0.40 each, to $200,000,000 divided into 500,000,000 shares of a nominal or par value of $0.40 each (the “Share Capital Increase”); (iii) a dual-class share structure of Class A and Class B ordinary shares of the Company, with each Class A and Class B ordinary share ranking pari passu and having the same rights, preferences, privileges and restrictions, except that, voting as the same class, each Class B ordinary share is entitled to thirty (30) votes and each Class A ordinary is entitled one (1) vote (the “Dual-class Share Structure”); (iv) a re-designation of 2,000,000 shares of the 500,000,000 authorized shares as Class B ordinary shares and 498,000,000 shares of the 500,000,000 authorized shares as Class A ordinary shares; (v) a re-designation of the 243,903 shares (after giving effect to the Share Consolidation) held by Mr. Stewart Lor, CEO and Chairman of the Board of the Company, as Class B ordinary shares (together with item (iv), the “Share Re-designation”).

On December 1, 2023, the Company held an extraordinary general meeting. At the Meeting, the Company’s shareholders approved the following among other items: (a) the name of the Company be changed from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd., and ticker symbol of the Company be changed from “PBTS” to “XTKG” (the “Name Change”). (b) the authorized share capital of the Company be increased from $200,000,000 divided into 500,000,000 shares of a nominal or par value of $0.40 each to $2,000,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of $0.40 each by creation of an additional 4,500,000,000 ordinary shares of a nominal or par value of US$0.40 each (the “Share Capital Increase”). (c) 18,000,000 ordinary shares of the additional 4,500,000,000 authorized ordinary shares be re-designated as Class B ordinary shares and 4,482,000,000 ordinary shares of the additional 4,500,000,000 authorized ordinary shares as Class A ordinary shares (together, the “Share Re-designation”), such the authorized share capital of the Company shall be changed to “$2,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$0.40 each, and (ii) 20,000,000 Class B ordinary shares of a par value of $0.40 each.”

On June 21, 2023, the Company paid cash to certain minor shareholders and cancelled 220 shares due to share consolidation reconciliation.

On October 2, 2023, the Company paid cash to certain minor shareholders and cancelled 635 shares due to share consolidation reconciliation.

The Company had 259,464,169 and 1,187,498 Class A ordinary shares issued and outstanding as of December 31, 2023 and 2022, respectively. The Company had 243,902 and nil Class B ordinary shares issued and outstanding as of December 31, 2023 and 2022, respectively.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

Public Offering Warrants

In connection with the initial public offering (“IPO”) on April 4, 2019, the Company issued warrants totaling 510 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $1,320 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of December 31, 2023 and 2022, no warrants were exercised. weighted average remaining life of 0.26 years and 1.24 years, respectively. The fair value of this Public Offering Warrants was $356,200, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $1,200, risk free rate of 2.2%; expected term of 5 years; exercise price of the warrants of $1,320, volatility of 71.9%; and expected future dividends of nil.

Shares issued for consulting services

On September 30, 2019, the Company entered into a marketing development service agreement with an external consultant for service term of three years and agreed to 208 restricted Class A ordinary shares as compensation. The fair value of those restricted shares was assessed at $164,000 based on the stock price of contract dates. On November 28, 2019, the Company entered into a marketing development service agreement with another external consultants for service term of three years and agreed to 240 restricted Class A ordinary shares as compensation. The fair value of those restricted shares was assessed at $171,469 based on the stock price of contract dates.

On March 15, 2020, the Company signed a consulting agreement with an independent marketing professional with term of one year. Pursuant to the agreement, the Company agreed to pay total of 625 restricted Class A ordinary shares as compensation for the services after signing of the agreement. The Company issued 625 restricted Class A ordinary shares on April 14, 2020. The fair value of those restricted shares was assessed at approximately $358,500 based on the stock price of contract date. On July 30, 2020, the Company issued 101 Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service during the period ended from January 2020 to July 2020. The fair value of those shares was assessed at approximately $65,001 based on the stock price of contract date On September 26, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 417 restricted Class A ordinary shares for service term of three years as compensation. The Company has issued the above 417 restricted Class A ordinary shares on June 1, 2021. The fair value of those restricted shares was assessed at $209,000 based on the stock price of contract dates. On August 17, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 42 restricted Class A ordinary shares for service term of two years as compensation. The Company has issued the above 42 restricted Class A ordinary shares on March 1, 2022. The fair value of those restricted shares was assessed at $27,900 based on the stock price of contract date.

On September 23, 2021, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 1,042 restricted Class A ordinary shares for service term of one year as compensation. The fair value of those restricted shares was assessed at $320,000 based on the stock price of contract dates. On September 23, 2021, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 1,042 restricted Class A ordinary shares for service term of one year as compensation. The fair value of those restricted shares was assessed at $320,000 based on the stock price of contract dates.

On October 19, 2021, the Company issued 88 Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The fair value of those shares was assessed at $21,394 based on the stock price of contract dates.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

On May 18, 2022, the Company issued 155 Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The fair value of those shares was assessed at $11,564 based on the stock price of contract dates.

On January 4, 2023, March 14, 2023, March 27, 2023, April 23, 2023, June 26, 2023 and August 4, 2023, the Company issued 3,788, 12,500, 9,470, 12,626, 43,706 and 79,618 Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The aggregated fair value of those shares was assessed at $1,520,867 based on the stock price of contract dates.

On November 29, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,000,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 84,033 restricted Class A ordinary shares to the advisory firm based on the fair market value.

On December 8, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,500,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 1,260,504 restricted Class A ordinary shares to the advisory firm based on the fair market value.

For the year ended December 31, 2023, 2022 and 2021, the Company recorded a consulting fee expense of $1,698,117, $649,122 and $461,680 included in the share-based compensation expense. As of December 31, 2023 and 2022, there were unrecognized share-based compensation expense related to the shares issued for consulting services amounted to $1,474,999 and $52,249.

Restricted share units (“RSUs”) issued for consulting services

On June 16, 2022, the board of directors proposed to modify the Company’s Amended 2018 Stock Option Plan), by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Share Units to the employees, Directors and consultants of the Company.

On July 15, 2022 the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 50,000 RSUs (representing 1 ordinary shares of the Company) as compensation for the services after signing of the agreements. The Company issued 50,000 RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date.

For the year ended December 31, 2023 and 2022, the Company recorded a consulting fee expense of $4,360,000 and $1,998,333 included in the share-based compensation expense. As of December 31, 2023 and 2022, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $6,721,667 and $11,081,667.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (the “2018 Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 4,316 shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’ completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions. The Company believes the options contain an explicit service condition and a performance condition. On July 2, 2020, the Board approved to amend the 2018 Plan to adjust that the maximum aggregate number of ordinary shares reserved and available pursuant to the 2018 Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. Such amendment was approved during shareholders’ annual meeting on July 27, 2020.

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 259,473 Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 83,211 Class A ordinary shares s registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 342,684 Class A ordinary shares.

On April 4, 2019, the Board approved to issue 4,377 stock options to its employees under 2018 stock option plan with exercise price of $ 1,200 per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024. On January 29, 2022, the Board cancelled this plan.

On April 4, 2019, the Board approved to issue 1,250 stock options to an external consultant under 2018 stock option plan with exercise price of $900 per share. These options were fully vested upon grant and will expire no later than April 3, 2029. On February 18, 2021, the consultant excised 242 shares options on a cashless basis. On February 6, 2021, the Company issued 100 Class A ordinary shares to the consultant.

On May 26, 2021, the Board approved to issue 31,687 stock options to its employees under 2018 stock option plan with exercise price of $292.8 per share. 16,729 of these stock options were fully vested upon grant; 14,958 of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026. On January 26, 2022, the Board approved to amend the exercise price from $292.8 to $ 81.6 per share, 24,208 of these stock options were fully vested upon grant; 7,479 of these stock options was vested in one year after grant. The Company recorded modification expense of $2,139,555. On May 16, 2022, the Board further approved to amend the exercise price from $81.6 to $ 63.6 per share. The Company recorded modification expense of $137,641. On December 20, 2022, the Board further approved to amend the exercise price from $63.6 to $20.16 per share. The Company recorded modification expense of $206,461.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

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

	Options granted in May 2021	Options Amended in January, 2022	Options Amended in May, 2022	Options Amended in December, 2022
Risk-free interest rate	0.81%	1.66%	0.81%	4.44%
Expected life of the options	5 years	4.33 years	4.03 years	3.43 years
Expected volatility	96.0%	96.0%	96.0%	96.0%
Expected dividend yield	-%	-%	-%	-%
Fair value	$7,232,526	$2,106,163	$1,652,811	$689,971

A summary of activities of the stock options for the years ended December 31, 2023, 2022 and 2021 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of December 31, 2020	5,627	1,133.36	4.37	-
Granted	31,687	292.80	-
Exercised	(242)
Outstanding as of December 31, 2021	37,072	416.42	4.23	-
Granted	-	-	-	-
Cancelled	(4,377)	1,133.36	-	-
Outstanding as of December 31, 2022	32,695	48.00	3.49
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2023	32,695	47.29	2.49	-
Exercisable as of December 31, 2023	32,695	47.29	2.49	-

For the year ended December 31, 2023, 2022 and 2021, total share-based compensation expenses recognized for the share options granted were $nil, $3,336,452 and $5,873,566, respectively. As of December 31, 2023 and 2022, there was no unrecognized share-based compensation expenses related to the share options granted, respectively.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

Private placement

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s Class A ordinary shares at the lowest daily VWAP of the Class A ordinary shares during the Valuation Period by 97%. As of December 31, 2022, the Company issued 95,313 Class A ordinary shares and net proceeds was $3,519,202. In 2023, the Company issued 58,333 Class A ordinary shares and net proceeds was $596,504.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s Class A ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 933 Class A ordinary shares as a commitment fee. As of December 31, 2022, the Company issued 70,979 Class A ordinary shares and net proceeds was $3,511,317. The Company issued 933 Class A ordinary shares for commitment fee on January 1, 2023. In 2023, the Company issued 1,473,634 Class A ordinary shares and net proceeds was $6,864,652.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s Class A ordinary shares at the market price by 96%, and the company shall issue to Yorkville 933 Class A ordinary shares as a commitment fee. The Company issued 933 Class A ordinary shares for commitment fee on December 15, 2022. In 2023, the Company issued 49,319 Class A ordinary shares and net proceeds was $476,563, the remaining gross balance of $500,000 was collected by March 22, 2024, subsequently.

On May 17, 2023, the Company entered into a securities purchase agreement with Spring Field Fund SPC. Pursuant to the agreement, Spring Field Fund SPC shall purchase $600,000 of the Company’s Class A ordinary shares at a higher price of (i)80% of the closing bid price at May 17, 2023; or (ii) a price further negotiated and agreed by both parties upon closing; or (iii) $0.05. Net proceeds of $600,000 was received on May 18, 2023.

On November 24, 2023, the Company entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Company’s Class A ordinary shares at a share price of $0.3 per share. The Company issued 130,463,140 Class A ordinary shares on November 24, 2023.

Conversion of convertible notes

On August 13, 2021, The Company issued an aggregate of 12,727 Class A ordinary shares of the Company YA. The fair value of the conversion note was assessed at $4,445,433 upon conversion based on the binomial model assessed by the independent valuation firm.

On September 8 2021, Uptown delivered conversion notice for all convertible notes in an aggregate of principle of $1,650,000. The Company issued an aggregate of 6,985 Class A ordinary shares of the Company to Uptown. The fair value of the conversion note was assessed at $1,897,739 upon conversion based on the binomial model assessed by the independent valuation firm.

On May 25, 2022, The Company issued an aggregate of 24,708 Class A ordinary shares of the Company YA (Note 13). The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

On December 12, 2022, The Company issued an aggregate of 58,257 Class A ordinary shares of the Company Streeterville (Note 13). The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

 On February 3, 2023, the Company issued an aggregate of 111,875 Class A ordinary shares of the Company to Streeterville (Note 13). The fair value of the conversion note was assessed at $3,128,453 upon conversion based on the binomial model assessed by the independent valuation firm.

Shares issued for reserve

On August 5, 2021, the Company issued 16,729 Class A ordinary shares held in an escrow account as reserve solely for potential stock options. On September 20, 2022, the Company issued 10,069 Class A ordinary shares held in an escrow account as reserve solely for potential stock options. As of December 31, 2023, no shares were transferred to the holders.

At the market(“ATM”) offering

On February 23, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, as sales agent and/or principal (the “Offering”) up to $30,000,000 of its Class A ordinary shares (the “Shares”). Any Shares offered and sold in the Offering will be issued pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, and the sales agreement prospectus that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC, for an aggregate offering price of up to $200 million. For the year ended December 31, 2021, the Company sold 6,776 Class A ordinary shares through the ATM offering with net proceeds of $5,128,477. For the year ended December 31, 2022, the Company sold 237 Class A ordinary shares through the ATM offering with net proceeds of $56,449, the amount was received on January 28, 2023.

Shares issued for long-term investments/acquisitions

In connection of the long-term investment of Smartconn, on January 20, 2022, the Company issued 71,410 Class A ordinary shares to the original shareholders of Smartconn as consideration of 19.99% equity interest. The fair value of the shares issued amounted to $8,305,222.

In connection of the long-term investment of Boxinrui on June 28, 2022, the Company issued 83,094 Class A ordinary shares to the original shareholders of Boxinrui as consideration of 15% equity interest. The fair value of the shares issued amounted to $6,674,772. On December 28, 2022, the Company further issued 230,419 Class A ordinary shares to the original shareholders of Boxinrui as consideration of 20% equity interest. The fair value of the shares issued amounted to $4,446,163.

In connection of the long-term investment of Chenbao, on August 24, 2022, the Company issued23,985 Class A ordinary shares to the original shareholders of Chenbao as partial consideration of 5% equity interest. The fair value of the shares issued amounted to $1,844,377.

In connection of the long-term investment of DTI, on November 1, 2022, the Company issued 231,278 Class A ordinary shares to the original shareholders of DTI as consideration of 19% equity interest. The fair value of the shares issued amounted to $9,058,701.

On January 5, 2023, the Company entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition will be paid in the form of 478,747 Class A ordinary shares of the Company. The fair value of the shares issued amounted to $12,640,062

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Equity (continued)

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 698,301Class A ordinary shares to purchase 32% equity of DTI. The fair value of the shares issued amounted to $15,906,186.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to pre-issue 1,151,869 shares to further acquire 65% equity interest in Boxinrui for a consideration in form of 1,151,869 Class A ordinary shares to the Relevant Shareholders. The fair value of the shares issued amounted to $24,078,675.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Smartconn. Pursuant to the agreement, the Company shall issue 53,388,709 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $30,938,757.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Boxinrui. Pursuant to the agreement, the Company shall issue 69,141,256 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $40,067,357.

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

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2023 and 2022, as a result, the statutory reserve balances were $nil as of December 31, 2023 and 2022.

Note 16 — Commitments and contingencies

Contingencies

In the ordinary course of the business, the Company subject to periodic legal or administrative proceedings. The Company accrues liability when the loss is probable and reasonably estimable.

On August 22, 2023, one supplier of the Company filed a lawsuit against the Company for a debt dispute of $1,422,555 (RMB 10,100,000). On November 16, 2023, the court ordered the Company to pay the supplier $1,422,555 (RMB 10,100,000) and related interest. On March 26, 2024. the Court made the final judgement to maintain the original ruling on November 16, 2023. The Company has recorded the disputed amount $1,422,555 (RMB 10,100,000) in the accounts payable and related interest $23,988 (RMB170,311) in accrued expenses and other current liabilities based on the best estimate of the management and the Company’s legal counsel as of December 31, 2023. The supplier also applied an order to freeze total cash of $1,442,243 (RMB10,239,780), which was recorded as restricted cash as of December 31, 2023.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Segment reporting

For the years ended December 31, 2023 and 2022, the Company’s CODM reviewed the financial information of the business carried out by the Company on a consolidated basis. Therefore, the Company has one operating segment, which is the provision of global trade software application and technology services. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended December 31,
	2023	2022	2021
REVENUES:
Application development services*	$9,780,115	$3,847,199	$20,323,422
Consulting and technical support services	3,609,158	2,538,500	4,555,352
Subscription services	695,010	758,526	936,913
Trading revenue	2,549,808	3,338,584	6,277,141
Other revenue	190,732	-	-
Total revenues	$16,824,823	$10,482,809	$32,092,828

*	For the years ended December 31, 2023, 2022 and 2021, certain application development service arrangements included sales of IT equipment. Such revenue of $2,001,750, $2,609,531 and $14,472,010 was included in the application development service revenue for years ended December 31, 2023, 2022 and 2021, respectively.

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these consolidated financial statements, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.