Form 20-F
period 2024-12-31
X3 Holdings Co., Ltd.
filed 2025-04-25
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Stewart Lor, Chief Executive Officer

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

Tel: +65.8067.3103

Email: ir@x3holdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
ordinary shares, par value $0.00003	XTKG	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

As of December 31, 2024, the issuer had 13,755,975 (post-reverse stock split adjusted to 2,292,652) Class A ordinary shares and 12,195 (post-reverse stock split adjusted to 2,032) Class B ordinary shares outstanding.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD” and “U.S. dollars” are to the legal currency of the United States.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	Depending on the context, the terms “we”, “us”, “our Company”, and “our” refer to X3 Holdings Co., Ltd. (formerly known as Powerbridge Technologies Co., Ltd.), a Cayman Islands holding company, and its subsidiaries and affiliated companies, as a group; “X3 Holdings” and “Powerbridge Cayman” refer to X3 Holdings Co., Ltd., the Cayman Islands holding company.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“Hongding Hong Kong” refers to Hongding Technology Co., Ltd., a Hong Kong company, which is a direct wholly-owned subsidiary of X3 Holdings Co., Ltd..

●	“IPO” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Holdings Limited, a Hong Kong company, which is a direct wholly-owned subsidiary of X3 Holdings.

●	“Powerbridge Zhuhai” refers to Powerbridge Technology Group Co., Ltd., a PRC company, a wholly foreign-owned enterprise of Powerbridge HK.

●	“PRC” and “China” refer to the People’s Republic of China, and “mainland China” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

●	“R&D” refers to research and development.

●	“Securities Exchange Commission”, “SEC”, “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Class A ordinary shares and Class B ordinary shares, par value $0.00003 per share.

●	“United States”, “U.S.” and “US” refer to the United States of America.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB7.2993 to USD1.00, the noon buying rate on December 31, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that reflect our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

This Annual Report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to.

●	Our mission, goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the PRC information technology services industries;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with suppliers and customers;

●	the expected benefits of our acquisitions or investments;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This Annual Report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The PRC information technology services industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we refer to in this Annual Report and exhibits to this Annual Report thoroughly and with the understanding that our actual future results may be materially different from what we expect.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of the Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our securities could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks that we face, organized under the relevant headings.

All the operational risks associated with being based in and having operations in China as discussed in relevant risk factors under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry” also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in China as discussed in the relevant risk factors under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China,” the laws, regulations and the discretion of China governmental authorities discussed in this Annual Report are expected to apply to China entities and businesses, rather than entities or businesses in Hong Kong and Macau which currently operate under different sets of laws from mainland China. However, there can be no assurance as to whether the government of Hong Kong or Macau will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong or Macau in the future. These risks are discussed more fully in “Item 3. Key Information — D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Economic uncertainties or downturns could materially adversely affect our business.

●	The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

●	If we do not succeed in attracting new customers for our services and growing revenues from existing customers, we may not achieve our revenue growth goals.

●	We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

●	We face risks associated with having an extended selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

●	Adverse changes in the economic environment, either in China or globally, could reduce our customers’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

●	We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

●	We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

●	A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Shares include, but are not limited to, the following:

●	Our Shares may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

●	Our issuance of new shares and convertible note had a dilutive effect on our existing shareholders and may adversely impact the market price of our Ordinary Shares.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In such events, our securities could decline in value or become worthless. See “Risk Factors — Risks Relating to Doing Business in China —The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

●	We may be influenced by changes in the political and economic policies of the PRC government.

●	Our operations in mainland China are governed by PRC laws and regulations. The uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations and the fact that rules and regulations in mainland China can change quickly with little advance notice could materially and adversely affect us. See “Risk Factors — Risks relating to Doing Business in China — Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.”

●	Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.

●	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Risks Related to Our Business and Industry

Economic uncertainties or downturns could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative conditions in the general economy both in China and abroad, including conditions resulting from changes in gross domestic product growth, the continued sovereign debt crisis, financial and credit market fluctuations, political deadlock, natural catastrophes, pandemics, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including corporate spending on business intelligence software in general and negatively affect the rate of growth of our business.

General worldwide economic conditions may experience significant downturns and may be unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause customers to re-evaluate their decisions to subscribe to our platform, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times, customers may tighten their budgets and face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

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

The market for our services is characterized by rapid technological changes, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in technologies, and develop and offer new services to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in us being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

Furthermore, our future growth and success could be adversely affected by conditions of potential business partners, which may cause delay or failure in development of the services or technologies.

If we do not succeed in attracting new customers for our services and growing revenues from existing customers, we may not achieve our revenue growth goals.

We plan to significantly expand the number of customers we serve to diversify our customer base and grow our revenues. Obtaining new customers is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing customers by identifying and selling additional services to them. Our ability to attract new customers, as well as our ability to grow revenues from existing customers, depends on various factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new customers or to grow revenues from our existing customers, we may not be able to grow our revenues as quickly as we anticipate or at all.

We may be unable to effectively manage our expansion for the anticipated growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

As of the date of this Annual Report, we have 137 full-time employees. As of the date of this Annual Report, we have six branches, of which are located in China (Shenzhen, Guangzhou, Changsha, Wuhan, Nanning, Hangzhou) and maintain offices in Guangzhou, Shenzhen, Changsha, Wuhan, Nanning and Hangzhou to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

We have an extended selling cycle for certain of our software applications and technology services, which requires significant investment of capital, human resources and time by both our customers and us. Before committing to use our services, potential customers require us to expend substantial time and resources to educate them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to various risks and delays over which we have little or no control, including our customers’ decisions to choose alternatives to our services (such as other providers or in-house resources) and the timing of our customers’ budget cycles and approval processes. Implementing our services, particularly for our application development services also involves a significant commitment of resources over an extended period of time ranging from three months to three years from both our customers and us. As a result, we may have a longer selling cycle and delay in business meetings, which could materially and adversely affect our business and our financials. Our customers may experience delays in obtaining internal approvals or delays associated with our services, thereby further delaying the implementation process. Our current and future customers may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential customers to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2024, one customer accounted for 36.8% of the Company’s total revenues.  For the year ended December 31, 2023, three customers accounted for 27.1%, 15.5% and 15.1% of the Company’s total revenues, respectively. For the year ended December 31, 2022, one customer accounted for 31.8% of the Company’s total revenues.

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

Our business is affected by seasonal trends. In particular, our revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days during the first quarter of each year as a result of the Chinese New Year holiday; and (ii) our customers in general tend to spend their technology and software budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2024, 2023 and 2022, our accounts receivable balance, net of allowance, amounted to approximately $17.3 million, $21.5 million and $14.8 million, respectively. As of December 31, 2024, two customers accounted for 15.6% and 10.3% of the Company’s accounts receivable, respectively. As of December 31, 2023, one customer accounted for 15.9% of the Company’s accounts receivable. As of December 31, 2022, no customer accounted for more than 10% of our accounts receivable. The significant outstanding accounts receivable balance was mainly related to certain projects for our government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our governmental customers. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for credit losses based upon estimates, historical experiences and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

We face a number of risks in our strategy to target larger organizations for sales of our services, and if we do not manage these efforts effectively, our business and results of operations could be adversely affected.

A portion of our sales and marketing efforts are focusing on larger corporate and governmental organizations. As a result, we face a number of risks with respect to this strategy. For example, we expect to incur higher costs and longer sales cycles for larger organizations, and we may be less effective in predicting when will we complete these sales. In our industry, the decision to invest in our services may require a great number of product evaluations and multiple approvals within a potential customer’s organization, which may require us to invest more time educating these potential customers. In addition, larger organizations may demand more features and professional services. As a result, these sales opportunities would likely to lengthen our typical sales cycle and may require us to devote greater research and development, sales, support, and professional services resources to individual customers. This could strain our resources and result in increased costs. Moreover, larger customers may demand discounts in pricing, which could lower the amount of revenue we generate from any particular services that we offer. If an expected transaction is delayed until a subsequent period, or if we are unable to close one or more expected significant transactions with larger customers or potential new customers in a particular period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected. Our investments in marketing and selling to large organizations may not be successful, which could harm our results of operations and our overall ability to grow our customer base.

Our business depends, in part, on services to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have an adverse effect on our business.

We derive a large portion of our revenue from our services to governmental organizations, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts, include:

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

Our services are deployed in a wide variety of increasingly complex technology environments, including on premises, in the cloud or in hybrid environments. We believe our future success will depend on our ability to elevate the sales of our services for use in such deployments. We must often assist our customers in achieving successful implementations of our services, which we do through our professional consulting and technical support services. If our customers are unable to implement our services successfully, or unable to do so in a timely manner, customer perceptions of our services may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services or not to expand their use of our services. Our customers may need trainings in the proper use of and the variety of benefits that can be derived from our services to maximize their benefits. If our services are not effectively implemented or accurately used as intended, or if we fail to adequately train customers on how to efficiently and effectively use our services, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services.

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various PRC laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to our existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

If our new enhancements to our services do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We expend substantial amount of time and money to research and develop new enhancements of our services to incorporate additional features, improve functionality or other enhancements in order to meet our customers’ rapidly evolving demands. When we develop an enhancement to our services, we typically incur expenses and expend resources upfront to develop, market and promote the new enhancements. Therefore, when we develop and introduce new enhancements to our services, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. If our new enhancements to our services do not garner widespread market adoption and implementation, our growth prospects, future financial results and competitive position could suffer.

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

The services we provide are often critical to our customers’ businesses. We generally provide customer support after our customized application is delivered. Certain of our customer contracts require us to comply with security obligations including but not limited to, maintaining system security, ensuring our system is virus-free, maintaining business continuity procedures, and verifying the integrity of employees that work with our customers by conducting background checks. Any failure in a customer’s system or breach of security relating to the services we provide to the customer could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our systems could impede our ability to provide services to our customers, have a negative impact on our reputation, cause us to lose customers, reduce our revenues and harm our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and governmental institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Security concerns are increased when we transmit information. Electronic transmissions can be subject to attacks, interceptions or losses. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of services or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of business operations.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liabilities. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under the applicable laws or regulations.

We cannot assure you that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event that should we suffer incidents resulting in the unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have estimated the size of our total addressable market based on data published by third parties and internally generated data and assumptions. We have not independently verified any third-party information and cannot be assured of its accuracy or completeness. While we believe our market size estimates are reasonable, such information is inherently imprecise. In addition, our projections, assumptions and estimates of opportunities within our market are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this Annual Report. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to various risks and uncertainties. Accordingly, the estimates of our total addressable market included in this Annual Report should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this Annual Report, see “Business — Our Opportunity.”

We face intense competition from onshore and offshore software application and technology service providers, and if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for software applications and technology services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are domain knowledge and industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of technology infrastructure and price. In the software application and technology services market, customers tend to engage multiple service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that customers obtain services from other competing providers. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to customer needs. Therefore, we cannot assure you that we will be able to retain our customers while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2024 fiscal year and the number of our total employees decreased from 178 in December 2023 to 137 in December 2024. We expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

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

We believe that we have a strong brand name in our industry and the continuing success of our services will depend in part on our ability to develop and sustain a strong brand identity for our services and to increase the market awareness of our services and their capabilities. The successful promotion of our brand will depend largely on our continuous marketing efforts and our ability to offer high quality services to our customers. Our brand promotion activities may not be successful or help to elevate the revenue. In addition, independent industry analysts may provide reviews of our services and of competing products and services, which may significantly influence the perception of our services in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand reputation may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or incremental revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced when compared to our competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued strategic alliances and intend to pursue strategic acquisition opportunities to increase our scale and geographical presence, expand our service offerings and capabilities and enhance our industry and technical expertise. While we believe the strategic plans that we implemented would enable us to better leverage synergies between our existing businesses and the newly expanded business, thus improved our overall business operations, those strategic plans may not be ultimately successful. See “Item 4. Information on the Company — C. History and Development of the Company” for further information on the acquisition transactions entered into by us.

In addition, it is possible that in the future we may not be successful in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Challenges we face in the potential acquisition and integration process include:

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

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigations involving claims of violation of other intellectual property rights of third parties. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claims or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations and financial condition.

We use third-party licensed software in or with our services, and the inability to maintain these licenses or errors in the software services we provide could result in increased costs or reduced service levels, which would adversely affect our business.

Our services incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Such third-party companies may discontinue their products, go out of business or otherwise cease to make support available for such third-party software. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our services depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our services, delay new feature introductions, result in a failure of our services and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In the event that we are not able to maintain our licenses to third-party software, or cannot obtain licenses to new software as needed to enhance our services, our business and results of operations may be adversely affected.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash and cash flow from operations would be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this Annual Report. However, in order to capitalize on the growing needs of the Company, we intend to expand to capture additional market shares. Thus, we may however, require additional cash resources for our research and development, sales and marketing and potential strategic alliances and acquisitions. If these cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

We are subject to anti-corruption, anti-bribery and anti-money laundering laws in China and various other jurisdictions. From time to time, we leverage third party partners and intermediaries, including channel partners, to sell our services. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of governmental agencies or state-owned or affiliated organizations and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

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

Although we currently neither hold bank accounts in nor have a banking relationship with the SVB, Signature Bank and Silvergate Capital Corp, there are factors that could adversely affect us, including, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

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

Historically, we have generated all of our revenue from customers in PRC. We plan to expand our market coverage internationally, with a focus on B&R countries, including countries in Asia and Eastern Europe, Middle East, Africa and South America. Conducting international operations subjects us to risks that we have not generally faced in the PRC. These risks include:

●	challenges caused by distance, language, cultural and ethical differences and the competitive environment;

●	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

●	application of multiple and conflicting laws and regulations, including complications due to unexpected changes in foreign laws and regulatory requirements;

●	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

●	new and different sources of competitions;

●	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

●	management communication and integration problems resulting from cultural differences and geographic dispersion;

●	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

●	the uncertainty and limitation of protection for intellectual property rights in some countries;

●	increased financial accounting and reporting burdens and complexities;

●	lack of familiarity with local laws, customs and practices, and laws and business practices favoring local competitors or partners;

●	uncertainties in global economy and foreign markets; and

●	political, social and economic instability abroad, terrorist attacks and security concerns in general.

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

We plan to expand our international operations and team to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different countries and jurisdictions may depend on the application of the tax laws of the various countries and jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the countries and jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

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

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners, which in turn affects the demand for our cryptocurrency mining machines. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. For example, the Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in April 2024. As a result, a strong growth in sales of our cryptocurrency mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and coupled with the decrease in cryptocurrency reward, resulting in downward pressure on the expected economic return of cryptocurrency mining and the demand for, and pricing of, our products, under the assumption that the price of cryptocurrency does not increase enough.

If the market for cryptocurrency mining machines ceases to exist or diminishes significantly, our business and results of operations would be adversely affected.

We generate our revenues from the sales of our cryptocurrency mining machines. We may continue to generate a portion of our revenue from the sales of our cryptocurrency mining machines in the foreseeable future. If the market for cryptocurrency mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our cryptocurrency mining machines. Adverse factors that may affect the market for cryptocurrency mining machines include that, for example, cryptocurrency fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies, thereby causing value loss or become worthless, which could adversely affect the sustainability of our business; or over time, the reward for cryptocurrency mining (in terms of the amount of cryptocurrency awarded) will decline, which may reduce the incentive to mine cryptocurrencies. Specifically, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in April 2024, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

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

Risks that may be encountered during the transportation of cryptocurrency mining machines.

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

Improper packaging: cryptocurrency mining machines require specialized packaging to ensure their safety during shipping. Failure to properly package the cryptocurrency mining machines can increase the risk of damage during transport.

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

The price of bitcoin may be volatile.

A significant amount of the value of bitcoin is speculative, which could lead to increased volatility. Investors could experience significant gains, losses and/or volatility, depending on the valuation of bitcoin. The issuance of bitcoin is determined by a computer code, not by a central bank, and prices can be extremely volatile. For instance, during the period from December 17, 2017 to December 14, 2018, bitcoin experienced a decline of roughly 84%, and experienced a similar decline in value from November 2021 to June 2022. There is no assurance that bitcoin will maintain its long-term value in terms of purchasing power in the future, or that acceptance of bitcoin payments by mainstream retail merchants and commercial businesses will continue to grow. Any decline in the price of bitcoin could materially and adversely affect our revenues and results of operations.

Cryptomining may adversely affect the environment.

Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage, or if electricity prices increase where the mining activities are performed. This could adversely affect the price of bitcoin, or the operation of the bitcoin network, and by extension our revenues and results of operations.

The actual or perceived use of bitcoin and other digital assets in illicit transactions may adversely affect the cryptocurrency industry.

Recent years have seen digital assets used at times as part of criminal activities and to launder criminal proceeds, as means of payment for illicit activities, or as an investment fraud currency. Although the number of cases involving cryptocurrencies for the financing of terrorism remains limited, criminals have nonetheless become more sophisticated in their use of digital assets.

Although bitcoin transaction details are logged on the blockchain, a buyer or seller of bitcoin may never know to whom the public key belongs or the true identity of the party with whom it is transacting, as public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. Further, identifying users can be made even more difficult where a user utilizes a tumbling or mixing services (e.g., Tornado Cash) to further obfuscate transaction details.

The cryptocurrency industry and our revenues may be adversely affected to the extent that digital assets are increasingly used in connection with illicit transactions, or are perceived as being used in connection with illicit transactions.

Operational cost may exceed the award for solving blocks or transaction fees. Increased transaction fees may adversely affect the usage of the Bitcoin network.

Miners generate revenue from both newly created bitcoin (known as the “block reward”) and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. Additionally, in the event of a fork of the Bitcoin network, some miners may choose to mine the alternative new bitcoin resulting from the fork, thus reducing processing power on the original blockchain.

Furthermore, the incentives for miners to contribute processing power to the Bitcoin network is set to decrease over time. If transaction confirmation fees become too high, the marketplace may be reluctant to use bitcoin. This may result in decreased usage and limit expansion of the bitcoin network in the retail, commercial and payments space. Conversely, if the reward for miners or the value of the transaction fees is insufficient to motivate miners, they may cease expending processing power for any blockchain to solve blocks and confirm transactions.

Ultimately, if the awards of new bitcoin for solving blocks declines and transaction fees for recording transactions are not sufficiently high to incentivize miners, or if the costs of validating transactions grow disproportionately, miners may operate at a loss, transition to other networks, or cease operations altogether. Each of these outcomes could, in turn, slow transaction validation and usage, which could have a negative impact on the Bitcoin network and could adversely affect our revenues and results of operations.

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

Complaints, litigation, regulatory actions or other negative publicity that arise from the advertising industry in general or our Company in particular, including on the quality, effectiveness and reliability of privacy and security practices, and advertising content, even if inaccurate, could adversely affect our reputation and client confidence in, and the use of our solutions. Harm to our reputation and client confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our Company with such partners.

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

On November 24, 2023, the Company entered into a series of securities purchase agreements separately with certain individual investors. Pursuant to the agreements, the Company agreed to sell the Purchasers an aggregate of 6,523,152 (post-reverse stock split adjusted to 1,087,192) Class A ordinary shares of the Company for an aggregate purchase price of $40.0 million. In February 2025, the Company entered into a supplemental agreement with these investors to change the aggregate purchase amount to $3,972,600.

On May 16, 2024, the Company entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD. (the “Investor”). Pursuant to the SEPA, the Company has issued to the Investor (i) a convertible promissory note, issued on May 16, 2024 and amended and restated on May 22, 2024, in the principal amount of $4,756,986.10; (ii) a convertible promissory note, issued on June 17, 2024 in the principal amount of $1,500,000.00 (collectively referred to as the “Notes”); and entered into a Registration Rights Agreement, dated as of May 16, 2024 (together with the Notes, collectively referred to as the “Transaction Documents”). Subsequently, the Company and the Investor entered into an Omnibus Agreement dated December 5, 2024 to amend the Transaction Documents. Following the first closing on May 16, 2024, the second closing occurred on June 17, 2024, the date on which the second tranche of the Notes in the principal amount of US$1,500,000 was issued. As of December 31, 2024, there are an aggregate amount of $6,256,986.1 principal outstanding under the Notes. We may issue more ordinary shares in the future and, therefore, it may cause the market price of our ordinary shares to decline. See “Item 4. Information on the Company — C. History and Development of the Company.”

Risks Related to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Eighth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act (Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors (“Board”) than they would as shareholders of a U.S. public company.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2025. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents; and (2) a majority of our shareholders or a majority of our Directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

We will likely not to pay dividends in the foreseeable future.

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

Risks Related to Our Ordinary Shares

Our Ordinary Shares may be delisted from the Nasdaq Capital Market as a result of our failure to meet the Nasdaq Capital Market continued listing requirements.

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

Under the Nasdaq Listing Rules, the Company had until October 7, 2024 to cure the Deficiency and the Company has received an extension of another 180 calendar days, until April 7, 2025, from Nasdaq, to regain compliance with the Nasdaq Listing Rule 5550(a)(2), provided that the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days.

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

Our company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to thirty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. As a result, Mr. Stewart Lor, holding 12,195 (post-reverse stock split adjusted to 2,032) Class B ordinary shares might have considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our Company, to conduct its business. There can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors, which might be affected by a number of variables that are beyond our control:

●	changes in political or social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

The PRC government has recently indicated its intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by the relevant authorities, we may be subject to fines and other penalties.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

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

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises”. As a stock enterprise, we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines on the company which fails to fulfill the filing procedure as stipulated in Overseas Listing Trial Measures.

Even though we are not required to complete the filing procedures with the CSRC for our historical issuance of securities, we may be required by the Trial Measures to file with the CSRC in connection with future securities offerings and listings outside of China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the laws and regulations relating to the CSRC filing. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are required or not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ordinary shares.

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

Since these regulations are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

As of the date of this Annual Report, we and our PRC subsidiaries have received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed for operations in China, and no permission or approval has been denied. As of the date of this Annual Report, our Company and the subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. However, since these statements and regulatory actions are newly published, it is uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by the laws and regulations of China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. As a civil law jurisdiction, the legal system of China is based on written statutes. Compared to common law systems, prior court decisions may be cited for reference but have limited precedential value.

Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China can change quickly with little advance notice. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

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

Furthermore, we cannot assure you that the authorities of mainland China will not promulgate new laws to further regulate the listing of our ordinary shares, or impose new compliance obligations for us to maintain the listing of our ordinary shares. Certain of our actions in relation to our overseas listing may also constitute a violation of the PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation, fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all, or may involve substantial costs and unforeseen risks. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

The Measures for Cybersecurity Review promulgated in April 2020 provides that critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Pursuant to the Revised Cybersecurity Review Measures that took effect on February 15, 2022, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. However, as advised by our PRC counsel, as such new laws, regulations and rules were only recently promulgated, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. Currently, we are not required to file for a cybersecurity review by the CAC for our past issuance of securities to foreign investors and maintaining our listing status on the Nasdaq, since a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to file for a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. As of the date of this Annual Report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC; no organization or individual is allowed to provide documents and information related to securities business activities to overseas securities regulators without the consent of the securities regulatory authority under the State Council and the relevant competent department under the State Council; and according to the Data Security Law, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with data stored within the territory of the PRC without the approval of the competent authorities of the PRC. While detailed interpretation of or implementation rules under these regulations have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute profits to us, or otherwise materially and adversely affect us.

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

We are a Cayman Islands holding company conducting our operations in China through our PRC subsidiaries, and therefore we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and repay any debt that we may incur. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, which is determined in accordance with the PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries, as a wholly foreign-owned enterprise in China, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until the aggregate amount of such reserve reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such a 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. These M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the China’s Commerce Ministry (“MOC”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan are subject to these regulations as our company has become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Background

We are not an operating company in China, but a holding company that was established under the laws of the Cayman Islands on July 27, 2018. We conduct our operations in China through our PRC subsidiaries, and we are a global provider of technology solutions services across multiple industries.

For the purpose of the IPO and listing on the NASDAQ Capital Market, a reorganization of the Company’s legal structure was completed on August 27, 2018. The reorganization involved the incorporation of X3 Holdings (previously known as Powerbridge Cayman), a Cayman Islands holding company, and its wholly owned subsidiary, Powerbridge HK, a holding company incorporated on July 27, 2018 under the laws of Hong Kong; and the transfer of all equity ownership of Powerbridge Zhuhai to Powerbridge HK from the former shareholders of Powerbridge Zhuhai through an investment holding company.

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

On August 7, 2018, the former shareholders transferred their 100% ownership interest in Powerbridge Zhuhai to Powerbridge HK, which is 100% owned by Powerbridge Cayman. After the reorganization, Powerbridge Cayman owns 100% equity interests of Powerbridge HK and Powerbridge Zhuhai. All shareholders have the same ownership interest in Powerbridge Cayman as in Powerbridge Zhuhai prior to the reorganization.

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

On January 29, 2024, in the interest of our strategic transformation on global expansion and our commitment to broader technological and business horizons, we have shifted our full operation of global headquarter to Singapore and rebranded from Powerbridge Technologies to X3 Holdings. Accordingly, we have changed our corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. Our ordinary shares began trading on Nasdaq under the new symbol “XTKG” effective on January 30, 2024.

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

SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain, cryptocurrency DAPP development and web 3.0 application in the industry. By acquiring SmartConn, the Company intends to incorporate its blockchain technology and web 3.0 know how application to further elevate the Company’s product development ability.

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

On December 16, 2022, the Company entered into an equity transfer agreement (the “Second Boxinrui Acquisition”) with 14 shareholders of Boxinrui in which the Company agreed to purchase 20% of the equity interest of Boxinrui. The Company will hold an aggregate of 35% equity interest of the Boxinrui following the closing of the Second Boxinrui Acquisition and the First Boxinrui Acquisition of 20% equity interest of the Boxinrui in June 2022. Boxinrui wholly owns Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”), which in turn owns 90% equity interest in Ascendent Insights Education Co., Ltd. (“AIedu”) (also previously known as Shenzhen Wenxing Tianxia Technology Co., Ltd.). AIedu mainly engaged in Artificial Intelligence, Blockchain and NFT technology in the educational industry. Such acquisition is aligned with the Company’s metaverse strategy as the Company intends to utilize AIedu’s business know-how and technology to expand the Company’s operation.

On October 27, 2022, the Company entered into an equity transfer agreement with six individual shareholders of DTI Group Limited (“DTI”), pursuant to which the Company agreed to purchase 19% equity interest of DTI Jiangsu Corporation Limited (“DTI Jiangsu”)

On May 1, 2024, we acquired 100% equity interest in Hong Kong Hongyi Holdings Limited (“Hongyi”) and its 100% held subsidiary Shenzhen Hongchuangxin Technology Co., Ltd. (“Hongchuangxin”) is engaged in AI education and hardware equipment sales. The fair value of the consideration for this acquisition was approximately $13.9 million.

On January 12, 2025, Zhuhai Hongzhi Cultural Technology Co., Ltd. (“Zhuhai Hongzhi”) was incorporated under the laws of PRC, in which Powerbridge Technology Group Co., Ltd. holds a 35% equity interest. Zhuhai Hongzhi aims to develop an AI educational hub integrating AI-powered teaching, academic advancement support, and multifunctional learning spaces.

On April 9, 2025, Zhanjiang Huarong Enterprise Management Service Co., Ltd. (“Zhanjiang Huarong”) was incorporated under the laws of the PRC, in with Powerstream Supply Chain Co., Ltd. holds a 36% equity interest. Zhanjiang Huarong primarily engages in cross-border e-commerce and international trade.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at www.x3holdings.com. However, information contained on our website does not constitute a part of this Annual Report.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over- the-counter trading market in the U.S.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China; and (ii) Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with the U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB- registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As of the date of this Annual Report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two; and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. However, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

Our current auditor, Onestop Assurance PAC, the independent registered public accounting firm that issue the audit reports included elsewhere in this Annual Report, is registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore and, as of the date of this Annual Report, is not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of our Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.”

Permission Required from the PRC Authorities

As of the date of this Annual Report, our PRC subsidiaries have obtained all permissions and approvals to operate their respective business, including but not limited to the registration of incorporation, business license, permit for opening bank account, labor and employment recordation, social insurance registration, internet content provide registration record and such other permissions and approval as required by the PRC regulatory authorities.

We believe that we will not be subject to cybersecurity review with the CAC pursuant to the Cybersecurity Review Measures. No relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan.

As of the date of this Annual Report, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries to obtain regulatory approval from the Chinese authorities before listing in the U.S.

If we do not receive or maintain the approval, or permission, or inadvertently conclude that such approval or permission is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval or permission in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

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

B. Business Overview

Overview

X3 Holdings headquartered in Singapore, is a global provider of digital solutions and technology services spanning diverse industries. We harness cutting edge technologies to forge agile, innovative business models across targeted global markets by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We target accelerated and transformative growth across digital technologies, cryptomining operations, renewable energy, and agriculture technologies, focusing on key markets in Asia, the Middle East, Africa, and Europe. Our vision is to be a differentiated and valuable company excelling in high growth industries with a global reach.

Digital Technologies

With over two decades of technology and industry expertise, we capitalize on the digital transformation sweeping the global trade industry. We provide integrated solutions and services to both public and private entities by developing a comprehensive suite of cross-border digital trade platforms and services. Our global trade supply chain and compliance platform services have been adopted in China, Indonesia, the Netherlands, Spain and the United Kingdom, with plans to reach even more countries.

Cryptomining Operations

We engage in developing globally diversified bitcoin cryptomining operations supported by sustainable energy sources. We partner with top-tier mining machine providers to ensure stable access and supply of next generation miners. We also collaborate with global partners to intertwine cryptomining with agriculture and renewable energy to slash electricity and operational costs. Already operational in Central Asia, the Company plans to gear up for a sizable bitcoin mining fleet in the near term.

Renewable Energy

We align with industry leading players, weaving together policy, technology, capital and regional resources to develop scalable renewable energy projects. This initiative champions renewable energy adoption for new energy vehicle and agriculture machinery development in targeted markets. The Company also pursues integrated renewable energy solutions for cryptomining and agriculture, creating a blueprint for reduced electricity cost and environmental stewardship.

Agriculture Technologies

We offer smart platforms and digital technologies to enhance agricultural farming efficiency and operations, utilizing big data, AI, blockchain and IoT. We collaborate with global partners in seeds and fertilizers to help facilitate higher crop yields, reduced resource consumption, and sustainable practices. The Company also developed an integrated solution marrying greenhouse operations with collocated cryptomining facilities, with the waste heat repurposed and recycled.

We believe our competitive strengths are contributing to our success and differentiating us from our competitors. We have a diversified business with clear and robust growth strategies in what we believe are high growth markets with multiple revenue and profit models, supported by our over two decades of industry and technology expertise and capabilities underpinning business innovation and transformation.

We are striving to create values for all stakeholders, facilitated by our globally integrated resources and operations to support our overall growth. We believe that there is a potent entrepreneurial spirit prevalent throughout our global operations, shared by our management, employees, and business partners, led by our agile and seasoned management team and complemented by a partnership network adept at realizing our global vision.

Our corporate and government customers include (i) international trade businesses and manufacturers; (ii) governmental agencies and authorities; and (iii) logistics and other various service providers. We currently derive our revenues from five sources: (1) revenue from application development services generated from Powerbridge Digital Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge Digital Solutions; (3) revenue from subscription services generated from Powerbridge SaaS Services; (4) revenue from trading business; and (5) others revenue. We currently generate most of our revenues from application development services, which represented 46.1%, 58.1% and 36.7% of total revenue for the fiscal year ended December 2024, 2023 and 2022, respectively. Revenue from consulting and technical support services represented 30.7%, 21.5% and 24.2% of total revenue for the fiscal year ended December 31, 2024, 2023 and 2022, respectively. Revenue from subscription services represented 5.2%, 4.1% and 7.2% of total revenue for the fiscal year ended December 31, 2024, 2023 and 2022, respectively. Revenue from trading represented 17.7%, 15.2%, 31.8% of total revenue for the fiscal year ended December 31, 2024, 2023 and 2022. Revenue from others represented 0.3%, 1.1% and nil of our revenue for the fiscal year ended December 31, 2024, 2023 and 2022, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, our revenues were $11.6 million, $16.8 million and $10.5 million, respectively.

As of the date of this Annual Report, we had a total of 137 full-time employees, of which 62 are in research and development, 10 are in sales and marketing, 29 are in technical and customer services, and 36 are in general administration.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	A diversified business with clear and robust growth strategies in high growth markets with multiple revenue and profit models.

●	Over two decades of technology expertise and capabilities underpinning business innovation and transformation.

●	Consistent value creation for stakeholders facilitated by globally integrated resources and operations to support overall growth.

●	A potent entrepreneurial spirit prevalent throughout global operations, shared by our management, employees, and business partners.

●	An agile and seasoned management, complemented by a partnership network adept at realizing the company’s global vision.

Our Growth Strategies

We plan to grow and expand our business by pursuing the following growth strategies:

●	Focus on executing business segment strategies to expand and strengthen expertise, capabilities and resources to drive overall growth.

●	Continue to pursue a global and diversified business growth strategy to ensure sustained growth, effectively countering market uncertainties.

●	Accelerate our research and development of cutting-edge technologies to continue expanding our solutions and service offerings.

●	Persist in creating and replicating agile and innovative business models, capitalizing on market opportunities to accelerate revenue and profit growth.

●	Expand by organic and inorganic growth wherever strategic opportunities emerge, adopting a disciplined approach to ensure future earnings growth.

We adopt differentiated and tailored growth strategies and priorities for each business segment:

●	Digital Technologies: Harness the power of digital transformation to redefine global trade and increase market penetration with expanded solutions and offerings.

●	Cryptomining Operations: Scale up bitcoin cryptomining capacities with sustainable energy sources across globally diversified hosting sites.

●	Renewable Energy: Focus on development and operations of large scale integrated renewable energy projects in key markets.

●	Agriculture Technologies: Amplify market presence with expanded smart agritech and IoT solutions and services in select markets.

Our Solutions and Services

We are a provider of digital solutions and technology services spanning diverse industries in targeted markets, operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies.

Digital Technologies

With over two decades of technology and industry expertise, we capitalize on the digital transformation sweeping the global trade industry. We provide integrated solutions and services to both public and private entities by developing a comprehensive suite of cross-border digital trade platforms and services. Our global trade supply chain and compliance platform services have been adopted in China, Indonesia, the Netherlands, Spain and the United Kingdom, with plans to reach even more countries.

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

Trade Zone Operations Solutions: We offer digital solutions and services for developing and operating free trade zones, bonded goods facilities, cross border trade zones, and other regulated trade zones and facilities. Our solutions and services are designed for trade zone operations, enterprise trade applications, customs monitoring and clearance, and other financial and logistics services for trade zone authorities and enterprises. Our blockchain applications enable supply chain transparency, streamlined customs clearance, expedited import and export process, and increased international trade volume for the regulated trade zones.

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

Cryptomining Operations

We engage in developing globally diversified bitcoin cryptomining operations supported by sustainable energy sources. We partner with top-tier mining machine providers to ensure stable access and supply of next generation miners. We also collaborate with global partners to intertwine cryptomining with agriculture and renewable energy to slash electricity and operational costs. Already operating in Central Asia, the Company plans to gear up for a sizable bitcoin mining fleet in the near term.

Cryptomining Business: We develop and operate renewable energy supported and sustainability-focused bitcoin mining operations with high performance mining machines, diversified across hosting sites in Central Asia and other regions. We adopt an asset light model by focusing on investment in mining machines rather than infrastructure for maximized return on investment on revenue generating assets and minimized capital expenditure. We partner with leading crypto machine manufacturers for stable access to top-tier performance mining hardware to drive an efficient scaling of our miner fleet.

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

Sustainability Focus: We engage in the development of bitcoin mining operations and facilities powered by renewable energy sources from solar energy, wind power and hydroelectric power across global geographically diversified locations. We continue to emphasize on a broader international footprint and deploy miners at renewable energy powered hosting sites with a long-term goal to become entirely carbon neutral. We also develop cleantech solutions to recover and repurpose excessive heat from the cryptomining facilities as a heating source for collocated farming greenhouses, further reducing carbon emissions.

Cryptomining and Agribusiness: We develop sustainability focused cleantech solutions for recovering and repurposing the excessive heat generated from the cryptomining sites for heating use in the collocated farming greenhouses. The cryptomining operations benefit from an added revenue stream and lower cooling cost offsetting electricity, while the greenhouses benefit from lower cost for heating and microclimate control, resulting in the same renewable energy being used twice, leading to substantial less carbon emissions by the efficient use of heat at collocated cryptomining operations and farming greenhouses.

Renewable Energy

We align with industry leading players, weaving together policy, technology, capital and regional resources to develop scalable renewable energy projects. This initiative champions renewable energy adoption for new energy vehicle and agriculture machinery development in targeted markets. The Company also pursues integrated renewable energy solutions for cryptomining and agriculture, creating a blueprint for reduced electricity cost and environmental stewardship.

Renewable Energy Business: We engage in an integrated renewable energy business model driving for the adoption of renewable energy and development of new energy vehicles and agriculture machinery in key developing markets. We collaborate with industry leading players, weaving together policy, technology, capital, and regional resources to cultivate a scalable renewable energy business with robust growth potential. We deploy diverse operational models in research and development, manufacturing and operations, and platform and channel services, fostering an efficient ecosystem for all stakeholders.

Electric Vehicles and Agriculture Equipment Projects: We collaborate with leading manufacturers and suppliers of electric vehicles and agriculture machinery and equipment for the project design, implementation and operations in target markets. We harness our partners’ technological and manufacturing capacities to establish regional brands and extend brand influence and market reach across developing and emerging markets. We implement financial and investment strategies and solutions to support production facility development and operations as well as brand and channel development.

Solar Power Projects: We forge strategic alliances with leading solar system providers in developing a portfolio of regional solar energy and storage projects catering to agricultural and industrial needs of target markets. We explore opportunities in research and development as well as assembly and production of photovoltaic panels and systems in developing countries with favorable cost structures and regulatory environments. We also develop solar energy charging stations tailored for electrical vehicles and clean energy driven agricultural machinery, complete with integrated digital technology solutions and services.

Integrated Operations Models: We develop integrated renewable energy solutions for agriculture and cryptomining, resulting in lower electricity cost and reduced carbon emission with a positive impact on the environment and society. Our renewable energy-based agriculture services encompass distributed energy and storage system installation, greenhouse and digital agritech operations, renewable energy powered farming equipment, and electric charging stations. We collaborate with cryptomining hosting facilities by leveraging cost effective renewable energy sources to drive sustainable practices.

Agriculture Technologies

We offer smart platforms and digital technologies to enhance agricultural farming efficiency and operations, utilizing big data, AI, blockchain and IoT. We collaborate with global partners in seeds and fertilizers to help facilitate higher crop yields, reduced resource consumption, and sustainable practices. The Company also develop an integrated solution marrying greenhouse operations with collocated cryptomining facilities, with the waste heat repurposed and recycled.

Smart Agritech: We provide smart agritech platform and services for monitoring and managing crops and livestock farming, utilizing big data, artificial intelligence and IoT technologies to provide data analysis and decision-making tools. For crops, our services provide environment data and insights such as temperature and humidity, as well as soil properties such as moisture, pH and soil fertility for enhanced farm management and operations. For livestock, our digital services integrate IoT sensors, satellite positioning, electronic fences and livestock biometric for managing livestock identification, quantity, location, and health status.

Greenhouse Solutions: We offer integrated solutions for greenhouse development and operations, with benefits including higher crop yield, less water and fertilizer used, increased food safety, and enhanced sustainability with solar power. We collaborate with global partners and integrate technologies such as IoT and AI, microclimate control and refrigeration, lighting technologies, and pest and disease control. We also integrate greenhouse operations with collocated cryptomining facilities where the heat generated is recycled and repurposed for climate and temperature control in the greenhouses.

Agriculture Fintech Services: We provide fintech solutions and services for farming customers through the use of blockchain, IoT, and big data technologies by developing digital asset models for agricultural crop and livestock. Our digital asset models transform agriculture assets into traceable digital assets tradable on agriculture digital markets and utilized by farming and processing enterprises to obtain financing. We also develop a digital platform for managing and monitoring livestock with digital assets created as a collateral for financial institutions in providing financing to farming communities.

Integrated Operations and Services: We offer a package of sales and services encompassing agriculture machines and equipment, photovoltaic modules, and solar powered charging stations for regional farmers and farming communities. We engage in growing of high demand and high profit specialty fruits, vegetables and teas such as fruit flavored corns, multi-color tomatoes, and multi flavored teas in the greenhouses and open fields. Our sales of specialty fruits and vegetables through regional wholesale and distribution channels, as well as direct sales to consumers on leading global and regional ecommerce retail platforms.

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

Our public sector customers are various government agencies, authorities and organizations, including government agencies such as customs, maritime affair, transportation and commerce, and government authorities and organizations such as port authorities, free trade zones, bonded facilities and warehouses, and other government regulated facility operators.

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

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 10 full-time sales and marketing personnel. For the fiscal year ended December 31, 2024, 2023 and 2022, our sales and marketing expense were approximately $1.1 million, $1.5 million and $2.0 million, respectively, representing 9.5%, 8.8% and 18.7% of our total revenues for the fiscal year ended December 31, 2024, 2023 and 2022, respectively.

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

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 62 full-time R&D personnel. We incurred expenses of $4.1 million, $4.8 million and $3.5 million in R&D for the fiscal year ended December 31, 2024, 2023 and 2022, respectively.

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

As of the date of this Annual Report, we have 20 registered patents, 136 registered software copyrights and 46 registered trademarks in the PRC. In addition, we own 10 URL designations and domain names, including x3holdings.com, powerbridgetech.com, enlightenmetaspace.com, powercrypto.pro, pbts.cloud, pbtyun.com, pbtcloud.com, cs-estone.com, erp-china.com, and powerbridge.com.

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

Facilities

We have set up global headquarters in Singapore (“Singapore HQ Office”) and a Guangzhou office as our strategic pursuit of global presence, which is fully operational as of December 31, 2024. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. As of the date of this Annual Report, we maintain the following facilities in China. In addition to our headquarters, we lease space in Singapore, Guangzhou, Zhuhai, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $460,284, $344,775 and $162,799 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

Facility	Address	Space (㎡)
Wuhan Office	Rm F, 25th Fl West, No.562, Construction Avenue (Guomao Xindu), Jianghan, Wuhan, Hubei, China	167.28

Changsha Office	Rm 1006, 1008, 1010 10th Fl, Block C2, Wanda Plaza, No. 589 Zhongshan Road, Kaifu, Changsha, Hunan 410015, China	185.76

Nanning Office	Suite 2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	260

Hangzhou Office	Room 2020, No. 59, Xiaolongtou, Shuangpu, Xihu, Hangzhou, Zhejiang, China	35

Zhuhai Office	8th and 9th Fl, C2 Building, Advance Business Park, No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China	1820

Guangzhou Office	No.69, Nanhu Middle Road, Tonghe, Baiyun District, Guangzhou, China	3150.69

Shenzhen Office	C705, Baozhong Excellence Times Square, Haitian Road, Xin’an Street, Bao’an District, Shenzhen, China	164.77

Singapore HQ Office	Suite 412, Tower A, Tai Seng Exchange One Tai Seng Avenue, Singapore 536464	210

Employees

As of the date of this Annual Report, we had a total of 137 full-time employees, of which 62 are in research and development, 10 are in sales and marketing, 29 are in technical and customer services, and 36 are in general administration.

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

Government Regulation Relating to Our Business

The following sets forth a summary of the major laws and regulations that affect our business activities:

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

Regulations on Information Security

Several Provisions on Regulating the Market Order of Internet Information Services

The Ministry of Industry and Information technology (“MIIT”) issued the Several Provisions on Regulating the Market Order of Internet Information Services (the “Several Provisions”) in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the user.

An internet information service provider shall expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

Decision of the SCNPC on Strengthening Internet Information Protection

The Standing Committee of the National People’s Congress (“SCNPC”) issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information to others. The Decision further set out the requirement for the internet service providers.

Cyber Security Law

The SCNPC promulgated the Cyber Security Law in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

Data Security Law

The Data Security Law of the PRC, which was promulgated by the SCNPC in June 2021 and took effect in September 2021, provides that the PRC shall establish a data classification and grading protection system, formulate the important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside the PRC, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

On July 7, 2022, the Cyberspace Administration of China (“CAC”) promulgated the Measures for Security Assessment for Cross-border Data Transfer (the “Measures”), which took effect on September 1, 2022. According to the Measures, a data processor shall apply to the competent cyberspace department for security assessment and clearance of the outbound data under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; or (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer.

Personal Information Protection Law

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law specifies the rules for processing sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including, but not limited to, information on biometric characteristics, financial accounts, and individual location tracking, as well as the personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties.

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

Overview

X3 Holdings Co., Ltd. (hereinafter referred to as “we,” “our,” or the “Company”), formerly known as Powerbridge Technologies Co., Ltd., is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 46.1%,58.1% and 36.7% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. We generate revenue from consulting and technical support services, which represent 30.7%, 21.5% and 24.2% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. We also earn subscription service revenue from customers accessing our SaaS, which represent 5.2%, 4.1% and 7.2% of our revenue for the years ended December 31, 2024, 2023 and 2022. We started to generated revenue from trading business, which represent 17.7%, 15.2% and 31.8% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Other revenue represented 0.3%, 1.1% and nil of our revenue for the year ended December 31, 2024, 2023 and 2022, respectively.

Recent Developments

On May 1, 2024, we acquired 100% equity interest in Hong Kong Hongyi Holdings Limited (“Hongyi”) and its 100% held subsidiary Shenzhen Hongchuangxin Technology Co., Ltd. Hongchuangxin is engaged in AI education and hardware equipment sales. The fair value of the consideration for this acquisition was approximately $13.9 million.

On May 16, 2024, we entered into a standby equity purchase agreement with YA II PN, LTD. (“YA”), pursuant to which YA purchased convertible promissory notes (the “YA 2024 Notes”) in the principal amount of $8,000,000, which shall be convertible into the Company’s ordinary shares, for gross proceeds of approximately $7,425,000. The Offering will be conducted in four closings. The first closing consists of offer and sale of a note in the principal amount of $4,756,986. The first closing occurred on May 16, 2024. The second closing consists of offer and sale of a note in the principal amount of $1,500,000. The second closing occurred on June 17, 2024. On December 5, 2024, the Company and YA entered into an omnibus amendment agreement. Pursuant to the omnibus amendment agreement, the floor price under the YA 2024 Notes will be reduced from $0.1641 (post-reverse stock split adjusted to $0.98) to $0.10 (post-reverse stock split adjusted to $0.6) per Ordinary share, subject to the adjustment to reflect any reverse stock split effectuated by the Company. On February 16, 2025, the Company entered into a forbearance and repayment agreement (the “Forbearance Agreement”) with YA, pursuant to which YA agreed (a) to forbear from exercising certain of its rights and remedies as stipulated under the related agreements and (b) to forbear from exercising conversion right under the outstanding YA 2024 Notes into the Company’s Ordinary shares in connection with the outstanding amounts under the YA 2024 Notes as set forth in the Forbearance Agreement, subject to the conditions, amendments and modifications contained in the Forbearance Agreement for the period commencing from February 16, 2025 to June 30, 2025, so long as (i) the Company strictly complies with the terms of this Forbearance Agreement and (ii) that there is no occurrence or existence of any event of default as defined in the related agreements or in the Forbearance Agreement, other than the existing defaults as stated in the Forbearance Agreement. In addition, the Forbearance Agreement does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investor under the related agreements in conjunction therewith as in effect prior to the date of the Forbearance Agreement.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, subscription services and trading. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results. We intend to expand the scope of our offerings to service existing customers and acquire new customers by continually making significant investments in R&D as well as sales and marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing digital solutions and technology services spans diverse industries. We harness cutting edge technologies to forge agile, innovative business models by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We target accelerated and transformative growth across digital technologies and cryptomining operations.

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

For the years ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2024	2023	Change	% Change

REVENUES:
Application development services	$5,348,816	$9,780,115	$(4,431,299)	(45.3)%
Consulting and technical support services	3,563,248	3,609,158	(45,910)	(1.3)%
Subscription services	606,313	695,010	(88,697)	(12.8)%
Trading revenue	2,055,815	2,549,808	(493,993)	(19.4)%
Others revenue	37,250	190,732	(153,482)	(80.5)%
Total revenues	11,611,442	16,824,823	(5,213,381)	(31.0)%

COST OF REVENUES:
Application development services	3,421,696	9,236,901	(5,815,205)	(63.0)%
Consulting and technical support services	1,420,126	1,404,193	15,933	1.1%
Subscription services	49,642	102,573	(52,931)	(51.6)%
Trading	2,044,973	2,504,352	(459,379)	(18.3)%
Others	53,770	156,608	(102,838)	(65.7)%
Total cost of revenues	6,990,207	13,404,627	(6,414,420)	(47.9)%

GROSS PROFIT	4,621,235	3,420,196	1,201,039	35.1%

OPERATING EXPENSES:
Selling and marketing	1,103,266	1,480,732	(377,466)	(25.5)%
General and administrative	7,179,289	12,130,707	(4,951,418)	(40.8)%
Provision for credit losses	5,358,510	539,284	4,819,226	893.6%
Research and development	4,062,297	4,814,463	(752,166)	(15.6)%
Share-based compensation	5,834,999	6,058,117	(223,118)	(3.7)%
Impairment charges	64,485,916	31,958,931	32,526,985	101.8%
Total operating expenses	88,024,277	56,982,234	31,042,043	54.5%
OPERATING LOSS FROM OPERATIONS	(83,403,042)	(53,562,038)	(29,841,004)	55.7%

OTHER INCOME (EXPENSES)
Gain from long term investment	-	70,947	(70,947)	(100.0)%
Loss on debt extinguishment	(473,653)	-	(473,653)	-%
Change in fair value of convertible debt	1,048,271	(21,166)	1,069,437	(5,052.6)%
Gain from fair value change in equity investments	-	2,402,943	(2,402,943)	(100.0)%
Fair value loss on financial instrument	-	(71,006,115)	71,006,115	(100.0)%
Other expense, net	(1,127,491)	(169,107)	(958,384)	566.7%
Total other expenses	(552,873)	(68,722,498)	68,169,625	(99.2)%

LOSS BEFORE INCOME TAXES	(83,955,915)	(122,284,536)	38,328,621	(31.3)%

INCOME TAX BENEFIT	(122,754)	(57,341)	(65,413)	114.1%

NET LOSS	$(83,833,161)	$(122,227,195)	$38,394,034	(31.4)%

Revenues

We derive revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue, and (5) others.

For the year ended December 31, 2024, our total revenue was approximately $11.6 million as compared to approximately $16.8 million for the year ended December 31, 2023. Our total revenue decreased by approximately $5.2 million, or 31.0%. The overall decrease in total revenue was primarily attributable to approximately $4.4 million decrease in revenue from application development services and approximately $0.5 million decrease in trading revenue.

Revenue from application development services

Our application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

For the year ended December 31, 2024, our application development service revenue was approximately $5.3 million as compared to approximately $9.8 million for the year ended December 31, 2023. The decrease in application development service revenue was approximately $4.4 million or 45.3% due to fewer new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $4,671,973 for the year ended December 31, 2024, increased from $2,001,750 of the related revenue for the year ended December 31, 2023.

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

Our consulting and technical support service revenue was approximately $3.6 million for both the years ended December 31, 2024 and 2023.

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

For the year ended December 31, 2024, our subscription service revenue was approximately $0.6 million as compared to approximately $0.7 million for the year ended December 31, 2023.

Trading revenue

We start to sell products to its customers for the year ended December 31, 2021. Revenue from trading revenue was approximately $2.1 million for the year ended December 31, 2024 as compared to approximately $2.5 million for the year ended December 31, 2023.

Others revenue

We began to receive income from other fields, such as membership fee, the revenue of which was approximately $0.04 million and approximately $0.2 million for the years ended December 31, 2024 and 2023, respectively, and represented 0.3% and 1.1% of our total revenue for the years ended December 31, 2024 and 2023, respectively.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of products.

Our cost of revenues decreased by approximately $6.4 million or 47.9% to approximately $7.0 million for the year ended December 31, 2024 from approximately $13.4 million for the year ended December 31, 2023, which was mainly attributable to a decrease of $5.8 million in cost of revenue from application development services and a decrease of approximately $0.5 million in cost of revenue from trading. Our cost of revenue from application development services, consulting and technical support services, subscription services, trading and others was approximately $3.4 million, $1.4 million, $0.05 million, $2.0 million and $0.1 million for the year ended December 31, 2024, respectively, as compared to approximately $9.2 million, $1.4 million, $0.1 million, $2.5 million and $0.2 million for the year ended December 31, 2023, respectively.

Gross profit

	For the Years Ended
	December 31,
	2024		2023
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$1,927,120	36.0%	$543,214	5.6%
Consulting and technical support services	2,143,122	60.1%	2,204,965	61.1%
Subscription services	556,671	91.8%	592,437	85.2%
Trading revenue	10,842	0.5%	45,456	1.8%
Others revenue	(16,520)	(44.3)%	34,124	17.9%
Total gross profit	$4,621,235	39.8%	$3,420,196	20.3%

Our gross profit increased by approximately $1.2 million or 35.1% from approximately $3.4 million for the year ended December 31, 2023 to approximately $4.6 million for the year ended December 31, 2024. Gross margin as a percent of overall revenue for the years ended December 31, 2024 and 2023 was 39.8% and 20.3%, respectively.

Gross profit for application development services increased by approximately $1.4 million or 254.8% from $0.5 million for the year ended December 31, 2023 to approximately $1.9 million for the year ended December 31, 2024, the increase was driven by decreased outsourcing development fee. Gross profit margin for the years ended December 31, 2024 and 2023 was 36.0% and 5.6%, respectively.

Gross profit for consulting and technical support services decreased by approximately $0.1 million or 2.8% from approximately $2.2 million for the year ended December 31, 2023 to approximately $2.1 million for the year ended December 31, 2024. Gross profit margin for the years ended December 31, 2024 and 2023 was 60.1% and 61.1%, respectively.

Gross profit for subscription services stayed at approximately $0.6 million for the year ended December 31,2024 and 2023. Gross profit margin was 91.8% and 85.2% for the years ended December 31, 2024 and 2023, respectively.

Gross profit for trading revenue was $0.01 million and $0.05 million for the years ended December 31, 2024 and 2023, respectively; gross profit margin was 0.5% and 1.8% for the years ended December 31, 2024 and 2023, respectively.

Gross loss for others revenue was approximately $0.02 million for the year ended December 31, 2024 as compared to a gross profit of approximately $0.03 million for the year ended December 31, 2023. Gross (loss) profit margin was (44.3) % and 17.9% for the year ended December 31, 2024 and 2023, respectively.

Operating Expenses

	For the Years Ended
	December 31,
	2024	2023	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$1,103,266	$1,480,732	$(377,466)	(25.5)%
General and administrative	7,179,289	12,130,707	(4,951,418)	(40.8)%
Provision for credit losses	5,358,510	539,284	4,819,226	893.6%
Research and development	4,062,297	4,814,463	(752,166)	(15.6)%
Share based compensation	5,834,999	6,058,117	(223,118)	(3.7)%
Impairment charges	64,485,916	31,958,931	32,526,985	101.8%
Total operating expenses	$88,024,277	$56,982,234	$31,042,043	54.5%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for credit losses, stock-based compensation and impairment charges. Operating expenses increased by approximately $31.0 million, or 54.5%, from approximately $57.0 million for the year ended December 31, 2023 to approximately $88.0 million for the year ended December 31, 2024. The increase in our operating expenses was primarily due to approximately $32.5 million increase in impairment charges, and approximately $4.8 million increase in provision for credit losses, partially offset by approximately $5.0 million decrease in general and administrative expenses.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by approximately $0.4 million or 25.5% from approximately $1.5 million for the year ended December 31, 2023 to approximately $1.1 million for the year ended December 31, 2024. The decrease was primarily attributable to decreased salary due to personnel optimization for the year ended December 31, 2024.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by approximately $5.0 million or 40.8% from approximately $12.1 million for the year ended December 31, 2023 to approximately $7.2 million for the year ended December 31, 2024, due to decreased professional consulting fee and salaries. As a percentage of revenues, general and administrative expenses were 61.8% and 72.1% of our total revenue for the years ended December 31, 2024 and 2023, respectively.

Provision for credit losses increased by approximately $4.8 million from approximately $0.5 million for the year ended December 31, 2023 to approximately $5.4 million for the year ended December 31, 2024, due to slow collection.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by approximately $0.8 million from approximately $4.8 million for the year ended December 31, 2023 to approximately $4.1 million for the year ended December 31, 2024, representing 35.0% and 28.6% of our total revenues for the years ended December 31, 2024 and 2023, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

Stock-based compensation decreased by approximately $0.2 million from approximately $6.1 million for the year ended December 31, 2023 to approximately $5.8 million for the year ended December 31, 2024.

Impairment charges increased by approximately $32.5 million from approximately $32.0 million for the year ended December 31, 2023 to approximately $64.5 million for the year ended December 31, 2024. We evaluated the recoverability of non-current assets by engaging an independent valuation firm to perform the valuation and determined that certain assets’ fair value is less than the carrying amount.

Other Expense

Loss on debt extinguishment

Loss on debt extinguishment derived from extinguishment of debt in accordance with ASC 470, the difference between the fair value of convertible notes immediately after the modification and the carrying value of convertible notes immediately before the modification was recognized as a loss of debt extinguishment in the amount of approximately $0.5 million and nil for the years ended December 31, 2024 and 2023, respectively.

Change in fair value of convertible notes

The Company elected the fair value option to account for its convertible notes. For the year ended December 31, 2024 and 2023, we recognized an unrealized gain of approximately $1.0 million and an unrealized loss of approximately $0.02 million, respectively.

Gain from fair value change in equity investments

Gain from fair value change in equity investments derived from two step acquisitions. On January 5, 2023, the Company completed acquisition of 50.99% equity interest in Smartconn, consisting of an acquisition of 31% equity interest of Smartconn acquired from the previous shareholder and an investment of 19.99% equity interest in Smartconn which the Group has already held prior to January 5, 2023. The company recognized a loss of approximately $0.3 million in fair value change for the previous 19.99% equity interests. On March 28, 2023, the Company completed acquisition of 100% equity interest in Boxirui, consisting of an acquisition of 65% equity interest of Boxinrui acquired from the previous shareholder and an investment of 35% equity interest in Boxinrui which the Group has already held prior to March 28, 2023. The company recognized a gain of approximately $2.7 million in fair value change for the previous 35% equity interests. No such gain recognized for the year ended December 31, 2024.

Fair value loss on financial instruments

Fair value loss on financial instrument is derived from acquisition of Smartconn on January 5, 2023, and acquisition of Boxinrui on March 28, 2023 which involved payments of future financial instrument upon the shares price is lower than the payment date price. Put options liabilities are recorded for the estimated fair value of the financial instrument on the merger date. The fair value of the financial instrument is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. The Company recorded an unrealized loss of approximately $71.0 million for the year ended December 31, 2023. No such loss incurred for the year ended December 31, 2024.

Other expense, net

Other expense was primarily related to interest expenses, interest income, government subsidy income and other items. Our other expense increased by approximately $1.0 million from approximately $0.2 million for the year ended December 31, 2023 to approximately $1.1 million for the year ended December 31, 2024, due to more interest expense and loss on disposal of assets.

Income Tax Benefit

Income tax benefit was approximately $0.1 million for both the years ended December 31, 2024 and 2023. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to an income tax rate of 25%.

Net Loss

As a result of the foregoing, our net loss decreased by $38.4 million from $122.2 million for the year ended December 31, 2023 to $83.8 million for the year ended December 31, 2024. The decreased net loss was the result of decreased fair value loss on financial instruments and financial assets and fair value loss on financial instruments and financial assets, partially offset by increased operating expense as discussed above.

For the years ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2023	2022	Change	% Change

REVENUES:
Application development services	$9,780,115	$3,847,199	$5,932,916	154.2%
Consulting and technical support services	3,609,158	2,538,500	1,070,658	42.2%
Subscription services	695,010	758,526	(63,516)	(8.4)%
Trading revenue	2,549,808	3,338,584	(788,776)	(23.6)%
Others revenue	190,732	-	190,732	-%
Total revenues	16,824,823	10,482,809	6,342,014	60.5%

COST OF REVENUES:
Application development services	9,236,901	2,443,460	6,793,441	278.0%
Consulting and technical support services	1,404,193	983,700	420,493	42.7%
Subscription services	102,573	104,499	(1,926)	(1.8)%
Trading	2,504,352	3,183,729	(679,377)	(21.3)%
Others	156,608	-	156,608	-%
Total cost of revenues	13,404,627	6,715,388	6,689,239	99.6%

GROSS PROFIT	3,420,196	3,767,421	(347,225)	(9.2)%

OPERATING EXPENSES:
Selling and marketing	1,480,732	1,956,811	(476,079)	(24.3)%
General and administrative	12,130,707	7,732,287	4,398,420	56.9%
Provision for credit losses	539,284	4,733,183	(4,193,899)	(88.6)%
Research and development	4,814,463	3,459,987	1,354,476	39.1%
Share-based compensation	6,058,117	5,983,907	74,210	1.2%
Impairment for intangible assets	2,272,829	-	2,272,829	-%
Impairment for goodwill	29,686,102	-	29,686,102	-%
Total operating expenses	56,982,234	23,866,175	33,116,059	138.8%
OPERATING LOSS FROM OPERATIONS	(53,562,038)	(20,098,754)	(33,463,284)	166.5%

OTHER INCOME (EXPENSES)
Loss from disposition of a subsidiary	-	(1,009)	1,009	(100)%
Gain from long term investment	70,947	-	70,947	-%
Change in fair value of convertible notes	(21,166)	(2,448,936)	2,427,770	(99.1)%
Gain from fair value change in equity	2,402,943	-	2,402,943	-%
Fair value loss on financial instrument	(71,006,115)	-	(71,006,115)	-%
Other (expense) income	(169,107)	608	(169,715)	(27,913.7)%
Total other expenses	(68,722,498)	(2,449,337)	(66,273,161)	2,705.8%

LOSS BEFORE INCOME TAXES	(122,284,536)	(22,548,091)	(99,736,445)	442.3%

INCOME TAX BENEFIT	(57,341)	(999,391)	942,050	(94.3)%

NET LOSS	$(122,227,195)	$(21,548,700)	$(100,678,495)	467.2%

Revenues

We derive revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue, and (5) others.

For the years ended December 31, 2023, our total revenue was approximately $16.8 million as compared to approximately $10.5 million for the year ended December 31, 2022. Our total revenue increased by approximately $6.3 million, or 60.5%. The overall increase in total revenue was primarily attributable to approximately $5.9 million increase in revenue from application development services and approximately $1.1 million increase in consulting and technical support services.

Revenue from application development services

Our application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

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

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. Our monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

For the year ended December 31, 2023, our subscription service revenue was approximately $0.7 million as compared to approximately $0.8 million for the year ended December 31, 2022.

Trading revenue

We started to sell products to its customers for the year ended December 31, 2021. Revenue from trading revenue was approximately $2.5 million and $3.3 million for the year ended December 31, 2023 and 2022, respectively.

Others revenue

We started to earn other revenue, such as membership fee for the years ended December 31,2023, which amounted to approximately $0.2 million and represent 1.1% of our revenue for the year ended December 31, 2023.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of products.

Our cost of revenues increased by approximately $6.7 million or 99.6% to approximately $13.4 million for the year ended December 31, 2023 from approximately $6.7 million for the year ended December 31, 2022, which was in line with increased revenue, mainly attributable to an increase of $6.8 million in cost of revenue from application development services and an increase of approximately $0.4 million in cost of revenue from consulting and technical support services. Our cost of revenue from application development services, consulting and technical support services, subscription services, trading and others was approximately $9.2 million, $1.4 million, $0.1 million, $2.5 million and 0.2 million for the year ended December 31, 2023, respectively, as compared to approximately $2.4 million, $1.0 million, $0.1 million and $3.2 million and $nil for the year ended December 31, 2022, respectively.

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

Operating Expenses

	For the Years Ended
	December 31,
	2023	2022	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$1,480,732	$1,956,811	$(476,079)	(24.3)%
General and administrative	12,130,707	7,732,287	4,398,420	56.9%
Provision for credit losses	539,284	4,733,183	(4,193,899)	(88.6)%
Research and development	4,814,463	3,459,987	1,354,476	39.1%
Share based compensation	6,058,117	5,983,907	74,210	1.2%
Impairment for intangible assets	2,272,829	-	2,272,829	-%
Impairment for goodwill	29,686,102	-	29,686,102	-%
Total operating expenses	$56,982,234	$23,866,175	$33,116,059	138.8%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for credit losses, stock-based compensation, impairment for intangible assets and impairment for goodwill. Operating expenses increased by approximately $33.1 million, or 138.8%, from approximately $23.9 million for the year ended December 31, 2022 to approximately $57.0 million for the year ended December 31, 2023. The increase in our operating expenses was primarily due to approximately $29.7 million increase in impairment for goodwill, approximately $4.4 million increase in general and administrative, approximately $2.3 million increase in impairment for intangible assets and approximately $1.4 million increase in research and development, offset by approximately $4.2 million decrease in provision for credit losses.

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

Provision for credit losses decreased by approximately $4.2 million from approximately $4.7 million for the year ended December 31, 2022 to approximately $0.5 million for the year ended December 31, 2023

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by approximately $1.4 million from approximately $3.5 million for the year ended December 31, 2022 to approximately $4.8 million for the year ended December 31, 2023, representing 28.6% and 33.0% of our total revenues for the years ended December 31, 2023 and 2022, respectively. We expect to continue to invest in R&D. We expect that our ability to effectively utilize our R&D capabilities significantly affect our results of operations in the future.

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

Other Income (Expense)

Change in fair value of convertible notes

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

Income Tax Benefit

Income tax benefit was approximately $0.1 million for the year ended December 31, 2023, compared to approximately $1.0 million for the year ended December 31, 2022. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to an income tax rate of 25%. As of December 31, 2022, the Company had accrued (before adjustment) total income tax liabilities of $550,602. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2022. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of $550,602 (or RMB3,798,484) relating to the tax liabilities accrued for the period from fiscal 2016 to fiscal 2018, resulting in the decrease of accrued income tax liabilities from $550,602 to $nil as of December 31, 2022.

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

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, loss/gain on fair value change on financial instruments and convertible debt and fair value loss on financial instruments and financial assets. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Years Ended
	December 31,
	2024	2023	2022

Net loss:	$(83,833,161)	$(122,227,195)	$(21,548,700)
Add:
Share-based compensation expenses	5,834,999	6,058,117	5,983,907
Change in fair value of convertible debt	(1,048,271)	21,166	2,448,936
Fair value loss on financial instrument	-	71,006,115	-
Adjusted net loss	$(79,046,433)	$(45,141,797)	$(13,115,857)

Impact of Foreign Currency Fluctuations

Foreign currency translation loss was approximately $0.8 million, $1.7 million and $6.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	December 31, 2024	December 31, 2023	December 31, 2022
At the end of the period - USD: RMB	$1=RMB7.2993	$1=RMB7.0999	$1=RMB6.8972
Average rate for the period - USD: RMB	$1=RMB7.1957	$1=RMB7.0809	$1=RMB6.7290

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2024, cash of approximately $4.2 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

For the year ended December 31, 2024, the Company incurred a net loss of approximately $83.8 million and had negative operation cash flow of approximately $1.0 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2024, the Company had cash of approximately $4.2 million.

On November 24, 2023, the Group entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Group’s Class A ordinary shares at a share price of $ $6.0 (post-reverse stock split adjusted to $36.0) per share. The Group issued 6,523,157 (post-reverse stock split adjusted to 1,087,192) Class A ordinary shares on November 24, 2023. In March, 2025, the Company entered into a supplemental agreement with these twelve investors, to change the aggregate purchase amount to $3,972,600 at a share price of $0.609 (post-reverse stock split adjusted to 3.65) per share. As of this annual report filing date, the Company has collected approximately $3.2 million.

On May 16, 2024, we entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD. (“YA”), pursuant to which YA purchased convertible promissory notes (the “YA 2024 Notes”) in the principal amount of $8,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares (the “Offering”), for gross proceeds of approximately $7,425,000. The Offering will be conducted in four closings. The first closing consists of offer and sale of a note in the principal amount of $4,756,986. The first closing occurred on May 16, 2024. The second closing consists of offer and sale of a note in the principal amount of $1,500,000. The second closing occurred on June 17, 2024.

We believe that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended
	December 31,
	2024	2023	2022

Net cash used in operating activities	$(992,440)	$(11,152,805)	$(9,656,725)
Net cash used in investing activities	(1,510,863)	(2,430,858)	(815,220)
Net cash provided by financing activities	2,177,110	9,289,034	12,984,391
Effect of exchange rate change on cash, cash equivalent and restricted cash	(124,747)	(370,193)	(188,372)
Net (decrease) increase in cash, cash equivalent and restricted cash	$(450,940)	$(4,664,822)	$2,324,074

Operating Activities

Net cash used in operating activities was approximately $1.0 million for the year ended December 31, 2024. Cash used in operating activities for the year ended December 31, 2024 mainly consisted of approximately $83.8 million of net loss, adjustment of $82.4 million non-cash items, a decrease of approximately $1.6 million in accounts payable, a decrease of approximately $0.6 million in deferred revenue, offset by an increase of approximately $2.3 million in accrued expenses and other current liabilities and a decrease of approximately $0.4 million in prepayments, deposits and other assets.

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

Investing Activities

Net cash used in investing activities was approximately $1.5 million for the year ended December 31, 2024. Cash used in investing activities for the year ended December 31, 2024 consisted of approximately $1.6 million spending on purchases of intangible assets and property and equipment and net loans to third parties of approximately $0.3 million, offset by approximately repayment of $0.4 million from related parties.

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

Financing Activities

Net cash provided by financing activities was approximately $2.2 million for the year ended December 31, 2024. Net cash provided by financing activities for the year ended December 31, 2024 was mainly consisted of proceeds of approximately $4.2 million from bank loan, net proceeds of approximately $1.5 million from convertible notes and proceeds of approximately $0.6 million from private placements, offset by approximately $4.2 million repayment to bank loans.

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

Capital Expenditures

The Company made capital expenditures of $1.6 million, $1.9 million and $3.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include but not limited to the useful lives of property and equipment and intangible assets, impairment of long-lived assets, impairment of goodwill, valuation of accounts receivables, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

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

Unless otherwise disclosed, the fair value of our financial instruments including cash, notes and accounts receivable, due from related parties, prepayments, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables, due to related party and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

The Company elected the fair value option to account for its convertible loan. The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect our own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 9 for additional information.

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

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the year ended December 31, 2024, due to slow development of Smartconn and Boxinrui, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn and Boxinrui was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Smartconn and Boxinrui of approximately $12.7 million and approximately $14.1 million for the year ended December 31, 2024. For the year ended December 31, 2023, due to slow development of Smartconn, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Smartconn of approximately $2.3 million for the year ended December 31, 2023. For the years ended December 31, 2022, there was no impairment was recognized for the long-lived assets.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Company evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. For the year ended December 31, 2024, the Company performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Hongchuagnxin was less than carrying value. The Company impaired the goodwill acquired from the acquisition of Boxinrui and Hongchuangxin of approximately $15.0 million and approximately $2.9 million for the year ended December 31, 2024. For the year ended December 31, 2023, the Company performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Smartconn was less than carrying value. The Company impaired the goodwill acquired from the acquisition of Boxinrui and Smartconn of $8.6 million and $21.1 million for the year ended December 31, 2023. For the years ended December 31, 2022, there was no impairment was recognized for the goodwill.

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On January 1, 2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly. Impairment for long term investments approximately $11.2 million approximately for the year ended December 31, 2024.

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

Revenue recognition

The Company adopted ASC Topic 606. Revenues for the years ended December 31, 2024, 2023 and 2022 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue. and (5) others revenue. All of our contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

Our application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

Our application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

We sometimes provide a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Company believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Company also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the company performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

We assess that application development service, PCS or specific service and service-type warranty service, if applicable, are distinct performance obligations in the application development service contracts. The Company provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as our performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. We use an input method based on cost incurred as the Company believes that this method most accurately reflects our progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. Our estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. We have adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Company controls the IT equipment before they are transferred to the customer. We have the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Company considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. We assesse the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

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

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing our software-as-a-service applications for a subscribed period. Our monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

We started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Company started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. Our services under regional cooperation agreements include marketing support to advertise as well as utilization of our trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. We charge a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all our cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Company provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Company are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for 0.3% of our revenue for the year ended December 31, 2024.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. We report revenues net of value added tax (“VAT”). Our subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services and products.

Practical Expedient and Exemptions

We do not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. We record unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents our right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2024 and 2023 the balance of deferred revenue amounted to approximately $1.9 million and $2.2 million, respectively.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024 and 2023. All of the tax returns of our subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Name	Age	Position
Stewart Lor	62	Chief Executive Officer, President, and Chairman of the Board
Yuxia Xu	52	Chief Financial Officer and Chief Operating Officer
Charles Tingru Ou	50	Chief Product Officer
Wei Jiang(1)(4)	53	Independent Director
Ruizhong Jiang(2)	62	Independent Director
Phillip Tao Qiu(3)	43	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Compensation Committee.

(4)	Audit Committee financial expert.

Stewart Lor is a co-founder of our Company and served as our co-chief executive officer (“CEO”) and co-Chairman of the Board from October 2019 to July 2022. After Mr. Ban Lor’s resignation from his position as the co-CEO and co-Chairman of the Board on July 29, 2022, Mr. Stewart Lor has been serving as our sole CEO and Chairman of the Board. Mr. Lor has been serving on our Board and as our chief financial officer (“CFO”) since August 2018, and as our President since October 2019. Mr. Lor ceased to act as the CFO of the Company on April 15, 2022. Previously, he served on our Board and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as president of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our co-founder.

Yuxia Xu is appointed as the CFO and Chief Operating Officer of the Company, with effect from May 1, 2022, and appointed as an executive director of the Company on October 28, 2022. Ms. Xu is a seasoned and proven professional in the fields of capital markets, accounting management, information technology and management consulting. She had served as a Senior Consultant to the Company since 2017 and had previously held various management and operations positions, including: chief operating officer at Fanz Corporation, an entertainment technology company; managing director at Cmark Capital, a financial services and investment firm; vice president at Ntechnology, a software provider and senior software engineer at Goldenspider, an accounting software company. Ms. Xu holds a Master of Science in Applied Mathematics from Dalian University of Technology.

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

Wei Jiang is an independent director of the Company. Ms. Jiang has over twenty years of experiences in the finance and accounting field. Previously, she served as a CFO at Cmark Capital, an investment management firm; senior accountant at Aluminum Corporation of China, an aluminum producer and distributor; and a financial manager at Hiking Group, a publicly listed company. Ms. Jiang holds a bachelor’s degree in Financial Management from China University of Petroleum and is a Certified Accountant.

Phillip Tao Qiu is an independent director of the Company and serves the Chairman of the Compensation Committee and a member of the Nominating Committee and the Audit Committee of the Board of the Company. As a seasoned professional, Mr. Qiu has an extensive background in finance, mergers and acquisitions and corporate branding. He has been pivotal in advising several global enterprises during their successful initial public offerings and has provided strategic insights to prominent investment funds. Mr. Qiu obtained his bachelor’s degree from Design Factory International’s College of Communication Art and New Media and his master’s degree from Brand University of Applied Sciences in Germany. He is currently pursuing a Ph.D. degree in Economics at Imperial College London in the United Kingdom.

Ruizhong Jiang is an independent director of the Company and as the Chairman of the Nominating Committee and a member of the Compensation Committee and the Audit Committee of the Board of the Company. As a highly respected expert in the field of oil and natural gas engineering, Dr. Jiang is a member of the International Society of Petroleum Engineers and China Petroleum Society. He has served as a lecturer, professor and doctoral tutor in China University of Petroleum and has received numerous acclaims and awards on his research and education in oil and natural gas engineering. Dr. Jiang holds a Ph.D. degree in Oil and Gas Development Engineering from Southwest Petroleum University and a master’s degree in Oil and Gas Development Engineering from China University of Petroleum.

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which the Eighth Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Eighth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$484,614 in cash and benefits to our directors and executive officers. The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, for the fiscal year ended December 31, 2024, 2023 and 2022 to each of the following named executive officers.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation (3)	Total Paid
Stewart Lor/CEO and Chairman of the Board(1)	2022	116,400	-	1,000,000	1,116,400
	2023	192,674	-	436,093	628,767
	2024	187,275	-	16,009	203,284

Yuxia Xu/CFO and Chief Operating Officer(2)	2022	-	-	600,000	600,000
	2023	84,735	-	14,130	98,865
	2024	68,791	-	8,894	77,685

Wei Jiang /Independent Director	2022	-	-	-	-
	2023	-	-	-	-
	2024	60,000	-	32,000	92,000

Ruizhong Jiang /Independent Director	2022	-	-	-	-
	2023	-	-	-	-
	2024	18,000	-	-	18,000

Tao Qiu /Independent Director	2022	-	-	-	-
	2023	-	-	320,000	320,000
	2024	34,465	-	1,801	36,266

Tingru Ou/ Chief Product Officer	2022	-	-	-	-
	2023	27,440	-	40,900	68,340
	2024	38,629	-	18,750	57,379

(1)	After Mr. Ban Lor’s resignation from his position as the co-CEO and co-Chairman of the Board on July 29, 2022, Mr. Stewart Lor has been serving as our sole CEO and Chairman of the Board.

(2)	Appointed as the CFO and Chief Operating Officer, with effect from May 1, 2022.

(3)	Amounts reported in this column refer to the cash bonus granted to CEO and CFO provided by the Company with respect to their contribution to date approved by Compensation Committee of the Company. Cash bonuses are paid in accordance with general compensation plan of the Company to reward and further incentive officers for achievement of the Company’s business strategy and development goals.

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

Each executive officer has agreed to hold, both during and after the termination or expiry or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to the applicable laws, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents. Copyrights and other legal rights for these inventions, designs and trade secrets.

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

Director Compensation

The directors may receive such remuneration as our Board may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his/her duties as a director. Employee directors are entitled to receive a monthly payment ranging from $1,500 to $5,000 for their services. Non-employee directors are entitled to receive stock option to purchase certain number of Ordinary Shares under the Company’s 2018 Stock Option Plan.

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

On February 23, 2020, the Board approved to register all the shares issuable under the Company’s 2018 Amended Option Plan in a registration statement on a Form S-8 (File No. 333-253408), representing 1,907 (post-reverse stock split adjusted to 317) Class A ordinary shares issuable under our Amended 2018 Stock Option Plan (the “First Amendment”). The Company has issued certain options to the employees, advisors, and consultants (collectively the “Participants”) of the Company under the Amended Plan to purchase in an aggregate amount of 1,907 (post-reverse stock split adjusted to 317) Class A ordinary shares the grants have been made under the plan as of the date hereof.

On June 16, 2022, the Board approved to the proposal to modify the Company’s Amended 2018 Stock Option Plan (the “Second Amendment”, and collectively with the 2018 Plan and the First Amendment, the “Amended 2018 Plan”) by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Shares Units to the employees, directors and consultants.

On July 8, 2022, the Board approved to register all the shares issuable under the Company’s Amended 2018 Stock Option Plan in a registration statement on a Form S-8 (File No. 333-266092), representing 4,161 (post-reverse stock split adjusted to 693) Class A ordinary shares issuable under our Amended 2018 Plan. The Company has granted certain Restricted Shares and Restricted Shares Units to the Participants of the Company under the Amended Plan to purchase in an aggregate amount of 2,500 (post-reverse stock split adjusted to 416) Class A ordinary shares and the grants have been made under such plan as of the date hereof.

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 12,973 (post-reverse stock split adjusted to 2,162) Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 83,211 (post-reverse stock split adjusted to 693) Class A ordinary shares registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 17,134 (post-reverse stock split adjusted to 2,855) Class A ordinary shares.

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

Stock Options. The Board or Committee shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that stock options qualify as “performance-based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

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

On May 26, 2021, the Board approved to issue certain options to its employees, advisors, and consultants of the Company under the Amended Plan to purchase in an aggregate amount of 1,584 (post-reverse stock split adjusted to 264) Class A ordinary shares to be governed by the terms and conditions set forth in a form of option agreement.

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

C. Board Practices

Composition of Board; Risk Oversight

Our Board presently consists of five (5) directors. Pursuant to our Eighth Amended and Restated Memorandum and Articles of Association, the number of our board shall not be less than two (2). At any one time, at least majority of the Board shall be independent directors. Our shareholders may elect new director either to fill in a vacancy or add additional member to the Board via ordinary resolutions and the directors may appoint any new director to fill a vacancy or as a member to the Board until the next annual meeting of the Company. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”) immediately prior to the consummation of Company’s IPO. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Eighth Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or becomes of unsound mind or dies. There is no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of the Board. Our Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.

Under the NASDAQ rules, we are required to maintain a Board comprised of at least 50% independent directors, and an audit committee of at least three members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Exchange Act. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. However, the NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e); (ii) the requirement that a majority of the board of directors must be independent as provided in Nasdaq Listing Rule 5615(b)(1); (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a); (iv) the requirement to obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c); and (v) the requirement of shareholder approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares as provided in Nasdaq Listing Rule 5635(d).

Under our Eighth Amended and Restated Memorandum and Articles of Association, we shall hold an annual general meeting in each year other than the year in which the Eighth Amended and Restated Memorandum and Articles of Association were adopted and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Board shall appoint.

Our Board plays a significant role in our risk oversight. The Board makes all relevant company decisions. As such, it is important for us to have our CEO serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the Board determined that each of Wei Jiang, Ruizhong Jiang and Phillip Tao Qiu are “independent” within the meaning of the NASDAQ rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under the applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Currently, our Audit Committee consists of three members, Wei Jiang, Phillip Tao Qiu and Ruizhong Jiang, with Wei Jiang serving as the Chairman of the Audit Committee. Our Board has affirmatively determined that each of the members of the Audit Committee satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act, as amended. In addition, our Board has determined that Wei Jiang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of three members, Wei Jiang, Ruizhong Jiang and Phillip Tao Qiu, with Phillip Tao Qiu serving as the Chairman of the Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

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

Our Nominating Committee consists of consists of three members, Phillip Tao Qiu, Ruizhong Jiang and Wei Jiang, with Ruizhong Jiang serving as the Chairman of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Eighth Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

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

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he/she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he/she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board may determine from time to time. For the services rendered by the independent director in any capacity the Company will a cash fee ranging from USD $1,500 to $5,000 per month. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or shareholder meetings or otherwise in connection with the discharge of his/her duties as a director. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

D. Employees

As of the date of this Annual Report, we had a total of 137 full-time employees, of which 62 are in research and development, 10 are in sales and marketing, 29 are in technical and customer services, and 36 are in general administration.

We have signed standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by the laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Applicable percentage ownership is based on 13,755,975 (post-reverse stock split adjusted to 2,292,652) Class A ordinary shares and 12,195 (post-reverse stock split adjusted to 2,032) Class B ordinary shares outstanding as of the date of this Annual Report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464.

	Beneficial Ownership
Name of Beneficial Owner	Class A Ordinary Shares	Class A Percentage	Class B Ordinary Shares	Class B Percentage	of Total Voting Power
Stewart Lor (1)	11	*	2,032	100%	2.60%
Ruizhong Jiang	*	*	*	*	*
Wei Jiang (2)	*	*	*	*	*
Yuxia Xu (3)	*	*	*	*	*
Charles Tingru Ou	*	*	*	*	*
Phillip Tao Qiu	*	*	*	*	*

All directors and executive officers as a group	11	*	2,032	100%	2.60%

HOGSTREAM INTERNATIONAL LTD.(1)	11	*	2,032	100%	2.60%

5% or greater beneficial owners as a group	11	*	2,032	100%	2.60%

*	Less than 1%.

(1)	Calculated based on post-reverse stock split basis, which includes (i) 334 Class B Ordinary Shares held by Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”). Mr. Lor maintains sole voting control over the shares held by Hogstream, the principal office address of which is at Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands; (ii) Argo Advisory entered into a share purchase agreement dated April 14, 2022 with Hogstream pursuant to which Argo Advisory agreed to transfer 347 Class B Ordinary Shares to Hogstream at a unit price calculated pursuant to the previous day’s closing price per share after a discount of 20%, for a total consideration of USD$2,536,000. Argo Advisory subsequently transferred the above-mentioned 347 Class B Ordinary Shares to Hogstream on April 20, 2022; (iii) On December 8, 2022, two shareholders entered into separate security purchase agreements with Hogstream, pursuant to which each of the two shareholders agreed to sell 321 Class B Ordinary Shares to Hogstream at a price of $2,515.38 per share for an aggregate total consideration of $1,614,876. Upon the closing of the transactions on December 16, 2022, the two shareholders transferred an aggregate 642 Class B Ordinary Shares to Hogstream; (iv) An aggregate of 719 Class B Ordinary Shares held by Hogstream, of which (iv.i) 17 Class B Ordinary Shares were acquired in the open market in December 2022; and (iv.ii) 484 Class B Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer; (iv.iii) 533 Class B Ordinary Shares were acquired pursuant to the security purchase agreement dated March 10, 2023, entered between Hogstream and an existing shareholder of the Issuer. Reference is made to the Company’s report on Amendment No.4 to the Schedule 13D jointly filed by Stewart Lor and Hogstream with the Securities and Exchange Commission on March 22, 2023 for more details on the transaction; and.(iv.iv) 314 Class B shares were sold in the open market from June 8, 2023 to September 7, 2023. The ordinary shares beneficially owned by Mr. Lor were re-designated as Class B ordinary shares according to the resolutions passed at the annual general meeting of the Company held on September 5, 2023.

(2)	Calculated based on post-reverse stock split basis, includes 227 Ordinary Shares underlying share options held by Wei Jiang that is exercisable within 60 days after the date of this Annual Report.

(3)	Calculated based on post-reverse stock split basis, includes 206 Ordinary Shares underlying share options held by Yuxia Xu that is exercisable within 60 days after the date of this Annual Report.

As of the date of this Annual Report, there were 72 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our Company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of our Company.

B. Related Party Transactions

The following is a description of transactions since the beginning of the Company’s preceding three financial years up to the date hereof, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Due from related party (1).

	As of December 31,
	2024	2023

Ban Lor	$13,700	$17,155
Stewart Lor	348,714	452,598
Yuxia Xu	60,700	207,236
Phillip Tao Qiu	470,931	600,000
Xiaoyan Liu	3,370	87,990
Subtotal	$897,415	$1,364,979

(1)	From time to time, the Company advances funds to senior management, mainly for oversea business purpose.

Due to related party (1).

	As of December 31,
	2024	2023

Shanghai Yue See cultural development Co., Ltd.	$-	$39,985
Zhongchuan Dadi (Beijing) Technology Co., Ltd.	218	223
Subtotal	$218	$40,208

(1)	The above balances represent unpaid loan and expenses to these related parties.

Related party transactions

		For the years ended
		2024	2023	2022

Guangzhou Jiatu Culture Media Co., Ltd. (1)	Service fees	$-	$-	$62,667
Stewart Lor	Interest income	$16,094	$50,663	$117,569
Yuxia Xu	Interest income	$-	$16,778	$22,802
Shanghai Stamp Technology Co., Ltd.	Interest income	$-	$-	$1,771
Shanghai Yue See cultural development Co., LTD	Service revenue	$-	$4,195	$-

Short term bank loan

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2024	December 31, 2023

Loans from Bank of Communication(1)	$2,465,990	$2,816,942
Loan from SPD Bank(2)	1,411,094	1,126,776
Short term bank loans	$3,877,084	$3,943,718

Notes:

(1)	Fixed interest rates ranging from 3.90% to 4.20%, maturity dates from January 16, 2024 to April 10, 2025 and guaranteed by the representative of Zhuhai Powerbridge, the Group’s CEO and CEO’s spouse and a third party. The Group pledged buildings with the aggregated carrying value of $2.1 million and $2.3 million as of December 31, 2024 and 2023 to secure the loans.

(2)	Fixed interest rates ranging from 3.5% to 4.1%, maturity on from June 28, 2024 to December 16, 2025 and guaranteed by the Group’s CEO. The Group pledged fixed asset with the aggregated carrying value of $1.6 million and $1.7 million as of December 31, 2024 and 2023 to secure the loan, the Group’s CEO pledged personal property to secure some of these loans.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2018 Stock Option Plan.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceedings or investigations which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our Board, subject to certain requirements as stipulated under Cayman Islands law. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details

The Registration Statement became effective on March 28, 2019. Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “XTKG.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “XTKG”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

Our Eighth Amended and Restated Memorandum and Articles of Association (the “Memorandum” and the “Articles”) were filed as Exhibit 99.1 of Form 6-K filed on January 8, 2025 and are hereby incorporated by reference into this Annual Report. The Articles are currently in effect, but it is still undergoing the final registration process with the Cayman Islands Registrar of Companies, and the registration per se will not affect the validity of the Articles. The following description of our Articles, as amended and restated from time to time, are summaries and do not purport to be complete. We were incorporated as an exempted company with limited liability under the Companies Act (2018 Revision) of the Cayman Islands, now the Companies Act (Revised) (“Cayman Companies Act”), on July 27, 2018. A Cayman Islands exempted company:

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

As of the date of this Annual Report, the authorized share capital of the Company is US$5,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$0.00003 each; and (ii) 20,000,000 Class B ordinary shares of a par value of US$0.00003 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our Company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares provided that if such operates to vary the rights of holders of ordinary shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Ordinary Shares

General. The unissued shares of the Company shall be at the disposal of the Board, under its absolute discretion, at such times and for such consideration and upon such terms and conditions and for any reason, without limitation, but so that no shares shall be issued at a discount to par value. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Articles. The Board may issue options, warrants, convertible securities or other similar nature securities.

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

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board. Our Eighth Amended and Restated Memorandum and Articles of Association provide that our Board may declare and pay dividends out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed, or out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

Voting Rights. In respect of all matters subject to a shareholder’s vote, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is presented by a duly authorized representative), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one (1) vote for each Class A ordinary share and thirty (30) votes for each Class B ordinary share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board or upon a requisition of shareholders holding at the date of deposit of the requisition not less one-tenth of such of the paid-up share capital of our Company that carries the right to vote at a general meeting, forthwith proceed to convene an extraordinary general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as making changes to our Eighth Amended and Restated Memorandum and Articles of Association.

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

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Eighth Amended and Restated Memorandum and Articles of Association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Articles authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares. Our Articles also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series to be issued;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the liquidation preferences.

Our Board may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Eighth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Eighth Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our Eighth Amended and Restated Memorandum and Articles of Association provides that anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may be done without a meeting by written resolution in accordance with such Articles. A written resolution is passed when it is signed by (or in the case of a shareholder that is a corporation, on behalf of) all the shareholders, or all the shareholders of the relevant class thereof, entitled to vote thereon, or in the case of an ordinary resolution, the requisite majority, and may be signed in as many counterparts as may be necessary.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our Eighth Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 10% of the share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, a shareholder may give notice to the Company of business proposed to be brought before an annual general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Eighth Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Eighth Amended and Restated Memorandum and Articles of Association, directors may be removed by way of a special resolution of our shareholders at any time before the expiration of his or her period of office.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Eighth Amended and Restated Memorandum and Articles of Association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Eighth Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Eighth Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Eighth Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Eighth Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this Annual Report on Form 20-F.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares. For details relating to the PRC law, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such a 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC.

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

Tax Consequences to U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (or “PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Ordinary Shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. With respect to corporate U.S. Holders, dividends on our shares will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

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

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request of information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Ordinary Shares under their particular circumstances.

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

F. Dividends and Paying Agents

On March 5, 2024, the Board of Directors approved a special stock dividend to pay in a total of 778,738 (post-reverse stock split adjusted to 129,789) Class A ordinary shares to the holders of record of all the issued and outstanding shares of the Company as of the close of business on April 26, 2024 (the “Record Date”). This dividend was distributed on May 27, 2024, for every 100 shares held on the Record Date, the shareholders will receive an additional 6 common shares.

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

Documents concerning us that are referred to in this document may be inspected at Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under the cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. While interest-earning instruments carry a degree of interest rate risk, to date, we have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by the law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 8.2% in fiscal year 2022, further depreciated by 2.9% in fiscal year 2023 and depreciated by 2.8% in fiscal year 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount that the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 increased 2.0%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our CEO and our CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

In connection with the audit of our financial statements for the years ended December 31, 2024, 2023 and 2022, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to providing trainings to staff, changing to a new and well-established accounting system, and continue to monitor the internal control over financial reporting. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information — D. Risk Factors — If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process for the year ended December 31, 2025. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report on Internal Control over Financial Reporting of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

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

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Wei Jiang, the Chairman of the Audit Committee of our Board, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Wei Jiang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. A copy of this code of business conduct and ethics is available on our website: www.x3holdings.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Onestop Assurance PAC for the periods indicated:

	December 31, 2024	December 31, 2023
Audit Fees
- Onestop Assurance PAC	$201,000	$201,600
Total Fees	$201,000	$201,600

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including (i) the independence requirements for compensation committee and nomination committee as provided in Nasdaq Listing Rule 5605(d) and (e); (ii) the requirement that a majority of the Board must be independent as provided in Nasdaq Listing Rule 5615(b)(1); (iii) the requirement to hold annual general meeting as provided in Nasdaq Listing Rule 5620(a); (iv) the requirement to obtain shareholders’ approval prior to a plan or other equity compensation arrangement is established or materially amended as provided in Nasdaq Listing Rule 5635(c); and (v) the requirement of shareholder approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares as provided in Nasdaq Listing Rule 5635(d). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards”.

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our ordinary shares by officers, directors, employees, and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is included as Exhibit 11.2 to this Annual Report of the Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information.

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

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and undertakes overall risk management, including oversight of cybersecurity and other information technology risks.

Our Board receives quarterly reports from management on our cybersecurity risks. In addition, management updates our Board, as necessary, regarding any significant cybersecurity incidents. Our Board also receives briefings from management on our cyber risk management program.

Our management has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management and the security team, including our CFO and network administrator, is responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes risk assessment and analysis, security controls implementation, security awareness and trainings, security governance and policies, security incident analysis, threat intelligence and monitoring, business continuity and disaster recovery.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in our IT Systems environment.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of X3 Holdings Co., Ltd., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title

1.1	Eighth Amended and Restated Memorandum and Articles of Association(5)

2.1	Specimen Ordinary Share Certificate(16)

2.2	Form of Underwriter Warrant(4)

4.1	2018 Stock Option Plan(14)

4.2	2018 Amended Stock Option Plan(15)

4.3	Form of Employment Agreement(2)

4.4	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Management Committee dated as of July 21, 2017(2)

4.5	Unofficial English Translation of Contract for the Public Tender Procurement Project for the Information Platform of Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone between Zhuhai Powerbridge Technology Co., Ltd and Comprehensive Bonded Logistics Industry Construction Management Office of Wuhan Airport Economic Development Zone dated as of December 13, 2016(2)

4.6	Unofficial English Translation of Government Procurement Contract between Zhuhai Powerbridge Technology Co., Ltd and Chenzhou High-tech Investment Holding Co., Ltd dated as of September 22, 2017(2)

4.7	Unofficial English Translation of Wuhan New Port Airport Comprehensive Bonded Zone (Yangluogang Park) Information Software and Integration Contract between Zhuhai Powerbridge Technology Co., Ltd and Wuhan New Port Yangluo Bonded Park Development Management Co., Ltd dated as of November 23, 2016(2)

4.8	Unofficial English Translation of Technical Development (Commission) Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangxi Nanning Dangdai Fengyun Investment Management Co., Ltd dated as of July 27, 2016(2)

4.9	Unofficial English Translation of Government Procurement Contract among Department of Commerce of Guangxi Zhuang Autonomous Region, Zhuhai Powerbridge Technology Co., Ltd, and Beijing Xinchengtong Digital Technology Co., Ltd dated as of November 15, 2016(2)

4.10	Unofficial English Translation of Government Procurement Contract between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of November 28, 2016(2)

4.11	Unofficial English Translation of Government Procurement Contract of Guangxi Zhuang Autonomous Region between Department of Commerce of Guangxi Zhuang Autonomous Region and Zhuhai Powerbridge Technology Co., Ltd dated as of September 25, 2015(2)

4.12	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application (Wuhan) Co., Ltd dated as of August 16, 2017(2)

4.13	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Cyberspace Great Wall Internet System Application Co., Ltd dated as of December 18, 2016(2)

4.14	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Guangdong Aotong Technology Co., Ltd dated as of May 7, 2015(2)

4.15	Unofficial English Translation of Purchasing Contract between Zhuhai Powerbridge Technology Co., Ltd and Hunan Jintong Technology Co., Ltd dated as of June 11, 2014(2)

4.16	Unofficial English Translation of Technology Development Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Project Department of Guiyang Gaimao Railway Port Construction (Phase I project) of No.3 Engineering Company of China Railway No.8 Engineering Group Co., Ltd. dated as of September 1, 2019(6)

4.17	Unofficial English Translation of Sales Agreement between Zhuhai Powerbridge Technologies Co., Ltd. and Wuhan Borui Int Technology Co., LTD. dated as of June 28, 2019(6)

4.18	Form of Securities Purchase Agreement(7)

4.19	Form of Securities Purchase Agreement(8)

4.20	Form of Unsecured Convertible Promissory Note(8)

4.21	Sales Agreement, dated February 23, 2021, by and between Powerbridge Technologies Co., Ltd. and A.G.P./Alliance Global Partners(11)

4.22	Unofficial English Translation of Equity Transfer Agreement, dated January 6, 2022, by and between Powerbridge Technologies Co., Ltd. and the shareholder of SmartConn., Limited

4.23	Unofficial English Translation of Equity Transfer Agreement, dated January 5, 2023, by and between Powerbridge Technologies Co., Ltd. and a shareholder of SmartConn., Limited

4.24	Unofficial English Translation of Equity Transfer Agreement, dated June 24, 2022, by and between Powerbridge Technologies Co., Ltd. and Boxinrui International Holdings Limited

4.25	Securities Purchase Agreement, dated September 1, 2022, by and between Powerbridge Technologies Co., Ltd. and Streeterville Capital, LLC(18)

4.26	Convertible Promissory Note issued by Powerbridge Technologies Co., Ltd to Streeterville Capital, LLC on September 1, 2022(17)

4.27	Ordinary Share Purchase Agreement, dated September 1, 2022, by and between Powerbridge Technologies Co., Ltd. and White Lion Capital LLC(19)

4.28	Standby Equity Purchase Agreement, dated September 9, 2022, by and between Powerbridge Technologies Co., Ltd. and YA II PN, Ltd.(20)

4.29	Standby Equity Purchase Agreement, dated May 16, 2024, by and between X3 Holdings Co., Ltd. and YA II PN, Ltd.(21)

4.30	Form of Convertible Promissory Note issued by X3 Holdings Co., Ltd. to YA II PN, Ltd., pursuant to the Standby Equity Purchase Agreement dated May 16, 2024(22)

4.31	Omnibus Amendment, dated December 5, 2024, by and between X3 Holdings Co., Ltd. and YA II PN, Ltd.(23)

4.32	Securities Purchase Agreement by and between Powerbridge Technologies Co., Ltd. and Uptown Capital, LLC dated as of January 8, 2021(12)

4.33	Convertible Promissory Note dated January 8, 2021(12)

4.34	Securities Purchase Agreement dated April 9, 2021 by and between the Company and the Investor(13)

4.35	Form of Convertible Note(13)

4.36	Form of Warrant(13)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Conduct and Ethics(2)

11.2*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Onestop Assurance PAC

97.1	Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-38851) filed on April 30, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 21, 2019

(2)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on January 4, 2019

(3)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on February 19, 2019.

(4)	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-229128) filed with the Securities and Exchange Commission on March 12, 2019.

(5)	Previously filed; incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on October 27, 2023, October 3, 2024 and January 8, 2025.

(6)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 20-F filed with the Securities and Exchange Commission on June 24, 2020.

(7)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on August 28, 2020.

(8)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on September 8, 2020.

(9)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on October 6, 2020.

(10)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on November 25, 2020.

(11)	Previously filed; incorporated by reference to Exhibit 1.01 of the Company’s Registration Statement on Form F-3 filed with the SEC on February 23, 2021.

(12)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on February 23, 2021.

(13)	Previously filed; incorporated by reference to the identically named exhibit filed with the Form 6-K filed with the Securities and Exchange Commission on April 9, 2021.

(14)	Previously filed, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-229128) filed with the Commission on March 21, 2019.

(15)	Previously filed, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on July 2, 2020.

(16)	Previously filed, incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No.333-269513) filed with the Commission on February 1, 2023.

(17)	Previously filed, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the Commission on September 2, 2022.

(18)	Previously filed, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 2, 2022.

(19)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 9, 2022.

(20)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on September 13, 2022.

(21)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on May 30, 2024.

(22)	Previously filed, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the Commission on May 30, 2024.

(23)	Previously filed, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Commission on December 13, 2024.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

X3 Holdings Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 25, 2025

X3 HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of X3 HOLDINGS CO., LTD. (formerly known as Powerbridge Technologies Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of X3 HOLDINGS CO., LTD. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations of appropriately $84 million and has negative operating cash flow of appropriately $1.0 million. These conditions indicate that a material uncertainty exists that raise substantial doubt on its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ OneStop Assurance PAC

OneStop Assurance PAC

Singapore

April 25, 2025

PCAOB Id#: 6732

We have served as the Company’s auditor since 2021

X3 HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalent	$4,193,839	$2,991,563
Restricted cash	70,721	1,723,937
Accounts receivable, net	17,281,112	21,487,053
Notes receivable	-	28,169
Due from related parties, net	897,415	1,364,979
Loan receivable, net	1,351,915	1,037,304
Prepayments, deposits and other current assets, net	1,702,483	2,434,714
Total Current Assets	25,497,485	31,067,719

Property and equipment, net	5,980,692	5,902,949
Intangible assets, net	11,072,858	35,032,450
Prepayments, deposits and other assets	37,689,697	76,274,752
Long term investments	-	11,272,965
Goodwill	4,838,820	15,031,608
Right-of-use assets-operating lease	338,017	357,007
Deferred tax assets	977,450	1,019,173
Total Assets	$86,395,019	$175,958,623

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term bank loans	$3,877,084	$3,943,718
Operating lease liabilities -current	215,253	260,728
Accounts payable	18,073,964	18,567,993
Convertible notes	6,574,380	5,020,633
Deferred revenue	1,855,313	2,175,896
Loan from third parties	578,573	552,108
Due to related party	218	40,208
Taxes payable	244,770	180,442
Accrued expenses and other current liabilities	3,038,236	1,086,194
Total Current Liabilities	34,457,791	31,827,920

Operating lease liabilities -non-current	146,932	109,956
Deferred tax liabilities	1,882,829	-
Total Liabilities	36,487,552	31,937,876

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A Common shares, $0.00003 par value, 4,980,000,000 shares authorized; 2,292,652 and 2,162,186 issued and outstanding as of December 31, 2024 and 2023, respectively*	68	64
Class B Common shares, $0.00003 par value, 20,000,000 shares authorized; 2,032 issued and outstanding as of December 31, 2024 and 2023*	-	-
Additional paid-in capital	363,712,513	347,080,357
Subscription receivable	(55,906,186)	(40,500,000)
Accumulated deficit	(255,789,851)	(168,679,873)
Accumulated other comprehensive loss	(6,072,241)	(5,062,516)
Total X3 Holdings Co., Ltd.’s Shareholders’ Equity	45,944,303	132,838,032
Non-controlling interest	3,963,164	11,182,715
Total Equity	49,907,467	144,020,747
Total Liabilities and Equity	$86,395,019	$175,958,623

*	Retroactively restated for one-for-six reverse split with effective date of February 10, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2024	2023	2022
REVENUES:
Application development services	$5,348,816	$9,780,115	$3,847,199
Consulting and technical support services	3,563,248	3,609,158	2,538,500
Subscription services	606,313	695,010	758,526
Trading revenue	2,055,815	2,549,808	3,338,584
Others revenue	37,250	190,732	-
Total revenues	11,611,442	16,824,823	10,482,809

COST OF REVENUES
Cost of application development services	3,421,696	9,236,901	2,443,460
Cost of consulting and technical support services	1,420,126	1,404,193	983,700
Cost of subscription services	49,642	102,573	104,499
Cost of trading revenue	2,044,973	2,504,352	3,183,729
Cost of others revenue	53,770	156,608	-
Total cost of revenues	6,990,207	13,404,627	6,715,388

GROSS PROFIT	4,621,235	3,420,196	3,767,421

OPERATING EXPENSES
Selling and marketing	1,103,266	1,480,732	1,956,811
General and administrative	7,179,289	12,130,707	7,732,287
Provision for credit losses	5,358,510	539,284	4,733,183
Research and development	4,062,297	4,814,463	3,459,987
Share based compensation	5,834,999	6,058,117	5,983,907
Impairment charges	64,485,916	31,958,931	-
Total operating expenses	88,024,277	56,982,234	23,866,175

OPERATING LOSS	(83,403,042)	(53,562,038)	(20,098,754)

OTHER INCOME (EXPENSE)
Loss from disposition of a subsidiary	-	-	(1,009)
Gain from equity investment	-	70,947	-
Loss on debt extinguishment	(473,653)	-	-
Change in fair value of convertible notes	1,048,271	(21,166)	(2,448,936)
Gain from fair value change in equity investments	-	2,402,943	-
Fair value loss on financial instruments	-	(71,006,115)	-
Other (expense) income	(1,127,491)	(169,107)	608
Total other expenses	(552,873)	(68,722,498)	(2,449,337)

LOSS BEFORE INCOME TAXES	(83,955,915)	(122,284,536)	(22,548,091)

INCOME TAX BENEFIT	(122,754)	(57,341)	(999,391)

NET LOSS	(83,833,161)	(122,227,195)	(21,548,700)

Less: loss attributable to non-controlling interests	(7,595,933)	(12,628,754)	(43,102)
NET LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD.	(76,237,228)	(109,598,441)	(21,505,598)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(846,028)	(1,715,719)	(6,012,211)
COMPREHENSIVE LOSS	(84,679,189)	(123,942,914)	(27,560,911)
Less: comprehensive loss attributable to non-controlling interest	(7,432,236)	(12,615,498)	(22,888)
COMPREHENSIVE LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD.	$(77,246,953)	$(111,327,416)	$(27,538,023)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	2,242,865	256,193	3,787
LOSS PER SHARE
Basic and diluted	$(33.99)	$(427.80)	$(5,678.80)

*	Retroactively restated for one-for-six reverse split with effective date of February 10, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares *				Additional Paid-in	Subscription	Accumulated	Non- controlling	Accumulated Other Comprehensive	Total
	Class A	Amount	Class B	Amount	Capital	Receivable	Deficit	Interest	Loss	Equity
Balance at December 31, 2021	1,966	$-	-	$-	$118,032,588	$-	$(37,575,834)	$(257,296)	$2,698,884	$82,898,342
Issuance shares at the market offering	2	-	-	-	56,449	-	-	-	-	56,449
Conversion of convertible notes	690	-	-	-	3,795,924	-	-	-	-	3,795,924
Issuance of shares for services	418	-	-	-	2,647,455	-	-	-	-	2,647,455
Options granted		-	-	-	3,336,452	-	-	-	-	3,336,452
Issuance of reserve shares	83	-	-	-	-	-	-	-	-	-
Issuance of shares for private placement	1,392	-	-	-	7,030,519	-	-	-	-	7,030,519
Issuance shares for investments	5,333	-	-	-	30,329,235	-	-	-	-	30,329,235
Disposition of a subsidiary	-	-	-	-	-	-	-	16,677	-	16,677
Net loss for the year	-	-	-	-	-	-	(21,505,598)	(43,102)	-	(21,548,700)
Foreign currency translation adjustment	-	-	-	-	-	-	-	20,214	(6,032,425)	(6,012,211)
Balance, December 31, 2022	9,884	$-	-	$-	$165,228,622	$-	$(59,081,432)	$(263,507)	$(3,333,541)	$102,550,142
Conversion of convertible notes	932	-	-	-	3,128,453	-	-	-	-	3,128,453
Issuance shares for acquisitions	13,587	-	-	-	36,718,737	-	-	-	-	36,718,737
Issuance shares as prepayment for potential acquisition	5,818	-	-	-	15,906,186	-	-	-	-	15,906,186
Issuance of shares for private placement	1,100,369	33	-	-	49,037,686	(40,500,000)	-	-	-	8,537,719
Issuance of shares for services	12,552	-	-	-	6,058,117	-	-	-	-	6,058,117
Split shares	(7)	-			(3,527)	-	-	-	-	(3,527)
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	115,050	-	115,050
Net loss for the year	-	-	-	-	-	-	(109,598,441)	(12,628,754)	-	(122,227,195)
Non-controlling interests recognized from step acquisitions	-	-	-	-	-	-	-	23,946,670	-	23,946,670
Put options compensations	1,021,083	31	-	-	71,006,083	-	-	-	-	71,006,114
Transfer Class A to Class B	(2,032)	-	2,032	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	13,256	(1,728,975)	(1,715,719)
Balance, December 31, 2023	2,162,186	$64	2,032	$-	$347,080,357	$(40,500,000)	$(168,679,873)	$11,182,715	$(5,062,516)	$144,020,747
Issuance of shares for private placement	970	-	-	-	101,639	500,000	-	-	-	601,639
Stock dividend	129,789	4	-	-	10,872,746	-	(10,872,750)	-	-	-
Issuance of shares for services	-	-	-	-	5,834,999	-	-	-	-	5,834,999
Split shares	(293)	-	-	-	(3,435)	-	-	-	-	(3,435)
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	38,892	-	38,892
Deregister subsidiaries	-	-	-	-	(173,793)	-	-	173,793	-	-
Net loss for the year	-	-	-	-	-	-	(76,237,228)	(7,595,933)	-	(83,833,161)
Shares receivable from potential acquisition	-	-	-	-	-	(15,906,186)	-	-	-	(15,906,186)
Foreign currency translation adjustment	-	-	-	-	-	-	-	163,697	(1,009,725)	(846,028)
Balance, December 31, 2024	2,292,652	$68	2,032	$-	$363,712,513	$(55,906,186)	$(255,789,851)	$3,963,164	$(6,072,241)	$49,907,467

*	Retroactively restated for one-for-six reverse split with effective date of February 10, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(83,833,161)	$(122,227,195)	$(21,548,700)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation and amortization	6,113,904	5,458,596	2,163,197
Provision for credit losses	5,358,510	539,284	4,733,183
Share based compensation	5,834,999	6,058,117	5,983,907
Loss from disposal of property and equipment	978	188	104,091
Deferred tax benefit	(122,343)	(66,695)	(435,741)
Gain from fair value change in equity investments	-	(2,402,943)	-
Fair value loss on financial instruments	-	71,006,115	-
Gain from long term investment	-	(70,947)	-
Settlement loss on disposition of assets	318,129	-	-
Impairment charges	64,485,916	31,958,931	-
Loss on debt extinguishment	473,653	-	-
Change in fair value of convertible notes	(1,048,271)	21,166	2,448,936
Accrued interest of convertible notes	646,206	297,954	195,139
Loss from disposition of a subsidiary	-	-	1,009
Amortization of right-of-use assets-operating lease	332,131	172,435	45,381
Changes in assets and liabilities:
Notes receivable	27,794	(15,535)	(13,375)
Accounts receivable	231,204	(6,409,095)	2,980,772
Prepayments, deposits and other assets	367,168	(1,513,880)	581,031
Accounts payable	(1,587,053)	6,076,903	(6,150,415)
Accounts payable-related party	-	-	(695,373)
Accrued expenses and other current liabilities	2,305,539	(783,861)	999,500
Taxes payable	69,816	58,266	(578,597)
Deferred revenue	(646,242)	830,574	(406,833)
Operating lease liabilities	(321,317)	(141,183)	(63,837)
NET CASH USED IN OPERATING ACTIVITIES	(992,440)	(11,152,805)	(9,656,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Loans to) repayment from third parties	(309,161)	(1,320,203)	4,039,454
Purchases of property and equipment	(723,977)	(679,146)	(2,625,731)
Purchases of intangible assets	(903,804)	(1,240,041)	(1,247,824)
Proceeds from disposal of property and equipment	-	59	45,670
Payment for long-term investment	-	-	(445,831)
Payments to related parties	-	(600,000)	(580,958)
Proceeds from related parties	378,713	1,350,425	-
Net cash arising from business combination	47,366	58,048	-
NET CASH USED IN INVESTING ACTIVITIES	(1,510,863)	(2,430,858)	(815,220)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term bank loans	4,210,848	3,954,300	3,715,262
Repayments of short term bank loans	(4,169,157)	(2,542,050)	(5,201,367)
Proceeds from private placement and market offering	601,639	8,537,719	7,027,254
Split shares	(3,435)	(3,527)	-
Proceeds from (payment for) issuance of convertible notes	1,482,159	(1,250,000)	7,979,983
Proceeds from (payments to) related parties	28,591	40,484	(90,910)
Loan from (repayment to) third party	26,465	552,108	(445,831)
NET CASH PROVIDE BY FINANCING ACTIVITIES	2,177,110	9,289,034	12,984,391

EFFECT OF EXCHANGE RATE CHANGES	(124,747)	(370,193)	(188,372)

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENT AND RESTRICTED CASH	(450,940)	(4,664,822)	2,324,074

CASH, CASH EQUIVALENT AND RESTRICTED CASH - beginning of year	4,715,500	9,380,322	7,056,248

CASH, CASH EQUIVALENT AND RESTRICTED CASH - end of year	$4,264,560	$4,715,500	$9,380,322

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$286,608	$144,080	$203,380
Income taxes	$172	$14,138	$718

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$320,127	$324,304	$262,255
Conversion of convertible notes	$-	$3,128,453	$3,795,924
Issuance shares for third party receivable	$-	$-	$59,714
Issuance shares as prepayment for potential acquisition	$-	$15,906,186	$-
Issuance shares for acquisitions	$-	$36,718,737	$-
Non-controlling interests recognized from step acquisitions	$-	$23,946,670	$-
Due to related party transferred to non-controlling interests	$38,892	$115,050	$-
Prepayments, deposits and other assets transferred from loan receivable	$-	$59,651,975	$-
Prepayments, deposits and other assets as consideration for acquisition	$13,854,016	$-	$-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$4,193,839	$2,991,563	$9,380,322
Restricted cash	70,721	1,723,937	-
Total cash and restricted cash	$4,264,560	$4,715,500	$9,380,322

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

X3 Holdings Co., Ltd. (“X3” or the “Company”), formerly known as Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries (collectively the “Group”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Stewart Lor, the Company’s Chairman of the Board and Chief Executive Officer (“CEO”) is the ultimate Controlling Shareholders of the Company.

Effective January 30, 2024, the Company has undergone a transformation, changing its corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. The Nasdaq stock symbol has also transitioned from PBTS to XTKG. This change reflects the Group’s evolving global expansion strategy and its commitment to broader technological and business horizons.

As of December 31, 2024, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”)	100% by X3	July 27, 2018	Hong Kong, PRC	Investment holding
Hong Kong Hongyi Holdings Limited(“Hongyi”)	100% by X3	April 24, 2023	Hong Kong, PRC	Investment holding
Powercrypto Holding Pte. Ltd. (“Powercrypto”)	100% by X3	October 1, 2021	Singapore	Management consultancy services
Powercrypto Inc	100% by X3	April 5, 2022	USA	Management consultancy services
X3 HOLDINGS PTE. LTD. (“X3 HOLDINGS”)	100% by X3	November 8, 2023	Singapore	Investment holding
Powerbridge High Technologies Holding Co., Ltd	100% by X3	January 11, 2023	Macau	Investment holding
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	Software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	Software application and technology services
Powerbridge Digital Trade (HK) Co., Limited	51% by Powerbridge HK	June 26, 2023	Hong Kong, PRC	Investment holding
SmartConn Co.Limited(“SmartConn”)	50.99% by Powerbridge HK	December 14, 2020	Hong Kong, PRC	Investment holding
Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”)	100% by Boxinrui	November 30, 2021	Hong Kong, PRC	Investment holding
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	Software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	Software application and technology services
Shanghai Stamp Technolog Co., Ltd.	100% by SmartConn	December 9, 2018	the PRC	Software application and technology services
Ascendent Insight Education Co., Ltd. (“Ascendent”)	90% by Anxin Jieda	January 7, 2020	the PRC	Software application and technology services
Xingtai Ningyao Technology Co., Ltd.	100% by Ascendent	December 17, 2022	the PRC	Software application and technology services
Shenzhen Hongchuangxin Technology Co., Ltd.	100% by Hongyi	October 31, 2022	the PRC	Trading

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

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

Liquidity

As of December 31, 2024, the Group had working capital of negative $9.0 million, For the year ended December 31, 2024, the Group incurred a net loss of approximately $83.8 million and had negative operating cash flow of approximately $1.0 million. The Group has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Group monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2024, the Group had cash and cash equivalent of approximately $4.2 million.

On November 24, 2023, the Group entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Group’s Class A ordinary shares at a share price of $6.0 (post-reverse stock split adjusted to $36.0) per share. The Group issued 6,523,157 (post-reverse stock split adjusted to 1,087,192) Class A ordinary shares on November 24, 2023. In March 2025, the Company entered into a supplemental agreement with these twelve investors to change the aggregate purchase amount to $3,972,600 at a price of $0.609 (post-reverse stock split adjusted to $3.65) per share. As of this annual report filing date, the Company has collected approximately $3.2 million.

On May 16, 2024, the Group entered into a standby equity purchase agreement with YA II PN, LTD. (“YA”), pursuant to which YA purchases convertible promissory notes (the “2024 YA Notes”) in the principal amount of $8,000,000 which shall be convertible into the Company’s ordinary shares, for gross proceeds of approximately $7,425,000. The 2024 YA Notes will be conducted in four closings. The first closing consists of offer and sale of a note in the principal amount of $4,756,986. The first closing occurred on May 16, 2024. The second closing consists of offer and sale of a note in the principal amount of $1,500,000. The second closing occurred on June 17, 2024.

The Group believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Group may need additional cash resources in the future if the Group experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Group wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Group’s amounts of cash on hand, the Group may seek to issue debt or equity securities or obtain a credit facility.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s consolidated financial statements include but not limited to the useful lives of property and equipment and intangible assets, impairment of long-lived assets, impairment of goodwill, valuation of accounts receivables, valuation of convertible notes, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Foreign currency translation

The functional currencies of the Group are the local currency of the country in which the subsidiaries operate. The Group’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive loss.

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

Unless otherwise disclosed, the fair value of the Group’s financial instruments including cash, notes and accounts receivable, due from related parties, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables and due to related party approximates their recorded values due to their short-term maturities. The fair value of the deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

As of December 31, 2024
Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible notes - Streeterville Note	$-	$-	$-	$-
Total	$-	$-	$-	$-

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible notes - Streeterville Note	$-	$-	$5,020,633	$5,020,633
Total	$-	$-	$5,020,633	$5,020,633

Streeterville Note

The Group elected the fair value option to account for Streeterville Note (Refer to Note 13 for additional information). The Group engaged an independent valuation firm to perform the valuation. The fair value of the Streeterville Note was calculated using the binomial tree model. The Streeterville Note was classified as level 3 instruments as the valuation was determined based on unobservable inputs which was supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the Streeterville Note included time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The following is a reconciliation of the beginning and ending balances for Streeterville Note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023

Opening balance	$5,020,633	$9,079,966
Loss on change in fair value of convertible notes	(1,048,271)	21,166
Accrued interest	87,621	297,954
Cash repaid	(4,059,983)	(1,250,000)
Conversion of convertible notes	-	(3,128,453)
Total	$-	$5,020,633

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2024 and 2023, cash balances were $4,193,839 and $2,991,563, respectively.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing and lawsuit. As of December 31, 2024 and 2023, restricted cash consists of cash equivalents of $70,721 and $1,723,937, respectively

Accounts receivable, net

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Group’s consolidated financial statements. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

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

Intangible assets, net

The Group’s intangible assets mainly include capitalized development costs, purchased software and acquired software from business acquisitions. The Group follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Group expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Useful Life
Capitalized development costs	5 years
Purchased software	5 years
Software from business combinations	10 years

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the year ended December 31, 2024, due to slow development of Smartconn and Boxinrui, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn and Boxinrui was less than carrying value. Therefore, the Group impaired the intangible assets acquired from the acquisition of Smartconn and Boxinrui of $12,705,933 and $14,083,736 for the year ended December 31, 2024. For the year ended December 31, 2023, due to slow development of Smartconn, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, the Group impaired the intangible assets acquired from the acquisition of Smartconn of $2,272,829 for the year ended December 31, 2023. For the years ended December 31, 2022, there was no impairment was recognized for the long-lived assets.

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On January 1, 2022, the Group adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Group started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Group elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

 Equity investments accounted for using the equity method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

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

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Group evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment.

In the course of evaluating the potential impairment of goodwill, the Group may perform either a qualitative or a quantitative assessment. The Group’s qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Group assesses qualitative factors to determine whether the existence of events or circumstances leads the Group to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events and circumstances, the Group determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if the Group concludes otherwise, then the Group performs a quantitative impairment analysis.

If the Group either chooses not to perform a qualitative assessment, or the Group chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Group performs a quantitative evaluation. In the case of a quantitative assessment, the Group estimates the fair value of the reporting unit with which the goodwill that is subject to the quantitative analysis is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the excess is recorded as a goodwill impairment, which is limited to the total amount of goodwill allocated to that reporting unit.

For the year ended December 31, 2024, the Group performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Hongchuangxin was less than carrying value. The Group impaired the goodwill acquired from the acquisition of Boxinrui and Hongchuangxin of $15,031,608 and $2,911,926 for the year ended December 31, 2024.

For the year ended December 31, 2023, the Group performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Smartconn was less than carrying value. The Group impaired the goodwill acquired from the acquisition of Boxinrui and Smartconn of $8,580,543 and $21,105,559 for the year ended December 31, 2023.

For the years ended December 31, 2022, there was no impairment was recognized for the goodwill.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Group adopted ASC Topic 606. Revenues for the years ended December 31, 2024, 2023 and 2022 were presented under ASC 606. There is no adjustment to the opening balance of retained earnings at January 1, 2019 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group derives its revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue and (5) others revenue. All of the Group’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Group’s application development service contracts are primarily on a fixed-price basis, which require the Group to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Group is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

The Group’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Group has enforceable right on payments for the work performed.

The Group sometimes provides a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Group believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Group also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the Group performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The Group assesses that application development service, PCS or specific service and service-type warranty, if applicable, are distinct performance obligations in the application development service contracts. The Group provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Group’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Group uses an input method based on cost incurred as the Group believes that this method most accurately reflects the Group’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Group to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Group’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Group has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Group recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Group entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Group sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Group controls the IT equipment before they are transferred to the customer. The Group has the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. The Group assesses the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Group to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Group’s software-as-a-service applications for a subscribed period. The Group’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

The Group started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Group started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Group’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Group’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Group charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Group’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Group provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Group are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for 0.3% of the Group’s revenue for the year ended December 31, 2024.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Group reports revenues net of value added tax (“VAT”). The Group’s subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services or products.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Practical Expedient and Exemptions

The Group does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Group records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Group’s right to consideration in exchange for the service that the Group has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Group has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2024 and 2023 the balance of deferred revenue amounted to $1,855,313 and $2,175,896, respectively.

 Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Group receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Group records government subsidies as other income when there is no further performance obligation.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2024, 2023 and 2022, the advertising expense amounted to $1,725, $44,120 and $25,373, respectively.

Operating leases

The Group adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Group has lease contracts for factory and office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. All of the tax returns of the Group’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Group’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

Loss per share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive. For the years ended December 31, 2024, 2023 and 2022, since the company had a loss, basic and dilutive loss per share is the same.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Share-Based compensation

The Group accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation, and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, for employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Group’s Ordinary share.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Group not using the U.S. dollar as its functional currencies.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Group’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

 Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2024 and 2023, the aggregate amount of cash, cash equivalents and restricted cash of $4,209,535 and $4,056,150, respectively, were held at major financial institutions in PRC mainland, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy for allowance for credit losses on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Foreign currency risk

A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Group and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Group’s functional currency is the RMB, and the Group’s financial statements are presented in U.S. dollars. The RMB deprecation by 2.9% in fiscal year 2023 and further deprecation by 2.8% in fiscal year 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Group needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group.

(c)	Significant customers

For the year ended December 31, 2024, one customer accounted for 36.8% of the Group’s total revenues. For the year ended December 31, 2023, three customers accounted for 27.1%, 15.5% and 15.1% of the Group’s total revenues, respectively. For the year ended December 31, 2022, one customer accounted for 31.8% of the Group’s total revenues. As of December 31, 2024, two customers accounted for 15.6% and 10.3% of the Group’s accounts receivable, respectively. As of December 31, 2023, one customer accounted for 15.9% of the Group’s accounts receivable.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(d)	Significant suppliers

For the year ended December 31, 2024, one supplier accounted for 14.2% of the Group’s total purchases, respectively. For the year ended December 31, 2023, three suppliers accounted for 36.8%, 21.0% and 20.2% of the Group’s total purchases, respectively. For the year ended December 31, 2022, three suppliers accounted for 38.1%, 14.8% and 12.1% of the Group’s total purchases, respectively. As of December 31, 2024, one supplier accounted for 24.6% of the Group’s total accounts payable. As of December 31, 2023, one supplier accounted for 24.5% of the Group’s total accounts payable.

Reclassifications

Intangible asset was separated from property and equipment as of December 31, 2023 and retroactively reclassified as of December 31, 2022.

Customer deposits was combined to deferred revenue as of December 31, 2023 and retroactively reclassified as of December 31, 2022.

Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group is currently assessing the potential impact of the rule on our disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition

The Group accounted the following acquisitions as business combinations in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material.

Smartconn Acquisition

On January 5, 2023, the Group completed an equity acquisition with a shareholder of Smartconn. Prior to the acquisition, the Group held 19.99% in Smartconn. The Group further purchased 31% equity of Smartconn at 90% of the appraisal price. The consideration of the acquisition was paid in the form of 23,937 (post-reverse stock split adjusted to 3,989) newly issued Class A ordinary shares of the Group with fair value of $12,640,062. Also, there was $173,243 due from Smartconn was effective settled because of the acquisition and became part of consideration. Together with the newly acquired shares, the Group holds in total 50.99% in Smartconn. The consolidated operating results of Smartconn for the years ended December 31, 2022 were not significant to the Group.

The objective of the acquisition is to support the Group’s software application and technology service. The acquisition was closed on January 5, 2023.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation report performed by an independent valuation firm engaged by the Group. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches. The fair value of the non-controlling interest was calculated after determination of an overall enterprise value for Smartconn under the market approach. Upon the acquisition, the Group recognized a loss of approximately $0.3 million in fair value change for the previous 19.99% equity interests in Smartconn.

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

Due to sluggish business operations subsequent to the acquisition, the Group engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Group recorded an impairment of intangible asset and goodwill of $2,272,829 and $21,105,559, respectively, for the year ended December 31, 2023 and further recorded an impairment of intangible asset of $12,705,933 for the year ended December 31, 2024.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition (continued)

Boxinrui Acquisition

On March 28, 2023, the Group completed an equity acquisition with fifteen individual shareholders (the “Relevant Shareholders”) of Boxinrui, pursuant to which the Group further acquired 65% equity interest in Boxinrui for a consideration in form of 57,593 (post-reverse stock split adjusted to 9,598) Class A ordinary shares with fair value of $24,078,675 to the Relevant Shareholders. Prior to the acquisition, the Group held 35% in Boxinrui, which together with the newly acquired shares, the Group holds in total 100% in Boxinrui. The consolidated operating results of Boxinrui for the years ended December 31, 2022 were not significant to the Group.

The objective of the acquisition is to expand the Group’s business scope. The acquisition was closed on March 28, 2023.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation report performed by an independent valuation firm engaged by the Group. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches. The fair value of the non-controlling interest was calculated after determination of an overall enterprise value for Boxinrui under the market approach. Upon the acquisition, the Group recognized a gain of approximately $2.7 million in fair value change for the previous 35% equity interests in Boxinrui.

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

Due to sluggish business operations subsequent to the acquisition, the Group engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Group recorded an impairment of goodwill of $8,580,543 for the year ended December 31, 2023 and further recorded an impairment of intangible asset and goodwill of $14,083,736 and $15,031,608, respectively, for the year ended December 31, 2024.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition (continued)

Hongchuangxin Acquisition

On May 1, 2024, the Group acquired 100% equity interest in Hongchuangxin for consideration in the form of 7 antique art pieces. The fair value of the consideration for this acquisition was $13,854,016. The consolidated operating results of Hongchuangxin for the year ended December 31, 2024 were not significant to the Group. The objective of the acquisition is to expand the Group’s business scope.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation report performed by an independent valuation firm engaged by the Group. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches.

Amount
Total consideration for acquisition	$13,854,016

Assets acquired and liabilities assumed:
Cash acquired	47,073
Accounts receivable	1,048,422
Loan receivable	40,052
Prepayments, deposits and other current assets	650,632
Intangible assets, net	8,134,797
Accounts payable	(1,401,816)
Deferred revenue	(378,979)
Other current liabilities	(3,212)
Deferred tax liabilities	(2,033,699)
Total net assets acquired	6,103,270
Goodwill	$7,750,746

The intangible assets are mainly attributable to franchise right acquired through the acquisition, which are amortized over 10 years.

Due to sluggish business operations subsequent to the acquisition, the Group engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Group recorded an impairment of goodwill of $2,911,926 for the year ended December 31, 2024.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2024	2023

Accounts receivable	$28,715,543	$28,620,423
Less: Allowance for credit losses	(11,434,431)	(7,133,370)
Accounts receivable, net	$17,281,112	$21,487,053

Unbilled accounts receivable included in accounts receivable above amounted to $11,973,816 and $10,030,721 as of December 31, 2024 and 2023, respectively. The unbilled accounts receivables as of December 31, 2024 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of April 14, 2025, approximately $1.5 million (or 5.3%) of total accounts receivable as of December 31, 2024 was collected. It represented 4.4% of billed accounts receivable balance and 6.5% of unbilled accounts receivable balance as of December 31, 2024 were subsequently collected, respectively.

Movement of allowance for credit losses is as follows:

	As of December 31,
	2024	2023	2022

Beginning balance	$7,133,370	$7,080,677	$2,607,600
Provision for credit losses	4,625,042	256,834	4,783,518
Written-off	(131,158)	(6,214)	-
Foreign currency translation adjustments	(192,823)	(197,927)	(310,441)
Ending balance	$11,434,431	$7,133,370	$7,080,677

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2024	2023

Security deposits (1)	$631,211	$248,146
Advances to suppliers	1,659,609	2,032,099
Advances to employees	129,971	46,293
Prepaid expense	529,751	1,099,950
Prepayment for potential acquisition (2)	-	15,906,186
Antique art pieces (3)	36,970,600	59,651,975
Others	19,286	6,511
	39,940,428	78,991,160
Less: Long term portion	(37,689,697)	(76,274,752)
Allowance for credit losses	(548,248)	(281,694)
Prepayments, deposits and other assets – current portion	$1,702,483	$2,434,714

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

(2)	On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI Group Limited (“DTI”), pursuant to which the Company agreed to prepay 34,911 (post-reverse stock split adjusted to 5,818) Class A ordinary shares (equivalent to $15,906,186) to purchase 32% equity of DTI. On January 29, 2025, the Company cancelled 34,911 (post-reverse stock split adjusted to 5,818) Class A ordinary shares according to the equity transfer agreement, due to the failure to achieve the acquisition purpose for unforeseeable reasons. The prepayment of $15,906,186 as of December 31, 2024 was reclassified to subscription receivables.

(3)	On January 5, 2023, the Group received 20 antique art pieces to settle $59,651,975 (RMB411,157,212) from a debt extinguish agreement. On May 1, 2024, the Group settled 7 antique art pieces as a purchase consideration to acquire Hongchuangxin (details refer to Note 3). The Group engaged an independent valuation firm to perform the valuation for the rest antique art pieces, the fair value was $36,970,600 as of December 31, 2024

Movement of allowance for credit losses is as follows:

	As of December 31,
	2024	2023	2022

Beginning balance	$281,694	$364,973	$313,844
Provision for credit losses	9,065,372	-	75,000
Written-off	(8,787,174)	(75,000)	-
Foreign currency translation adjustments	(11,644)	(8,279)	(23,871)
Ending balance	$548,248	$281,694	$364,973

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Loan receivable, net

Loan receivable, net consisted of the following:

	As of December 31,
	2024	2023

Unsecured loan receivable from third parties (1)	$1,625,914	$1,318,998
Allowance for credit losses	(273,999)	(281,694)
Loan receivable, net	$1,351,915	$1,037,304

(1)	As of December 31, 2024, loans to third parties represent the balance the Group lend to various third-parties for their working capital needs at rate of 0%-5% per annum.

Note 7 — Long term investments

	Equity investments accounted for using the equity method(ii)		Cost method investments without readily determinable fair value(i)	Total
Balance as of January 1, 2022		$-	$-	$-
Additions		11,120,935	19,643,260	30,764,195
Balance as of December 31, 2022		11,120,935	19,643,260	30,764,195
Share of gain in equity method investee		70,947	-	70,947
Decrease due to acquired		(11,191,882)	(8,305,222)	(19,497,104)
Foreign currency translation adjustments		-	(65,073)	(65,073)
Balance as of December 31, 2023		-	11,272,965	11,272,965
Impairment		-	(11,243,483)	(11,243,483)
Foreign currency translation adjustments			(29,482)	(29,482)
Balance as of December 31, 2024	$		-	$-

(i)

During the year ended December 31, 2022, the Group invested $434,960 (RMB3.0 million) cash and issued 1,199 (post-reverse stock split adjusted to 199) Class A ordinary shares (equivalent to $1,844,377) for 5.0% equity interest in Shenzhen Chenbao Information service Co., Ltd. (“Chenbao”) in which the Group does not have significant influence and such investment does not have readily determinable fair values. In the year ended December 31, 2024, based on the financial conditions and operating performances in Chenbao, a full impairment loss of $2,184,781 was applied against the investment.

On January 20, 2022, the Group invested issued 3,571 (post-reverse stock split adjusted to 595) Class A ordinary shares (equivalent to $8,305,222) for 19.99% equity interest in SamartConn CO., Limited (“SamartConn”) in which the Group does not have significant influence and such investment does not have readily determinable fair values. On January 18, 2023, the Group purchased additional 31% equity of Smartconn (See note 3). After that, SamartConn became a subsidiary of the Group.

On November 1, 2022, the Group invested issued 11,564 (post-reverse stock split adjusted to 1,927) Class A ordinary shares (equivalent to $9,058,701) for 19% equity interest in DTI Group Limited (“DTI”) in which the Group does not have significant influence and such investment does not have readily determinable fair values. In the year ended December 31, 2024, based on the financial conditions and operating performances in DTI, a full impairment loss of $9,058,702 was applied against the investment.

On January 1, 2022, the Group gained 5% equity interest in Guangzhou Xingsheng Information Technology Limited for $0 consideration, in which the Group does not have significant influence and such investment does not have readily determinable fair values. On July 5, 2024, the Group transferred these 5% equity interest to a third party for $0 consideration, due to no operation in Guangzhou Xingsheng Information Technology Limited.

(ii)

On June 28, 2022, the Company invested issued 4,155 (post-reverse stock split adjusted to 692) Class A ordinary shares (equivalent to $6,674,772) for 15% equity interest in Boxinrui International Holdings Limited (“Boxinrui”) in which the Group does not have significant influence and such investment do not have readily determinable fair values. On December 28, 2022, the Company further issued 11,521 (post-reverse stock split adjusted to 1,920) Class A ordinary shares (equivalent to $4,446,163) for 20% equity interest in Boxinrui. As a result, the Company considers it has significant influence on this investment based on its voting power. During the year ended December 31, 2023, the Company recorded shares of gain of $70,947.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to further acquire 65% equity interest in Boxinrui (See note 3). After that, Boxinrui became a subsidiary of the Group.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2024	2023

Computer equipment	$527,372	$414,230
Office equipment, fixtures and furniture	2,042,230	1,997,452
Automobiles	179,273	184,308
Buildings	4,455,440	4,580,571
Construction in Progress	1,083,036	618,661
Subtotal	8,287,351	7,795,222
Less: accumulated depreciation	(2,306,659)	(1,892,273)
Property and equipment, net	$5,980,692	$5,902,949

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 amounted to $480,560, $453,628 and $359,344, respectively. As of December 31, 2024, buildings with net book value amounted to $3,696,775 were pledged for obtaining various of loans (See Note 11).

Note 9 — Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2024	2023

Capitalized development costs (1)	$11,995,622	$11,416,518
Purchased software	384,643	395,446
Software from business combinations	43,184,301	36,101,237
Subtotal	55,564,566	47,913,201
Less: accumulated amortization	(15,877,444)	(10,614,005)
Impairment	(28,614,264)	(2,266,746)
Intangible assets, net	$11,072,858	$35,032,450

(1)	The Group capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage.

Amortization expense for the years ended December 31, 2024, 2023 and 2022 amounted to $5,633,344, $5,004,968 and $1,803,853, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions

The relationship of related parties

Name of Related Party	Relationship to the Group
Stewart Lor	CEO
Ban Lor	Co-founder, CEO’s brother
Yuxia Xu	CFO
Guangzhou Jiatu Culture Media Co., Ltd. (1)	The Group has significant influence over with this entity
Hong Yu	shareholder of Zhixin
Shanghai Stamp Technology Co., Ltd.	The Group owns equity interest
Phillip Tao Qiu	Independent Director
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent
Shanghai Yue See cultural development Co., LTD	Shareholder of Metafusion

(1)	On June 2, 2022, the Group’s CFO sold the equity interest in Jiatu Culture Media Co., Ltd., so Jiatu Culture Media Co., Ltd. no longer considered as a related party.

Due from related parties (1)

	As of December 31,
	2024	2023

Ban Lor	$13,700	$17,155
Stewart Lor	348,714	452,598
Yuxia Xu	60,700	207,236
Phillip Tao Qiu	470,931	600,000
Xiaoyan Liu	3,370	87,990
Subtotal	$897,415	$1,364,979

(1)	From time to time, the Group advances funds to senior management, mainly for expanding oversea business purpose.

Due to related parties (1)

	As of December 31,
	2024	2023

Shanghai Yue See cultural development Co., LTD	$-	$39,985
Zhongchuan Dadi (Beijing) Technology Co., LTD	218	223
Subtotal	$218	$40,208

(1)	The above balances represent unpaid loan and expenses to these related parties.

Related party transactions

		For the years ended
		2024	2023	2022

Guangzhou Jiatu Culture Media Co., Ltd.	Service fees	$-	$-	$62,667
Stewart Lor	Interest income	$16,094	$50,663	$117,569
Yuxia Xu	Interest income	$-	$16,778	$22,802
Shanghai Stamp Technology Co., Ltd.	Interest income	$-	$-	$1,771
Shanghai Yue See cultural development Co., LTD	Service revenue	$-	$4,195	$-

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Short term bank loans

Outstanding balance of short-term bank loans consisted of the following:

	December 31, 2024	December 31, 2023

Loans from Bank of Communication Fixed interest rates ranging from 3.90% to 4.20%, maturity dates from January 16, 2024 to April 10, 2025 and guaranteed by the representative of Zhuhai Powerbridge, the Group’s CEO and CEO’s spouse and a third party. The Group pledged buildings with the aggregated carrying value of $2.1 million and $2.3 million as of December 31, 2024 and 2023 to secure the loans	$2,465,990	$2,816,942
Loan from SPD Bank Fixed interest rates ranging from 3.5% to 4.1%, maturity on from June 28, 2024 to December 16, 2025 and guaranteed by the Group’s CEO. The Group pledged fixed asset with the aggregated carrying value of $1.6 million and $1.7 million as of December 31, 2024 and 2023 to secure the loan, the Group’s CEO pledged personal property to secure some of these loans.	1,411,094	1,126,776
Short term bank loans	$3,877,084	$3,943,718

The movement short-term bank loans are as follows:

	For the years ended December 31,
	2024	2023	2022

Beginning balance	$3,943,718	$2,609,755	$4,393,811
Additions	4,210,848	3,954,300	3,715,262
Repayments	(4,169,157)	(2,542,050)	(5,201,367)
Foreign currency translation adjustments	(108,325)	(78,287)	(297,951)
Ending balance	$3,877,084	$3,943,718	$2,609,755

For the years ended December 31, 2024, 2023 and 2022, interest expense for above short term bank loans was $149,060, $144,080 and $203,380, respectively, with the weighted average interest rate of 3.9%, 4.1% and 5.1%, respectively.

Note 12 — Lease

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the years ended December 31, 2024, 2023 and 2022 amounted to $460,284, $344,775 and $162,799, respectively. Cash paid for amounts included in the measurement of lease liabilities amounted to $321,317 and $141,183 for the years ended December 31, 2024 and 2023, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Lease (continued)

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2024	December 31, 2023

Right-of-use assets, net	$338,017	$357,007

Operating lease liabilities - current	215,253	260,728
Operating lease liabilities - non-current	146,932	109,956
Operating lease liabilities	$362,185	$370,684

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.8 years
Weighted average discount rate	5.0%

The following is a schedule of maturities of lease liabilities as of December 31, 2024:

Twelve months ending December 31,	Amount
2025	$225,986
2026	133,551
2027	16,669
Total future minimum lease payments	376,206
Less: imputed interest	(14,021)
Present value of lease liabilities	$362,185

Note 13 — Convertible notes

Convertible notes consist of the following:

	December 31, 2024	December 31, 2023

Streeterville Note	$-	$5,020,633
YA Notes	6,574,380	-
Convertible notes	$6,574,380	$5,020,633

Streeterville Note

On September 1, 2022, the Group entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Group issued the Investor an unsecured promissory note on September 1, 2022 in the original principal amount of $8,640,000 (the “Streeterville Note”), convertible into Class A ordinary shares of the Group, for $8,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on September 1, 2022. The Streeterville Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Streeterville Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Group (the “Purchase Price Date”). The Streeterville Note includes an original issue discount of $640,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Group may prepay all or a portion of the Streeterville Note at any time by paying 120% of the outstanding balance elected for pre-payment.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Convertible Notes (continued)

 The Group elected the fair value option to account for the Streeterville Note on instrument-by-instrument basis and engaged an independent valuation firm to perform the valuation. The fair value of the Streeterville Note is calculated using the binomial tree model. The convertible notes are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant inputs used in developing the fair value of the convertible notes include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

For the year ended December 31, 2022, Streeterville delivered conversion notice for convertible notes in an aggregate of principle of $1,250,310 to the Group and the Group issued an aggregate of 2,913 (post-reverse stock split adjusted to 485) Class A ordinary shares of the Group to Streeterville. For the year ended December 31, 2023, the Group repaid principal and interest in cash of $1,250,000 and issued in aggregated of 5,594 (post-reverse stock split adjusted to 932) Class A ordinary shares to Streeterville upon conversions. As of December 31, 2023, the fair value of outstanding Streeterville note was 5,020,633. For the year ended December 31, 2024, the Group fully repaid the remaining principal and interest in aggregate of $4,059,983 in cash payments to Streeterville. As of December 31 2024, the fair value of outstanding Streeterville note was Nil. For the year ended December 31, 2024, the Group Company recognized a gain of change in fair value of convertible note of $1,048,271. For the years ended December 31, 2023 and 2022, the Group Company recognized a loss of change in fair value of convertible note of $21,166 and $2,448,936, respectively. Interest expense recognized for these convertible notes for the years ended December 31, 2024, 2023 and 2022 were $87,621, $297,954 and $195,139, respectively.

YA 2024 Notes

On May 16, 2024, the Group entered into entered into a standby equity purchase agreement with YA II PN, LTD (“YA”) Pursuant to the Purchase Agreement, YA purchases convertible notes in the principal amount of $8,000,000 (the “YA 2024 Notes”) and up to $30,000,000 (the “Commitment Amount”). The offering will be conducted in four tranches and each closing has conditions specified in the agreement. The principal will become due and payable before maturity date defined in specific agreement and bears an annual interest rate of 8% unless earlier converted or redeemed by the Group. At any time before the maturity date, YA may convert convertible notes at its option into Class A Ordinary Shares. The Group has the right, but not the obligation, to redeem a portion or all amounts outstanding under the convertible notes prior to the maturity date at a cash redemption price equal to the outstanding principal balance to be redeemed, plus the redemption premium, plus accrued and unpaid interest. The Group shall pay to the Investor a structuring fee in amount of $15,000. The Group accounted for the above structuring fee as direct financing cost to YA Notes.

On May 16, 2024, The Group closed the first tranche of the YA 2024 Notes for the principal amount of $4,756,986 with an origin issue discount (“OID”) of 7% for a maturity date at May 16, 2025. The net proceed from the first closing was $4,162,347 (after deducting OID and other issuance costs).

On June 17, 2024, The Group closed the second tranche of the YA 2024 Notes for the principal amount of $1,500,000 with an origin issue discount (“OID”) of 7% for a maturity date at May 16, 2025. The net proceed from the second tranche was $1,317,225 (after deducting OID and other issuance costs).

On December 5, 2024, the Company and YA entered into an omnibus amendment agreement (the “December 2024 modification”). Pursuant to the omnibus amendment agreement, the Floor Price under the YA 2024 Notes will be reduced from $0.1641 (post-reverse stock split adjusted to $0.98) to $0.10 (post-reverse stock split adjusted to $0.6) per Ordinary share, subject to the adjustment to reflect any reverse stock split effectuated by the Company.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Convertible Notes (continued)

The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) by using a modified retrospective transition method. In accordance with ASU 2020-06, since the YA 2024 Notes were not issued at a substantial premium, all of the proceeds received from the issuance are recorded as a liability on the unaudited condensed consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing are attributed to the conversion option at inception. The difference between the principal amount and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value to its face value on the respective put dates.

During the year ended December 31, 2024, the effective interest rates of the first and second tranche of the YA 2024 Notes were ranged from 7.1% and 22.8%, respectively. The aggregated effective interest expense amounted to $558,585 for the year ended December 31, 2024.

The December 2024 modification with YA was determined to be an extinguishment of debt in accordance with ASC 470. As a result, the difference between the fair value of YA 2024 Notes immediately after the December 2024 modification and the carrying value of the YA 2024 Notes immediately before the modification in the amount of $473,653 was accounted for as a loss on debt extinguishment for the year ended December 31, 2024.

On February 16, 2025, the Company entered into a forbearance and repayment agreement (the “Forbearance Agreement”) with YA, pursuant to which YA agreed (a) to forbear from exercising certain of its rights and remedies as stipulated under the related agreements and (b) to forbear from exercising conversion right under the outstanding YA 2024 Notes into the Company’s Ordinary shares in connection with the outstanding amounts under the YA 2024 Notes as set forth in the Forbearance Agreement, subject to the conditions, amendments and modifications contained in the Forbearance Agreement for the period commencing from February 16, 2025 to June 30, 2025, so long as (i) the Company strictly complies with the terms of this Forbearance Agreement and (ii) that there is no occurrence or existence of any event of default as defined in the related agreements or in the Forbearance Agreement, other than the existing defaults as stated in the Forbearance Agreement. In addition, the Forbearance Agreement does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investor under the related agreements in conjunction therewith as in effect prior to the date of the Forbearance Agreement.

Note 14 — Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2024	December 31, 2023

Payroll payables	$402,115	$599,895
Security deposit payable	2,191,991	-
Professional fee and others	444,130	486,299
Accrued expenses and other current liabilities	$3,038,236	$1,086,194

Note 15 — Taxes

Income tax

Cayman Islands

X3 was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Taxes (continued)

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Group’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2023, which reduced its statutory income tax rate to 15%. The rest of the Group’s subsidiaries in PRC are subject to an income tax rate of 25%.

The impact of the preferred tax treatment noted above decreased income taxes by $286,342, $477,154 and $662,675 for the fiscal years 2024, 2023 and 2022, respectively. The benefit of the preferred tax treatment on net loss per share (basic and diluted) was $0.1, $2.4 and $139.2 for the years ended December 31, 2024, 2023 and 2022, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2024	2023	2022

Current	$(411)	$9,354	$(563,650)
Deferred	(122,343)	(66,695)	(435,741)
Income tax benefit	$(122,754)	$(57,341)	$(999,391)

The following table reconciles China statutory rates to the Group’s effective tax rate:

	For the years ended December 31,
	2024	2023	2022

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	(0.4)%	(0.4)%	(2.9)%
R&D credits	0.3%	0.2%	1.5%
Change in valuation allowance and others	(24.8)%	(24.8)%	(19.2)%
Effective tax rate	0.1%	0.0%	4.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Provision for credit losses	$1,483,285	$1,268,962
Depreciation and amortization	207,204	185,676
Net operating loss carryforward	2,751,701	2,496,584
Valuation allowance	(3,464,740)	(2,932,049)
Deferred tax assets, net	$977,450	$1,019,173

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Taxes (continued)

As of December 31, 2024, the Group has approximately $15.4 million net operating loss (“NOL”) carryforwards with expirations by 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $3,464,740 and $2,932,049 valuation allowance against the deferred tax assets that the Group does not expect to realize at December 31, 2024 and 2023, respectively.

Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 3% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Group’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Group’s technology development business is exempted from VAT.

Tax payable

Taxes payable consists of the following:

	As of December 31,
	2024	2023

Income taxes payable	$5,591	$5,889
VAT and other tax payable	239,179	174,553
Taxes payable	$244,770	$180,442

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024, 2023 and 2022. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity

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

On May 30, 2023, the Company held an extraordinary general shareholders meeting. At the Meeting, the Company’s shareholders approved (i) a share consolidation of thirty (30) issued and unissued Class A ordinary shares with par value of $0.00166667 each in the Company’s issued and unissued share capital into one (1) share with par value of US$ 0.050 (the “Share Consolidation”) and (ii) an increase in the authorized share capital of the Company from $16,666,700 (divided in to 333,333,333 shares) to $50,000,000 (divided in to 1,000,000,000 shares), all of which will rank pari passu in all respects with all existing shares of the Company. On June 21, 2023, the Company paid cash to certain minor shareholders and cancelled 11 (post-reverse stock split adjusted to 2) Class A ordinary shares due to share consolidation reconciliation.

On September 5, 2023, the Company held its 2023 special general meeting of shareholder. At the Meeting, the Company’s shareholders approved the following among other items: (i) a share consolidation of every eight (8) issued and unissued Class A ordinary shares with par value of $0.050 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $0.40 (the “Share Consolidation”); (ii) an increase in the authorized share capital of the Company from $50,000,000 divided into 125,000,000 shares of a nominal or par value of $0.40 each, to $200,000,000 divided into 500,000,000 shares of a nominal or par value of $0.40 each (the “Share Capital Increase”); (iii) a dual-class share structure of Class A and Class B ordinary shares of the Company, with each Class A and Class B ordinary share ranking pari passu and having the same rights, preferences, privileges and restrictions, except that, voting as the same class, each Class B ordinary share is entitled to thirty (30) votes and each Class A ordinary is entitled one (1) vote (the “Dual-class Share Structure”); (iv) a re-designation of 2,000,000 shares of the 500,000,000 authorized shares as Class B ordinary shares and 498,000,000 shares of the 500,000,000 authorized shares as Class A ordinary shares; (v) a re-designation of the 243,903 shares (after giving effect to the Share Consolidation) held by Mr. Stewart Lor, CEO and Chairman of the Board of the Company, as Class B ordinary shares (together with item (iv), the “Share Re-designation”). On October 2, 2023, the Company paid cash to certain minor shareholders and cancelled 32 (post-reverse stock split adjusted to 5) Class A ordinary shares due to share consolidation reconciliation.

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

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity (continued)

On November 4, 2024, the Company held the annual general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a) a share consolidation of every twenty (20) issued and unissued Class A ordinary shares with par value of $0.40 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $8; (b) the authorized share capital of the Company be increased from $2,000,000,000 divided into 250,000,000 shares of par value of $8 each, to $40,000,000,000 divided into 5,000,000,000 shares of par value of $8 each, consisting of 4,999,000,000 Class A ordinary shares of a par value of $8.0 each and 1,000,000 Class B ordinary shares of a par value of $8 each, by creation of an additional 4,750,000,000 Class A ordinary shares of a nominal or par value of $8 each; (c) 19,000,000 Class A ordinary shares of the additional 4,750,000,000 authorized Class A ordinary shares be redesignated as Class B ordinary shares, such the authorized share capital of the Company shall be changed to $40,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $8.00 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $8.00 each. On November 22, 2024, the Company paid cash to certain minor shareholders and cancelled 1,761 (post-reverse stock split adjusted to 293) Class A ordinary shares due to share consolidation reconciliation.

On February 10, 2025, the Company held an extraordinary general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a) a share consolidation of every six (6) issued and unissued Class A ordinary shares with par value of $8 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $48; (b) the authorized share capital of the Company be increased from $40,000,000,000 divided into 833,333,333 shares of par value of $48 each, consisting of 830,000,000 Class A ordinary shares of a par value of $48 each and 3,333,333 Class B ordinary shares of a par value of $48 each, to $240,000,000,000 divided into 5,000,000,000 shares of par value of $48 each, consisting of 4,996,666,667 Class A ordinary shares of a par value of $48 each and 3,333,333 Class B ordinary shares of a par value of $48 each, by creation of an additional 4,166,666,667 Class A ordinary shares of a nominal or par value of $48 each; (c) 16,666,667 Class A ordinary shares of the additional 4,166,666,667 authorized Class A ordinary shares be re-designated as Class B ordinary shares, such that the authorized share capital of the Company shall be changed to $240,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$48 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $48 each; (d) the par value of each of the issued and unissued ordinary shares be reduced from $48.00 to $0.00003 per share by cancelling the paid-up share capital to the extent of $47.99997 per share by way of a reduction of capital, so as to form new ordinary shares with par value of $0.00003 each, such that the authorized share capital of the Company shall be changed to $150,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $0.00003 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $0.00003 each.

All historical share and per share amounts in these condensed financial statements have been retroactively adjusted to reflect the share consolidation.

The Company had 13,755,975 (post-reverse stock split adjusted 2,292,652) and 12,973,172 (post-reverse stock split adjusted to 2,162,186) Class A ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively. The Company had 12,195 (post-reverse stock split adjusted 2,032) and 12,195 (post-reverse stock split adjusted to 2,032) Class B ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively.

Shares issued for consulting services

On August 17, 2020, the Company signed a consulting agreement with a third-party consultant. Pursuant to the agreement, the Company agreed to pay a total of 2 (post-reverse stock split adjusted to 1) restricted Class A ordinary shares for service term of two years as compensation. The Company has issued the above 2 (post-reverse stock split adjusted to 1) restricted Class A ordinary shares on March 1, 2022. The fair value of those restricted shares was assessed at $27,900 based on the stock price of contract date.

On May 18, 2022, the Company issued 8 (post-reverse stock split adjusted to 1) Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The fair value of those shares was assessed at $11,564 based on the stock price of contract dates.

During the period from January 4, 2023 to August 4, 2023, the Group issued in aggregated of 8,085 (post-reverse stock split adjusted to 1,348) Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The aggregated fair value of those shares was assessed at $1,520,867 based on the stock price of contract dates.

On November 29, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,000,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 4,202 (post-reverse stock split adjusted to 700) restricted Class A ordinary shares to the advisory firm based on the fair market value.

On December 8, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,500,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 63,025 (post-reverse stock split adjusted to 10,504) restricted Class A ordinary shares to the advisory firm based on the fair market value.

For the year ended December 31, 2024, 2023 and 2022, the Group recorded a consulting fee expense of $1,474,999, $1,698,117 and $649,122 included in the share-based compensation expense. As of December 31, 2024 and 2023, there were unrecognized share-based compensation expense related to the shares issued for consulting services amounted to $Nil and $1,474,999.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity (continued)

Restricted share units (“RSUs”) issued for consulting services

On June 16, 2022, the board of directors proposed to modify the Company’s Amended 2018 Stock Option Plan), by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Share Units to the employees, Directors and consultants of the Company.

On July 15, 2022 the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 2,500 (post-reverse stock split adjusted to 416) RSUs (representing 1 ordinary shares of the Company) as compensation for the services after signing of the agreements. The Company issued 2,500 (post-reverse stock split adjusted to 416) RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date.

For the year ended December 31, 2024, 2023 and 2022, the Company recorded a consulting fee expense of $4,360,000 and $4,360,000, $1,998,333 included in the share-based compensation expense. As of December 31, 2024 and 2023, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $2,361,667 and $6,721,667.

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (the “2018 Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 216 (post-reverse stock split adjusted to 36) shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company's completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions. The Company believes the options contain an explicit service condition and a performance condition. On July 2, 2020, the Board approved to amend the 2018 Plan to adjust that the maximum aggregate number of ordinary shares reserved and available pursuant to the 2018 Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. Such amendment was approved during shareholders’ annual meeting on July 27, 2020.

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 12,973 (post-reverse stock split adjusted to 2,162) Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 4,161 (post-reverse stock split adjusted to 693) Class A ordinary shares s registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 17,134 (post-reverse stock split adjusted to 2,855) Class A ordinary shares.

On April 4, 2019, the Board approved to issue 219 (post-reverse stock split adjusted to 36) stock options to its employees under 2018 stock option plan with exercise price of $24,000 (post-reverse stock split adjusted to $144,000) per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024. On January 29, 2022, the Board cancelled this plan.

On April 4, 2019, the Board approved to issue 62 (post-reverse stock split adjusted to 10) stock options to an external consultant under 2018 stock option plan with an exercise price of $18,000 (post-reverse stock split adjusted to $108,000) per share. These options were fully vested upon grant and will expire no later than April 3, 2029. On February 18, 2021, the consultant excised 12 (post-reverse stock split adjusted to 2) shares options on a cashless basis. On February 6, 2021, the Company issued 5 (post-reverse stock split adjusted to 1) Class A ordinary shares to the consultant.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity (continued)

On May 26, 2021, the Board approved to issue 1,584 (post-reverse stock split adjusted to 264) stock options to its employees under 2018 stock option plan with an exercise price of $5,856 (post-reverse stock split adjusted to $35,136) per share. 836 (post-reverse stock split adjusted to 140) of these stock options were fully vested upon grant; 748 (post-reverse stock split adjusted to 124) of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026. On January 26, 2022, the Board approved to amend the exercise price from $5,856 (post-reverse stock split adjusted to $35,136) to $1,632 (post-reverse stock split adjusted to$9,792) per share, 1,210 (post-reverse stock split adjusted to 202) of these stock options were fully vested upon grant; 374 (post-reverse stock split adjusted to 62) of these stock options was vested in one year after grant. The Company recorded modification expense of $2,139,555. On May 16, 2022, the Board further approved to amend the exercise price from $1,632 (post-reverse stock split adjusted to $9,792) to $1,272 (post-reverse stock split adjusted to $7,632) per share. The Company recorded modification expense of $137,641. On December 20, 2022, the Board further approved to amend the exercise price from $1,272 (post-reverse stock split adjusted to $7,632) to $403.2 (post-reverse stock split adjusted to $2,419.2) per share. The Company recorded modification expense of $206,461.

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

	Options granted in May 2021	Options Amended in January, 2022	Options Amended in May, 2022	Options Amended in December, 2022
Risk-free interest rate	0.81%	1.66%	0.81%	4.44%
Expected life of the options	5 years	4.33 years	4.03 years	3.43 years
Expected volatility	96.0%	96.0%	96.0%	96.0%
Expected dividend yield	-%	-%	-%	-%
Fair value	$7,232,526	$2,106,163	$1,652,811	$689,971

A summary of activities of the stock options for the years ended December 31, 2024, 2023 and 2022 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of December 31, 2021	308	49,970.40	4.23	-
Granted	-	-	-	-
Cancelled	(36)	144,000	-	-
Outstanding as of December 31, 2022	272	5,524.52	3.49
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2023	272	5,524.52	2.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2024	272	5,524.52	1.49	-
Exercisable as of December 31, 2024	272	5,524.52	1.49	-

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity (continued)

For the year ended December 31, 2024, 2023 and 2022, total share-based compensation expenses recognized for the share options granted were $nil, $nil and $3,336,45, respectively. As of December 31, 2024 and 2023, there was no unrecognized share-based compensation expenses related to the share options granted, respectively.

Private placement

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s Class A ordinary shares at the lowest daily VWAP of the Class A ordinary shares during the Valuation Period by 97%. As of December 31, 2023, the Company issued 7,683 (post-reverse stock split adjusted to 1,280) Class A ordinary shares and net proceeds was $4,115,706.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s Class A ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 47 (post-reverse stock split adjusted to 7) Class A ordinary shares as a commitment fee. As of December 31, 2023, the Company issued 77,231 (post-reverse stock split adjusted to 12,871) Class A ordinary shares and net proceeds was $10,375,969. In 2024, the Company issued 5,825 (post-reverse stock split adjusted to 970) Class A ordinary shares and net proceeds was $101,639.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s Class A ordinary shares at the market price by 96%, and the company shall issue to Yorkville 47 (post-reverse stock split adjusted to 7) Class A ordinary shares as a commitment fee. As of December 31, 2023, the Company issued 2,513 (post-reverse stock split adjusted to 418) Class A ordinary shares and net proceeds was $476,563, the remaining gross balance of $500,000 was collected by March 22, 2024.

On May 17, 2023, the Company entered into a securities purchase agreement with Spring Field Fund SPC. Pursuant to the agreement, Spring Field Fund SPC shall purchase $600,000 of Class A ordinary shares at a share price of $268.4 (post-reverse stock split adjusted to $1,610.4) per share. The Group received the proceeds of $600,000 on May 18, 2023 and has yet issued the related shares by December 31, 2024.

On November 24, 2023, the Company entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Company’s Class A ordinary shares at a share price of $6.0 (post-reverse stock split adjusted to $36.0) per share. The Company issued 6,523,157 (post-reverse stock split adjusted to 1,087,192) Class A ordinary shares on November 24, 2023. In February 2025, the Company entered into a supplemental agreement with these twelve investors to change the aggregate purchase amount to $3,972,600 at a price of $0.609 (post-reverse stock split adjusted to $3.65) per share. As of this annual report filing date, the Company has collected approximately $3.2 million.

Conversion of convertible notes

On May 25, 2022, The Company issued an aggregate of 1,235 (post-reverse stock split adjusted to 205) Class A ordinary shares of the Company YA. The fair value of the conversion note was assessed at $2,261,270 upon conversion based on the binomial model assessed by the independent valuation firm.

On December 12, 2022, The Company issued an aggregate of 2,913 (post-reverse stock split adjusted to 485) Class A ordinary shares of the Company Streeterville (Note 13). The fair value of the conversion note was assessed at $1,534,654 upon conversion based on the binomial model assessed by the independent valuation firm.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity (continued)

On February 3, 2023, the Company issued an aggregate of 5,594 (post-reverse stock split adjusted to 932) Class A ordinary shares of the Company to Streeterville (Note 13). The fair value of the conversion note was assessed at $3,128,453 upon conversion based on the binomial model assessed by the independent valuation firm.

Shares issued for reserve

As of December 31, 2024, the Company issued 1,339 (post-reverse stock split adjusted to 223) Class A ordinary shares held in an escrow account as reserve solely for potential stock options. As of December 31, 2024, no shares were transferred to the holders.

At the market(“ATM”) offering

On February 23, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, as sales agent and/or principal (the “Offering”) up to $30,000,000 of its Class A ordinary shares (the “Shares”). Any Shares offered and sold in the Offering will be issued pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2021, and the sales agreement prospectus that forms a part of such Registration Statement, following such time as the Registration Statement is declared effective by the SEC, for an aggregate offering price of up to $200 million. The ATM offering was terminated on February 13, 2023. Before terminating, the Company sold 351 (post-reverse stock split adjusted to 58) Class A ordinary shares through the ATM offering with net proceeds of $5,184,926, the amount was received on January 28, 2023.

Shares issued for long-term investments/acquisitions

In connection of the long-term investment of Smartconn, on January 20, 2022, the Company issued 3,571 (post-reverse stock split adjusted to 595) Class A ordinary shares to the original shareholders of Smartconn as consideration of 19.99% equity interest. The fair value of the shares issued amounted to $8,305,222.

In connection of the long-term investment of Boxinrui on June 28, 2022, the Company issued 4,155 (post-reverse stock split adjusted to 692) Class A ordinary shares to the original shareholders of Boxinrui as consideration of 15% equity interest. The fair value of the shares issued amounted to $6,674,772. On December 28, 2022, the Company further issued 11,521 (post-reverse stock split adjusted to 1,920) Class A ordinary shares to the original shareholders of Boxinrui as consideration of 20% equity interest. The fair value of the shares issued amounted to $4,446,163.

In connection of the long-term investment of Chenbao, on August 24, 2022, the Company issued 1,199 (post-reverse stock split adjusted to 199) Class A ordinary shares to the original shareholders of Chenbao as partial consideration of 5% equity interest. The fair value of the shares issued amounted to $1,844,377.

In connection of the long-term investment of DTI, on November 1, 2022, the Company issued 11,564 (post-reverse stock split adjusted to 1,927) Class A ordinary shares to the original shareholders of DTI as consideration of 19% equity interest. The fair value of the shares issued amounted to $9,058,701.

On January 5, 2023, the Company entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition will be paid in the form of 23,937 (post-reverse stock split adjusted to 3,989) Class A ordinary shares of the Company. The fair value of the shares issued amounted to $12,640,062

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Equity (continued)

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 34,911 (post-reverse stock split adjusted to 5,818) Class A ordinary shares to purchase 32% equity of DTI. In connection with the failure to acquire DTL, these 34,911 (post-reverse stock split adjusted to 5,818) Class A ordinary shares were cancelled on January 29, 2025. The subscription receivables was $15,906,186 as of December 31, 2024 (refer to Note 5).

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to pre-issue 57,593 (post-reverse stock split adjusted to 9,598) shares to further acquire 65% equity interest in Boxinrui for a consideration in form of 57,593 (post-reverse stock split adjusted to 9,598) Class A ordinary shares to the relevant shareholders. The fair value of the shares issued amounted to $24,078,675.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Smartconn. Pursuant to the agreement, the Company shall issue 2,669,435 (post-reverse stock split adjusted to 444,905) Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $30,938,757.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Boxinrui. Pursuant to the agreement, the Company shall issue 3,457,063 (post-reverse stock split adjusted to 576,178) Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $40,067,357.

Warrants

In connection with the initial public offering (“IPO”) on April 4, 2019, the Company issued warrants totaling 26 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $26,400 (post-reverse stock split adjusted to $158,400) per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. These warrants were fully expired on April 3, 2024.

During the year ended December 31, 2021, the Company completed in aggregate of $6.0 million convertible notes with YA and issued 136 (post-reverse stock split adjusted to 22) warrants to YA. The warrants carry a term of five years and shall be exercisable at $17,520 (post-reverse stock split adjusted to $105,120) per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity.

Dividend

On March 5, 2024, the board of directors approved a special stock dividend to pay in total of 778,739 (post-reverse stock split adjusted to 129,789) Class A ordinary shares to the holders of record of all the issued and outstanding shares of the Company as of the close of business on April 26, 2024.

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

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2024 and 2023, as a result, the statutory reserve balances were $nil as of December 31, 2024 and 2023.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Commitments and contingencies

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. $70,721 (RMB516,213) was frozen in a bank due to the pending lawsuits, which amount was included in restricted cash as of December 31, 2024. As of the date of these unaudited condensed consolidated financial statements, the above-mentioned amount is still frozen in bank and the other legal proceedings or disputes have no material impact on the Group’s business or financial performances.

Note 18 — Segment reporting

For the years ended December 31, 2024, 2023 and 2022, The Group’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using factors such as revenue, operating expenses, loss from operations and net loss. Significant expenses include cost of revenues, sales and marketing expenses, general and administrative expenses, research and development and share based compensation, which are each separately presented on the Group’s statements of operations and comprehensive loss. Other segment items within net loss include interest expenses, change in fair value of convertible notes and so on. During the years ended December 31, 2024, 2023 and 2022, all revenue is PRC revenue. The Group’s long-lived assets consist primarily of property and equipment and intangible assets, most of which are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended December 31,
	2024	2023	2022
REVENUES:
Application development services	$5,348,816	$9,780,115	$3,847,199
Consulting and technical support services	3,563,248	3,609,158	2,538,500
Subscription services	606,313	695,010	758,526
Trading revenue	2,055,815	2,549,808	3,338,584
Others revenue	37,250	190,732	-
Total revenues	$11,611,442	$16,824,823	$10,482,809

Note 19 — Subsequent events

On January 22, 2025, the Group partnered with two third-parties to form a new company Zhuhai Hongzhi Cultural Technology Co., Ltd. and the Group has 35% equity interest with a capital commitment of $23,975 (RMB175,000).

On April 9, 2025, the Group partnered with two third-parties to form a new company Zhanjiang Huarong Enterprise Management Service Co., Ltd. and the Group has 36% equity interest with a capital commitment of $246,599 (RMB1.8 million).

The Group evaluated all events and transactions that occurred after December 31, 2024 up through the date the Group issued these consolidated financial statements, for disclosure or recognition in the consolidated financial statements of the Group as appropriate.