Form 20-F
period 2025-12-31
X3 Holdings Co., Ltd.
filed 2026-04-27
CIK 1754323

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Stewart Lor, Chief Executive Officer

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

Tel: +65.8067.3103

Email: ir@x3holdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
ordinary shares, par value $0.0009	XTKG	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

As of December 31, 2025, the issuer had 533,637 Class A ordinary shares (after the share consolidation at a ratio of 30 to 1) and 202,031 Class B ordinary shares outstanding.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD” and “U.S. dollars” are to the legal currency of the United States.

●	“AIC” refers to Administration for Industry and Commerce in China.

●	Depending on the context, the terms “we”, “us”, “our Company”, and “our” refer to X3 Holdings Co., Ltd. (formerly known as Powerbridge Technologies Co., Ltd.), a Cayman Islands holding company, and its subsidiaries and affiliated companies, as a group; “X3 Holdings” and “Powerbridge Cayman” refer to X3 Holdings Co., Ltd., the Cayman Islands holding company.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“Fiscal Year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“Hongding Hong Kong” refers to Hongding Technology Co., Ltd., a Hong Kong company, which is a direct wholly-owned subsidiary of X3 Holdings Co., Ltd..

●	“IPO” means the initial public offering by the Company of 2,012,500 Ordinary Shares consummated on April 4, 2019 (including the full exercise of the over-allotment option by the underwriters to purchase an additional 262,500 Ordinary Shares on May 10, 2019).

●	“IP” refers to intellectual property.

●	“Powerbridge HK” refers to Powerbridge Holdings Limited, a Hong Kong company, which is a direct wholly-owned subsidiary of X3 Holdings.

●	“Powerbridge Zhuhai” refers to Powerbridge Technology Group Co., Ltd., a PRC company, a wholly foreign-owned enterprise of Powerbridge HK.

●	“PRC” and “China” refer to the People’s Republic of China, and “mainland China” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-229128) for the sale of up to 1,750,000 Ordinary Shares initially filed on January 4, 2019, and subsequently amended thereafter, which became effective on March 28, 2019.

●	“R&D” refers to research and development.

●	“Securities Exchange Commission”, “SEC”, “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Shares” or “Ordinary Share” refers to our Class A ordinary shares and Class B ordinary shares, with par values of $0.0009 and $0.00003 per share, respectively.

●	“United States”, “U.S.” and “US” refer to the United States of America.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB6.9931 to USD1.00, the noon buying rate on December 31, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

As of the date of this Annual Report, we have 117 full-time employees. As of the date of this Annual Report, we have five branches, of which are located in China (Guangzhou, Changsha, Wuhan, Nanning, Hangzhou) and maintain offices in Guangzhou, Changsha, Wuhan, Nanning and Hangzhou to serve different customers in various geographic locations. In order to pursue existing and potential market opportunities, we plan to expand our business including (i) establishing new offices and expanding our current offices in China; (ii) exploring and expanding into international markets; and (iii) upgrading our existing services and introducing new services. We are facing the following challenges with respect to our planned expansion:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2025, two customers accounted for 39.8% and 11.0% of the Company’s total revenues, respectively. For the year ended December 31, 2024, one customer accounted for 36.8% of the Company’s total revenues.  For the year ended December 31, 2023, three customers accounted for 27.1%, 15.5% and 15.1% of the Company’s total revenues, respectively.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2025, 2024 and 2023, our accounts receivable balance, net of allowance, amounted to approximately 14.1 million, $17.3 million and $21.5 million, respectively. As of December 31, 2025, two customers accounted for 19.2% and 10.1% of the Company’s accounts receivable. As of December 31, 2024, two customers accounted for 15.6% and 10.3% of the Company’s accounts receivable, respectively. As of December 31, 2023, one customer accounted for 15.9% of the Company’s accounts receivable. The significant outstanding accounts receivable balance was mainly related to certain projects for our clients undertaking government-related projects and government customers such as government agencies, authorities and state-owned enterprises. Due to multiple levels of the government approval process for payments, it could take extra time for us to collect the full proceeds from our governmental customers. In addition, since we generally do not require collateral or other security from our customers, we establish an allowance for credit losses based upon estimates, historical experiences and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

We currently provide our BaaS services as pilot projects on a limited basis to selected customers. While we believe that, over time, the concept of BaaS services will become fundamental to an organization’s core operations involving global trade, the market for BaaS services is largely unproven and is subject to a number of risks and uncertainties.

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

We believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2025 fiscal year and the number of our total employees decreased from 137 in December 2024 to 117 as of the date of this Annual Report,. We expect to continue to adjust our workforce according to operational needs. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

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

Our ability to generate revenue from our AI gaming segment depends on the successful development, launch, and ongoing performance of a limited number of game titles.

A significant portion of our expected revenue from AI gaming is derived from a limited pipeline of game titles scheduled for release in 2026 and beyond. The commercial success of these titles depends on multiple factors, including timely completion of development milestones, technical performance at launch, player acquisition and retention, monetization effectiveness, and competitive positioning. There can be no assurance that any of our planned titles will achieve market acceptance or generate revenue at anticipated levels. Delays in development, unfavorable player reception, defects or bugs, or ineffective marketing strategies could result in lower-than-expected engagement and monetization. Because our near-term revenue projections are concentrated in a small number of titles, underperformance of any individual title could have a disproportionate adverse effect on our financial condition and results of operations.

Our use of artificial intelligence technologies in game development and operations may not produce the expected benefits and may expose us to operational, legal, and reputational risks.

We incorporate artificial intelligence (“AI”) tools and data-driven systems across our game development and publishing processes, including content creation, iteration cycles, player acquisition strategies, retention optimization, and monetization modeling. While we believe these technologies enhance efficiency and scalability, they may not deliver the expected improvements in development timelines, user engagement, or revenue generation. AI-generated outputs may contain errors, biases, or content that is inconsistent with player expectations or regulatory requirements. In addition, the use of AI technologies may expose us to evolving legal and regulatory frameworks governing data usage, intellectual property, and algorithmic accountability. Any failure to appropriately manage these risks could result in increased costs, regulatory scrutiny, litigation, or reputational harm, which could materially and adversely affect our business.

We depend on third-party platforms, distribution channels, and publishing partners, and changes in their policies or relationships with us could adversely affect our business.

Our AI gaming business relies on third-party platforms, including mobile application stores, online distribution channels, payment processors, and publishing partners, to distribute and monetize our games. These third parties control key aspects of the user experience, including game visibility, platform access, payment processing, and compliance requirements. Changes in platform policies, fee structures, ranking algorithms, or terms of service could reduce the visibility of our games, increase our operating costs, or limit our ability to distribute or monetize our content. In addition, our publishing arrangements may involve revenue-sharing structures and performance-based thresholds, which may affect the timing and amount of revenue recognized. If we are unable to maintain favorable relationships with these third parties or adapt to changes in their requirements, our business, financial condition, and results of operations could be materially adversely affected.

Our reliance on third-party developers, co-development arrangements, and outsourced production may expose us to delays, quality issues, and reduced control over our game pipeline.

Certain of our game titles may be developed, customized, or supported in collaboration with third-party developers or external production teams. In such cases, we may have limited control over development timelines, resource allocation, quality assurance processes, and operational execution. Third-party developers may fail to meet agreed milestones, deliver substandard work, or experience financial or operational difficulties, any of which could delay game launches or impair post-launch performance. Additionally, coordination challenges across multiple development teams may increase complexity and execution risk. Any failure by our development partners to perform as expected could adversely affect our ability to execute our release pipeline and achieve our revenue targets.

The use of AI and data-driven technologies may subject us to evolving regulatory requirements, data privacy obligations, and intellectual property risks.

Our AI gaming operations involve the use of data-driven systems, including player behavior analytics, automated content generation, and machine learning models. These activities may be subject to existing and emerging laws and regulations relating to data privacy, cybersecurity, artificial intelligence, and intellectual property. Regulatory frameworks governing AI are rapidly evolving in multiple jurisdictions, and compliance requirements may be uncertain or subject to change. In addition, the use of AI-generated content may raise questions regarding ownership rights, licensing obligations, or potential infringement of third-party intellectual property. Compliance with these requirements may require significant investment in legal, technical, and operational resources. Any failure to comply with applicable laws or to adequately address intellectual property concerns could result in regulatory penalties, legal disputes, or reputational damage.

Cybersecurity threats, including those leveraging artificial intelligence, may disrupt our operations and compromise user data.

Our gaming platforms and related infrastructure may be targeted by cybersecurity threats, including hacking, phishing, distributed denial-of-service attacks, and other malicious activities. The increasing use of AI by threat actors may enhance the sophistication and effectiveness of such attacks, making them more difficult to detect and mitigate. A successful cyberattack could result in unauthorized access to user data, disruption of game services, financial losses, and damage to our reputation. In addition, we may incur significant costs to investigate and remediate security incidents, comply with regulatory requirements, and implement enhanced security measures. Any material breach of our systems could adversely affect user trust, reduce player engagement, and negatively impact our business and operating results.

Our operations may be subject to regulatory restrictions on game content, monetization features, and user engagement practices in various jurisdictions.

The development, distribution, and operation of online games are subject to regulatory oversight in many jurisdictions. These regulations may include requirements related to content approval, age restrictions, anti-addiction measures, data localization, advertising practices, and in-game monetization features. Compliance with such regulations may delay game launches, limit our ability to implement certain gameplay or monetization mechanics, or require modifications to existing titles. In addition, regulatory requirements may vary significantly across markets and may change over time, increasing compliance complexity and costs. Failure to comply with applicable regulations could result in fines, suspension of operations, or restrictions on our ability to offer our games in certain markets, which could materially adversely affect our business.

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

On July 11, 2025, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) dated as of July 11, 2025, with certain individuals. Pursuant to the Purchase Agreement, the Company agreed to sell 60,000,000 Class A ordinary shares (333,333 shares after giving effect to the reverse stock split), with a par value of US$ 0.00003 per share (US$ 0.0009 per share after giving effect to the reverse stock split), which the purchase price per share is calculated by multiplying the lowest trading bid price over the past 60 trading days from April 15, 2025 to July 11, 2025 by 70%.

On January 30, 2026, the Company entered into an Equity Purchase Agreement (“Equity Purchase Agreement”) with Hudson Global Ventures, LLC, a Nevada limited liability company (the “Investor”). Pursuant to the Equity Purchase Agreement, the Company shall have the right, but not obligation, to issue and sell to the Investor up to an aggregate offering amount of US$50,000,000 (“Maximum Commitment Amount”) of our Ordinary Shares, par value US$0.00003 per share (US$ 0.0009 per share after giving effect to the reverse stock split), by the prospectus supplement dated February 4, 2026 and during the commitment period commencing on January 30, 2026 and terminating on the earliest of (i) the first day of the month next following the 24-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Investor shall have purchased all issuable shares pursuant to Purchase Agreement equal to the Maximum Commitment Amount (the “Commitment Period”). As at March 31, 2026, the Company have issued new shares of 43,209 Ordinary Class A ordinary shares as commitment shares and issued new shares of 859,166 Class A ordinary shares.

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

Our corporate affairs are governed by our Ninth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act (Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors (“Board”) than they would as shareholders of a U.S. public company.

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

On February 10, 2026, the Company has received a determination letter (the “Letter”) from the Nasdaq regarding a failure to meet Nasdaq’s minimum bid price requirements. The Letter notified that the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 32 consecutive business days, and as a result, not comply with Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The Company would be afforded a 180-calendar day period to demonstrate compliance with the Rule. However, due to the fact that the Company effected a one-for-six reverse stock split on December 30, 2025, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A). As a result, the Letter states that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market. The Company has submitted a request for a hearing before the Nasdaq Hearings Panel as the next step in the process in seeking an extension to satisfy the minimum bid price requirement set forth in the Rule for continued listing on The Nasdaq Capital Market. The request for a hearing would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

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

Our company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to thirty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. As a result, Mr. Stewart Lor, holding 4,610,365 Class B ordinary shares might have considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan are subject to these regulations as our company has become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

On June 18, 2025, the Company has issued (i) 650,000 Class B restricted Ordinary Shares (108,334 shares after giving effect to the reverse stock split) to Hogstream International Ltd., a company incorporated under the laws of British Virgin Islands, which is 100% held by Mr. Stewart Lor, the Co-Chief Executive Officer of the Company; and (ii) 550,000 Class B restricted Ordinary Shares (91,666 shares after giving effect to the reverse stock split) to Ms. Yuxia Xu, the Chief Financial Officer of the Company (together with the issuance of Class B restricted Ordinary Shares to Hogstream International Ltd., collectively referred to as the “issuance of B Shares”), as stock bonuses. The issuance of B Shares was calculated pursuant to the lowest trading bid price for the past 60 calendar days from April 20, 2025 to June 18, 2025, which is US$0.6200 per share (US$3.7200 shares after giving effect to the reverse stock split), all of which will rank pari passu in all respects with all existing shares of the Company.

On July 11, 2025, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) dated as of July 11, 2025, with certain individuals (collectively referred to as the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell 60,000,000 Class A ordinary shares (333,333 shares after giving effect to the reverse stock split), with a par value of US$ 0.00003 per share (US$ 0.0009 shares after giving effect to the reverse stock split), which the purchase price per share is calculated by multiplying the lowest trading bid price over the past 60 trading days from April 15, 2025 to July 11, 2025 by 70%.  The Offering is completed on July 17, 2025.

On July 29, 2025, the Group divested Anxin Jieda and its 90%-owned subsidiary AIedu from its holding company structure.

On August 1, 2025, the Company has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) dated as of August 1, 2025, with a Non-U.S. individual, pursuant to which the Company agreed to acquire 100% of the outstanding equity interests in Creation Intelligent Co., Limited (“Creation Intelligent”), a Hong Kong-based company that holds a 51% equity interest in PicAIGames Technology Co., Ltd. (“PICAIGAMES”), a mobile game developer and operator renowned for its innovative gameplay design and strong user engagement metrics.

Pursuant to the Share Purchase Agreement, the consideration for the acquisition of Creation Intelligent consists of certain tangible assets of the Company, with a total assessed market value of approximately RMB59.4 million. Upon execution of the Share Purchase Agreement, the Company is entitled to full management and disposal rights over Creation Intelligent, including indirect control over PICAIGAMES’s 51% equity interest. The transaction was closed on August 12, 2025, and the Company directly hold 100% of the equity interest in Creation Intelligent and indirectly hold 51% equity interest in PICAIGAMES.

On December 26, 2025, the Company announced a share consolidation at a ratio of 1:6 effective on December 30, 2025.

On January 5, 2026, the Company issued (i) 4,500,000 Class B Shares to Hogstream International Ltd., a company incorporated under the laws of British Virgin Islands, which is 100% held by Mr. Stewart Lor, the Co-Chief Executive Officer of the Company; and (ii) 3,200,000 Class B Shares to Ms. Yuxia Xu, the Chief Financial Officer of the Company, as stock bonuses for the year ended December 31, 2025.

On January 7, 2026,  (i) 4,542,860 Class A ordinary share (151,428 shares after giving effect to the reverse stock split) of a par value of US$0.00003 each (US$ 0.0009 shares after giving effect to the reverse stock split)), and (ii) 239,098 Class B ordinary shares of a par value of US$0.00003 each (the “Class B Shares”), are issued under the Company’s 2026 Stock Option Plan.

On January 12, 2026, the Company proposed to hold an annual general meeting on Frebuary 9, 2026, to approve the increase in Company’s authorised share capital from US$150,000 divided into 4,980,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares to US$1,500,000 divided into 49,980,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, by creation of an addition of 45,000,000,000 Class A ordinary shares.

On January 30, 2026, the Company entered into the Equity Purchase Agreement with the Investor, on January 30, 2026. Pursuant to the Equity Purchase Agreement, we shall have the right, but not obligation, to issue and sell to the Investor up to an aggregate offering amount of US$50,000,000 (“Maximum Commitment Amount”) of our Ordinary Shares, par value US$0.00003 per share (US$ 0.0009 share after giving effect to the reverse stock split), offered by this prospectus supplement and the accompanying prospectus from time to time at our request during the Commitment period. As of February 24, 2026, the Company have issued an aggregate of 27,071,296 Class A ordinary shares (902,375 shares after giving effect to the reverse stock split) as commitment shares and new issued shares to Hudson for the fund raising purpose.

On February 10, 2026, the Board approved a share consolidation (the “Share Consolidation”) of the Company’s Class A ordinary shares at a ratio of 30-to-1 so that every 30 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). The Board had sole discretion to implement the Share Consolidation under the authority granted by the annual general meeting resolution approved by the shareholders of the Company on February 9, 2026. The Share Consolidation was begun to trading on the Nasdaq Stock Market on March 5, 2026. As a result of the Share Consolidation, the par value of the Class A Shares was changed from $0.00003 per share to $0.0009 per share, and the issued and outstanding Class A shares will be reduced from 56,148,124 to approximately 1,831,650.

On March 6, 2026, the Company established an indirect wholly owned subsidiary, Fuzhou Powerstream Industrial Operation Services Co., Ltd. The principal activities of Fuzhou Hongrong Industrial Operation Services Co., Ltd are provision of operations, informatization and SAAS services in the bonded zone in Fuzhou Airport.

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

B. Business Overview

Overview

X3 Holdings headquartered in Singapore, is a global provider of digital solutions and technology services spanning diverse industries. We harness cutting edge technologies to forge agile, innovative business models across targeted global markets by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We target accelerated and transformative growth across digital technologies, cryptomining operations, renewable energy, and AI gaming, focusing on key markets in Asia, the Middle East, Africa, and Europe. Our vision is to be a differentiated and valuable company excelling in high growth industries with a global reach.

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

AI Gaming

Our AI Gaming segment focuses on the development, publishing, and live operation of digital games enhanced by artificial intelligence technologies. We utilize AI tools across the game development lifecycle, including content creation, iteration optimization, user acquisition, retention analytics, and monetization modeling, which we believe enables more efficient production timelines and data-driven decision-making. Our strategy is centered on a multi-title release pipeline supported by a combination of internally developed and externally collaborated titles, with performance informed by analytics-driven insights into player behavior and engagement. We distribute our games through third-party platforms, publishing partners, and digital distribution channels, and our commercial arrangements may include revenue-sharing structures based on game-level performance. We seek to expand this segment through the continued development of new titles, optimization of live operations, and strategic partnerships within the global gaming ecosystem..

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

Our corporate and government customers include (i) international trade businesses and manufacturers; (ii) governmental agencies and authorities; and (iii) logistics and other various service providers. We currently derive our revenues from five sources: (1) revenue from application development services generated from Powerbridge Digital Solutions, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization; (2) revenue from consulting and technical support services primarily generated from Powerbridge Digital Solutions; (3) revenue from subscription services generated from Powerbridge SaaS Services; (4) revenue from trading business; and (5) others revenue. We currently generate most of our revenues from application development services, which represented 49.1%, 46.1% and 58.1% of total revenue for the fiscal year ended December 2025, 2024 and 2023, respectively. Revenue from consulting and technical support services represented 38.6%, 30.7% and 21.5% of total revenue for the fiscal year ended December 31, 2025, 2024 and 2023, respectively. Revenue from subscription services represented 11.1%, 5.2% and 4.1% of total revenue for the fiscal year ended December 31, 2025, 2024 and 2023, respectively. Revenue from trading represented nil, 17.7% and 15.2% of total revenue for the fiscal year ended December 31, 2025, 2024 and 2023. Revenue from others represented 1.2%, 0.3% and 1.1% of our revenue for the fiscal year ended December 31, 2025, 2024 and 2023, respectively. For the fiscal years ended December 31, 2025, 2024 and 2023, our revenues were 6.3 million, $11.6 million and $16.8 million, respectively.

As of the date of this Annual Report, we had a total of 117 full-time employees, of which 58 are in research and development, 9 are in sales and marketing, 24 are in technical and customer services, and 26 are in general administration.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	A diversified business with clear and robust growth strategies in high growth markets with multiple revenue and profit models.

●	Over two decades of technology expertise and capabilities underpinning business innovation and transformation.

●	Consistent value creation for stakeholders facilitated by globally integrated resources and operations to support overall growth.

●	A potent entrepreneurial spirit prevalent throughout global operations, shared by our management, employees, and business partners.

●	An agile and seasoned management, complemented by a partnership network adept at realizing the company’s global vision.

Our Growth Strategies

We plan to grow and expand our business by pursuing the following growth strategies:

●	Focus on executing business segment strategies to expand and strengthen expertise, capabilities and resources to drive overall growth.

●	Continue to pursue a global and diversified business growth strategy to ensure sustained growth, effectively countering market uncertainties.

●	Accelerate our research and development of cutting-edge technologies to continue expanding our solutions and service offerings.

●	Persist in creating and replicating agile and innovative business models, capitalizing on market opportunities to accelerate revenue and profit growth.

●	Expand by organic and inorganic growth wherever strategic opportunities emerge, adopting a disciplined approach to ensure future earnings growth.

We adopt differentiated and tailored growth strategies and priorities for each business segment:

●	Digital Technologies: Harness the power of digital transformation to redefine global trade and increase market penetration with expanded solutions and offerings.

●	Cryptomining Operations: Scale up bitcoin cryptomining capacities with sustainable energy sources across globally diversified hosting sites.

●	Renewable Energy: Focus on development and operations of large scale integrated renewable energy projects in key markets.

●	AI Gaming: Amplify market presence with expanded AI-driven game development and publishing solutions and services in select markets.

Our Solutions and Services

We are a provider of digital solutions and technology services spanning diverse industries in targeted markets, operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and AI gaming.

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

AI Gaming

We offer AI-enabled gaming platforms and digital technologies designed to enhance game development efficiency and optimize live operations across the full publishing lifecycle. By leveraging big data, artificial intelligence, and advanced analytics, we support accelerated time-to-market, data-driven user acquisition, and sustainable monetization strategies through collaboration with global developers and publishing partners. Our integrated approach combines AI-embedded development pipelines with data-driven publishing frameworks, creating continuous feedback loops between development, launch, and live operations, which we believe reduces execution risk, improves commercialization efficiency, and enhances revenue visibility across our game portfolio.

AI Gaming Platform: We provide an AI gaming platform and related services that support the design, testing, and optimization of game mechanics through data-driven insights and decision-making tools. Our platform leverages big data, artificial intelligence, and behavioral analytics to analyze game economies, including player spending patterns, virtual currency flows, and item valuation, as well as gameplay progression metrics such as level completion rates, difficulty calibration, and reward distribution to enhance balance and engagement. In addition, we integrate analytics software development kits (SDKs), player segmentation models, churn prediction tools, and engagement indicators—including session duration, interaction patterns, and retention signals—to enable developers and publishers to manage player cohorts, optimize retention, and maintain overall community health.

AI-Powered Publishing Solution: We offer integrated publishing and live operations solutions designed to improve user acquisition efficiency, reduce customer acquisition costs, increase player lifetime value, and support scalable global deployment. Our solutions incorporate predictive analytics, A/B testing frameworks, dynamic difficulty adjustment, and fraud detection systems to enhance marketing effectiveness and player engagement, while leveraging cloud-based infrastructure and real-time data processing capabilities to support matchmaking, server load balancing, and performance optimization. We collaborate with global distribution partners to facilitate multi-channel deployment and efficient commercialization across diverse geographic markets.

Integrated Game Operations and Live Services: We provide end-to-end game operations and live services to support the ongoing performance, scalability, and longevity of game titles following launch. Our framework leverages real-time analytics, AI-driven automation, and continuous content updates to optimize player lifecycle management, including engagement, retention, and monetization strategies based on evolving player behavior and market conditions. Our services include live event management, content updates, community engagement, and continuous monitoring of key performance indicators such as retention rates, average revenue per user, and lifetime value, supported by backend infrastructure for server management, uptime monitoring, and performance optimization. This integrated approach enables rapid response to player feedback and operational dynamics, supporting sustained engagement and long-term revenue generation.

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

Our sales team is organized by customer type and geography. Our direct sales force is supported by sales engineers and service consultants. Our indirect channel partners include value added resellers, system integrators, software and application providers, system hardware providers and other referral partners. As of the date of this Annual Report, our sales teams consisted of 9 full-time sales and marketing personnel. For the fiscal year ended December 31, 2025, 2024 and 2023, our sales and marketing expense were approximately 0.7 million, $1.1 million and $1.5 million, respectively, representing 10.4%, 9.5% and 8.8% of our total revenues for the fiscal year ended December 31, 2025, 2024 and 2023, respectively.

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

Research and Development (“R&D”)

Our R&D organizations consist of dedicated engineering and technology employees, who are responsible for the design, development, testing and delivery of all aspects of our technologies, solutions and services. As of the date of this Annual Report, our team consists of 58 full-time R&D personnel. We incurred expenses of 2.6 million, $4.1 million and $4.8 million in R&D for the fiscal year ended December 31, 2025, 2024 and 2023, respectively.

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

As of the date of this Annual Report, we have 16 registered patents, 148 registered software copyrights and 23 registered trademarks in the PRC. In addition, we own 10 URL designations and domain names, including x3holdings.com, powerbridgetech.com, enlightenmetaspace.com, powercrypto.pro, pbts.cloud, pbtyun.com, pbtcloud.com, cs-estone.com, erp-china.com, and powerbridge.com.

We do not have applications pending in any jurisdiction other than China. We do not know if these applications will be granted as patents, and if they are granted as patents whether they will provide meaningful protection against their party competitors.

Facilities

We have set up global headquarters in Singapore (“Singapore HQ Office”) and a Guangzhou office as our strategic pursuit of global presence, which is fully operational as of December 31, 2025. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. As of the date of this Annual Report, we maintain the following facilities in China. In addition to our headquarters, we lease space in Singapore, Guangzhou, Zhuhai, Wuhan, Changsha, Nanning, and Hangzhou. Rent expenses amounted to $400,000, $460,284 and $344,775 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

Facility	Address	Space (㎡)
Wuhan Office	Rm 1605, Building C, Tongcheng Plaza, Hanjiang District, Wuhan, Hubei, China	107.39

Changsha Office	Rm 1006, 1008, 1010 10th Fl, Block C2, Wanda Plaza, No. 589 Zhongshan Road, Kaifu, Changsha, Hunan 410015, China	185.76

Nanning Office	Suite 2209, 22nd Fl, Block 2, 118 Dongge Road Qingxiu, Nanning, Guangxi 530012, China	260

Jinan Office	Room 1-802, Building 13, Jindi Huazhu, Lixia District, Jinan City	129.3

Zhuhai Office	8th and 9th Fl, C2 Building, Advance Business Park, No.29 Lanwan Road, Tangjia Bay, Xiangzhou District, Zhuhai, China	1820

Guangzhou Office	No.69, Nanhu Middle Road, Tonghe, Baiyun District, Guangzhou, China	3150.69

Singapore HQ Office	Suite 412, Tower A, Tai Seng Exchange One Tai Seng Avenue, Singapore 536464	210

Guangzhou Office	Room 412,4th F4, No.9 & No.11 Jiangong Road, Zhongshan Avenue, Tianhe District, Guangzhou, China	360

Employees

As of the date of this Annual Report, we believe that our culture has been and will continue to be a key contributor to our success. We have optimized our operations in 2025 fiscal year and the number of our total employees decreased from 137 in December 2024 to 117 as of the date of this Annual Report,. We had a total of 117 full-time employees, of which 58 are in research and development, 9 are in sales and marketing, 24 are in technical and customer services, and 26 are in general administration.

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

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 49.1%,46.1% and 58.1% of total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. We generate revenue from consulting and technical support services, which represent 38.6%, 30.7% and 21.5% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. We also earn subscription service revenue from customers accessing our SaaS, which represent 11.1%, 5.2% and 4.1% of our revenue for the years ended December 31, 2025, 2024 and 2023. We generated revenue from trading business, which represent nil, 17.7% and 15.2% of total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Other revenue represented 1.2%, 0.3% and 1.1% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Recent Developments

Effective on April 30, 2025, Ms. Yuxia Xu resigned as an executive Director. To fill in the vacancy created by the resignation of Ms. Yuxia Xu, the Board appointed Mr. Ee Fong Voon to serve as an executive Director, with effect on and from April 30, 2025. In addition, we appointed Mr. Voon as the co-chief executive officer (“Co-CEO”), effective as of April 30, 2025. Acting jointly in the capacity as Co-CEO with Mr. Lor, Mr. Voon is responsible for overseeing our international business expansion and strategic partnerships. He also leads the cross-border business development initiatives and strengthens regional operational capabilities to support our global growth strategy. On February 12, 2026, Mr. Ee Fong Voon and Mr. Philip Tao Qiu resigned as an executive Director and a co-chief executive officer and an independent Director, a chairman of the compensation committee of the Board and a member of the nominating committee and the audit committee of the Board, respectively. To fill in the vacancy created by the resignations of Mr. Voon and Mr. Qiu, respectively, the Board appointed Ms. Yuxia Xu and Mr. Haoqing Su to serve as an executive Director and an independent Director, a chairman of the compensation committee and a member of the nominating committee and the audit committee, respectively, with effect on and from February 13, 2026.

On May 19, 2025, we entered into purchase agreements with thirteen investors. Pursuant to the Purchase Agreement, we agreed to sell 124,031 Class A ordinary shares, at a purchase price of $77.4 per share. We have received proceeds of $5.0 million as of December 31, 2025. Outstanding subscription receivable amounted to $4.6 million as of December 31, 2025.

On July 11, 2025, we entered into a definitive securities purchase agreement with certain individuals, the Company agreed to sell 333,333 Class A ordinary shares with consideration of $25.8 million. We issued 333,333 Class A ordinary shares on July 17, 2025, outstanding subscription receivable amounted to $25.8 million as of December 31, 2025.

On August 1, 2025, we acquired 100% equity interest in Creation Intelligent Co., Limited (“Creation Intelligent”) (2and its 51% held subsidiary PicAIGames Technology Co., Ltd. (“PicAIGames”) PicAIGames is engaged in mobile game developer and operator renowned for its innovative gameplay design and strong user engagement metrics. The fair value of the consideration for this acquisition was approximately $8.9 million.

On August 13, 2025, we entered into a promissory note agreement with a creditor, pursuant to which we issued the creditor an unsecured promissory note with original principal amount of $1,095,000 for $1,000,000 in gross proceeds. The promissory note bears interest at a rate of 8% per annum compounding daily and have a term of twelve months. The promissory note includes an original issue discount of $80,000 along with $15,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. We may prepay all or a portion of the promissory note at any time by paying 120% of the outstanding balance elected for pre-payment. We have collected $1.0 million as of December 31, 2025.

On January 30, 2026, we entered into purchase agreements with an investor to sell up to $50,000,000 of newly issued Class A ordinary shares, over the period of 24 months from the date of the execution of the purchase agreement, and an aggregate of 43,209 of Class A ordinary shares issue to the investor as consideration for its commitment to enter into the purchase agreement. We will receive gross proceeds of $50.0 million in connection with the offering before deducting the related offering expenses. As of this annual report filing date, we have received proceeds of approximately $2.7 million.

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

Our business of providing digital solutions and technology services spans diverse industries. We harness cutting edge technologies to forge agile, innovative business models by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We target accelerated and transformative growth across digital technologies and crypto mining operations.

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

For the years ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended
	December 31,
	2025	2024	Change	% Change

REVENUES:
Application development services	$3,091,745	$5,348,816	$(2,257,071)	(42.2)%
Consulting and technical support services	2,426,085	3,563,248	(1,137,163)	(31.9)%
Subscription services	697,387	606,313	91,074	15.0%
Trading revenue	-	2,055,815	(2,055,815)	(100.0)%
Others revenue	76,792	37,250	39,542	106.2%
Total revenues	6,292,009	11,611,442	(5,319,433)	(45.8)%

COST OF REVENUES:
Application development services	1,386,061	3,421,696	(2,035,635)	(59.5)%
Consulting and technical support services	702,567	1,420,126	(717,559)	(50.5)%
Subscription services	64,279	49,642	14,637	29.5%
Trading	-	2,044,973	(2,044,973)	(100.0)%
Others	93,261	53,770	39,491	73.4%
Total cost of revenues	2,246,168	6,990,207	(4,744,039)	(67.9)%

GROSS PROFIT	4,045,841	4,621,235	(575,394)	(12.5)%

OPERATING EXPENSES:
Selling and marketing	654,494	1,103,266	(448,772)	(40.7)%
General and administrative	6,458,581	7,179,289	(720,708)	(10.0)%
(Recovery of) provision for credit losses	(1,352,466)	5,358,510	(6,710,976)	(125.2)%
Research and development	2,553,431	4,062,297	(1,508,866)	(37.1)%
Share-based compensation	6,027,637	5,834,999	192,638	3.3%
Impairment charges	21,847,760	64,485,916	(42,638,156)	(66.1)%
Total operating expenses	36,189,437	88,024,277	(51,834,840)	(58.9)%
OPERATING LOSS FROM OPERATIONS	(32,143,596)	(83,403,042)	51,259,446	(61.5)%

OTHER INCOME (EXPENSES)
Gain from disposition of a subsidiary	4,581,885	-	4,581,885	-%
(Loss) gain from equity investment	(50,192)	-	(50,192)	-%
Loss on debt extinguishment	-	(473,653)	473,653	(100.0)%
Change in fair value of convertible notes	-	1,048,271	(1,048,271)	(100.0)%
Other expense, net	(454,977)	(1,127,491)	672,514	(59.6)%
Total other income (expenses)	4,076,716	(552,873)	4,629,589	(837.4)%

LOSS BEFORE INCOME TAXES	(28,066,880)	(83,955,915)	55,889,035	(66.6)%

INCOME TAX BENEFIT	(1,664,473)	(122,754)	(1,541,719)	1255.9%

NET LOSS	$(26,402,407)	$(83,833,161)	$57,430,754	(68.5)%

Revenues

We derive revenues from five sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue, and (5) others.

For the year ended December 31, 2025, our total revenue was approximately $6.3 million as compared to approximately $11.6 million for the year ended December 31, 2024. Our total revenue decreased by approximately $5.3 million, or 45.8%. The overall decrease in total revenue was primarily attributable to approximately $2.3 million decrease in revenue from application development services, approximately $2.1 million decrease in trading revenue and approximately $1.1 million decrease in consulting and technical support services.

Revenue from application development services

Our application development service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

For the year ended December 31, 2025, our application development service revenue was approximately $3.1 million as compared to approximately $5.3 million for the year ended December 31, 2024. The decrease in application development service revenue was approximately $2.3 million or 42.2% due to fewer new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was approximately $2.9 million for the year ended December 31, 2025, as compared with approximately $4.7 million of the related revenue for the year ended December 31, 2024.

Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require us to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

For the year ended December 31, 2025, our consulting and technical support service revenue was approximately $2.4 million as compared to approximately $3.6 million for the year ended December 31, 2024. The decrease in consulting and technical support service revenue was approximately $1.1 million, or 31.9% due to fewer new projects during such period.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing our software-as-a-service applications. Our monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

For the year ended December 31, 2025, our subscription service revenue was approximately $0.7 million as compared to approximately $0.6 million for the year ended December 31, 2024.

Trading revenue

We start to sell products to its customers for the year ended December 31, 2021. Revenue from trading revenue was nil for the year ended December 31, 2025 as compared to approximately $2.1 million for the year ended December 31, 2024.

Others revenue

We began to receive income from other fields, Revenue from other fields was approximately $0.1 million and approximately $0.04 million for the years ended December 31, 2025 and 2024, respectively, and represented 1.2% and 0.3% of our total revenue for the years ended December 31, 2025 and 2024, respectively.

Cost of Revenues

Our cost of revenues mainly consists of compensation benefit expenses for our professionals, material cost, travel expenses related to revenue contracts and purchase cost of products.

Our cost of revenues decreased by approximately $4.7 million or 67.9% to approximately $2.2 million for the year ended December 31, 2025 from approximately $7.0 million for the year ended December 31, 2024, which was mainly attributable to a decrease of approximately $2.0 million in cost of revenue from trading, a decrease of approximately $2.0 million in cost of revenue from application development service and a decrease of approximately $0.7 million in cost of revenue from consulting and technical support services. Our cost of revenue from application development services, consulting and technical support services, subscription services, trading and others was approximately $1.4 million, $0.7 million, $0.06 million, nil and $0.1 million for the year ended December 31, 2025, respectively, as compared to approximately $3.4 million, $1.4 million, $0.05 million, $2.0 million and $0.1 million for the year ended December 31, 2024, respectively.

Gross profit

	For the Years Ended
	December 31,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$1,705,684	55.2%	$1,927,120	36.0%
Consulting and technical support services	1,723,518	71.0%	2,143,122	60.1%
Subscription services	633,108	90.8%	556,671	91.8%
Trading revenue	-	-%	10,842	0.5%
Others revenue	(16,469)	(21.4)%	(16,520)	(44.3)%
Total gross profit	$4,045,841	64.3%	$4,621,235	39.8%

Our gross profit decreased by approximately $0.6 million or 12.5% from approximately $4.6 million for the year ended December 31, 2024 to approximately $4.0 million for the year ended December 31, 2025. Gross margin as a percent of overall revenue for the years ended December 31, 2025 and 2024 was 64.3% and 39.8%, respectively.

Gross profit for application development services decreased by approximately $0.2 million or 11.5% from $1.9 million for the year ended December 31, 2024 to approximately $1.7 million for the year ended December 31, 2025, the decrease was in line with decreased revenue. Gross profit margin for the years ended December 31, 2025 and 2024 was 55.2% and 36.0%, respectively.

Gross profit for consulting and technical support services decreased by approximately $0.4 million or 19.6% from approximately $2.1 million for the year ended December 31, 2024 to approximately $1.7 million for the year ended December 31, 2025, the decrease was in line with decreased revenue. Gross profit margin for the years ended December 31, 2025 and 2024 was 71.0% and 60.1%, respectively.

Gross profit for subscription services kept steady at approximately $0.6 million for the year ended December 31, 2025 and 2024. Gross profit margin was 90.8% and 91.8% for the years ended December 31, 2025 and 2024, respectively.

Gross profit for trading revenue was nil and $0.01 million for the years ended December 31, 2025 and 2024, respectively; gross profit margin was nil and 0.5% for the years ended December 31, 2025 and 2024, respectively.

Gross loss for others revenue kept steady at approximately $0.02 million for the year ended December 31, 2025 and 2024. Gross loss margin was 21.4% and 44.3% for the year ended December 31, 2025 and 2024, respectively.

Operating Expenses

	For the Years Ended
	December 31,
	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$654,494	$1,103,266	$(448,772)	(40.7)%
General and administrative	6,458,581	7,179,289	(720,708)	(10.0)%
(Recovery of) provision for credit losses	(1,352,466)	5,358,510	(6,710,976)	(125.2)%
Research and development	2,553,431	4,062,297	(1,508,866)	(37.1)%
Share based compensation	6,027,637	5,834,999	192,638	3.3%
Impairment charges	21,847,760	64,485,916	(42,638,156)	(66.1)%
Total operating expenses	$36,189,437	$88,024,277	$(51,834,840)	(58.9)%

Our operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, provision for credit losses, stock-based compensation and impairment charges. Operating expenses decreased by approximately $51.8 million, or 58.9%, from approximately $88.0 million for the year ended December 31, 2024 to approximately $36.2 million for the year ended December 31, 2025. The decrease in our operating expenses was primarily due to approximately $42.6 million decreased in impairment charges, approximately $6.7 million decreased in provision for credit losses and approximately $1.5 million decreased in R&D expense.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by approximately $0.4 million or 40.7% from approximately $1.1 million for the year ended December 31, 2024 to approximately $0.7 million for the year ended December 31, 2025. The decrease was primarily attributable to decreased salary due to personnel optimization for the year ended December 31, 2025.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by approximately $0.7 million or 10.0% from approximately $7.2 million for the year ended December 31, 2024 to approximately $6.5 million for the year ended December 31, 2025. The decrease was due to decreased depreciation and amortization fee, partially offset by increased professional consulting fee. As a percentage of revenues, general and administrative expenses were 102.6% and 61.8% of our total revenue for the years ended December 31, 2025 and 2024, respectively.

Recovery of credit losses was approximately $1.4 million for the year ended December 31, 2025, as compared to provision for credit losses of approximately $5.4 million for the year ended December 31, 2024, the changes was due to strengthened collection for the year ended December 31, 2025.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by approximately $1.5 million from approximately $4.1 million for the year ended December 31, 2024 to approximately $2.6 million for the year ended December 31, 2025, representing 40.6% and 35.0% of our total revenues for the years ended December 31, 2025 and 2024, respectively. We expect to continue investing in R&D and anticipate that our ability to effectively utilize our R&D capabilities will significantly affect our future operating results.

Share-based compensation increased by approximately $0.2 million from approximately $5.8 million for the year ended December 31, 2024 to approximately $6.0 million for the year ended December 31, 2025.

Impairment charges decreased by approximately $42.6 million from approximately $64.5 million for the year ended December 31, 2024 to approximately $21.8 million for the year ended December 31, 2025. We evaluated the recoverability of non-current assets by engaging an independent valuation firm to perform the valuation and determined that certain assets’ fair value is less than the carrying amount.

Other Income (Expense)

Gain from disposition of a subsidiary

On July 14, 2025, we signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Hong Kong Anxin Jieda Co., Limited and its subsidiaries, Ascendent Insight Education Co., Ltd. and Xingtai Ningyao Technology Co., Ltd., for a total consideration of $6,370 (HKD50,000). The transaction was closed on July 29, 2025. For the year ended December 31, 2025, the Group recorded a gain of approximately $4.6 million resulting from the disposition of Anxin Jieda and its subsidiaries,

Loss on debt extinguishment

Loss on debt extinguishment derived from extinguishment of debt in accordance with ASC 470, the difference between the fair value of convertible notes immediately after the modification and the carrying value of convertible notes immediately before the modification was recognized as a loss of debt extinguishment in the amount of approximately $0.5 million for the year ended December 31, 2024. No such loss incurred for the year ended December 31, 2025.

Change in fair value of convertible notes

We elected the fair value option to account for its convertible notes. For the year ended December 31, 2024, we recognized an unrealized gain of approximately nil and an unrealized gain of approximately $1.0 million, respectively. No such gain recognized for the year ended December 31, 2025.

Other expense, net

Other expense was primarily related to interest expenses, interest income, government subsidy income and other items. Our other expense decreased by approximately $0.7 million from approximately $1.1 million for the year ended December 31, 2024 to approximately $0.5 million for the year ended December 31, 2025, due to less interest expense and loss on disposal of assets.

Income Tax Benefit

Income tax benefit increased by approximately $1.5 million, or 1,255.9%, from approximately $0.1 million for the year ended December 31, 2024, to approximately $1.7 million for the year ended December 31, 2025. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary - Powerbridge Zhuhai was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to an income tax rate of 25%.

Net Loss

As a result of the foregoing, our net loss decreased by $57.4 million from $83.8 million for the year ended December 31, 2024 to $26.4 million for the year ended December 31, 2025. The decreased net loss was the result of decreased operating expense and increased gain from disposition of a subsidiary as discussed above.

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

Revenue from application development services

Our application development service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

For the year ended December 31, 2024, our application development service revenue was approximately $5.3 million as compared to approximately $9.8 million for the year ended December 31, 2023. The decrease in application development service revenue was approximately $4.4 million or 45.3% due to fewer new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was approximately $4.7 million for the year ended December 31, 2024, increased from approximately $2.0 million of the related revenue for the year ended December 31, 2023.

Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require us to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

Our consulting and technical support service revenue was approximately $3.6 million for both the years ended December 31, 2024 and 2023.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing our software-as-a-service applications. Our monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

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

Change in fair value of convertible notes

We elected the fair value option to account for its convertible notes. For the year ended December 31, 2024 and 2023, we recognized an unrealized gain of approximately $1.0 million and an unrealized loss of approximately $0.02 million, respectively.

Gain from fair value change in equity investments

Gain from fair value change in equity investments derived from two step acquisitions. On January 5, 2023, we completed acquisition of 50.99% equity interest in Smartconn, consisting of an acquisition of 31% equity interest of Smartconn acquired from the previous shareholder and an investment of 19.99% equity interest in Smartconn which the Group has already held prior to January 5, 2023. We recognized a loss of approximately $0.3 million in fair value change for the previous 19.99% equity interests. On March 28, 2023, we completed acquisition of 100% equity interest in Boxirui, consisting of an acquisition of 65% equity interest of Boxinrui acquired from the previous shareholder and an investment of 35% equity interest in Boxinrui which the Group has already held prior to March 28, 2023. We recognized a gain of approximately $2.7 million in fair value change for the previous 35% equity interests. No such gain recognized for the year ended December 31, 2024.

Fair value loss on financial instruments

Fair value loss on financial instrument is derived from acquisition of Smartconn on January 5, 2023, and acquisition of Boxinrui on March 28, 2023 which involved payments of future financial instrument upon the shares price is lower than the payment date price. Put options liabilities are recorded for the estimated fair value of the financial instrument on the merger date. The fair value of the financial instrument is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. We recorded an unrealized loss of approximately $71.0 million for the year ended December 31, 2023. No such loss incurred for the year ended December 31, 2024.

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

Non-GAAP Financial Measures

We use non-GAAP measures, such as adjusted net loss in evaluating its operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, loss/gain on fair value change on financial instruments and convertible debt and fair value loss on financial instruments and financial assets. We believe that the non-GAAP financial measures provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Years Ended
	December 31,
	2025	2024	2023

Net loss:	$(26,402,407)	$(83,833,161)	$(122,227,195)
Add:
Share-based compensation expenses	6,027,637	5,834,999	6,058,117
Change in fair value of convertible debt	-	(1,048,271)	21,166
Fair value loss on financial instrument	-	-	71,006,115
Adjusted net loss	$(20,374,770)	$(79,046,433)	$(45,141,797)

Impact of Foreign Currency Fluctuations

Foreign currency translation income (loss) was approximately $0.6 million, ($0.8) million and ($1.7) million for the years ended December 31, 2025, 2024 and 2023, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	December 31, 2025	December 31, 2024	December 31, 2023
At the end of the period - USD: RMB	$1=RMB6.9931	$1=RMB7.2993	$1=RMB7.0999
Average rate for the period - USD: RMB	$1=RMB7.1875	$1=RMB7.1957	$1=RMB7.0809

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2025, cash of approximately $1.9 million were fully held in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

For the year ended December 31, 2025, we incurred a net loss of approximately $26.4 million and had operating cash outflow of approximately $3.2 million. We have historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, we monitor and analyze cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of December 31, 2025, we had cash of approximately $2.2 million.

On May 19, 2025, we entered into purchase agreements with thirteen investors. Pursuant to the Purchase Agreement, we agreed to sell 124,031 Class A ordinary shares, at a purchase price of $77.4 per share. We have received proceeds of $5.0 million as of December 31, 2025. Outstanding subscription receivable amounted to $4.6 million as of December 31, 2025.

On July 11, 2025, we entered into a definitive securities purchase agreement with certain individuals, we agreed to sell 333,333 Class A ordinary shares with consideration of $25.8 million. We issued 333,333 Class A ordinary shares on July 17, 2025, outstanding subscription receivable amounted to $25.8 million as of December 31, 2025.

On January 30, 2026, we entered into purchase agreements with an investor to sell up to $50,000,000 of newly issued Class A ordinary shares, over the period of 24 months from the date of the execution of the purchase agreement, and an aggregate of 43,209 of Class A ordinary shares issue to the investor as consideration for its commitment to enter into the purchase agreement. We will receive gross proceeds of $50.0 million in connection with the offering before deducting the related offering expenses. As of this annual report filing date, we have received proceeds of approximately $2.7 million.

We believe that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experiences changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended
	December 31,
	2025	2024	2023

Net cash used in operating activities	$(3,240,755)	$(992,440)	$(11,152,805)
Net cash used in investing activities	(872,727)	(1,510,863)	(2,430,858)
Net cash provided by financing activities	1,944,435	2,177,110	9,289,034
Effect of exchange rate change on cash, cash equivalent and restricted cash	117,194	(124,747)	(370,193)
Net decrease in cash, cash equivalent and restricted cash	$(2,051,853)	$(450,940)	$(4,664,822)

Operating Activities

Net cash used in operating activities was approximately $3.2 million for the year ended December 31, 2025. Cash used in operating activities for the year ended December 31, 2025 mainly consisted of approximately $26.4 million of net loss, adjustment of $23.6 million non-cash items, a decrease of approximately $4.5 million in accounts payable, a decrease of approximately $2.5 million in accrued expenses and other current liabilities, offset by a decrease of approximately $6.1 million in accounts receivable, a decrease of approximately $0.7 million in prepayments, deposits and other assets and a decrease of approximately $0.3 million in lease liabilities.

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

Investing Activities

Net cash used in investing activities was approximately $0.9 million for the year ended December 31, 2025. Cash used in investing activities for the year ended December 31, 2025 consisted of approximately $1.0 million spending on purchases of intangible assets and property and equipment and cash paid for long -term investment of approximately $0.2 million, offset by approximately $0.3 million repayment from related parties.

Net cash used in investing activities was approximately $1.5 million for the year ended December 31, 2024. Cash used in investing activities for the year ended December 31, 2024 consisted of approximately $1.6 million spending on purchases of intangible assets and property and equipment and net loans to third parties of approximately $0.3 million, offset by approximately $0.4 million repayment from related parties.

Net cash used in investing activities was approximately $2.4 million for the year ended December 31, 2023. Cash used in investing activities for the year ended December 31, 2023 consisted of approximately $1.9 million spending on purchases of intangible assets and property and equipment, net loans to third parties of approximately $1.3 million and payment to related party of approximately $0.6 million, offset by approximately $1.4 million repayment from related parties.

Financing Activities

Net cash provided by financing activities was approximately $1.9 million for the year ended December 31, 2025. Net cash provided by financing activities for the year ended December 31, 2025 was mainly consisted of proceeds of approximately $9.0 million from private placements and proceeds of approximately $3.0 million from bank loans, offset by net proceeds of approximately $5.6 million from third parties, approximately $3.9 million repayment to bank loans and approximately $0.5 million repayment to convertible notes.

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

Capital Expenditures

We made capital expenditures of $1.0 million, $1.6 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. We will continue to make capital expenditures to meet the expected growth of its business.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include but not limited to the useful lives of property and equipment and intangible assets, impairment of long-lived assets and antique art pieces, impairment of goodwill, valuation of accounts receivables, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

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

We elected the fair value option to account for its convertible loan. We engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans is calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect our own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 9 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for credit losses. We estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable is considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Intangible assets, net

Our intangible assets mainly include capitalized development costs, purchased software and acquired software from business acquisitions. We follow the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. We expense all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the year ended December 31, 2025, due to slow development of Hongchuangxin and Creation Intelligent, we evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Hongchuangxin and Creation Intelligent were less than carrying value. Therefore, the Group recorded impairment on the intangible assets acquired from the acquisition of Hongchuangxin and Creation Intelligent of in the amount of approximately $7.2 million and approximately $7.9 million for the year ended December 31, 2025. For the year ended December 31, 2024, due to slow development of Smartconn and Boxinrui, we evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn and Boxinrui was less than carrying value. Therefore, we impaired the intangible assets acquired from the acquisition of Smartconn and Boxinrui of approximately $12.7 million and approximately $14.1 million for the year ended December 31, 2024. For the year ended December 31, 2023, due to slow development of Smartconn, we evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, we impaired the intangible assets acquired from the acquisition of Smartconn of approximately $2.3 million for the year ended December 31, 2023.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. We evaluate its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. For the year ended December 31, 2025, we performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Hongchuangxin was less than carrying value. We impaired the goodwill acquired from the acquisition of Hongchuangxin of approximately $4.8 million for the year ended December 31, 2025. For the year ended December 31, 2024, we performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Hongchuagnxin was less than carrying value. We impaired the goodwill acquired from the acquisition of Boxinrui and Hongchuangxin of approximately $15.0 million and approximately $2.9 million for the year ended December 31, 2024. For the year ended December 31, 2023, we performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Boxinrui and Smartconn was less than carrying value. We impaired the goodwill acquired from the acquisition of Boxinrui and Smartconn of approximately $8.6 million and approximately $21.1 million for the year ended December 31, 2023.

Revenue recognition

We adopted ASC Topic 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

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

(1) Revenue from application development service

Our application development service contracts are primarily on a fixed-price basis, which require we to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, we are generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

Our application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, we have enforceable right on payments for the work performed.

We sometimes provide a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, we believe the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and we also provide the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by our performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

We assess that application development service, PCS or specific service and service-type warranty service, if applicable, are distinct performance obligations in the application development service contracts. We provide these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as our performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. We use an input method based on cost incurred as we believe that this method most accurately reflects our progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires us to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. Our estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. We have adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, we recognize the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, we have not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if we entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, we sell and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, we control the IT equipment before they are transferred to the customer. We have the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, we consider it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. We assesse the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require we to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

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

(5) Others revenue

In April 2023, we initiated a strategic expansion to other business, such as regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. Our services under regional cooperation agreements include marketing support to advertise as well as utilization of our trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. We charge a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all our cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since we provide no financing to authorized distributors and offers no guarantees on their behalf, the services provided by we are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation.

In August, 2025, we started to offer mobile game distribution service for game operators (either game owner / developer or game platform) and earns monthly distribution service fee over the contractual term. We do not have the primary responsibility for fulfillment and acceptability of the game services to the end users. Our responsibilities are distributing games and providing market promotion service over the contract term. Accordingly, we records the game distribution service revenue on a net basis based on the pre-determined profit-sharing ratios when the performance obligations are satisfied on the monthly basis over the contract term.

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

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. We record unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents our right to consideration in exchange for the service that we have performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when we have the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2025 and 2024 the balance of deferred revenue amounted to approximately $2.0 million and $1.9 million, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025 and 2024. All of the tax returns of our subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Name	Age	Position
Stewart Lor	63	Chief Executive Officer, President, and Chairman of the Board
Yuxia Xu	54	Executive Director, Chief Financial Officer and Chief Operating Officer
Charles Tingru Ou	50	Chief Product Officer
Wei Jiang(1)(4)	54	Independent Director
Ruizhong Jiang(2)	62	Independent Director
Haoqing Su (3)	64	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Nominating Committee.

(3)	Chair of the Compensation Committee.

(4)	Audit Committee financial expert.

Stewart Lor is a co-founder of our Company and served as our chief executive officer (“CEO”) and co-Chairman of the Board from October 2019 to July 2022. After Mr. Ban Lor’s resignation from his position as the co-CEO and co-Chairman of the Board on July 29, 2022, Mr. Stewart Lor has been serving as our sole CEO and Chairman of the Board. Mr. Lor has been serving on our Board and as our chief financial officer (“CFO”) since August 2018, and as our President since October 2019. Mr. Lor ceased to act as the CFO of the Company on April 15, 2022. Previously, he served on our Board and as our Chief Operating Officer from October 1997 to September 2006. Mr. Lor served as president of Lorons International Corporation from August 1988 to October 1995. He had served various executive positions at Cmark Holdings Ltd. and Fanz Co., Ltd. from November 2006 to September 2017. He holds a B.S. in Biochemistry from State University of New York at Stony Brook. We believe he is qualified to serve on the Board because of the perspective and experience he brings as our co-founder.

Yuxia Xu is appointed as the CFO and Chief Operating Officer of the Company, with effect from May 1, 2022, and appointed as an executive director of the Company from October 28, 2022 to April 30, 2025 and then appointed as an executive director of the Company on February 12, 2026. Ms. Xu is a seasoned and proven professional in the fields of capital markets, accounting management, information technology and management consulting. She had served as a Senior Consultant to the Company since 2017 and had previously held various management and operations positions, including: chief operating officer at Fanz Corporation, an entertainment technology company; managing director at Cmark Capital, a financial services and investment firm; vice president at Ntechnology, a software provider and senior software engineer at Goldenspider, an accounting software company. Ms. Xu holds a Master of Science in Applied Mathematics from Dalian University of Technology.

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

Haoqing Su cofounded and served in various executive and operations positions in several internationally based companies in international trade of auto parts, manufacturing of textile products, consumer food and beverage service, and investment consulting and management. He is an avid investor and collector of antique collectibles and has a vast collection of antique bronze and jade, ancient porcelain and coins, traditional paintings and other antique collectibles. He holds a Bachelor degree in Physical Education from Guangzhou Sport University.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US4,279,275 in cash and benefits to our directors and executive officers. The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, for the fiscal year ended December 31, 2025, 2024 and 2023 to each of the following named executive officers.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation (3)	Total Paid
Stewart Lor/CEO and Chairman of the Board(1)	2023	192,674	-	436,093	628,767
	2024	187,275	-	16,009	203,284
	2025	290,086	2,109,665	-	2,399,751

Yuxia Xu/Executive Director, CFO and Chief Operating Officer(2)	2023	84,735	-	14,130	98,865
	2024	68,791	-	8,894	77,685
	2025	25,043	1,556,305	-	1,581,348

Wei Jiang /Independent Director	2023	-	-	-	-
	2024	60,000	-	32,000	92,000
	2025	60,000	-	-	60,000

Ruizhong Jiang /Independent Director	2023	-	-	-	-
	2024	18,000	-	-	18,000
	2025	60,000	-	-	60,000

Haoqing Su /Independent Director	2023	-	-	-	-
	2024	-	-	-	-
	2025	-	-	-	-

Tao Qiu /Independent Director	2023	32,000	-	-	32,000
	2024	34,465	-	1,801	36,266
	2025	139,478	-	-	139,478

Tingru Ou/ Chief Product Officer	2023	27,440	-	40,900	68,340
	2024	38,629	-	18,750	57,379
	2025	38,698	-	-	38,698

(1)	After Mr. Ban Lor’s resignation from his position as the co-CEO and co-Chairman of the Board on July 29, 2022, Mr. Stewart Lor has been serving as our sole CEO and Chairman of the Board.

(2)	Appointed as the CFO and Chief Operating Officer, with effect from May 1, 2022 and as executive Director from October 28, 2022 to April 30, 2025 and then on February 12, 2026.

(3)	Amounts reported in this column refer to the cash bonus granted to CEO and CFO provided by the Company with respect to their contribution to date approved by Compensation Committee of the Company. Cash bonuses are paid in accordance with general compensation plan of the Company to reward and further incentive officers for achievement of the Company’s business strategy and development goals.

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

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 72 Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 23 Class A ordinary shares registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 95 Class A ordinary shares.

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

On May 26, 2021, the Board approved to issue certain options to its employees, advisors, and consultants of the Company under the Amended Plan to purchase in an aggregate amount of 9 Class A ordinary shares to be governed by the terms and conditions set forth in a form of option agreement.

On January 5, 2026, the Company issued (i) 4,500,000 Class B Shares to Hogstream International Ltd., a company incorporated under the laws of British Virgin Islands, which is 100% held by Mr. Stewart Lor, the Co-Chief Executive Officer of the Company; and (ii) 3,200,000 Class B Shares to Ms. Yuxia Xu, the Chief Financial Officer of the Company, as stock bonuses for the year ended December 31, 2025.

On January 7, 2026, the Board approved to issue (i) 4,542,860 Class A ordinary share (151,428 shares after giving effect to the reverse stock split) of the Company of a par value of $0.00003 each (US$ 0.0009 per share after giving effect to the reverse stock split), and (ii) 239,098 Class B ordinary shares of a par value of $0.00003 each to its employees, advisors, and consultants of the Company, under the Company’s 2026 Stock Option Plan, which is governed by the terms and conditions set forth in a form of option agreement.

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

D. Employees

As of the date of this Annual Report, we had a total of 117 full-time employees, of which 58 are in research and development, 9 are in sales and marketing, 24 are in technical and customer services, and 26 are in general administration.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of the date of this Annual Report through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Applicable percentage ownership is based on 2,092,417 Class A ordinary shares and 7,902,031 Class B ordinary shares outstanding as of the date of this Annual Report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464.

	Beneficial Ownership
Name of Beneficial Owner	Class A Ordinary Shares	Class A Percentage	Class B Ordinary Shares	Class B Percentage	of Total Voting Power
Stewart Lor (1)	-	-	4,610,365	58.34%	58.19%
Ruizhong Jiang	-	-	-	-	-
Wei Jiang	-	-	-	-	-
Yuxia Xu (2)	-	-	3,291,666	41.66%	41.54%
Charles Tingru Ou	-	-	-	-	-
Haoqing Su	-	-	-	-	-

All directors and executive officers as a group	-	-	7,902,031	100%	99.73%

HOGSTREAM INTERNATIONAL LTD.(1)	-	-	4,610,365	58.34%	58.19%

5% or greater beneficial owners as a group	-	-	7,902,031	100%	99.73%

*	Less than 1%.

(1)	(1) Calculated based on Hogstream International Ltd.’s beneficial ownership of 4,610,365 Class B Ordinary Shares, consisting of (i) 4,500,000 Class B Ordinary Shares issued on January 5, 2026 and (ii) 110,365 Class B Ordinary Shares issued on June 18, 2025 (after giving effect to the 6-for-1 reverse stock split of 662,195 Class B Ordinary Shares effectuated on December 30, 2025). Hogstream International Ltd. is a British Virgin Islands company wholly owned by Stewart Lor, who is deemed to have sole voting and dispositive power over such shares.

(2)	(2) Calculated based on Ms. Yuxia Xu’s beneficial ownership of 3,291,666 Class B Ordinary Shares, consisting of (i) 3,200,000 Class B Ordinary Shares issued on January 5, 2026 as equity-based compensation and (ii) 91,666 Class B Ordinary Shares issued on June 18, 2025 (after giving effect to a 6-for-1 reverse stock split of 550,000 Class B Ordinary Shares effectuated on December 30, 2025).

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

The relationship of related parties

Name of Related Party	Relationship to the Group
Stewart Lor	CEO
Ban Lor	Co-founder, CEO’s brother
Yuxia Xu	CFO
Phillip Tao Qiu	Independent Director (resigned on February 12, 2026)
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent
Shanghai Yue See cultural development Co., LTD	Shareholder of Metafusion
Tingru Ou	Chief Product Officer
Zhanjiang Huarong Enterprise Management Service Co., Ltd.(“Huarong”)	Equity method investee of the Group

Due from related party (1).

	As of December 31,
	2025	2024

Ban Lor	$-	$13,700
Stewart Lor	219,832	348,714
Yuxia Xu	248,327	60,700
Huarong	2,860	-
Phillip Tao Qiu	148,747	470,931
Xiaoyan Liu	-	3,370
Subtotal	$619,766	$897,415

(1)	From time to time, the Company advances funds to senior management, mainly for oversea business purpose and due on demand.

Due to related party (1).

	As of December 31,
	2025	2024

Zhongchuan Dadi (Beijing) Technology Co., LTD	$-	$218
Tingru Ou	334	-
Subtotal	$334	$218

(1)	The above balances represent unpaid loan and expenses to these related parties.

Related party transactions

		For the years ended
		2025	2024	2023

Stewart Lor	Interest income	$10,742	$16,094	$50,663
Yuxia Xu	Interest income	$-	$-	$16,778
Shanghai Yue See cultural development Co., LTD	Service revenue	$-	$-	$4,195

Loan guarantee provided by related parties

In connection with the Group’s bank loans, Mr. Stewart Lor pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 12).

Bank loans

Outstanding balance of bank loans consisted of the following:

	As of December 31,
	2025	2024

Loans from Bank of Communication Fixed interest rates ranging from 3.2% to 3.6%, maturity dates from January 15, 2025 to March 12, 2026 and guaranteed by the representative of Zhuhai Powerbridge, the Group’s CEO and CEO’s spouse and a third party. The Group pledged buildings with the aggregated carrying value of $2.1 million and $2.1 million as of December 31, 2025 and 2024 to secure the loans	$1,715,977	$2,465,990
Loans from Bank of Zhuhai Rural Commercial Fixed interest rates ranging from 3.0%, maturity dates from July 24, 2025 to July 30, 2028. The Group pledged buildings with the aggregated carrying value of $1.6 million as of December 31, 2025 to secure the loans	1,415,538	-
Loan from SPD Bank Fixed interest rates ranging from 3.5% to 4.0%, maturity on from July 16, 2024 to December 16, 2025 and guaranteed by the Group’s CEO. The Group pledged fixed asset with the aggregated carrying value of $1.6 million as of December 31, 2024 to secure the loan, the Group’s CEO pledged personal property to secure some of these loans.	-	1,411,094
Subtotal	3,131,515	3,877,084
Less: Short term bank loans	(1,715,977)	(3,877,084)
Less: Long term bank loan-current portion	(57,771)	-
Long term bank loan	$1,357,767	$-

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers”

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

As of the date of this Annual Report, the authorized share capital of the Company is US$1,500,000 divided into (i) 4,980,000,000 Class A ordinary shares (1,666,000,000 shares after giving effect to the reverse stock split) of a par value of US$0.0009 each; and (ii) 20,000,000 Class B ordinary shares of a par value of US$0.00003 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our Company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares provided that if such operates to vary the rights of holders of ordinary shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

F. Dividends and Paying Agents

On March 5, 2024, the Board of Directors approved a special stock dividend to pay in a total of 129,789 (post-reverse stock split adjusted to 4,326) Class A ordinary shares to the holders of record of all the issued and outstanding shares of the Company as of the close of business on April 26, 2024 (the “Record Date”). This dividend was distributed on May 27, 2024.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.9% in fiscal year 2023, further depreciated by 2.8% in fiscal year 2024 and appreciated by 4.2% in fiscal year 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 increased 0.2%, 0.2% and 0.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our CEO and our CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

In connection with the audit of our financial statements for the years ended December 31, 2025, 2024 and 2023, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified consisted of (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. The material weaknesses identified by us and our independent registered public accounting firm related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals; (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions; and (iv) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals.

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

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process for the year ended December 31, 2026. If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

(c) Attestation Report on Internal Control over Financial Reporting of the Registered Public Accounting Firm

Not applicable

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Onestop Assurance PAC for the periods indicated:

	December 31, 2025	December 31, 2024
Audit Fees
- Onestop Assurance PAC	$213,800	$201,000
Total Fees	$213,800	$201,000

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

X3 Holdings Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 27, 2026

X3 HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of X3 HOLDINGS CO., LTD. (formerly known as Powerbridge Technologies Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of X3 HOLDINGS CO., LTD. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations of approximately $26.4 million and has negative operating cash flow of appropriately $3.2 million. These conditions indicate that a material uncertainty exists that raise substantial doubt on its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ OneStop Assurance PAC

OneStop Assurance PAC

Singapore

April 27, 2026

PCAOB Id#: 6732

We have served as the Company’s auditor since 2021

X3 HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$2,212,707	$4,193,839
Restricted cash	-	70,721
Accounts receivable, net	14,144,098	17,281,112
Notes receivable	151,757	-
Due from related parties	619,766	897,415
Loan receivable, net	743,321	1,351,915
Prepayments, deposits and other current assets, net	673,930	1,702,483
Total Current Assets	18,545,579	25,497,485

Property and equipment, net	5,744,391	5,980,692
Intangible assets, net	6,096,818	11,072,858
Prepayments, deposits and other assets	27,019,546	37,689,697
Long term investment	122,870	-
Goodwill	2,805,485	4,838,820
Right-of-use assets-operating lease	539,705	338,017
Deferred tax assets	768,447	977,450
Total Assets	$61,642,841	$86,395,019

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$1,715,977	$3,877,084
Long term bank loan-current portion	57,771	-
Accounts payable	13,990,263	18,073,964
Convertible notes	-	6,574,380
Deferred revenue	1,984,828	1,855,313
Loan from third parties	1,185,982	578,573
Due to a related party	334	218
Operating lease liabilities -current	319,296	215,253
Taxes payable	291,727	244,770
Accrued expenses and other current liabilities	494,582	3,038,236
Total Current Liabilities	20,040,760	34,457,791

Operating lease liabilities -non-current	237,174	146,932
Long term bank loan	1,357,767	-
Deferred tax liabilities	-	1,882,829
Total Liabilities	21,635,701	36,487,552

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A Common shares, $0.0009 par value, 1,666,000,000 shares authorized; 533,637 and 76,467 issued and outstanding as of December 31, 2025 2024 *	480	68
Class B Common shares, $0.00003 par value, 20,000,000 shares authorized; 202,031and 2,031 issued and outstanding as of December 31, 2025 and 2024.	6	-
Additional paid-in capital	353,206,145	363,712,513
Subscription receivable	(30,400,000)	(55,906,186)
Accumulated deficit	(281,990,538)	(255,789,851)
Accumulated other comprehensive loss	(5,335,019)	(6,072,241)
Total X3 Holdings Co., Ltd.’s Shareholders’ Equity	35,481,074	45,944,303
Non-controlling interest	4,526,066	3,963,164
Total Equity	40,007,140	49,907,467
Total Liabilities and Equity	$61,642,841	$86,395,019

*	Retroactively restated for one-for-thirty reverse split with effective date of February 10, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2025	2024	2023
REVENUES:
Application development services	$3,091,745	$5,348,816	$9,780,115
Consulting and technical support services	2,426,085	3,563,248	3,609,158
Subscription services	697,387	606,313	695,010
Trading revenue	-	2,055,815	2,549,808
Others revenue	76,792	37,250	190,732
Total revenues	6,292,009	11,611,442	16,824,823

COST OF REVENUES
Cost of application development services	1,386,061	3,421,696	9,236,901
Cost of consulting and technical support services	702,567	1,420,126	1,404,193
Cost of subscription services	64,279	49,642	102,573
Cost of trading revenue	-	2,044,973	2,504,352
Cost of others revenue	93,261	53,770	156,608
Total cost of revenues	2,246,168	6,990,207	13,404,627

GROSS PROFIT	4,045,841	4,621,235	3,420,196

OPERATING EXPENSES
Selling and marketing	654,494	1,103,266	1,480,732
General and administrative	6,458,581	7,179,289	12,130,707
(Recovery of) provision for credit losses	(1,352,466)	5,358,510	539,284
Research and development	2,553,431	4,062,297	4,814,463
Share-based compensation	6,027,637	5,834,999	6,058,117
Impairment charges	21,847,760	64,485,916	31,958,931
Total operating expenses	36,189,437	88,024,277	56,982,234

OPERATING LOSS	(32,143,596)	(83,403,042)	(53,562,038)

OTHER INCOME (EXPENSE)
Gain from disposition of a subsidiary	4,581,885	-	-
(Loss) gain from equity investment	(50,192)	-	70,947
Loss on debt extinguishment	-	(473,653)	-
Change in fair value of convertible notes	-	1,048,271	(21,166)
Gain from fair value change in equity investments	-	-	2,402,943
Fair value loss on financial instruments	-	-	(71,006,115)
Other expense	(454,977)	(1,127,491)	(169,107)
Total other expenses	4,076,716	(552,873)	(68,722,498)

LOSS BEFORE INCOME TAXES	(28,066,880)	(83,955,915)	(122,284,536)

INCOME TAX BENEFIT	(1,664,473)	(122,754)	(57,341)

NET LOSS	(26,402,407)	(83,833,161)	(122,227,195)

Less: loss attributable to non-controlling interests	(201,720)	(7,595,933)	(12,628,754)
NET LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD.	(26,200,687)	(76,237,228)	(109,598,441)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	564,090	(846,028)	(1,715,719)
COMPREHENSIVE LOSS	(25,838,317)	(84,679,189)	(123,942,914)
Less: comprehensive loss attributable to non-controlling interest	(374,852)	(7,432,236)	(12,615,498)
COMPREHENSIVE LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD.	$(25,463,465)	$(77,246,953)	$(111,327,416)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES *
Basic and diluted	307,365	76,725	10,503
LOSS PER SHARE
Basic and diluted	$(202.46)	$(993.64)	$(10,434.89)

*	Retroactively restated for one-for-thirty reverse split with effective date of February 10, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares *				Additional Paid-in	Subscription	Accumulated	Accumulated Other Comprehensive	Non- controlling	Total
	Class A	Amount	Class B	Amount	Capital	Receivable	Deficit	Loss	Interest	Equity
Balance, December 31, 2022	376	$-	-	$-	$165,228,622	$-	$(59,081,432)	$(3,333,541)	$(263,507)	$102,550,142
Conversion of convertible notes	31	-	-	-	3,128,453	-	-	-	-	3,128,453
Issuance shares for acquisitions	453	-	-	-	36,718,737	-	-	-	-	36,718,737
Issuance shares as prepayment for potential acquisition	194	-	-	-	15,906,186	-	-	-	-	15,906,186
Issuance of shares for private placement	36,679	33	-	-	49,037,686	(40,500,000)	-	-	-	8,537,719
Share based compensation	418	-	-	-	6,058,117	-	-	-	-	6,058,117
Split shares	-	-			(3,527)	-	-	-	-	(3,527)
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	-	115,050	115,050
Net loss for the year	-	-	-	-	-	-	(109,598,441)	-	(12,628,754)	(122,227,195)
Non-controlling interests recognized from step acquisitions	-	-	-	-	-	-	-	-	23,946,670	23,946,670
Put options compensations	34,036	31	-	-	71,006,083	-	-	-	-	71,006,114
Transfer Class A to Class B	(68)	-	2,031	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,728,975)	13,256	(1,715,719)
Balance, December 31, 2023	72,119	64	2,031	-	347,080,357	(40,500,000)	$(168,679,873)	(5,062,516)	11,182,715	144,020,747
Issuance of shares for private placement	32	-	-	-	101,639	500,000	-	-	-	601,639
Stock dividend	4,326	4	-	-	10,872,746	-	(10,872,750)	-	-	-
Share based compensation	-	-	-	-	5,834,999	-	-	-	-	5,834,999
Split shares	(10)	-	-	-	(3,435)	-	-	-	-	(3,435)
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	-	38,892	38,892
Deregister subsidiaries	-	-	-	-	(173,793)	-	-	-	173,793	-
Net loss for the year	-	-	-	-	-	-	(76,237,228)	-	(7,595,933)	(83,833,161)
Shares receivable from potential acquisition	-	-	-	-	-	(15,906,186)	-	-	-	(15,906,186)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,009,725)	163,697	(846,028)
Balance, December 31, 2024	76,467	68	2,031	-	363,712,513	(55,906,186)	(255,789,851)	(6,072,241)	3,963,164	49,907,467
Issuance of shares for private placement	457,364	412	-	-	35,399,588	(30,400,000)	-	-	-	5,000,000
Non-controlling interest from acquisition	-	-	-	-	-	-	-	-	5,244,823	5,244,823
Stock dividend	-	-	-	-	(36,027,400)	40,000,000	-	-	-	3,972,600
Disposal subsidiaries		-	-	-	-	-	-	-	(4,307,069)	(4,307,069)
Split shares	(194)	-	-	-	(15,906,186)	15,906,186	-	-	-	-
Share based compensation	-	-	200,000	6	6,027,630	-	-	-	-	6,027,636
Net loss for the year	-	-	-	-	-	-	(26,200,687)	-	(201,720)	(26,402,407)
Foreign currency translation adjustment	-	-	-	-	-	-	-	737,222	(173,132)	564,090
Balance, December 31, 2025	533,637	$480	202,031	$6	$353,206,145	$(30,400,000)	$(281,990,538)	$(5,335,019)	$4,526,066	$40,007,140

*	Retroactively restated for one-for-thirty reverse split with effective date of February 10, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

X3 HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(26,402,407)	$(83,833,161)	$(122,227,195)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation and amortization	2,774,653	6,113,904	5,458,596
(Recovery of) provision for credit losses	(1,352,466)	5,358,510	539,284
Share based compensation	6,027,637	5,834,999	6,058,117
Loss from disposal of property and equipment	6,262	978	188
Deferred tax benefit	(1,667,125)	(122,343)	(66,695)
Gain from fair value change in equity investments	-	-	(2,402,943)
Fair value loss on financial instruments	-	-	71,006,115
Loss (gain) from long term investment	50,192	-	(70,947)
Settlement loss on disposition of assets	-	318,129	-
Impairment charges	21,847,760	64,485,916	31,958,931
Loss on debt extinguishment	-	473,653	-
Change in fair value of convertible notes	-	(1,048,271)	21,166
Accrued interest of convertible notes	181,559	646,206	297,954
Loss from disposition of a subsidiary	(4,581,885)	-	-
Amortization of right-of-use assets-operating lease	282,414	332,131	172,435
Changes in assets and liabilities:
Notes receivable	(147,653)	27,794	(15,535)
Accounts receivable	6,102,932	231,204	(6,409,095)
Prepayments, deposits and other assets	705,505	367,168	(1,513,880)
Accounts payable	(4,451,006)	(1,587,053)	6,076,903
Accounts payable-related party	-	-	-
Accrued expenses and other current liabilities	(2,454,579)	2,305,539	(783,861)
Taxes payable	68,752	69,816	58,266
Deferred revenue	77,083	(646,242)	830,574
Operating lease liabilities	(308,383)	(321,317)	(141,183)
NET CASH USED IN OPERATING ACTIVITIES	(3,240,755)	(992,440)	(11,152,805)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment from (loans to) third parties	27,998	(309,161)	(1,320,203)
Purchases of property and equipment	(227,829)	(723,977)	(679,146)
Purchases of intangible assets	(788,582)	(903,804)	(1,240,041)
Proceeds from disposal of property and equipment	-	-	59
Payment for long-term investment	(169,739)	-	-
Payments to related parties	-	-	(600,000)
Proceeds from related parties	270,156	378,713	1,350,425
Net cash received from disposal of subsidiaries	6,345	-	-
Net cash arising from business combination	8,924	47,366	58,048
NET CASH USED IN INVESTING ACTIVITIES	(872,727)	(1,510,863)	(2,430,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	3,046,817	4,210,848	3,954,300
Repayments of bank loans	(3,937,391)	(4,169,157)	(2,542,050)
Proceeds from private placement and market offering	8,972,600	601,639	8,537,719
Split shares	-	(3,435)	(3,527)
Proceeds from (payment for) issuance of convertible notes	(533,333)	1,482,159	(1,250,000)
Proceeds from (payments to) related parties	10,939	28,591	40,484
Loan from (repayment to) third party	(5,615,197)	26,465	552,108
NET CASH PROVIDE BY FINANCING ACTIVITIES	1,944,435	2,177,110	9,289,034

EFFECT OF EXCHANGE RATE CHANGES	117,194	(124,747)	(370,193)

NET DECREASE IN CASH, CASH EQUIVALENT AND RESTRICTED CASH	(2,051,853)	(450,940)	(4,664,822)

CASH, CASH EQUIVALENT AND RESTRICTED CASH - beginning of year	4,264,560	4,715,500	9,380,322

CASH, CASH EQUIVALENT AND RESTRICTED CASH - end of year	$2,212,707	$4,264,560	$4,715,500

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$741,006	$286,608	$144,080
Income taxes	$2,652	$172	$14,138

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$431,642	$320,127	$324,304
Conversion of convertible notes	$-	$-	$3,128,453
Issuance shares as prepayment for potential acquisition	$-	$-	$15,906,186
Issuance shares for acquisitions	$-	$-	$36,718,737
Non-controlling interests recognized from step acquisitions	$-	$-	$23,946,670
Due to related party transferred to non-controlling interests	$-	$38,892	$115,050
Prepayments, deposits and other assets transferred from loan receivable	$-	$-	$59,651,975
Prepayments, deposits and other assets as consideration for acquisitions	$8,264,382	$13,854,016	$-
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$2,212,707	$4,193,839	$2,991,563
Restricted cash	-	70,721	1,723,937
Total cash and restricted cash	$2,212,707	$4,264,560	$4,715,500

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

As of December 31, 2025, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”)	100% by X3	July 27, 2018	Hong Kong, PRC	Investment holding
Hong Kong Hongyi Holdings Limited (“Hongyi”)	100% by X3	April 24, 2023	Hong Kong, PRC	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by X3	July 28, 2020	Hong Kong, PRC	Investment holding
Powercrypto Inc	100% by X3	April 5, 2022	USA	Management consultancy services
X3 HOLDINGS PTE. LTD. (“X3 HOLDINGS”)	100% by X3	November 8, 2023	Singapore	Investment holding
Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”) (1)	100% by X3	November 30, 2021	Hong Kong, PRC	Investment holding
Creation Intelligent Co., Limited (“Creation Intelligent”) (2)	100% by X3	August 6, 2024	Hong Kong, PRC	Investment holding
X3 Technologies PTE. LTD.	100% by X3 HOLDINGS	July 22, 2024	Singapore	Software application and technology services
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	Software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	Software application and technology services
Powerbridge Digital Trade (HK) Co., Limited	51% by Powerbridge HK	June 26, 2023	Hong Kong, PRC	Investment holding
SmartConn Co.Limited(“SmartConn”)	50.99% by Powerbridge HK	December 14, 2020	Hong Kong, PRC	Investment holding
Powerbridge Technology (Zhuhai Economic and Technological Development Zone) Co., Ltd	100% by Powerbridge HK	November 27, 2025	the PRC	Software application and technology services
PicAIGames Technology Co., Ltd. (PicAIGames)	100% by Creation	May 23, 2024	the PRC	Software application and technology services

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (continued)

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	Software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”) (3)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	Software application and technology services
Shanghai Stamp Technology Co., Ltd.	100% by SmartConn	December 9, 2018	the PRC	Software application and technology services
Ascendent Insight Education Co., Ltd. (“Ascendent”) (1)	90% by Anxin Jieda	January 7, 2020	the PRC	Software application and technology services
Xingtai Ningyao Technology Co., Ltd. (1)	100% by Ascendent	December 17, 2022	the PRC	Software application and technology services
Shenzhen Hongchuangxin Technology Co., Ltd.(“Hongchuangxin”)	100% by Hongyi	October 31, 2022	the PRC	Trading
PicAIGames Technology Co., Ltd. (“PicAIGames”) (2)	51% by Creation	May 23, 2024	the PRC	Mobile game development and operating

(1)	On July 29, 2025, the Company completed the transaction to sell 100% equity interests of its wholly-owned subsidiary, Anxin Jieda, and its subsidiaries (details refer to Note 4).

(2)	On August 1, 2025, the Company completed the acquisition of Creation Intelligent. (details refer to Note 3).

(3)	The Company completed the deregistration procedures on November 28, 2025.

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

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of the Company.

Liquidity

As of December 31, 2025, the Group had working capital deficit of $1.5 million. For the year ended December 31, 2025, the Group incurred a net loss of approximately $26.4 million and had negative operating cash flow of approximately $3.2 million. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing its liquidity, the Group monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. The Group has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections. As of December 31, 2025, the Group had cash and cash equivalent of approximately $2.2 million. Deferred revenue included in current liabilities of $2.0 million, which will be recognized as revenue in the next fiscal year when the services are provided. As of December 31, 2025, the Group had short-term bank loans and long-term bank loans of $1.8 million and $1.4 million, respectively. The Group expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experiences with the Group’s good credit history. Subsequent to December 31, 2025, the Group also has the following financing agreements to raise funds

On May 19, 2025, the Company entered into purchase agreements with thirteen investors. Pursuant to the Purchase Agreement, the Company agreed to sell 124,031 Class A ordinary shares, at a purchase price of $77.4 per share. The Company has received proceeds of $5.0 million as of December 31, 2025. Outstanding subscription receivable amounted to $4.6 million as of December 31, 2025.

On July 11, 2025, the Company entered into a definitive securities purchase agreement with certain individuals, the Company agreed to sell 333,333 Class A ordinary shares with consideration of $25.8 million. The Company issued 333,333 Class A ordinary shares on July 17, 2025, outstanding subscription receivable amounted to $25.8 million as of December 31, 2025.

On January 30, 2026, the Company entered into purchase agreements with an investor to sell up to $50,000,000 of newly issued Class A ordinary shares, over the period of 24 months from the date of the execution of the purchase agreement, and an aggregate of 43,209 of Class A ordinary shares issue to the investor as consideration for its commitment to enter into the purchase agreement. The Company will receive gross proceeds of $50.0 million in connection with the offering before deducting the related offering expenses. As of this annual report filing date, the Company have received proceeds of approximately $2.7 million.

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

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s consolidated financial statements include but not limited to the useful lives of property and equipment, intangible assets, impairment of long-lived assets and antique art pieces, impairment of goodwill, valuation of accounts receivables, valuation of convertible notes, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

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

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2025 and 2024, cash balances were $2,212,707 and $4,193,839, respectively.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing and lawsuit. As of December 31, 2025 and 2024, restricted cash consists of cash equivalents of $nil and $70,721, respectively.

Accounts receivable, net

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Group’s consolidated financial statements. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable is considered impaired and written off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date but will incur an interest charge and a processing fee.

Prepayments, deposits and other assets, net

Prepayment, deposit and other assets, net, primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided, security deposits made to our customers, advances to employees and antique art pieces obtained in lieu of debt repayment. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements and periods when they are expected to be realized. These advances are unsecured and these advances and antique art pieces are reviewed periodically to determine whether their carrying value has become impaired.

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

Useful Life
Capitalized development costs	5 years
Purchased software	5 years
Software from business combinations	4-10 years

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the year ended December 31, 2025, due to slow development of Hongchuangxin and Creation Intelligent, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Hongchuangxin and Creation Intelligent were less than carrying value. Therefore, the Group recorded impairment on the intangible assets acquired from the acquisition of Hongchuangxin and Creation Intelligent in the amount of $7,238,725 and $7,878,957 for the year ended December 31, 2025, respectively. For the year ended December 31, 2024, due to slow development of Smartconn and Boxinrui, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn and Boxinrui was less than carrying value. Therefore, the Group impaired the intangible assets acquired from the acquisition of Smartconn and Boxinrui of $12,705,933 and $14,083,736 for the year ended December 31, 2024. For the year ended December 31, 2023, due to slow development of Smartconn, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Smartconn was less than carrying value. Therefore, the Group impaired the intangible assets acquired from the acquisition of Smartconn of $2,272,829 for the year ended December 31, 2023.

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

For the year ended December 31, 2025, the Group performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Hongchuangxin was less than carrying value. The Group impaired the goodwill acquired from the acquisition of Hongchuangxin of $4,838,820 for the year ended December 31, 2025.

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

(5) Others revenue

In April 2023, the Group initiated a strategic expansion to other business, such as regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Group’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Group’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Group charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Group’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Group provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Group are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements.

In August, 2025, the Group started to offer mobile game distribution service for game operators (either game owner / developer or game platform) and earns monthly distribution service fee over the contractual term. The Group does not have the primary responsibility for fulfillment and acceptability of the game services to the end users. The Group’s responsibilities are distributing games and providing market promotion service over the contract term. Accordingly, the Group records the game distribution service revenue on a net basis based on the pre-determined profit-sharing ratios when the performance obligations are satisfied on the monthly basis over the contract term.

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

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Group records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Group’s right to consideration in exchange for the service that the Group has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Group has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2025 and 2024 the balance of deferred revenue amounted to $1,984,828 and $1,855,313, respectively.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended December 31, 2025, 2024 and 2023, the advertising expense amounted to $nil, $1,725 and $44,120, respectively.

Operating leases

The Group adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Group has lease contracts for dormitory and office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. All of the tax returns of the Group’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Loss per share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between Ordinary Shares and other participating securities based on their participating rights. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive. For the years ended December 31, 2025, 2024 and 2023, since the company had a loss, basic and dilutive loss per share is the same.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Share-Based compensation

The Group accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation, and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

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

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2025 and 2024, the aggregate amount of cash, cash equivalents and restricted cash of $1,878,113 and $4,209,535, respectively, were held at major financial institutions in PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy for allowance for credit losses on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

The Group’s functional currency is the RMB, and the Group’s financial statements are presented in U.S. dollars. The RMB deprecated by 2.8% in fiscal year 2024 and appreciated by 4.2% in fiscal year 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Group needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group.

(c)	Significant customers

For the year ended December 31, 2025, two customers accounted for 39.8% and 11.0% of the Group’s total revenues, respectively. For the year ended December 31, 2024, one customer accounted for 36.8% of the Group’s total revenues. For the year ended December 31, 2023, three customers accounted for 27.1%, 15.5% and 15.1% of the Group’s total revenues, respectively.

As of December 31, 2025, two customers accounted for 19.2% and 10.1% of the Group’s accounts receivable, respectively. As of December 31, 2024, two customers accounted for 15.6% and 10.3% of the Group’s accounts receivable, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(d)	Significant suppliers

For the year ended December 31, 2025, two suppliers accounted for 15.8% and 12.2% of the Group’s total purchases, respectively. For the year ended December 31, 2024, one supplier accounted for 14.2% of the Group’s total purchases. For the year ended December 31, 2023, three suppliers accounted for 36.8%, 21.0% and 20.2% of the Group’s total purchases, respectively. As of December 31, 2025, two suppliers accounted for 29.4% and 12.5% of the Group’s total accounts payable, respectively. As of December 31, 2024, one supplier accounted for 24.6% of the Group’s total accounts payable.

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

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Group’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvement. ASU 2025-11 is intended to improve the navigability of required interim disclosures and clarify when that guidance is applicable, and also to provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. ASU 2025-12 makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements and related disclosures.

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

Due to sluggish business operations subsequent to the acquisition, the Group engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Group recorded an impairment of goodwill of $2,911,926 for the year ended December 31, 2024 and further recorded an impairment of goodwill and intangible assets of $4,838,820 and $7,238,725, respectively, for the year ended December 31, 2025.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition (continued)

Creation Intelligent Acquisition

The Company entered into a definitive share purchase agreement (the “Share Purchase Agreement”) dated as of August 1, 2025, with a Non-U.S. individual (“Seller”), pursuant to which the Company agreed to acquire 100% of the outstanding equity interests in Creation Intelligent Co., Limited (“Creation Intelligent”), a Hong Kong-based company that holds a 51% equity interest in PicAIGames Technology Co., Ltd. (“PicAIGames”), a mobile game developer and operator renowned for its innovative gameplay design and strong user engagement metrics. Pursuant to the Share Purchase Agreement, the consideration shall be paid in form of certain antique art pieces. The fair value of the consideration for this acquisition was $8,862,626 (including antique pieces worthing $8,264,382 and a settlement of $598,244 due from Creation Intelligent). Upon execution of the Share Purchase Agreement, the Company is entitled to gain full control over Creation Intelligent, including indirect control over PicAIGames’s 51% equity interest. The transaction was closed on August 1, 2025. The consolidated operating results of Creation Intelligent for the year ended December 31, 2025 were not significant to the Group. The objective of the acquisition is to expand the Group’s business scope.

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

Amount
Total consideration for acquisition	$8,862,626

Assets acquired and liabilities assumed:
Cash acquired	8,924
Accounts receivable	79,999
Prepayments, deposits and other current assets	154,125
Right of use assets	37,899
Intangible assets, net	11,171,863
Accounts payable	(51,344)
Deferred revenue	(12,209)
Other current liabilities	(87,293)
Total net assets acquired	11,301,964
49% equity value with non-controlling interests	(5,244,823)
Goodwill	$2,805,485

The intangible assets are mainly attributable to software copyrights acquired through the acquisition, which are amortized over 4 years.

Due to sluggish business operations subsequent to the acquisition, the Group engaged a third-party valuation firm and performed fair value assessment using income approach, according to the valuation report, the Group recorded an impairment of intangible assets of $7,878,957, respectively, for the year ended December 31, 2025.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Divestitures

On July 14, 2025, the Company signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Anxin Jieda, and its subsidiaries, Ascendent Insight Education Co., Ltd. and Xingtai Ningyao Technology Co., Ltd., for a total consideration of $6,370 (HKD50,000). The transaction was closed on July 29, 2025. Given the accumulated losses in the disposed subsidiaries, for the year ended December 31, 2025, the Group recorded a gain of $4,581,885 resulting from the disposition of Anxin Jieda and its subsidiaries, which is reflected in gain from disposal of subsidiaries on the Consolidated Statement of Operations and Comprehensive Loss. Prior to the transfer, those subsidiaries did not commence any substantial revenue generating activities nor have a major effect on the Group’s operation and financial results, therefore, it is not reported as a discontinued operation.

Note 5 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2025	2024

Accounts receivable	$22,567,000	$28,715,543
Less: Allowance for credit losses	(8,422,902)	(11,434,431)
Accounts receivable, net	$14,144,098	$17,281,112

Unbilled accounts receivable included in accounts receivable above amounted to $8,472,637 and $11,973,816 as of December 31, 2025 and 2024, respectively. The unbilled accounts receivables as of December 31, 2025 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of April 10, 2026, approximately $0.8 million (or 3.8%) of total accounts receivable as of December 31, 2025 was collected. It represented 3.5% of billed accounts receivable balance and 4.2% of unbilled accounts receivable balance as of December 31, 2025, respectively.

Movement of allowance for credit losses is as follows:

	As of December 31,
	2025	2024	2023

Beginning balance	$11,434,431	$7,133,370	$7,080,677
Provision for credit losses	(2,353,710)	4,625,042	256,834
Written-off	(201,621)	(131,158)	(6,214)
Decrease from disposal of subsidiaries	(690,021)	-	-
Foreign currency translation adjustments	233,823	(192,823)	(197,927)
Ending balance	$8,422,902	$11,434,431	$7,133,370

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	As of December 31,
	2025	2024

Security deposits (1)	$257,453	$631,211
Advances to suppliers	1,651,758	1,659,609
Advances to employees	71,666	129,971
Prepaid expense	34,837	529,751
Prepaid VAT tax	393,404	-
Antique art pieces (2)	26,814,960	36,970,600
Others	-	19,286
	29,224,078	39,940,428
Less: Long term portion	(27,019,546)	(37,689,697)
Allowance for credit losses - advances to suppliers	(1,530,602)	(548,248)
Prepayments, deposits and other assets – current portion	$673,930	$1,702,483

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

(2)	On January 5, 2023, the Group received 20 antique art pieces to settle $59,651,975 (RMB411,157,212) from a debt extinguish agreement. On May 1, 2024, the Group settled 7 antique art pieces as a purchase consideration to acquire Hongchuangxin (details refer to Note 3). On August 1, 2025, the Group settled 6 antique art pieces as a purchase consideration to acquire Creation Intelligent (details refer to Note 3). The Group engaged an independent valuation firm to perform the valuation for the rest antique art pieces, the fair value was $26,814,960 as of December 31, 2025.

Movement of allowance for credit losses is as follows:

	As of December 31,
	2025	2024	2023

Beginning balance	$548,248	$281,694	$364,973
Provision for credit losses	2,892,983	9,065,372	-
Written-off	(1,960,554)	(8,787,174)	(75,000)
Foreign currency translation adjustments	49,925	(11,644)	(8,279)
Ending balance	$1,530,602	$548,248	$281,694

Note 7 — Loan receivable, net

Loan receivable, net consisted of the following:

	As of December 31,
	2025	2024

Unsecured loan receivable from third parties (1)	$1,028,825	$1,625,914
Allowance for credit losses	(285,504)	(273,999)
Loan receivable, net	$743,321	$1,351,915

(1)	As of December 31, 2025 and 2024, loans to third parties represent the balance the Group lend to various third-parties for their working capital needs at interest rate of 0%-5% per annum and due on demand.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Long term investments

	Equity investments accounted for using the equity method(ii)	Equity investments without readily determinable fair value(i)	Total
Balance as of December 31, 2023	$-	$11,272,965	$11,272,965
Impairment	-	(11,243,483)	(11,243,483)
Foreign currency translation adjustments	-	(29,482)	(29,482)
Balance as of December 31, 2024	$-	-	$-
Additions	169,739	-	169,739
Loss from long term investment	(50,192)	-	(50,192)
Foreign currency translation adjustments	3,323	-	3,323
Balance as of December 31, 2025	$122,870	$-	$122,870

(i)

During the year ended December 31, 2022, the Group invested $434,960 (RMB3.0 million) cash and issued 7 Class A ordinary shares (equivalent to $1,844,377) for 5.0% equity interest in Shenzhen Chenbao Information service Co., Ltd. (“Chenbao”) in which the Group does not have significant influence and such investment does not have readily determinable fair values. In the year ended December 31, 2024, based on the financial conditions and operating performances in Chenbao, a full impairment loss of $2,184,781 was applied against the investment.

On November 1, 2022, the Group invested issued 64 Class A ordinary shares (equivalent to $9,058,701) for 19% equity interest in DTI Group Limited (“DTI”) in which the Group does not have significant influence and such investment does not have readily determinable fair values. In the year ended December 31, 2024, based on the financial conditions and operating performances in DTI, a full impairment loss of $9,058,702 was applied against the investment.

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

(ii)

On January 22, 2025, the Group partnered with two third-parties to form a new company Zhuhai Hongzhi Cultural Technology Co., Ltd.(“Hongzhi”) and the Group has 35% equity interest with a capital commitment of $25,025(RMB175,000). On November 13, 2025 and February 28, 2026, the Group’s capital commitment was increased to $250,247 (RMB1,750,000) and $1,501,480 (RMB10,500,000), with each shareholder contributing proportionally. The Group considers it has significant influence on this investment based on its voting power. As of December 31, 2025, the Group has invested $169,739 (RMB1,220,000) to Hongzhi and recorded share of loss $50,192 (RMB360,755) during the year ended December 31, 2025.

On April 9, 2025, the Group partnered with two third-parties to form a new company Zhanjiang Huarong Enterprise Management Service Co., Ltd.(“Huarong”) and the Group has 36% equity interest with a capital commitment of $246,599 (RMB1.8 million). The Group considers it has significant influence on this investment based on its voting power. The Company has not recorded any share of loss caused by Huarong, since the Group has not made any capital injection.

As of December 31, 2025, the Group believes there was no material market environment change or any other factor that indicating the fair value of investment was less than its carrying value, hence, the Group concluded there is no impairment of the above investment.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2025	2024

Computer equipment	$517,977	$527,372
Office equipment, fixtures and furniture	3,455,318	2,042,230
Automobiles	201,423	179,273
Buildings	4,650,526	4,455,440
Construction in Progress	-	1,083,036
Subtotal	8,825,244	8,287,351
Less: accumulated depreciation	(3,080,853)	(2,306,659)
Property and equipment, net	$5,744,391	$5,980,692

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $701,480, $480,560 and $453,628, respectively. As of December 31, 2025, buildings with net book value amounted to $3,724,558 were pledged for obtaining various of loans (See Note 12).

Note 10 — Intangible assets, net

Intangible assets, net consist of the following:

	As of December 31,
	2025	2024

Capitalized development costs (1)	$13,385,407	$11,995,622
Purchased software	401,485	384,643
Software from business combinations	38,463,677	43,184,301
Subtotal	52,250,569	55,564,566
Less: accumulated amortization	(15,459,435)	(15,877,444)
Impairment of software from business combinations	(30,694,316)	(28,614,264)
Intangible assets, net	$6,096,818	$11,072,858

(1)	The Group capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage.

Amortization expense for the years ended December 31, 2025, 2024 and 2023 amounted to $2,073,173, $5,633,344 and $5,004,968, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Related party balances and transactions

The relationship of related parties

Name of Related Party	Relationship to the Group
Stewart Lor	CEO
Ban Lor	Co-founder, CEO’s brother
Yuxia Xu	CFO
Phillip Tao Qiu	Independent Director (resigned on February 12, 2026)
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent
Shanghai Yue See cultural development Co., LTD	Shareholder of Metafusion
Tingru Ou	Chief Product Officer
Huarong	Equity method investee of the Group

Due from related parties (1)

	As of December 31,
	2025	2024

Ban Lor	$-	$13,700
Stewart Lor	219,832	348,714
Yuxia Xu	248,327	60,700
Huarong	2,860	-
Phillip Tao Qiu	148,747	470,931
Xiaoyan Liu	-	3,370
Subtotal	$619,766	$897,415

(1)	From time to time, the Group advances funds to senior management, mainly for expanding oversea business purpose and due on demand.

Due to related parties (1)

	As of December 31,
	2025	2024

Zhongchuan Dadi (Beijing) Technology Co., LTD	$-	$218
Tingru Ou	334	-
Subtotal	$334	$218

(1)	The above balances represent unpaid loan and expenses to these related parties.

Related party transactions

		For the years ended
		2025	2024	2023

Stewart Lor	Interest income	$10,742	$16,094	$50,663
Yuxia Xu	Interest income	$-	$-	$16,778
Shanghai Yue See cultural development Co., LTD	Service revenue	$-	$-	$4,195

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Related party balances and transactions (continued)

Loan guarantee provided by related parties

In connection with the Group’s bank loans, Mr. Stewart Lor pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 12).

Note 12 — Bank loans

Outstanding balance of bank loans consisted of the following:

	As of December 31,
	2025	2024

Loans from Bank of Communication Fixed interest rates ranging from 3.2% to 3.6%, maturity dates from January 15, 2025 to March 12, 2026 and guaranteed by the representative of Zhuhai Powerbridge, the Group’s CEO and CEO’s spouse and a third party. The Group pledged buildings with the aggregated carrying value of $2.1 million and $2.1 million as of December 31, 2025 and 2024 to secure the loans	$1,715,977	$2,465,990
Loans from Bank of Zhuhai Rural Commercial Fixed interest rates ranging from 3.0%, maturity dates from July 24, 2025 to July 30, 2028. The Group pledged buildings with the aggregated carrying value of $1.6 million as of December 31, 2025 to secure the loans	1,415,538	-
Loan from SPD Bank Fixed interest rates ranging from 3.5% to 4.0%, maturity on from July 16, 2024 to December 16, 2025 and guaranteed by the Group’s CEO. The Group pledged fixed asset with the aggregated carrying value of $1.6 million as of December 31, 2024 to secure the loan, the Group’s CEO pledged personal property to secure some of these loans.	-	1,411,094
Subtotal	3,131,515	3,877,084
Less: Short term bank loans	(1,715,977)	(3,877,084)
Less: Long term bank loan-current portion	(57,771)	-
Long term bank loan	$1,357,767	$-

The movement bank loans are as follows:

	For the years ended December 31,
	2025	2024	2023

Beginning balance	$3,877,084	$3,943,718	$2,609,755
Additions	3,046,817	4,210,848	3,954,300
Repayments	(3,937,391)	(4,169,157)	(2,542,050)
Foreign currency translation adjustments	145,005	(108,325)	(78,287)
Ending balance	$3,131,515	$3,877,084	$3,943,718

For the years ended December 31, 2025, 2024 and 2023, interest expense for above bank loans were $125,910, $149,060 and $144,080, respectively, with the weighted average interest rate of 3.1%, 3.9% and 4.1%, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ending December 31,	Repayment
2026	$1,773,748
2027	57,771
2028	1,299,996
Total	$3,131,515

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Lease

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the years ended December 31, 2025, 2024 and 2023 amounted to $400,000, $460,284 and $344,775, respectively. Cash paid for amounts included in the measurement of lease liabilities amounted to $308,383 and $321,317 for the years ended December 31, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2025	December 31, 2024

Right-of-use assets, net	$539,705	$338,017

Operating lease liabilities - current	319,296	215,253
Operating lease liabilities - non-current	237,174	146,932
Operating lease liabilities	$556,470	$362,185

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.9 years
Weighted average discount rate	4.2%

The following is a schedule of maturities of lease liabilities as of December 31, 2025:

Twelve months ending December 31,	Amount
2026	$334,004
2027	175,700
2028	67,294
Total future minimum lease payments	576,998
Less: imputed interest	(20,528)
Present value of lease liabilities	$556,470

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Convertible notes

Convertible notes consist of the following:

	December 31, 2025	December 31, 2024

YA Notes	$-	$6,574,380
Convertible notes	$-	$6,574,380

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

On December 5, 2024, the Company and YA entered into an omnibus amendment agreement (the “December 2024 modification”). Pursuant to the omnibus amendment agreement, the Floor Price under the YA 2024 Notes will be reduced from $29.4 to $18.0 per Ordinary share, subject to the adjustment to reflect any reverse stock split effectuated by the Company.

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

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Convertible notes (continued)

On February 16, 2025, the Company entered into a forbearance and repayment agreement (the “Forbearance Agreement”) with YA, pursuant to which YA agreed (a) to forbear from exercising certain of its rights and remedies as stipulated under the related agreements and (b) to forbear from exercising conversion right under the outstanding YA 2024 Notes into the Company’s Ordinary shares in connection with the outstanding amounts under the YA 2024 Notes as set forth in the Forbearance Agreement, subject to the conditions, amendments and modifications contained in the Forbearance Agreement for the period commencing from February 16, 2025 to June 30, 2025, so long as (i) the Company strictly complies with the terms of this Forbearance Agreement and (ii) that there is no occurrence or existence of any event of default as defined in the related agreements or in the Forbearance Agreement, other than the existing defaults as stated in the Forbearance Agreement. In addition, the Forbearance Agreement does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investor under the related agreements in conjunction therewith as in effect prior to the date of the Forbearance Agreement. Prior to April 24, 2025, the Company repaid $533,333 to YA. On April 24, 2025, the Company entered into a termination agreement with YA, pursuant to which YA agreed terminate the standby equity purchase and registration rights and obligation (together as “the YA termination”). The Company evaluated the YA termination under ASC 470 and determined that it was not considered an extinguishment of debt. As a result, the Company reclassified the YA 2024 Notes to loan from third parties. From April 24, 2025 to December 31, 2025, the Company fully repaid $6,755,939 to YA.

Note 15 — Loan from third parties

Loan from third parties consist of the following:

	December 31, 2025	December 31, 2024

Loan from a third party with 6% interest per annum	$-	$578,573
Loan from a third party with 8% interest per annum	1,185,982	-
Subtotal	$1,185,982	$578,573

As of this annal report filing date, the Company have issued 489,701 Class A ordinary shares of the Company to repay $760,000 amount of this loan.

Note 16 — Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2025	December 31, 2024

Payroll payables	$323,881	$402,115
Security deposit payable	-	2,191,991
Professional fee and others	170,701	444,130
Accrued expenses and other current liabilities	$494,582	$3,038,236

X3 HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Taxes

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

The impact of the preferred tax treatment noted above decreased income taxes by $99,829, $286,342 and $477,154 for the fiscal years 2025, 2024 and 2023, respectively. The benefit of the preferred tax treatment on net loss per share (basic and diluted) was $0.3, $3.7 and $45.4 for the years ended December 31, 2025, 2024 and 2023, respectively.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2025	2024	2023

Current	$2,652	$(411)	$9,354
Deferred	(1,667,125)	(122,343)	(66,695)
Income tax benefit	$(1,664,473)	$(122,754)	$(57,341)

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Taxes (continued)

The following table reconciles China statutory rates to the Group’s effective tax rate:

	For the years ended December 31,
	2025	2024	2023

PRC statutory rates	25.0%	25.0%	25.0%
Preferential tax rates	0.4%	(0.4)%	(0.4)%
R&D credits	0.7%	0.3%	0.2%
Change in valuation allowance and others	(20.2)%	(24.8)%	(24.8)%
Effective tax rate	5.9%	0.1%	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Provision for credit losses	$1,235,554	$1,483,285
Depreciation and amortization	244,043	207,204
Net operating loss carryforward	3,899,031	2,751,701
Valuation allowance	(4,610,181)	(3,464,740)
Deferred tax assets, net	$768,447	$977,450

Deferred tax liabilities:
Increase in fair value of intangible assets acquired through acquisition	$1,859,988	$1,882,829
Impairment of intangible assets acquired through acquisition	(1,859,988)	-
Deferred tax liabilities	$-	$1,882,829

As of December 31, 2025, the Group has approximately $20.8 million net operating loss (“NOL”) carryforwards with expirations by 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $4,610,181 and $3,464,740 valuation allowance against the deferred tax assets that the Group does not expect to realize at December 31, 2025 and 2024, respectively.

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

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Taxes (continued)

Tax payable

Taxes payable consists of the following:

	As of December 31,
	2025	2024

Income taxes payable	$-	$5,591
VAT and other tax payable	291,727	239,179
Taxes payable	$291,727	$244,770

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2025, 2024 and 2023. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Note 18 — Equity

Ordinary Shares

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

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Equity (continued)

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

On November 4, 2024, the Company held the annual general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a) a share consolidation of every twenty (20) issued and unissued Class A ordinary shares with par value of $0.40 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $8; (b) the authorized share capital of the Company be increased from $2,000,000,000 divided into 250,000,000 shares of par value of $8 each, to $40,000,000,000 divided into 5,000,000,000 shares of par value of $8 each, consisting of 4,999,000,000 Class A ordinary shares of a par value of $8.0 each and 1,000,000 Class B ordinary shares of a par value of $8 each, by creation of an additional 4,750,000,000 Class A ordinary shares of a nominal or par value of $8 each; (c) 19,000,000 Class A ordinary shares of the additional 4,750,000,000 authorized Class A ordinary shares be redesignated as Class B ordinary shares, such the authorized share capital of the Company shall be changed to $40,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $8.00 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $8.00 each. On November 22, 2024, the Company paid cash and cancelled 293 (post-reverse stock split adjusted to 10) Class A ordinary shares for fractional shares in connection with the share consolidation reconciliation.

On February 10, 2025, the Company held an extraordinary general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a) a share consolidation of every six (6) issued and unissued Class A ordinary shares with par value of $8 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $48; (b) the authorized share capital of the Company be increased from $40,000,000,000 divided into 833,333,333 shares of par value of $48 each, consisting of 830,000,000 Class A ordinary shares of a par value of $48 each and 3,333,333 Class B ordinary shares of a par value of $48 each, to $240,000,000,000 divided into 5,000,000,000 shares of par value of $48 each, consisting of 4,996,666,667 Class A ordinary shares of a par value of $48 each and 3,333,333 Class B ordinary shares of a par value of $48 each, by creation of an additional 4,166,666,667 Class A ordinary shares of a nominal or par value of $48 each; (c) 16,666,667 Class A ordinary shares of the additional 4,166,666,667 authorized Class A ordinary shares be re-designated as Class B ordinary shares, such that the authorized share capital of the Company shall be changed to $240,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $48 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $48 each; (d) the par value of each of the issued and unissued ordinary shares be reduced from $48.00 to $0.00003 per share by cancelling the paid-up share capital to the extent of $47.99997 per share by way of a reduction of capital, so as to form new ordinary shares with par value of $0.00003 each, such that the authorized share capital of the Company shall be changed to $150,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $0.00003 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $0.00003 each. On January 8, 2026, the Company paid cash and cancelled issued 28 (post-reverse stock split adjusted to 1) Class A ordinary shares for fractional shares in connection with the share consolidation reconciliation.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Equity (continued)

On February 9, 2026, the Company held an extraordinary general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a)the Company’s authorized share capital be increased from $150,000 divided into 4,980,000,000 Class A ordinary shares of a par value of $0.00003 each and 20,000,000 Class B ordinary shares of a par value of $0.00003 each to $1,500,000 divided into 49,980,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, by creation of an addition of 45,000,000,000 Class A ordinary shares; (b) the number of votes attaching to the Class B ordinary shares be increased from thirty (30) votes per share to one hundred (100) votes per share; (c) in the event that the closing bid price per listed Class A Shares on the Nasdaq Stock Market falls below $1.00 and conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting to be determined by the Board.

On February 10, 2026, the Board approved a Class A ordinary share consolidation at a ratio of 30-to-1 so that every 30 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the Share Consolidation, the Company’s authorized share capital be decreased from $1,500,000 divided into 49,980,000,000 Class A ordinary shares of a par value of $0.00003 each and 20,000,000 Class B ordinary shares of a par value of $0.00003 each to $1,500,000 divided into 1,666,000,000 Class A ordinary shares of a par value of $0.0009 each and 20,000,000 Class B ordinary shares of a par value of $0.00003 each.

All historical share and per share amounts in these condensed financial statements have been retroactively adjusted to reflect the share consolidation.

The Company had 533,637 and 76,467 Class A ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively. The Company had 202,031 and 2,031 Class B ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively.

Shares issued for consulting services

During the period from January 4, 2023 to August 4, 2023, the Group issued in aggregated of 45 Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The aggregated fair value of those shares was assessed at $1,520,867 based on the stock price of contract dates.

On November 29, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,000,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 23 restricted Class A ordinary shares to the advisory firm based on the fair market value.

On December 8, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,500,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 350 restricted Class A ordinary shares to the advisory firm based on the fair market value.

 On May 9, 2025, the Board approved 108,334 and 91,666 Class B restricted ordinary shares to Mr. Stewart Lor and Ms. Yuxia Xu, respectively, as stock bonuses. On June 18, 2025, the Company issued these shares. The aggregated fair value of those shares was assessed at $766,919 assessed by a third- party valuation firm.

On December 31, 2025, the Board approved to issue 4,500,000 and 3,200,000 Class B restricted ordinary shares to Mr. Stewart Lor and Ms. Yuxia Xu, respectively, as stock bonuses. On January 5, 2026, the Company issued these shares. The aggregated fair value of those shares was assessed at $2,899,050 assessed by a third- party valuation firm.

For the years ended December 31, 2025, 2024 and 2023, the Group recorded a consulting fee expense of $3,665,970, $1,474,999 and $1,698,117 included in the share-based compensation expense. As of December 31, 2025 and 2024, there were no unrecognized share-based compensation expense related to the shares issued for consulting service.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Equity (continued)

Restricted share units (“RSUs”) issued for consulting services

On June 16, 2022, the board of directors proposed to modify the Company’s Amended 2018 Stock Option Plan), by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Share Units to the employees, Directors and consultants of the Company.

On July 15, 2022 the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 14 RSUs (representing 1 ordinary share of the Company) as compensation for the services after signing of the agreements. The Company issued 14 RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded a consulting fee expense of $2,361,667 and $4,360,000, $4,360,000 included in the share-based compensation expense. As of December 31, 2025 and 2024, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $nil and $2,361,667.

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved and amended the 2018 Stock Option Plan (the “2018 Plan”).

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 72 Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 23 Class A ordinary shares s registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 95 Class A ordinary shares.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Equity (continued)

On May 26, 2021, the Board approved to issue 9 stock options to its employees under 2018 stock option plan. The options will expire no later than May 26, 2026. After a series of amendment, 7 of these stock options were fully vested upon grant; 2 of these stock options was vested in one year after grant, with an exercise price of $72,576 per share.

A summary of activities of the stock options for the years ended December 31, 2025, 2024 and 2023 is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$

Outstanding as of December 31, 2022	9	72,576.00	3.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2023	9	72,576.00	2.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2024	9	72,576.00	1.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2025	9	72,576.00	0.48	-
Exercisable as of December 31, 2025	9	72,576.00	0.48	-

For the years ended December 31, 2025, 2024 and 2023, there was no share-based compensation expenses recognized for the share options granted. As of December 31, 2025 and 2024, there was no unrecognized share-based compensation expenses related to the share options granted, respectively.

Private placement

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s Class A ordinary shares at the lowest daily VWAP of the Class A ordinary shares during the Valuation Period by 97%. For the year ended December 31, 2023, the Company issued 16 Class A ordinary shares and net proceeds was $596,504.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s Class A ordinary shares at the market price by 96%. For the year ended December 31, 2023, the Company issued 409 Class A ordinary shares and net proceeds was $6,864,652. For the year ended December 31, 2024, the Company issued 32 Class A ordinary shares and net proceeds was $101,639.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Equity (continued)

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s Class A ordinary shares at the market price by 96%. For the year ended December 31, 2023, the Company issued 14 Class A ordinary shares and net proceeds was $976,563 (of which $500,000 was received for the year ended December 31, 2024).

On May 17, 2023, the Company entered into a securities purchase agreement with Spring Field Fund SPC. Pursuant to the agreement, Spring Field Fund SPC shall purchase $600,000 of Class A ordinary shares at a share price of $48,312.0 per share. The Group received the proceeds of $600,000 on May 18, 2023 and has issued the related shares by December 31, 2024.

On November 24, 2023, the Company entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Company’s Class A ordinary shares at a share price of $1,080.0 per share. The Company issued 36,240 Class A ordinary shares on November 24, 2023 and recorded the related subscription receivable of $40.0 million as of December 31, 2024. In February 2025, the Company entered into a supplemental agreement with these twelve investors to change the aggregate purchase amount to $3,972,600 at a price of $109.5 per share. The change in the subscription consideration of $36,027,400 was considered as a deemed distribution to the investors. The Company received proceeds of $3,972,600 for the year ended December 31, 2025.

On May 19, 2025, the Company entered into purchase agreements with thirteen investors. Pursuant to the purchase agreement, the Company agreed to sell 124,031 Class A ordinary shares, at a purchase price of $77.4 per share. The Company issued 124,031 Class A ordinary shares to these investors on June 5, 2025 and received proceeds of $5.0 million as of December 31, 2025.Outstanding subscription receivable amounted to $4.6 million as of December 31, 2025.

On July 11, 2025, the Company entered into a definitive securities purchase agreement with certain individuals, the Company agreed to sell 333,333 Class A ordinary shares with consideration of $25.8 million. The Company issued 333,333 Class A ordinary shares on July 17, 2025, outstanding subscription receivable amounted to $25.8 million as of December 31, 2025.

Conversion of convertible notes

On February 3, 2023, the Company issued an aggregate of 31 Class A ordinary shares of the Company to Streeterville (Note 14). The fair value of the conversion note was assessed at $3,128,453 upon conversion based on the binomial model assessed by the independent valuation firm.

Shares issued for reserve

As of December 31, 2025, the Company issued 7 Class A ordinary shares held in an escrow account as reserve solely for potential stock options. As of December 31, 2025, no shares were transferred to the holders.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Equity (continued)

Shares issued for long-term investments/acquisitions

On January 5, 2023, the Group entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition paid in the form of 133 Class A ordinary shares of the Company. The fair value of the shares issued amounted to $12,640,062.

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 194 Class A ordinary shares to purchase 32% equity of DTI. In connection with the failure to acquire DTL, these 194 Class A ordinary shares were cancelled on January 29, 2025. The subscription receivables was $15,906,186 as of December 31, 2024 (refer to Note 8).

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Company agreed to pre-issue 320 shares to further acquire 65% equity interest in Boxinrui for a consideration in form of 320 Class A ordinary shares to the relevant shareholders. The fair value of the shares issued amounted to $24,078,675.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Smartconn. Pursuant to the agreement, the Company shall issue 14,830 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $30,938,757.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Boxinrui. Pursuant to the agreement, the Company shall issue 19,206 Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $40,067,357.

Warrants

During the year ended December 31, 2021, the Company completed in aggregate of $6.0 million convertible notes with YA and issued 1 warrant to YA. The warrants carry a term of five years and shall be exercisable at $3,153,600 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity.

Dividend

On March 5, 2024, the board of directors approved a special stock dividend to pay in total of 4,326 Class A ordinary shares to the holders of record of all the issued and outstanding shares of the Company as of the close of business on April 26, 2024.

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

The Company’s subsidiaries in PRC had accumulated deficits for the years ended December 31, 2025 and 2024, as a result, the statutory reserve balances were $nil as of December 31, 2025 and 2024.

X3 HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Commitments and contingencies

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

Note 20 — Segment reporting

The Group’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using factors such as revenue, operating expenses, loss from operations and net loss. Significant expenses include cost of revenues, sales and marketing expenses, general and administrative expenses, research and development and share based compensation, which are each separately presented on the Group’s statements of operations and comprehensive loss. Other segment items within net loss include interest expenses, change in fair value of convertible notes and so on. During the years ended December 31, 2025, 2024 and 2023, all revenue is PRC revenue. The Group’s long-lived assets consist primarily of property and equipment and intangible assets, most of which are located in the PRC.

The following table presents revenues by the service lines:

	For the Years Ended December 31,
	2025	2024	2023
REVENUES:
Application development services	$3,091,745	$5,348,816	$9,780,115
Consulting and technical support services	2,426,085	3,563,248	3,609,158
Subscription services	697,387	606,313	695,010
Trading revenue	-	2,055,815	2,549,808
Others revenue	76,792	37,250	190,732
Total revenues	$6,292,009	$11,611,442	$16,824,823

Note 21 — Subsequent events

On January 6, 2026, the Company adopted a share option plan (the “2026 Plan”) to promote the success of the Company and to enhance shareholders’ value by providing additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders. Pursuant to the 2026 Plan, up to 151,428 Class A ordinary shares and 239,098 Class B ordinary shares will be issued. As of this annal report filing date, 150,000 Class A ordinary shares have been granted to five employees.

The Group evaluated all events and transactions that occurred after December 31, 2025 up through the date the Group issued these consolidated financial statements, Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.